AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 9, 2014

REGISTRATION NO. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WEYERHAEUSER REAL ESTATE COMPANY

(Exact name of registrant as specified in its charter)

Washington	1531	91-0861867
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98003

(253) 924-2345

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sandy D. McDade, Esq.

Senior Vice President and General Counsel

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98003

(253) 924-2345

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Andrew J. Pitts, Esq. D. Scott Bennett, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Keith P. Bishop, Esq. Allen Matkins Leck Gamble Mallory & Natsis LLP 1900 Main Street, Fifth Floor Irvine, California 92614 (949) 553-1313	Michael E. Flynn, Esq. Brian J. Lane, Esq. Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, California 92612 (949) 451-4054

Approximate date of commencement of proposed sale to the public: As soon as practicable on or after the effective date of this registration statement and after all other conditions to the completion of the exchange offer and merger described herein have been satisfied or waived.

If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Common shares	100,000,000	$24.18	$2,418,905,000.00	$311,554.96

(1)	Represents the total number of common shares of Weyerhaeuser Real Estate Company, which will have a par value of $0.04 per share after the consummation of the WRECO Stock Split described in this registration statement, offered in exchange for, or to be distributed in any pro rata dividend in respect of, the common shares, par value $1.25 per share, of Weyerhaeuser Company, as described in the Prospectus—Offer to Exchange filed as part of this registration statement. Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers an indeterminate number of additional common shares of Weyerhaeuser Real Estate Company as may be issuable as a result of stock splits, stock dividends or similar transactions.
(2)	Calculated pursuant to Rule 457(c) and Rule 457(f) under the Securities Act of 1933, as amended, based on the average of the high and low prices of shares of common stock of TRI Pointe Homes, Inc., as reported on the New York Stock Exchange on January 8, 2014, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger) and rounded down to the nearest cent. The filing fee applicable to the offering of common shares of Weyerhaeuser Real Estate Company contemplated by this registration statement was paid in connection with TRI Pointe Homes, Inc.’s Registration Statement on Form S-4, which was filed on January 9, 2014 (Registration No. 333-193248). The common shares of Weyerhaeuser Real Estate Company that will be exchanged for common shares of Weyerhaeuser Company (or distributed to eligible shareholders of Weyerhaeuser Company in a pro rata distribution, if any) as contemplated by this registration statement will immediately be converted into the right to receive shares of common stock of TRI Pointe Homes, Inc. pursuant to the Transaction Agreement (as defined herein). Because the conversion will be immediate, Weyerhaeuser Real Estate Company has not remitted a separate filing fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Weyerhaeuser Real Estate Company (“WRECO”), which is a subsidiary of Weyerhaeuser Company (“Weyerhaeuser”), is filing this registration statement on Form S-4 and Form S-1 to register its common shares (which will have a par value of $0.04 per share after the consummation of the WRECO Stock Split described in this registration statement), which common shares will be distributed to Weyerhaeuser shareholders pursuant to a spin-off or a split-off in connection with the merger (the “Merger”) of Topaz Acquisition, Inc. (“Merger Sub”), which is a wholly owned subsidiary of TRI Pointe Homes, Inc. (“TRI Pointe”), with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, the WRECO common shares will be immediately converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share. Prior to the consummation of the Merger, Weyerhaeuser will cause certain assets relating to Weyerhaeuser’s real estate business to be transferred to, and certain liabilities relating to Weyerhaeuser’s real estate business to be assumed by, WRECO and its subsidiaries. Weyerhaeuser will also cause certain assets of WRECO and its subsidiaries that will be excluded from the Transactions (as defined herein) to be transferred to, and certain liabilities of WRECO and its subsidiaries that will be excluded from the Transactions to be assumed by, Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). Weyerhaeuser NR Company (“WNR”), a wholly owned subsidiary of Weyerhaeuser, will receive cash proceeds of approximately $739 million from new debt financing to be incurred by WRECO upon consummation of the Transactions, which cash will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). WNR may also receive a cash payment of the Adjustment Amount (as defined herein), if the Adjustment Amount is payable by TRI Pointe, as described in this registration statement. TRI Pointe will file a proxy statement that relates to the annual meeting of TRI Pointe stockholders to approve, among other proposals, the issuance of shares of TRI Pointe common stock in the Merger. In addition, TRI Pointe has filed a registration statement on Form S-4 (Reg. No. 333-193248) to register the shares of its common stock, par value $0.01 per share, which will be issued in the Merger.

Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off. Weyerhaeuser will determine which approach it will take prior to the consummation of the Transactions and no decision has been made at this time. In a spin-off, all Weyerhaeuser shareholders would receive a pro rata number of WRECO common shares. In a split-off, Weyerhaeuser would offer its shareholders the option to exchange their Weyerhaeuser common shares for WRECO common shares in an exchange offer, which WRECO common shares would immediately be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger, resulting in a reduction in Weyerhaeuser’s outstanding common shares. If the exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of the exchange offer. WRECO is filing this registration statement under the assumption that the WRECO common shares will be distributed to Weyerhaeuser shareholders pursuant to a split-off. Once a final decision is made regarding the manner of distribution of the shares, this registration statement on Form S-4 and Form S-1, TRI Pointe’s proxy statement and TRI Pointe’s registration statement on Form S-4 will be amended to reflect that decision, if necessary. As TRI Pointe is not yet eligible to incorporate by reference, “Appendix A: Description of TRI Pointe” is included in this registration statement. TRI Pointe expects to incorporate the information in Appendix A by reference in subsequent amendments.

The information in this document may change. The exchange offer and issuance of securities being registered pursuant to the registration statement of which this document forms a part may not be completed until the registration statement is effective. This document is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JANUARY 9, 2014

PRELIMINARY PROSPECTUS—OFFER TO EXCHANGE

WEYERHAEUSER COMPANY

Offer to Exchange All Common Shares of

WEYERHAEUSER REAL ESTATE COMPANY

Which Are Owned by Weyerhaeuser Company

and Will Be Converted into the Right to Receive Shares of Common Stock of

TRI POINTE HOMES, INC.

for

Common Shares of Weyerhaeuser Company

Weyerhaeuser Company, a Washington corporation (“Weyerhaeuser”), is offering to exchange all issued and outstanding common shares (“WRECO common shares”) of Weyerhaeuser Real Estate Company, a Washington corporation (“WRECO”), for common shares of Weyerhaeuser (“Weyerhaeuser common shares”) that are validly tendered and not properly withdrawn. The number of Weyerhaeuser common shares that will be accepted if this exchange offer is completed will depend on the final exchange ratio and the number of Weyerhaeuser common shares tendered. The terms and conditions of this exchange offer are described in this document, which you should read carefully. None of Weyerhaeuser, WRECO, any of their respective directors or officers or any of their respective representatives makes any recommendation as to whether you should participate in this exchange offer. You must make your own decision after reading this document and consulting with your advisors.

Immediately following the consummation of this exchange offer, a special purpose merger subsidiary of TRI Pointe Homes, Inc., a Delaware corporation (“TRI Pointe”), named Topaz Acquisition, Inc., a Washington corporation (“Merger Sub”), will be merged with and into WRECO, with WRECO surviving the merger and becoming a wholly owned subsidiary of TRI Pointe (the “Merger”). In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of common stock of TRI Pointe (“TRI Pointe common stock”). Accordingly, WRECO common shares will not be transferred to participants in this exchange offer; participants will instead receive shares of TRI Pointe common stock in the Merger. No trading market currently exists or will ever exist for WRECO common shares. You will not be able to trade the WRECO common shares before or after they are converted into the right to receive shares of TRI Pointe common stock in the Merger. There can be no assurance that shares of TRI Pointe common stock issued in the Merger will trade at the same prices at which shares of TRI Pointe common stock are traded prior to the Merger.

Weyerhaeuser will calculate the value of Weyerhaeuser common shares, WRECO common shares and shares of TRI Pointe common stock based on the simple arithmetic averages of the daily volume-weighted average prices (“VWAP”) of Weyerhaeuser common shares and TRI Pointe common stock on the New York Stock Exchange (“NYSE”) on each of the last three trading days (“Valuation Dates”) of the exchange offer period (not including the expiration date), as it may be voluntarily extended, but not including the last two trading days that are part of any Mandatory Extension (as described below) or any voluntary extension following a Mandatory Extension. Based on an expiration date of                     , 2014, the Valuation Dates are expected to be                     , 2014,                     , 2014 and                     , 2014. See “This Exchange Offer—Terms of this Exchange Offer”.

This exchange offer is designed to permit you to exchange your Weyerhaeuser common shares for a number of WRECO common shares that corresponds to a     % discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. However, the exchange ratio is subject to an upper limit, as discussed in “This Exchange Offer—Upper Limit”. Subject to the upper limit, for each $1.00 of Weyerhaeuser common shares accepted in this exchange offer, you will ultimately receive $         of fully paid and non-assessable shares of TRI Pointe common stock as a result of this exchange offer and the Merger. This exchange offer does not provide for a minimum exchange ratio. See “This Exchange Offer—Terms of this Exchange Offer”. If the upper limit is in effect, then the exchange ratio will be fixed at the upper limit and this exchange offer will be automatically extended (a “Mandatory Extension”) until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date to permit shareholders to tender or withdraw their Weyerhaeuser common shares during that period. IF THE UPPER LIMIT IS IN EFFECT, AND UNLESS YOU PROPERLY WITHDRAW YOUR SHARES, YOU WILL RECEIVE LESS THAN $         OF WRECO COMMON SHARES FOR EACH $1.00 OF WEYERHAEUSER COMMON SHARES THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.

The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on                     ,          (the last trading day before the date of this document), based on the daily VWAPs of Weyerhaeuser common shares and TRI Pointe common stock on                     , 2014,                     , 2014 and                     , 2014, would have provided for              WRECO common shares (which will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock per WRECO common share in the Merger) to be exchanged for every Weyerhaeuser common share accepted. The value of WRECO common shares received and, following the consummation of the Merger, the value of TRI Pointe common stock received may not remain above the value of Weyerhaeuser common shares tendered following the expiration date of this exchange offer.

THIS EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON                     , 2014, UNLESS THE OFFER IS EXTENDED OR TERMINATED. WEYERHAEUSER COMMON SHARES TENDERED PURSUANT TO THIS EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THIS EXCHANGE OFFER.

In reviewing this document, you should carefully consider the risk factors discussed beginning on page 43 of this document.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus—Offer to Exchange is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus—Offer to Exchange is                     , 2014.

Unless there is a Mandatory Extension, the final exchange ratio used to determine the number of WRECO common shares that you will receive for each Weyerhaeuser common share accepted in this exchange offer will be announced by press release no later than 4:30 p.m., New York City time, on the last trading day prior to the expiration date. At that time, the final exchange ratio will be available at http://www.            .com/            / and from the information agent at the toll-free number provided on the back cover of this document. Weyerhaeuser will announce whether the upper limit on the number of WRECO common shares (which will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock per WRECO common share in the Merger) that can be received for each Weyerhaeuser common share tendered will be in effect at the expiration of the exchange offer period, at http://www.            .com/            / and by press release, no later than 4:30 p.m., New York City time, on the last trading day prior to the expiration date. Throughout this exchange offer, indicative exchange ratios (calculated in the manner described in this document) will also be available on that website and from the information agent at the toll-free number provided on the back cover of this document.

This document provides information regarding Weyerhaeuser, WRECO, TRI Pointe and the Transactions (as defined below), in which Weyerhaeuser common shares may be exchanged for WRECO common shares, which will then be immediately converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger, which shares of TRI Pointe common stock will then be distributed to participating Weyerhaeuser shareholders. Weyerhaeuser common shares are listed on the NYSE under the symbol “WY”. TRI Pointe common stock is listed on the NYSE under the symbol “TPH”. On                     , 2014, the last reported sale price of Weyerhaeuser common shares on the NYSE was $        , and the last reported sale price of TRI Pointe common stock on the NYSE was $        . The market prices of Weyerhaeuser common shares and of TRI Pointe common stock will fluctuate prior to the completion of this exchange offer and thereafter and may be higher or lower at the expiration date than the prices set forth above. No trading market currently exists for WRECO common shares, and no such market will exist in the future. WRECO has not applied for listing of its common shares on any exchange.

WRECO has prepared this document under the assumption that the WRECO common shares will be distributed to Weyerhaeuser shareholders pursuant to a split-off. Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off and, once a final decision is made, this document will be amended to reflect that decision, if necessary.

If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed pursuant to a pro rata distribution (a spin-off) also consummated on the closing date of the Merger. Any Weyerhaeuser shareholder who validly tenders (and does not properly withdraw) Weyerhaeuser common shares for WRECO common shares in this exchange offer will waive its rights with respect to those tendered Weyerhaeuser common shares to receive, and will forfeit any rights to, WRECO common shares distributed on a pro rata basis to Weyerhaeuser shareholders in the event this exchange offer is not fully subscribed. If this exchange offer is terminated by Weyerhaeuser without the exchange of shares, but the conditions for consummation of the Transactions have otherwise been satisfied, Weyerhaeuser intends to distribute all of the issued and outstanding WRECO common shares on a pro rata basis to Weyerhaeuser shareholders, with a record date to be announced by Weyerhaeuser. See “This Exchange Offer—Distribution of Any WRECO Common Shares Remaining after this Exchange Offer”.

Immediately following the consummation of this exchange offer, Merger Sub will be merged with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. Each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. Immediately after the consummation of the Merger, the ownership of TRI Pointe common stock on a fully diluted basis is expected to be as follows: (i) WRECO common shares will have been converted into the right to receive, in the aggregate, approximately 79.8% of the then outstanding TRI Pointe common stock, (ii) the TRI Pointe common stock outstanding immediately prior to the

i

consummation of the Merger will represent approximately 19.5% of the then outstanding TRI Pointe common stock and (iii) outstanding equity awards of WRECO and TRI Pointe employees will represent the remaining 0.7% of the then outstanding TRI Pointe common stock.

Weyerhaeuser’s obligation to exchange WRECO common shares for Weyerhaeuser common shares is subject to the conditions described in “This Exchange Offer—Conditions for Consummation of this Exchange Offer”, including the satisfaction of conditions to the Transactions, which include TRI Pointe stockholder approval of the issuance of TRI Pointe common stock in the Merger and other conditions.

This document incorporates by reference important business and financial information about Weyerhaeuser from documents filed with the U.S. Securities and Exchange Commission (“SEC”) that have not been included in or delivered with this document. This information is available at the website that the SEC maintains at http://www.sec.gov, as well as from other sources. See “Where You Can Find More Information; Incorporation By Reference”. You also may ask any questions about this exchange offer or request copies of the exchange offer documents from Weyerhaeuser, without charge, upon written or oral request to Weyerhaeuser’s information agent,                     , located at              or at telephone number             . In order to receive timely delivery of the documents, you must make your requests no later than                     , 2014.

Weyerhaeuser has provided all information contained or incorporated by reference in this document with respect to Weyerhaeuser and WRECO and their respective subsidiaries, the Real Estate Business and the terms and conditions of this exchange offer. TRI Pointe has provided all information contained in this document with respect to TRI Pointe and Merger Sub and their respective subsidiaries, as well as information with respect to TRI Pointe after the consummation of the Transactions. This document contains references to trademarks, trade names and service marks, including “Avanti”, “Camberley Homes”, “Everson Homes”, “Evoke”, “Maracay Homes”, “Pardee Homes”, “Quadrant Homes”, “Texas Casual Cottages”, “Trendmaker Homes”, “Urban Innovations” and “Winchester Homes”, that are owned by WRECO and its related entities.

This document is not an offer to sell or exchange and it is not a solicitation of an offer to buy any Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock in any jurisdiction in which the offer, sale or exchange is not permitted. Non-U.S. shareholders should consult their advisors in considering whether they may participate in this exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock that may apply in their home countries. None of Weyerhaeuser, WRECO or TRI Pointe can provide any assurance about whether such limitations may exist. See “This Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on this exchange offer outside the United States.

HELPFUL INFORMATION

In this document:

•	“Adjustment Amount” means the Adjustment Amount payable in cash by TRI Pointe or WNR, as applicable, to the other party in connection with the consummation of the Transactions, as described in “The Transaction Agreement—Payment of Adjustment Amount”;

•	“business day” means, for purposes of this exchange offer, any day other than a Saturday, Sunday, or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time;

•	“CIP Shares” means Weyerhaeuser common shares in uncertificated form held through the Computershare CIP, a direct stock purchase and dividend reinvestment plan for Weyerhaeuser, maintained by Computershare Trust Company, N.A., as transfer agent;

•	“Citigroup” means Citigroup Global Markets Inc.;

•	“Closing Date” means the closing date of the Transactions;

•	“Code” means the Internal Revenue Code of 1986, as amended;

•	“Commitment Letter” means the commitment letter, dated as of November 3, 2013, of DB Cayman, Deutsche Bank and Citigroup to WRECO;

•	“Covington & Burling Tax Opinion” means a written opinion received by Weyerhaeuser from Covington & Burling LLP to the effect that (i) the WRECO Spin will qualify as a tax-free transaction described in Section 355 of the Code, (ii) the Distribution will qualify as a tax-free transaction described in Section 355 of the Code and (iii) the Merger will qualify as a tax-free reorganization described in Section 368 of the Code;

•	“Coyote Springs” means the portions of a mixed use master planned community under development located in Clark and Lincoln Counties, Nevada, which are owned by Pardee through its wholly owned subsidiary, Pardee Homes of Nevada (“Pardee Nevada”). The Coyote Springs project is approximately 50 miles north of Las Vegas, Nevada and consists of approximately 42,000 acres, of which approximately 30,000 acres can be developed. As of September 30, 2013, Pardee Nevada owned 10,686 lots and controlled 56,413 lots in Coyote Springs. Within Coyote Springs, Pardee Nevada owns land in Clark County zoned or designated for both single-family home development and multi-family development. Pardee Nevada holds an option to acquire additional land and lots in Clark and Lincoln Counties. Pardee Nevada also owns property in Clark County occupied by a golf course, which is leased to and operated by a third party, as well as land dedicated to commercial and retail development;

•	“DB Cayman” means Deutsche Bank AG Cayman Islands Branch;

•	“Debt Securities” means the debt securities, in the aggregate principal amount of up to the full amount of the New Debt, which may be issued and sold by WRECO upon consummation of the Transactions;

•	“Delayed Transfer Assets” means (i) those assets relating to the Real Estate Business to be transferred to WRECO and its subsidiaries and (ii) those assets of WRECO that will be excluded from the Transactions and transferred to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), in each case the transfer of which would constitute a violation of applicable law or require a consent or governmental approval not obtained prior to the time such assets should be transferred pursuant to the terms of the Transaction Agreement;

•	“Delayed Transfer Liabilities” means (i) those liabilities relating to the Real Estate Business to be assumed by WRECO and its subsidiaries and (ii) those liabilities that will be excluded from the Transactions and assumed by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), in each case the assumption of which would constitute a violation of applicable law or require a consent or governmental approval not obtained prior to the time such liabilities should be transferred pursuant to the terms of the Transaction Agreement;

•	“Deutsche Bank” means Deutsche Bank Securities Inc.;

•	“DGCL” means the Delaware General Corporation Law;

•	“DRS” means the Direct Registration System maintained by Computershare Trust Company, N.A.;

•	“Distribution” means the distribution by Weyerhaeuser of the issued and outstanding WRECO common shares to Weyerhaeuser shareholders by way of this exchange offer and, with respect to any WRECO common shares that are not subscribed for in this exchange offer, a pro rata distribution to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after consummation of this exchange offer;

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

•	“Financing Letters” means the Commitment Letter and the related engagement letter and fee letter executed in connection therewith;

•	“GAAP” means generally accepted accounting principles in the United States;

•	“Gibson Dunn Tax Opinion” means a written opinion received by TRI Pointe from Gibson, Dunn & Crutcher LLP to the effect that the Merger will qualify as a tax-free reorganization described in Section 368 of the Code;

•	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	“Incentive Unit Holder” means a holder of incentive units in TPH LLC;

•	“Intra-Day VWAP” means, at a specific time in a day, the VWAP for the period beginning at the official open of trading on the NYSE and ending as of the specific time in such day;

•	“IRS” means the U.S. Internal Revenue Service;

•	“Merger” means the combination of TRI Pointe’s business and the Real Estate Business through the merger of Merger Sub with and into WRECO, with WRECO surviving the merger and becoming a wholly owned subsidiary of TRI Pointe, as contemplated by the Transaction Agreement;

•	“Merger Sub” means Topaz Acquisition, Inc., a Washington corporation and a wholly owned subsidiary of TRI Pointe;

•	“New Debt” means the $800 million or more in aggregate principal amount of debt financing to be incurred by WRECO upon consummation of the Transactions in the form of (i) the Debt Securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, which debt will be an obligation of WRECO and will be guaranteed by WRECO’s material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its wholly owned subsidiaries), subject to certain exceptions;

•	“NYSE” means the New York Stock Exchange;

•	“Real Estate Business” means the real estate business of Weyerhaeuser, which business is currently conducted by WRECO and its subsidiaries and set forth in certain financial statements of WRECO, other than the operations of certain excluded assets;

•	“REB Transfers” means (i) the transfer of certain assets of Weyerhaeuser and its subsidiaries relating to the Real Estate Business to, and the assumption of certain liabilities of Weyerhaeuser and its subsidiaries relating to the Real Estate Business by, WRECO and its subsidiaries and (ii) the transfer of certain assets of WRECO and its subsidiaries that will be excluded from the Transactions to, and the assumption of certain liabilities of WRECO and its subsidiaries that will be excluded from the Transactions by, Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), including the assets and liabilities relating to Coyote Springs;

•	“Revolving Credit Agreement” means the Revolving Credit Agreement, dated as of July 18, 2013, by and between TRI Pointe and U.S. Bank National Association d/b/a Housing Capital Company, as amended on December 26, 2013;

•	“SEC” means the U.S. Securities and Exchange Commission;

•	“Securities Act” means the Securities Act of 1933, as amended;

•	“Senior Unsecured Bridge Facility” means the senior unsecured bridge loans that may be incurred by WRECO upon consummation of the Transactions in the event that WRECO does not issue Debt Securities in aggregate principal amount of at least $800 million and in an aggregate principal amount equal to $800 million less the aggregate principal amount of the Debt Securities issued by WRECO;

•	“Starwood Capital” means Starwood Capital Group LLC, an affiliate of TRI Pointe;

•	“Starwood Capital Group” means Starwood Capital Group Global, L.P., its predecessors and owned affiliates;

•	“Starwood Fund” means VIII/TPC Holdings, L.L.C., a private equity fund managed by an affiliate of Starwood Capital Group;

•	“Starwood Property Trust” means Starwood Property Trust, Inc., an NYSE-listed public mortgage REIT managed by an affiliate of Starwood Capital Group;

•	“Tax Sharing Agreement” means the tax sharing agreement to be entered into by Weyerhaeuser, TRI Pointe and WRECO on or prior to the date on which validly tendered Weyerhaeuser common shares are accepted for payment pursuant to the Distribution;

•	“TPH LLC” means TRI Pointe Homes, LLC, the entity that was reorganized from a Delaware limited liability company into a Delaware corporation and renamed TRI Pointe Homes, Inc. in connection with its initial public offering;

•	“Transaction Agreement” means the Transaction Agreement, dated as of November 3, 2013, by and among Weyerhaeuser, WRECO, TRI Pointe and Merger Sub, which is incorporated by reference into this document;

•	“Transaction Documents” has the meaning ascribed to it in the Transaction Agreement;

•	“Transactions” means the transactions contemplated by the Transaction Agreement and the other Transaction Documents, which provide for, among other things, the New Debt, the REB Transfers, the Distribution, the WRECO Spin, the WRECO Stock Split and the Merger, as described in “The Transactions”;

•	“TRI Pointe” means TRI Pointe Homes, Inc., a Delaware corporation, and, unless the context otherwise requires, its subsidiaries. For periods prior to September 24, 2010, “TRI Pointe” refers to the entities through which it conducted its business during those periods. For periods from and after September 24, 2010 and prior to January 30, 2013, “TRI Pointe” refers to TPH LLC and, unless the context otherwise requires, its subsidiaries and affiliates;

•	“TRI Pointe Bylaws” means the Amended and Restated Bylaws of TRI Pointe Homes, Inc.;

•	“TRI Pointe Charter” means the Amended and Restated Certificate of Incorporation of TRI Pointe Homes, Inc.;

•	“TRI Pointe common stock” means the common stock, par value $0.01 per share, of TRI Pointe;

•	“TRI Pointe Stockholder Approval” means the approval of the TRI Pointe stockholders of the issuance of shares of TRI Pointe common stock in the Merger;

•	“TRI Pointe stockholders” means the holders of TRI Pointe common stock;

•	“Valuation Dates” means each of the last three trading days of the exchange offer period (not including the expiration date), as it may be voluntarily extended, but not including the last two trading days that are part of any Mandatory Extension or any voluntary extension following a Mandatory Extension. Based on an expiration date of , 2014, the Valuation Dates are expected to be , 2014, , 2014 and , 2014;

•	“VWAP” means volume-weighted average price;

•	“Voting Agreements” means the Voting Agreements filed as Exhibits 9.1, 9.2, 9.3 and 9.4 to this document;

•	“Weyerhaeuser” means Weyerhaeuser Company, a Washington corporation, and, unless the context otherwise requires, its subsidiaries, other than WRECO and any of its subsidiaries;

•	“Weyerhaeuser common shares” means the common shares, par value $1.25 per share, of Weyerhaeuser;

•	“Weyerhaeuser shareholders” means the holders of Weyerhaeuser common shares;

•	“WNR” means Weyerhaeuser NR Company, a Washington corporation and a wholly owned subsidiary of Weyerhaeuser;

•	“WRECO” means Weyerhaeuser Real Estate Company, a Washington corporation, and, prior to the consummation of the Transactions, an indirect wholly owned subsidiary of Weyerhaeuser, and, unless the context otherwise requires, its subsidiaries;

•	“WRECO common shares” means the common shares of WRECO, which will have a par value of $0.04 per share after the consummation of the WRECO Stock Split;

•	“WRECO Spin” means the distribution by WNR of all of the issued and outstanding WRECO common shares to Weyerhaeuser; and

•	“WRECO Stock Split” means the stock split to be effected by WRECO pursuant to which the number of WRECO common shares issued and outstanding will be increased to 100,000,000 shares and the par value of each WRECO common share will be reduced to $0.04 per share.

QUESTIONS AND ANSWERS ABOUT THIS EXCHANGE OFFER AND THE TRANSACTIONS

The following are some of the questions that Weyerhaeuser shareholders may have and answers to those questions. These questions and answers, as well as the summary that follows them, are not meant to be a substitute for the information contained in the remainder of this document, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document. You are urged to read this document in its entirety prior to making any investment decision.

Questions and Answers About This Exchange Offer

Q:	Who may participate in this Exchange Offer?

A:	Any U.S. holder of Weyerhaeuser common shares during the exchange offer period may participate in this exchange offer. Holders of Weyerhaeuser’s 6.375% Mandatory Convertible Preference Shares, Series A, may participate in this exchange offer only to the extent that they convert their preference shares into Weyerhaeuser common shares and validly tender those Weyerhaeuser common shares prior to the expiration of this exchange offer. Although Weyerhaeuser has mailed this document to its shareholders to the extent required by U.S. law, including shareholders located outside the United States, this document is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy or sell any Weyerhaeuser common shares, TRI Pointe common stock or WRECO common shares in any jurisdiction in which such offer, sale or exchange is not permitted.

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of Weyerhaeuser, WRECO or TRI Pointe has taken any action under non-U.S. regulations to facilitate a public offer to exchange Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender Weyerhaeuser common shares in this exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in this exchange offer without the need for Weyerhaeuser, WRECO or TRI Pointe to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. shareholders should consult their advisors in considering whether they may participate in this exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock that may apply in their home countries. None of Weyerhaeuser, WRECO or TRI Pointe can provide any assurance about whether such limitations may exist. See “This Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on this exchange offer outside the United States.

Q:	How many WRECO common shares will I receive for each Weyerhaeuser common share that I tender?

A:

This exchange offer is designed to permit you to exchange your Weyerhaeuser common shares for a number of WRECO common shares that corresponds to a     % discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. However, the exchange ratio is subject to an upper limit, as discussed in “This Exchange Offer—Upper Limit”. If the upper limit is in effect, Weyerhaeuser common shares will be exchanged for a number of WRECO common shares that corresponds to less, and possibly much less, than a     % discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. Subject to the upper limit, for each $1.00 of Weyerhaeuser common shares accepted in this exchange offer, you will ultimately receive $         of fully paid and non-assessable shares of TRI Pointe common stock as a result of this exchange offer and the Merger. If the upper limit is in effect, you will ultimately receive less than $ of TRI Pointe common stock for each $1.00 of Weyerhaeuser common shares that is accepted in this exchange offer, and you could receive much less. The calculated per-share value of Weyerhaeuser common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of Weyerhaeuser common shares on the NYSE on each of the Valuation Dates. The calculated per-share value of WRECO common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger). The calculated per-share value of TRI Pointe common stock for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of shares of TRI Pointe common stock on the NYSE on each of the Valuation Dates. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and its determination will be final.

Please note, however, that:

•	The number of shares you can receive is subject to an upper limit of WRECO common shares for each Weyerhaeuser common share accepted in this exchange offer. The next question and answer below describe how this limit may impact the value you receive.

•	This exchange offer does not provide for a minimum exchange ratio. See “This Exchange Offer—Terms of this Exchange Offer”.

•	Because this exchange offer is subject to proration in the event of oversubscription, Weyerhaeuser may accept for exchange only a portion of the Weyerhaeuser common shares tendered by you.

Q:	Is there a limit on the number of WRECO common shares that I can receive for each Weyerhaeuser common share that I tender?

A:	The number of shares you can receive is subject to an upper limit of WRECO common shares for each Weyerhaeuser common share accepted in this exchange offer. If the upper limit is in effect, Weyerhaeuser common shares will be exchanged for a number of WRECO common shares that corresponds to less, and possibly much less, than a % discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. If the upper limit is in effect, you will ultimately receive less than $ of TRI Pointe common stock for each $1.00 of Weyerhaeuser common shares that is accepted in this exchange offer, and you could receive much less. For example, if the calculated per-share value of Weyerhaeuser common shares was $ (the highest closing price for Weyerhaeuser common shares on the NYSE during the three-month period prior to commencement of this exchange offer) and the calculated per-share value of WRECO common shares was $ (based on the lowest closing price for TRI Pointe common stock on the NYSE during that three-month period multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger)), the value of WRECO common shares, based on the TRI Pointe common stock price multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), received for Weyerhaeuser common shares accepted for exchange would be approximately $ for each $1.00 of Weyerhaeuser common shares accepted for exchange.

The upper limit was calculated to correspond to a     % discount in the value of TRI Pointe common stock, relative to Weyerhaeuser common shares, based on the averages of the daily VWAPs of Weyerhaeuser common shares and TRI Pointe common stock on the NYSE on                     , 2014,                     , 2014 and                     , 2014 (the last three trading days before the commencement of this exchange offer). Weyerhaeuser set this upper limit to ensure that an unusual or unexpected drop in the trading price of TRI Pointe common stock, relative to the trading price of Weyerhaeuser common shares, would not result in an unduly high number of WRECO common shares being exchanged for each Weyerhaeuser common share accepted in this exchange offer.

Q:	What will happen if the upper limit is in effect?

A:	Weyerhaeuser will announce whether the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect at http://www. .com/ / and separately by press release, no later than 4:30 p.m., New York City time, on the last trading day prior to the expiration date of this exchange offer. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date to permit shareholders to tender or withdraw their Weyerhaeuser common shares during those days. The daily VWAP and trading prices of Weyerhaeuser common shares and TRI Pointe common stock during the Mandatory Extension will not affect the exchange ratio, which will be fixed at . See “This Exchange Offer—Terms of this Exchange Offer—Extension; Termination; Amendment—Mandatory Extension”.

Q:	How are the calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock determined for purposes of calculating the number of WRECO common shares to be received in this exchange offer?

A:	The calculated per-share value of Weyerhaeuser common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of Weyerhaeuser common shares on the NYSE on each of the Valuation Dates. The calculated per-share value of WRECO common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger). The calculated per-share value of TRI Pointe common stock for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of shares of TRI Pointe common stock on the NYSE on each of the Valuation Dates. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and its determination will be final.

Q:	What is the “daily volume-weighted average price” or “daily VWAP”?

A:	The “daily volume-weighted average price” for Weyerhaeuser common shares and TRI Pointe common stock will be the volume-weighted average price of Weyerhaeuser common shares and TRI Pointe common stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE and in no event later than 4:10 p.m., New York City time), as reported to Weyerhaeuser by Bloomberg L.P. for the equity ticker pages WY.N, in the case of Weyerhaeuser common shares, and TPH.N, in the case of TRI Pointe common stock. The daily VWAPs provided by Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or security holders’ own calculations of volume-weighted average prices.

Q:	Where can I find the daily VWAP of Weyerhaeuser common shares and TRI Pointe common stock during the exchange offer period?

A:

Weyerhaeuser will maintain a website at http://www.            .com/            / that provides the daily VWAP of both Weyerhaeuser common shares and TRI Pointe common stock, together with indicative exchange ratios, for each day during this exchange offer. The indicative exchange ratios will reflect whether the upper limit on the exchange ratio, described above, would have been in effect. You may also contact the information agent at the toll-free number provided on the back cover of this document to obtain the indicative exchange ratios. During the period of the Valuation Dates, when the values of Weyerhaeuser common shares, WRECO common shares and shares of TRI Pointe common stock are calculated for the purposes of this exchange offer, the website will show the indicative exchange ratios based on indicative per-share values calculated by Weyerhaeuser. The indicative per-share value of Weyerhaeuser common shares will equal (i) on the first Valuation Date, the Intra-Day VWAP for Weyerhaeuser common shares on the NYSE during the elapsed portion of that day, (ii) on the second Valuation Date, the Intra-Day VWAP for Weyerhaeuser common shares on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the Intra-Day VWAP for Weyerhaeuser common shares on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date. The indicative per-share value of WRECO common shares will equal (x) on the first Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), (y) on the second Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date, multiplied by 1.297, and (z) on the third Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date, multiplied by 1.297. The indicative per-share value of TRI Pointe common stock will equal (i) on the first Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day, (ii) on the second Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and its determination will be final. During the period of the Valuation Dates, the indicative exchange ratios and calculated per-share values will be updated at 10:30 a.m., 1:30 p.m. and no later than 4:30 p.m., New York City time.

Q:	Why is the calculated per-share value for WRECO common shares based on the trading prices for TRI Pointe common stock?

A:	There is currently no trading market for WRECO common shares and no trading market will be established in the future. Weyerhaeuser believes, however, that the trading prices for TRI Pointe common stock are an appropriate proxy for the trading prices of WRECO common shares because (i) in the Merger each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock and (ii) at the Valuation Dates, it is expected that all the major conditions to the consummation of the Merger will have been satisfied and the Merger will be expected to be consummated shortly thereafter, such that investors should be expected to be valuing TRI Pointe common stock based on the expected value of the TRI Pointe common stock after the consummation of the Merger. There can be no assurance, however, that TRI Pointe common stock after the consummation of the Merger will trade at the same prices at which TRI Pointe common stock trades prior to the consummation of the Merger. See “Risk Factors—Risks Related to the Transactions—The trading prices of TRI Pointe common stock may not be an appropriate proxy for the prices of WRECO common shares”.

Q:	How and when will I know the final exchange ratio?

A:	Subject to the possible Mandatory Extension of this exchange offer described below, the final exchange ratio showing the number of WRECO common shares that you will receive for each Weyerhaeuser common share accepted in this exchange offer will be available at http://www. .com/ / and separately by press release no later than 4:30 p.m., New York City time, on the last trading day prior to the expiration date. In addition, as described below, you may also contact the information agent to obtain the final exchange ratio at its toll-free number provided on the back cover of this document.

Weyerhaeuser will announce whether the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect at http://www.            .com/            / and separately by press release no later than 4:30 p.m., New York City time, on the last trading day prior to the expiration date. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date to permit shareholders to tender or withdraw their Weyerhaeuser common shares during those days.

Q:	Will indicative exchange ratios be provided during the tender offer period?

A:	Yes. You will be able to review indicative exchange ratios and calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and the final exchange ratio used to determine the number of WRECO common shares to be exchanged per Weyerhaeuser common share. Weyerhaeuser will maintain a website at http://www. .com/ / that provides the indicative exchange ratios and calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock. The indicative exchange ratios will also reflect whether the upper limit on the exchange ratio, described above, would have been in effect. You may also contact the information agent at the toll-free number provided on the back cover of this document to obtain these indicative exchange ratios.

In addition, for purposes of illustration, a table that indicates the number of WRECO common shares that you would receive per Weyerhaeuser common share, calculated on the basis described above and taking into account the upper limit, assuming a range of averages of the daily VWAP of Weyerhaeuser common shares and TRI Pointe common stock on the Valuation Dates, is provided under “This Exchange Offer—Terms of this Exchange Offer”.

Q:	What if Weyerhaeuser common shares or shares of TRI Pointe common stock do not trade on any of the Valuation Dates?

A:	If a market disruption event occurs with respect to Weyerhaeuser common shares or TRI Pointe common stock on any of the Valuation Dates, the calculated per-share value of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock will be determined using the daily VWAP of Weyerhaeuser common shares and TRI Pointe common stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred with respect to both Weyerhaeuser common shares and TRI Pointe common stock. If, however, a market disruption event occurs as specified above, Weyerhaeuser may terminate this exchange offer if, in its reasonable judgment, the market disruption event has impaired the benefits of this exchange offer. For specific information as to what would constitute a market disruption event, see “This Exchange Offer—Conditions for Consummation of this Exchange Offer”.

Q:	Are there circumstances under which I would receive fewer WRECO common shares than I would have received if the exchange ratio were determined using the closing prices of Weyerhaeuser common shares and TRI Pointe common stock on the expiration date of this exchange offer?

A:

Yes. For example, if the trading price of Weyerhaeuser common shares were to increase during the period of the Valuation Dates, the average Weyerhaeuser common share price used to calculate the exchange ratio would likely be lower than the closing price of Weyerhaeuser common shares on the expiration date of this exchange offer. As a result, you may receive fewer WRECO common shares, and therefore effectively fewer shares of TRI Pointe common stock, for each $1.00 of Weyerhaeuser common shares than you would have if that per-share value were calculated on the basis of the closing price of Weyerhaeuser common shares on the expiration date of this exchange offer. Similarly, if the trading price of TRI Pointe common stock were to decrease during the period of the Valuation Dates, the average TRI Pointe common stock price used to calculate the exchange ratio would likely be higher than the closing price of TRI Pointe common stock on the expiration date of this exchange offer. This could also result in you receiving fewer WRECO common shares, and therefore effectively fewer shares of TRI Pointe common stock, for each $1.00 of Weyerhaeuser common shares than you would otherwise receive if that per-share value were calculated on the basis of the closing price of TRI Pointe common stock on the expiration date of this exchange offer. See “This Exchange Offer—Terms of this Exchange Offer”.

Q:	Will Weyerhaeuser distribute fractional shares?

A:	Immediately following the consummation of this exchange offer, Merger Sub will be merged with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. Each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. In this conversion of WRECO common shares into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share, no fractional shares of TRI Pointe common stock will be delivered to holders of WRECO common shares. TRI Pointe’s transfer agent will aggregate all fractional shares of TRI Pointe common stock that holders of WRECO common shares would otherwise be entitled to receive as a result of the Merger. The transfer agent will cause the whole shares obtained thereby to be sold on behalf of those holders in the open market or otherwise as reasonably directed by TRI Pointe, in no case later than five business days after the consummation of the Merger. The transfer agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of WRECO common shares who would otherwise be entitled to receive those fractional shares of TRI Pointe common stock in the Merger.

Q:	What is the aggregate number of WRECO common shares being offered in this exchange offer?

A:	In this exchange offer, Weyerhaeuser is offering 100,000,000 WRECO common shares. Weyerhaeuser is offering all of the WRECO common shares that will be issued and outstanding on the date of consummation of this exchange offer.

Q:	What happens if not enough Weyerhaeuser common shares are tendered to allow Weyerhaeuser to exchange all of the issued and outstanding WRECO common shares?

A:	If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. Any Weyerhaeuser shareholder who validly tenders (and does not properly withdraw) Weyerhaeuser common shares for WRECO common shares in this exchange offer will waive its rights with respect to those tendered Weyerhaeuser common shares to receive, and will forfeit any rights to, WRECO common shares distributed on a pro rata basis to Weyerhaeuser shareholders in the event this exchange offer is not fully subscribed.

Regardless of whether this exchange offer is fully subscribed, the exchange agent will hold all issued and outstanding WRECO common shares (including any shares distributed on a pro rata basis) in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger. See “This Exchange Offer—Distribution of Any WRECO Common Shares Remaining after This Exchange Offer”.

Q:	Will all Weyerhaeuser common shares that I tender be accepted in this exchange offer?

A:	Not necessarily. Depending on the number of Weyerhaeuser common shares validly tendered in this exchange offer and not properly withdrawn, and the calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock determined as described above, Weyerhaeuser may have to limit the number of Weyerhaeuser common shares that it accepts in this exchange offer through a proration process. Any proration of the number of shares accepted in this exchange offer will be determined on the basis of the proration mechanics described in “This Exchange Offer—Terms of this Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Weyerhaeuser Common Shares”.

An exception to proration can apply to shareholders who beneficially own “odd-lots”, that is, fewer than 100 Weyerhaeuser common shares. Beneficial holders of fewer than 100 Weyerhaeuser common shares who validly tender all of their shares and request preferential treatment as described in “This Exchange Offer—Terms of this Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Weyerhaeuser Common Shares” will not be subject to proration.

In all other cases, proration for each tendering shareholder will be based on (i) the proportion that the total number of Weyerhaeuser common shares to be accepted bears to the total number of Weyerhaeuser common shares validly tendered and not properly withdrawn and (ii) the number of Weyerhaeuser common shares validly tendered and not properly withdrawn by that shareholder (and not on that shareholder’s aggregate ownership of Weyerhaeuser common shares). Any Weyerhaeuser common shares not accepted for exchange in this exchange offer as a result of proration or otherwise will be returned to tendering shareholders promptly after the final proration factor is determined.

Q:	Will I be able to sell my WRECO common shares after this exchange offer is completed?

A:	No. There currently is no trading market for WRECO common shares and no trading market will be established in the future. The exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger. See “This Exchange Offer—Distribution of Any WRECO Common Shares Remaining after this Exchange Offer”.

Q:	How many Weyerhaeuser common shares will Weyerhaeuser accept if this exchange offer is completed?

A:	The number of Weyerhaeuser common shares that will be accepted if this exchange offer is completed will depend on the final exchange ratio and the number of Weyerhaeuser common shares tendered. Because Weyerhaeuser will offer 100,000,000 WRECO common shares in this exchange offer, the number of Weyerhaeuser common shares that will be accepted will equal 100,000,000 divided by the final exchange ratio. For example, assuming that the final exchange ratio is (the maximum number of WRECO common shares that could be exchanged for one Weyerhaeuser common share), then Weyerhaeuser would accept up to a total of approximately Weyerhaeuser common shares.

Q:	Are there any conditions to Weyerhaeuser’s obligation to complete this exchange offer?

A:	Yes. This exchange offer is subject to various conditions listed under “This Exchange Offer—Conditions for Consummation of this Exchange Offer”. If any of these conditions is not satisfied or waived prior to the expiration of this exchange offer, Weyerhaeuser will not be required to accept shares for exchange and may extend or terminate this exchange offer.

Q:	When does this exchange offer expire?

A:	The period during which you are permitted to tender your Weyerhaeuser common shares in this exchange offer will expire at 12:00 midnight, New York City time, on , 2014, unless Weyerhaeuser extends this exchange offer. See “This Exchange Offer—Terms of this Exchange Offer—Extension; Termination; Amendment”.

Q:	Can this exchange offer be extended and under what circumstances?

A:	Yes. Weyerhaeuser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which this exchange offer is open and thereby delay acceptance for payment of, and the payment for, any Weyerhaeuser common shares validly tendered and not properly withdrawn in this exchange offer. For example, this exchange offer can be extended (i) if any of the conditions for consummation of this exchange offer described in the next section entitled “This Exchange Offer—Conditions for Consummation of this Exchange Offer” are not satisfied or waived prior to the expiration of this exchange offer, (ii) to comply with any applicable law or to obtain any governmental, regulatory or other approvals or (iii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to this exchange offer, including as required in connection with any material changes to the terms of or information concerning this exchange offer as described below. In addition, if the upper limit on the number of WRECO common shares that can be exchanged for each Weyerhaeuser common share tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally scheduled expiration date. Weyerhaeuser will publicly announce any extension (mandatory or otherwise) at http://www. .com/ / and separately by press release no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date.

Q:	How do I participate in this exchange offer?

A:	The procedures you must follow to participate in this exchange offer depend on whether you hold your Weyerhaeuser common shares in certificated form, through a broker, dealer, commercial bank, trust company or similar institution, in book-entry form via DRS or in uncertificated form as CIP Shares. For specific instructions about how to participate, see “This Exchange Offer—Terms of this Exchange Offer—Procedures for Tendering”.

Q:	How do I tender my Weyerhaeuser common shares after the final exchange ratio has been determined?

A:	If you wish to tender your shares after the final exchange ratio has been determined, you will generally need to do so by means of delivering a notice of guaranteed delivery and complying with the guaranteed delivery procedures described in the section entitled “This Exchange Offer—Terms of this Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures”. If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution, that institution must tender your shares on your behalf.

If your Weyerhaeuser common shares are held through an institution and you wish to tender your Weyerhaeuser common shares after The Depository Trust Company has closed, the institution must deliver a notice of guaranteed delivery to the exchange agent via facsimile prior to 12:00 midnight, New York City time, on the expiration date.

Q:	Can I tender only a portion of my Weyerhaeuser common shares in this exchange offer?

A:	Yes. You may tender all, some or none of your Weyerhaeuser common shares.

Q:	What do I do if I want to retain all of my Weyerhaeuser common shares?

A:	If you want to retain all of your Weyerhaeuser common shares, you do not need to take any action. However, after the consummation of the Transactions, the Real Estate Business will no longer be owned by Weyerhaeuser, and as a holder of Weyerhaeuser common shares you will no longer hold shares in a company that owns the Real Estate Business (unless this exchange offer is consummated but is not fully subscribed and the remaining WRECO common shares are distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after consummation of this exchange offer).

Q:	Can I change my mind after I tender my Weyerhaeuser common shares?

A:	Yes. You may withdraw your tendered shares at any time before this exchange offer expires. See “This Exchange Offer—Terms of this Exchange Offer—Withdrawal Rights”. If you change your mind again, you can re-tender your Weyerhaeuser common shares by following the tender procedures again prior to the expiration of this exchange offer.

Q:	Will I be able to withdraw the Weyerhaeuser common shares I tender after the final exchange ratio has been determined?

A:	Yes. The final exchange ratio used to determine the number of WRECO common shares that you will receive for each Weyerhaeuser common share accepted in this exchange offer will be announced no later than 4:30 p.m., New York City time, on the last trading day prior to the expiration date of this exchange offer, which is , 2014, unless this exchange offer is extended or terminated. You have the right to withdraw Weyerhaeuser common shares you have tendered at any time before 12:00 midnight, New York City time, on the expiration date, which is , 2014. See “This Exchange Offer—Terms of this Exchange Offer”.

If the upper limit on the number of WRECO common shares that can be exchanged for each Weyerhaeuser common share tendered is in effect at the expiration of this exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date, which will permit you to tender or properly withdraw your Weyerhaeuser common shares during those days, either directly or by acting through a broker, dealer, commercial bank, trust company or similar institution on your behalf.

Q:	How do I withdraw my tendered Weyerhaeuser common shares after the final exchange ratio has been determined?

A:	If you are a registered holder of Weyerhaeuser common shares (which includes persons holding certificated shares, book-entry shares held through DRS or CIP Shares and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal or a facsimile transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date, subject to a Mandatory Extension. The information that must be included in that notice is specified under “This Exchange Offer—Terms of this Exchange Offer—Withdrawal Rights”.

If you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, on the expiration date. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for those shares directly to the exchange agent.

If your Weyerhaeuser common shares are held through an institution and you wish to withdraw Weyerhaeuser common shares after The Depository Trust Company has closed, the institution must deliver a written notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date, subject to a Mandatory Extension. Such notice of withdrawal must be in the form of The Depository Trust Company’s notice of withdrawal, must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with The Depository Trust Company’s procedures. Shares can be properly withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through The Depository Trust Company. See “This Exchange Offer—Terms of this Exchange Offer—Withdrawal Rights—Withdrawing Your Shares after the Final Exchange Ratio Has Been Determined”.

Q:	Will I be subject to U.S. federal income tax on the WRECO common shares that I receive in this exchange offer or on the shares of TRI Pointe common stock that I receive in the Merger?

A:	Weyerhaeuser shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes as a result of this exchange offer or the Merger, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of TRI Pointe common stock received in the Merger.

The material U.S. federal income tax consequences of this exchange offer and the Merger are described in more detail under “This Exchange Offer—Material U.S. Federal Income Tax Consequences of the Distribution and the Merger”.

Q:	Are there any material differences between the rights of Weyerhaeuser shareholders and TRI Pointe stockholders?

A:	Yes. Weyerhaeuser is a Washington corporation and TRI Pointe is a Delaware corporation, and each is subject to different laws and organizational documents. Holders of Weyerhaeuser common shares, whose rights are currently governed by Weyerhaeuser’s organizational documents and Washington law, will, with respect to shares validly tendered and exchanged immediately following this exchange offer, become shareholders of TRI Pointe and their rights will be governed by TRI Pointe’s organizational documents and Delaware law. The material differences between the rights associated with Weyerhaeuser common shares and TRI Pointe common stock that may affect Weyerhaeuser shareholders whose shares are accepted for exchange in this exchange offer and who will obtain shares of TRI Pointe common stock in the Merger relate to, among other things, special meetings, advance notice procedures for shareholder proposals or director nominations, procedures for amending organizational documents, ownership limitations and approval of certain business combinations. For a further discussion of the material differences between the rights of holders of Weyerhaeuser common shares and TRI Pointe common stock, see “Comparison of Rights of Weyerhaeuser Shareholders and TRI Pointe Stockholders”.

Q:	Are there any appraisal rights for holders of Weyerhaeuser common shares?

A:	No. There are no appraisal rights available to Weyerhaeuser shareholders in connection with this exchange offer.

Q:	What will Weyerhaeuser do with the Weyerhaeuser common shares that are tendered, and what is the impact of the exchange offer on Weyerhaeuser’s share count?

A:	The Weyerhaeuser common shares that are tendered in this exchange offer will be cancelled. Any Weyerhaeuser common shares acquired by Weyerhaeuser in this exchange offer will reduce the total number of Weyerhaeuser common shares outstanding, although Weyerhaeuser’s actual number of shares outstanding on a given date reflects a variety of factors such as option exercises.

Q:	Whom do I contact for information regarding this exchange offer?

A:	You may call the information agent, , at (for shareholders) and (for banks and brokers), to ask any questions about this exchange offer or to request additional documents, including copies of this document and the letter of transmittal (including the instructions thereto).

Questions and Answers about the Transactions

Q:	What are the key steps of the Transactions?

A:	Below is a summary of the key steps of the Transactions. See “The Transactions”.

Step 1    WRECO Stock Split

WRECO will effect the WRECO Stock Split pursuant to which the number of WRECO common shares issued and outstanding will be increased to 100,000,000 shares and the par value of each WRECO common share will be reduced to $0.04 per share.

Step 2    New Debt

WRECO and certain financial institutions executed the Commitment Letter pursuant to which WRECO will incur the New Debt in the form of (i) the Debt Securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, on the terms and conditions set forth therein, as described in “Debt Financing—Debt Securities” and “Debt Financing—Bridge Facility”. Prior to the Closing Date, WRECO intends to enter into definitive agreements providing for the New Debt, but those agreements will be conditional upon consummation of the Transactions.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to pay approximately $739 million in cash to WNR, which cash will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). The cash payment will be a repayment by WRECO of certain existing intercompany debt between WRECO and WNR or, to the extent that the cash payment exceeds the amount of the intercompany debt, it will be a distribution. WRECO will also pay to WNR a cash amount equal to all unpaid interest on WRECO’s intercompany debt that has accrued between the date of the Transaction Agreement and the date of the Distribution. After giving effect to those payments, WNR will contribute any remaining unpaid intercompany debt to WRECO such that WRECO will have no further liability in respect of its intercompany debt.

Step 3    REB Transfers

Under the terms of the Transaction Agreement, certain assets and liabilities of WRECO and its subsidiaries relating to the Real Estate Business will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), including the assets and liabilities relating to Coyote Springs.

Weyerhaeuser and its subsidiaries will transfer to WRECO and its subsidiaries certain assets relating to the Real Estate Business not already owned or held by WRECO or its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) certain assets of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date. Weyerhaeuser and its subsidiaries will also transfer to WRECO and its subsidiaries, and WRECO and its subsidiaries will assume, certain liabilities relating to the Real Estate Business that are not already liabilities of WRECO and its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), and Weyerhaeuser or those subsidiaries will assume, certain liabilities of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date.

Step 4    WRECO Spin

WNR will distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser.

Step 5    Distribution

Weyerhaeuser will offer to Weyerhaeuser shareholders in this exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares, subject to proration in the event of oversubscription. If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger.

As previously noted, WRECO has prepared this document under the assumption that the WRECO common shares will be distributed to Weyerhaeuser shareholders pursuant to a split-off. Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off and, once a final decision is made, this document will be amended to reflect that decision, if necessary.

Step 6    Merger

Immediately following the Distribution, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. Cash will be paid in lieu of fractional shares of TRI Pointe common stock.

Immediately after the consummation of the Merger, the ownership of TRI Pointe common stock on a fully diluted basis is expected to be as follows: (i) WRECO common shares will have been converted into the right to receive, in the aggregate, approximately 79.8% of the then outstanding TRI Pointe common stock, (ii) the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent approximately 19.5% of the then outstanding TRI Pointe common stock and (iii) outstanding equity awards of WRECO and TRI Pointe employees will represent the remaining 0.7% of the then outstanding TRI Pointe common stock.

Step 7    Payment of Adjustment Amount

In addition to the cash payments by WRECO to WNR described in “The Transaction Agreement—Incurrence of New Debt and Repayment of Intercompany Debt”, the Transaction Agreement provides that, on the Closing Date, either TRI Pointe or WNR, as applicable, will pay the Adjustment Amount in cash to the other party.

Q:	What are the material U.S. federal income tax consequences to TRI Pointe and TRI Pointe stockholders resulting from the Transactions?

A:	TRI Pointe will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger. Because TRI Pointe stockholders will not participate in the Distribution or the Merger, TRI Pointe stockholders generally will not recognize gain or loss upon either the Distribution (including this exchange offer) or the Merger. TRI Pointe stockholders should consult their own tax advisors for a full understanding of the tax consequences to them of the Distribution and the Merger. The material U.S. federal income tax consequences of the Distribution and the Merger are described in more detail in “This Exchange Offer—Material U.S. Federal Income Tax Consequences of the Distribution and the Merger”.

Q:	What will TRI Pointe stockholders receive in the Merger?

A:	TRI Pointe stockholders will not directly receive any consideration in the Merger. All shares of TRI Pointe common stock issued and outstanding immediately before consummation of the Merger will remain issued and outstanding after consummation of the Merger. Immediately after the consummation of the Merger, TRI Pointe stockholders will continue to own shares in TRI Pointe, which will include the Real Estate Business.

Q:	Are there possible adverse effects on the value of TRI Pointe common stock to be received by Weyerhaeuser shareholders who participate in the exchange offer?

A:	This exchange offer is designed to permit Weyerhaeuser shareholders to exchange their Weyerhaeuser common shares for a number of WRECO common shares that corresponds to a % discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. The existence of a discount, along with the issuance of shares of TRI Pointe common stock pursuant to the Merger, may negatively affect the market price of TRI Pointe common stock. Further, WRECO will be the obligor on the New Debt after the consummation of the Transactions, which New Debt will be guaranteed by WRECO’s material wholly owned subsidiaries (and after consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions. This additional indebtedness could materially and adversely affect the liquidity, results of operations and financial condition of TRI Pointe. TRI Pointe also expects to incur significant one-time costs in connection with the Transactions, including (i) up to $15 million of Transaction-related fees and expenses, including legal, accounting and other professional fees, but excluding financing-related fees, transition and integration expenses and advisory fees, (ii) approximately $6 million of advisory fees, (iii) approximately $28 million of financing-related fees, and (iv) if the Transactions are consummated, reimbursement of up to $15 million of Transaction-related fees and expenses incurred by Weyerhaeuser, other than advisory fees. These costs may materially and adversely affect TRI Pointe’s liquidity, cash flows and results of operations in the periods in which they are incurred. Additionally, TRI Pointe may have to pay the Adjustment Amount in cash to WNR, as described in “The Transaction Agreement—Payment of Adjustment Amount”. The Adjustment Amount may be material. Finally, TRI Pointe’s management will be required to devote a significant amount of time and attention to the process of integrating the operations of TRI Pointe and the Real Estate Business. If TRI Pointe’s management is not able to effectively manage the process, TRI Pointe’s business could suffer and its stock price may decline. See “Risk Factors” for a further discussion of the material risks associated with the Transactions.

Q:	How will the Transactions impact the future liquidity and capital resources of TRI Pointe?

A:	The New Debt will be a debt obligation of WRECO, which will be a wholly owned subsidiary of TRI Pointe after the consummation of the Merger, and will be guaranteed by WRECO’s material wholly owned subsidiaries (and after consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions. TRI Pointe anticipates that its primary sources of liquidity for working capital and operating activities, including any future acquisitions, will be cash provided by operations and borrowings under the Revolving Credit Agreement or a new credit facility. TRI Pointe believes that the combination of the Real Estate Business with TRI Pointe’s existing business will result in annualized cost synergies of approximately $15 million in 2014 and approximately $30 million annually thereafter. Synergies are expected to be derived from, among other areas, overhead savings, improved operating efficiencies and growth of ancillary operations, including a mortgage business, as a result of the combination. TRI Pointe expects to incur significant one-time costs in connection with the Transactions, including (i) up to $15 million of Transaction-related fees and expenses, including legal, accounting and other professional fees, but excluding financing-related fees, transition and integration expenses and advisory fees, (ii) approximately $6 million of advisory fees, (iii) approximately $28 million of financing-related fees, and (iv) if the Transactions are consummated, reimbursement of up to $15 million of Transaction-related fees and expenses incurred by Weyerhaeuser, other than advisory fees. These costs may materially and adversely affect TRI Pointe’s liquidity, cash flows and results of operations in the periods in which they are incurred. Additionally, TRI Pointe may have to pay the Adjustment Amount in cash to WNR, as described in “The Transaction Agreement—Payment of Adjustment Amount”. The Adjustment Amount may be material.

Q:	How do the Transactions impact TRI Pointe’s dividend policy?

A:

Pursuant to the Transaction Agreement, TRI Pointe has agreed to not pay any dividends in respect of its shares of capital stock without the prior consent of Weyerhaeuser until after the consummation of the Merger. TRI Pointe currently intends to retain its future earnings, if any, to finance the development and expansion of its business and, therefore, does not intend to pay cash dividends on its common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of TRI Pointe’s board of directors and will depend on TRI Pointe’s financial condition, results of operations and capital requirements, restrictions contained in any financing instruments and such other factors as the TRI Pointe board of directors deems relevant.

Q:	What will Weyerhaeuser and its subsidiaries receive in the Transactions?

A:	WNR, a subsidiary of Weyerhaeuser, will receive approximately $739 million of the cash proceeds of the New Debt, which will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). WNR may also receive a cash payment of the Adjustment Amount, if the Adjustment Amount is payable by TRI Pointe, as described in “The Transaction Agreement—Payment of Adjustment Amount”. The New Debt will be a debt obligation of WRECO, which will be a wholly owned subsidiary of TRI Pointe after the consummation of the Merger, and will be guaranteed by WRECO’s material wholly owned subsidiaries (and after consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions.

Q.	What will you receive in the Transactions?

A.	Weyerhaeuser will offer to Weyerhaeuser shareholders in this exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares, subject to proration in the event of oversubscription. If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive shares of TRI Pointe common stock in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock, as described in “The Transaction Agreement—The Merger”.

As previously noted, WRECO has prepared this document under the assumption that the WRECO common shares will be distributed to Weyerhaeuser shareholders pursuant to a split-off. Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off and, once a final decision is made, this document will be amended to reflect that decision, if necessary.

Q:	Are there any conditions to the consummation of the Transactions?

A:	Yes. Consummation of the Transactions is subject to a number of conditions, including:

•	the approval by TRI Pointe stockholders of the issuance of TRI Pointe common stock in the Merger;

•	the termination or expiration of the waiting period (and any extension thereof) under the HSR Act, and the receipt of any other necessary antitrust approvals;

•	the absence of any judgment or law issued or enacted by any governmental authority of competent jurisdiction that is in effect and enjoins or makes illegal the consummation of the Transactions;

•	the effectiveness under the Securities Act and the Exchange Act, as applicable, of certain required filings with the SEC, and the absence of any stop order or proceedings seeking a stop order;

•	the receipt of the Covington & Burling Tax Opinion and the Gibson Dunn Tax Opinion by Weyerhaeuser and TRI Pointe, respectively;

•	the approval for quotation on the NYSE of the shares of TRI Pointe common stock to be issued in connection with the Merger and upon the exercise of TRI Pointe equity awards from time to time, subject to official notice of issuance; and

•	the execution of the definitive agreements in respect of the New Debt and the receipt by WRECO of the net proceeds thereof.

In addition, the obligations of Weyerhaeuser, WRECO, TRI Pointe and Merger Sub to consummate the Merger are further subject to the satisfaction (or, to the extent permitted by law, waiver), on or prior to the Closing Date, of the following conditions:

•	the REB Transfers and the WRECO Spin shall have been consummated in accordance with and subject to the terms of the Transaction Agreement; and

•	the Distribution shall have been consummated in accordance with and subject to the terms of the Transaction Agreement.

To the extent permitted by applicable law, Weyerhaeuser and WRECO, on the one hand, and TRI Pointe and Merger Sub, on the other hand, may waive the satisfaction of the conditions to their respective obligations to consummate the Transactions. If TRI Pointe waives the satisfaction of a material condition to the consummation of the Transactions after TRI Pointe Stockholder Approval, TRI Pointe will evaluate the appropriate facts and circumstances at that time and resolicit stockholder approval of the issuance of shares of TRI Pointe common stock in the Merger if required to do so by law or the rules of the NYSE. The Transaction Agreement provides that Weyerhaeuser or TRI Pointe may terminate the Transaction Agreement if the Merger is not consummated on or before November 3, 2014.

This document describes these conditions in more detail under “The Transaction Agreement—Conditions to the Consummation of the Transactions”.

Q:	When will the Transactions be completed?

A:	The Transactions are expected to be completed in the second quarter of 2014. However, it is possible that the Transactions could be completed at a later time or not at all. See “Risk Factors—Risks Related to the Transactions—The Transactions may not be completed on the terms or the timeline currently contemplated, or at all” and “The Transaction Agreement—Conditions to the Consummation of the Transactions”.

Q:	Are there risks associated with the Transactions?

A:	Yes. The material risks associated with the Transactions are discussed in “Risk Factors”. Those risks include, among others, the possibility that the Transactions may not be completed, the possibility that TRI Pointe will not be able to integrate the Real Estate Business successfully, that TRI Pointe may fail to realize the anticipated benefits of the Merger, that TRI Pointe may be unable to provide benefits and services or access to financial strength and resources to the Real Estate Business equivalent to those historically provided by Weyerhaeuser, and risks associated with the additional long-term indebtedness and liabilities that TRI Pointe will have following the consummation of the Transactions and risks related to the substantial dilution to the ownership interest of current TRI Pointe stockholders following the consummation of the Merger.

Q:	What stockholder approvals are needed in connection with the Transactions?

A:	TRI Pointe cannot complete the Transactions unless the proposal relating to the issuance of shares of TRI Pointe common stock in the Merger is approved by a majority of the votes cast. For purposes of this vote, abstentions will be treated as votes cast, but “broker non-votes” will not be treated as votes cast.

Q:	Where will the shares of TRI Pointe common stock to be issued in the Merger be listed?

A:	TRI Pointe common stock is listed on the NYSE under “TPH”. After the consummation of the Transactions, all shares of TRI Pointe common stock issued in the Merger, and all other outstanding shares of TRI Pointe common stock, will continue to be listed on the NYSE.

SUMMARY

The following summary contains certain information described in more detail elsewhere in this document. It does not contain all the details concerning the Transactions, including information that may be important to you. To better understand the Transactions, you should carefully review this entire document and the documents to which it refers. See “Where You Can Find More Information; Incorporation by Reference”.

The Companies

TRI Pointe Homes, Inc.

TRI Pointe Homes, Inc.

19520 Jamboree Road, Suite 200

Irvine, California 92612

Telephone: (949) 478-8600

TRI Pointe Homes, Inc., a Delaware corporation, is engaged in the design, construction and sale of innovative single-family homes in planned communities in major metropolitan areas located throughout Southern and Northern California and Colorado.

Topaz Acquisition, Inc.

Topaz Acquisition, Inc.

c/o TRI Pointe Homes, Inc.

19520 Jamboree Road, Suite 200

Irvine, California 92612

Telephone: (949) 478-8600

Topaz Acquisition, Inc., a Washington corporation, is a newly formed, directly wholly owned subsidiary of TRI Pointe that was organized specifically for the purpose of completing the Merger. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and in connection with the Transactions.

Weyerhaeuser Company

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98003

Telephone: (253) 924-2345

Weyerhaeuser Company, a Washington corporation, is one of the world’s largest private owners of timberlands. Weyerhaeuser owns or controls nearly seven million acres of timberlands, primarily in the U.S., and manages another 13.9 million acres under long-term licenses in Canada. It manages these timberlands on a sustainable basis in compliance with internationally recognized forestry standards. Weyerhaeuser is also one of the largest manufacturers of wood and specialty cellulose fibers products, and through WRECO it develops real estate, primarily as a builder of single-family homes. Weyerhaeuser is a real estate investment trust (REIT). Its business segments are timberlands (which includes logs, chips and timber), wood products (which includes softwood lumber, plywood, veneer, oriented strand board (OSB), hardwood lumber, engineered lumber, raw materials and building materials distribution), cellulose fibers (which includes fluff pulp, liquid packaging board, and paper products) and real estate. Weyerhaeuser generated revenues of $6.3 billion during the nine months ended September 30, 2013 and $7.1 billion during the year ended December 31, 2012.

Weyerhaeuser Real Estate Company

Weyerhaeuser Real Estate Company

c/o Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98003

Telephone: (253) 924-2345

Weyerhaeuser Real Estate Company, a Washington corporation, was founded in 1970 and is primarily engaged in the design, construction and sale of single-family homes in California, Texas, Arizona, Washington, Nevada, Maryland and Virginia. In 2012, WRECO was a top 20 U.S. homebuilder as measured by annual single-family home deliveries. WRECO’s core markets are Southern California, Houston, Phoenix and Tucson, the Puget Sound region of Washington State, Las Vegas, Richmond and the Washington, D.C. suburbs. In addition, WRECO is a developer of master planned communities, which include residential lots for its own use, lots for sale to other homebuilders, and the sale of commercial and multi-family properties, primarily in Southern California.

The Transactions

On November 4, 2013, TRI Pointe and Weyerhaeuser announced that they, along with WRECO and Merger Sub, had entered into the Transaction Agreement, which provides for the combination of TRI Pointe’s business and the Real Estate Business.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to make a cash payment to WNR, a subsidiary of Weyerhaeuser. Weyerhaeuser will then cause the REB Transfers to occur.

Following the REB Transfers, Weyerhaeuser will cause WNR to distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser in the WRECO Spin.

Weyerhaeuser will offer to Weyerhaeuser shareholders in this exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares, subject to proration in the event of oversubscription. If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger. Immediately after the Distribution and at the effective time of the Merger, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock.

TRI Pointe expects to issue 129,700,000 shares of TRI Pointe common stock in the Merger, excluding shares to be issued for equity awards held by WRECO employees that are being assumed by TRI Pointe in connection with the Transactions. Based upon the reported closing sale price of $         per share for TRI Pointe common stock on the NYSE on                     , 2014, the total value of the shares to be issued by TRI Pointe and the amount of cash received by WNR, a subsidiary of Weyerhaeuser, in the Transactions, including from the proceeds of the New Debt (which will be an obligation of WRECO and will be guaranteed by WRECO’s material wholly owned subsidiaries (and after consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions) as discussed below, but not including any Adjustment Amount as described in “The Transaction Agreement—Payment of Adjustment Amount”, would have been approximately $         billion. The actual value of the consideration to be paid by TRI Pointe will depend on the market price of shares of TRI Pointe common stock at the time of determination and on the Adjustment Amount.

After the consummation of the Merger, TRI Pointe will own and operate the Real Estate Business through WRECO, which will be a wholly owned subsidiary of TRI Pointe, and will also continue its current businesses. All outstanding shares of TRI Pointe common stock, including those issued in the Merger, will be listed on the NYSE under TRI Pointe’s current trading symbol “TPH”.

Below is a step-by-step description of the sequence of material events relating to the Transactions.

Step 1    WRECO Stock Split

WRECO will effect the WRECO Stock Split pursuant to which the number of WRECO common shares issued and outstanding will be increased to 100,000,000 shares and the par value of each WRECO common share will be reduced to $0.04 per share.

Step 2    New Debt

WRECO and certain financial institutions executed the Commitment Letter pursuant to which WRECO will incur the New Debt in the form of (i) the Debt Securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, on the terms and conditions set forth therein, as described in “Debt Financing—Debt Securities” and “Debt Financing—Bridge Facility”. Prior to the Closing Date, WRECO intends to enter into definitive agreements providing for the New Debt, but those agreements will be conditional upon consummation of the Transactions.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to pay approximately $739 million in cash to WNR, which cash will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). The cash payment will be a repayment by WRECO of certain existing intercompany debt between WRECO and WNR or, to the extent that the cash payment exceeds the amount of the intercompany debt, it will be a distribution. WRECO will also pay to WNR a cash amount equal to all unpaid interest on WRECO’s intercompany debt that has accrued between the date of the Transaction Agreement and the date of the Distribution. After giving effect to those payments, WNR will contribute any remaining unpaid intercompany debt to WRECO such that WRECO will have no further liability in respect of its intercompany debt.

Step 3    REB Transfers

Under the terms of the Transaction Agreement, certain assets and liabilities of WRECO and its subsidiaries relating to the Real Estate Business will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), including the assets and liabilities relating to Coyote Springs.

Weyerhaeuser and its subsidiaries will transfer to WRECO and its subsidiaries certain assets relating to the Real Estate Business not already owned or held by WRECO or its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) certain assets of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date. Weyerhaeuser and its subsidiaries will also transfer to WRECO and its subsidiaries, and WRECO and its subsidiaries will assume, certain liabilities relating to the Real Estate Business that are not already liabilities of WRECO and its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries

(other than WRECO and its subsidiaries), and Weyerhaeuser or those subsidiaries will assume, certain liabilities of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date.

Step 4    WRECO Spin

WNR will distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser.

Step 5    Distribution

Weyerhaeuser will offer to Weyerhaeuser shareholders in this exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares, subject to proration in the event of oversubscription. If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger.

As previously noted, WRECO has prepared this document under the assumption that the WRECO common shares will be distributed to Weyerhaeuser shareholders pursuant to a split-off. Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off and, once a final decision is made, this document will be amended to reflect that decision, if necessary.

Step 6    Merger

Immediately following the Distribution, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. Cash will be paid in lieu of fractional shares of TRI Pointe common stock.

Immediately after the consummation of the Merger, the ownership of TRI Pointe common stock on a fully diluted basis is expected to be as follows: (i) WRECO common shares will have been converted into the right to receive, in the aggregate, approximately 79.8% of the then outstanding TRI Pointe common stock, (ii) the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent approximately 19.5% of the then outstanding TRI Pointe common stock and (iii) outstanding equity awards of WRECO and TRI Pointe employees will represent the remaining 0.7% of the then outstanding TRI Pointe common stock.

Step 7    Payment of Adjustment Amount

In addition to the cash payments by WRECO to WNR described in “The Transaction Agreement—Incurrence of New Debt and Repayment of Intercompany Debt”, the Transaction Agreement provides that, on the Closing Date, either TRI Pointe or WNR, as applicable, will pay the Adjustment Amount in cash to the other party.

Set forth below are diagrams that illustrate, in simplified form, the existing corporate structures, the corporate structures immediately following the Distribution, and the corporate structures immediately following the consummation of the Merger. The ownership proportions included in the diagram illustrating the corporate structures immediately following the consummation of the Merger are approximate and are calculated on a fully-diluted basis.

Existing Corporate Structures

Structures Following Distribution(1)

(1)	The Merger will take place immediately following the Distribution. Following the Distribution, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this or any period. See “This Exchange Offer—Distribution of Any WRECO Common Shares Remaining after This Exchange Offer”.

Structures Following Merger(1)

(1)	Following the consummation of the Merger, outstanding equity awards of WRECO and TRI Pointe employees are expected to represent 0.7% of the then outstanding TRI Pointe common stock on a fully diluted basis (not shown).

After completion of all of the steps described above:

•	TRI Pointe’s wholly owned subsidiary, WRECO, will hold the Real Estate Business and will be the obligor under the New Debt, which will be guaranteed by WRECO’s material wholly owned subsidiaries (and after consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions; and

•	WNR, a subsidiary of Weyerhaeuser, will have received approximately $739 million of the cash proceeds of the New Debt, which will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). WNR may also receive a cash payment of the Adjustment Amount, if the Adjustment Amount is payable by TRI Pointe, as described in “The Transaction Agreement—Payment of Adjustment Amount”.

Immediately after the consummation of the Merger, the ownership of TRI Pointe common stock on a fully diluted basis is expected to be as follows: (i) WRECO common shares will have been converted into the right to receive, in the aggregate, approximately 79.8% of the then outstanding TRI Pointe common stock, (ii) the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent approximately 19.5% of the then outstanding TRI Pointe common stock and (iii) outstanding equity awards of WRECO and TRI Pointe employees will represent the remaining 0.7% of the then outstanding TRI Pointe common stock. In connection with the Transactions, TRI Pointe, Merger Sub, Weyerhaeuser and/or WRECO have entered into or will enter into the Transaction Documents relating to, among other things, certain tax matters and certain voting matters. See “Other Agreements”.

TRI Pointe and Weyerhaeuser considered various factors in negotiating the terms of the Transactions, including the equity ownership levels of pre-Merger TRI Pointe stockholders and the Weyerhaeuser shareholders receiving shares of TRI Pointe common stock in the Transactions. Certain of the principal factors considered by the parties negotiating the terms of the Transaction Documents were, among others, the trends and competitive developments in the homebuilding industry and the range of strategic alternatives available to TRI Pointe, including continuing to operate its business as a standalone entity as currently conducted, as well as the potential of meaningful cost synergies following the consummation of the Merger, the risks and uncertainties associated with the Transactions and with other strategic alternatives, and the other factors identified in “The Transactions—Background of the Transactions” and “The Transactions—TRI Pointe’s Reasons for the Transactions”. Weyerhaeuser also considered, among other things, the value to Weyerhaeuser and Weyerhaeuser shareholders that could be realized in the Transactions as compared to the value to Weyerhaeuser and Weyerhaeuser shareholders that could be realized if the Transactions did not occur, the proposed tax treatment of the Transactions and the other factors identified in “The Transactions—Weyerhaeuser’s Reasons for the Transactions”.

Number of WRECO Common Shares to be Distributed to Weyerhaeuser Shareholders

Weyerhaeuser is offering to exchange all of the issued and outstanding WRECO common shares for Weyerhaeuser common shares validly tendered and not properly withdrawn. Prior to the Distribution, Weyerhaeuser will cause WRECO to effect the WRECO Stock Split so that the total number of WRECO common shares issued and outstanding immediately prior to the effective time of the Merger will equal 100,000,000.

Terms of this Exchange Offer

Weyerhaeuser is offering Weyerhaeuser shareholders the opportunity to exchange their shares for WRECO common shares. You may tender all, some or none of your Weyerhaeuser common shares. This document and related documents are being sent to persons who directly held Weyerhaeuser common shares on                     , 2014 and brokers, banks and similar persons whose names or the names of whose nominees appear on Weyerhaeuser’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Weyerhaeuser common shares on that date.

Weyerhaeuser common shares validly tendered and not properly withdrawn will be accepted for exchange at the exchange ratio determined as described in “This Exchange Offer—Terms of this Exchange Offer” on the terms and conditions of this exchange offer and subject to the limitations described below, including the proration provisions. Weyerhaeuser will return promptly any Weyerhaeuser common shares that are not accepted for exchange following the expiration of this exchange offer and the determination of the final proration factor, if any, described below.

For the purposes of illustration, the table below indicates the number of WRECO common shares that you would receive per Weyerhaeuser common share you validly tender and the number of shares of TRI Pointe common stock into which those WRECO common shares would be converted in the Merger, calculated on the basis described in “This Exchange Offer—Terms of this Exchange Offer” and taking into account the upper limit, assuming a range of averages of the daily VWAP of Weyerhaeuser common shares and TRI Pointe common stock on the Valuation Dates. The first row of the table below shows the indicative calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on                     , 2014, based on the daily VWAPs of Weyerhaeuser common shares and TRI Pointe common stock on                     , 2014,                     , 2014 and                 , 2014. The table also shows the effects of a     % increase or decrease in either or both of the calculated per-share values of Weyerhaeuser common shares and TRI Pointe common stock based on changes relative to the values as of                     , 2014.

Weyerhaeuser common shares	TRI Pointe common stock	Calculated per-share value of Weyerhaeuser common shares	Calculated per-share value of WRECO common shares(1)	Calculated per-share value of TRI Pointe common stock	WRECO common shares per Weyerhaeuser common share	Shares of TRI Pointe common stock per Weyerhaeuser common share	Calculated Value Ratio(2)
As of ,	As of ,
Down %	Up %
Down %	Unchanged
Down %	Down %
Unchanged	Up %
Unchanged	Down %
Up %	Up %
Up %	Unchanged
Up %	Down %(3)

(1)	The calculated per-share value of WRECO common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger).
(2)	The Calculated Value Ratio equals (i) the calculated per-share value of WRECO common shares multiplied by the exchange ratio, divided by (ii) the calculated per-share value of Weyerhaeuser common shares.
(3)	In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been WRECO common shares per Weyerhaeuser common share validly tendered and accepted in this exchange offer. In this scenario, Weyerhaeuser would announce that the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect no later than 4:30 p.m., New York City time, on the last trading day prior to the expiration date, that the exchange ratio will be fixed at the upper limit and that this exchange offer will be extended until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date.

During the three-month period of                     ,                     through                     , 2014, the highest closing price of Weyerhaeuser common shares on the NYSE was $     and the lowest closing price of TRI Pointe common stock on the NYSE was $        . If the calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock were calculated based on these closing prices, you would have received only the limit of WRECO common shares for each Weyerhaeuser common share tendered, and the value of those WRECO common shares, based on the TRI Pointe common stock price multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as

a result of the Merger), would have been less than the value of Weyerhaeuser common shares accepted for exchange (approximately $         of WRECO common shares for each $1.00 of Weyerhaeuser common shares accepted for exchange).

Extension; Termination

This exchange offer, and your withdrawal rights, will expire at 12:00 midnight, New York City time, on                     , 2014, unless this exchange offer is extended. You must tender your Weyerhaeuser common shares prior to this time if you want to participate in this exchange offer. Weyerhaeuser may extend or terminate this exchange offer as described in “This Exchange Offer—Terms of this Exchange Offer—Extension; Termination; Amendment”.

Mandatory Extension

If the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date.

Weyerhaeuser will publicly announce any extension (mandatory or otherwise) at http://www.            .com/            / and separately by press release no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date.

Conditions for Consummation of this Exchange Offer

Weyerhaeuser’s obligation to exchange WRECO common shares for Weyerhaeuser common shares is subject to the conditions described in “This Exchange Offer—Conditions for Consummation of this Exchange Offer”, including the satisfaction of conditions to the consummation of the Transactions and other conditions. Weyerhaeuser will not be required to complete this exchange offer and may extend or terminate this exchange offer, if, at the scheduled expiration date:

•	the registration statements on Forms S-4 and S-1 of which this document is a part will not have become effective under the Securities Act or any stop order suspending the effectiveness of such registration statement has been issued and is in effect;

•	any condition precedent to the consummation of the Transactions (other than this exchange offer) pursuant to the Transaction Agreement has not been satisfied or waived (except for the conditions precedent that will be satisfied at the time of the consummation of the Transactions) or for any reason the Transactions (other than this exchange offer) cannot be consummated promptly after consummation of this exchange offer (see “The Transaction Agreement—Conditions to the Consummation of the Transactions”);

•	the Transaction Agreement has been terminated;

•	any of the following conditions or events has occurred, or Weyerhaeuser reasonably expects any of the following conditions or events to occur:

•

any injunction, order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority having jurisdiction over Weyerhaeuser, WRECO or TRI Pointe and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction will have been enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay consummation of this exchange offer;

•	any proceeding for the purpose of suspending the effectiveness of the registration statement of which this document is a part has been initiated by the SEC and not concluded or withdrawn;

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor’s 500 Index within a period of 60 consecutive days or less occurring after , ;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity or act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the consummation of this exchange offer;

•	if any of the situations above exists as of the commencement of this exchange offer, any material deterioration of the situation;

•	any condition or event that Weyerhaeuser reasonably believes would or would be likely to cause this exchange offer and/or any pro rata dividend of WRECO common shares distributed to Weyerhaeuser shareholders if this exchange offer is undersubscribed to be taxable to Weyerhaeuser or its shareholders under U.S. federal income tax laws;

•	any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay consummation of this exchange offer;

•	any condition or event that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, assets, properties, condition (financial or otherwise) or results of operations of Weyerhaeuser, WRECO or TRI Pointe; or

•	a market disruption event (as defined below) occurs with respect to Weyerhaeuser common shares or TRI Pointe common stock on any of the Valuation Dates and such market disruption event has, in Weyerhaeuser’s reasonable judgment, impaired the benefits of this exchange offer.

For a description of the material conditions precedent to the Transactions, see “The Transaction Agreement—Conditions to the Consummation of the Transactions”.

Weyerhaeuser may waive any of the conditions to this exchange offer prior to the expiration of this exchange offer, except for certain Mandatory Conditions as described in “This Exchange Offer—Conditions for Consummation of this Exchange Offer”. TRI Pointe has no right to waive any of the conditions to this exchange offer.

Proration; Tenders for Exchange by Holders of Fewer than 100 Weyerhaeuser Common Shares

If, upon the expiration of this exchange offer, Weyerhaeuser shareholders have validly tendered and not properly withdrawn more Weyerhaeuser common shares than Weyerhaeuser is able to accept for exchange (taking into account the exchange ratio and the total number of issued and outstanding WRECO common shares), Weyerhaeuser will accept for exchange the Weyerhaeuser common shares validly tendered and not properly withdrawn by each tendering shareholder on a pro rata basis, based on the proportion that the total number of Weyerhaeuser common shares to be accepted bears to the total number of Weyerhaeuser common shares validly tendered and not properly withdrawn (rounded to the nearest whole number of Weyerhaeuser common shares, and subject to any adjustment necessary to ensure the exchange of all issued and outstanding WRECO common shares), except for tenders of odd-lots, as described below.

Any beneficial holder of fewer than 100 Weyerhaeuser common shares who wishes to tender all of those shares without being subject to proration as discussed above must check the box entitled “Odd-Lot Shares” on the letter of transmittal. If your odd-lot shares are held by a broker, dealer, commercial bank, trust company or similar institution for your account, you can contact your broker, dealer, commercial bank, trust company or similar institution and request the preferential treatment.

Weyerhaeuser will announce the preliminary proration factor by press release as promptly as practicable after the expiration date. Upon determining the number of Weyerhaeuser common shares validly tendered for exchange, Weyerhaeuser will announce the final results, including the final proration factor.

Any Weyerhaeuser common shares not accepted for exchange in this exchange offer as a result of proration or otherwise will be returned to tendering shareholders promptly after the final proration factor is determined.

Fractional Shares

Immediately following the consummation of this exchange offer, Merger Sub will be merged with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. Each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. In this conversion of WRECO common shares into the right to receive shares of TRI Pointe common stock, no fractional shares of TRI Pointe common stock will be delivered to holders of WRECO common shares. TRI Pointe’s transfer agent will aggregate all fractional shares of TRI Pointe common stock that holders of WRECO common shares would otherwise be entitled to receive as a result of the Merger. The transfer agent will cause the whole shares obtained thereby to be sold on behalf of such holders in the open market or otherwise as reasonably directed by TRI Pointe, in no case later than five business days after the consummation of the Merger. The transfer agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of WRECO common shares who would otherwise be entitled to receive such fractional shares of TRI Pointe common stock in the Merger.

Procedures for Tendering

For you to validly tender your Weyerhaeuser common shares pursuant to this exchange offer, prior to the expiration of this exchange offer:

•	If you hold certificates representing Weyerhaeuser common shares, you must deliver to the exchange agent at the address listed on the letter of transmittal a properly completed and duly executed letter of transmittal (or a manually executed facsimile of that document), along with any required signature guarantees and any other required documents and the certificates representing the Weyerhaeuser common shares tendered.

•	If you hold Weyerhaeuser common shares in book-entry form via DRS, you must deliver to the exchange agent at the address listed on the letter of transmittal for Weyerhaeuser common shares a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Since certificates are not issued for book-entry shares held through DRS, you do not need to deliver any certificates representing those shares to the exchange agent.

•	If you hold CIP Shares, you must deliver to the exchange agent at the address listed on the letter of transmittal for Weyerhaeuser common shares a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Since certificates are not issued for CIP Shares, you do not need to deliver any certificates representing those shares to the exchange agent.

•	If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution and wish to tender your Weyerhaeuser common shares in this exchange offer, you should follow the instructions sent to you separately by that institution. In this case, you should not use a letter of transmittal to direct the tender of your Weyerhaeuser common shares. Please contact your institution directly if you have not yet received instructions. Some financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company.

Delivery of WRECO Common Shares

Upon consummation of this exchange offer, Weyerhaeuser will irrevocably deliver to the exchange agent a global certificate representing all of the WRECO common shares being distributed by Weyerhaeuser, with irrevocable instructions to hold the WRECO common shares in trust for the holders of Weyerhaeuser common shares validly tendered and not properly withdrawn in the exchange offer and, in the case of a pro rata distribution, Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. TRI Pointe will deposit with the transfer agent for the benefit of persons who received WRECO common shares in this exchange offer certificates or book-entry authorizations representing shares of TRI Pointe common stock, with irrevocable instructions to hold the shares of TRI Pointe common stock in trust for the holders of WRECO common shares. Upon surrender of the documents required by the transfer agent, duly executed, each former holder of WRECO common shares will receive from the transfer agent in exchange therefor shares of TRI Pointe common stock or cash in lieu of fractional shares, as the case may be. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment. See “This Exchange Offer—Terms of this Exchange Offer—Exchange of Weyerhaeuser Common Shares”.

Withdrawal Rights

You may withdraw your tendered Weyerhaeuser common shares at any time prior to the expiration of this exchange offer by following the procedures described herein. If you change your mind again, you may re-tender your Weyerhaeuser common shares by again following the exchange offer procedures prior to the expiration of this exchange offer.

No Appraisal Rights

No appraisal rights are available to Weyerhaeuser shareholders in connection with this exchange offer or any pro rata distribution of WRECO common shares.

Distribution of Any WRECO Common Shares Remaining after this Exchange Offer

If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose

Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. The record date for the pro rata distribution, if any, will be announced by Weyerhaeuser.

If this exchange offer is terminated by Weyerhaeuser without the exchange of shares, but the conditions for consummation of the Transactions have otherwise been satisfied, Weyerhaeuser intends to distribute all issued and outstanding WRECO common shares on a pro rata basis to Weyerhaeuser shareholders, with a record date to be announced by Weyerhaeuser. See “This Exchange Offer—Distribution of Any WRECO Common Shares Remaining after this Exchange Offer”.

Legal Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

This document is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy or sell any Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock in any jurisdiction in which the offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of Weyerhaeuser, WRECO or TRI Pointe has taken any action under non-U.S. regulations to facilitate a public offer to exchange Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender Weyerhaeuser common shares in this exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in this exchange offer without the need for Weyerhaeuser, WRECO or TRI Pointe to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. shareholders should consult their advisors in considering whether they may participate in this exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock that may apply in their home countries. None of Weyerhaeuser, WRECO or TRI Pointe can provide any assurance about whether such limitations may exist. See “This Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on this exchange offer outside the United States.

Risk Factors

In deciding whether to tender your Weyerhaeuser common shares in this exchange offer, you should carefully consider the matters described in the section “Risk Factors”, as well as other information included in this document and the other documents to which you have been referred.

Debt Financing

WRECO has entered into the Financing Letters with various lenders with respect to financing in connection with the Transactions. The obligations of the lenders under the Commitment Letter are subject to customary conditions, including, subject to exceptions, the absence of any “material adverse effect” (as the term is described in “The Transaction Agreement—Representations and Warranties”) with respect to WRECO or TRI Pointe and the consummation of the Transactions. WRECO has agreed to pay certain fees to the lenders in connection with the Commitment Letter and has agreed to indemnify the lenders against certain liabilities.

In connection with the Transactions, WRECO expects to engage in the following financing activities:

(i)	the issuance and sale by WRECO of Debt Securities in aggregate principal amount of up to the full amount of the New Debt; and

(ii)

to the extent that WRECO does not issue Debt Securities in aggregate principal amount of at least $800 million on or prior to the Closing Date, the incurrence of senior unsecured bridge loans in an aggregate principal amount equal to $800 million less the aggregate principal amount of the Debt Securities issued, from one or more lenders under the Senior Unsecured Bridge Facility (as described in “Debt Financing—Bridge Facility”);

In connection with the Transactions, TRI Pointe expects to make:

(i)	borrowings under the Revolving Credit Agreement, which currently provides for a maximum loan commitment of $175 million (subject to borrowing base requirements), as amended or otherwise modified to provide, for the avoidance of doubt, that the Transactions shall be permitted under such agreement and as otherwise amended or modified in a manner that is not materially adverse to the interest of the lenders under the Senior Unsecured Bridge Facility; or

(ii)	borrowings under a new revolving facility that is not materially less favorable to the interests of the lenders under the Senior Unsecured Bridge Facility than the existing Revolving Credit Agreement.

Subject to ongoing negotiations between TRI Pointe and certain lenders, the Revolving Credit Agreement may be amended, modified or replaced and borrowing availability thereunder or under a new revolving facility may exceed $175 million.

Directors and Officers of TRI Pointe before and after the Transactions

TRI Pointe’s board of directors currently consists of seven directors. The Transaction Agreement provides that upon consummation of the Merger, TRI Pointe will increase the size of its board of directors from seven to nine directors. TRI Pointe will select five directors, and Weyerhaeuser will select the remaining four directors. Each of TRI Pointe and Weyerhaeuser will have reasonable approval rights over the directors selected for appointment by the other party, taking into account applicable independence and other NYSE listing requirements.

The executive officers of TRI Pointe immediately prior to the consummation of the Merger are expected to be the executive officers of TRI Pointe immediately following the consummation of the Merger.

TRI Pointe Stockholder Vote

TRI Pointe cannot complete the Transactions unless the proposal relating to the issuance of shares of TRI Pointe common stock in the Merger is approved by the affirmative vote of TRI Pointe stockholders having a majority of the votes that could be cast by the holders of all TRI Pointe common stock entitled to vote on the proposal that are present in person or by proxy at the annual meeting of the TRI Pointe stockholders.

Accounting Treatment and Considerations

Accounting Standards Codification “ASC” 805, Business Combinations, requires the use of the purchase method of accounting for business combinations. In applying the purchase method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected primarily by exchanging equity interests, the acquiror usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, such as the Merger, the issuing entity is the acquiree. In identifying the acquiring entity in a reverse acquisition combination, all pertinent facts and circumstances must be considered, including the following:

•	The relative voting interests of TRI Pointe after the Transactions. In this case, Weyerhaeuser shareholders are expected to receive approximately 79.8% of the equity ownership on a fully diluted basis and associated voting rights in TRI Pointe after the consummation of the Transactions.

•	The size of the combining companies in the Transactions. The relative size is measured in terms of assets, revenues, net income, and other applicable metrics. WRECO would represent 91%, 93% and

96%, and TRI Pointe would represent 9%, 7% and 4%, of the combined assets, revenues, and net income, respectively, as of December 31, 2012.

•	The composition of the governing body of TRI Pointe after the Transactions. In this case, the board of directors of TRI Pointe following the consummation of the Merger will be comprised of five directors selected by TRI Pointe while Weyerhaeuser will select the remaining four directors immediately prior to the consummation of the Merger. However, the board of directors can be elected and removed at the annual meeting of TRI Pointe stockholders or through a special meeting of TRI Pointe stockholders after the consummation of the Transactions.

•	The composition of the senior management of TRI Pointe after the consummation of the Transactions. In this case, TRI Pointe’s senior management following the consummation of the Merger will be the same as TRI Pointe’s current management team. However, the senior management can be removed by the board of directors of TRI Pointe after the consummation of the Transactions.

TRI Pointe’s management has determined that WRECO will be the accounting acquiror in this reverse acquisition based on the facts and circumstances outlined above. WRECO will apply purchase accounting to the assets and liabilities of the TRI Pointe business upon consummation of the Merger. Upon the consummation of the Transactions, the combined entity’s historical financial statements will reflect only those of WRECO.

Material U.S. Federal Income Tax Consequences of the Distribution and the Merger

The obligations of Weyerhaeuser and WRECO to consummate the Transactions, including the WRECO Spin and the Distribution (which includes this exchange offer), are conditioned upon the receipt by Weyerhaeuser of the Covington & Burling Tax Opinion. On the basis that the WRECO Spin and Distribution each qualify as distributions for U.S. federal income tax purposes described in Section 355 of the Code, in general, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Weyerhaeuser shareholders upon the receipt of WRECO common shares in this exchange offer or in any pro rata distribution of WRECO common shares distributed to Weyerhaeuser shareholders if this exchange offer is undersubscribed (or if Weyerhaeuser determines not to consummate this exchange offer).

The consummation of the Merger is conditioned upon the receipt of the Covington & Burling Tax Opinion and the Gibson Dunn Tax Opinion. On the basis that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, in general, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, U.S. holders of WRECO common shares upon the receipt of shares of TRI Pointe common stock in the Merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of TRI Pointe common stock.

If the WRECO Spin, Distribution and/or the Merger fails to qualify for tax-free treatment, Weyerhaeuser and/or its subsidiaries, as well as its shareholders might be subject to tax. See “Risk Factors—Risks Related to the Transactions—If the WRECO Spin and the Distribution do not qualify as tax-free distributions described in Section 355 of the Code, or if the Merger does not qualify as a tax-free “reorganization” described in Section 368(a) of the Code, including as a result of actions taken in connection with the WRECO Spin, the Distribution or the Merger, or as a result of subsequent acquisitions of Weyerhaeuser common shares, TRI Pointe common stock or WRECO common shares, then Weyerhaeuser or its subsidiaries or Weyerhaeuser shareholders may be required to pay substantial U.S. federal income taxes, and, in certain circumstances, TRI Pointe may be required to indemnify Weyerhaeuser for any such tax liability”.

Tax matters are complicated and the tax consequences of the Transactions to you will depend on the facts of your own situation. You should read the summary in “This Exchange Offer—Material U.S. Federal Income Tax Consequences of the Distribution and the Merger” and consult your own tax advisor for a full understanding of the tax consequences to you of the Transactions.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following summary financial data of WRECO, Weyerhaeuser and TRI Pointe are being provided to help you in your analysis of the financial aspects of the Transactions. You should read this information in conjunction with the financial information included elsewhere and incorporated by reference into this document. See “Information on WRECO”, “Information on Weyerhaeuser”, “Information on TRI Pointe”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations for WRECO”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations for TRI Pointe” included in Appendix A to this document, “Selected Historical and Pro Forma Financial and Operating Data” and “Where You Can Find More Information; Incorporation by Reference”.

Summary of Selected Historical Financial and Operating Data of WRECO

The following summary of selected historical financial data of WRECO as of and for the nine months ended September 30, 2013 and for the nine months ended September 30, 2012 has been derived from the unaudited financial statements of WRECO included elsewhere in this document and is not necessarily indicative of the results or the financial condition to be expected for the remainder of the year or any future date or period. The financial data as of September 30, 2012 have been derived from the unaudited financial statements of WRECO not included or incorporated by reference in this document and are not necessarily indicative of the results or the financial condition to be expected for the remainder of the year or any future period. The management of WRECO believes that the unaudited financial statements reflect all normal and recurring adjustments necessary for a fair presentation of the results as of and for the interim periods presented. The financial data as of and for the years ended December 31, 2012 and 2011 and for the year ended December 31, 2010 have been derived from the audited financial statements of WRECO included elsewhere in this document. The financial data as of December 31, 2010 have been derived from the unaudited financial statements of WRECO not included or incorporated by reference in this document. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for WRECO” and the financial statements of WRECO and the notes thereto included elsewhere in this document.

WRECO’s historical financial information does not reflect (i) changes that WRECO expects to experience in the future as a result of the Transactions, including the REB Transfers and changes in the financing, operations, cost structure and personnel needs of its business, or (ii) the impairment charge expected to be recognized in the fourth quarter of 2013 with respect to Coyote Springs. See “The Transaction Agreement—Transfers of Certain Assets and Assumption of Certain Liabilities” and Note 22: Subsequent Events in WRECO’s Notes to Consolidated Financial Statements. Further, the historical financial statements include allocations of certain Weyerhaeuser corporate general and administrative expenses. Management believes the assumptions and methodologies underlying the allocation of corporate general and administrative expenses are reasonable. However, these expenses may not be indicative of the actual level of expense that would have been incurred by WRECO if it had operated as an independent company or of costs expected to be incurred in the future. These allocated expenses relate to various services that have historically been provided to WRECO by Weyerhaeuser, including corporate governance, cash management and other treasury services, administrative services (such as government relations, tax, employee payroll and benefit administration, internal audit, legal, accounting, human resources and equity-based compensation plan administration), lease of office space, aviation services and insurance coverage. For the nine months ended September 30, 2013 and 2012, WRECO incurred $18.0 million and $14.3 million, respectively, of allocated corporate general and administrative expenses from Weyerhaeuser. During the years ended December 31, 2012, 2011 and 2010, WRECO incurred $20.5 million, $17.3 million and $16.0 million, respectively, of allocated corporate general and administrative expenses from Weyerhaeuser. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for WRECO” and Note 11 to WRECO’s audited financial statements included in this document for further information regarding the allocated corporate general and administrative expenses. In addition, as part of WRECO’s historical cash management strategy as a subsidiary of Weyerhaeuser, WRECO has a revolving promissory note payable to Weyerhaeuser that will be extinguished in connection with the

Transactions. The total amount outstanding under the promissory note was $832.2 million as of September 30, 2013, and $689.6 million and $568.7 million as of December 31, 2012 and 2011, respectively. WRECO paid Weyerhaeuser interest on the unpaid balance for the nine months ended September 30, 2013 and 2012 at rates per annum of 1.88% and 1.93%, respectively. For the year ended December 31, 2012, 2011 and 2010, the rates per annum were 1.92%, 0.62% and 0.62%, respectively. Interest incurred for the nine months ended September 30, 2013 and 2012 was $11.4 million and $8.8 million, respectively. Interest incurred for the year ended December 31, 2012, 2011 and 2010 was $12.8 million, $3.4 million and $4.2 million, respectively.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)
	(Dollar amounts in thousands, except per share figures)
Statement of Operations Data
Single-family home sales revenue	$744,598	$550,151	$870,596	$768,071	$842,080
Single-family home cost	(584,683)	(434,808)	(690,578)	(589,574)	(641,437)
Single-family impairments and related charges	(922)	(2,817)	(3,319)	(10,399)	(12,400)

Single-family gross margin	158,993	112,526	176,699	168,098	188,243

Non-single-family revenue	42,621	112,377	199,710	69,674	79,757
Non-single-family cost	(33,138)	(100,860)	(121,357)	(39,224)	(53,975)
Non-single-family impairments and related charges	(323)	(98)	(272)	(620)	(2,344)

Non-single-family gross margin	9,160	11,419	78,081	29,830	23,438

Total gross margin	168,153	123,945	254,780	197,928	211,681
Sales and marketing expense	(65,436)	(53,108)	(78,022)	(71,587)	(82,052)
General and administrative expenses	(57,113)	(49,156)	(75,583)	(71,348)	(74,470)
Restructuring expense	(3,451)	(2,114)	(2,460)	(2,801)	(2,880)
Other income (expense), net	1,906	(296)	914	2,080	33,592

Earnings from continuing operations, before income taxes	44,059	19,271	99,629	54,272	85,871
Income tax expense	(15,732)	(7,169)	(38,910)	(19,333)	(33,742)

Earnings from continuing operations	28,327	12,102	60,719	34,939	52,129
Discontinued operations, net of income taxes	384	207	762	589	4,656

Net earnings	28,711	12,309	61,481	35,528	56,785
Less: net earnings attributable to noncontrolling interests(1)	—	—	—	—	(1,507)

Net earnings attributable to common shareholder	$28,711	$12,309	$61,481	$35,528	$55,278

Basic earnings per share from continuing operations attributable to common shareholder	$28.33	$12.10	$60.72	$34.94	$52.13
Basic earnings per share from discontinued operations attributable to common shareholder	0.38	0.21	0.76	0.59	3.15

Basic earnings per share attributable to common shareholder	$28.71	$12.31	$61.48	$35.53	$55.28

Operating Data—Owned Projects
Net new home orders	2,528	2,098	2,659	1,902	1,914
New homes delivered	1,867	1,472	2,314	1,912	2,125
Average sales price of homes delivered	$399	$374	$376	$402	$396
Cancellation rate	14%	15%	15%	16%	20%
Average selling communities	78	69	68	72	71
Selling communities at end of period	88	65	62	66	73
Backlog at end of period, number of homes	1,435	1,055	774	429	439
Backlog at end of period, aggregate sales value	$707,120	$415,173	$340,663	$167,505	$202,415
Balance Sheet Data
Cash	$5,277	$6,303	$5,212	$3,170	$1,099
Inventory	$1,782,548	$1,589,321	$1,609,485	$1,499,040	$1,499,936
Total assets	$2,186,059	$1,978,103	$1,999,537	$1,933,849	$1,952,077
Debt payable to third parties and Weyerhaeuser	$941,453	$874,858	$798,808	$851,303	$853,329
Total liabilities	$1,175,312	$1,065,727	$1,005,810	$1,044,142	$1,090,155
Total shareholder’s interest	$974,557	$904,129	$953,779	$891,304	$865,519

(1)	Net earnings attributable to noncontrolling interests for the year ended December 31, 2010 relates to discontinued operations.

Summary Historical Financial Data of Weyerhaeuser

The following summary historical financial data of Weyerhaeuser as of and for the nine months ended September 30, 2013 and for the nine months ended September 30, 2012 have been derived from the unaudited financial statements of Weyerhaeuser incorporated by reference in this document and are not necessarily indicative of the results or the financial condition to be expected for the remainder of the year or any future date or period. The data as of September 30, 2012 have been derived from the unaudited financial statements of Weyerhaeuser not included or incorporated by reference in this document and are not necessarily indicative of the results or the financial condition to be expected for any future date or period. The management of Weyerhaeuser believes that the unaudited financial statements reflect all normal and recurring adjustments necessary for a fair presentation of the results as of and for the interim periods presented. The data as of and for the years ended December 31, 2012 and 2011 and for the year ended December 31, 2010 have been derived from the audited financial statements of Weyerhaeuser incorporated by reference in this document. The data as of December 31, 2010 have been derived from the audited financial statements of Weyerhaeuser not included or incorporated by reference in this document. This information is only a summary and should be read in conjunction with the financial statements of Weyerhaeuser and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in Weyerhaeuser’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and its Annual Report on Form 10-K for the year ended December 31, 2012, each of which is incorporated by reference into this document. See “Where You Can Find More Information; Incorporation by Reference”.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)
	(Dollar amounts in millions, except per share figures)
Consolidated Statement of Operations
Net sales and revenues	$6,273	$5,059	$7,059	$6,216	$5,954
Cost of products sold	(4,925)	(4,230)	(5,810)	(5,120)	(4,831)

Gross margin	1,348	829	1,249	1,096	1,123
Selling expenses	(161)	(138)	(194)	(178)	(200)
General and administrative expenses	(338)	(310)	(436)	(423)	(450)
Research and development expenses	(23)	(23)	(32)	(30)	(34)
Charges for restructuring, closures and impairments	(12)	(26)	(32)	(83)	(148)
Other income (expense), net	30	147	180	212	163

Operating income	844	479	735	594	454
Interest income and other	42	38	52	47	80
Interest expense, net of capitalized interest	(258)	(260)	(348)	(384)	(452)

Net earnings from continuing operations before income taxes	628	257	439	257	82
Income taxes	(119)	(15)	(55)	62	1,192

Net earnings from continuing operations	509	242	384	319	1,274
Net earnings from discontinued operations, net of income taxes	—	—	—	12	9

Net earnings	509	242	384	331	1,283
Dividends on preference shares	(12)	—	—	—	—
Net (earnings) loss attributable to noncontrolling interests	—	—	1	—	(2)

Net earnings attributable to Weyerhaeuser common shareholders	$497	$242	$385	$331	$1,281

Basic net earnings per share attributable to common shareholders
Continuing operations	$0.89	$0.45	$0.71	$0.60	$3.97
Discontinued operations	—	—	—	0.02	0.03

Net earnings per share	$0.89	$0.45	$0.71	$0.62	$4.00

Diluted net earnings per share attributable to common shareholders
Continuing operations	$0.88	$0.45	$0.71	$0.59	$3.96
Discontinued operations	—	—	—	0.02	0.03

Net earnings per share	$0.88	$0.45	$0.71	$0.61	$3.99

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)
	(Dollar amounts in millions, except per share figures)
Balance Sheet Data
Cash and cash equivalents	$903	$608	$898	$953	$1,467
Inventories	$2,316	$2,102	$2,140	$1,975	$1,977
Total assets	$15,609	$12,338	$12,592	$12,634	$13,464
Long-term debt	$5,568	$4,291	$4,291	$4,478	$5,060
Total liabilities	$9,492	$7,985	$8,479	$8,367	$8,850
Shareholder equity	$6,078	$4,340	$4,070	$4,263	$4,612

Summary of Selected Historical Financial and Operating Data of TRI Pointe

The following summary of selected historical financial data of TRI Pointe as of and for the nine months ended September 30, 2013 and 2012 has been derived from the unaudited financial statements of TRI Pointe included in Appendix A to this document and is not necessarily indicative of the results or the financial condition to be expected for the remainder of the year or any future date or period. TRI Pointe’s management believes that the unaudited financial statements reflect all normal and recurring adjustments necessary for a fair presentation of the results as of and for the interim periods presented. The financial data as of and for the years ended December 31, 2012 and 2011, the period from September 24, 2010 (the inception date of TPH LLC) through December 31, 2010 and the period from January 1, 2010 through September 23, 2010 (TRI Pointe’s predecessor) have been derived from the audited financial statements of TRI Pointe included in Appendix A to this document. From April 2009 to September 23, 2010, TRI Pointe’s principals were engaged primarily in the business of constructing homes for independent third-party property owners through a number of different entities. This information is only a summary and should be read in conjunction with the financial statements of TRI Pointe and the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for TRI Pointe” included in Appendix A to this document.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,		As of and for the Period from September 24, 2010 (Inception) through December 31,	TRI Pointe Predecessor
						As of and for the Period from January 1, 2010 through September 23,
	2013	2012	2012	2011	2010	2010
	(unaudited)
	(Dollar amounts in thousands, except per share figures)
Statement of Operations Data
Home sales	$128,115	$22,277	$77,477	$13,525	$4,143	$—
Cost of home sales	(101,532)	(19,663)	(63,688)	(12,075)	(3,773)	—

Homebuilding gross profit	26,583	2,614	13,789	1,450	370	—
Fee building gross margin	804	38	149	150	814	2,665
Sales and marketing	(5,168)	(2,351)	(4,636)	(1,553)	(408)	(136)
General and administrative	(11,569)	(4,155)	(6,772)	(4,620)	(1,875)	(1,401)
Organizational costs	—	—	—	—	(1,061)	—
Other income (expense), net	(248)	(86)	(24)	(20)	(15)	(43)

Income (loss) before income taxes	10,402	(3,940)	2,506	(4,593)	(2,175)	1,085
Provision for income taxes	(3,371)	—	—	—	—	—

Net income (loss)	$7,031	$(3,940)	$2,506	$(4,593)	$(2,175)	$1,085

Net income (loss) per share(1)
Basic	$0.23	$(0.28)	$0.12	$(0.36)

Diluted	$0.23	$(0.28)	$0.12	$(0.36)

Operating Data—Owned Projects
Net new home orders	389	129	204	42	9	4
New homes delivered	230	55	144	36	11	—
Average sales price of homes delivered	$557	$405	$538	$376	$377	$—
Cancellation rate	8%	17%	16%	13%	19%	20%
Average selling communities	7.1	5.0	5.4	2.0	2.0	1.0
Selling communities at end of period	7	7	7	3	2	1
Backlog at end of period, number of homes	227	82	68	8	2	4
Backlog at end of period, aggregate sales value	$162,730	$46,126	$33,287	$3,364	$696	$1,392

Operating Data—Fee Building Projects
Net new home orders	38	17	45	34	24	114
New homes delivered	50	16	26	68	56	46
Average sales price of homes delivered	$601	$1,020	$885	$786	$794	$787

Balance Sheet Data
Cash, cash equivalents and marketable securities	$62,231	$45,242	$19,824	$10,164	$11,744	$6,029
Real estate inventories	$359,878	$148,468	$194,083	$82,023	$14,108	$8,117
Total assets	$430,968	$195,514	$217,516	$93,776	$30,096	$15,672
Notes payable	$92,452	$46,436	$57,368	$6,873	$3,462	$4,494
Total liabilities	$118,122	$52,924	$68,363	$11,285	$5,238	$4,983
Common units subject to redemption(2)	$—	$37,000	$—	$—	$—	$—
Members’ equity	$—	$105,590	$149,153	$82,491	$24,858	$10,689
Stockholders’ equity	$312,845	$—	$—	$—	$—	$—

(1)	Basic and diluted net income (loss) per share give effect to the conversion of the equity of the former members of TPH LLC into TRI Pointe common stock on January 30, 2013 as though the conversion had occurred at the beginning of the period or the original date of issuance, if later. The number of shares converted is based on the initial public offering price of $17.00 per share of TRI Pointe common stock.
(2)	During the period ended September 30, 2012, the Starwood Fund made an additional capital contribution to TPH LLC in the amount of $37 million, representing the contribution of the remainder of its $150 million equity commitment to TPH LLC, in exchange for additional common units. As of September 30, 2012, TRI Pointe was required to return this $37 million capital contribution (or a lesser amount specified by the Starwood Fund) to the Starwood Fund if TRI Pointe’s initial public offering did not close by February 28, 2013, or if TRI Pointe’s initial public offering terminated prior to that time. In November 2012, TRI Pointe obtained written approval from the Starwood Fund, pursuant to an amendment of the operating agreement of TPH LLC, to remove the redemption feature of the $37 million of common units.

Summary Unaudited Pro Forma Financial Information of TRI Pointe and WRECO

The following summary unaudited pro forma financial information of TRI Pointe and WRECO are being presented for illustrative purposes only, and this information should not be relied upon for purposes of making any investment or other decisions. The data assume that WRECO had been owned by TRI Pointe for all periods and at the date presented, and reflect the changes that WRECO expects to experience as a result of the Transactions, including the REB Transfers. TRI Pointe and WRECO may have performed differently had they actually been combined for all periods or on the date presented. You should also not rely on the following data as being indicative of the results or financial condition that would have been achieved or existed had TRI Pointe and WRECO been combined other than during the periods or on the date presented or of the actual future results or financial condition of TRI Pointe to be achieved following the consummation of the Transactions. This information is only a summary and should be read in conjunction with “Selected Historical and Pro Forma Financial and Operating Data—Unaudited Pro Forma Condensed Combined Financial Information of TRI Pointe and WRECO”.

	As of and for the Nine Months Ended September 30, 2013	As of and for the Year Ended December 31, 2012
	(Dollar amounts in thousands, except per share figures)
Statement of Operations Data
Home sales	$872,713	$948,073
Cost of home sales	(701,234)	(777,873)
Impairments and related charges	(922)	(3,319)

Homebuilding gross margin	170,557	166,881
Non-single-family gross margin	10,804	80,212
Fee building gross margin	804	149
Sales and marketing	(71,542)	(83,908)
General and administrative	(68,444)	(85,038)
Restructuring charges	(3,451)	(2,460)
Other income (expense), net	4,416	712

Earnings before income taxes	43,144	76,548
Provision for income taxes	(14,576)	(28,675)

Earnings from continuing operations	$28,568	$47,873

Earnings per common share
Basic	$0.18	$0.30

Diluted	$0.18	$0.29

Operating Data
Net new home orders	2,917	2,863
New homes delivered	2,097	2,458
Average sales price of homes delivered	$416	$386
Cancellation rate	13%	15%
Average selling communities	85	73
Selling communities at end of period	95	69
Backlog at end of period, number of homes	1,662	842
Backlog at end of period, aggregate sales value	$869,850	$373,950

Balance Sheet Data
Cash, cash equivalents and marketable securities	$63,174
Inventory	$1,810,518
Total assets	$2,562,182
Debt payable	$1,001,707
Total liabilities	$1,213,087
Stockholders’ equity	$1,312,905

Summary Comparative Historical and Pro Forma Per Share Data

The following table sets forth certain historical and pro forma per share data for TRI Pointe and certain historical per share data for Weyerhaeuser. The TRI Pointe historical data have been derived from and should be read together with TRI Pointe’s unaudited financial statements and audited financial statements and related notes thereto included in Appendix A to this document. The pro forma data have been derived from the unaudited pro forma financial statements of TRI Pointe and WRECO included in this document. The Weyerhaeuser historical data have been derived from and should be read together with the unaudited financial statements of Weyerhaeuser and related notes thereto contained in Weyerhaeuser’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and the audited consolidated financial statements of Weyerhaeuser and related notes thereto contained in Weyerhaeuser’s Annual Report on Form 10-K for the year ended December 31, 2012, each of which is incorporated by reference into this document. See “Where You Can Find More Information; Incorporation by Reference”.

These summary comparative historical and pro forma per share data are being presented for illustrative purposes only. TRI Pointe and WRECO may have performed differently had the Transactions occurred prior to the periods or the date presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had TRI Pointe and the Real Estate Business been combined during the periods or at the date presented or of the actual future results or financial condition of TRI Pointe or WRECO to be achieved following the consummation of the Transactions.

	As of and for the Nine Months Ended September 30, 2013		As of and for the Year Ended December 31, 2012
TRI Pointe	Historical	Pro Forma	Historical	Pro Forma
	(unaudited)
Basic net income per share(1)	$0.23	$0.18	$0.12	$0.30
Diluted net income per share(1)	$0.23	$0.18	$0.12	$0.29
Weighted average common shares outstanding—Basic	30,499,006	161,298,000	21,597,907	161,298,000
Weighted average common shares outstanding—Diluted	30,514,516	162,530,000	21,597,907	162,530,000
Book value per share of common stock	$9.90	$8.60	$6.91	N/A
Dividends declared per share of common stock	$0.00	$0.00	$0.00	$0.00

(1)	Basic and diluted net income (loss) per share give effect to the conversion of the equity of the former members of TPH LLC into TRI Pointe common stock on January 30, 2013 as though the conversion had occurred at the beginning of the period or the original date of issuance, if later. The number of shares converted is based on the initial public offering price of $17.00 per share of TRI Pointe common stock.

	As of and for the Nine Months Ended September 30, 2013	As of and for the Year Ended December 31, 2012
	(unaudited)
Weyerhaeuser
Basic earnings per share	$0.89	$0.71
Diluted earnings per share	$0.88	$0.71
Book value per common share outstanding	$10.41	$7.50

Summary Historical Common Stock Market Price and Dividend Data

Historical market price data for WRECO have not been presented because WRECO is currently an indirect wholly owned subsidiary of Weyerhaeuser and there is no established trading market in WRECO common shares. WRECO common shares do not currently trade separately from Weyerhaeuser common shares.

Weyerhaeuser common shares currently trade on the NYSE under the symbol “WY”. On November 1, 2013, the last trading day before the announcement of the Transactions, the last sale price of Weyerhaeuser common shares reported by the NYSE was $30.34. On                     ,         , the last trading day prior to the public announcement of this exchange offer, the last sale price of Weyerhaeuser common shares reported by the NYSE was $            . On                     , 2014, the last trading day prior to this document, the last sale price of Weyerhaeuser common shares reported by the NYSE was $            .

Shares of TRI Pointe common stock currently trade on the NYSE under the trading symbol “TPH”. On November 1, 2013, the last trading day before the announcement of the Transactions, the last sale price of TRI Pointe common stock reported by the NYSE was $15.38. On                     ,         , the last trading day prior to the public announcement of this exchange offer, the last sale price of TRI Pointe common stock reported by the NYSE was $            . On                     , 2014, the last trading day prior to this document, the last sale price of TRI Pointe common stock reported by the NYSE was $            .

The following table sets forth the high and low sale prices of Weyerhaeuser common shares and TRI Pointe common stock on the NYSE for the periods indicated as well as the dividends per share declared by Weyerhaeuser to Weyerhaeuser shareholders and TRI Pointe to TRI Pointe stockholders for these periods. The quotations are as reported in published financial sources.

	Weyerhaeuser Per Share Dividends(1)	Weyerhaeuser Common Shares		TRI Pointe Per Share Dividends(2)	TRI Pointe Common Stock(3)
		High	Low		High	Low
Year Ending December 31, 2014
First Quarter (through January 8, 2014)	$0.00	$31.59	$30.49	$0.00	$20.00	$18.24
Year Ended December 31, 2013
First Quarter	$0.17	$31.74	$28.36	$0.00	$21.25	$17.50
Second Quarter	$0.20	$33.24	$26.38	$0.00	$21.18	$14.24
Third Quarter	$0.22	$29.86	$26.64	$0.00	$17.22	$13.95
Fourth Quarter	$0.22	$32.00	$28.01	$0.00	$20.29	$13.43
Year Ended December 31, 2012
First Quarter	$0.15	$22.36	$18.50	N/A	N/A	N/A
Second Quarter	$0.15	$22.36	$18.60	N/A	N/A	N/A
Third Quarter	$0.15	$28.06	$21.87	N/A	N/A	N/A
Fourth Quarter	$0.17	$28.82	$24.74	N/A	N/A	N/A

(1)	Changes in the amount of dividends Weyerhaeuser paid were primarily due to:

•	an increase in Weyerhaeuser’s quarterly dividend from 15 cents per share to 17 cents per share in November 2012.

•	an increase in Weyerhaeuser’s quarterly dividend from 17 cents per share to 20 cents per share in May 2013.

•	an increase in Weyerhaeuser’s quarterly dividend from 20 cents per share to 22 cents per share in August 2013.

(2)	On January 30, 2013, TRI Pointe was reorganized from a Delaware limited liability company to a Delaware corporation in connection with its initial public offering.
(3)	TRI Pointe common stock was listed on and began trading on the NYSE on January 31, 2013. Prior to that date, TRI Pointe was a limited liability company and there was no established trading market for its membership interests.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained and incorporated by reference in this document and the exhibits hereto. Some of the risks described below relate principally to the business and the industry in which TRI Pointe, including WRECO, will operate after the consummation of the Transactions, while others relate principally to the Transactions and participation in this exchange offer. The remaining risks relate principally to the securities markets generally and ownership of shares of TRI Pointe common stock. The risks described below are not the only risks facing TRI Pointe following the consummation of the Transactions or to participating in this exchange offer. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also materially and adversely affect TRI Pointe’s business operations and financial condition or the price of TRI Pointe common stock following the consummation of the Transactions.

Risks Related to the Transactions

The Transactions may not be completed on the terms or timeline currently contemplated, or at all.

The consummation of the Transactions is subject to numerous conditions, including (i) the absence of certain legal impediments to the consummation of the Transactions, (ii) the expiration or termination of the required waiting periods under the HSR Act, (iii) the effectiveness of certain filings with the SEC, (iv) the approval of TRI Pointe stockholders of the issuance of shares of TRI Pointe common stock in the Merger, (v) the receipt of the Covington & Burling Tax Opinion and the Gibson Dunn Tax Opinion, (vi) the receipt of the proceeds of the New Debt, and (vii) other customary closing conditions. See “The Transaction Agreement—Conditions to the Consummation of the Transactions”. There is no assurance that the Transactions will be consummated on the terms or timeline currently contemplated, or at all. TRI Pointe, Weyerhaeuser and WRECO have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory and financial services fees related to the Transactions. These expenses must be paid regardless of whether the Transactions are consummated.

Governmental agencies may not approve the Transactions or the related transactions necessary to complete them, or may impose conditions to any such approval or require changes to the terms of the Transactions. Any such conditions or changes could have the effect of delaying consummation of the Transactions, imposing costs on or limiting the revenues of the combined company following the consummation of the Transactions or otherwise reducing the anticipated benefits of the Transactions.

The obligations of the lenders under the Commitment Letter are subject to customary conditions, including, subject to certain exceptions, the absence of any “material adverse effect” as the term is described in “The Transaction Agreement—Representations and Warranties”. Accordingly, there can be no assurance that these conditions will be satisfied or, if not satisfied, waived by the lenders. If WRECO is not able to obtain alternative financing on commercially reasonable terms, it could prevent the consummation of the Merger or materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations if the Merger is ultimately consummated.

Additionally, the Commitment Letter will terminate on August 4, 2014 unless the Transactions have been consummated on or prior to that date. However, the Transaction Agreement provides that Weyerhaeuser or TRI Pointe may terminate the Transaction Agreement if the Merger is not consummated on or before November 3, 2014. Therefore, it is possible that the Commitment Letter will terminate prior to consummation of the Merger and that WRECO will be required to seek alternative sources of financing for the New Debt. WRECO may not be able to obtain alternative sources of financing on terms as favorable as those provided in the Commitment Letter. If the Commitment Letter is terminated prior to the consummation of the Merger and WRECO is not able to obtain alternative financing on commercially reasonable terms, it could prevent the consummation of the Merger or materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations if the Merger is ultimately consummated.

The integration of TRI Pointe and WRECO may not be successful or the anticipated benefits from the Transactions may not be realized.

After the consummation of the Transactions, TRI Pointe will have significantly more sales, assets and employees than it did prior to the consummation of the Transactions. The integration process will require TRI Pointe to expend significant capital and significantly expand the scope of its operations and financial systems. TRI Pointe’s management will be required to devote a significant amount of time and attention to the process of integrating the operations of TRI Pointe and WRECO. A significant degree of difficulty and management involvement is inherent in that process. These difficulties include, but are not limited to:

•	integrating the operations of WRECO while carrying on the ongoing operations of TRI Pointe;

•	managing a significantly larger company than before the consummation of the Transactions;

•	the possibility of faulty assumptions underlying TRI Pointe’s expectations regarding the integration process;

•	coordinating a greater number of diverse businesses and businesses located in a greater number of geographic locations;

•	integrating two separate business cultures, which may prove to be incompatible;

•	attracting and retaining the necessary personnel associated with WRECO following the consummation of the Transactions;

•	creating uniform standards, controls, procedures, policies and information systems and controlling the costs associated with such matters;

•	integrating information technology, purchasing, accounting, finance, sales, billing, payroll and regulatory compliance systems; and

•	TRI Pointe has no history of a major integration.

There is no assurance that WRECO will be successfully or cost-effectively integrated with TRI Pointe. The process of integrating the Real Estate Business into TRI Pointe’s business may cause an interruption of, or loss of momentum in, the activities of TRI Pointe’s business after the consummation of the Transactions. If TRI Pointe’s management is not able to manage the integration process effectively, or if any significant business activities are interrupted as a result of the integration process, TRI Pointe’s business, liquidity, financial condition and results of operations may be materially and adversely impacted.

All of the risks associated with the integration process could be exacerbated by the fact that TRI Pointe may not have a sufficient number of employees with the requisite expertise to integrate the businesses or to operate TRI Pointe’s business after the consummation of the Transactions. If TRI Pointe does not hire or retain employees with the requisite skills and knowledge to run TRI Pointe after the consummation of the Transactions, it may materially and adversely affect TRI Pointe’s business.

Even if TRI Pointe is able to combine the two business operations successfully, it may not be possible to realize the full benefits of the increased sales volume and other benefits, including the expected synergies, which are expected to result from the Transactions, or realize these benefits within the time frame that is expected. For example, the elimination of duplicative costs may not be realized as fully as anticipated or may take significantly longer than anticipated, or the benefits from the Transactions may be offset by costs incurred or delays in integrating the companies. If TRI Pointe fails to realize the benefits it anticipates from the Transactions, TRI Pointe’s business, liquidity, financial condition and results of operations may be materially and adversely affected.

The calculation of the merger consideration will not be adjusted if the value of the business or assets of WRECO declines or if the value of TRI Pointe increases before the Merger is consummated.

The number of shares of TRI Pointe common stock to be distributed in the Merger will not be adjusted if the value of the business or assets of WRECO or TRI Pointe declines or increases prior to the consummation of the Merger. TRI Pointe will not be required to consummate the Merger, and Weyerhaeuser and WRECO will not be required to consummate the Distribution, the Merger and the other Transactions, if there has been any “material adverse effect” (as the term is described in “The Transaction Agreement—Representations and Warranties”) on the Real Estate Business or on TRI Pointe, as applicable. However, TRI Pointe will not be permitted to terminate the Transaction Agreement or re-solicit the vote of TRI Pointe stockholders because of any changes in the market prices of TRI Pointe’s common stock or any changes in the value of WRECO that do not constitute a material adverse effect on the Real Estate Business, and Weyerhaeuser and WRECO will not be permitted to terminate the Transaction Agreement because of any changes in the market price of TRI Pointe common stock or any changes in the value of TRI Pointe that do not constitute a material adverse effect on TRI Pointe and its subsidiaries.

TRI Pointe expects to incur significant costs related to the consummation of the Transactions that could materially and adversely affect its liquidity, cash flows and results of operations.

TRI Pointe expects to incur significant one-time costs in connection with the Transactions, including (i) up to $15 million of Transaction-related fees and expenses, including legal, accounting and other professional fees, but excluding financing-related fees, transition and integration expenses and advisory fees, (ii) approximately $6 million of advisory fees, (iii) approximately $28 million of financing-related fees, and (iv) if the Transactions are consummated, reimbursement of up to $15 million of Transaction-related fees and expenses incurred by Weyerhaeuser, other than advisory fees. These costs may materially and adversely affect TRI Pointe’s liquidity, cash flows and results of operations in the periods in which they are incurred. Additionally, TRI Pointe may have to pay the Adjustment Amount in cash to WNR, as described in “The Transaction Agreement—Payment of Adjustment Amount”. The Adjustment Amount may be material.

Current TRI Pointe stockholders’ percentage ownership interest in TRI Pointe will be substantially diluted in the Merger.

After the consummation of the Merger, the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent, in the aggregate, approximately 19.5% of TRI Pointe’s outstanding shares of common stock on a fully diluted basis. Consequently, TRI Pointe’s pre-Merger stockholders, as a group, will be able to exercise less influence over the management and policies of TRI Pointe following the consummation of the Merger than immediately prior to the consummation of the Merger.

Sales of shares of TRI Pointe common stock after the consummation of the Transactions may negatively affect the market price of TRI Pointe common stock.

The shares of TRI Pointe common stock to be issued in the Merger to holders of WRECO common shares will generally be eligible for immediate resale. The market price of TRI Pointe common stock could decline as a result of sales of a large number of shares of TRI Pointe common stock in the market after the consummation of the Transactions or even the perception that these sales could occur.

Immediately after the consummation of the Merger, the ownership of TRI Pointe common stock on a fully diluted basis is expected to be as follows: (i) WRECO common shares will have been converted into the right to receive, in the aggregate, approximately 79.8% of the then outstanding TRI Pointe common stock, (ii) the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent approximately 19.5% of the then outstanding TRI Pointe common stock, and (iii) outstanding equity awards of WRECO and TRI Pointe employees will represent the remaining 0.7% of the then outstanding TRI Pointe common stock. Currently, Weyerhaeuser shareholders may include index funds that have their performance tied to the Standard & Poor’s 500 Index or other stock indices, and institutional investors subject to various investing guidelines. Because TRI Pointe may not be included in these indices following the consummation of the Transactions or may not meet the investing guidelines of some of these institutional investors, these index funds and institutional investors may decide, or may be required, to sell the shares of TRI Pointe common stock that they receive in the Merger, if any. In addition, the investment fiduciaries of Weyerhaeuser’s defined contribution and defined benefit plans may decide to sell any TRI Pointe common stock that the trusts for these plans receive in the Merger, or may decide not to participate in this exchange offer, in response to their fiduciary obligations under applicable law. These sales, or the possibility that these sales may occur, may make it more difficult for TRI Pointe to obtain additional capital by selling equity securities in the future at a time and at a price that it deems appropriate.

The historical financial information of WRECO may not be representative of its results or financial condition if it had been operated independently of Weyerhaeuser and, as a result, is not a reliable indicator of its future results.

WRECO is currently a business segment of Weyerhaeuser. Consequently, the financial information of WRECO included in this document has been derived from the consolidated financial statements and accounting records of WRECO and reflects all direct costs as well as assumptions and allocations made by management of Weyerhaeuser. The financial position, results of operations and cash flows of WRECO presented may be different from those that would have resulted had WRECO been operated independently of Weyerhaeuser during the applicable periods or at the applicable dates. For example, in preparing the financial statements of WRECO, Weyerhaeuser made allocations of Weyerhaeuser corporate general and administrative expenses deemed to be attributable to WRECO. However, these expenses reflect the corporate general and administrative expenses attributable to WRECO operated as part of a larger organization and do not necessarily reflect corporate general and administrative expenses that would be incurred by WRECO had it been operated independently. Further, WRECO’s financial information does not reflect changes WRECO expects to experience in connection with the Transactions, in particular the REB Transfers. As a result, the historical financial information of WRECO homebuilding is not a reliable indicator of future results.

TRI Pointe may be unable to provide the same types and levels of benefits, services and resources to WRECO that Weyerhaeuser has provided, or may be unable to provide them at the same cost.

As a separate reporting segment of Weyerhaeuser, WRECO has received benefits and services from Weyerhaeuser and has been able to benefit from Weyerhaeuser’s financial strength and extensive business relationships. After the consummation of the Transactions, WRECO will be owned by TRI Pointe and will no longer benefit from Weyerhaeuser’s resources. It cannot be assured that TRI Pointe will be able to replace those resources adequately or replace them at the same cost. If TRI Pointe is not able to replace the resources provided by Weyerhaeuser, is unable to replace them at the same cost or is delayed in replacing the resources provided by Weyerhaeuser, TRI Pointe’s results of operations may be materially and adversely impacted.

TRI Pointe’s business, liquidity, financial condition and results of operations may be materially and adversely impacted following the consummation of the Transactions if TRI Pointe cannot negotiate terms that are as favorable as those Weyerhaeuser has historically received when TRI Pointe replaces contracts after the consummation of the Transactions.

Prior to consummation of the Transactions, certain functions of WRECO are generally being performed under Weyerhaeuser’s centralized systems and, in some cases, under contracts that are also used for Weyerhaeuser’s other businesses that are not intended to be transferred to TRI Pointe with the Real Estate Business. In addition, some contracts to which Weyerhaeuser is a party on behalf of WRECO require consents of third parties to be assigned to WRECO. There can be no assurance that TRI Pointe will be able to obtain those consents or negotiate terms that are as favorable as those Weyerhaeuser received when and if TRI Pointe replaces these services with its own agreements for similar services. It is possible that the failure to replace a significant number of these agreements for any of these services could have a material adverse impact on TRI Pointe’s business, liquidity, financial condition and results of operations following the consummation of the Transactions.

If the WRECO Spin and the Distribution do not qualify as tax-free distributions described in Section 355 of the Code, or if the Merger does not qualify as a tax-free “reorganization” described in Section 368(a) of the Code, including as a result of actions taken in connection with the WRECO Spin, the Distribution or the Merger, or as a result of subsequent acquisitions of Weyerhaeuser common shares, TRI Pointe common stock or WRECO common shares, then Weyerhaeuser or its subsidiaries or Weyerhaeuser shareholders may be required to pay substantial U.S. federal income taxes, and, in certain circumstances, TRI Pointe may be required to indemnify Weyerhaeuser for any such tax liability.

The consummation of the Transactions is conditioned on Weyerhaeuser’s receipt of the Covington & Burling Tax Opinion and TRI Pointe’s receipt of the Gibson Dunn Tax Opinion. The opinions of counsel will be based on, among other things, current law and representations and assumptions as to factual matters made by Weyerhaeuser, WRECO, TRI Pointe, and Merger Sub. These opinions may be incorrect. Any change in currently applicable law, which may be retroactive, or the failure of any representation or assumption to be true, correct and complete in all material respects, could materially and adversely affect the conclusions reached by counsel in the opinions. See “This Exchange Offer—Material U.S. Federal Income Tax Consequences of the Distribution and the Merger”.

Even if the Distribution were to otherwise qualify as a tax-free distribution described in Section 355 of the Code, the Distribution would be taxable to Weyerhaeuser or its subsidiaries (but not to Weyerhaeuser shareholders) pursuant to Section 355(e) of the Code if there is a 50% or greater change in ownership of either Weyerhaeuser or WRECO (including shares of TRI Pointe common stock after the consummation of the Merger), directly or indirectly, as part of a plan or series of related transactions that include the Distribution. For this purpose, any acquisitions of Weyerhaeuser, WRECO or TRI Pointe stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although Weyerhaeuser, WRECO or TRI Pointe may be able to rebut that presumption. Further, for purposes of this test, the Merger will be treated as part of such a plan, but the Merger standing alone should not cause the Distribution to be taxable to Weyerhaeuser under Section 355(e) of the Code because pre-Merger holders of WRECO common shares are expected to hold more than 50% of the then outstanding TRI Pointe common stock immediately following the consummation of the Merger. However, if the IRS were to determine that other acquisitions of Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock, either before or after the Distribution, were part of a plan or series of related transactions that included the Distribution, such determination could result in significant tax-related losses to Weyerhaeuser. In connection with the Covington & Burling Tax Opinion and the Gibson Dunn Tax Opinion, Weyerhaeuser and TRI Pointe have represented or will represent that the Distribution is not part of any such plan or series of related transactions.

In certain circumstances, under the Tax Sharing Agreement, TRI Pointe will be required to indemnify Weyerhaeuser against any taxes on the Distribution that arise as a result of certain actions or failures to act by TRI Pointe or WRECO after the consummation of the Transactions, certain events involving TRI Pointe’s capital stock or the assets of TRI Pointe, WRECO, or Weyerhaeuser which cause the Distribution to be a taxable event under Section 355(e) of the Code (including the Merger), or any breach by TRI Pointe or by WRECO after the consummation of the Transactions of any representation or covenant made by them in the Tax Sharing Agreement or the Transaction Agreement.

In certain circumstances, under the Tax Sharing Agreement, Weyerhaeuser will be required to indemnify TRI Pointe and WRECO after the consummation of the Transactions against any taxes on the Distribution that arise as a result of certain actions or failures to act by Weyerhaeuser, or any breach by Weyerhaeuser of any representation or covenant made by it or its subsidiaries in the Tax Sharing Agreement or the Transaction Agreement. If Weyerhaeuser or a subsidiary of Weyerhaeuser were to recognize gain on the Distribution, Weyerhaeuser or that subsidiary, as the case may be, would be solely responsible, and would be obligated to indemnify TRI Pointe and WRECO, for any such gain.

If TRI Pointe is required to indemnify Weyerhaeuser, this indemnification obligation could be substantial and could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

TRI Pointe may be materially and adversely affected by significant restrictions following the consummation of the Transactions imposed to avoid significant tax-related liabilities.

The Tax Sharing Agreement generally will restrict TRI Pointe and its affiliates’ ability to take certain actions that could cause the WRECO Spin, the Distribution, the Merger and certain related Transactions to fail to qualify as tax-free transactions. In particular, for a two-year period following the Closing Date, TRI Pointe and its affiliates’ ability to undertake any of the following is restricted:

•	enter into any agreement, understanding or arrangement pursuant to which any person would (directly or indirectly) acquire, or have the right to acquire TRI Pointe capital stock or WRECO capital stock (excepting the stock of WRECO acquired pursuant to the Merger and certain limited circumstances set forth in the Tax Sharing Agreement);

•	merge or consolidate TRI Pointe or WRECO with any other person;

•	liquidate or partially liquidate TRI Pointe or WRECO;

•	cause or permit TRI Pointe or WRECO to be treated as other than a corporate taxpayer for U.S. federal income tax purposes; or

•	cause or permit WRECO to discontinue its engagement in the Real Estate Business.

If TRI Pointe intends to take any such restricted action, Weyerhaeuser will be required to cooperate with TRI Pointe in obtaining an IRS ruling or an unqualified tax opinion reasonably acceptable to Weyerhaeuser to the effect that such action will not affect the status of the WRECO Spin, the Distribution or the Merger as tax-free transactions. However, if TRI Pointe takes any of the actions above and those actions result in tax-related losses to Weyerhaeuser, then TRI Pointe generally will be required to indemnify Weyerhaeuser for such losses, without regard to whether Weyerhaeuser had given TRI Pointe prior consent. See “Other Agreements—Tax Sharing Agreement”.

Due to these restrictions and indemnification obligations under the Tax Sharing Agreement, TRI Pointe will be limited in its ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may otherwise be in TRI Pointe’s best interests. Also, TRI Pointe’s potential indemnity obligation to Weyerhaeuser might discourage, delay or prevent a change of control during this two-year period that TRI Pointe stockholders may consider favorable to its ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may otherwise be in TRI Pointe’s best interests.

Failure to consummate the Transactions could materially and adversely impact the market price of TRI Pointe common stock as well as TRI Pointe’s business, liquidity, financial condition and results of operations.

If the Transactions are not consummated for any reason, the price of TRI Pointe common stock may decline significantly. In addition, TRI Pointe is subject to additional risks, including, among others:

•	depending on the reasons for and timing of the termination of the Transaction Agreement, the requirement in the Transaction Agreement that TRI Pointe pay Weyerhaeuser a termination fee of $20 million or reimburse Weyerhaeuser for certain out-of-pocket costs relating to the Transactions;

•	substantial costs related to the Transactions, such as legal, accounting, regulatory filing, financial advisory and financial printing fees, which must be paid regardless of whether the Transactions are completed; and

•	potential disruption of the business of TRI Pointe and distraction of its workforce and management team.

The Transaction Agreement contains provisions that may discourage other companies from trying to acquire TRI Pointe.

The Transaction Agreement contains provisions that may discourage a third-party from submitting a business combination proposal to TRI Pointe prior to the consummation of the Transactions that might result in greater value to TRI Pointe stockholders than the Transactions. For example, the Transaction Agreement generally prohibits TRI Pointe from soliciting any takeover proposal. In addition, if the Transaction Agreement is terminated by TRI Pointe or Weyerhaeuser in circumstances that obligate TRI Pointe to pay a termination fee or to reimburse transaction expenses to Weyerhaeuser, TRI Pointe’s liquidity or financial condition may be materially and adversely affected as a result, and the requirement to make a payment might deter third parties from proposing alternative business combination proposals. In addition, the Transaction Agreement requires that TRI Pointe seek stockholder approval for the issuance of shares of TRI Pointe common stock in the Merger, even if the TRI Pointe board of directors changes its recommendation regarding the proposal to authorize the issuance of shares of TRI Pointe common stock in the Merger. Further, in connection with the Transactions, Weyerhaeuser has entered into the Voting Agreements with the Starwood Fund and three of TRI Pointe’s executive officers with respect to an aggregate of 12,639,163 shares of TRI Pointe common stock, representing approximately 40% of the TRI Pointe common stock currently outstanding. These agreements include provisions that may discourage a third-party from submitting a business combination proposal to TRI Pointe prior to the consummation of the Transactions. Specifically, these Voting Agreements provide, among other things, that these TRI Pointe stockholders will (i) vote their shares subject to the Voting Agreements in favor of the proposal to authorize the issuance of TRI Pointe common stock in the Merger and any other actions necessary and desirable in connection with the Transactions and (ii) vote against any action, agreement or proposal made in opposition to, or in competition with, the consummation of the Transactions and the issuance of TRI Pointe common stock in the Merger, including any competing transaction or superior proposal. See “Other Agreements—Voting Agreements”.

TRI Pointe will have significantly more shares of its common stock outstanding after the consummation of the Transactions and this may discourage others from trying to acquire TRI Pointe.

TRI Pointe expects to issue 129,700,000 shares of its common stock in the Merger, excluding shares to be issued for equity awards held by WRECO employees that are being assumed by TRI Pointe in connection with the Transactions. Because TRI Pointe will be a significantly larger company and have significantly more shares of its common stock outstanding after the consummation of the Transactions, an acquisition of TRI Pointe may become more expensive. As a result, some companies may not seek to acquire TRI Pointe, and the reduction in potential parties that may seek to acquire TRI Pointe could negatively impact the prices at which TRI Pointe common stock trades.

Tendering Weyerhaeuser shareholders may receive a reduced premium or may not receive any premium in the exchange offer.

This exchange offer is designed to permit you to exchange your Weyerhaeuser common shares for a number of WRECO common shares that corresponds to a     % discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. However, the exchange ratio is subject to an upper limit, as discussed in “This Exchange Offer—Upper Limit”. If the upper limit is in effect, Weyerhaeuser common shares will be exchanged for a number of WRECO common shares that corresponds to less, and possibly much less, than a     % discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. Subject to the upper limit, for each $1.00 of Weyerhaeuser common shares accepted in this exchange offer, you will ultimately receive $         of fully paid and non-assessable shares of TRI Pointe common stock as a result of this exchange offer and the Merger. If the upper limit is in effect, you will ultimately receive less than $         of TRI Pointe common stock for each $1.00 of Weyerhaeuser common shares that is accepted in this exchange offer, and you could receive much less.

The calculated per-share value of Weyerhaeuser common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of Weyerhaeuser common shares on the NYSE on each of the Valuation Dates. The calculated per-share value of WRECO common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger). The calculated per-share value of TRI Pointe common stock for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of shares of TRI Pointe common stock on the NYSE on each of the Valuation Dates. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and its determination will be final.

Because of the limit on the number of WRECO common shares you may receive in this exchange offer, if there is a drop of sufficient magnitude in the trading price of TRI Pointe common stock relative to the trading price of Weyerhaeuser common shares, or if there is an increase of sufficient magnitude in the trading price of Weyerhaeuser common shares relative to the trading price of TRI Pointe common stock, you may not ultimately receive $         of TRI Pointe common stock for each $1.00 of Weyerhaeuser common shares, and could receive much less.

For example, if the calculated per-share value of Weyerhaeuser common shares was $         (the highest closing price for Weyerhaeuser common shares on the NYSE during the three-month period prior to commencement of this exchange offer) and the calculated per-share value of WRECO common shares was $         (based on the lowest closing price for TRI Pointe common stock on the NYSE during that three-month period multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger)), the value of WRECO common shares, based on the TRI Pointe common stock price multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), received for Weyerhaeuser common shares accepted for exchange would be approximately $         for each $1.00 of Weyerhaeuser common shares accepted for exchange.

This exchange offer does not provide for a minimum exchange ratio. See “This Exchange Offer—Terms of this Exchange Offer”. If the upper limit on the number of WRECO common shares that can be received for each Weyerhaeuser common share tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date to permit shareholders to tender or withdraw their Weyerhaeuser common shares during those days. Any changes in the prices of Weyerhaeuser common shares or TRI Pointe common stock on those additional days of this exchange offer will not, however, affect the exchange ratio.

If the trading price of Weyerhaeuser common shares were to increase during the period of the Valuation Dates, the average Weyerhaeuser common share price used to calculate the exchange ratio would likely be lower than the closing price of Weyerhaeuser common shares on the expiration date of this exchange offer. As a result, you may receive fewer WRECO common shares, and therefore effectively fewer shares of TRI Pointe common stock, for each $1.00 of Weyerhaeuser common shares than you would have if that per-share value were calculated on the basis of the closing price of Weyerhaeuser common shares on the expiration date of this exchange offer. Similarly, if the trading price of TRI Pointe common stock were to decrease during the period of the Valuation Dates, the average TRI Pointe common stock price used to calculate the exchange ratio would likely be higher than the closing price of TRI Pointe common stock on the expiration date of this exchange offer. This could also result in you receiving fewer WRECO common shares, and therefore effectively fewer shares of TRI Pointe common stock, for each $1.00 of Weyerhaeuser common shares than you would otherwise receive if that per-share value were calculated on the basis of the closing price of TRI Pointe common stock on the expiration date of this exchange offer. See “This Exchange Offer—Terms of this Exchange Offer”.

In addition, there is no assurance that holders of Weyerhaeuser common shares that are exchanged for WRECO common shares in this exchange offer will be able to sell the shares of TRI Pointe common stock after the Merger at prices comparable to the calculated per-share value of WRECO common shares at the expiration date.

The trading prices of TRI Pointe common stock may not be an appropriate proxy for the prices of WRECO common shares.

The calculated per-share value for WRECO common shares is based on the trading prices for TRI Pointe common stock, which may not be an appropriate proxy for the prices of WRECO common shares. There is currently no trading market for WRECO common shares and no trading market will be established in the future. Weyerhaeuser believes, however, that the trading prices for TRI Pointe common stock are an appropriate proxy for the trading prices of WRECO common shares because (i) in the Merger each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock and (ii) at the Valuation Dates, it is expected that all the major conditions to the consummation of the Merger will have been satisfied and the Merger will be expected to be consummated shortly, such that investors should be expected to be valuing TRI Pointe common stock based on the expected value of the TRI Pointe common stock after the consummation of the Merger. There can be no assurance, however, that TRI Pointe common stock after the consummation of the Merger will trade at the same prices at which TRI Pointe common stock trades prior to the consummation of the Merger. In addition, it is possible that the trading prices of TRI Pointe common stock prior to the consummation of the Merger will not fully reflect the anticipated value of common stock of TRI Pointe after the consummation of the Merger. For example, trading prices of TRI Pointe common stock on the Valuation Dates could reflect some uncertainty as to the timing or consummation of the Merger or could reflect trading activity by investors seeking to profit from market arbitrage.

Following the conversion of WRECO common shares into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger, the former holders of WRECO common shares may experience a delay prior to receiving their shares of TRI Pointe common stock or their cash in lieu of fractional shares, if any.

Following the conversion of WRECO common shares into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock per WRECO common share, the former holders of WRECO common shares will receive their shares of TRI Pointe common stock or their cash in lieu of fractional shares, if any, only upon surrender of all necessary documents, duly executed, to the transfer agent. Until the distribution of the shares of TRI Pointe common stock to a particular shareholder has been completed, that shareholder will not be able to sell its shares of TRI Pointe common stock. Consequently, if the market price for TRI Pointe common stock decreases during the period before the distribution of the shares of TRI Pointe common stock to that shareholder, that shareholder will not be able to stop losses by selling the shares of TRI Pointe common stock. Similarly, until the distribution of cash in lieu of fractional shares to a particular shareholder has been made, that shareholder will not be able to invest the cash, and it will not receive interest payments for any delay.

Risks Related to TRI Pointe’s Industry and Business, Including the Real Estate Business, After the Transactions

Unless otherwise stated, the following risk factors apply to TRI Pointe’s business as currently conducted and, following the consummation of the Transactions, will continue to apply to TRI Pointe’s business, including the Real Estate Business, on a going forward basis.

TRI Pointe’s long-term growth depends upon its ability to successfully identify and acquire desirable land parcels for residential buildout, which may become limited due to a variety of factors.

The future growth of TRI Pointe, including the Real Estate Business after consummation of the Transactions, depends upon its ability to successfully identify and acquire at reasonable prices attractive land parcels for development of single-family homes, either by itself or by third parties. Its ability to acquire land parcels for new single-family homes may be adversely affected by changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning and other market conditions. If the supply of land parcels appropriate for development of single-family homes is limited because of these factors, or for any other reason, TRI Pointe’s ability to grow could be significantly limited, and its revenue and gross margin could decline. Increases in the price (or decreases in the availability) of suitable land and lots could adversely affect TRI Pointe’s profitability. Additionally, TRI Pointe’s ability to begin new projects could be impacted if it elects not to purchase land parcels under option contracts. To the extent that TRI Pointe is unable to purchase land parcels or enter into new contracts or options for the purchase of land parcels at reasonable prices, its revenue and results of operations could be negatively impacted.

The residential homebuilding and land development industry in the U.S. has recently undergone a significant downturn, and the likelihood of a continued recovery is uncertain in the current state of the economy.

The residential homebuilding and land development industry experienced substantial losses in connection with the recent downturn in the U.S. housing market. Although the housing market has begun to recover, TRI Pointe cannot predict whether and to what extent this recovery will continue or its timing. While some of the many negative factors that contributed to the housing downturn may have moderated, several remain, and they could return or intensify to inhibit any future improvement in housing market conditions. These negative factors include, but are not limited to:

•	weak general economic and employment growth that, among other things, restrains consumer incomes, consumer confidence and demand for homes;

•	elevated levels of mortgage loan delinquencies, defaults and foreclosures that could add to a “shadow inventory” of lender-owned homes or generate short sales activity at low “distressed” price levels;

•	a significant number of homeowners whose outstanding principal balance on their mortgage loan exceeds the market value of their home, which undermines their ability to sell their home and purchase another home that they otherwise might desire and be able to afford;

•	volatility and uncertainty in domestic and international financial, credit and consumer lending markets amid slow growth or recessionary conditions in various regions around the world; and

•	restrictive lending standards and practices for mortgage loans that limit consumers’ ability to qualify for mortgage financing to purchase a home, including increased minimum credit score requirements, increased credit risk/mortgage loan insurance premiums or other fees, increased required down payment amounts, more conservative appraisals, higher loan-to-value ratios and extensive buyer income and asset documentation requirements.

Additional headwinds may come from the efforts and proposals of lawmakers to reduce the debt of the federal government through tax increases or spending cuts, and the reactions of financial markets and businesses to those efforts and proposals, which could impair economic growth. In the event that these economic, business and legislative trends continue, TRI Pointe could experience declines in the market value of its existing and future inventory and demand for its existing and future homes, which could materially and adversely affect its business, liquidity, financial condition and results of operations. Moreover, because TRI Pointe will obtain a significant amount of homebuilding and land development assets in the Transactions, its exposure to these risks will materially increase.

The health of the residential homebuilding industry can be significantly affected by “shadow inventory” levels. “Shadow inventory” refers to lender-owned homes that have not yet been listed for sale, but may be sold at low “distressed” prices in competition with new and other resale homes. Shadow inventory levels can increase when lenders list foreclosed or forfeited properties on a gradual basis, or delay the foreclosure process because of regulations and foreclosure moratoriums or additional costs and resources required to process and sell foreclosed properties, or to avoid further depressing housing prices by listing many distressed properties at the same time. A significant shadow inventory in TRI Pointe’s markets could materially and adversely impact prices and demand for TRI Pointe’s existing and future homes, which could materially and adversely affect its business, liquidity, financial condition and results of operations.

In addition, an important segment of TRI Pointe’s customer base consists of “move-up” buyers who often purchase homes subject to contingencies related to the sale of their existing homes. The difficulties facing these buyers in selling their homes during recessionary periods may materially and adversely affect TRI Pointe’s sales. Moreover, during such periods, TRI Pointe may need to reduce its home prices and offer greater incentives to buyers to compete for sales that may result in reduced margins.

The homebuilding industry is highly competitive, and if TRI Pointe’s competitors are more successful or offer better value to TRI Pointe’s customers, its business could decline.

TRI Pointe operates in a very competitive environment that is characterized by competition from a number of other homebuilders and land developers in each market in which it currently operates and expects to operate following the consummation of the Transactions. There are relatively low barriers to entry into TRI Pointe’s business. TRI Pointe competes with numerous large national and regional homebuilding companies and with smaller local homebuilders and land developers for, among other things, homebuyers, desirable land parcels, financing, raw materials and skilled management and labor resources. If TRI Pointe is unable to compete effectively in its current and expected markets, its business could decline disproportionately to the businesses of its competitors and its financial condition and results of operations could be materially and adversely affected.

Increased competition could hurt TRI Pointe’s business, as it could prevent TRI Pointe from acquiring attractive land parcels on which to build homes or make such acquisitions more expensive, hinder its market share expansion and cause it to increase its selling incentives and reduce its prices. Additionally, an oversupply of homes available for sale or a discounting of home prices could materially and adversely affect pricing for homes in the markets in which TRI Pointe currently operates and expects to operate following the consummation of the Transactions. Oversupply and price discounting have periodically materially and adversely affected some of these markets, and it is possible that TRI Pointe’s current and expected markets will be materially and adversely affected by these factors in the future.

TRI Pointe also competes with the resale, or “previously owned,” home market, the size of which has increased significantly due to the large number of homes that have been foreclosed on, that could be foreclosed on due to the recent economic downturn or that could be offered for sale due to other reasons.

TRI Pointe may be at a competitive disadvantage with respect to larger competitors whose operations are more geographically diversified than TRI Pointe’s, as these competitors may be better able to withstand any future regional downturn in the housing market. Due to historical and other factors, some competitors may have a competitive advantage in marketing their products, securing materials and labor at lower prices and allowing their homes to be delivered to customers more quickly and at more favorable prices. This competitive advantage could materially and adversely reduce TRI Pointe’s market share and limit its ability to continue to expand its business as planned.

TRI Pointe’s business is cyclical and subject to risks associated with the real estate industry, and adverse changes in general economic or business conditions could reduce the demand for homes and materially and adversely affect TRI Pointe.

The residential homebuilding and land development industry is cyclical and is substantially affected by adverse changes in general economic or business conditions that are outside of TRI Pointe’s control, including changes in:

•	short-and long-term interest rates;

•	the availability and cost of financing for real estate industry participants, including financing for acquisitions, construction and permanent mortgages;

•	unanticipated increases in expenses, including, without limitation, insurance costs, labor and materials costs, development costs, real estate assessments and other taxes and costs of compliance with laws, regulations and governmental policies;

•	changes in enforcement of laws, regulations and governmental policies, including, without limitation, health, safety, environmental, labor, employment, zoning and tax laws, governmental fiscal policies and the Americans with Disabilities Act of 1990;

•	consumer confidence generally and the confidence of potential homebuyers, retail tenants and others in the real estate industry in particular;

•	financial conditions of buyers and sellers of properties, particularly residential homes and land suitable for development of residential homes;

•	the ability of existing homeowners to sell their existing homes at prices that are acceptable to them;

•	the U.S. and global financial systems and credit markets, including stock market and credit market volatility;

•	private and federal mortgage financing programs and federal and state regulation of lending practices;

•	the cost of construction, labor and materials;

•	federal and state income tax provisions, including provisions for the deduction of mortgage interest payments and capital gain tax rates;

•	housing demand from population growth, household formation and demographic changes (including immigration levels and trends in urban and suburban migration);

•	the supply of available new or existing homes and other housing alternatives, such as condominiums, apartments and other residential rental property;

•	competition from other real estate investors with significant capital, including other real estate operating companies and developers and institutional investment funds;

•	employment levels and job and personal income growth and household debt-to-income levels;

•	the rate of inflation;

•	real estate taxes; and

•	the supply of and demand for developable land in TRI Pointe’s current and expected markets.

Adverse changes in these or other general economic or business conditions may affect TRI Pointe’s business nationally or in particular regions or localities. During the recent economic downturn, unfavorable changes in many of the above factors negatively affected the markets TRI Pointe serves or expects to serve following the consummation of the Transactions. Economic conditions in all of TRI Pointe’s current and expected markets continue to be characterized by levels of uncertainty. Any deterioration in economic conditions or continuation of uncertain economic conditions could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations. Moreover, TRI Pointe will obtain a significant amount of additional homebuilding and land development assets in both its current markets and in the markets in which WRECO has operations in the Transactions, which will materially increase its exposure to these risks.

Adverse changes in economic or business conditions can cause increased home order cancellation rates, diminished demand and prices for TRI Pointe’s existing and future homes, and diminished value of its existing and future real estate investments. These changes can also cause TRI Pointe to take longer to build homes and make it more costly for TRI Pointe to do so. TRI Pointe may not be able to recover any of the increased costs by raising prices because of weak market conditions and increasing pricing pressure. Additionally, the price of each home TRI Pointe sells is usually set several months before the home is delivered, as many customers sign their home purchase contracts before or early in the construction process. The potential difficulties described above could impact TRI Pointe’s customers’ ability to obtain suitable financing and cause some homebuyers to cancel or refuse to honor their home purchase contracts altogether.

The geographic concentration of TRI Pointe’s existing and future operations in certain regions subjects it to an increased risk of loss of revenue or decreases in the market value of its existing and future land and homes in those regions from factors which may affect any of those regions.

TRI Pointe’s business strategy is currently focused on the design, construction and sale of innovative single-family detached and attached homes in planned communities in major metropolitan areas in Southern and Northern California and Colorado. WRECO currently has operations in Arizona, California, Maryland, Nevada, Texas, Virginia and Washington State, and TRI Pointe expects to continue to operate in these regions following the consummation of the Transactions. Some or all of these regions could be affected by:

•	severe weather;

•	natural disasters (such as earthquakes or fires);

•	shortages in the availability of, or increased costs in obtaining, land, equipment, labor or building supplies;

•	changes to the population growth rates and therefore the demand for homes in these regions; and

•	changes in the regulatory and fiscal environment.

For the year ended December 31, 2012, TRI Pointe generated all of its revenues from its California real estate inventory. During the downturn from 2007 to 2010, land values, the demand for new homes and home prices declined substantially in California. In addition, California is experiencing severe budget shortfalls and is considering raising taxes and increasing fees to offset the deficit. If these conditions in California persist or worsen, it could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations. Additionally, if the current, relatively weak demand for new homes in California continues or worsens, home prices could stagnate or continue to decline, which could materially and adversely affect TRI Pointe. Moreover, because TRI Pointe will obtain a significant amount of additional homebuilding and land development assets in California in the Transactions, its exposure to these risks will materially increase.

Because TRI Pointe’s and WRECO’s operations are concentrated in certain geographical regions, negative factors affecting one or a number of these geographic regions could materially and adversely affect their business, liquidity, financial condition and results of operations, and could have a disproportionately greater impact on it than other homebuilders with more diversified operations.

Risks associated with TRI Pointe’s land inventory could materially and adversely affect its business, financial condition and results of operations.

TRI Pointe acquires land for expansion into new markets and for replacement of land inventory and expansion within TRI Pointe’s current markets. Risks inherent in controlling or purchasing, holding and developing land parcels for new home construction are substantial and increase as demand for consumer housing decreases. Moreover, the market value of TRI Pointe’s existing and future land and housing inventories depends on market conditions and may decline after purchase, and the measures TRI Pointe employs to manage inventory risk may not be adequate to insulate its operations from a severe drop in inventory values. In addition, inventory carrying costs can be significant and can result in reduced margins or losses in a poorly performing community or market. TRI Pointe and WRECO may have bought and developed, or acquired options on, land at a cost that TRI Pointe will not be able to recover fully or on which TRI Pointe cannot build and sell homes profitably. When market conditions are such that land values are not appreciating, existing option agreements may become less desirable, at which time TRI Pointe may elect to forfeit deposits and pre-acquisition costs and terminate the agreements. Moreover, because TRI Pointe will obtain a significant amount of land inventory and option agreements in the Transactions, its exposure to these risks will materially increase.

The valuation of real property is inherently subjective and based on the individual characteristics of each property. Factors such as changes in regulatory requirements and applicable laws (including in relation to land development and building regulations, taxation and planning), political conditions, environmental conditions and requirements, the condition of financial markets, both local and national economic conditions, the financial condition of customers, potentially adverse tax consequences, and interest and inflation rate fluctuations subject valuations of real property to uncertainty. Moreover, all valuations of real property are made on the basis of assumptions that may not prove to accurately reflect economic or demographic conditions. If housing demand decreases below what TRI Pointe and WRECO anticipated when they acquired their inventories, TRI Pointe’s profitability following the consummation of the Transactions may be materially and adversely affected and it may not be able to recover its costs when it builds and sells houses, land and lots.

The U.S. housing markets experienced dynamic demand and supply patterns in recent years due to volatile economic conditions, including increased amounts of home and land inventory that entered certain housing markets from foreclosure sales or short sales. In certain periods of market weakness, WRECO has sold homes and land for lower margins or at a loss and has recognized significant inventory impairment charges, and such conditions may recur. Write-downs and impairments have had an adverse effect on the businesses of WRECO and its financial condition and results of operations. TRI Pointe and WRECO review the value of their land holdings on a periodic basis. Further material write-downs and impairments in the value of inventory may be required, and TRI Pointe may sell land or homes at a loss, which could materially and adversely affect its business, financial condition and results of operations.

Real estate investments are relatively difficult to sell quickly. As a result, TRI Pointe’s ability to sell promptly one or more properties in response to changing economic, financial and investment conditions is limited and TRI Pointe may be forced to hold non-income producing assets for an extended period of time. TRI Pointe cannot predict whether it will be able to sell any property for the price or on the terms that it sets or whether any price or other terms offered by a prospective purchaser would be acceptable to it.

Because TRI Pointe will obtain a significant amount of additional land inventory in the Transactions, its exposure to these risks will materially increase.

Adverse weather and natural disasters may increase costs, cause project delays and reduce consumer demand for housing, all of which could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

As a homebuilder and land developer, TRI Pointe is subject to the risks associated with numerous weather-related events and natural disasters, many of which are beyond its control. These weather-related events and natural disasters include, but are not limited to, droughts, floods, wildfires, landslides, soil subsidence, hurricanes, tornadoes and earthquakes. The occurrence of any of these events could damage TRI Pointe’s existing and future land parcels and projects, cause delays in, or prevent, completion of its existing and future projects, reduce consumer demand for housing, and cause shortages and price increases in labor or raw materials, any of which could materially and adversely affect TRI Pointe’s sales and profitability. TRI Pointe’s current markets are primarily in Southern and Northern California, which have historically experienced significant earthquake activity and seasonal wildfires. Its markets in Colorado have also experienced seasonal wildfires, floods and soil subsidence. Additionally, TRI Pointe expects to operate in WRECO’s current markets following the consummation of the Transactions, which will materially increase TRI Pointe’s exposure to these risks, particularly in Southern California, where WRECO has a significant presence. In addition, WRECO’s Washington market has historically experienced significant earthquake, volcanic and seismic activity and its Texas market occasionally experiences extreme weather conditions such as tornadoes and/or hurricanes.

In addition to directly damaging TRI Pointe’s existing and future land or projects, earthquakes, hurricanes, tornadoes, volcanoes, floods, wildfires or other natural events could damage roads and highways providing access to those assets or affect the desirability of TRI Pointe’s existing and future land or projects, thereby materially and adversely affecting its ability to market homes or sell land in those areas and possibly increasing the cost to complete construction of its homes.

TRI Pointe may not be able to purchase insurance coverage for risks of loss associated with certain natural disasters and other losses. For example, losses associated with landslides, earthquakes and other geologic events may not be insurable. A sizeable uninsured loss could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

Utility shortages or price increases could have an adverse impact on operations.

Some of TRI Pointe’s existing markets, and some of WRECO’s existing markets in which TRI Pointe expects to operate following the consummation of the Transactions, have experienced power shortages, including mandatory periods without electrical power, as well as significant increases in utility costs. Additionally, municipalities may restrict or place moratoriums on the availability of utilities, such as water and sewer taps. TRI Pointe may incur additional costs and may not be able to complete construction on a timely basis if such utility shortages, restrictions, moratoriums and rate increases continue. In addition, these utility issues may adversely affect the local economies in which TRI Pointe currently operates or expects to operate following the consummation of the Transactions, which may reduce demand for housing in those markets. TRI Pointe’s results of operations may be materially and adversely impacted if further utility shortages, restrictions, moratoriums or rate increases occur in its current and expected markets.

Government regulations and legal challenges may delay the start or completion of TRI Pointe’s existing and future communities, increase its expenses or limit its building or other activities, which could materially and adversely affect its results of operations.

The approval of numerous governmental authorities must be obtained in connection with TRI Pointe’s development activities, and these governmental authorities often have broad discretion in exercising their approval authority. TRI Pointe incurs substantial costs related to compliance with legal and regulatory requirements, and because it will obtain a significant amount of additional homebuilding and land development assets in the Transactions, its costs related to compliance with legal and regulatory requirements will materially increase. Moreover, any increase in legal and regulatory requirements may cause TRI Pointe to incur substantial additional costs, or in some cases cause it to determine that certain property is not feasible for development.

Various federal, state and local statutes, ordinances, rules and regulations concerning building, health and safety, environment, land use, zoning, density requirements, sales and similar matters apply to or affect the housing industry. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. TRI Pointe may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future. Local governments also have broad discretion regarding the imposition of development fees and exactions for projects in their jurisdiction. Projects for which TRI Pointe and WRECO have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen environmental, health, safety and welfare issues, which can further delay these projects or prevent their development. TRI Pointe may also be required to modify its existing approvals or WRECO’s existing approvals after the consummation of the Transactions because of changes in local circumstances or applicable law. Further, TRI Pointe may experience delays and increased expenses as a result of legal challenges to its proposed communities or WRECO’s proposed communities after the consummation of the Transactions, or to permits or approvals required for such communities, whether brought by governmental authorities or private parties. As a result, home sales could decline and costs could increase, which could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations. Moreover, because TRI Pointe will obtain a significant amount of homebuilding and land development assets in the Transactions, its exposure to these risks will materially increase.

TRI Pointe is subject to environmental laws and regulations that may impose significant costs, delays, restrictions or liabilities.

TRI Pointe and WRECO are subject to a variety of local, state and federal statutes, rules and regulations concerning land use and the protection of health and the environment, including those governing discharge of pollutants to water and air, impact on wetlands, protection of flora and fauna, handling of or exposure to hazardous materials, including asbestos, and cleanup of contaminated sites. TRI Pointe may be liable for the costs of removal, investigation, mitigation or remediation of hazardous or toxic substances located at any property currently or formerly owned, leased or occupied by TRI Pointe or, following the consummation of the Transactions, WRECO, or at third-party sites to which it or WRECO has sent or sends wastes for disposal, whether or not it or WRECO caused or knew of such conditions. These conditions can also give rise to claims by governmental authorities or other third parties, including for personal injury, property damage and natural resources damages. Insurance coverage for such claims is nonexistent or impractical. The presence of any of these conditions, or the failure to address any of these conditions properly, or any significant environmental incident, may materially and adversely affect TRI Pointe’s ability to develop its properties or sell its existing and future homes, lots or land in affected communities or to borrow using the affected land as security, or impact TRI Pointe’s reputation. Environmental impacts have been identified at certain active WRECO and TRI Pointe communities, some of which will need to be addressed prior to or during development. TRI Pointe could incur substantial costs in excess of amounts budgeted by WRECO or TRI Pointe to address such impacts or other environmental or hazardous material conditions that may be discovered in the future at WRECO’s properties or at other TRI Pointe properties. Any failure to adequately address such impacts or conditions could delay, impede or prevent its development projects.

The particular impact and requirements of environmental laws and regulations that apply to any given community vary greatly according to the community location, the site’s environmental conditions and the development and use of the site. Any failure to comply with such requirements could subject TRI Pointe to fines, penalties, third-party claims or other sanctions. TRI Pointe expects that these environmental requirements will become increasingly stringent in the future. Compliance with, or liability under, these environmental laws and regulations may result in delays, cause TRI Pointe to incur substantial compliance and other costs and prohibit or severely restrict development, particularly in environmentally sensitive areas. In those cases where an endangered or threatened species is involved and related agency rule-making and litigation are ongoing, the outcome of such rule-making and litigation can be unpredictable and can result in unplanned or unforeseeable restrictions on, or the prohibition of, development and building activity in identified environmentally sensitive areas. In addition, project opponents can delay or impede development activities by bringing challenges to the permits and other approvals required for projects and operations under environmental laws and regulations.

As a result, TRI Pointe cannot assure you that its costs, obligations and liabilities relating to environmental matters will not materially and adversely affect its business, liquidity, financial condition and results of operations.

A major health and safety incident relating to TRI Pointe’s business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous, and operating in the homebuilding and land development industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of TRI Pointe’s projects, which will increase substantially following the consummation of the Transactions, health and safety performance is critical to the success of all areas of TRI Pointe’s business.

Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements or litigation, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on TRI Pointe’s reputation, its relationships with relevant regulatory agencies, governmental authorities and local communities, and its ability to win new business, which in turn could materially and adversely affect its business, liquidity, financial condition and results of operations.

Changes in global or regional climate conditions and governmental actions in response to such changes may adversely affect TRI Pointe by increasing the costs of or restricting its planned or future growth activities.

Projected climate change, if it occurs, may exacerbate the scarcity or presence of water and other natural resources in affected regions, which could limit, prevent or increase the costs of residential development in certain areas. In addition, there is a variety of new legislation being enacted, or considered for enactment, at the federal, state and local level relating to energy and climate change, and as climate change concerns continue to grow, legislation and regulations of this nature are expected to continue. This legislation relates to items such as carbon dioxide emissions control and building codes that impose energy efficiency standards. Government mandates, standards or regulations intended to mitigate or reduce greenhouse gas emissions or projected climate change impacts could result in prohibitions or severe restrictions on land development in certain areas, increased energy and transportation costs, and increased compliance expenses and other financial obligations to meet permitting or land development- or home construction-related requirements that TRI Pointe may be unable to fully recover (due to market conditions or other factors), any of which could cause a reduction in TRI Pointe’s homebuilding gross margins and adversely affect its consolidated financial statements, potentially to a material degree. Energy-related initiatives could similarly affect a wide variety of companies throughout the United States and the world, and because TRI Pointe’s results of operations are heavily dependent on significant amounts of raw materials, these initiatives could have an indirect adverse impact on TRI Pointe’s results of operations and profitability to the extent the manufacturers and suppliers of its materials are burdened with expensive cap and trade or other climate related regulations.

As a result, climate change impacts, and laws and land development and home construction standards, and/or the manner in which they are interpreted or implemented, to address potential climate change concerns could increase TRI Pointe’s costs and have a long-term adverse impact on its business and consolidated financial statements. This is a particular concern in the western United States, which have instituted some of the most extensive and stringent environmental laws and residential building construction standards in the country. Moreover, because TRI Pointe will obtain a significant amount of additional homebuilding and land development assets, many of which are located in California and Washington, in the Transactions, its exposure to these risks will materially increase. For example, California has enacted the Global Warming Solutions Act of 2006 to achieve the goal of reducing greenhouse gas emissions to 1990 levels by 2020. As a result, California has adopted and is expected to continue to adopt significant regulations to meet this goal.

If TRI Pointe is unable to develop its communities successfully or within expected timeframes, its results of operations could be materially and adversely affected.

Before a community generates any revenue, time and material expenditures are required to acquire land, obtain development approvals and construct significant portions of project infrastructure, amenities, model homes and sales facilities. It can take several years from the time TRI Pointe acquires control of a property to the time it makes its first home sale on the site. TRI Pointe’s costs or the time required to complete development of its communities and the communities it will obtain from WRECO in the Transactions could increase beyond its estimates after commencing the development process. Delays in the development of communities expose TRI Pointe to the risk of changes in market conditions for homes. A decline in TRI Pointe’s ability to successfully develop and market its communities and the communities it will obtain from WRECO in the Transactions and to generate positive cash flow from these operations in a timely manner could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations and on its ability to service its debt and to meet its working capital requirements.

Poor relations with the residents of TRI Pointe’s communities could negatively impact sales, which could cause its revenues or results of operations to decline.

Residents of communities developed by TRI Pointe and WRECO rely on TRI Pointe and WRECO to resolve issues or disputes that may arise in connection with the operation or development of their communities. Efforts made by TRI Pointe to resolve these issues or disputes could be deemed unsatisfactory by the affected residents, and subsequent actions by these residents could materially and adversely affect sales or TRI Pointe’s reputation. In addition, TRI Pointe could be required to make material expenditures related to the settlement of such issues or disputes or to modify its community development plans, which could materially and adversely affect its results of operations.

Homebuilding is subject to products liability, home warranty and construction defect claims and other litigation in the ordinary course of business that can be significant and may not be covered by insurance.

As homebuilders, TRI Pointe and WRECO are currently subject to home warranty, products liability and construction defect claims arising in the ordinary course of business, in addition to other potentially significant lawsuits, arbitration proceedings and other claims, including breach of contract claims, contractual disputes, personal injury claims and disputes relating to defective title or property misdescription. In connection with the Transactions, TRI Pointe will assume responsibility for a substantial amount of WRECO’s pending and potential lawsuits, arbitration proceedings and other claims, as well as any future claims relating to WRECO.

There can be no assurance that any current or future developments undertaken by TRI Pointe, or to be obtained by TRI Pointe in the Transactions, will be free from defects once completed. Construction defects may occur on projects and developments and may arise during a significant period of time after completion. Defects arising on a development attributable to TRI Pointe or WRECO may lead to significant contractual or other liabilities. For these and other reasons, TRI Pointe and WRECO establish warranty, claim and litigation reserves that they believe are adequate based on historical experience in the markets in which they operate and judgment of the risks associated with the types of homes, lots and land they sell. TRI Pointe and WRECO also obtain indemnities and insurance as an “additional insured” from contractors and subcontractors generally covering claims related to damages resulting from faulty workmanship and materials. WRECO also has adopted an Owner Controlled Insurance Plan (“OCIP”) in California and Nevada for general liability exposures of itself and certain contractors. Under the OCIP, contractors and subcontractors are effectively insured by an insurance program sponsored by WRECO. WRECO has assigned risk retentions and bid deductions to its contractors and subcontractors based on their risk category. These deductions are used to fund future liabilities. TRI Pointe expects to continue WRECO’s practices following the consummation of the Transactions in addition to maintaining general liability insurance and generally seeking to require its subcontractors and design professionals to indemnify it for some portion of the liabilities arising from their work.

With respect to certain general liability exposures, including construction defects and related claims and product liability claims, interpretation of underlying current and future trends, assessment of claims and the related liability and reserve estimation process require TRI Pointe and WRECO to exercise significant judgment due to the complex nature of these exposures, with each exposure often exhibiting unique circumstances. Furthermore, once claims are asserted for construction defects, it is difficult to determine the extent to which the assertion of these claims will expand geographically. Plaintiffs may seek to consolidate multiple parties in one lawsuit or seek class action status in some of these legal proceedings with potential class sizes that vary from case to case. Consolidated and class action lawsuits can be costly to defend and, if TRI Pointe or WRECO were to lose any consolidated or certified class action suit, it could result in substantial liability.

In addition to difficulties with respect to claim assessment and liability and reserve estimation, some types of claims may not be covered by insurance or may exceed applicable coverage limits. Furthermore, contractual indemnities with contractors and subcontractors can be difficult to enforce, and TRI Pointe and WRECO may also be responsible for applicable self-insured retentions with respect to certain of their insurance policies. This is particularly true in TRI Pointe’s markets where it includes its subcontractors on its general liability insurance and its ability to seek indemnity for insured claims is significantly limited. Additionally, the coverage offered by and the availability of WRECO’s products and completed operations excess liability insurance for construction defects is currently limited and costly. This coverage, and any similar coverage that TRI Pointe may obtain following the consummation of the Transactions, may be further restricted or become more costly in the future. Furthermore, any product liability or warranty claims made against TRI Pointe or WRECO, whether or not they are viable, may lead to negative publicity, which could impact TRI Pointe’s reputation and future home sales.

TRI Pointe also currently conducts a substantial portion of its business in California, one of the most highly regulated and litigious jurisdictions in the United States, which imposes a ten year, strict liability tail on many construction liability claims. As a result, its potential losses and expenses due to litigation, new laws and regulations may be greater than those of its competitors who have smaller California operations. Moreover, because TRI Pointe will obtain a significant amount of additional homebuilding and land development assets in California in the Transactions, its exposure to these risks will materially increase.

For these reasons, although TRI Pointe and WRECO actively manage their claims and litigation and actively monitor their reserves and insurance coverage, because of the uncertainties inherent in these matters, TRI Pointe and WRECO cannot provide assurance that their insurance coverage, indemnity arrangements and reserves will be adequate to cover liability for any damages, the cost of repairs and litigation, or any other related expenses surrounding the current claims to which they are subject or any future claims that may arise. Such damages and expenses, to the extent that they are not covered by insurance or redress against contractors and subcontractors, could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

TRI Pointe may suffer uninsured losses or suffer material losses in excess of insurance limits with respect to its existing and future property.

TRI Pointe could suffer physical damage to its existing and future property resulting in losses that may not be fully compensated by insurance. Should an uninsured loss or a loss in excess of insured limits occur with respect to TRI Pointe’s current or future property, TRI Pointe could sustain financial loss or lose capital invested in the affected property as well as anticipated future income from that property. In addition, TRI Pointe could be liable to repair damage or pay costs that are uninsured or subject to deductibles. It may also be liable for any debt or other financial obligations related to affected property. Material losses or liabilities in excess of insurance proceeds may occur in the future, which could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

An inability to obtain additional performance, payment and completion surety bonds and letters of credit could limit TRI Pointe’s future growth.

TRI Pointe and WRECO are often required by local jurisdictions to provide performance, payment and completion surety bonds or letters of credit to secure the completion of their construction contracts, development agreements and other arrangements. To date, TRI Pointe and WRECO have obtained facilities to provide the required volume of performance, payment and completion surety bonds and letters of credit for their expected growth. WRECO’s facilities will be transferred with WRECO in the Transactions, and TRI Pointe will either (i) assume or replace Weyerhaeuser’s guaranty and indemnification obligations under those facilities or (ii) to the extent that Weyerhaeuser’s obligations cannot be assumed or replaced by TRI Pointe, indemnify Weyerhaeuser for any payments it may be required to make in respect of any obligations that are not assumed or replaced. However, future requirements and future growth may require additional facilities, which, following the consummation of the Transactions, will need to be obtained by TRI Pointe. TRI Pointe may also be required to replace, renew or amend its or WRECO’s existing facilities. TRI Pointe’s ability to obtain additional performance, payment and completion surety bonds and letters of credit will primarily depend on its and WRECO’s capitalization, working capital, past performance, management expertise and certain external factors, including the capacity of the markets for such bonds. Performance, payment and completion surety bond and letter of credit providers will consider these factors in addition to TRI Pointe’s and WRECO’s past performance and claims records and provider-specific underwriting standards, which may change from time to time. In recent years various surety providers have significantly reduced bonding capacities made available to the homebuilding industry.

If TRI Pointe’s and WRECO’s performance records or their providers’ requirements or policies change, if TRI Pointe or WRECO cannot obtain the necessary consent from their lenders, or if the market’s capacity to provide performance, payment and completion bonds or letters of credit is not sufficient for growth and TRI Pointe is unable to renew or amend its or WRECO’s existing facilities on favorable terms or at all, TRI Pointe could be unable to obtain alternative or additional performance, payment and completion surety bonds or letters of credit from other sources when required, which could materially and adversely affect its business.

If homebuyers are not able to obtain suitable financing, TRI Pointe’s results of operations may decline.

A substantial majority of TRI Pointe’s and WRECO’s homebuyers finance their home purchases through lenders that provide mortgage financing, and many must sell their existing homes in order to buy a new home. The availability of mortgage credit remains constrained in the United States due to lower property valuations, various regulatory changes and lower risk appetite of lenders. Many lenders require increased levels of financial qualification and larger deposits and lend lower multiples of income. First-time and move-up homebuyers are generally more affected by the availability of financing than other potential homebuyers. These homebuyers are a key source of demand for TRI Pointe and WRECO. Therefore, limited availability of home mortgage financing to these homebuyers may adversely affect the volume of TRI Pointe’s current and future home sales and the prices it achieves.

During the last six years, the mortgage lending industry in the United States has experienced significant instability, beginning with increased defaults on subprime and other nonconforming loans and compounded by expectations of increasing interest payment requirements and further defaults. These factors caused a decline in the market value of many mortgage loans and related securities. In light of these developments, lenders, investors, regulators and others questioned the adequacy of lending standards and other credit requirements for several loan products and programs offered in recent years. Credit requirements have tightened, indemnity claims for mortgages have increased and investor demand for mortgage loans and mortgage-backed securities has declined. The deterioration in credit quality among subprime and other nonconforming loans has caused most lenders to eliminate subprime mortgages and most other loan products that do not conform to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”), Federal Housing Administration (the “FHA”) or Veterans Administration (the “VA”) standards. Fewer loan products, tighter loan qualifications and a reduced willingness of lenders to make loans may continue to make it more difficult for certain potential homebuyers to finance the purchase of a new home or the purchase of an existing home from a potential “move-up” homebuyer. These factors may reduce the pool of qualified homebuyers and make it more difficult to sell to the first-time and move-up homebuyers who have historically comprised, and following the consummation of the Transactions are expected to continue to comprise, a substantial portion of TRI Pointe’s and WRECO’s customers. Reductions in demand resulting from the lack of affordability or availability of financing to prospective purchasers may adversely affect TRI Pointe’s business and financial results, and the duration and severity of these effects arising from the most recent economic downturn remain uncertain.

Interest rate increases or changes in federal lending programs or other regulations could lower demand for TRI Pointe’s existing and future homes, which could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

A substantial majority of TRI Pointe’s and WRECO’s homebuyers finance their purchases with mortgage financing. TRI Pointe expects that these homebuyers will continue to be a key source of demand for its homes following the consummation of the Transactions. The housing industry is currently benefiting from a low interest rate environment, which has enabled many homebuyers to obtain mortgage financing with relatively low interest rates as compared to long-term historical averages. While the timing of any increase in interest rates is uncertain, it is widely expected that such an increase will occur. Rising interest rates may lead to reduced demand for TRI Pointe’s existing and future homes and mortgage loans. Increased interest rates could also hinder TRI Pointe’s ability to realize its existing and future backlog because home purchase contracts typically provide customers with a financing contingency. Financing contingencies allow customers to cancel their home purchase contracts in the event that they cannot arrange for adequate financing. As a result, rising interest rates could cause TRI Pointe’s current and future home sales and mortgage originations to decrease, which could materially and adversely affect its business, liquidity, financial condition and results of operations.

In addition, as a result of the turbulence in the credit markets and mortgage finance industry, the federal government has taken on a significant role in supporting mortgage lending through its conservatorship of Fannie Mae and Freddie Mac, both of which purchase home mortgages and mortgage-backed securities originated by mortgage lenders, and its insurance of mortgages originated by lenders through the FHA and the VA. The availability and affordability of mortgage loans, including consumer interest rates for such loans, could be materially and adversely affected by a curtailment or cessation of the federal government’s mortgage-related programs or policies. The FHA may also continue to impose stricter loan qualification standards, raise minimum down payment requirements, impose higher mortgage insurance premiums and other costs, and/or limit the number of mortgages it insures. Due to growing federal budget deficits, the United States Treasury may not be able to continue supporting the mortgage-related activities of Fannie Mae, Freddie Mac, the FHA and the VA at present levels, or it may revise significantly the federal government’s participation in and support of the residential mortgage market. Because the availability of Fannie Mae, Freddie Mac, FHA- and VA-backed mortgage financing is an important factor in marketing and selling many of TRI Pointe’s homes, any limitations, restrictions or changes in the availability of such government-backed financing could reduce its current and future home sales, which could materially and adversely affect its business, liquidity, financial condition and results of operations.

Furthermore, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law. This legislation provides for a number of new requirements relating to residential mortgages and mortgage lending practices, many of which are to be developed further by implementing rules. These include, among others, minimum standards for mortgages and lender practices in making mortgages, limitations on certain fees and incentive arrangements, retention of credit risk and remedies for borrowers in foreclosure proceedings. The effect of these provisions on lending institutions will depend on the rules that are ultimately adopted. However, these requirements, as and when implemented, are expected to reduce the availability of loans to borrowers and/or increase the costs to borrowers to obtain such loans. Any reduction in loan availability could result in a decline of TRI Pointe’s current and future home sales, which could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

Expirations, amendments or changes to tax laws, incentives or credits currently available to homebuyers may negatively impact TRI Pointe’s business.

Changes in federal income tax laws may affect demand for new homes and land suitable for residential development. Current tax laws generally permit significant expenses associated with owning a home, primarily mortgage interest expense and real estate taxes, to be deducted for the purpose of calculating an individual’s federal, and in many cases, state, taxable income. Also, federal or state governments have in the past provided for substantial benefits in the form of tax credits for buyers of new or used homes. For example, from 2008 to April 2011, many homebuyers took advantage of the federal homebuyer tax credit. Various proposals have been publicly discussed to limit mortgage interest deductions and to limit the exclusion of gain from the sale of a principal residence. For instance, under the American Taxpayer Relief Act of 2012, which was signed into law in January 2013, the federal government enacted higher income tax rates and limits on the value of tax deductions for certain high-income individuals and households. If the federal government or a state government changes or further changes its income tax laws, as some lawmakers have proposed, by eliminating, limiting or substantially reducing these income tax benefits without offsetting provisions, the after-tax cost of owning a new home would increase for many of TRI Pointe’s and WRECO’s potential customers. Enactment of any such proposal could materially and adversely affect TRI Pointe and the homebuilding industry in general, as the loss or reduction of homeowner tax deductions could decrease the demand for new homes and land suitable for residential development.

Increases in TRI Pointe’s and WRECO’s cancellation rates could have a negative impact on TRI Pointe’s home sales revenue and homebuilding margins.

TRI Pointe’s and WRECO’s backlogs reflect homes that may close in future periods. TRI Pointe and WRECO have received a deposit from a homebuyer for each home reflected in their backlog, and generally they have the right, subject to certain exceptions, to retain the deposit if the homebuyer fails to comply with his or her obligations under the purchase contract, including as a result of state and local law, the homebuyer’s inability to sell his or her current home or the homebuyer’s inability to make additional deposits required under the purchase contract. Home order cancellations can result from a number of factors, including declines or slow appreciation in the market value of homes, increases in the supply of homes available to be purchased, increased competition and use of sales incentives by competitors, higher mortgage interest rates, homebuyers’ inability to sell their existing homes, homebuyers’ inability to obtain suitable mortgage financing, including providing sufficient down payments, and adverse changes in local, regional or national economic conditions. In these circumstances, homebuyers may terminate their existing home purchase contracts in order to negotiate for a lower price or because they cannot, or will not, complete the purchase. For the nine months ended September 30, 2013, WRECO’s cancellation rate was 14%, as compared to 15% for the nine months ended September 30, 2012, and for the year ended December 31, 2012, its cancellation rate was 15%, as compared to 16% for the year ended December 31, 2011. For the nine months ended September 30, 2013, TRI Pointe’s cancellation rate was 11%, as compared to 17% for the nine months ended September 30, 2012, and for the year ended December 31, 2012, its cancellation rate was 16%, as compared to 13% for the year ended December 31, 2011.

Cancellation rates may rise significantly in the future. If uncertain economic conditions continue, if mortgage financing becomes less available or if current homeowners find it difficult to sell their current homes, more homebuyers may cancel their purchase contracts. An increase in the level of home order cancellations could have a material and adverse impact on TRI Pointe’s business, liquidity, financial condition and results of operations.

In cases of cancellation, WRECO remarkets the home and usually retains any deposits it is permitted to retain. TRI Pointe also remarkets the home but typically returns the homebuyer’s escrow deposit (other than certain design-related deposits, which it retains). The retained deposits may not cover the additional costs involved in remarketing the home and carrying higher inventory, and as such significant numbers of cancellations could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

Any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and have a material and adverse impact on TRI Pointe’s business.

In the United States, the unemployment rate was 7.0% as of November 2013, according to the U.S. Bureau of Labor Statistics. People who are unemployed, underemployed or concerned about the loss of their jobs are less likely to purchase new homes, may be forced to try to sell the homes they own and may face difficulties in making required mortgage payments. Therefore, any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and have a material and adverse impact on TRI Pointe’s business both by reducing demand for its existing and future homes and by increasing the supply of homes for sale.

TRI Pointe uses leverage in executing its business strategy, which may materially and adversely affect its business, liquidity, financial condition and results of operations and prevent it from fulfilling its debt-related obligations.

TRI Pointe employs what it believes to be prudent levels of leverage to finance the acquisition and development of its lots and construction of its homes. TRI Pointe’s existing indebtedness is recourse to TRI Pointe and TRI Pointe anticipates that future indebtedness will likewise be recourse. At September 30, 2013, on a pro forma basis and after giving effect to the Transactions, including the incurrence of the New Debt by WRECO, the total principal amount of TRI Pointe’s debt was $1.0 billion.

TRI Pointe’s board of directors intends to consider a number of factors when evaluating its level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of such assets and the ability of the particular assets, and TRI Pointe as a whole, to generate cash flow to cover the expected debt service. As a means of sustaining its long-term financial health and limiting its exposure to unforeseen dislocations in the debt and financing markets, TRI Pointe currently expects to remain conservatively capitalized. However, the TRI Pointe Charter does not contain a limitation on the amount of debt it may incur, and TRI Pointe’s board of directors may change its target debt levels at any time without the approval of TRI Pointe stockholders.

Incurring substantial debt could subject TRI Pointe to many risks that, if realized, would materially and adversely affect its business and financial condition, including the risks that:

•	it may be more difficult for TRI Pointe to satisfy its obligations with respect to its debt or to its other creditors;

•	TRI Pointe’s cash flow from operations may be insufficient to make required payments of principal of and interest on its debt, which is likely to result in acceleration of its debt;

•	TRI Pointe’s debt may increase its vulnerability to adverse economic and industry conditions, including fluctuations in market interest rates, with no assurance that investment yields will increase with higher financing cost, particularly in the case of debt with a floating interest rate;

•	TRI Pointe’s debt may limit its ability to obtain additional financing to fund capital expenditures and acquisitions, particularly when the availability of financing in the capital markets is limited;

•	TRI Pointe may be required to dedicate a portion of its cash flow from operations to payments on its debt, thereby reducing funds available for operations and capital expenditures, future investment opportunities or other purposes;

•	in the case of secured indebtedness, TRI Pointe could lose its ownership interests in its land parcels or other assets because defaults thereunder may result in foreclosure actions initiated by lenders;

•	TRI Pointe’s debt may limit its ability to buy back its common stock or pay cash dividends;

•	TRI Pointe’s debt may limit its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates, thereby limiting its ability to compete with companies that are not as highly leveraged; and

•	the terms of any refinancing may not be as favorable as the terms of the debt being refinanced.

TRI Pointe cannot make any assurances that its business will generate sufficient cash flow from operations or that future borrowings will be available to it through capital markets financings or otherwise in an amount sufficient to enable it to service or refinance its indebtedness, or to fund its other liquidity needs. TRI Pointe may need to refinance all or a portion of its existing or future indebtedness on or before its maturity. TRI Pointe cannot make any assurances that it will be able to refinance any of its indebtedness on commercially reasonable terms or at all. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on the refinanced debt, increases in interest expense could materially and adversely affect TRI Pointe’s cash flows and results of operations. If TRI Pointe is unable to refinance its debt on acceptable terms, it may be forced to dispose of its assets on disadvantageous terms, potentially resulting in significant losses.

TRI Pointe may incur additional indebtedness in order to finance its operations or to repay existing indebtedness. If TRI Pointe cannot service its indebtedness, it will risk losing to foreclosure some or all of its assets that may be pledged to secure its obligations and it may have to take actions such as selling assets, seeking additional debt or equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. TRI Pointe cannot make any assurances that any such actions, if necessary, could be effected on commercially reasonable terms or at all, or on terms that would be advantageous to its stockholders or on terms that would not require it to breach the terms and conditions of its existing or future debt agreements. Additionally, unsecured debt agreements may contain specific cross-default provisions with respect to specified other indebtedness, giving the unsecured lenders the right to declare a default if TRI Pointe is in default under other loans in some circumstances. Defaults under TRI Pointe’s debt agreements could materially and adversely affect its business, liquidity, financial condition and results of operations.

TRI Pointe’s current financing arrangements contain, and its future financing arrangements likely will contain, restrictive covenants relating to its operations.

TRI Pointe’s current financing arrangements contain, and the financing arrangements it or WRECO may enter into in the future, including the New Debt, will likely contain, covenants affecting its ability to, among other things:

•	incur or guarantee additional indebtedness;

•	make certain investments;

•	reduce liquidity below certain levels;

•	pay dividends or make distributions on its capital stock;

•	sell assets, including capital stock of restricted subsidiaries;

•	agree to payment restrictions affecting its restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of its assets;

•	enter into transactions with its affiliates;

•	incur liens; and

•	designate any of its subsidiaries as unrestricted subsidiaries.

If TRI Pointe or WRECO fails to meet or satisfy any of these covenants in their debt agreements, it would be in default under these agreements, which could result in a cross-default under other debt agreements, and its lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their respective interests against existing collateral. A default also could significantly limit TRI Pointe’s financing alternatives, which could cause it to curtail its investment activities and/or dispose of assets when it otherwise would not choose to do so. If TRI Pointe or WRECO defaults on several of its debt agreements or any single significant debt agreement, it could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations. These and certain other restrictions could limit TRI Pointe’s ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict its activities or business plans.

TRI Pointe may require significant additional capital in the future and may not be able to secure adequate funds on acceptable terms.

The expansion and development of TRI Pointe’s business following the consummation of the Transactions may require significant additional capital, which it may be unable to obtain, to fund its operating expenses, including working capital needs.

TRI Pointe expects to meet its current capital requirements, and believes it will be able to meet its increased capital requirements following the consummation of the Transactions, with existing cash and cash equivalents, borrowings under the Revolving Credit Agreement or a new credit facility and cash flow from operations (including sales of its existing and future homes and land). However, TRI Pointe may fail to generate sufficient cash flow from the sales of its existing and future homes and land to meet its cash requirements. To a large extent, TRI Pointe’s cash flow generation ability is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond its control. Further, its capital requirements may vary materially from those currently planned if, for example, its revenues do not reach expected levels or it has to incur unforeseen capital expenditures and make investments to maintain its competitive position. If this is the case, TRI Pointe may need to refinance all or a portion of its debt on or before its maturity, or obtain additional equity or debt financing sooner than anticipated, which could materially and adversely affect its liquidity and financial condition if financing cannot be secured on reasonable terms. As a result, TRI Pointe may have to delay or abandon some or all of its development and expansion plans or otherwise forego market opportunities.

TRI Pointe’s access to additional third-party sources of financing will depend, in part, on:

•	general market conditions;

•	the market’s perception of its growth potential, including relative to other opportunities;

•	with respect to acquisition and/or development financing, the market’s perception of the value of the land parcels to be acquired and/or developed;

•	its current debt levels;

•	its current and expected future earnings;

•	its cash flow; and

•	the market price per share of its common stock.

Recently, domestic financial markets have experienced unusual volatility, uncertainty and a restricting of liquidity in both the investment grade debt and equity capital markets. Credit spreads for major sources of capital widened significantly during the United States credit crisis as investors demanded a higher risk premium. Given the current volatility and weakness in the capital and credit markets, potential lenders may be unwilling or unable to provide TRI Pointe with suitable financing or may charge TRI Pointe prohibitively high fees in order to obtain financing. Depending on market conditions at the relevant time, TRI Pointe may have to rely more heavily on additional equity financings or on less efficient forms of debt financing that require a larger portion of its cash flow from operations to service, thereby reducing funds available for its operations, future business opportunities and other purposes. Consequently, there is greater uncertainty regarding TRI Pointe’s ability to access the credit market in order to attract financing on reasonable terms. Investment returns on TRI Pointe’s assets and its ability to make acquisitions could be materially and adversely affected by its inability to secure additional financing on reasonable terms, if at all. Additionally, if TRI Pointe cannot obtain additional financing to fund the purchase of land under its option contracts or purchase contracts, it may incur contractual penalties and fees. Any difficulty in obtaining sufficient capital for planned development expenditures could also cause project delays and any such delay could result in cost increases. Any of the foregoing factors could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

Higher interest rates may materially and adversely affect TRI Pointe.

TRI Pointe employs what it believes to be prudent levels of leverage to finance the acquisition and development of its lots and construction of its homes. Certain of TRI Pointe’s existing debt has, and any additional debt it subsequently incurs may have, a floating rate of interest. Higher interest rates could increase debt service requirements on its existing floating rate debt and on any floating rate debt it may subsequently incur, and could reduce funds available for operations, future business opportunities or other purposes. If TRI Pointe needs to repay existing debt during periods of rising interest rates, it could be required to refinance its then-existing debt on unfavorable terms, or liquidate one or more of its assets to repay such debt at times which may not permit realization of the maximum return on such assets and could result in a loss. The occurrence of either or both of these events could materially and adversely affect TRI Pointe’s cash flows and results of operations.

Failure to hedge effectively against interest rate changes may materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

TRI Pointe may obtain one or more forms of interest rate protection—in the form of swap agreements, interest rate cap contracts or similar agreements—to hedge against the possible negative effects of interest rate fluctuations. However, TRI Pointe cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder. In addition, TRI Pointe may be subject to risks of default by hedging counterparties. Failure of TRI Pointe’s hedging mechanisms could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

Raw material shortages and price fluctuations could cause delays or increased costs in developing TRI Pointe’s existing and future communities or building homes, which could materially and adversely affect its business, liquidity, financial condition and results of operations.

TRI Pointe requires raw materials to build its homes. The residential construction industry experiences serious raw material shortages from time to time, including shortages in supplies of insulation, drywall, cement, steel, lumber and other building materials. These shortages can be more severe during periods of strong demand for housing or during periods following natural disasters that have a significant impact on existing residential and commercial structures. The cost of raw materials may also be materially and adversely affected during periods of shortage or high inflation. Shortages and price increases could cause delays in and increase TRI Pointe’s costs of home construction, which in turn could materially and adversely affect its business, liquidity, financial condition and results of operations. Because TRI Pointe will obtain a significant amount of additional homebuilding and land development assets in the Transactions, it will require significantly more raw materials, thereby materially increasing its exposure to these risks.

Failure to find and retain suitable contractors and subcontractors at reasonable rates could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

The vast majority of WRECO’s construction work is performed by contractors and subcontractors, and substantially all of TRI Pointe’s construction work is performed by subcontractors with TRI Pointe acting as the general contractor. Accordingly, the timing and quality of TRI Pointe’s existing and future construction currently depends and will continue to depend on the availability, cost and skill of contractors and subcontractors and their employees.

The residential construction industry experiences serious shortages of skilled labor from time to time. The difficult operating environment over the last six years in the United States has resulted in the failure of the businesses of some contractors and subcontractors and may result in further failures. In addition, reduced levels of homebuilding in the United States have caused some skilled tradesmen to leave the real estate industry to take jobs in other industries. These shortages can be more severe during periods of strong demand for housing or during periods following natural disasters that have a significant impact on existing residential and commercial structures. While TRI Pointe anticipates being able to obtain sufficient reliable contractors and subcontractors during times of material shortages and believes that its and WRECO’s relationships with contractors and subcontractors are good, TRI Pointe and WRECO do not have long-term contractual commitments with any contractors or subcontractors, and there can be no assurance that skilled contractors, subcontractors or tradesmen will continue to be available in the areas in which TRI Pointe currently conducts, and following the consummation of the Transactions expects to conduct, its operations. If skilled contractors and subcontractors are not available on a timely basis for a reasonable cost, or if contractors and subcontractors are not able to recruit sufficient numbers of skilled employees, TRI Pointe’s existing and future development and construction activities may suffer from delays and quality issues, which could lead to reduced levels of customer satisfaction and materially and adversely affect its business, liquidity, financial condition and results of operations.

Moreover, some of the subcontractors engaged by TRI Pointe and WRECO are represented by labor unions or are subject to collective bargaining arrangements. A strike or other work stoppage involving any of their subcontractors could also make it difficult for TRI Pointe and WRECO to retain subcontractors for their construction work. In addition, union activity could result in higher costs for TRI Pointe and WRECO to retain their subcontractors. Access to qualified labor at reasonable rates may also be affected by other circumstances beyond TRI Pointe’s control, including: (i) shortages of qualified tradespeople, such as carpenters, roofers, electricians and plumbers; (ii) high inflation; (iii) changes in laws relating to employment and union organizing activity; (iv) changes in immigration laws and trends in labor force migration; and (v) increases in contractor, subcontractor and professional services costs. The inability to contract with skilled contractors and subcontractors at reasonable rates on a timely basis could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

Several other homebuilders have received inquiries from regulatory agencies concerning whether homebuilders using contractors are deemed to be employers of the employees of such contractors under certain circumstances. Although contractors are independent of the homebuilders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the homebuilding industry, if regulatory agencies reclassify the employees of contractors as employees of homebuilders, homebuilders using contractors could be responsible for wage, hour, workers’ compensation and other employment-related liabilities of their contractors. In the event that a regulatory agency reclassified the employees of WRECO’s contractors or WRECO’s or TRI Pointe’s subcontractors as TRI Pointe’s own employees, TRI Pointe could be responsible for wage, hour, workers’ compensation and other employment-related liabilities with respect to those employees.

Despite quality control efforts, TRI Pointe may discover that WRECO’s contractors or its or WRECO’s subcontractors were engaging in improper construction practices or installing defective materials in homes. When TRI Pointe discovers these issues, it generally repairs the homes through its subcontractors in accordance with its new home warranty and as required by law. TRI Pointe and WRECO currently each reserve a portion of the sales price of each home they sell to satisfy warranty and other legal obligations and to provide customer service to their homebuyers. These reserves are established based on market practices, historical experiences, and judgment of the qualitative risks associated with the types of homes built. However, the cost of satisfying warranty and other legal obligations in these instances may be significantly higher than the amounts reserved, and TRI Pointe may be unable to recover the cost of repair from its subcontractors. Regardless of the steps TRI Pointe takes, it is subject to fines or other penalties in some instances and its reputation may be materially and adversely affected.

Because TRI Pointe will obtain a significant amount of additional homebuilding and land development assets in the Transactions, it will require an increased amount of qualified labor, thereby materially increasing its exposure to these risks.

TRI Pointe is and will continue to be dependent on key personnel and certain members of its management team.

TRI Pointe’s business involves complex operations, which will become increasingly complex following the consummation of the Transactions and, therefore, requires a management team and employee workforce that is knowledgeable and expert in many areas necessary for its operations. TRI Pointe’s success and ability to obtain, generate and manage opportunities depends to a significant degree upon the contributions of key personnel, including, but not limited to, Douglas Bauer, its Chief Executive Officer, Thomas Mitchell, its President and Chief Operating Officer, and Michael Grubbs, its Chief Financial Officer. TRI Pointe’s investors must rely to a significant extent upon the ability, expertise, judgment and discretion of this management team and other key personnel, and their loss or departure could be detrimental to TRI Pointe’s future success. Although TRI Pointe has entered into employment agreements with Messrs. Bauer, Mitchell and Grubbs, there is no guarantee that these executives will remain employed with TRI Pointe and TRI Pointe has not adopted a succession plan. Additionally, key employees working in the real estate, homebuilding and construction industries are highly sought after and failure to attract and retain such personnel, including key WRECO personnel following the consummation of the Transactions, may materially and adversely affect the standards of TRI Pointe’s future service and may have a material and adverse impact on TRI Pointe’s business, liquidity, financial condition and results of operations.

TRI Pointe’s ability to retain its management team and key personnel or to attract suitable replacements should any members of its management team leave is dependent on the competitive nature of the employment market. The loss of services from any member of its management team or key personnel, or the potential that they could have competing obligations and will only spend a portion of their time working for TRI Pointe, could materially and adversely impact its business, financial condition and results of operations. Further, the process of attracting and retaining suitable replacements for key personnel whose services TRI Pointe may lose would result in transition costs and would divert the attention of other members of its management from existing operations. Moreover, such a loss could be negatively perceived in the capital markets.

Although TRI Pointe is currently considering its insurance coverage, it has not obtained key man life insurance that would provide it with proceeds in the event of death or disability of any of its key personnel.

Negative publicity may materially and adversely affect TRI Pointe’s business performance.

Unfavorable media related to the Transactions or WRECO and TRI Pointe’s industry, brands, marketing, personnel, operations, business performance, or prospects may materially and adversely affect TRI Pointe’s stock price and the performance of its business, regardless of its accuracy or inaccuracy. TRI Pointe’s success in maintaining, extending and expanding its brand image depends on its ability to adapt to a rapidly changing media environment. Adverse publicity or negative commentary on social media outlets, such as blogs, websites or newsletters, could hurt results of operations, as consumers might avoid brands that receive bad press or negative reviews. Negative publicity may materially and adversely affect results of operations that could lead to a decline in the price of TRI Pointe common stock.

Maintaining a good reputation in the areas in which TRI Pointe is currently developing or, following the consummation of the Transactions, expects to develop master planned communities is and will continue to be critical to TRI Pointe’s success. TRI Pointe’s reputation could be materially and adversely impacted by any of the following: failure to maintain high ethical, social and environmental standards for all of its operations and activities; the activities and reputation of WRECO’s contractors and its and WRECO’s respective subcontractors; or its failure to comply with applicable laws and regulations. Unfavorable media related to TRI Pointe’s industry, brands, marketing, personnel, operations, business performance or prospects, including from social media outlets, such as blogs, websites or newsletters, may also impact its reputation, regardless of such media’s accuracy, as consumers might avoid brands that receive bad press or negative reviews. Damage to TRI Pointe’s reputation could materially and adversely affect the performance of its business.

TRI Pointe’s quarterly results of operations may fluctuate because of the seasonal nature of its business and other factors.

TRI Pointe and WRECO have experienced seasonal fluctuations in quarterly results of operations and capital requirements that can have a material and adverse impact on consolidated results of operations and financial condition. TRI Pointe and WRECO typically experience the highest new home order activity during the spring selling season, although sales velocity is also highly dependent on the number of active selling communities, timing of new community openings and other market factors, including seasonal natural disasters such as hurricanes, tornadoes, floods and fires. Since it typically takes four to six months to construct a new home, TRI Pointe and WRECO deliver more homes in the second half of the year as new home orders sold earlier in the year convert to home closings. Because of this seasonality, cash outflows for construction costs have historically been highest in the second and third quarters, and the majority of cash receipts from home closings occur during the second half of the year. TRI Pointe expects this seasonal pattern to continue following the consummation of the Transactions and over the long-term, although it may be affected by market cyclicality. TRI Pointe also expects the traditional seasonality cycle and its impact on results of operations to become more prominent if the present housing recovery progresses and the homebuilding industry returns to a more normal operating environment, but it can make no assurances as to the degree to which historical seasonal patterns will occur in 2014 and beyond, if at all. Seasonality requires WRECO and TRI Pointe to finance construction activities in advance of the receipt of sales proceeds. In many cases, TRI Pointe may not be able to recapture increased costs by raising prices because prices are established upon signing the purchase contract. Accordingly, there is a risk that, following the consummation of the Transactions, TRI Pointe will invest significant amounts of capital in the acquisition and development of land and construction of homes that it does not sell at anticipated pricing levels or within anticipated time frames. If, due to market conditions, construction delays or other causes, TRI Pointe does not complete sales of its existing or future homes at anticipated pricing levels or within anticipated time frames, its business, liquidity, financial condition and results of operations would be materially and adversely affected.

TRI Pointe may incur a variety of costs to engage in future growth or expansion of its operations or acquisitions or disposals of businesses, and the anticipated benefits may never be realized.

As a part of its business strategy, TRI Pointe may make acquisitions or significant investments in or disposals of businesses. Any future acquisitions, investments and/or disposals would be accompanied by risks such as:

•	difficulties in assimilating the operations and personnel of acquired companies or businesses;

•	diversion of TRI Pointe management’s attention from ongoing business concerns;

•	TRI Pointe’s potential inability to maximize its financial and strategic position through the successful incorporation or disposition of operations;

•	maintenance of uniform standards, controls, procedures and policies; and

•	impairment of existing relationships with employees, contractors, suppliers and customers as a result of the integration of new management personnel and cost-saving initiatives.

TRI Pointe cannot guarantee that it will be able to successfully integrate any company or business that it might acquire in the future, and its failure to do so could harm its current business.

In addition, TRI Pointe may not realize the anticipated benefits of any future transactions and there may be other unanticipated or unidentified effects. While TRI Pointe may seek protection, for example, through warranties and indemnities in the case of acquisitions, significant liabilities may not be identified in due diligence or come to light after the expiration of warranty or indemnity periods or may exceed the maximum warranty or indemnity amounts. Additionally, while TRI Pointe may seek to limit its ongoing exposure, for example, through liability caps and time limits on warranties and indemnities in the case of disposals, some warranties and indemnities may give rise to unexpected and significant liabilities. Any claims arising in the future may materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

Inflation could materially and adversely affect TRI Pointe’s business, financial condition and results of operations.

Inflation can materially and adversely affect TRI Pointe by increasing costs of land, materials and labor. In the event of an increase in inflation, TRI Pointe may seek to increase the sales prices of land or homes in order to maintain satisfactory margins or realize a satisfactory return on its investment. However, if the market continues to have an oversupply of homes relative to demand, prevailing market prices may prevent it from doing so. In addition, inflation is often accompanied by higher interest rates, which historically have had a negative impact on housing demand and the real estate industry generally and which could materially and adversely impact potential customers’ ability to obtain mortgage financing on favorable terms. In such an environment, TRI Pointe may not be able to raise prices sufficiently to keep up with the rate of inflation and its margins and returns could decrease. Additionally, if TRI Pointe is required to lower home prices to meet demand, the value of its land inventory may decrease. Moreover, the nominal cost of capital increases as a result of inflation and the real purchasing power of its cash resources declines. Current or future efforts by the government to stimulate the economy may increase the risk of significant inflation and its adverse impact on TRI Pointe’s business, financial condition and results of operations.

Information technology failures and data security breaches could harm TRI Pointe’s business.

TRI Pointe uses information technology and other computer resources to carry out important operational and marketing activities as well as maintain its business records. Many of these resources are provided to TRI Pointe or are maintained on its behalf by third-party service providers pursuant to agreements that specify certain security and service level standards. Although TRI Pointe and its service providers employ what TRI Pointe believes are adequate security, disaster recovery and other preventative and corrective measures, TRI Pointe’s ability to conduct its business may be materially and adversely impaired if these resources are compromised, degraded, damaged or fail, whether due to a virus or other harmful circumstance, intentional penetration or disruption of TRI Pointe’s information technology resources by a third-party, natural disaster, hardware or software corruption or failure or error (including a failure of security controls incorporated into or applied to such hardware or software), telecommunications system failure, service provider error or failure, intentional or unintentional personnel actions (including the failure to follow TRI Pointe’s security protocols), or lost connectivity to its networked resources.

A significant and extended disruption in the functioning of these resources could damage TRI Pointe’s reputation and cause it to lose customers, sales and revenue, result in the unintended public disclosure or the misappropriation of proprietary, personal and confidential information (including information about its homebuyers and business partners), and require it to incur significant expense to address and resolve these kinds of issues. The release of confidential information may also lead to litigation or other proceedings against TRI Pointe by affected individuals and/or business partners and/or by regulators, and the outcome of such proceedings, which could include penalties or fines, could materially and adversely affect TRI Pointe’s consolidated financial statements. In addition, the costs of maintaining adequate protection against such threats, depending on their evolution, pervasiveness and frequency and/or government-mandated standards or obligations regarding protective efforts, could be material to TRI Pointe’s consolidated financial statements.

Risks Related to Conflicts of Interest

The Starwood Fund holds a significant equity interest in TRI Pointe and its interests may not be aligned with the interests of other TRI Pointe stockholders.

As of January 3, 2014, the Starwood Fund beneficially owns 11,985,905 shares of TRI Pointe common stock, which represents 37.9% of TRI Pointe’s outstanding common stock and 7.4% of TRI Pointe’s outstanding common stock on a pro forma basis after giving effect to the Transactions. The Starwood Fund has the right to designate two members of TRI Pointe’s board of directors for as long as it owns 25% or more of the outstanding TRI Pointe common stock (excluding shares of common stock that are subject to issuance upon the exercise or exchange of rights of conversion or any options, warrants or other rights to acquire shares) and one member of the TRI Pointe board of directors for as long as it owns at least 10% of the outstanding TRI Pointe common stock. Messrs. Bauer, Mitchell and Grubbs have agreed to vote all shares of TRI Pointe common stock that they own in favor of the Starwood Fund nominees in any election of directors for as long as the Starwood Fund owns at least 10% of the outstanding TRI Pointe common stock. Following the consummation of the Transactions, the Starwood Fund will have the right to designate one member of the TRI Pointe board of directors for as long as the Starwood Fund owns at least 5% of the outstanding TRI Pointe common stock. The Starwood Fund’s interests may not be fully aligned with the interests of other TRI Pointe stockholders and this could lead to a strategy that is not in the best interests of other TRI Pointe stockholders.

As a result of Starwood Capital Group’s relationship with TRI Pointe, conflicts of interest may arise with respect to any transactions involving or with Starwood Capital Group or its affiliates.

Barry Sternlicht, the chairman of TRI Pointe’s board of directors, is the Chairman and Chief Executive Officer of Starwood Capital Group. As a result of TRI Pointe’s relationship with Starwood Capital Group, there may be transactions between TRI Pointe and Starwood Capital Group, Starwood Property Trust (which is managed by an affiliate of Starwood Capital Group) or their affiliates that could present an actual or perceived conflict of interest. These conflicts of interest may lead Mr. Sternlicht to recuse himself from actions of TRI Pointe’s board of directors with respect to any transactions involving or with Starwood Capital Group, Starwood Property Trust or their affiliates. In addition, Mr. Sternlicht will devote only a portion of his business time to his duties with TRI Pointe’s board of directors, and he will devote the majority of his time to his duties with Starwood Capital Group and its affiliates and other commitments. Following the consummation of the Transactions, Mr. Sternlicht is expected to continue as chairman of TRI Pointe’s board of directors, and Mr. Chris Graham, a Senior Managing Director at Starwood Capital Group, is expected to be appointed as a director.

TRI Pointe may in the future acquire additional land from affiliates of Starwood Capital Group. Any such acquisitions will be separately considered for approval by TRI Pointe’s independent directors.

Risks Related to TRI Pointe’s Organization and Structure

Termination of the employment agreements with the members of TRI Pointe’s management team could be costly and prevent a change in control of TRI Pointe.

TRI Pointe’s employment agreements with Messrs. Bauer, Mitchell and Grubbs provide that if their employment with TRI Pointe terminates under certain circumstances, TRI Pointe may be required to pay them significant amounts of severance compensation, thereby making it costly to terminate their employment. Furthermore, these provisions could delay or prevent a transaction or a change in control of TRI Pointe that might involve a premium paid for shares of TRI Pointe common stock or otherwise be in the best interests of its stockholders, which could materially and adversely affect the market price of TRI Pointe common stock.

Certain anti-takeover defenses and applicable law may limit the ability of a third-party to acquire control of TRI Pointe.

The TRI Pointe Charter, the TRI Pointe Bylaws and Delaware law contain provisions that may delay or prevent a transaction or a change in control of TRI Pointe that might involve a premium paid for shares of TRI Pointe common stock or otherwise be in the best interests of TRI Pointe stockholders, which could materially and adversely affect the market price of TRI Pointe common stock. Certain of these provisions are described below.

Selected provisions of the TRI Pointe Charter and the TRI Pointe Bylaws

The TRI Pointe Charter and the TRI Pointe Bylaws contain anti-takeover provisions that:

•	authorize TRI Pointe’s board of directors, without further action by TRI Pointe stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series and establish the rights and other terms of that series;

•	require that actions to be taken by TRI Pointe stockholders may be taken only at an annual or special meeting of its stockholders and not by written consent;

•	specify that special meetings of TRI Pointe stockholders can be called only by its board of directors, the chairman of its board of directors or its chief executive officer;

•	establish advance notice procedures for TRI Pointe stockholders to submit nominations of candidates for election to TRI Pointe’s board of directors and other proposals to be brought before a stockholders meeting;

•	provide that the TRI Pointe Bylaws may be amended by TRI Pointe’s board of directors without stockholder approval;

•	allow TRI Pointe’s directors to establish the size of its board of directors by action of its board, subject to a minimum of three members;

•	provide that vacancies on TRI Pointe’s board of directors or newly created directorships resulting from an increase in the number of its directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	do not give the TRI Pointe stockholders cumulative voting rights with respect to the election of directors; and

•	prohibit TRI Pointe from engaging in certain business combinations with any “interested stockholder” unless specified conditions are satisfied as described in “—Selected provisions of Delaware law”.

Selected provisions of Delaware law

TRI Pointe has opted out of Section 203 of the DGCL, which regulates corporate takeovers. However, the TRI Pointe Charter contains provisions that are similar to Section 203 of the DGCL. Specifically, the TRI Pointe Charter provides that it may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the person became an interested stockholder, unless:

•	prior to the time that person became an interested stockholder, TRI Pointe’s board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to the time the person became an interested stockholder, the business combination is approved by TRI Pointe’s board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, consolidation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of TRI Pointe’s voting stock. However, in the case of TRI Pointe, the Starwood Fund and any of its affiliates and subsidiaries and any of their permitted transferees receiving 15% or more of TRI Pointe’s voting stock will not be deemed to be interested stockholders regardless of the percentage of voting stock owned by them. This provision could prohibit or delay mergers or other takeover or change in control attempts with respect to TRI Pointe and, accordingly, may discourage attempts to acquire TRI Pointe.

TRI Pointe may change its operational policies, investment guidelines and its business and growth strategies without stockholder consent, which may subject TRI Pointe to different and more significant risks in the future.

TRI Pointe’s board of directors will determine its operational policies, investment guidelines and its business and growth strategies. TRI Pointe’s board of directors may make changes to, or approve transactions that deviate from, those policies, guidelines and strategies without a vote of, or notice to, its stockholders. This could result in TRI Pointe conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated herein. Under any of these circumstances, TRI Pointe may expose itself to different and more significant risks in the future, which could materially and adversely affect its business, liquidity, financial condition and results of operations.

The obligations associated with being a public company require significant resources and management attention.

As a public company with listed equity securities, TRI Pointe is required to comply with certain laws, regulations and requirements, including the requirements of the Exchange Act, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), related regulations of the SEC and requirements of the NYSE. The Exchange Act requires that TRI Pointe file annual, quarterly and current reports with respect to its business and financial condition. The Sarbanes-Oxley Act requires, among other things, that TRI Pointe establish and maintain effective internal controls and procedures for financial reporting.

Section 404 of the Sarbanes-Oxley Act requires TRI Pointe management and independent auditors to report annually on the effectiveness of TRI Pointe’s internal control over financial reporting. However, TRI Pointe is an “emerging growth company,” as defined in the Jumpstart Our Business Startups (“JOBS”) Act, and, so for as long as TRI Pointe continues to be an emerging growth company, it intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Consummation of the Transactions is expected to cause TRI Pointe to lose its status as an emerging growth company in 2014. Once TRI Pointe is no longer an emerging growth company or, if prior to such date, TRI Pointe opts to no longer take advantage of the applicable exemption, it will be required to include an opinion from its independent auditors on the effectiveness of its internal control over financial reporting.

These reporting and other obligations place significant demands on TRI Pointe’s management, administrative, operational and accounting resources and cause TRI Pointe to incur significant expenses. Any failure to maintain effective internal control over financial reporting could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

If TRI Pointe fails to maintain an effective system of internal controls, it may not be able to accurately determine its financial results or prevent fraud. As a result, TRI Pointe stockholders could lose confidence in TRI Pointe’s financial results, which could materially and adversely affect TRI Pointe and the market price of its common stock.

Effective internal controls are necessary for TRI Pointe to provide reliable financial reports and effectively prevent fraud. However, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of control systems reflects resource constraints and the benefits of controls must be considered in relation to their costs. Accordingly, there can be no assurance that all control issues or fraud will be detected. TRI Pointe cannot be certain that it will be successful in maintaining adequate internal control over its financial reporting and financial processes. Furthermore, in connection with the Transactions and as TRI Pointe continues to grow its business, its internal controls will become more complex, and TRI Pointe will require significantly more resources to ensure its internal controls remain effective. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in TRI Pointe’s internal control over financial reporting could also result in errors in its financial statements that could require TRI Pointe to restate its financial statements, cause it to fail to meet its reporting obligations and cause stockholders to lose confidence in its reported financial information, all of which could materially and adversely affect TRI Pointe and the market price of its common stock.

TRI Pointe is an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, TRI Pointe common stock may be less attractive to investors.

TRI Pointe is an “emerging growth company” as defined in the JOBS Act, and it is eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements. TRI Pointe has elected to adopt these reduced disclosure requirements. TRI Pointe cannot predict if investors will find its common stock less attractive as a result of its taking advantage of these exemptions. If some investors find TRI Pointe common stock less attractive as a result of its choices, there may be a less active trading market for its common stock and its stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised financial accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, TRI Pointe has determined to opt out of such extended transition period and, as a result, TRI Pointe will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that TRI Pointe’s decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.

Consummation of the Transactions is expected to cause TRI Pointe to lose its status as an emerging growth company in 2014.

Changes in accounting rules, assumptions or judgments could materially and adversely affect TRI Pointe.

Accounting rules and interpretations for certain aspects of TRI Pointe’s operations are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of TRI Pointe’s financial statements. Furthermore, changes in accounting rules and interpretations or in TRI Pointe’s accounting assumptions and/or judgments, such as asset impairments, could significantly impact its financial statements. In some cases, TRI Pointe could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

Any joint venture investments that WRECO has made or that TRI Pointe makes in the future could be materially and adversely affected by lack of sole decision making authority, reliance on co-venturers’ financial condition and disputes between TRI Pointe and its co-venturers.

WRECO has co-invested, and TRI Pointe may co-invest in the future, with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of land acquisition and/or developments. TRI Pointe will succeed to WRECO’s investments in its joint ventures in the Transactions. TRI Pointe will not be in a position to exercise sole decision-making authority regarding the land acquisitions and/or developments undertaken by WRECO’s joint ventures and any future joint ventures in which TRI Pointe may co-invest, and its investment may be illiquid due to its lack of control. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present where a third-party is not involved, including the possibility that partners or co-venturers might become bankrupt, fail to fund their share of required capital contributions, make poor business decisions or block or delay necessary decisions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with TRI Pointe’s business interests or goals, and may be in a position to take actions contrary to its policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither TRI Pointe nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between TRI Pointe and partners or co-venturers may result in litigation or arbitration that would increase TRI Pointe’s expenses and prevent its officers and/or directors from focusing their time and effort on TRI Pointe’s business. In addition, TRI Pointe may in certain circumstances be liable for the actions of its third-party partners or co-venturers.

TRI Pointe may become subject to litigation, which could materially and adversely affect TRI Pointe.

In the future, TRI Pointe may become subject to litigation, including claims relating to its operations, security offerings and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against TRI Pointe, some of which are not, or cannot be, insured. TRI Pointe generally intends to vigorously defend itself. However, TRI Pointe cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against TRI Pointe may result in it having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could materially and adversely impact its earnings and cash flows. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of TRI Pointe’s insurance coverage, which could materially and adversely impact it, expose it to increased risks that would be uninsured, and materially and adversely impact its ability to attract directors and officers.

Failure by TRI Pointe directors, executives or employees to comply with applicable codes of conduct could materially and adversely affect it and the market price of its stock.

TRI Pointe has adopted a Code of Business Conduct and Ethics and a Code of Ethics for senior executives and financial officers. TRI Pointe’s adoption of these codes and other standards of conduct is not a representation or warranty that all persons subject to those codes or standards are or will be in complete compliance. The failure of a director, executive or employee to comply with applicable codes or standards of conduct may result in termination of the relationship and/or adverse publicity, either of which could materially and adversely affect TRI Pointe and the market price of its stock.

Risks Related to Ownership of TRI Pointe Common Stock

TRI Pointe does not intend to pay dividends on its common stock for the foreseeable future.

TRI Pointe currently intends to retain its future earnings, if any, to finance the development and expansion of its business and, therefore, does not intend to pay cash dividends on TRI Pointe common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of TRI Pointe’s board of directors and will depend on TRI Pointe’s financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as the TRI Pointe board of directors deems relevant. Accordingly, TRI Pointe stockholders may need to sell their shares of TRI Pointe common stock to realize a return on their investment, and they may not be able to sell their shares at or above the price they paid for them.

Beginning with the third quarter dividend payable in September 2013, Weyerhaeuser increased its quarterly dividend from $0.20 per common share to $0.22 per common share. Weyerhaeuser’s dividend decisions are in the sole discretion of its board of directors and depend on a number of factors, some of which are outside of Weyerhaeuser’s control. Any decision by Weyerhaeuser’s board of directors to increase the dividend, as well as the future payment of dividends and the amount of such dividends, will depend on Weyerhaeuser’s results of operations, financial condition, capital requirements and other factors deemed relevant by Weyerhaeuser’s board of directors. Common share dividends have exceeded Weyerhaeuser’s target ratio in recent years, although Weyerhaeuser cannot guarantee that this will continue in the future.

Future sales of TRI Pointe common stock or other securities convertible into TRI Pointe common stock could cause the market value of TRI Pointe common stock to decline and could result in dilution of your shares.

TRI Pointe’s board of directors is authorized, without stockholder approval, to cause it to issue additional shares of TRI Pointe common stock or to raise capital through the issuance of preferred stock (including equity or debt securities convertible into common stock), options, warrants and other rights, on terms and for consideration as TRI Pointe’s board of directors in its sole discretion may determine. Sales of substantial amounts of TRI Pointe common stock could cause the market price of TRI Pointe common stock to decrease significantly. TRI Pointe cannot predict the effect, if any, of future sales of TRI Pointe common stock, or the availability of TRI Pointe common stock for future sales, on the value of TRI Pointe common stock. Sales of substantial amounts of TRI Pointe common stock by the Starwood Fund or another large stockholder or otherwise, or the perception that such sales could occur, may adversely affect the market price of TRI Pointe common stock.

As of January 3, 2014, the members of TRI Pointe’s management team collectively beneficially owned 2,230,521 shares of TRI Pointe common stock (excluding shares of restricted stock, grants of restricted stock units and options to purchase shares of TRI Pointe common stock), which represents 7.1% of TRI Pointe common stock outstanding and 1.4% of TRI Pointe common stock outstanding on a pro forma basis after giving effect to the Transactions. The members of TRI Pointe’s management team also collectively owned 1,056,054 shares of restricted stock, which are subject to certain vesting requirements, as of that date. In addition, the members of TRI Pointe’s management team and other officers and employees have been granted an aggregate of 190,678 restricted stock units and the members of TRI Pointe’s management team have been granted options to purchase an aggregate of 282,201 shares of TRI Pointe common stock (with a strike price equal to $17.00 per share), in each case pursuant to TRI Pointe’s 2013 Long-Term Incentive Plan. TRI Pointe’s directors have been granted an aggregate of 16,603 restricted stock units and one director has been granted options to purchase an aggregate of 3,699 shares of TRI Pointe common stock (with a strike price equal to $19.95 per share), in each case pursuant to TRI Pointe’s 2013 Long-Term Incentive Plan. Further, as of January 3, 2014, the Starwood Fund beneficially owns 11,985,905 shares of TRI Pointe common stock, which represents 37.9% of TRI Pointe common stock outstanding and 7.4% of TRI Pointe common stock outstanding on a pro forma basis after giving effect to the Transactions. See “Ownership of TRI Pointe Common Stock”.

In connection with the Transactions, 675,876 shares of restricted stock granted to Messrs. Bauer, Mitchell and Grubbs will vest. Messrs. Bauer, Mitchell and Grubbs have entered into a lock-up agreement with the Starwood Fund, pursuant to which Messrs. Bauer, Mitchell and Grubbs have agreed not to sell these shares of TRI Pointe common stock until the Starwood Fund owns less than 4.875% of TRI Pointe common stock outstanding. See “Other Agreements—Lock-Up Agreement”.

Additionally, pursuant to their employment agreements, each of Messrs. Bauer, Mitchell and Grubbs agreed that, for a period of 36 months following the completion of TRI Pointe’s initial public offering, during any calendar quarter, he will not sell shares of TRI Pointe common stock in an amount exceeding the greater of (i) 10% of the shares of TRI Pointe common stock owned by him on the date of the completion of TRI Pointe’s initial public offering and (ii) the percentage of shares of TRI Pointe common stock that has been sold or otherwise disposed of by the Starwood Fund during such calendar quarter. Any sales of shares of TRI Pointe common stock made pursuant to the foregoing will be subject to the restrictions imposed by applicable law.

TRI Pointe has entered into a registration rights agreement with the former members of TPH LLC, including the Starwood Fund, the members of TRI Pointe’s management team and a third-party investor, with respect to the shares of TRI Pointe common stock that they received as part of TRI Pointe’s formation transactions. The shares are referred to collectively as the “registrable shares”. Pursuant to the registration rights agreement, TRI Pointe granted the former members of TPH LLC and their direct and indirect transferees (i) shelf registration rights to require TRI Pointe to file a shelf registration statement for the registrable shares and to maintain the effectiveness of such registration statement so as to allow sales thereunder from time to time, (ii) demand registration rights to have the registrable shares registered for resale and (iii) in certain circumstances, the right to make “piggy-back” sales of the registrable shares under registration statements TRI Pointe might file in connection with future public offerings.

TRI Pointe has filed a registration statement on Form S-8 to register the total number of shares of TRI Pointe common stock that may be issued under TRI Pointe’s 2013 Long-Term Incentive Plan, including the restricted stock units to be granted to the members of TRI Pointe’s management team, other officers and employees and TRI Pointe’s director nominees, as well as the options to purchase shares of TRI Pointe common stock to be granted to the members of TRI Pointe’s management team.

Future offerings of debt securities, which would rank senior to TRI Pointe common stock upon TRI Pointe’s bankruptcy or liquidation, and future offerings of equity securities that may be senior to TRI Pointe common stock for the purposes of dividend and liquidating distributions, may materially and adversely affect the market price of TRI Pointe common stock.

In the future, TRI Pointe may attempt to increase its capital resources by making offerings of debt securities or additional offerings of equity securities. Upon TRI Pointe’s bankruptcy or liquidation, holders of TRI Pointe’s debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of TRI Pointe’s available assets prior to TRI Pointe stockholders. Additional equity offerings may dilute the holdings of TRI Pointe’s existing stockholders or reduce the market price of TRI Pointe common stock, or both. TRI Pointe’s preferred stock, if issued, could have a preference on liquidating distributions, a preference on dividend payments or both that could limit TRI Pointe’s ability to make a dividend distribution to TRI Pointe stockholders. TRI Pointe’s decision to issue securities in any future offering will depend on market conditions and other factors beyond TRI Pointe’s control. As a result, TRI Pointe cannot predict or estimate the amount, timing or nature of its future offerings.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This document and the documents incorporated herein by reference contain statements concerning future results and performance and other matters that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.

These statements:

•	use forward-looking terminology;

•	are based on various assumptions that TRI Pointe, Weyerhaeuser and WRECO make; and

•	may not be accurate because of risks and uncertainties surrounding the assumptions that TRI Pointe, Weyerhaeuser and WRECO make.

Factors listed in this section—as well as other factors not included—may cause actual results to differ significantly from the forward-looking statements contained in this document. There is no guarantee that any of the events anticipated by the forward-looking statements in this document will occur, or if any of the events occurs, there is no guarantee what effect it will have on the operations or financial condition of Weyerhaeuser, WRECO, TRI Pointe, or the combined company.

Weyerhaeuser, WRECO and TRI Pointe will not update forward-looking statements contained in any document after the date of such document.

Statements

TRI Pointe, Weyerhaeuser and WRECO make forward-looking statements in this document and the documents incorporated by reference herein, including with respect to dividends, estimated tax rates, expected results of litigation and the sufficiency of litigation reserves, expected capital expenditures, the Transactions, the New Debt, expectations regarding synergies, cost savings and other benefits resulting from the Transactions and recognition of certain tax benefits.

Weyerhaeuser, WRECO and TRI Pointe base forward-looking statements on a number of factors, including the expected effect of:

•	the economy;

•	laws and regulations;

•	adverse litigation outcomes and the adequacy of reserves;

•	changes in accounting principles;

•	projected benefit payments;

•	projected tax rates and credits; and

•	other related matters.

Risks, Uncertainties and Assumptions

The major risks and uncertainties—and assumptions that Weyerhaeuser, WRECO and TRI Pointe make—that affect their businesses and may cause actual results to differ from these forward looking statements include, but are not limited to:

•	the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages and strength of the U.S. dollar;

•	market demand for products, which is related to the strength of the various U.S. business segments and U.S. and international economic conditions;

•	levels of competition;

•	the successful execution of internal performance plans, including restructurings and cost reduction initiatives;

•	global economic conditions;

•	raw material prices;

•	energy prices;

•	the effect of weather;

•	the risk of loss from earthquakes, volcanoes, fires, floods, windstorms, hurricanes, pest infestations and other natural disasters;

•	transportation costs;

•	federal and state tax policies;

•	the effect of forestry, land use, environmental and other governmental regulations;

•	legal proceedings;

•	risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects;

•	the satisfaction of the conditions to the consummation of the Transactions and other risks related to the completion of the Transactions and actions related thereto;

•	the risk that disruptions from the Transactions will harm WRECO’s, Weyerhaeuser’s or TRI Pointe’s businesses;

•	Weyerhaeuser’s and TRI Pointe’s ability to complete the Transactions on the anticipated terms and schedule, including the ability to obtain stockholder and regulatory approvals;

•	Weyerhaeuser’s and TRI Pointe’s ability to achieve the benefits of the Transactions in the estimated amount and anticipated timeframe, if at all;

•	TRI Pointe’s ability to integrate WRECO successfully after the consummation of the Transactions and to achieve anticipated synergies;

•	changes in accounting principles; and

•	other factors described in “Risk Factors”.

THIS EXCHANGE OFFER

Terms of this Exchange Offer

General

Weyerhaeuser is offering to exchange all of the issued and outstanding WRECO common shares for Weyerhaeuser common shares, at an exchange ratio to be calculated in the manner described below, on the terms and conditions and subject to the limitations described below and in the letter of transmittal (including the instructions thereto) filed as an exhibit to the registration statement of which this document forms a part, by 12:00 midnight, New York City time, on                     , 2014, unless this exchange offer is extended or terminated. The last day on which tenders will be accepted, whether on                     , 2014 or any later date to which this exchange offer is extended, is referred to in this document as the “expiration date”. You may tender all, some or none of your Weyerhaeuser common shares.

As a result of the WRECO Stock Split, 100,000,000 WRECO common shares will be issued and outstanding prior to the Distribution. The number of Weyerhaeuser common shares that will be accepted if this exchange offer is completed will depend on the final exchange ratio and the number of Weyerhaeuser common shares tendered.

Weyerhaeuser’s obligation to complete this exchange offer is subject to important conditions that are described in the section entitled “—Conditions for Consummation of this Exchange Offer”.

This exchange offer is designed to permit you to exchange your Weyerhaeuser common shares for a number of WRECO common shares that corresponds to a     % discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. However, the exchange ratio is subject to an upper limit, as discussed in “This Exchange Offer—Upper Limit”. If the upper limit is in effect, Weyerhaeuser common shares will be exchanged for a number of WRECO common shares that corresponds to less, and possibly much less, than a     % discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. Subject to the upper limit, for each $1.00 of Weyerhaeuser common shares accepted in this exchange offer, you will ultimately receive $         of fully paid and non-assessable shares of TRI Pointe common stock as a result of this exchange offer and the Merger. If the upper limit is in effect, you will ultimately receive less than $         of TRI Pointe common stock for each $1.00 of Weyerhaeuser common shares that is accepted in this exchange offer, and you could receive much less.

The final calculated per-share values will be equal to:

(i)	with respect to Weyerhaeuser common shares, the simple arithmetic average of the daily VWAP of Weyerhaeuser common shares on the NYSE for each of the Valuation Dates, as reported to Weyerhaeuser by Bloomberg L.P. for the equity ticker WY.N;

(ii)	with respect to WRECO common shares, the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE for each of the Valuation Dates, as reported to Weyerhaeuser by Bloomberg L.P. on the equity ticker TPH.N, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger); and

(iii)	with respect to TRI Pointe common stock, the simple arithmetic average of the daily VWAP of shares of TRI Pointe common stock on the NYSE for each of the Valuation Dates, as reported to Weyerhaeuser by Bloomberg L.P. for the equity ticker TPH.N.

The daily VWAP provided by Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or security holders’ own calculations of volume-weighted average prices. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock, and its determination will be final.

If the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the limit and a Mandatory Extension of this exchange offer will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date. See “—Extension; Termination; Amendment—Mandatory Extension”.

Upper Limit

The number of shares you can receive is subject to an upper limit of          WRECO common shares for each Weyerhaeuser common share accepted in this exchange offer. If the upper limit is in effect, a shareholder will receive less than $         of WRECO common shares for each $1.00 of Weyerhaeuser common shares that the shareholder validly tenders, that are not properly withdrawn and that are accepted in this exchange offer, and the shareholder could receive much less. For example, if the calculated per-share value of Weyerhaeuser common shares was $         (the highest closing price for Weyerhaeuser common shares on the NYSE during the three-month period prior to commencement of this exchange offer) and the calculated per-share value of WRECO common shares was $         (based on the lowest closing price for TRI Pointe common stock on the NYSE during that three-month period multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger)), the value of WRECO common shares, based on the TRI Pointe common stock price multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), received for Weyerhaeuser common shares accepted for exchange would be approximately $         for each $1.00 of Weyerhaeuser common shares accepted for exchange.

This upper limit was calculated to correspond to a     % discount in the value of TRI Pointe common stock, relative to Weyerhaeuser common shares, based on the averages of the daily VWAPs of Weyerhaeuser common shares and TRI Pointe common stock on                     , 2014,                     , 2014 and                     , 2014 (the last three trading days before the commencement of this exchange offer). Weyerhaeuser set this upper limit to ensure that an unusual or unexpected drop in the trading price of TRI Pointe common stock, relative to the trading price of Weyerhaeuser common shares, would not result in an unduly high number of WRECO common shares being exchanged for each Weyerhaeuser common share accepted in this exchange offer.

Pricing Mechanism

The terms of this exchange offer are designed to result in you receiving $         of WRECO common shares for each $1.00 of Weyerhaeuser common shares validly tendered, not properly withdrawn and accepted in this exchange offer, based on the calculated per-share values described above. This exchange offer does not provide for a minimum exchange ratio because a minimum exchange ratio could result in the WRECO common shares exchanged for each $1.00 of Weyerhaeuser common shares being valued higher than approximately $        . Regardless of the final exchange ratio, the terms of this exchange offer would always result in you receiving approximately $         of WRECO common shares for each $1.00 of Weyerhaeuser common shares, so long as the upper limit is not in effect. See the table on page 86 for purposes of illustration. Subject to the upper limit described above, for each $1.00 of Weyerhaeuser common shares accepted in this exchange offer, you will receive approximately $         of WRECO common shares. The following formula will be used to calculate the number of WRECO common shares you will receive for Weyerhaeuser common shares accepted in this exchange offer:

Number of WRECO common shares	=	Number of Weyerhaeuser common shares tendered and accepted, multiplied by the lesser of:	(i)	and	(ii) The calculated per-share value of Weyerhaeuser common shares, divided by the calculated per-share value of TRI Pointe common stock, multiplied by 1.297, divided by %

The calculated per-share value of Weyerhaeuser common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of Weyerhaeuser common shares on the NYSE on each of the Valuation Dates. The calculated per-share value of WRECO common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger). The calculated per-share value of TRI Pointe common stock for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of shares of TRI Pointe common stock on the NYSE on each of the Valuation Dates. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and the determination will be final.

If the upper limit is in effect, the exchange ratio will be fixed. The daily VWAP and trading prices of          Weyerhaeuser common shares and TRI Pointe common stock during the Mandatory Extension will not affect the exchange ratio, which will be fixed at         . See “This Exchange Offer—Terms of this Exchange Offer—Extension; Termination; Amendment—Mandatory Extension”. To help illustrate the way this calculation works, below are two examples:

Example 1: Assuming that the average of the daily VWAP on the Valuation Dates is $         per Weyerhaeuser common share and $         per share of TRI Pointe common stock, you would receive         ($         divided by $        , multiplied by 1.297, divided by     %) WRECO common shares for each Weyerhaeuser          common share accepted in this exchange offer. In this example, the upper limit of          WRECO common shares for each Weyerhaeuser common share would not apply.

Example 2: Assuming that the average of the daily VWAP on the Valuation Dates is $         per Weyerhaeuser common share and $         per share of TRI Pointe common stock, the limit would apply and you would only receive          WRECO common shares for each Weyerhaeuser common share accepted in this exchange offer because the limit is less than          ($         divided by $        , multiplied by 1.297, divided by     %) WRECO common shares for each share of Weyerhaeuser common shares. Because the upper limit would apply, this exchange offer would be automatically extended until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date, and the exchange ratio would be fixed at the upper limit.

Indicative Per-Share Values

You will be able to review indicative exchange ratios and calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and the final exchange ratio used to determine the number of WRECO common shares to be exchanged per Weyerhaeuser common share. Weyerhaeuser will maintain a website at http://www.        .com/        / that provides the indicative exchange ratios and calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock. The indicative exchange ratios will reflect whether the upper limit on the exchange ratio, described above, would have been in effect. You may also contact the information agent at the toll-free number provided on the back cover of this document to obtain these indicative exchange ratios.

From the commencement of this exchange offer until the first Valuation Date, the website will show indicative calculated per-share values on a given day, calculated as though that day were the expiration date of this exchange offer. During that period, the indicative calculated per-share value of Weyerhaeuser common shares will equal the simple arithmetic average of the daily VWAP of Weyerhaeuser common shares on the NYSE on each of the three prior trading days. The indicative calculated per-share value of WRECO common shares will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger). The indicative calculated per-share value of TRI Pointe common stock will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the three prior trading days. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and its determination will be final.

On each of the Valuation Dates, when the values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock are calculated for the purposes of this exchange offer, the website will show the indicative calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock. The indicative per-share value of Weyerhaeuser common shares will equal (i) on the first Valuation Date, the Intra-Day VWAP for Weyerhaeuser common shares on the NYSE during the elapsed portion of that day, (ii) on the second Valuation Date, the Intra-Day VWAP for Weyerhaeuser common shares on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the Intra-Day VWAP for Weyerhaeuser common shares on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date. The indicative per-share value of WRECO common shares will equal (i) on the first Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), (ii) on the second Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date, multiplied by 1.297, and (iii) on the third Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date, multiplied by 1.297. The indicative per-share value of TRI Pointe common stock will equal (i) on the first Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day, (ii) on the second Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and its determination will be final. During the period of the Valuation Dates, the indicative exchange ratios and calculated per-share values will be updated at 10:30 a.m., 1:30 p.m. and no later than 4:30 p.m., New York City time.

Final Exchange Ratio

The final exchange ratio that shows the number of WRECO common shares that you will receive for each Weyerhaeuser common share accepted in this exchange offer will be available at http://www.        .com/        / and announced by press release by 4:30 p.m., New York City time, on                     , 2014, unless this exchange offer is extended or terminated.

You may also contact the information agent to obtain the final exchange ratio at its toll-free number provided on the back cover of this document.

Each of the daily VWAPs, Intra-Day VWAPs, calculated per-share values and the final exchange ratio will be rounded to four decimal places.

If a market disruption event occurs with respect to Weyerhaeuser common shares or TRI Pointe common stock on any of the Valuation Dates, the calculated per-share value of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock will be determined using the daily VWAP of Weyerhaeuser common shares and TRI Pointe common stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred with respect to both Weyerhaeuser common shares and TRI Pointe common stock. If, however, a market disruption event occurs as specified above, Weyerhaeuser may terminate this exchange offer if, in its reasonable judgment, the market disruption event has impaired the benefits of this exchange offer. For specific information as to what would constitute a market disruption event, see “—Conditions for Consummation of this Exchange Offer”.

Since this exchange offer is scheduled to expire at 12:00 midnight, New York City time, on the last day of the exchange offer period, and the final exchange ratio will be announced by 4:30 p.m., New York City time, on the last trading day prior to the expiration date of this exchange offer, you will be able to tender or withdraw your Weyerhaeuser common shares after the final exchange ratio is determined. For more information on validly tendering and properly withdrawing your shares, see “—Procedures for Tendering” and “—Withdrawal Rights”.

For the purposes of illustration, the table below indicates the number of WRECO common shares that you would receive per Weyerhaeuser common share you validly tender and the number of shares of TRI Pointe common stock the right to receive into which those WRECO common shares would be converted in the Merger, calculated on the basis described above and taking into account the upper limit described above, assuming a range of averages of the daily VWAP of Weyerhaeuser common shares and TRI Pointe common stock on the Valuation Dates. The first row of the table below shows the indicative calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on                     , 2014, based on the daily VWAPs of Weyerhaeuser common shares and TRI Pointe common stock on                     , 2014,                     , 2014 and                     , 2014. The table also shows the effects of a     % increase or decrease in either or both of the calculated per-share values of Weyerhaeuser common shares and TRI Pointe common stock based on changes relative to the values of                     , 2014.

Weyerhaeuser common shares	TRI Pointe common stock	Calculated per-share value of Weyerhaeuser common shares	Calculated per-share value of WRECO common shares(1)	Calculated per-share value of TRI Pointe common stock	WRECO common shares per Weyerhaeuser common share	Shares of TRI Pointe common stock per Weyerhaeuser common share	Calculated Value Ratio(2)
As of ,	As of ,
Down %	Up %
Down %	Unchanged
Down %	Down %
Unchanged	Up %
Unchanged	Down %
Up %	Up %
Up %	Unchanged
Up %	Down %(3)

(1)	The calculated per-share value of WRECO common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger).
(2)	The Calculated Value Ratio equals (i) the calculated per-share value of WRECO common shares multiplied by the exchange ratio, divided by (ii) the calculated per-share value of Weyerhaeuser common shares.
(3)	In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been WRECO common shares per Weyerhaeuser common share validly tendered and accepted in this exchange offer. In this scenario, Weyerhaeuser would announce that the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect no later than 4:30 p.m., New York City time, on the last trading day prior to the expiration date, that the exchange ratio would be fixed at the upper limit and that this exchange offer would be extended until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally scheduled expiration date.

During the three-month period of             ,             through                     , 2014, the highest closing price of Weyerhaeuser common shares on the NYSE was $             and the lowest closing price of TRI Pointe common stock on the NYSE was $            . If the calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock were calculated based on these closing prices, you would receive only the limit of          WRECO common shares for each Weyerhaeuser common share tendered, and the value of those WRECO common shares, based on the TRI Pointe common stock price multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), would have been less than the value of Weyerhaeuser common shares accepted for exchange (approximately $         of WRECO common shares for each $1.00 of Weyerhaeuser common shares accepted for exchange).

If the trading price of Weyerhaeuser common shares were to increase during the period of the Valuation Dates, the average Weyerhaeuser common share price used to calculate the exchange ratio would likely be lower than the closing price of Weyerhaeuser common shares on the expiration date of this exchange offer. As a result, you may receive fewer WRECO common shares, and therefore effectively fewer shares of TRI Pointe common stock, for each $1.00 of Weyerhaeuser common shares than you would have if that per-share value were calculated on the basis of the closing price of Weyerhaeuser common shares on the expiration date of this exchange offer. Similarly, if the trading price of TRI Pointe common stock were to decrease during the period of the Valuation Dates, the average TRI Pointe common stock price used to calculate the exchange ratio would likely be higher than the closing price of TRI Pointe common stock on the expiration date of this exchange offer. This could also result in you receiving fewer WRECO common shares, and therefore effectively fewer shares of TRI Pointe common stock, for each $1.00 of Weyerhaeuser common shares than you would otherwise receive if that per-share value were calculated on the basis of the closing price of TRI Pointe common stock on the expiration date of this exchange offer.

The number of Weyerhaeuser common shares that may be accepted in this exchange offer may be subject to proration in the event of oversubscription. Depending on the number of Weyerhaeuser common shares validly tendered, and not properly withdrawn in this exchange offer, and the final exchange ratio, determined as described above, Weyerhaeuser may have to limit the number of Weyerhaeuser common shares that it accepts in this exchange offer through a proration process. Any proration of the number of shares accepted in this exchange offer will be determined on the basis of the proration mechanics described in “—Proration; Tenders for Exchange by Holders of Fewer than 100 Weyerhaeuser Common Shares”.

This document and related documents are being sent to:

•	persons who directly held Weyerhaeuser common shares on , 2014. On that date, there were Weyerhaeuser common shares outstanding, which were held of record by approximately shareholders; and

•	brokers, banks and similar persons whose names or the names of whose nominees appear on Weyerhaeuser’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Weyerhaeuser common shares.

Proration; Tenders for Exchange by Holders of Fewer than 100 Weyerhaeuser Common Shares

If, upon the expiration of this exchange offer, Weyerhaeuser shareholders have validly tendered and not properly withdrawn more Weyerhaeuser common shares than Weyerhaeuser is able to accept for exchange (taking into account the exchange ratio and the total number of issued and outstanding WRECO common shares), Weyerhaeuser will accept for exchange the Weyerhaeuser common shares validly tendered and not properly withdrawn by each tendering shareholder on a pro rata basis, based on the proportion that the total number of Weyerhaeuser common shares to be accepted bears to the total number of Weyerhaeuser common shares validly tendered and not properly withdrawn (rounded to the nearest whole number of Weyerhaeuser common shares, and subject to any adjustment necessary to ensure the exchange of all issued and outstanding WRECO common shares), except for tenders of odd-lots, as described below.

Except as otherwise provided in this section, beneficial holders of fewer than 100 Weyerhaeuser common shares who validly tender all of their shares and request preferential treatment as described below will not be subject to proration if this exchange offer is oversubscribed. Beneficial holders of more than 100 Weyerhaeuser common shares are not eligible for this preference.

Any beneficial holder of fewer than 100 Weyerhaeuser common shares who wishes to tender all of those shares without being subject to proration as discussed above must check the box entitled “Odd-Lot Shares” on the letter of transmittal. If your odd-lot shares are held by a broker, dealer, commercial bank, trust company or similar institution for your account, you can contact your broker, dealer, commercial bank, trust company or similar institution and request the preferential treatment.

Weyerhaeuser will announce the preliminary proration factor by press release as promptly as practicable after the expiration date. Upon determining the number of Weyerhaeuser common shares validly tendered for exchange, Weyerhaeuser will announce the final results, including the final proration factor.

Any Weyerhaeuser common shares not accepted for exchange in this exchange offer as a result of proration or otherwise will be returned to the tendering shareholder promptly after the final proration factor is determined.

Fractional Shares

Immediately following the consummation of this exchange offer, Merger Sub will be merged with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. Each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. In this conversion of WRECO common shares into the right to receive shares of TRI Pointe common stock, no fractional shares of TRI Pointe common stock will be delivered to holders of WRECO common shares. TRI Pointe’s transfer agent will aggregate all fractional shares of TRI Pointe common stock that holders of WRECO common shares would otherwise be entitled to receive as a result of the Merger. The transfer agent will cause the whole shares obtained thereby to be sold on behalf of those holders in the open market or otherwise as reasonably directed by TRI Pointe, in no case later than five business days after the consummation of the Merger. The transfer agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of WRECO common shares who would otherwise be entitled to receive those fractional shares of TRI Pointe common stock in the Merger.

Exchange of Weyerhaeuser Common Shares

Upon the terms and subject to the conditions of this exchange offer (including, if this exchange offer is extended or amended, the terms and conditions of the extension or amendment), Weyerhaeuser will accept for exchange, and will exchange for WRECO common shares, Weyerhaeuser common shares validly tendered, and not properly withdrawn, prior to the expiration of this exchange offer, promptly after the expiration date. Holders of Weyerhaeuser’s 6.375% Mandatory Convertible Preference Shares, Series A, may participate in this exchange offer only to the extent that they convert their preference shares into Weyerhaeuser common shares and validly tender those Weyerhaeuser common shares prior to the expiration of this exchange offer.

The exchange of Weyerhaeuser common shares tendered and accepted for exchange pursuant to this exchange offer will be made only after timely receipt by the exchange agent of (i)(a) certificates representing all physically tendered Weyerhaeuser common shares (which does not include book-entry shares held through DRS or CIP Shares) or (b) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those Weyerhaeuser common shares in the exchange agent’s account at The Depository Trust Company, in each case pursuant to the procedures set forth in the section below entitled “—Procedures for Tendering”, (ii) the letter of transmittal for Weyerhaeuser common shares, properly completed and duly executed (or a manually signed facsimile of that document), with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message and (iii) any other required documents.

For purposes of this exchange offer, Weyerhaeuser will be deemed to have accepted for exchange, and thereby exchanged, Weyerhaeuser common shares validly tendered and not properly withdrawn if and when Weyerhaeuser notifies the exchange agent of its acceptance of the tenders of those Weyerhaeuser common shares pursuant to this exchange offer.

Upon the consummation of this exchange offer, Weyerhaeuser will irrevocably deliver to the exchange agent a global certificate representing all of the WRECO common shares being distributed by Weyerhaeuser, with irrevocable instructions to hold the WRECO common shares in trust for the holders of Weyerhaeuser common shares validly tendered and not properly withdrawn in this exchange offer and, in the case of a pro rata distribution, Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. TRI Pointe will deposit with the transfer agent for the benefit of persons who received WRECO common shares in this exchange offer certificates or book-entry authorizations representing shares of TRI Pointe common stock, with irrevocable instructions to hold the shares of TRI Pointe common stock in trust for the holders of WRECO common shares.

Upon surrender of the documents required by the transfer agent, duly executed, each former holder of WRECO common shares will receive from the transfer agent in exchange therefor shares of TRI Pointe common stock or cash in lieu of fractional shares, as the case may be. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.

If Weyerhaeuser does not accept for exchange any tendered Weyerhaeuser common shares for any reason pursuant to the terms and conditions of this exchange offer, the exchange agent (i) in the case of Weyerhaeuser common shares held in certificated form, will return certificates representing those shares without expense to the tendering shareholder, (ii) in the case of book-entry shares held through DRS, will cause those shares to be credited to the DRS account from which they were tendered, (iii) in the case of CIP Shares, will cause those shares to be credited to the account under the Computershare CIP, a direct stock purchase and dividend reinvestment plan for Weyerhaeuser, from which they were tendered and (iv) in the case of shares tendered by book-entry transfer pursuant to the procedures set forth in “—Procedure for Tendering”, will cause those shares to be credited to an account maintained within The Depository Trust Company, in each case promptly following expiration or termination of this exchange offer.

Procedures for Tendering

Shares Held in Certificated Form

If you hold certificates representing Weyerhaeuser common shares, you must deliver to the exchange agent at the address listed on the letter of transmittal a properly completed and duly executed letter of transmittal (or a manually executed facsimile of that document), along with any required signature guarantees and any other required documents and the certificates representing the Weyerhaeuser common shares tendered.

Book-Entry Shares Held through DRS

If you hold Weyerhaeuser common shares in book-entry form via DRS, you must deliver to the exchange agent at the address listed on the letter of transmittal for Weyerhaeuser common shares a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Since certificates are not issued for book-entry shares held through DRS, you do not need to deliver any certificates representing those shares to the exchange agent.

CIP Shares

If you hold CIP Shares, you must deliver to the exchange agent at the address listed on the letter of transmittal for Weyerhaeuser common shares a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Since certificates are not issued for CIP Shares, you do not need to deliver any certificates representing those shares to the exchange agent.

Shares Held Through a Broker, Dealer, Commercial Bank, Trust Company or Similar Institution

If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution and wish to tender your Weyerhaeuser common shares in this exchange offer, you should follow the instructions sent to you separately by that institution. In this case, you should not use a letter of transmittal to direct the tender of your Weyerhaeuser common shares. Please contact your institution directly if you have not yet received instructions. Some financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company. If that institution holds Weyerhaeuser common shares through The Depository Trust Company, it must notify The Depository Trust Company and cause it to transfer the shares into the exchange agent’s account in accordance with The Depository Trust Company’s procedures. The institution must also ensure that the exchange agent receives an agent’s message from The Depository Trust Company confirming the book-entry transfer of your Weyerhaeuser common shares. A tender by book-entry transfer will be completed upon receipt by the exchange agent of an agent’s message, book-entry confirmation from The Depository Trust Company and any other required documents.

The term “agent’s message” means a message, transmitted by The Depository Trust Company to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the Weyerhaeuser common shares which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto) and that Weyerhaeuser may enforce that agreement against the participant.

The exchange agent will establish an account with respect to the Weyerhaeuser common shares at The Depository Trust Company for purposes of this exchange offer, and any eligible institution that is a participant in The Depository Trust Company may make book-entry delivery of Weyerhaeuser common shares by causing The Depository Trust Company to transfer the shares into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedure for the transfer. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

General Instructions

Do not send letters of transmittal or certificates representing Weyerhaeuser common shares to Weyerhaeuser, TRI Pointe, WRECO or the information agent. Letters of transmittal for Weyerhaeuser common shares and certificates representing Weyerhaeuser common shares must be sent to the exchange agent at the address listed on the letter of transmittal. Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal or any certificates or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by Weyerhaeuser.

Whether you tender your Weyerhaeuser common shares by delivery of certificates, by the procedures applicable to book-entry shares held through DRS, by the procedures applicable to CIP shares or through your broker, dealer, commercial bank, trust company or similar institution, the exchange agent must receive the letter of transmittal for Weyerhaeuser common shares and, if applicable, the certificates representing your Weyerhaeuser common shares at the address set forth on the back cover of this document prior to the expiration of this exchange offer. Alternatively, in case of a book-entry transfer of Weyerhaeuser common shares through The Depository Trust Company, the exchange agent must receive the agent’s message and a book-entry confirmation.

Letters of transmittal for Weyerhaeuser common shares and certificates representing Weyerhaeuser common shares must be received by the exchange agent. Please read carefully the instructions to the letter of transmittal you have been sent. You should contact the information agent if you have any questions regarding tendering your Weyerhaeuser common shares.

Signature Guarantees

Signatures on all letters of transmittal for Weyerhaeuser common shares must be guaranteed by a firm which is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being a “U.S. eligible institution”), except in cases in which Weyerhaeuser common shares are tendered either (i) by a registered shareholder who has not completed the box entitled “Special Transfer Instructions” on the letter of transmittal or (ii) for the account of a U.S. eligible institution.

If the Weyerhaeuser common shares are registered in the name of a person other than the person who signs the letter of transmittal, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.

Guaranteed Delivery Procedures

If you wish to tender Weyerhaeuser common shares pursuant to this exchange offer but (i) your certificates are not immediately available, (ii) you cannot deliver the shares or other required documents to the exchange agent on or before the expiration date of this exchange offer or (iii) you cannot comply with the procedures for book-entry transfer through The Depository Trust Company on a timely basis, you may still tender your Weyerhaeuser common shares, so long as all of the following conditions are satisfied:

•	you must make your tender by or through a U.S. eligible institution;

•	on or before the expiration date, the exchange agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Weyerhaeuser, in the manner provided below; and

•	within three NYSE trading days after the date of execution of such notice of guaranteed delivery, the exchange agent must receive (i) (a) certificates representing all physically tendered Weyerhaeuser common shares (which does not include book-entry shares held through DRS or CIP Shares) and (b) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those Weyerhaeuser common shares in the exchange agent’s account at The Depository Trust Company; (ii) a letter of transmittal for Weyerhaeuser common shares properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through The Depository Trust Company, an agent’s message; and (iii) any other required documents.

Registered shareholders (including any participant in The Depository Trust Company whose name appears on a security position listing of The Depository Trust Company as the owner of Weyerhaeuser common shares) may transmit the notice of guaranteed delivery by facsimile transmission or mail it to the exchange agent. If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf.

Tendering Your Shares After the Final Exchange Ratio Has Been Determined

Subject to a Mandatory Extension, the final exchange ratio will be available no earlier than 4:00 p.m., New York City time, on the last trading day prior to the expiration date of this exchange offer. If you are a registered shareholder of Weyerhaeuser common shares (which includes persons holding certificated shares, book-entry shares held through DRS or CIP Shares), then it is unlikely that you will be able to deliver an original executed letter of transmittal (and, in the case of certificated shares, your share certificates) to the exchange agent prior to the expiration of this exchange offer at 12:00 midnight, New York City time, on the expiration date. Accordingly, in that case, if you wish to tender your shares after the final exchange ratio has been determined, you will generally need to do so by means of delivering a notice of guaranteed delivery and complying with the guaranteed delivery procedures described above. If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution, that institution must tender your shares on your behalf.

The Depository Trust Company is expected to remain open until 5:00 p.m., New York City time, on the expiration date and institutions may be able to process tenders for Weyerhaeuser common shares through The Depository Trust Company during that time (although there is no assurance that this will be the case). Once The Depository Trust Company has closed, participants in The Depository Trust Company whose name appears on a Depository Trust Company security position listing as the owner of Weyerhaeuser common shares will still be able to tender their Weyerhaeuser common shares by delivering a notice of guaranteed delivery to the exchange agent via facsimile.

If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf. It will generally not be possible to direct such an institution to submit a notice of guaranteed delivery once that institution has closed for the day. In addition, any such institution, if it is not an eligible institution, will need to obtain a Medallion guarantee from an eligible institution in the form set forth in the applicable notice of guaranteed delivery in connection with the delivery of those shares.

If the upper limit on the number of shares that can be received for each Weyerhaeuser common share validly tendered in this exchange offer is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date to permit shareholders to tender their Weyerhaeuser common shares during those days. The daily VWAP and trading prices of Weyerhaeuser common shares and TRI Pointe common stock during the Mandatory Extension will not affect the exchange ratio, which will be fixed at            . See “This Exchange Offer—Terms of this Exchange Offer—Extension; Termination; Amendment—Mandatory Extension”.

Effect of Tenders

A tender of Weyerhaeuser common shares pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of this exchange offer as well as your representation and warranty to Weyerhaeuser that (i) you have the full power and authority to tender, sell, assign and transfer those tendered shares (and any and all other Weyerhaeuser common shares or other securities issued or issuable in respect of those shares), (ii) when the same are accepted for exchange, Weyerhaeuser will acquire good and unencumbered title to those shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims and (iii) you own the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act.

It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender Weyerhaeuser common shares for such person’s own account unless, at the time of tender, the person so tendering (i) has a net long position equal to or greater than the amount of (A) Weyerhaeuser common shares tendered or (B) other securities immediately convertible into or exchangeable or exercisable for the Weyerhaeuser common shares tendered and that person will acquire those shares for tender by conversion, exchange or exercise and (ii) will cause those shares to be delivered in accordance with the terms of this document. Rule 14e-4 provides a similar restriction applicable to the tender of guarantee of a tender on behalf of another person.

The exchange of Weyerhaeuser common shares validly tendered and accepted for exchange pursuant to this exchange offer will be made only after timely receipt by the exchange agent of (i)(A) certificates representing all physically tendered Weyerhaeuser common shares (which does not include book-entry shares held through DRS or CIP Shares) or (B) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those Weyerhaeuser common shares in the exchange agent’s account at The Depository Trust Company, (ii) the letter of transmittal for Weyerhaeuser common shares, properly completed and duly executed (or a manually signed facsimile of that document), with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message and (iii) any other required documents.

Appointment of Attorneys-in-Fact and Proxies

By executing a letter of transmittal as set forth above, you irrevocably appoint Weyerhaeuser’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your Weyerhaeuser common shares tendered and accepted for exchange by Weyerhaeuser and with respect to any and all other Weyerhaeuser common shares and other securities issued or issuable in respect of the Weyerhaeuser common shares on or after the expiration of this exchange offer. That appointment is effective when and only to the extent that Weyerhaeuser deposits the WRECO common shares for the Weyerhaeuser common shares that you have tendered with the exchange agent. All such proxies will be considered coupled with an interest in the tendered Weyerhaeuser common shares and therefore will not be revocable. Upon the effectiveness of the appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). Weyerhaeuser’s designees will, with respect to the Weyerhaeuser common shares for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper. Weyerhaeuser reserves the right to require that, in order for Weyerhaeuser common shares to be deemed validly tendered, immediately upon Weyerhaeuser’s acceptance for exchange of those Weyerhaeuser common shares, Weyerhaeuser must be able to exercise full voting rights with respect to those shares.

Determination of Validity

Weyerhaeuser will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Weyerhaeuser common shares, in Weyerhaeuser’s sole discretion, and its determination will be final and binding. Weyerhaeuser reserves the absolute right to reject any and all tenders of Weyerhaeuser common shares that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. Weyerhaeuser also reserves the absolute right to waive any of the conditions of this exchange offer except for those conditions identified as “Mandatory Conditions” under “—Conditions for Consummation of this Exchange Offer”, or any defect or irregularity in the tender of any Weyerhaeuser common shares. No tender of Weyerhaeuser common shares is valid until all defects and irregularities in such tender of Weyerhaeuser common shares have been cured or waived. Neither Weyerhaeuser nor the exchange agent, the information agent or any other person is under any duty to give notification of any defects or irregularities in the tender of any Weyerhaeuser common shares or will incur any liability for failure to give any such notification. Weyerhaeuser’s interpretation of the terms and conditions of this exchange offer (including the letter of transmittal and instructions thereto) will be final and binding.

Binding Agreement

The tender of Weyerhaeuser common shares pursuant to any of the procedures described above will constitute a binding agreement between Weyerhaeuser and you upon the terms of and subject to the conditions to this exchange offer.

The method of delivery of share certificates of Weyerhaeuser common shares and all other required documents, including delivery through The Depository Trust Company, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Partial Tenders

If you tender fewer than all the Weyerhaeuser common shares evidenced by any share certificate you deliver to the exchange agent, then you will need to fill in the number of shares that you are tendering in the box entitled “Total Shares of Common Stock Tendered” under the heading “Description of Tendered Shares” in the table on the second page of the letter of transmittal. In those cases, as soon as practicable after the expiration date, the exchange agent will credit the remainder of the shares of common stock that were evidenced by the certificate(s) but not tendered to a DRS account in the name of the registered holder maintained by Computershare Trust Company, N.A. unless otherwise provided in “Special Delivery Instructions” in the letter of transmittal. Unless you indicate otherwise in your letter of transmittal, all of the Weyerhaeuser common shares represented by share certificates you deliver to the exchange agent will be deemed to have been validly tendered. No share certificates are expected to be delivered to you, including in respect of any shares delivered to the exchange agent that were previously in certificated form, except for share certificates representing shares not accepted in this exchange offer.

Lost, Stolen or Destroyed Certificates

If your certificate(s) representing Weyerhaeuser common shares have been mutilated, destroyed, lost or stolen and you wish to tender your shares, you will need to complete an affidavit of lost, stolen or destroyed certificate(s) (an “Affidavit”) that you may request by checking a box on the letter of transmittal for Weyerhaeuser common shares. You will also need to post a surety bond for your lost, stolen or destroyed Weyerhaeuser common shares and pay a service fee. Upon receipt of the completed applicable letter of transmittal with the completed Affidavit, the surety bond payment and the service fee, your Weyerhaeuser common shares will be considered tendered in this exchange offer.

Withdrawal Rights

Weyerhaeuser common shares validly tendered pursuant to this exchange offer may be withdrawn at any time before 12:00 midnight, New York City time, on the expiration date and, unless Weyerhaeuser has previously accepted such shares pursuant to this exchange offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of this exchange offer. Once Weyerhaeuser accepts Weyerhaeuser common shares pursuant to this exchange offer, your tender is irrevocable.

For a withdrawal of Weyerhaeuser common shares to be effective, the exchange agent must receive from you a written notice of withdrawal at one of its addresses set forth on the back cover of this document, and your notice must include your name and the number of Weyerhaeuser common shares to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares.

If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the Weyerhaeuser common shares must also be furnished to the exchange agent, as stated above, prior to the physical release of the certificates. If Weyerhaeuser common shares have been tendered pursuant to the procedures for book-entry tender discussed in the section entitled “—Procedures for Tendering”, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with the procedures of The Depository Trust Company.

If you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, on the expiration date. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for those shares directly to the exchange agent.

Weyerhaeuser will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion, and its decision will be final and binding. Neither Weyerhaeuser nor the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification.

Any Weyerhaeuser common shares properly withdrawn will be deemed not to have been validly tendered for purposes of this exchange offer. However, you may re-tender withdrawn Weyerhaeuser common shares by following one of the procedures discussed in the section entitled “—Procedures for Tendering” at any time prior to the expiration of this exchange offer (or pursuant to the instructions sent to you separately).

Except for the withdrawal rights described above, any tender made under this exchange offer is irrevocable.

Withdrawing Your Shares After the Final Exchange Ratio Has Been Determined

Subject to a Mandatory Extension, the final exchange ratio will be available no earlier than 4:00 p.m., New York City time, on the trading day prior to the expiration date of this exchange offer. If you are a registered holder of Weyerhaeuser common shares (which includes persons holding certificated shares, book-entry shares held through DRS or CIP Shares) and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal or a facsimile transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date, subject to a Mandatory Extension. Medallion guarantees will not be required for such withdrawal notices. If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution, any notice of withdrawal must be delivered by that institution on your behalf.

The Depository Trust Company is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals of Weyerhaeuser common shares through The Depository Trust Company during that time (although there can be no assurance that this will be the case). Once The Depository Trust Company has closed, if you beneficially own Weyerhaeuser common shares that were previously delivered through The Depository Trust Company, then in order to properly withdraw your shares the institution through which your shares are held must deliver a written notice of withdrawal or facsimile transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date, subject to a Mandatory Extension. Such notice of withdrawal must be in the form of The Depository Trust Company’s notice of withdrawal, must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with The Depository Trust Company’s procedures. Shares can be properly withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through The Depository Trust Company.

If the upper limit on the number of WRECO common shares that can be exchanged for each Weyerhaeuser common share tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date, which will permit shareholders to properly withdraw their Weyerhaeuser common shares during those days, either directly or by acting through a broker, dealer, commercial bank, trust company or similar institution on your behalf.

Book-Entry Accounts

Certificates representing WRECO common shares will not be issued to Weyerhaeuser shareholders pursuant to this exchange offer. Rather than issuing certificates representing such WRECO common shares to tendering Weyerhaeuser shareholders, the exchange agent will cause WRECO common shares to be credited to records maintained by the exchange agent for the benefit of the respective holders. Immediately following the consummation of this exchange offer, Merger Sub will be merged with and into WRECO and all of the issued and outstanding WRECO common shares will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share or cash in lieu of fractional shares, as the case may be. In connection with this exchange offer, you will receive a letter of transmittal and instructions for use in effecting surrender of any certificates in exchange for TRI Pointe common stock or cash in lieu of fractional shares. As promptly as practicable following the consummation of the Merger and Weyerhaeuser’s notice and determination of the final proration factor, if any, TRI Pointe’s transfer agent will credit the shares of TRI Pointe common stock into which the WRECO common shares have been converted to book-entry accounts maintained for the benefit of the Weyerhaeuser shareholders who received WRECO common shares in this exchange offer or as a pro rata distribution, if any, and will send these holders a statement evidencing their holdings of shares of TRI Pointe common stock.

Extension; Termination; Amendment

Extension, Termination or Amendment by Weyerhaeuser

This exchange offer, and your withdrawal rights, will expire at 12:00 midnight, New York City time, on                     , 2014, unless this exchange offer is extended. You must tender your Weyerhaeuser common shares prior to this time if you want to participate in this exchange offer.

Weyerhaeuser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which this exchange offer is open and thereby delay acceptance for payment of, and the payment for, any Weyerhaeuser common shares validly tendered and not properly withdrawn in this exchange offer. For example, this exchange offer can be extended (i) if any of the conditions for consummation of this exchange offer described in the next section entitled “—Conditions for Consummation of this Exchange Offer” are not satisfied or waived prior to the expiration of this exchange offer, (ii) to comply with any applicable law or to obtain any governmental, regulatory or other approvals or (iii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to this exchange offer, including as required in connection with any material changes to the terms of or information concerning this exchange offer as described below.

Weyerhaeuser expressly reserves the right, in its sole discretion, to amend the terms of this exchange offer in any respect prior to the expiration date.

If Weyerhaeuser materially changes the terms of or information concerning this exchange offer or if Weyerhaeuser waives a material condition of this exchange offer, it will extend this exchange offer if required by law. The SEC has stated that, as a general rule, it believes that an offer should remain open for a minimum of five business days from the date that notice of the material change is first given or in the event that there is a waiver of a material condition to the exchange offer. The length of time will depend on the particular facts and circumstances.

As required by law, this exchange offer will be extended so that it remains open for a minimum of ten business days following the announcement if:

•	Weyerhaeuser changes the method for calculating the number of WRECO common shares offered in exchange for each Weyerhaeuser common share; and

•	this exchange offer is scheduled to expire within ten business days of announcing any such change.

If Weyerhaeuser extends this exchange offer, is delayed in accepting for exchange any Weyerhaeuser common shares or is unable to accept for exchange any Weyerhaeuser common shares under this exchange offer for any reason, then, without affecting Weyerhaeuser’s rights under this exchange offer, the exchange agent may retain all Weyerhaeuser common shares tendered on Weyerhaeuser’s behalf. These Weyerhaeuser common shares may not be withdrawn except as provided in the section entitled “—Withdrawal Rights”.

Weyerhaeuser’s reservation of the right to delay acceptance of any Weyerhaeuser common shares is subject to applicable law, which requires that Weyerhaeuser pay the consideration offered or return the Weyerhaeuser common shares deposited promptly after the termination or withdrawal of this exchange offer.

Weyerhaeuser will publicly announce any extension (mandatory or otherwise) at http://www.                     .com/         / and separately by press release no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. Weyerhaeuser will publicly announce any amendment, non-acceptance or termination at http://www.                     .com/         / and separately by press release no later than 9:00 a.m., New York City time, on the next business day following the amendment, non-acceptance or termination, as applicable.

Mandatory Extension

Weyerhaeuser will announce whether the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect at the expiration of the exchange offer period, at http://www.                     .com/         / and by press release, no later than 4:30 p.m., New York City time, on the trading day prior to the expiration date. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date to permit shareholders to tender or withdraw their Weyerhaeuser common shares during those days. Weyerhaeuser will publicly announce any extension (mandatory or otherwise) at http://www.                     .com/         / and separately by press release no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date.

Method of Public Announcement

Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with this exchange offer be promptly disclosed to shareholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which Weyerhaeuser may choose to make any public announcement, Weyerhaeuser assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service or the Public Relations Newswire.

Conditions for Consummation of this Exchange Offer

Weyerhaeuser will not be required to complete this exchange offer and may extend or terminate this exchange offer, if, at the scheduled expiration date (the three conditions listed first being the “Mandatory Conditions”):

•	the registration statements on Forms S-4 and S-1 of which this document is a part will not have become effective under the Securities Act or any stop order suspending the effectiveness of such registration statement has been issued and is in effect;

•	any condition precedent to the consummation of the Transactions (other than this exchange offer) pursuant to the Transaction Agreement has not been satisfied or waived (except for the conditions precedent that will be satisfied at the time of the consummation of the Transactions) or for any reason the Transactions (other than this exchange offer) cannot be consummated promptly after consummation of this exchange offer (see “The Transaction Agreement—Conditions to the Consummation of the Transactions”);

•	the Transaction Agreement has been terminated;

•	any of the following conditions or events has occurred, or Weyerhaeuser reasonably expects any of the following conditions or events to occur:

•	any injunction, order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority having jurisdiction over Weyerhaeuser,

WRECO or TRI Pointe and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction will have been enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay consummation of this exchange offer;

•	any proceeding for the purpose of suspending the effectiveness of the registration statement of which this document is a part has been initiated by the SEC and not concluded or withdrawn;

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor’s 500 Index within a period of 60 consecutive days or less occurring after , ;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity or act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the consummation of this exchange offer;

•	if any of the situations above exists as of the commencement of this exchange offer, any material deterioration of the situation;

•	any condition or event that Weyerhaeuser reasonably believes would or would be likely to cause this exchange offer and/or any pro rata dividend of WRECO common shares distributed to Weyerhaeuser shareholders if this exchange offer is undersubscribed to be taxable to Weyerhaeuser or its shareholders under U.S. federal income tax laws;

•	any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay consummation of this exchange offer;

•	any condition or event that, individually or in the aggregate, has had or would reasonably be expected to have a material and adverse effect on (i) the business, assets, properties, condition (financial or otherwise) or results of operations of Weyerhaeuser, WRECO or TRI Pointe; or

•	a market disruption event (as defined below) occurs with respect to Weyerhaeuser common shares or TRI Pointe common stock on any of the Valuation Dates and such market disruption event has, in Weyerhaeuser’s reasonable judgment, impaired the benefits of this exchange offer.

Each of the foregoing conditions to the consummation of this exchange offer is independent of any other condition; the exclusion of any event from a particular condition above does not mean that such event may not be included in another condition.

If any of the above events occurs, Weyerhaeuser may:

•	terminate this exchange offer and promptly return all tendered Weyerhaeuser common shares to tendering shareholders;

•	extend this exchange offer and, subject to the withdrawal rights described in the section entitled “—Withdrawal Rights”, retain all tendered Weyerhaeuser common shares until the extended exchange offer expires;

•	amend the terms of this exchange offer; or

•	waive or amend any unsatisfied condition other than the Mandatory Conditions and, subject to any requirement to extend the period of time during which this exchange offer is open, complete this exchange offer.

These conditions are for the sole benefit of Weyerhaeuser. Weyerhaeuser may assert these conditions with respect to all or any portion of this exchange offer regardless of the circumstances giving rise to them. Weyerhaeuser expressly reserves the right, in its sole discretion, to waive any condition in whole or in part at any time, except that Weyerhaeuser may not waive the Mandatory Conditions. Weyerhaeuser’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time. However, all conditions for consummation of this exchange offer must be satisfied or waived by Weyerhaeuser prior to the expiration of this exchange offer.

A market disruption event with respect to either Weyerhaeuser common shares or TRI Pointe common stock means a suspension, absence or material limitation of trading of Weyerhaeuser common shares or TRI Pointe common stock on the NYSE for more than two hours of trading or a breakdown or failure in the price and trade reporting systems of the NYSE as a result of which the reported trading prices for Weyerhaeuser common shares or TRI Pointe common stock on the NYSE during any half-hour trading period during the principal trading session in the NYSE are materially inaccurate, as determined by Weyerhaeuser or the exchange agent in its sole discretion, on the day with respect to which such determination is being made. For purposes of such determination, a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the NYSE.

Material U.S. Federal Income Tax Consequences of the Distribution and the Merger

The following discusses the material U.S. federal income tax consequences of the Distribution (which includes this exchange offer) and the Merger. The discussion that follows is based on the Code, Treasury regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as in effect as of the date of this document, all of which are subject to change at any time, possibly with retroactive effect. The discussion assumes that the WRECO Spin, the Distribution, and the Merger will be consummated in accordance with the Transaction Agreement and as further described in this document.

This is not a complete description of all of the tax consequences of the Distribution and the Merger and, in particular, may not address U.S. federal income tax considerations applicable to Weyerhaeuser shareholders subject to special treatment under the U.S. federal income tax law, such as financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, partnerships and other pass-through entities, holders who acquired their Weyerhaeuser common shares as compensation, and holders who hold Weyerhaeuser common shares as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction. This discussion does not address the tax consequences to any person who actually or constructively owns more than 5% of Weyerhaeuser common shares. In addition, this discussion does not address the U.S. federal income tax consequences to Weyerhaeuser shareholders who do not hold common shares of Weyerhaeuser as a capital asset for U.S. federal income tax purposes. No information is provided in this document with respect to the tax consequences of the Distribution and the Merger under any applicable foreign, state or local laws.

This discussion is limited to Weyerhaeuser shareholders that are “U.S. holders”. For purposes of this document, a “U.S. holder” means a Weyerhaeuser shareholder other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes, that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) was in existence on August 20, 1996, and has properly elected under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Weyerhaeuser common shares, the tax treatment of a partner in such entity or arrangement generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding Weyerhaeuser common shares, please consult your tax advisor.

Weyerhaeuser shareholders are urged to consult with their own tax advisors regarding the tax consequences of the Distribution and the Merger to them, as applicable, including the effects of U.S. federal, state, local, foreign and other tax laws.

The Distribution

The obligations of Weyerhaeuser and WRECO to consummate the Transactions, including the WRECO Spin and the Distribution (which includes this exchange offer), are conditioned upon the receipt by Weyerhaeuser of the Covington & Burling Tax Opinion. The Covington & Burling Tax Opinion will be based on, among other things, certain representations and assumptions as to factual matters made by Weyerhaeuser and WRECO. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the opinions. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinion. In addition, the Covington & Burling Tax Opinion will be based on current law, and cannot be relied on if current law changes with retroactive effect.

On the basis that the WRECO Spin and the Distribution each qualifies as a distribution for U.S. federal income tax purposes described in Section 355 of the Code, in general, for U.S. federal income tax purposes: (i) the Distribution will not result in the recognition of income, gain or loss to Weyerhaeuser and/or its subsidiaries, except for taxable income or gain possibly arising as a result of certain potential intercompany transactions; (ii) no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Weyerhaeuser shareholders upon the receipt of WRECO common shares in this exchange offer or in any pro rata distribution of WRECO common shares distributed to Weyerhaeuser shareholders if this exchange offer is undersubscribed (or if Weyerhaeuser determines not to consummate this exchange offer); (iii) in a split-off, the aggregate tax basis of the WRECO common shares (including fractional shares) issued to a Weyerhaeuser shareholder will equal the aggregate tax basis of the Weyerhaeuser common shares exchanged therefor; (iv) in a spin-off, the aggregate tax basis of any WRECO common shares (including fractional shares) issued to Weyerhaeuser shareholders if this exchange offer is undersubscribed (or if Weyerhaeuser determines not to consummate this exchange offer) will be determined by allocating the aggregate tax basis of such Weyerhaeuser shareholder with respect to which the pro rata distribution is made immediately before such distribution between such Weyerhaeuser common shares and the WRECO common shares in proportion to the relative fair market value of each immediately following such distribution; and (v) the holding period of any WRECO common shares received by a Weyerhaeuser shareholder will include the holding period at the time of the consummation of this exchange offer of the Weyerhaeuser common shares with respect to which the WRECO common shares were received.

In general, if the Distribution does not qualify as a tax-free distribution described in Section 355 of the Code, this exchange offer would be treated as a taxable exchange to Weyerhaeuser shareholders who receive WRECO common shares in this exchange offer, which would result in the recognition of capital gain to the extent such proceeds, which will be equal to the fair market value of the shares received, exceed the holder’s basis in its Weyerhaeuser shares. Alternately, the pro rata distribution of WRECO common shares if this exchange offer is undersubscribed (or if Weyerhaeuser determines not to consummate this exchange offer) would be treated as a taxable dividend to Weyerhaeuser shareholders who receive such distribution in an amount equal to the fair market value of the WRECO common shares received, to the extent of such Weyerhaeuser shareholder’s ratable share of Weyerhaeuser’s earnings and profits. In addition, if the Distribution does not qualify as a tax-free distribution described in Section 355, Weyerhaeuser and/or its subsidiaries would have taxable gain, which could result in significant tax to Weyerhaeuser and/or its subsidiaries.

Even if the Distribution were otherwise to qualify as a tax-free distribution described in Section 355 of the Code, the Distribution will be taxable to Weyerhaeuser and/or its subsidiaries (but not to Weyerhaeuser shareholders) pursuant to Section 355(e) of the Code if there is a 50% or greater change in ownership of either Weyerhaeuser, or WRECO (including common stock of TRI Pointe after the consummation of the Merger), directly or indirectly, as part of a plan or series of related transactions that include the Distribution. For this purpose, any acquisitions of Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although Weyerhaeuser, WRECO or TRI Pointe may be able to rebut that presumption. Further, for purposes of this test, the Merger will be treated as part of such a plan, but the Merger standing alone should not cause the Distribution to be taxable to Weyerhaeuser under Section 355(e) of the Code because Weyerhaeuser shareholders will own more than 50% of TRI Pointe common stock following the consummation of the Merger. However, if the IRS were to determine that other acquisitions of Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock, either before or after the Distribution, were part of a plan or series of related transactions that included the Distribution, such determination could result in the recognition of very substantial amount of gain by Weyerhaeuser and/or its subsidiaries under Section 355(e) of the Code, which could result in significant tax to Weyerhaeuser and/or its subsidiaries. In connection with the Covington & Burling Tax Opinion, Weyerhaeuser and TRI Pointe have represented or will represent that the Distribution is not part of any such plan or series of related transactions.

In certain circumstances, under the Tax Sharing Agreement, TRI Pointe will be required to indemnify Weyerhaeuser against any taxes on the Distribution that arise as a result of certain actions or failures to act by TRI Pointe or WRECO after the consummation of the Transactions, certain events involving TRI Pointe’s capital stock or the assets of TRI Pointe, WRECO, or Weyerhaeuser which cause the Distribution to be a taxable event under Section 355(e) of the Code (including the Merger), or any breach by TRI Pointe or by WRECO after the consummation of the Transactions of any representation or covenant made by them in the Tax Sharing Agreement or the Transaction Agreement.

In certain circumstances, under the Tax Sharing Agreement, Weyerhaeuser will be required to indemnify TRI Pointe and WRECO after the consummation of the Transactions against any taxes on the Distribution that arise as a result of certain actions or failures to act by Weyerhaeuser, or any breach by Weyerhaeuser of any representation or covenant made by it or its subsidiaries in the Tax Sharing Agreement or the Transaction Agreement. If Weyerhaeuser or a subsidiary of Weyerhaeuser were to recognize gain on the Distribution, Weyerhaeuser or that subsidiary, as the case may be, would be solely responsible, and would be obligated to indemnify TRI Pointe and WRECO, for any such gain.

If TRI Pointe is required to indemnify Weyerhaeuser, this indemnification obligation would be substantial and could materially and adversely affect TRI Pointe, its business, liquidity, financial condition and results of operations. See “Other Agreements—Tax Sharing Agreement” for a summary of the Tax Sharing Agreement.

The Merger

The obligations of Weyerhaeuser and WRECO, on the one hand, and TRI Pointe and Merger Sub, on the other hand, to consummate the Merger are conditioned, respectively, on Weyerhaeuser’s receipt of the Covington & Burling Tax Opinion and TRI Pointe’s receipt of the Gibson Dunn Tax Opinion, in each case substantially to the effect that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on, among other things, certain representations and assumptions as to factual matters made by Weyerhaeuser, WRECO, TRI Pointe, and Merger Sub. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the opinions. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinion. In addition, the Covington & Burling Tax Opinion and the Gibson Dunn Tax Opinion will be based on current law, and cannot be relied on if current law changes with retroactive effect.

On the basis the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, in general, for U.S. federal income tax purposes: (i) no gain or loss will be recognized by, and no amount will be included in the income of, U.S. holders of WRECO common shares upon the receipt of TRI Pointe common stock in the Merger; (ii) gain or loss will be recognized by holders of WRECO common shares on any cash received in lieu of a fractional share of TRI Pointe common stock in the Merger equal to the difference between the amount of cash received in lieu of the fractional share and the holder’s tax basis in the fractional share of TRI Pointe common stock (determined in the manner described in clause (iii) or (iv), as applicable, of the second paragraph in the section entitled “—The Distribution”; such gain or loss will be long–term capital gain or loss if the holder’s holding period for all of its WRECO common shares (determined in the manner described in clause (v) of the second paragraph in the section entitled “—The Distribution”) is more than one year as of the closing date of Merger, and the deductibility of capital losses is subject to limitations under the Code; (iii) the tax basis of TRI Pointe common stock received in the Merger, including any fractional share of TRI Pointe common stock deemed received, will be the same as the tax basis in the shares of WRECO common shares deemed exchanged therefor; and (iv) the holding period of TRI Pointe common stock received by a holder of WRECO common shares in the Merger will include the holding period of the WRECO common shares exchanged therefor.

Information Reporting and Backup Withholding

U.S. Treasury regulations generally require holders who own at least five percent of the total outstanding Weyerhaeuser common shares and who receive WRECO common shares pursuant to the Distribution and holders who own at least one percent of the total outstanding WRECO common shares and who receive TRI Pointe common stock pursuant to the Merger to attach to his, her or its U.S. federal income tax return for the year in which the Distribution and the Merger occur a detailed statement setting forth certain information relating to the tax-free nature of the Distribution and the Merger, as the case may be. Weyerhaeuser and/or TRI Pointe will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information.

In addition, payments of cash to a holder of WRECO common shares in lieu of fractional shares of TRI Pointe common stock in the Merger may be subject to information reporting, unless the holder provides proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 28%), unless such holder provides a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER UNDER CURRENT LAW AND FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH WEYERHAEUSER SHAREHOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Fees and Expenses

Weyerhaeuser has retained                      to act as the information agent and                      to act as the exchange agent in connection with this exchange offer. The information agent may contact Weyerhaeuser shareholders by mail, e-mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to this exchange offer to beneficial owners. The information agent and the exchange agent each will receive reasonable compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against specified liabilities in connection with their services, including liabilities under the federal securities laws.

None of the information agent or the exchange agent has been retained to make solicitations or recommendations with respect to this exchange offer. The fees they receive will not be based on the number of Weyerhaeuser common shares tendered under this exchange offer.

Weyerhaeuser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Weyerhaeuser common shares under this exchange offer. Weyerhaeuser will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

No broker, dealer, bank, trust company or fiduciary will be deemed to be Weyerhaeuser’s agent or the agent of WRECO, the information agent or the exchange agent for purposes of this exchange offer.

Legal Limitations

This document is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy or sell any Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock in any jurisdiction in which the offer, sale or exchange is not permitted. You will not be able to trade WRECO common shares after the consummation of this exchange offer and prior to the consummation of the Merger or during any other period.

Certain Matters Relating to Non-U.S. Jurisdictions

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of Weyerhaeuser, WRECO or TRI Pointe has taken any action under non-U.S. regulations to facilitate a public offer to exchange Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender Weyerhaeuser common shares in this exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in this exchange offer without the need for Weyerhaeuser, WRECO or TRI Pointe to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. shareholders should consult their advisors in considering whether they may participate in this exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock that may apply in their home countries. None of Weyerhaeuser, WRECO or TRI Pointe can provide any assurance about whether such limitations may exist.

Distribution of Any WRECO Common Shares Remaining after This Exchange Offer

If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. The record date for the pro rata distribution, if any, will be announced by Weyerhaeuser.

Upon consummation of this exchange offer, Weyerhaeuser will irrevocably deliver to the exchange agent a global certificate representing all of the WRECO common shares being distributed by Weyerhaeuser, with irrevocable instructions to hold the WRECO common shares in trust for the holders of Weyerhaeuser common shares validly tendered and not properly withdrawn in this exchange offer and, in the case of a pro rata distribution, Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. TRI Pointe will deposit with the transfer agent for the benefit of persons who received WRECO common shares in this exchange offer certificates or book-entry authorizations representing shares of TRI Pointe common stock, with irrevocable instructions to hold the shares of TRI Pointe common stock in trust for the holders of WRECO common shares.

Upon surrender of the documents required by the transfer agent, duly executed, each former holder of WRECO common shares will receive from the transfer agent in exchange therefor shares of TRI Pointe common stock or cash in lieu of fractional shares, as the case may be. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment. See “This Exchange Offer—Terms of this Exchange Offer—Exchange of Weyerhaeuser Common Shares”.

If this exchange offer is terminated by Weyerhaeuser without the exchange of shares, but the conditions for consummation of the Transactions have otherwise been satisfied, Weyerhaeuser intends to distribute all issued and outstanding WRECO common shares on a pro rata basis to Weyerhaeuser shareholders, with a record date to be announced by Weyerhaeuser.

INFORMATION ON TRI POINTE

Overview

TRI Pointe was founded in April 2009 and is engaged in the design, construction and sale of innovative single-family homes in planned communities in major metropolitan areas located throughout Southern and Northern California and Colorado. As of September 30, 2013, TRI Pointe’s operations consisted of 25 communities, 7 of which are actively selling, containing 1,690 lots under various stages of development in Southern and Northern California and Colorado. Since its formation, TRI Pointe has sold over 900 homes (including fee building projects), a number of which are located in prestigious master planned communities in California, and has forged relationships with several leading national land developers.

Net new home orders for TRI Pointe’s owned projects for the nine months ended September 30, 2013 and the year ended December 31, 2012 were 389 and 204, respectively. For the nine months ended September 30, 2013, TRI Pointe delivered 230 homes from its owned projects for total home sales revenue of $128.1 million. For the year ended December 31, 2012, TRI Pointe delivered 144 homes from its owned projects for total home sales revenue of $77.5 million. The cancellation rates of buyers for TRI Pointe’s owned projects who contracted to buy a home but did not close escrow (as a percentage of overall orders) were 8% and 16% during the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively. The dollar amount of TRI Pointe’s backlog of homes sold but not closed for its owned projects as of September 30, 2013 and December 31, 2012 was $162.7 million and $33.3 million, respectively.

For a more detailed description of the business of TRI Pointe, see the section entitled “Business” included in Appendix A to this document.

TRI Pointe’s Business After the Transactions

The combination of the Real Estate Business with TRI Pointe’s existing business is intended to create a leading national homebuilder with an established presence in some of the most attractive housing markets in the United States. The Transactions, if consummated, will establish TRI Pointe as one of the ten largest homebuilders in the United States based on estimated combined equity market value, assuming TRI Pointe issues 129,700,000 shares of its common stock in the Merger and based on the closing price of its common stock on November 1, 2013.

TRI Pointe expects the Transactions to have the following strategic benefits:

•	Enhanced geographic presence. TRI Pointe will significantly broaden its geographic footprint with the addition of the Real Estate Business, providing entry into high-growth markets that exhibit favorable long-term economic and demographic fundamentals. These markets include Houston, Phoenix and Tucson, Las Vegas, the Washington, D.C. suburbs, Richmond, and the Puget Sound region of Washington State.

•	Deepened California footprint. The addition of Pardee Homes will deepen TRI Pointe’s footprint considerably in key lot-constrained Southern California counties including Los Angeles, San Diego, Riverside, and San Bernardino.

•	Expanded land holdings. As a result of the Transactions, TRI Pointe will increase its land inventory by gaining control of WRECO’s approximately 27,000 lots (excluding lots that are expected to be transferred to Weyerhaeuser and its subsidiaries by WRECO as a result of the REB Transfers). More than 16,000 of these lots are located in lot-constrained California markets. The added land holdings provide optionality for future land and lot sales.

•	Best-in-class management team. In addition to TRI Pointe’s executive management team, TRI Pointe will gain experienced presidents who manage the five homebuilding subsidiaries of WRECO, with substantial industry knowledge and local market expertise. The average homebuilding experience of these presidents exceeds 20 years.

•	Increased market capitalization and liquidity. The Transactions will increase TRI Pointe’s market capitalization and shares outstanding, and improve its access to the capital markets. Additionally, the combined company will benefit from strong margin contribution from WRECO’s assets, which are being transferred at book value.

TRI Pointe’s Liquidity and Capital Resources After the Transactions

As of September 30, 2013, TRI Pointe had total assets of $431.0 million, current liabilities of $25.7 million and debt of $92.5 million. Following the consummation of the Transactions, TRI Pointe’s total assets and liabilities will increase significantly. As of September 30, 2013, on a pro forma basis, TRI Pointe would have had total assets of $2.5 billion, current liabilities of $205.5 million and long-term debt of $1.0 billion. TRI Pointe also expects its cash from operations to increase significantly as a result of the consummation of the Transactions and the integration of WRECO.

TRI Pointe believes that the combination of the Real Estate Business with TRI Pointe’s existing business will result in annualized cost synergies of approximately $15 million in 2014 and approximately $30 million annually thereafter. Synergies are expected to be derived from, among other areas, overhead savings, improved operating efficiencies and growth of ancillary operations, including a mortgage business, as a result of the combination. TRI Pointe expects to incur significant one-time costs in connection with the Transactions, including (i) up to $15 million of Transaction-related fees and expenses, including legal, accounting and other professional fees, but excluding financing-related fees, transition and integration expenses and advisory fees, (ii) approximately $6 million of advisory fees, (iii) approximately $28 million of financing-related fees, and (iv) if the Transactions are consummated, reimbursement of up to $15 million of Transaction-related fees and expenses incurred by Weyerhaeuser, other than advisory fees. These costs may materially and adversely affect TRI Pointe’s liquidity, cash flows and results of operations in the periods in which they are incurred. Additionally, TRI Pointe may have to pay the Adjustment Amount in cash to WNR, as described in “The Transaction Agreement—Payment of Adjustment Amount”. The Adjustment Amount may be material.

Following the consummation of the Transactions, the New Debt will be a debt obligation of WRECO, which will be a wholly owned subsidiary of TRI Pointe, and will be guaranteed by WRECO’s material wholly owned subsidiaries (and after consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions. In addition, subject to ongoing negotiations between TRI Pointe and certain lenders, the Revolving Credit Agreement may be amended, modified or replaced and borrowing availability thereunder or under a new revolving facility may exceed $175 million.

TRI Pointe anticipates that its primary sources of liquidity for working capital and operating activities, including any future acquisitions, will be cash from operations and borrowings under existing debt arrangements, including the Revolving Credit Agreement, or a new credit facility. TRI Pointe expects that these sources of liquidity will be sufficient to make required payments of interest on the outstanding TRI Pointe debt and to fund working capital and capital expenditure requirements. TRI Pointe expects that it will be able to comply with the financial and other covenants of its existing debt arrangements, including the Revolving Credit Agreement, and the covenants under the agreements governing the New Debt.

For more information on WRECO’s and TRI Pointe’s existing sources of liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations for WRECO” and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for TRI Pointe” included in Appendix A to this document.

Directors and Officers of TRI Pointe Before and After the Transactions

Board of Directors

TRI Pointe’s board of directors currently consists of seven directors, Messrs. Sternlicht, Bauer, Perrin, Bronson, Cable, Gilbert and Rogers. The TRI Pointe board of directors has determined that five of its directors, Messrs. Bronson, Cable, Gilbert, Perrin and Rogers, constituting a majority, satisfy the listing standards for independence of the NYSE and Rule 10A-3 under the Exchange Act. Listed below is the biographical information for each person who is currently a member of the board of directors of TRI Pointe.

Barry S. Sternlicht, 53, has been the Chairman of TRI Pointe’s board of directors since January 30, 2013. Prior to TRI Pointe’s conversion into a corporation, he served as Chairman of the board of managers of TPH LLC. Mr. Sternlicht has been the Chairman and Chief Executive Officer of Starwood Capital Group since its formation in 1991. He also has been the Chairman of the Board of Directors and the Chief Executive Officer of Starwood Property Trust (NYSE: STWD), since its formation in 2009. Over the past 23 years, Mr. Sternlicht has structured investment transactions with an asset value of more than $40 billion. From 1995 through early 2005, he was the Chairman and Chief Executive Officer of Starwood Hotels & Resorts Worldwide, Inc., an NYSE-listed company he founded in 1995. Mr. Sternlicht is the Chairman of the Board of Baccarat, S.A. He also serves on the Board of Directors of The Estée Lauder Companies (NYSE: EL) and Restoration Hardware Holdings, Inc. (NYSE: RH). Mr. Sternlicht is a Trustee of Brown University. He serves as Chairman of the Board of The Robin Hood Foundation and is on the boards of the Pension Real Estate Association (PREA), the Real Estate Roundtable, the Dreamland Film & Performing Arts Center, and the Executive Advisory Board of Americans for the Arts Organization. Mr. Sternlicht is a member of the World Presidents Organization. Mr. Sternlicht received his B.A., magna cum laude, with honors from Brown University. He later earned his M.B.A. with distinction from Harvard Business School.

Douglas F. Bauer, 52, has been the Chief Executive Officer and a director of TRI Pointe since January 30, 2013. He was a member of TPH LLC’s board of managers prior to its conversion into a corporation. Prior to forming TPH LLC in April 2009, from 1989 to 2009, Mr. Bauer served in several capacities, including most recently the President and Chief Operating Officer, for William Lyon Homes, an internally managed homebuilding company whose common stock was listed on the NYSE from 1999 until the company was taken private in 2006. His prior titles at William Lyon Homes also included Chief Financial Officer and, prior thereto, President of its Northern California Division. Prior to his 20-year tenure at William Lyon Homes, Mr. Bauer spent seven years at Security Pacific National Bank in Los Angeles, California in various financial positions. Mr. Bauer has more than 25 years of experience in the real estate finance, development and homebuilding industry. Mr. Bauer has been actively involved in both legislative efforts and community enhancement programs through his involvement in the California Building Industry Association and HomeAid Orange County, a charitable organization with the mission of building or renovating shelters for the temporarily homeless, which serves individuals and families who find themselves without shelter due to such factors as domestic violence, job loss, catastrophic illness and crisis pregnancy. Mr. Bauer received his B.A. from the University of Oregon and later received his M.B.A. from the University of Southern California.

J. Marc Perrin, 45, has been a director of TRI Pointe since January 30, 2013. He was a member of TPH LLC’s board of managers prior to its conversion into a corporation. Mr. Perrin is the founder of The Roxborough Group, a real estate investment firm headquartered in San Francisco, California. Previously he was a Managing Director at Starwood Capital Group, a member of the firm’s Investment Committee and was with the firm in various capacities from 1997 until April 2013. While with Starwood Capital Group, from 2000 until his departure, Mr. Perrin led the firm’s investments on the West Coast. Prior to joining Starwood Capital Group, Mr. Perrin was with Salomon Brothers Inc. from 1995 to 1997, where he worked on debt, equity and strategic advisory assignments for real estate industry clients. Prior to his time with Salomon Brothers Inc., Mr. Perrin worked for Bramalea Limited from 1990 to 1993, at the time one of the largest developers in Canada, working in its Southern California residential land development and homebuilding business. Mr. Perrin’s responsibilities included land acquisitions and divestitures as well as entitlements and forward planning. Mr. Perrin is a Trustee of the Urban Land Institute and a former Policy Advisory Board Member of the Fisher Center for Real Estate and Urban Economics at the University of California at Berkeley. Mr. Perrin received his B.A. from the University of California at Berkeley and his M.B.A. from The Anderson School at UCLA.

Richard D. Bronson, 68, has been a director of TRI Pointe since January 30, 2013. Mr. Bronson is Chairman of The Bronson Companies, LLC, a real estate development and investment entity based in Beverly Hills, California and has served in this capacity since the company’s founding in 2001. With involvement in more than 100 shopping centers, casinos, offices, hospitality and residential projects, The Bronson Companies, LLC has partnered with the world’s largest realty interests. Among the company’s signature developments is Hartford, Connecticut’s CityPlace, the tallest office building between Boston and Manhattan. Mr. Bronson served as one of two inside directors of Mirage Resorts, an NYSE-listed company, until it was sold in 2000. Prior to that, Mr. Bronson was President of New City Development, an affiliate of Mirage Resorts, where he oversaw many of the company’s new business initiatives and activities outside Nevada. In 2010, Mr. Bronson co-founded US Digital Gaming, an online gaming technology provider based in Beverly Hills, California, for which he also serves as Chairman. Mr. Bronson serves as Lead Director on the Board of Directors of Starwood Property Trust (NYSE: STWD), and has been a Director since the company’s inception in 2009. Mr. Bronson has also served as Vice President of the International Council of Shopping Centers, an association representing 50,000 industry professionals in more than 80 countries and is a member of the Western Real Estate Business Editorial Board. Mr. Bronson has served on the boards of trustees of numerous organizations including the Forman School in Litchfield, Connecticut and Mt. Sinai Hospital in Hartford, Connecticut. Currently, Mr. Bronson is on the Board of the Neurosurgery Division at UCLA Medical Center and he is a past Chairman of the Board of the Archer School for Girls in Los Angeles.

Wade H. Cable, 65, has been a director of TRI Pointe since January 30, 2013. Mr. Cable is a retired Director, President and Chief Operating Officer of William Lyon Homes, an internally managed homebuilding company whose common stock was listed on the NYSE from 1999 until the company was taken private in 2006. He retired from William Lyon Homes in 2007 and has more than 30 years of experience leading and managing organizations throughout the United States. Prior to his time with William Lyon Homes, he served as Chief Executive Officer, President and Director of The Presley Companies from 1985 to 1999. During his tenure, Mr. Cable took the company public and issued the company’s first bond offering of $200 million in senior subordinated debt. He also acquired the assets of William Lyon Homes and merged the two operations under the William Lyon Homes name. Prior to 1985, Mr. Cable held senior executive leadership positions with Pacific Lighting Real Estate Group and its associated subsidiaries. While there, he led the development of millions of square feet of office, industrial and apartment space throughout the United States while simultaneously leading the acquisition team that acquired The Presley Companies. Following his retirement, Mr. Cable has been a Principal in Cable Capital Ventures, which invests in real estate and other investment opportunities. He has served as a member of the University of Southern California’s Executive Committee for the Lusk Center for Real Estate Development, Chairman of the National Association of Home Builders Multi-Family Council, Chairman of the Board of the Construction Industries Alliance of the City of Hope, Treasurer of the California Coast Chapter of Young Presidents Organization and Director of the Harvard Business School Association of Orange County. He formerly sat on the Board of Directors for the Tiger Woods Learning Center. Mr. Cable received his B.A. from California State University of Long Beach and has completed the Advanced Management program at Harvard Business School.
Steven J. Gilbert, 66, has been a director of TRI Pointe since January 30, 2013. Mr. Gilbert is Chairman of the Board of Gilbert Global Equity Partners, L.P., a billion dollar private equity fund and has served in this capacity since 1998. He is Vice Chairman of MidOcean Equity Partners, LP, and served as the Vice Chairman of Stone Tower Capital from January 2007 until April 2012 and as the Senior Managing Director and Chairman of Sun Group (USA) until 2009. From 1992 to 1997 he was a Founder and Managing General Partner of Soros Capital L.P., the principal venture capital and leveraged transaction entity of the Quantum Group of Funds, and a principal Advisor to Quantum Industrial Holdings Ltd. From 1988 to 1992, he was the Managing Director of Commonwealth Capital Partners, L.P., a private equity investment firm. Prior to that, from 1984 to 1988, Mr. Gilbert was the Managing General Partner of Chemical Venture Partners (now J. P. Morgan Capital Partners), which he founded. Mr. Gilbert was admitted to the Massachusetts Bar in 1970 and practiced law at Goodwin Procter & Hoar in Boston, Massachusetts. He was an associate in corporate finance at Morgan Stanley & Co. from 1972 to 1976, a Vice President at Wertheim & Co., Inc. from 1976 to 1978 and a Managing

Director at E. F. Hutton International from 1978 to 1980. Mr. Gilbert was recently Chairman of the Board of Dura Automotive Systems, Inc., Chairman of CPM Holdings, True Temper Sports and a Director of J. O. Hambro Capital Management Group and the Asian Infrastructure Fund. He is also Senior Advisor to Continental Grain and a Director of MBIA, Inc., an NYSE-listed company (NYSE: MBI), and is a Lead Independent Director of the Empire State Realty Trust Inc. (NYSE: ESRT). Previously, Mr. Gilbert has been a Director of numerous companies, including Monteplier Re, Olympus Trust, Office Depot, Inc., Funk & Wagnalls, Inc., Parker Pen Limited, Piggly Wiggly Southern, Inc., Coast Community News, Inc., GTS-Duratek, Magnavox Electronic Systems Company, UroMed Corporation, Star City Casino Holdings, Ltd., Katz Media Corporation, Airport Group International, Batavia Investment Management, Ltd., Affinity Financial Group, Inc., ESAT Telecom, Ltd., Colep Holding, Ltd., NFO Worldwide, Terra Nova (Bermuda) Holdings, Limited and Veritas-DCG. He was the principal owner, Chairman and Chief Executive Officer of Lion’s Gate Films from 1980 to 1984. Mr. Gilbert is a member of the Council on Foreign Relations and the Global Agenda Council on Capital Flows of the World Economic Forum, a Trustee of the New York University Langone Medical School and a member of the Board of Governors of the Lauder Institute. Mr. Gilbert received his B.A. from the Wharton School at the University of Pennsylvania, his J.D. from the Harvard Law School and his M.B.A. from the Harvard Graduate School of Business.

Thomas B. Rogers, 74, has been a director of TRI Pointe since January 30, 2013. Until his retirement in January 2009, Mr. Rogers served as Executive Vice President in charge of City National Bank’s Southern Region. In that position, he oversaw the delivery of commercial banking, private client and wealth management services to clients throughout Orange County, the greater San Diego area and the Inland Empire. Before joining City National Bank in 2000, Mr. Rogers served for eight years as Senior Vice President and Treasurer of The Irvine Company. Prior to that, Mr. Rogers spent more than 25 years with two major financial institutions. Specifically, he served as Executive Vice President and Division Administrator of Security Pacific National Bank’s Real Estate Industries Group, Southern Division, and prior to that was Senior Vice President and Chief Credit Officer for Security Pacific’s California Corporate Group. His previous banking career also included 15 years with the National Bank of Detroit in corporate lending assignments. In his retirement, Mr. Rogers serves as Chairman of the Board of Directors of Plaza Bank, a community business bank located in Irvine, California. He was appointed to the board of Plaza Bank in June 2009 and elected Chairman in December 2009. He also serves on the Board of Directors of Memorial Health Services, a six hospital, integrated healthcare organization headquartered in Fountain Valley, California. Mr. Rogers received his B.A. in Business Administration from Eastern Michigan University, attended graduate school at Wayne State University in Detroit, and completed the curriculum of the Graduate School of Banking at the University of Wisconsin in Madison and the National Commercial Lending School at the University of Oklahoma.

The Transaction Agreement provides that upon consummation of the Merger, TRI Pointe will increase the size of its board of directors from seven to nine directors, the majority of whom will be independent directors in accordance with NYSE listing requirements. Assuming they are re-elected at the annual meeting, Messrs. Perrin, Bronson and Cable will resign from the board of directors of TRI Pointe on the Closing Date. Messrs. Sternlicht, Bauer, Gilbert and Rogers will continue to serve as directors of TRI Pointe following consummation of the Transactions, and TRI Pointe will appoint Mr. Chris Graham as a director on the Closing Date. Weyerhaeuser will select the remaining four directors. Each of TRI Pointe and Weyerhaeuser will have reasonable approval rights over the directors selected for appointment by the other party, taking into account applicable independence and other NYSE listing requirements.

Christopher Graham, 39, is a Senior Managing Director at Starwood Capital Group, supervising its investments in North America. Mr. Graham is responsible for originating, structuring, underwriting and closing investments in all property types. At Starwood Capital Group, he has managed Starwood Land Ventures and overseen Starwood’s investments in approximately 10,000 residential lots. In addition, he has overseen the acquisition of approximately $300 million of non performing single-family residential loans. Prior to joining Starwood Capital Group in 2002, Mr. Graham was with CB Richard Ellis in Washington, D.C., where he was Director of its Financial Consulting Group for the Eastern Region of the United States. Prior to this role,

Mr. Graham was Associate Director, Eastern Region of CB Richard Ellis’ Investment Properties Group. Mr. Graham also served as a consultant to Lincoln Property Company’s Washington, D.C. office on various asset management, development and acquisition assignments. Mr. Graham received a BBA in finance from James Madison University and an MBA from Harvard Business School.

Weyerhaeuser is in the process of identifying the individuals whom it will select for appointment to the board of directors of TRI Pointe upon consummation of the Merger, and details regarding these individuals will be provided in an amendment to this document.

Executive Officers

The executive officers of TRI Pointe immediately prior to the consummation of the Merger are expected to be the executive officers of TRI Pointe immediately following the consummation of the Merger.

Listed below is the biographical information for each person who is currently an executive officer of TRI Pointe except Mr. Bauer, whose biographical information is listed above.

Thomas J. Mitchell, 53, has served as TRI Pointe’s President, Chief Operating Officer and Secretary since January 30, 2013. Prior to forming TPH LLC in April 2009, from 1988 to 2009, Mr. Mitchell served in several capacities, including most recently Executive Vice President, for William Lyon Homes, an internally managed homebuilding company whose common stock was listed on the NYSE from 1999 until the company was taken private in 2006. Through his various roles within that company, Mr. Mitchell developed a broad background and experience in all aspects of residential construction and land development. Prior to his 20-year tenure at William Lyon Homes, Mr. Mitchell spent over two years with The Irvine Company in their community development group and over two years with Pacific Savings Bank. Throughout his career, Mr. Mitchell has obtained significant experience in land acquisition, land entitlement, land development, project planning, product design, construction operations, project and company finance, sales and marketing, customer satisfaction, and warranty service. Mr. Mitchell served as a member of the board of managers of TPH LLC since 2010. Mr. Mitchell has more than 25 years of experience in the real estate development and homebuilding industry. His accomplishments have been recognized by, among other things, his being awarded the Outstanding Home Design and National Home of the Year awards and being identified by Home Builder Executive as a Top 100 President. In 2004, Mr. Mitchell was awarded the BIA Inland Empire Builder of the Year. Mr. Mitchell received his B.A. from California State University of Long Beach.

Michael D. Grubbs, 55, has served as TRI Pointe’s Chief Financial Officer and Treasurer since January 30, 2013. Prior to forming TPH LLC in April 2009, from 1992 to 2009, Mr. Grubbs served in several capacities, including most recently the Senior Vice President and Chief Financial Officer, for William Lyon Homes, an internally managed homebuilding company whose common stock was listed on the NYSE from 1999 until the company was taken private in 2006. Prior to his 17-year tenure at William Lyon Homes, Mr. Grubbs spent five years at Kenneth Leventhal & Company where he specialized in real estate accounting and over five years at J.C. Penney Company Construction and Real Estate Division which built retail facilities throughout the Western United States. Mr. Grubbs has more than 25 years of experience in residential real estate and homebuilding finance. Mr. Grubbs is a member (inactive) of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants. Mr. Grubbs is also a former member of the Board of Directors for HomeAid Orange County, a charitable organization with the mission of building or renovating shelters for the temporarily homeless, which serves individuals and families who find themselves without shelter due to such factors as domestic violence, job loss, catastrophic illness and crisis pregnancy. He served as Treasurer and committee chair for the Finance Focus Group. Mr. Grubbs received his B.A., magna cum laude, with honors from Arizona State University.

Jeffrey D. Frankel, 39, has served as TRI Pointe’s Senior Vice President and Division President—Northern California since January 30, 2013. Mr. Frankel joined TPH LLC in November 2010 to form the Northern California Division. Since that time, Mr. Frankel has acquired or placed under option or non-binding letter of intent more than 1,200 lots, in the Greater Bay Area and has assembled a team of 39 building professionals. He currently leads his team in all facets of homebuilding, including land acquisition and development, new home construction, purchasing and customer care. To date, his team has successfully opened five new communities in the Northern California area. Prior to joining TPH LLC, Mr. Frankel worked for William Lyon Homes, Bank of America and Comerica Bank, serving in various capacities over his 16 year career in the real estate industry. Mr. Frankel was a Vice President for both Bank of America and Comerica Bank prior to joining William Lyon Homes in 2003, where his focus was primarily on land acquisition and project management. His key responsibilities included pre-development activities, such as acquisition, entitlements, site planning and product development. Mr. Frankel has extensive experience with both single-family and multi-family developments. Mr. Frankel received his B.S. from Santa Clara University.

Matthew P. Osborn, 43, has served as TRI Pointe’s Senior Vice President and Division President—Colorado since January 30, 2013. Mr. Osborn joined TPH LLC in August 2012 to lead the startup of the Colorado Division. Prior to that time, Mr. Osborn was the President and Chief Operating Officer of Village Homes, a Colorado community builder, since its inception in January 2010. Prior to his role with Village Homes, Mr. Osborn served for over 15 years in various capacities for Village Homes of Colorado, Inc., including Planning Director, Vice President of Marketing Operations, Senior Vice President of Home Building Operations, and President, and served as one of its Directors from 2004 to October 2012. During his management tenure at Village Homes of Colorado, Inc., the organization was recognized locally and nationally for its outstanding business practices, expanded its operations into Northern Colorado and several markets in the Mountains and Western Slope of Colorado and was awarded Community of the Year five consecutive years, from 2002 to 2006. In 2009, Village Homes of Colorado, Inc. filed for protection from creditors under the U.S. Bankruptcy Code. Mr. Osborn also was instrumental in the formation of the new homebuilding entity operating under the Village Homes name. He was a member of the Board of Directors of the Home Builders Association of Metropolitan Denver from 2004 to 2009 and was President of the Association in 2008. He has previously been a member of the Urban Land Institute and was the Assistant Chair of the Residential Neighborhood Development Council (Gold Flight) from 2006 to 2008. Mr. Osborn received his B.A. from Boston College and his M.B.A. from the University of Denver.

Compensation of TRI Pointe’s Directors and Officers; Certain Relationships

For information regarding the compensation of TRI Pointe’s directors and officers, see the section entitled “Executive Compensation” included in Appendix A to this document. For information regarding certain relationships and related transactions, see the section entitled “Certain Relationships and Related Party Transactions” included in Appendix A to this document. For information regarding compensation committee interlocks and insider participation, if any, see the section entitled “Compensation Committee Interlocks and Insider Participation” included in Appendix A to this document.

INFORMATION ON WEYERHAEUSER

Weyerhaeuser is one of the world’s largest private owners of timberlands. Weyerhaeuser owns or controls nearly seven million acres of timberlands, primarily in the U.S., and manages another 13.9 million acres under long-term licenses in Canada. It manages these timberlands on a sustainable basis in compliance with internationally recognized forestry standards. Weyerhaeuser is also one of the largest manufacturers of wood and specialty cellulose fibers products, and through WRECO it develops real estate, primarily as a builder of single-family homes. Weyerhaeuser is a real estate investment trust (REIT). Its business segments are timberlands (which includes logs, chips and timber), wood products (which includes softwood lumber, plywood, veneer, oriented strand board (OSB), hardwood lumber, engineered lumber, raw materials and building materials distribution), cellulose fibers (which includes fluff pulp, liquid packaging board, and paper products) and real estate. Weyerhaeuser generated revenues of $6.3 billion during the nine months ended September 30, 2013 and $7.1 billion during the year ended December 31, 2012.

For a more detailed description of the business of Weyerhaeuser, see Weyerhaeuser’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and Weyerhaeuser’s Annual Report on Form 10-K for the year ended December 31, 2012, each of which has been incorporated by reference into this document. See “Where You Can Find More Information; Incorporation by Reference”.

INFORMATION ON WRECO

Overview

WRECO is primarily engaged in the design, construction and sale of single-family homes in California, Texas, Arizona, Washington, Nevada, Maryland and Virginia. In 2012, WRECO was a top 20 U.S. homebuilder as measured by annual single-family home deliveries. WRECO’s core markets are Southern California, Houston, Phoenix and Tucson, the Puget Sound region of Washington State, Las Vegas, Richmond, and the Washington, D.C. suburbs. In addition, WRECO is a developer of master planned communities, which include residential lots for its own use, lots for sale to other homebuilders, and the sale of commercial and multi-family properties, primarily in Southern California.

Headquartered in Washington, WRECO was founded in 1970 as a subsidiary of Weyerhaeuser. WRECO conducts its operations through five homebuilding subsidiaries: Maracay Homes LLC (“Maracay”), Pardee Homes (“Pardee”), The Quadrant Corporation (“Quadrant”), Trendmaker Homes, Inc. (“Trendmaker”) and Winchester Homes, Inc. (“Winchester”). Each homebuilding subsidiary is managed by a president who has substantial industry knowledge and local market expertise. The average homebuilding experience of these presidents exceeds 20 years.

WRECO believes that it has acquired a reputation for building quality homes. This reputation has positioned its homebuilding subsidiaries as preferred local brands that offer an extensive collection of detached and attached home designs for a variety of market segments ranging from entry level to move-up to luxury homes. In recent years, WRECO has introduced complementary brands and broadened its product offerings to expand existing, and enter into new, core markets. Further, in some of its markets, WRECO offers the option to build homes on lots owned by others. As a result, WRECO builds across a variety of base sales prices, ranging from approximately $150,000 to more than $2 million, and home sizes, ranging from approximately 1,000 to 6,500 square feet.

WRECO’s broad product offerings and local brand power are fundamental to positioning its homebuilding operations with land sellers. WRECO has forged relationships with regional and national land developers based on its market-driven product offerings, excellent reputation and record of customer satisfaction. As a result, WRECO has the flexibility to pursue a wide range of land acquisition opportunities in support of homebuilding strategies appropriate for each of its markets.

WRECO combines its land development expertise with its homebuilding operations to increase the flexibility of its business by developing residential lots for its own use or sale to other homebuilders, and controlling the scheduled delivery of lots to meet market demand. Most of WRECO’s land positions are located in supply constrained markets with historically strong housing demand, diverse employment and desirable quality of life characteristics. Land acquisition and entitlement are highly regulated and complex in most of WRECO’s core markets, including California, Maryland and Washington. Consequently, WRECO relies on its knowledge of local markets and operating history with local, state and federal regulators to obtain necessary land development and home construction approvals.

Historical Business Relationship with Weyerhaeuser

Weyerhaeuser indirectly owns all of the issued and outstanding WRECO common shares and will own these shares until the Distribution occurs. WRECO has purchased certain products from Weyerhaeuser on market terms and conditions. WRECO has no obligation to purchase from Weyerhaeuser, nor is it dependent upon Weyerhaeuser to provide, these products. WRECO’s historical consolidated financial statements include allocations of certain Weyerhaeuser corporate general and administrative expenses. WRECO’s management believes the assumptions and methodologies underlying the allocation of corporate general and administrative expenses are reasonable. However, these expenses may not be indicative of the actual level of expense that would have been incurred by WRECO if it had operated as an independent company or of expenses expected to be incurred in the future. These allocated expenses relate to various services that have historically been provided to WRECO by Weyerhaeuser, including corporate governance, cash management and other treasury services, administrative services (such as government relations, tax, employee payroll and benefit administration, internal audit, legal, accounting, human resources and equity-based compensation plan administration), lease of office space, aviation services and insurance coverage. For the nine months ended September 30, 2013 and 2012, WRECO incurred $18.0 million and $14.3 million, respectively, of allocated corporate general and administrative expenses from Weyerhaeuser. During the years ended December 31, 2012, 2011 and 2010, WRECO incurred $20.5 million, $17.3 million and $16.0 million, respectively, of allocated corporate general and administrative expenses from Weyerhaeuser. See Note 11 to WRECO’s audited consolidated financial statements included elsewhere in this document for further information regarding the allocated corporate general and administrative expenses.

Operating Activities: Single-Family Housing and Non-Single-Family

WRECO’s operations consist of single-family housing and non-single-family, including the sale of land, lots and other operations. The following table sets forth WRECO’s revenues by operating activity for the nine months ended September 30, 2013 and 2012 and for each of the last five years:

Revenues (dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)
Single-family home sales	$744,598	$550,151	$870,596	$768,071	$842,080	$833,041	$1,297,131
Non-single-family	42,621	112,377	199,710	69,674	79,757	71,100	110,343

Total	$787,219	$662,528	$1,070,306	$837,745	$921,837	$904,141	$1,407,474

The following table sets forth WRECO’s revenues by operating activity on a percentage basis for the nine months ended September 30, 2013 and 2012 and for each of the last five years:

Percentage of Revenues by Operating Activity

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Single-family home sales	95%	83%	81%	92%	91%	92%	92%

Non-single-family:
Residential lots	4%	1%	4%	6%	3%	5%	3%
Acreage	1%	15%	10%	2%	3%	3%	4%
Commercial acreage	0%	1%	4%	0%	1%	0%	0%
Rental operations/other	0%	0%	1%	0%	2%	0%	1%

Total non-single-family	5%	17%	19%	8%	9%	8%	8%

Total	100%	100%	100%	100%	100%	100%	100%

Single-Family Housing

The following table sets forth WRECO’s single-family homes delivered by homebuilding subsidiary and by state for the nine months ended September 30, 2013 and 2012 and for each of the last five years:

Single-Family Homes Delivered

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Maracay
Arizona	272	258	389	221	223	305	314
Pardee
California	492	243	431	381	525	446	613
Nevada	241	136	250	204	279	223	345

Total Pardee	733	379	681	585	804	669	958

Quadrant
Washington	256	287	415	340	478	579	1,091
Trendmaker
Texas	439	376	477	453	420	406	573
Winchester
Maryland	110	81	168	142	74	71	95
Virginia	57	91	184	171	126	147	157

Total Winchester	167	172	352	313	200	218	252

Total WRECO	1,867	1,472	2,314	1,912	2,125	2,177	3,188

The following table sets forth WRECO’s single-family home sales revenue by homebuilding subsidiary and by state for the nine months ended September 30, 2013 and 2012 and for each of the last five years:

Single-Family Home Sales Revenue (dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)
Maracay
Arizona	$81,210	$67,407	$103,222	$59,836	$57,747	$74,539	$95,398
Pardee
California	209,427	120,472	200,112	203,328	284,064	234,446	343,086
Nevada	76,873	38,269	70,471	51,767	73,872	64,100	114,668

Total Pardee	286,300	158,741	270,583	255,095	357,936	298,546	457,754

Quadrant
Washington	78,347	82,552	121,311	95,733	128,941	157,079	327,919
Trendmaker
Texas	193,322	155,214	199,933	175,378	166,030	161,989	238,538
Winchester
Maryland	70,787	47,437	91,478	86,686	53,244	46,874	78,224
Virginia	34,632	38,800	84,069	95,343	78,182	94,014	99,298

Total Winchester	105,419	86,237	175,547	182,029	131,426	140,888	177,522

Total WRECO	$744,598	$550,151	$870,596	$768,071	$842,080	$833,041	$1,297,131

Land Acquisition Strategy

WRECO’s land acquisition strategy for its single-family housing operations focuses on the acquisition and development of entitled parcels that can be absorbed within approximately 12 to 48 months from the start of sales depending on the characteristics of each market. This strategy mitigates development and market cycle risk while maintaining an inventory of owned and controlled lots sufficient to meet demand in light of available land, developer channels, the entitlement environment and other factors specific to each market.

In markets with higher barriers to entry and a more challenging entitlement environment, such as Southern California, WRECO’s land strategy includes the acquisition of unentitled and undeveloped land for the development of master planned communities where it can add value through the entitlement and development process. Completion of these master planned communities can take up to ten years or longer depending on a number of factors including the length of time necessary to obtain entitlements.

WRECO’s ability to identify, acquire and develop land in desirable locations and on favorable terms is critical to achieving its land strategy. WRECO believes its expertise and experience in land acquisition, entitlement and development is important to its success. WRECO uses its extensive relationships with land sellers, developers of master planned communities, other homebuilders, brokers and investors to acquire attractive land parcels to support its growth.

WRECO’s acquisition process generally includes the following steps to mitigate acquisition, development and market cycle risk:

•	due diligence on the land parcel prior to committing to the acquisition;

•	limiting acquisitions to land parcels that are consistent with the specific value proposition, market focus, and regional land strategy of the homebuilding subsidiary acquiring the land parcel;

•	review of entitlements, other governmental approvals, and title;

•	environmental and soils review;

•	review of market studies;

•	preparation of detailed budgets for all cost and revenue categories; and

•	utilization of options, joint ventures or other land acquisition arrangements.

All land acquisitions are subject to review and approval by WRECO’s land committee consisting of its chief executive officer, executive vice-president, chief investment officer, controller and general counsel.

Land Position

WRECO acquires land pursuant to purchase contracts and option contracts, typically at fixed prices. Option contracts may require refundable or non-refundable deposits, which vary by transaction, and authorize, but do not obligate, WRECO to acquire the land. The term within which WRECO can exercise its option varies by transaction and the acquisition closing is often contingent upon the completion of necessary entitlement approvals or the completion of infrastructure improvements. Depending upon the transaction, WRECO may acquire all of the land at one time or it may have the right to acquire a specified number of lots over agreed upon intervals.

The following table summarizes the lots owned and controlled by homebuilding subsidiary as of September 30, 2013.

Lots Owned and Controlled by Homebuilding Subsidiary

	Owned	Controlled(1)	Total
Maracay	793	1,647	2,440
Pardee(2)	17,615	835	18,450
Quadrant	859	496	1,355
Trendmaker	623	1,116	1,739
Winchester	2,210	1,185	3,395

Total	22,100	5,279	27,379

(1)	Lots controlled include lots under purchase agreements or option contracts, but exclude lots subject to non-binding agreements such as letters of intent. There can be no assurance that WRECO will acquire these lots on the terms or timing anticipated, or at all, or that WRECO will proceed to build and sell homes on any of these lots.
(2)	Excludes lots that are expected to be transferred to Weyerhaeuser and its subsidiaries by WRECO as a result of the REB Transfers. See “The Transaction Agreement—Transfers of Certain Assets and Assumption of Certain Liabilities”.

WRECO’s current inventory of owned and controlled lots represents approximately 10.1 years of supply based on the number of homes delivered during the last 12 months (from October 2012 through September 2013), excluding non-single-family land or lot sales. The following table sets forth years of supply by homebuilding subsidiary based on the number of homes delivered during the last 12 months (from October 2012 through September 2013), excluding non-single-family land or lot sales:

Years of Supply by Homebuilding Subsidiary

Years
Maracay	6.1
Pardee(1)	17.8
Quadrant	3.5
Trendmaker	3.2
Winchester	9.8

(1)	Excludes lots that are expected to be transferred to Weyerhaeuser and its subsidiaries by WRECO as a result of the REB Transfers. See “The Transaction Agreement—Transfers of Certain Assets and Assumption of Certain Liabilities”.

Design, Construction and Procurement

WRECO’s homebuilding subsidiaries tailor their product lines to the local architectural styles found in each core market. The product offering in each community takes into account the land design plan, consumer preferences, competitive positioning, regulatory requirements and costs for land, development and home construction.

In most of WRECO’s communities, a minimum of three home plans are offered for sale, each with different architecture and exterior treatment. WRECO’s homebuilding subsidiaries develop new home designs to replace or refresh existing plans to reflect current consumer preferences.

WRECO’s homebuilding subsidiaries design their homes, specify components and supervise the construction activity provided by subcontractors that they have pre-qualified based on a number of factors including quality and safety. The scope of their on-site construction supervision includes scheduling and coordinating subcontractor work, monitoring quality and safety practices and ensuring compliance with contractual requirements and relevant building codes. WRECO does not directly employ tradespeople such as carpenters, electricians, plumbers, and roofers. Subcontractors are required to provide indemnities, warranties and evidence of insurance.

Construction of a home typically starts after a homebuyer has selected a lot and home design, executed a purchase contract and received preliminary mortgage approval. Construction may also begin prior to contract execution to satisfy anticipated market demand for completed homes and to facilitate efficient construction scheduling. The duration of the home construction process is generally between three and six months. The time required for home construction is influenced by weather, availability of materials and subcontractors, construction complexity and timeliness of governmental inspections.

WRECO has approximately 100 national purchasing contracts with well-established suppliers of appliances, heating, ventilation and air conditioning systems, insulation, lumber, siding and roofing material, paint, plumbing and lighting fixtures, among other building materials. These contractual relationships allow WRECO to leverage its purchasing power through a combination of attractive pricing, model home discounts, rebates and, in certain circumstances, retroactive pricing upon contract renewal. Each of WRECO’s homebuilding subsidiaries elects whether to opt into these national purchasing contracts based on its needs. These national purchasing contracts collectively cover approximately 20% to 30% of the total construction cost of a typical house. Some of these national purchasing contracts have allocation protection provisions during periods of supply shortages and allow for cooperative marketing.

WRECO purchases product from Weyerhaeuser pursuant to national purchasing contracts and through other channels, in all cases on market terms and conditions. WRECO has no obligation to purchase from Weyerhaeuser, nor is it dependent upon Weyerhaeuser to provide, these products.

Sales and Marketing

WRECO preliminarily develops marketing plans, including product, pricing and promotion strategies, during the feasibility stage of a proposed land acquisition. Specific strategies are refined after land acquisition and adjusted for market and competitive conditions expected at the time of community opening. Homes are sold by employed community sales personnel who review with the homebuyers the mortgage financing options, local community amenities and the features and benefits of each home design, including available options and upgrades. A new home order is reported when a purchase contract has been executed by the homebuyer, approved by the homebuilding subsidiary and secured by a cash deposit, subject to cancellation. Single-family home sales revenue is recognized when title and possession have been transferred to the homebuyer.

Most WRECO communities have model homes for potential homebuyers to tour and view available design options, product upgrades and color selections. The number and type of design options vary with the size and base sales price of the home and range from adding additional electrical outlets to converting a room or finishing a basement. Product upgrades include, among other things, flooring, cabinet, appliance, lighting and plumbing fixture choices. In certain base sales price segments, WRECO also offers its homebuyers the opportunity to customize their home with specific design modifications, including structural changes. Options and product upgrades represent sources of incremental revenue and profit above base sales prices.

WRECO advertises directly to potential customers through the Internet and in newspapers, brochures, newsletters and trade publications. Brand and community specific websites are used to advertise community locations, home designs and base sales price ranges.

Purchase contracts entered into between WRECO and its homebuyers typically require a deposit, the amount of which varies by market and community. Homebuyers may be required to increase the amount of the deposit depending on the options and upgrades selected. If a homebuyer cancels its purchase contract, the deposit may be either retained by WRECO or returned to the homebuyer, depending on the reason for cancellation and statutory requirements.

Warranty Programs

WRECO’s homebuilding subsidiaries offer customer care and limited warranty service programs that generally provide for one to two years of coverage for defects in workmanship and materials, including roofing, electrical, plumbing and heating, ventilation and air conditioning systems, and up to ten years for foundation and major structural components. In addition, certain home systems and appliances are warranted directly to the homebuyer by the manufacturer or passed through to the homebuyer by WRECO’s homebuilding subsidiaries. Some of its homebuilding subsidiaries’ warranty programs are backed by a third-party home warranty company. Generally, warranties are transferable to homebuyers who purchase their homes from the original homebuyers, subject to the same program rules as agreed to by the original homebuyer, including arbitration of disputes that cannot be resolved between the homebuyer and WRECO’s homebuilding subsidiaries. In some states, additional statutory warranties and notice and opportunity to cure requirements also may exist.

WRECO’s homebuilding subsidiaries contract their home construction to subcontractors who generally provide them with an indemnity and a warranty and, therefore, claims relating to workmanship and materials are generally the primary responsibility of their subcontractors. Certain warranty obligations of Pardee are insured. WRECO establishes warranty reserves in an amount it believes are adequate to cover expected costs of labor and material during warranty periods.

There can be no assurance, however, that (i) the terms and limitations of the limited warranty will be effective against claims made by homebuyers, (ii) insurance or third party home warranty coverage can be renewed or renewed at reasonable rates, (iii) the homebuilding subsidiaries will not be liable for damages, the cost of repairs, and/or the expense of litigation surrounding possible construction defects, soil subsidence or expansion, or building related claims or (iv) claims will not arise out of events or circumstances not covered by insurance and not subject to effective indemnification agreements with their subcontractors.

Sustainability

WRECO’s homebuilding subsidiaries have been recognized as leaders in sustainable homebuilding. As an example, Pardee has been a pioneer in sustainable practices for production builders since 2001, earning multiple awards over the years including the “Green Building Corporate Advocate of the Year” by the National Association of Home Builders in 2010. Each homebuilding subsidiary offers a comprehensive package of value-oriented sustainable features and options under the “Living Smart” brand to reduce energy and water usage, utilize sustainable and recycled materials and improve air quality.

Non-Single-Family

WRECO also engages in non-single-family operations, including the sale of land, lots and other operations. Other operations include the development and sale of commercial and multi-family properties and the development and sale of property for civic uses, such as parks and school sites. Most of the commercial, multi-family and civic use properties developed and sold by WRECO are part of master planned communities.

The following table sets forth WRECO’s non-single-family revenue by homebuilding subsidiary and by state for the nine months ended September 30, 2013 and 2012 and for each of the last five years:

Non-Single-Family Revenue (dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)
Maracay
Arizona	$—	$—	$—	$—	$100	$7,518	$32,121
Pardee
California	32,985	8,361	85,906	49,182	48,055	16,597	43,896
Nevada	—	—	—	—	—	21,785	—

Total Pardee	32,985	8,361	85,906	49,182	48,055	38,382	43,896

Quadrant
Washington	9,636	3,390	6,474	6,701	15,035	12,252	25,306
Trendmaker
Texas	—	98,463	98,463	10,388	14,837	6,628	4,090
Winchester
Maryland	—	2,163	8,642	2,653	980	6,320	2,130
Virginia	—	—	225	—	750	—	2,800

Total Winchester	—	2,163	8,867	2,653	1,730	6,320	4,930

Corporate and other	—	—	—	750	—	—	—

Total WRECO	$42,621	$112,377	$199,710	$69,674	$79,757	$71,100	$110,343

The variability in non-single-family revenue from period to period is a function of market conditions, volume of land sold, land use (for example, residential, retail, commercial or civic use), macroeconomic factors (such as the recent global financial crisis) and land condition (for example, undeveloped, partially developed or ready for construction). In certain circumstances, land sales agreements may provide for payments to be made over a period of more than one year with such obligations secured by the underlying land with a first deed of trust or mortgage. Non-single-family revenue is recognized when required down payments have been received, there is no substantial continuing involvement with the real estate and all other criteria for sale and profit recognition are satisfied.

WRECO Homebuilding Subsidiaries

Maracay: Arizona

Maracay was founded in 1994 and purchased by WRECO in 2006. It is primarily engaged in the design, construction and sale of single-family homes in the Phoenix and Tucson markets. Maracay operates in the premium first-time homebuyer and move-up market segments. Maracay’s land strategy centers on acquiring entitled partially developed or finished lots in standalone and master planned communities.

Maracay has received multiple awards for excellence in home design. In 2011, Maracay was named Builder of the Year by the Southern Arizona Home Builders Association.

Net new home orders for the nine months ended September 30, 2013 and for the full year ended 2012 were 419 and 420, respectively. For the nine months ended September 30, 2013, Maracay’s operations consisted of 12 average selling communities compared to 10 average selling communities for the full year ended December 31, 2012. For the nine months ended September 30, 2013, Maracay delivered 272 homes for single-family home sales revenue of $81.2 million. For the full year ended 2012, Maracay delivered 389 homes for total single-

family home sales revenue of $103.2 million. The dollar amount of backlog for homes sold but not closed as of September 30, 2013 and December 31, 2012 was approximately $81.3 million and $24.8 million, respectively. As of September 30, 2013, Maracay owned and controlled 2,440 lots.

Pardee: Southern California and Nevada

Pardee, the largest of WRECO’s homebuilding subsidiaries, was founded in 1921 and purchased by Weyerhaeuser in 1969. It is primarily engaged in the design, construction and sale of single-family homes and the development of master planned communities in its core markets of Southern California and Las Vegas. Pardee operates in the entry-level, move-up and luxury home market segments.

Pardee has developed multiple award-winning master planned communities and home designs, including Alta Del Mar in San Diego, named by Pacific Coast Builders Conference as the “Best Residential Project of the Year—Detached Product” in 2013.

Pardee’s land strategy in its core market of Southern California includes the acquisition of unentitled and undeveloped land for master planned communities where it can add value through the entitlement and development process. Residential lots in its master planned communities are either absorbed internally for its own use or sold to other homebuilders. Pardee’s Southern California land strategy also includes generating revenue through the development and sale of commercial, multi-family and civic use properties, such as parks and school sites. Most of the commercial, multi-family and civic use properties sold by WRECO are part of master planned communities. Pardee’s land strategy in Nevada centers on acquiring entitled partially developed or finished lots in standalone and master planned communities.

Net new home orders for the nine months ended September 30, 2013 and for the full year ended 2012 were 963 and 915, respectively. For the nine months ended September 30, 2013, Pardee’s operations consisted of 18 average selling communities compared to 17 average selling communities for the full year ended December 31, 2012. For the nine months ended September 30, 2013, Pardee delivered 733 homes for single-family home sales revenue of $286.3 million. For the full year ended 2012, Pardee delivered 681 homes for total single-family home sales revenue of $270.6 million. The dollar amount of backlog for homes sold but not closed as of September 30, 2013 and December 31, 2012 was approximately $265.0 million and $129.8 million, respectively. As of September 30, 2013, Pardee owned and controlled 16,485 and 1,965 lots in California and Nevada, respectively, for a total of 18,450 lots owned and controlled, excluding lots that are expected to be transferred to Weyerhaeuser and its subsidiaries by WRECO as a result of the REB Transfers. See “The Transaction Agreement—Transfers of Certain Assets and Assumption of Certain Liabilities”.

Quadrant: Washington

Quadrant was founded in 1959 and acquired by Weyerhaeuser in 1969. It is primarily engaged in the design, construction and sale of single-family homes in the Puget Sound region of Washington State. Quadrant operates in the move-up, urban infill and luxury market segments. Quadrant’s land strategy centers on acquiring entitled partially developed or finished lots in standalone and master planned communities.

During 2012, in response to changing market dynamics, Quadrant introduced complementary brands and broadened its product offerings to expand existing, and enter into new, core markets. Quadrant repositioned its market focus from a value-oriented product branded as “More House, Less Money” to a move-up product line branded as “Built Your Way.” Additionally, Quadrant launched two complementary brands to expand its market reach: Evoke (progressive contemporary home designs with home prices starting from $780,900) and New Urban Innovations (urban in-fill townhomes with home prices estimated to start from $330,000).

For the second consecutive year in 2012, Quadrant received the Guild Quality award for exceptional customer satisfaction among homebuilders and remodelers.

Net new home orders for the nine months ended September 30, 2013 and for the full year ended 2012 were 286 and 413, respectively. For the nine months ended September 30, 2013, Quadrant’s operations consisted of 12 average selling communities compared to 11 average selling communities for the full year ended December 31, 2012. For the nine months ended September 30, 2013, Quadrant delivered 256 homes for single-family home sales revenue of $78.3 million. For the full year ended 2012, Quadrant delivered 415 homes for total single-family home sales revenue of $121.3 million. The dollar amount of backlog for homes sold but not closed as of September 30, 2013 and December 31, 2012 was approximately $49.8 million and $30.3 million, respectively. As of September 30, 2013, Quadrant owned and controlled 1,355 lots.

Trendmaker: Texas

Trendmaker was founded in 1971 and was purchased by WRECO in 1980. It is primarily engaged in the design, construction and sale of single-family homes in its core market of Houston. Trendmaker operates in the premium move-up market segment. Additionally, Trendmaker offers the option to build homes on lots owned by customers through two complementary brands: Texas Casual Cottages (rural styled homes with base sales prices starting from $250,000 targeted to recreational and second home owners in the Texas Hill Country) and Avanti Custom Homes (custom homes with base sales prices starting from $500,000). Trendmaker’s land strategy is primarily focused on acquiring partially developed or finished lots in Houston’s most desirable master planned communities. Trendmaker also develops land for its own use and for sale to other homebuilders.

For the third consecutive year in 2012, Trendmaker was the top award winning builder from the Greater Houston Builders Association for multiple advertising and marketing categories.

Net new home orders for the nine months ended September 30, 2013 and for the full year ended 2012 were 526 and 522, respectively. For the nine months ended September 30, 2013, Trendmaker’s operations consisted of 16 average selling communities compared to 14 average selling communities for the full year ended December 31, 2012. For the nine months ended September 30, 2013, Trendmaker delivered 439 homes for single-family home sales revenue of $193.3 million. For the full year ended 2012, Trendmaker delivered 477 homes for total single-family home sales revenue of $199.9 million. The dollar amount of backlog for homes sold but not closed as of September 30, 2013 and December 31, 2012 was approximately $114.9 million and $70.3 million, respectively. As of September 30, 2013, Trendmaker owned and controlled 1,739 lots.

Winchester: Maryland and Virginia

Winchester was founded by WRECO in 1979. It is primarily engaged in the design, construction and sale of single-family homes in the Washington, DC suburbs and, more recently, the Richmond market of Virginia. Winchester operates in the move-up and custom home market segments, and is distinguished in the market through its “Your Home. Your Way.” customization program. Winchester’s land strategy centers on acquiring entitled undeveloped, partially developed or finished lots in standalone and master planned communities.

Winchester offers two complementary brands to broaden its product offerings: Everson (contemporary home designs with pre-programmed options and base sale prices starting from $359,900) and Camberley (design/build custom home plans with base sales prices starting from $619,900).

Winchester has received multiple awards for excellence in home design and customer satisfaction. In 2013, Winchester was named High Volume Builder of the Year for the seventh consecutive year by The Maryland-National Capital Building Industry Association for excellence in scheduling, supervision, engineering, quality control and ethics.

Net new home orders for the nine months ended September 30, 2013 and for the full year ended 2012 were 334 and 389, respectively. For the nine months ended September 30, 2013, Winchester’s operations consisted of 20 average selling communities compared to 16 average selling communities for the full year ended

December 31, 2012. For the nine months ended September 30, 2013, Winchester delivered 167 homes for single-family home sales revenue of $105.4 million. For the full year ended 2012, Winchester delivered 352 homes for total single-family home sales revenue of $175.5 million. The dollar amount of backlog for homes sold but not closed as of September 30, 2013 and December 31, 2012 was approximately $196.2 million and $85.5 million, respectively. As of September 30, 2013, Winchester owned and controlled 2,336 and 1,059 lots in Maryland and Virginia, respectively, for a total of 3,395 lots owned and controlled.

Competition

WRECO operates in a very competitive environment that is characterized by competition from other homebuilders and land developers in each market in which it currently operates. There are relatively low barriers to entry into WRECO’s homebuilding business. WRECO competes with numerous national and regional homebuilding or development companies and with smaller local homebuilders and land developers for, among other things, customers, desirable land parcels, financing, raw materials and skilled management and labor resources. WRECO also competes with the resale, or “previously owned,” home market, the size of which has increased significantly due to the large number of homes that have been foreclosed on due to the recent economic downturn or that could be offered for sale due to other reasons. WRECO may be at a competitive disadvantage with respect to larger competitors who are more geographically diversified or better capitalized than WRECO, as these competitors may be better able to withstand any future regional downturn in the housing market. Due to historical and other factors, some competitors may have a competitive advantage in marketing their products, securing materials and labor at lower prices and allowing their homes to be delivered to customers more quickly and at more favorable prices. See “Risk Factors—Risks Related to TRI Pointe’s Industry and Business—The homebuilding industry is highly competitive, and if TRI Pointe’s competitors are more successful or offer better value to TRI Pointe’s customers, its business could decline”.

Regulatory, Environmental, and Health and Safety Matters

Regulatory

WRECO is subject to numerous local, state and federal statutes, ordinances, rules and regulations concerning zoning, land development, building design, construction and similar matters, including those that limit the number of homes that can eventually be built within the boundaries of a particular property or locality. In a number of WRECO’s markets, there has been an increase in state and local legislation authorizing the acquisition of land as dedicated open space, mainly by governmental, quasi-public and non-profit entities. In addition, WRECO is subject to various licensing, registration and filing requirements in connection with the construction, advertisement and sale of homes. The impact of these laws may increase overall costs and may delay the opening of communities or cause WRECO to conclude that development of particular communities is not economically feasible, even if any or all governmental approvals were obtained. WRECO also may be subject to periodic delays or may be precluded entirely from developing communities due to building moratoriums in one or more of its core markets. Generally, building moratoriums relate to insufficient water or sewage facilities or inadequate road capacity.

In order to secure certain approvals in some geographic areas, WRECO may be required to provide affordable housing at below market rental or sales prices. The impact on WRECO’s business depends on how the various state and local governments in those areas implement their programs for affordable housing. To date, these restrictions have not had a material impact on WRECO’s operations and have existed generally only in California and Maryland. See “Risk Factors—Risks Related to TRI Pointe’s Industry and Business—Government regulations and legal challenges may delay the start or completion of TRI Pointe’s existing and future communities, increase its expenses or limit its building or other activities, which could have a negative impact on its results of operations”.

Environmental

WRECO is required to comply with federal, state and local environmental statutes, ordinances, rules and regulations concerning the protection of public health and the environment. These laws and regulations include requirements during the land development and home construction processes, including for the protection of flora, fauna and wetlands, management of storm water and dust, protection of archeological and historical artifacts, and those which require a current or previous owner or operator of real property to bear the costs of removal or remediation of hazardous or toxic substances on, under, or in a property. These hazardous waste laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to properly remediate, may adversely affect the owner’s ability to borrow by using the real property as collateral or to affect the ultimate sale to a homebuyer or other homebuilder. A person who arranges for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of any substance at a disposal or treatment facility, whether or not the facility is or ever was owned or operated by that person. Environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials in buildings acquired by WRECO in the development of new communities, into the environment, and third parties may seek recovery for personal injuries caused by hazardous materials from owners of real property that contain hazardous materials. Failure to comply with these environmental laws may result in the imposition of substantial fines and penalties, or result in substantial project delays. Complying with these environmental laws may result in delays, may cause WRECO to incur substantial compliance and other costs, and may prohibit or severely restrict development in certain environmentally sensitive regions or areas. WRECO’s land acquisition and development processes and on-site material management requirements are designed to mitigate these risks.

WRECO is subject to certain regulatory actions and litigation related to environmental matters, none of which currently is expected by WRECO’s management to materially and adversely affect WRECO’s consolidated business, financial condition, results of operations or cash flows.

As part of the land acquisition due diligence process, WRECO utilizes environmental assessments to identify environmental conditions that may exist on potential acquisition properties. Environmental site assessments conducted at WRECO’s properties have not revealed any environmental liability or compliance concerns that WRECO believes would materially and adversely affect WRECO’s consolidated business, financial condition, results of operations or cash flows, nor is WRECO aware of any material environmental liability or concerns.

WRECO manages compliance with federal, state, and local environmental requirements, including environmental regulations related to hazardous waste and toxic materials, endangered and protected species, storm water, dust, surface water and wetlands, cultural and historical resources, at the homebuilding subsidiary level with assistance from the corporate legal department and local consultants and attorneys. See “Risk Factors—Risks Related to TRI Pointe’s Industry and Business—TRI Pointe is subject to environmental laws and regulations that may impose significant costs, delays, restrictions or liabilities”.

Health and Safety

WRECO is committed to providing a safe and healthy environment for its employees, subcontractors, customers and the general public. That commitment is maintained through a health and safety training and audit system that includes employee education, subcontractor orientations, subcontractor compliance with minimum on-site safety standards and practices, and on-site auditing. WRECO maintains a “safety council” led by a senior homebuilding subsidiary executive with participation by safety-responsible managers from each homebuilding subsidiary and supported by WRECO’s general counsel. The safety council shares best practices, distributes information about regulatory changes in health and safety, and debriefs on health and safety incidents occurring in WRECO offices and on its job sites. The safety council plays an important role in promoting WRECO’s commitment to continuous improvement in health and safety. All of WRECO’s employees must complete an assigned curriculum of online health and safety courses each year. These courses vary according to job responsibility. For example, groups such as construction and field personnel are required to attend additional training programs such as the Occupational Safety and Health Administration (“OSHA”) ten-hour course, First-Aid and CPR. See “Risk Factors—Risks Related to TRI Pointe’s Industry and Business—A major health and safety incident relating to TRI Pointe’s business could be costly in terms of potential liabilities and reputational damage”.

Legal Proceedings

WRECO and its homebuilding subsidiaries are involved in claims and legal proceedings incidental to the ordinary course of their businesses. Certain of the claims and legal proceedings are covered by insurance or the contractual warranties, indemnities or insurance of others. See “—Single-Family Housing—Warranty Programs”. In some of these legal proceedings substantial monetary damages are sought. These claims and legal proceedings principally allege design or construction defects, or both, in homes purchased by customers or in the communities in which the homes are built (including the alleged use of defective products manufactured by others and incorporated into the homes and communities of WRECO’s homebuilding subsidiaries), while others allege personal injury or property damage in the homes or communities built by WRECO’s homebuilding subsidiaries. Additional claims and legal proceedings include contract, environmental, title, land use (including land development permitting and entitlement) and intellectual property matters, including claims alleging inadequate disclosures to homebuyers. While the results of any current or future claims or legal proceedings are unpredictable, presently WRECO management believes that, in the aggregate, the disposition of these matters will not materially and adversely affect WRECO’s consolidated business, financial condition, results of operations or cash flows.

Employees

As of September 30, 2013, WRECO and its homebuilding subsidiaries had 729 employees. WRECO considers its employee relations to be good. No employees are covered by a collective bargaining agreement.

Properties

WRECO’s corporate headquarters are located at Weyerhaeuser’s offices in Federal Way, Washington. A portion of Weyerhaeuser’s lease payments for such office space is part of the allocated corporate general and administrative expenses. Each of WRECO’s homebuilding subsidiaries also leases its own office space.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR WRECO

You should read the following in conjunction with the sections of this document entitled “Risk Factors”, “Cautionary Statement on Forward-Looking Statements”, “Selected Historical and Pro Forma Financial and Operating Data” and “Information on WRECO” and WRECO’s historical consolidated financial statements and related notes thereto included elsewhere in this document.

WRECO is primarily engaged in the design, construction and sale of single-family homes in California, Texas, Arizona, Washington, Nevada, Maryland and Virginia. In 2012, WRECO was a top 20 U.S. homebuilder as measured by annual single-family home deliveries. WRECO’s core markets are Southern California, Houston, Phoenix and Tucson, the Puget Sound region of Washington State, Las Vegas, Richmond and the Washington, D.C. suburbs. In addition, WRECO is a developer of master planned communities, which include residential lots for its own use, lots for sale to other homebuilders, and the sale of commercial and multi-family properties, primarily in California.

Headquartered in Washington, WRECO was founded in 1970 as a subsidiary of Weyerhaeuser. WRECO conducts its operations through five subsidiaries: Maracay, Pardee, Quadrant, Trendmaker and Winchester.

Basis of Presentation

The consolidated financial statements of WRECO included in this document, which are discussed below, include 100% of WRECO’s assets, liabilities, revenues, expenses and cash flows as well as those of its wholly owned subsidiaries and other entities that it controls. For each of the periods presented, WRECO was a wholly owned subsidiary of Weyerhaeuser. The financial information included in this discussion may not necessarily reflect WRECO’s financial position, results of operations and cash flows in the future or what WRECO’s financial position, results of operations and cash flows would have been had WRECO been an independent company during the periods presented.

WRECO’s historical consolidated financial information does not reflect changes that WRECO expects to experience as a result of the Transactions, including the REB Transfers and changes in the financing, operations, cost structure and personnel needs of its business. See “The Transaction Agreement—Transfers of Certain Assets and Assumption of Certain Liabilities”. The historical consolidated financial statements include allocations of certain Weyerhaeuser corporate general and administrative expenses. WRECO’s management believes the assumptions and methodologies underlying the allocation of corporate general and administrative expenses are reasonable. However, these expenses may not be indicative of the actual level of expense that would have been incurred by WRECO if it had operated as an independent company or of expenses expected to be incurred in the future. These allocated expenses relate to various services that have historically been provided to WRECO by Weyerhaeuser, including corporate governance, cash management and other treasury services, administrative services (such as government relations, tax, employee payroll and benefit administration, internal audit, legal, accounting, human resources and equity-based compensation plan administration), lease of office space, aviation services and insurance coverage. For the nine months ended September 30, 2013 and 2012, WRECO incurred $18.0 million and $14.3 million, respectively, of allocated corporate general and administrative expenses from Weyerhaeuser. During the years ended December 31, 2012, 2011 and 2010, WRECO incurred $20.5 million, $17.3 million and $16.0 million, respectively, of allocated corporate general and administrative expenses from Weyerhaeuser. See Note 11 to WRECO’s Consolidated Financial Statements included elsewhere in this document for further information regarding allocated corporate general and administrative expenses.

In addition, as part of WRECO’s historical cash management strategy as a subsidiary of Weyerhaeuser, WRECO has a revolving promissory note payable to Weyerhaeuser that will be extinguished in connection with the Transactions. The total amount outstanding under the promissory note was $832.2 million as of September 30, 2013, and $689.6 million and $568.7 million as of December 31, 2012 and 2011, respectively. WRECO paid Weyerhaeuser interest on the unpaid balance for the nine months ended September 30, 2013 and

2012 at rates per annum of 1.88% and 1.93%, respectively. For the year ended December 31, 2012, 2011 and 2010, the rates per annum were 1.92%, 0.62% and 0.62%, respectively. Interest incurred for the nine months ended September 30, 2013 and 2012 was $11.4 million and $8.8 million, respectively. Interest incurred for the year ended December 31, 2012, 2011 and 2010 was $12.8 million, $3.4 million and $4.2 million, respectively.

The accompanying unaudited condensed consolidated financial statements and the audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and with the instructions to Form 10-Q and Article 10 of Regulation S-X.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements and the audited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and equity, disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Accordingly, actual results can and do differ materially from these estimates.

Results of Operations

WRECO discusses its results of operations in terms of single-family housing and non-single-family operations. Below are definitions to aid in the discussion of its results:

“Single-family housing” refers to operations related to the sale, construction and delivery of single-family homes. Single-family homes include both attached and detached products.

“Non-single-family” operations include the sale of land, lots and other operations. Other operations include the development and sale of commercial and multi-family properties and the development and sale of property for civic uses, such as parks and school sites.

“Absorption rate” refers to the rate at which new home orders are contracted, net of cancellations, in relation to the average number of active selling communities during the period.

The historical financial data presented below are not necessarily indicative of the results expected for any future period.

Consolidated Financial Data (dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
Revenues:
Single-family home sales	$744,598	$550,151	$870,596	$768,071	$842,080
Non-single-family	42,621	112,377	199,710	69,674	79,757

Total revenues	787,219	662,528	1,070,306	837,745	921,837

Costs and expenses:
Single-family home cost	(584,683)	(434,808)	(690,578)	(589,574)	(641,437)
Non-single-family cost	(33,138)	(100,860)	(121,357)	(39,224)	(53,975)
Impairments and related charges, homebuilding	(1,245)	(2,915)	(3,591)	(11,019)	(14,744)
Sales and marketing	(65,436)	(53,108)	(78,022)	(71,587)	(82,052)
General and administrative	(57,113)	(49,156)	(75,583)	(71,348)	(74,470)
Restructuring	(3,451)	(2,114)	(2,460)	(2,801)	(2,880)

Operating income	42,153	19,567	98,715	52,192	52,279
Other income (expense), net	1,906	(296)	914	2,080	33,592

Earnings from continuing operations before income taxes	44,059	19,271	99,629	54,272	85,871
Income tax expense	(15,732)	(7,169)	(38,910)	(19,333)	(33,742)

Earnings from continuing operations	28,327	12,102	60,719	34,939	52,129
Discontinued operations, net of income taxes	384	207	762	589	4,656

Net earnings	28,711	12,309	61,481	35,528	56,785
Less: net earnings attributable to noncontrolling interests	—	—	—	—	(1,507)

Net earnings attributable to common shareholder	$28,711	$12,309	$61,481	$35,528	$55,278

Comparing the Nine Months Ended September 30, 2013 and 2012

Single-Family Net New Home Orders

	Nine Months Ended September 30,		Increase (Decrease)
	2013	2012	Amount	%
Maracay	419	351	68	19%
Pardee	963	665	298	45%
Quadrant	286	360	(74)	(21)%
Trendmaker	526	419	107	26%
Winchester	334	303	31	10%

Total	2,528	2,098	430	20%

Cancellation rate	14%	15%		(1)%

Net new home orders for the nine months ended September 30, 2013 increased 430, or 20%, to 2,528 compared to 2,098 during the same period in 2012. The period over period increase in net new home orders was primarily due to an increase in WRECO’s average selling community count to 78 communities from 69 for the nine months ended September 30, 2012. WRECO’s absorption rate increased to 3.6 net new orders per month for the nine months ended September 30, 2013 compared to 3.4 net new orders per month for the same period in the prior year. Net new home orders increased at Pardee by 298, or 45%, compared to the same period in the prior year. The increase at Pardee resulted from a 13% increase in its average selling community count, as well as a 29% increase in its average monthly absorption rate to 5.9 net new orders per month from 4.6 net new orders per month for the same period in the prior year, reflecting improving market conditions primarily in the Inland Empire (Riverside County) and the Los Angeles/Ventura markets. The overall increase in net new home orders was partially offset by a decrease at Quadrant of 74, or 21%, compared to the same period in the prior year as a result of the delayed opening of new selling locations in the current year period due to later than expected delivery of finished lots by land sellers, as well as a decrease in the absorption rate to 2.6 per month in the nine months ended September 30, 2013 from 3.3 per month in the same period in 2012.

The increase in net new home orders positively affects the number of homes in backlog, which are homes that will close in future periods. As new home orders and backlog increase, it has a positive effect on revenues and cash flow in future periods. WRECO’s cancellation rate of homebuyers who contracted to buy a home but did not close escrow (as a percentage of overall orders) was 14% for the nine months ended September 30, 2013 as compared to 15% during the same period in 2012.

Average Selling Communities

	Nine Months Ended September 30,		Increase (Decrease)
	2013	2012	Amount	%
Maracay	12	11	1	9%
Pardee	18	16	2	13%
Quadrant	12	12	—	0%
Trendmaker	16	14	2	14%
Winchester	20	16	4	25%

Total	78	69	9	13%

Selling communities at end of the period	88	65	23	35%

WRECO’s homebuilding subsidiaries opened 44 new communities and closed 18 during the nine months ended September 30, 2013. The average number of selling communities increased to 78 for the nine months ended September 30, 2013 from 69 for the nine months ended September 30, 2012. The number of selling communities as of September 30, 2013 was 88 compared to 65 as of September 30, 2012.

The increase in selling communities reflects the net effect of new community openings and community closings that occur throughout the year. The average number of selling communities for the period is also affected by the timing of new community openings and community closings. Maracay opened ten new communities and closed two during the nine months ended September 30, 2013, ending the period with 15 selling communities. Pardee opened ten new communities and closed nine during the nine months ended September 30, 2013, ending the period with 19 selling communities. Quadrant opened seven new communities and closed one during the nine months ended September 30, 2013, ending the period with 14 selling communities. Trendmaker opened three new communities and closed one during the nine months ended September 30, 2013, ending the period with 16 selling communities. Winchester opened 14 new communities and closed five during the nine months ended 2013, ending the period with 24 selling communities.

Backlog Units

	September 30,		Increase (Decrease)
	2013	2012	Amount	%
Maracay	238	153	85	56%
Pardee	541	363	178	49%
Quadrant	129	174	(45)	(26)%
Trendmaker	245	156	89	57%
Winchester	282	209	73	35%

Total	1,435	1,055	380	36%

Backlog units reflect the number of homes, net of actual cancellations experienced during the period, for which the homebuilding subsidiary has entered into a purchase contract with a customer but for which it has not yet delivered the home. The increase in backlog units of 380 homes was driven primarily by the 20% increase in net new home orders during the nine months ended September 30, 2013 as compared to the same period in 2012. Backlog units at any given time may fluctuate based on the absorption rate, timing of new community openings, and other factors, but typically will increase as net new home orders increase. The overall change in backlog units was comprised of increases for all homebuilding subsidiaries due to increased order volume as compared with the same period in the prior year, with the exception of Quadrant, which decreased by 45 units or 26%. Quadrant’s decrease in the number of backlog units was primarily attributable to the 21% decrease in its net new home orders in the nine months ended September 30, 2013 as compared to the same period in 2012.

Backlog Dollar Value (dollars in thousands)

	September 30,		Increase (Decrease)
	2013	2012	Amount	%
Maracay	$81,300	$41,414	$39,886	96%
Pardee	264,984	142,695	122,289	86%
Quadrant	49,755	53,373	(3,618)	(7)%
Trendmaker	114,862	68,455	46,407	68%
Winchester	196,219	109,236	86,983	80%

Total	$707,120	$415,173	$291,947	70%

The dollar value of backlog increased $291.9 million, or 70%, to $707.1 million as of September 30, 2013 from $415.2 million as of September 30, 2012. The increase in the dollar value of backlog as of September 30, 2013 reflects an increase in the number of homes in backlog noted above as well as an increase in the average sales price of homes in backlog of $99,000, or 25%, to $493,000 as of September 30, 2013 compared to $394,000 as of September 30, 2012. The increase in average sales price of homes in backlog is attributable to the introduction of new products with larger square footage at higher prices in newly opened selling communities and higher prices at existing communities from price increases. The increase in the dollar value of backlog described above generally results in an increase in operating revenues in subsequent periods.

At Maracay, the dollar value of backlog increased 96% to $81.3 million as of September 30, 2013 from $41.4 million as of September 30, 2012, which is attributable to a 56% increase in the number of homes in backlog and a 26% increase in the average sales price of homes in backlog to $342,000 as of September 30, 2013 compared to $271,000 as of September 30, 2012. The increase in the average sales price in backlog is due to changes in product mix resulting from the new selling communities opened during the first nine months of 2013 compared with the same period in 2012.

At Pardee, the dollar value of backlog increased 86% to $265.0 million as of September 30, 2013 from $142.7 million as of September 30, 2012, which is attributable to a 49% increase in the number of homes in backlog and a 25% increase in the average sales price of homes in backlog to $490,000 as of September 30, 2013 compared to $393,000 as of September 30, 2012. The increase in the average sales price in backlog is due to changes in product mix reflecting a shift to higher priced products in San Diego and Las Vegas in the nine-months ended September 30, 2013.

At Quadrant, the dollar value of backlog decreased 7% to $49.8 million as of September 30, 2013 from $53.4 million as of September 30, 2012, which is attributable to a 26% decrease in the number of homes in backlog, partially offset by a 26% increase in the average sales price of homes in backlog to $386,000 as of September 30, 2013 compared to $307,000 as of September 30, 2012. The increase in the average sales price in backlog is due to higher prices in new selling communities, as a result of shifting Quadrant’s market focus from value-oriented products to move-up products.

At Trendmaker, the dollar value of backlog increased 68% to $114.9 million as of September 30, 2013 from $68.5 million as of September 30, 2012, which is attributable to a 57% increase in the number of homes in backlog and a 7% increase in the average sales price of homes in backlog to $469,000 as of September 30, 2013 compared to $439,000 as of September 30, 2012. The increase in the average sales price in backlog is consistent with the overall improvement in the housing market during the first nine months of 2013 as compared with the same period in the prior year.

At Winchester, the dollar value of backlog increased 80% to $196.2 million as of September 30, 2013 from $109.2 million as of September 30, 2012, which is attributable to a 35% increase in the number of homes in backlog and a 33% increase in the average sales price of homes in backlog to $696,000 as of September 30, 2013 compared to $523,000 as of September 30, 2012. The increase in the average sales price in backlog was the result of a shift in product mix to newer selling communities with larger square footage, as well as increased net new home orders for detached homes as compared with net new home orders for attached homes.

New Homes Delivered

	Nine Months Ended September 30,		Increase (Decrease)
	2013	2012	Amount	%
Maracay	272	258	14	5%
Pardee	733	379	354	93%
Quadrant	256	287	(31)	(11)%
Trendmaker	439	376	63	17%
Winchester	167	172	(5)	(3)%

Total	1,867	1,472	395	27%

New homes delivered increased by 395, or 27%, to 1,867 for the nine months ended September 30, 2013 compared to the same period in 2012, primarily attributable to an 80% increase in the number of homes in backlog as of December 31, 2012 as compared to December 31, 2011 and a 20% increase in net new home orders for the nine months ended September 30, 2013, as compared with the nine months ended September 30, 2012. The 93% increase in new homes delivered by Pardee is attributable to a 49% increase in the number of homes in backlog as of September 30, 2013 as compared to September 30, 2012 and a 45% increase in net new home orders for the nine months ended September 30, 2013, as compared with the nine months ended September 30, 2012. The decrease in new homes delivered by Quadrant is consistent with the decrease in net new home orders over the same periods.

Average Sales Price of Homes Delivered (dollars in thousands)

	Nine Months Ended September 30,		Increase (Decrease)
	2013	2012	Amount	%
Maracay	$299	$261	$38	15%
Pardee	$391	$419	$(28)	(7)%
Quadrant	$306	$288	$18	6%
Trendmaker	$440	$413	$27	7%
Winchester	$631	$501	$130	26%

Total	$399	$374	$25	7%

The average sales price of homes delivered increased $25,000, or 7%, to $399,000 for the nine months ended September 30, 2013 compared to $374,000 for the nine months ended September 30, 2012. The increase was across all homebuilding subsidiaries, except for Pardee, where a change in the product mix of homes delivered in California resulted in a lower average sales price in 2013 compared to 2012. In California, the proportion of homes delivered in the lower priced Inland Empire market increased in the nine months ended September 30, 2013 as compared with the nine months ended September 30, 2012, whereas the proportion of homes delivered in the higher priced San Diego market decreased between the same periods. The 26% increase in average sales price of homes delivered for Winchester for the nine months ended September 30, 2013 as compared with the same period in the prior year was the result of a shift in mix to newer communities with larger square footage, as well as a shift in the product mix toward detached versus attached homes.

The variability in the number of new homes delivered, single-family home sales revenue and the average sales price of homes delivered from period to period in each respective market is due to a variety of factors, including, but not limited to: (i) local supply and demand patterns, (ii) the number of selling communities, (iii) the availability of lots in each community and (iv) macroeconomic factors. In addition to these factors, the variability in single-family home sales revenue and average sales price of homes delivered is due to changes in product type or mix, for example, between first-time homebuyer or move-up market segments and detached or attached products.

Single-Family Home Sales Revenue (dollars in thousands)

	Nine Months Ended September 30,		Increase (Decrease)
	2013	2012	Amount	%
Maracay	$81,210	$67,407	$13,803	20%
Pardee	286,300	158,741	127,559	80%
Quadrant	78,347	82,552	(4,205)	(5)%
Trendmaker	193,322	155,214	38,108	25%
Winchester	105,419	86,237	19,182	22%

Total	$744,598	$550,151	$194,447	35%

Single-family home sales revenue increased $194.4 million, or 35%, to $744.6 million for the nine months ended September 30, 2013 compared to $550.2 million for the nine months ended September 30, 2012. The increase was primarily attributable to: (i) an increase in revenue of $147.7 million due to a 27% increase in the number of homes delivered to 1,867 for the nine months ended September 30, 2013 from 1,472 for the same period in 2012, and (ii) an increase in revenues of $46.7 million related to a $25,000 increase in the average sales price of homes delivered to $399,000 for the nine months ended September 30, 2013 from $374,000 for the same period in 2012.

Single-Family Gross Margin Percentage

	Nine Months Ended September 30,		Increase (Decrease)
	2013	2012
Maracay	17.0%	17.5%	(0.5)%
Pardee	24.8%	27.4%	(2.6)%
Quadrant	17.2%	10.9%	6.3%
Trendmaker	20.8%	20.0%	0.8%
Winchester	19.4%	19.8%	(0.4)%

Total	21.4%	20.5%	0.9%

Adjusted single-family gross margin percentage (1)	23.8%	23.1%	0.7%

(1)	Non-GAAP financial measure (discussed below).

Single-family gross margin represents single-family home sales revenue less single-family home costs and impairments of single-family homebuilding inventory. Costs of single-family homes increased $149.9 million, or 34.5%, to $584.7 million for the nine months ended September 30, 2013 from $434.8 million for the nine months ended September 30, 2012. The increase was primarily due to a 27% increase in the number of homes delivered and a change in the product mix of homes delivered. Overall, WRECO’s single-family gross margin percentage increased to 21.4% for the nine months ended September 30, 2013 as compared to 20.5% for the same period in 2012 due to more favorable product mix from new selling communities and the implementation of price increases at rates that exceeded cost increases. Quadrant’s single-family gross margin percentage increased 6.3% as a result of year over year price increases due to a shift in market focus from value-oriented products to move-up products and due to lower impairment charges in the nine months ended September 30, 2013 as compared to the same period in 2012. Pardee’s single-family gross margin percentage decreased due to a shift in volume to lower margin homes in Inland Empire from higher margin homes in San Diego.

Excluding impairments of single-family homebuilding inventory assets and related assets and interest included in single-family home costs, adjusted single-family gross margin percentage was 23.8% for the nine months ended September 30, 2013, compared to 23.1% for the same period in 2012. Adjusted single-family gross margin is a non-GAAP financial measure. WRECO believes this information is meaningful to investors because it isolates the collective impact of these impairment and interest charges on single-family gross margin and permits investors to make better comparisons with WRECO’s competitors, who adjust gross margins in a similar fashion.

The following table reconciles this non-GAAP financial measure to single-family gross margin, the nearest GAAP equivalent (dollars in thousands):

	Nine Months Ended September 30,
	2013	% of Revenue	2012	% of Revenue
Single-family home sales revenue	$744,598	100.0%	$550,151	100.0%
Single-family home cost	(584,683)	(78.5)%	(434,808)	(79.0)%
Impairments of single-family homebuilding inventory	(922)	(0.1)%	(2,817)	(0.5)%

Single-family gross margin	158,993	21.4%	112,526	20.5%
Add: Impairments of single-family homebuilding inventory	922	0.1%	2,817	0.5%
Add: Interest amortization in single-family home cost	17,055	2.3%	11,718	2.1%

Adjusted single-family gross margin	$176,970	23.8%	$127,061	23.1%

Single-family gross margin percentage	21.4%		20.5%

Adjusted single-family gross margin percentage	23.8%		23.1%

Non-Single-Family Operations (dollars in thousands)

	Nine Months Ended September 30,
	2013	% of Revenue	2012	% of Revenue
Non-single-family revenue	$42,621	100.0%	$112,377	100.0%
Non-single-family cost	(33,138)	(77.7)%	(100,860)	(89.7)%
Impairments of non-single-family inventory and related assets	(323)	(0.8)%	(98)	(0.1)%

Non-single-family gross margin	$9,160	21.5%	$11,419	10.2%

Non-single-family revenue for the nine months ended September 30, 2013 was $42.6 million, primarily related to the sale of residential lots in Southern California and Washington, as well as one school site in Southern California. Non-single-family revenue for the nine months ended September 30, 2012 included the sale of Cross Creek Ranch, a 3,200 acre master-plan community in Houston for approximately $100 million. The balance of the non-single-family revenue during the 2012 period was primarily related to the sale of residential lots in Southern California.

Non-single-family gross margin represents non-single-family revenue less non-single-family cost. For the nine months ended September 30, 2013, non-single-family gross margin was $9.2 million compared to $11.4 million for the same period in 2012. Non-single-family gross margin can vary by transaction due to a number of factors including property use (for example, residential, multi-family, commercial or civic use), regulatory approval status (for example, unentitled, tentative approval or final approval), property condition (for example, undeveloped, partially developed or finished ready for construction), on-site and off-site improvement requirements (for example, utilities or transportation) and local market demand/supply dynamics.

Sales and Marketing Expense (dollars in thousands)

	Nine Months Ended September 30,		Increase (Decrease)
	2013	2012	Amount	%
Homebuilding subsidiaries:
Maracay	$8,187	$6,281	$1,906	30%
Pardee	23,661	17,671	5,990	34%
Quadrant	9,254	9,601	(347)	(4)%
Trendmaker	14,632	12,314	2,318	19%
Winchester	9,302	6,841	2,461	36%
Corporate and other	400	400	—	0%

Total	$65,436	$53,108	$12,328	23%

Sales and marketing expense increased $12.3 million, or 23%, to $65.4 million for the nine months ended September 30, 2013 from $53.1 million for the same period in 2012. The increase in sales and marketing expense is primarily attributable to variable costs, such as sales commissions and closing costs, related to a 27% increase in the number of homes delivered, and additional expenses associated with 44 new community openings during the nine months ended September 30, 2013, an increase of 69% over the same period in 2012. Pardee sales and marketing expense comprised the most significant portion of the overall period over period increase due to a 93% increase in the number of homes delivered and an 80% increase in single-family home sales revenue. Sales and marketing expense was 8.8% and 9.7% of total single-family home sales revenue for the nine months ended September 30, 2013 and 2012, respectively.

General and Administrative Expense (dollars in thousands)

	Nine Months Ended September 30,		Increase (Decrease)
	2013	2012	Amount	%
Homebuilding subsidiaries
Maracay	$3,394	$2,653	$741	28%
Pardee	12,588	11,401	1,187	10%
Quadrant	4,553	3,997	556	14%
Trendmaker	4,405	3,834	571	15%
Winchester	4,954	4,199	755	18%
Corporate and other	27,219	23,072	4,147	18%

Total	$57,113	$49,156	$7,957	16%

General and administrative expense increased $8.0 million, or 16%, to $57.1 million for the nine months ended September 30, 2013 from $49.2 million for the same period in 2012. For the nine months ended September 30, 2013 and 2012, WRECO incurred $18.0 million and $14.3 million, respectively, of allocated corporate general and administrative expenses from Weyerhaeuser. General and administrative expense as a percentage of total single-family home sales revenue was 7.7% and 8.9% for the nine months ended September 30, 2013 and 2012, respectively.

Other Income (Expense), Net

Other income for the nine months ended September 30, 2013 totaled $1.9 million compared with other expense of $0.3 million for the nine months ended September 30, 2012. The $2.2 million increase is primarily attributable to a $1.9 million decrease in interest expense and a $1.3 million increase in interest income on outstanding notes receivables, partially offset by a $1.5 million decrease in earnings from unconsolidated entities.

Interest incurred for the nine months ended September 30, 2013 totaled $16.3 million, of which $14.1 million was capitalized to inventory in process of construction or development, including both real estate under development and land under development, leaving $2.2 million not eligible for capitalization that was expensed. Interest incurred for the nine months ended September 30, 2012 totaled $21.3 million, of which $17.2 million was capitalized to inventory in process of construction or development, leaving $4.1 million not eligible for capitalization that was expensed. The period over period decrease in total interest incurred was the result of lower average outstanding debt.

Income Tax Expense

Income tax expense increased 119% to $15.7 million for the nine months ended September 30, 2013 from $7.2 million for the same period in 2012, primarily as a result of a 129% increase in earnings from continuing operations before taxes. WRECO’s estimated effective income tax rate, excluding discrete items, was 36.2% for the nine months ended September 30, 2013 and 36.6% for the nine months ended September 30, 2012. Excluded from the calculation of WRECO’s effective income tax rate for 2013 was a $0.4 million benefit for the 2012 Energy Efficiency Credit that was not extended retroactively into law until the American Taxpayer Relief Act of 2012 was enacted in January 2013.

Net Earnings Attributable to Common Shareholder

As a result of the foregoing factors, net earnings attributable to common shareholder for the nine months ended September 30, 2013 were $28.7 million compared with $12.3 million for the nine months ended September 30, 2012.

Lots Owned and Controlled

WRECO acquires land pursuant to purchase contracts and option contracts, typically at fixed prices. Option contracts may require refundable or non-refundable deposits, which vary by transaction, and permit, but do not obligate, WRECO to acquire the land. The term within which WRECO can exercise its option varies by transaction and the closing of the acquisition is often contingent upon the completion of necessary entitlement or infrastructure improvements. Depending upon the transaction, WRECO may acquire all of the land at one time or it may have the right to acquire a specified number of lots over agreed upon intervals. The following table summarizes lots owned and controlled by homebuilding subsidiary as of September 30, 2013 and September 30, 2012:

	As of September 30,		Increase (Decrease)
	2013	2012	Amount	%
Lots owned
Maracay	793	699	94	13%
Pardee (1)	28,301	30,641	(2,340)	(8)%
Quadrant	859	1,018	(159)	(16)%
Trendmaker	623	480	143	30%
Winchester	2,210	1,870	340	18%

Total	32,786	34,708	(1,922)	(6)%

Lots controlled (2)
Maracay	1,647	939	708	75%
Pardee (1)	57,248	56,798	450	1%
Quadrant	496	392	104	27%
Trendmaker	1,116	338	778	230%
Winchester	1,185	1,407	(222)	(16)%

Total	61,692	59,874	1,818	3%

Total lots owned and controlled	94,478	94,582	(104)	0%

(1)	Includes 10,686 lots owned and 56,413 lots controlled that are expected to be transferred to Weyerhaeuser and its subsidiaries by WRECO as a result of the REB Transfers. See “The Transaction Agreement – Transfers of Certain Assets and Assumption of Certain Liabilities”.
(2)	Lots controlled include lots under purchase agreements or option contracts, but excludes lots subject to non-binding agreements such as letters of intent. There can be no assurance that WRECO will acquire these lots on the terms or timing anticipated, or at all, or that WRECO will proceed to build and sell homes on any of these lots.

Comparing the Years Ended December 31, 2012 and 2011

Single-Family Net New Home Orders

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Amount	%
Maracay	420	242	178	74%
Pardee	915	545	370	68%
Quadrant	413	353	60	17%
Trendmaker	522	481	41	9%
Winchester	389	281	108	38%

Total	2,659	1,902	757	40%

Cancellation rate	15%	16%		(1)%

Net new home orders for the year ended December 31, 2012 increased 757, or 40%, to 2,659 compared to 1,902 during the same period in 2011. The year over year increase was driven by higher net new home order activity among all homebuilding subsidiaries, with the most significant increases occurring at Maracay and Pardee. The absorption rate for Maracay increased 91% to 3.5 net new home orders per month for the year ended December 31, 2012, from 1.8 net new home orders per month for the year ended December 31, 2011, while the absorption rate for Pardee increased 68% to 4.5 net new orders per month for the year ended December 31, 2012 from 2.7 net new home orders per month for the year ended December 31, 2011, as a result of improved market conditions in both Arizona and California.

WRECO’s cancellation rate was 15% for the year ended December 31, 2012 as compared to 16% during the same period in 2011.

Average Selling Communities

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Amount	%
Maracay	10	11	(1)	(9)%
Pardee	17	17	—	0%
Quadrant	11	15	(4)	(27)%
Trendmaker	14	15	(1)	(7)%
Winchester	16	13	3	23%

Total	68	71	(3)	(4)%

Selling communities at end of the year	62	66	(4)	(6)%

WRECO’s homebuilding subsidiaries opened 28 new communities and closed 32 during the year ended December 31, 2012. The average number of selling communities was 68 for the year ended December 31, 2012, a slight decrease from 71 for the year ended December 31, 2011. The number of selling communities at the end of the year was 62 as of December 31, 2012 compared to 66 as of December 31, 2011.

The decrease in selling communities reflects the net effect of new community openings and community closings that occur throughout the year. The average number of selling communities for the period is also affected by the timing of new community openings and community closings. Maracay opened three new communities and closed seven in 2012, ending the year with seven selling communities. Pardee opened 11 new communities and closed six in 2012, ending the year with 18 selling communities. Quadrant opened five new communities and closed 10 in 2012, ending the year with eight selling communities. Trendmaker opened two new communities and closed three in 2012, ending the year with 14 selling communities. Winchester opened seven new communities and closed six in 2012, ending the year with 15 selling communities.

Backlog Units

	December 31,		Increase (Decrease)
	2012	2011	Amount	%
Maracay	91	60	31	52%
Pardee	311	77	234	304%
Quadrant	99	101	(2)	(2)%
Trendmaker	158	113	45	40%
Winchester	115	78	37	47%

Total	774	429	345	80%

The increase in backlog units of 345 homes was driven primarily by a 40% increase in net new home orders during the year ended December 31, 2012 as compared to the prior year, when the backlog levels were unusually low as a result of the overall industry market conditions. The 304% increase in backlog units at Pardee as of December 31, 2012 compared to December 31, 2011 relates to an increase in net new home orders and an increase of five open selling communities as of December 31, 2012 compared to December 31, 2011.

Backlog Dollar Value (dollars in thousands)

	December 31,		Increase (Decrease)
	2012	2011	Amount	%
Maracay	$24,761	$16,037	$8,724	54%
Pardee	129,770	35,152	94,618	269%
Quadrant	30,272	28,517	1,755	6%
Trendmaker	70,326	44,925	25,401	57%
Winchester	85,534	42,874	42,660	100%

Total	$340,663	$167,505	$173,158	103%

The dollar value of backlog increased $173.2 million, or 103%, to $340.7 million as of December 31, 2012 from $167.5 million as of December 31, 2011. The increase in dollar value of backlog reflects an increase in the number of homes in backlog and an increase in the average sales price of backlog. The average sales price of backlog increased $50,000, or 13%, to $440,000 as of December 31, 2012 compared to $390,000 as of December 31, 2011. The increase in average sales price of homes in backlog is attributable to the introduction of new product with larger square footage at higher prices in newly opened selling communities and higher prices at existing communities from price increases.

At Maracay, the dollar value of backlog increased 54% to $24.8 million as of December 31, 2012 from $16.0 million as of December 31, 2011, which is attributable to a 52% increase in the number of homes in backlog and a 2% increase in the average sales price of homes in backlog to $272,000 as of December 31, 2012 compared to $267,000 as of December 31, 2011.

At Pardee, the dollar value of backlog increased 269% to $129.8 million as of December 31, 2012 from $35.2 million as of December 31, 2011, which is attributable to a 304% increase in the number of homes in backlog, offset by a 9% decrease in the average sales price of homes in backlog to $417,000 as of December 31, 2012 compared to $457,000 as of December 31, 2011. The decrease in the average sales price in backlog is due to a regional shift of units in backlog to the lower priced Las Vegas market from the higher priced San Diego market.

At Quadrant, the dollar value of backlog increased 6% to $30.3 million as of December 31, 2012 from $28.5 million as of December 31, 2011, which is attributable to a 9% increase in the average sales price of homes in backlog to $306,000 as of December 31, 2012 compared to $282,000 as of December 31, 2011 offset by a 2% decrease in the number of homes in backlog. The increase in the average sales price in backlog is due to higher average sales prices in new selling communities opened in 2012.

At Trendmaker, the dollar value of backlog increased 57% to $70.3 million as of December 31, 2012 from $44.9 million as of December 31, 2011, which is attributable to a 40% increase in the number of homes in backlog and a 12% increase in the average sales price of homes in backlog to $445,000 as of December 31, 2012 compared to $398,000 as of December 31, 2011. The increase in the average sales price in backlog is due to higher average sales prices in new selling communities opened in 2012 as well as improved conditions in the Houston market.

At Winchester, the dollar value of backlog increased 100% to $85.5 million as of December 31, 2012 from $42.9 million as of December 31, 2011, which is attributable to a 47% increase in the number of homes in backlog and a 35% increase in the average sales price of homes in backlog to $744,000 as of December 31, 2012 compared to $550,000 as of December 31, 2011. The increase in the average sales price in backlog is attributable to higher average prices in selling communities opened in 2012 as well as a change in product mix to higher price homes.

New Homes Delivered

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Amount	%
Maracay	389	221	168	76%
Pardee	681	585	96	16%
Quadrant	415	340	75	22%
Trendmaker	477	453	24	5%
Winchester	352	313	39	12%

Total	2,314	1,912	402	21%

New homes delivered increased by 402, or 21%, to 2,314 for the year ended December 31, 2012 compared to 1,912 for the prior year. The increase in new home deliveries was primarily attributable to an increase in net new home orders, partially offset by an increase in units in backlog as a result of the factors discussed above.

Average Sales Price of Homes Delivered (dollars in thousands)

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Amount	%
Maracay	$265	$271	$(6)	(2)%
Pardee	$397	$436	$(39)	(9)%
Quadrant	$292	$282	$10	4%
Trendmaker	$419	$387	$32	8%
Winchester	$499	$582	$(83)	(14)%

Total	$376	$402	$(26)	(6)%

The average sales price of homes delivered decreased $26,000, or 6%, to $376,000 for the year ended December 31, 2012 compared to $402,000 for the year ended December 31, 2011, primarily as a result of lower average sales prices at Pardee and Winchester.

At Pardee, the average sales price of homes delivered decreased $39,000, or 9%, primarily due to a regional shift to the lower priced Inland Empire market from the higher priced San Diego market.

At Winchester, the average sales price of homes delivered decreased $83,000, or 14%, to $499,000 for the year ended December 31, 2012 compared to $582,000 for the year ended December 31, 2011 primarily due to a shift in product mix toward lower priced attached versus detached homes.

Single-Family Home Sales Revenue (dollars in thousands)

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Amount	%
Maracay	$103,222	$59,836	$43,386	73%
Pardee	270,583	255,095	15,488	6%
Quadrant	121,311	95,733	25,578	27%
Trendmaker	199,933	175,378	24,555	14%
Winchester	175,547	182,029	(6,482)	(4)%

Total	$870,596	$768,071	$102,525	13%

Single-family home sales revenue increased $102.5 million, or 13%, to $870.6 million for the year ended December 31, 2012 compared to $768.1 million for the year ended December 31, 2011. The increase was primarily attributable to an increase in revenue of $161.5 million due to a 21% increase in the number of homes delivered to 2,314 for the year ended December 31, 2012 from 1,912 for the prior year. This increase was partially offset by a decrease in revenue of $59.0 million related to a decrease in the average sales price of homes delivered of $26,000 per unit to $376,000 for the year ended December 31, 2012 from $402,000 for the prior year. Price decreases at Maracay, Pardee, and Winchester, more than offset price increases at Quadrant and Trendmaker for the year ended December 31, 2012 as compared with the prior year. In addition, the average price decreased due to a shift in the product mix of home deliveries to lower priced markets from higher priced markets.

Single-Family Gross Margin Percentage

	Year Ended December 31,		Increase (Decrease)
	2012	2011
Maracay	18.0%	12.4%	5.6%
Pardee	25.3%	32.0%	(6.7)%
Quadrant	13.2%	6.7%	6.5%
Trendmaker	20.2%	17.8%	2.4%
Winchester	18.9%	22.7%	(3.8)%

Total	20.3%	21.9%	(1.6)%

Adjusted single-family gross margin percentage (1)	22.9%	25.6%	(2.7)%

(1)	Non-GAAP financial measure (discussed below).

Single-family gross margin represents single-family home sales revenue less single-family home costs and impairments of single-family homebuilding inventory. Single-family homes costs increased $101.0 million, or 17%, to $690.6 million for the year ended December 31, 2012 from $589.6 million for the year ended December 31, 2011. The increase is primarily due to a 21% increase in the number of homes delivered, partially offset by a proportional increase of deliveries in markets with lower average per unit gross margins.

The single-family gross margin percentage decreased to 20.3% for the year ended December 31, 2012 from 21.9% for the year ended December 31, 2011. The decrease is primarily due to a shift in product mix at Pardee to the lower margin Inland Empire market and at Winchester to lower margin attached product. This decrease was partially offset by higher margins at Quadrant and Maracay primarily due to lower impairments for the year ended December 31, 2012 as compared to 2011.

Excluding impairments of single-family homebuilding inventory and related assets and interest in single-family home costs, the adjusted single-family gross margin percentage was 22.9% for the year ended

December 31, 2012, compared to 25.6% for the year ended December 31, 2011. Adjusted single-family gross margin is a non-GAAP financial measure. WRECO management believes this information is meaningful to investors because it isolates the collective impact of these impairment and interest charges on single-family gross margin and permits investors to make better comparisons with WRECO’s competitors, who adjust gross margins in a similar fashion.

The following table reconciles this non-GAAP financial measure to single-family gross margin, the nearest GAAP equivalent (dollars in thousands):

	Year Ended December 31,
	2012	% of Revenue	2011	% of Revenue
Single-family home sales revenue	$870,596	100.0%	$768,071	100.0%
Single-family home cost	(690,578)	(79.3)%	(589,574)	(76.8)%
Impairments of single-family homebuilding inventory	(3,319)	(0.4)%	(10,399)	(1.3)%

Single-family gross margin	176,699	20.3%	168,098	21.9%
Add: Impairments of single-family homebuilding inventory	3,319	0.4%	10,399	1.3%
Add: Interest amortization in single-family home cost	19,706	2.2%	18,367	2.4%

Adjusted single-family gross margin	$199,724	22.9%	$196,864	25.6%

Single-family gross margin percentage	20.3%		21.9%

Adjusted single-family gross margin percentage	22.9%		25.6%

Non-Single-Family Operations (dollars in thousands)

	Year Ended December 31,
	2012	% of Revenue	2011	% of Revenue
Non-single-family revenue	$199,710	100.0%	$69,674	100.0%
Non-single-family cost	(121,357)	(60.8)%	(39,224)	(56.3)%
Impairments of non-single-family inventory and related assets	(272)	(0.1)%	(620)	(0.9)%

Non-single-family gross margin	$78,081	39.1%	$29,830	42.8%

Non-single-family revenue for the year ended December 31, 2012 was $199.7 million, primarily related to the sale of Cross Creek Ranch, a 3,200 acre master planned community in Houston for approximately $100 million. The balance of the activity during 2012 included approximately $86 million in revenue from the sale of a multi-family site and two commercial sites in Southern California. Non-single-family revenue for the year ended December 31, 2011 was $69.7 million primarily due to the sale of residential lots in California, Texas and Washington and an acreage sale in Northern California.

Non-single-family gross margin represents non-single-family revenue less non-single-family cost. For the year ended December 31, 2012, non-single-family gross margin was $78.1 million compared to $29.8 million for the year ended December 31, 2011. Non-single-family gross margin can vary by transaction due to a number of factors including property use (for example, residential, multi-family, commercial or civic use), regulatory approval status (for example, unentitled, tentative approval or final approval), property condition (for example, undeveloped, partially developed or finished ready for construction), on-site and off-site improvement requirements (for example, utilities or transportation) and local market demand/supply dynamics.

Sales and Marketing Expense (dollars in thousands)

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Amount	%
Homebuilding subsidiaries:
Maracay	$9,125	$6,957	$2,168	31%
Pardee	27,068	23,626	3,442	15%
Quadrant	13,528	13,737	(209)	(2)%
Trendmaker	16,103	15,163	940	6%
Winchester	11,664	11,226	438	4%
Corporate and other	534	878	(344)	(39)%

Total	$78,022	$71,587	$6,435	9%

Sales and marketing expense increased $6.4 million, or 9%, to $78.0 million for the year ended December 31, 2012 from $71.6 million for the year ended December 31, 2011. The increase in sales and marketing expense was primarily attributable to higher commission expense due to an in the number of homes delivered. Sales and marketing expense was 9.0% and 9.3% of total single-family home sales revenue for the year ended December 31, 2012 and December 31, 2011, respectively.

General and Administrative Expense (dollars in thousands)

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Amount	%
Homebuilding subsidiaries:
Maracay	$4,153	$2,856	$1,297	45%
Pardee	18,071	23,807	(5,736)	(24)%
Quadrant	5,348	5,546	(198)	(4)%
Trendmaker	5,768	4,426	1,342	30%
Winchester	6,646	6,321	325	5%
Corporate and other	35,597	28,392	7,205	25%

Total	$75,583	$71,348	$4,235	6%

General and administrative expense increased $4.2 million, or 6%, to $75.6 million for the year ended December 31, 2012 from $71.3 million for the year ended December 31, 2011. The increase was attributable to the $7.2 million increase in corporate and other, which was primarily due to a $3.2 million increase in allocated corporate general and administrative expenses from Weyerhaeuser and a $2.5 million increase in WRECO corporate general and administrative expense, in each case primarily due to increased employee variable compensation due to year over year improved performance. The $5.7 million decrease at Pardee was the result of organizational changes and realignment of administrative functions. For the years ended December 31, 2012 and 2011, WRECO incurred a total of $20.5 million and $17.3 million, respectively, of allocated corporate general and administrative expenses from Weyerhaeuser. General and administrative expense as a percentage of total single-family home sales revenue was 8.7% and 9.3% for the year ended December 31, 2012 and December 31, 2011, respectively.

Other Income (Expense), Net

Other income for the year ended December 31, 2012 totaled $0.9 million compared with other income of $2.1 million for the year ended December 31, 2011. The decrease of $1.2 million was primarily attributable to a $2.8 million increase in interest expense, partially offset by a $0.9 million increase in earnings from unconsolidated entities.

Interest incurred for the year ended December 31, 2012 totaled $27.1 million, of which $22.1 million was capitalized to inventory in process of construction or development, including both real estate under development and land under development, leaving $5.0 million not eligible for capitalization that was expensed. Interest incurred for the year ended December 31, 2011 totaled $23.7 million, of which $21.5 million was capitalized to inventory in process of construction or development, leaving $2.2 million not eligible for capitalization that was expensed. The year over year increase in total interest incurred was the result of higher average outstanding debt.

Income Tax Expense

Income tax expense increased $19.6 million, or 102%, to $38.9 million for the year ended December 31, 2012 from $19.3 million for the year ended December 31, 2011. The increase in income tax expense was primarily attributable to higher earnings from continuing operations before taxes. WRECO’s effective tax rate for the years ended December 31, 2012 and December 31, 2011 was 39.1% and 35.6%, respectively. The increase in the effective tax rate for 2012 as compared to 2011 was primarily due to the effect of state income taxes and available tax credits in each year.

Net Earnings Attributable to Common Shareholder

As a result of the foregoing factors, net earnings attributable to common shareholder for the year ended December 31, 2012 was $61.5 million compared to $35.5 million for the year ended December 31, 2011.

Lots Owned and Controlled

The following table summarizes lots owned and controlled by homebuilding subsidiary as of December 31, 2012 and December 31, 2011:

	As of December 31,		Increase (Decrease)
	2012	2011	Amount	%
Lots owned
Maracay	735	335	400	119%
Pardee (1)	29,805	31,142	(1,337)	(4)%
Quadrant	881	919	(38)	(4)%
Trendmaker	567	909	(342)	(38)%
Winchester	2,190	1,533	657	43%

Total	34,178	34,838	(660)	(2)%

Lots controlled (2)
Maracay	845	625	220	35%
Pardee (1)	56,821	57,117	(296)	(1)%
Quadrant	525	237	288	122%
Trendmaker	1,014	4,386	(3,372)	(77)%
Winchester	914	1,451	(537)	(37)%

Total	60,119	63,816	(3,697)	(6)%

Total lots owned and controlled	94,297	98,654	(4,357)	(4)%

(1)	Includes 10,686 lots owned and 56,413 lots controlled that are expected to be transferred to Weyerhaeuser and its subsidiaries by WRECO as a result of the REB Transfers. See “The Transaction Agreement – Transfers of Certain Assets and Assumption of Certain Liabilities”.
(2)	Lots controlled include lots under purchase agreements or option contracts, but excludes lots subject to non-binding agreements such as letters of intent. There can be no assurance that WRECO will acquire these lots on the terms or timing anticipated, or at all, or that WRECO will proceed to build and sell homes on any of these lots.

Comparing the Year Ended December 31, 2011 and 2010

Single-Family Net New Home Orders

	Year Ended December 31,		Increase (Decrease)
	2011	2010	Amount	%
Maracay	242	201	41	20%
Pardee	545	743	(198)	(27)%
Quadrant	353	307	46	15%
Trendmaker	481	430	51	12%
Winchester	281	233	48	21%

Total	1,902	1,914	(12)	(1)%

Cancellation rate	16%	20%		(4)%

Net new home orders for the year ended December 31, 2011 decreased by 12, or 1%, to 1,902 compared to 1,914 for the year ended December 31, 2010. The decrease in net new home orders was primarily due to the decrease at Pardee of 198, or 27%, compared to the same period in 2010 as a result of a decrease in its average selling community count of 15% and a 14% decrease in its average monthly absorption rate. The overall decrease in net new home orders for Pardee, primarily in San Diego and Las Vegas, was offset by an increase at the other homebuilding subsidiaries.

WRECO’s cancellation rate improved to 16% for the year ended December 31, 2011 as compared to 20% for the year ended December 31, 2010.

Average Selling Communities

	Year Ended December 31,		Increase (Decrease)
	2011	2010	Amount	%
Maracay	11	9	2	22%
Pardee	17	20	(3)	(15)%
Quadrant	15	11	4	36%
Trendmaker	15	17	(2)	(12)%
Winchester	13	14	(1)	(7)%

Total	71	71	—	0%

Selling communities at end of the year	66	73	(7)	(10)%

WRECO’s homebuilding subsidiaries opened 14 new communities and closed 21 during the year ended December 31, 2011. The average number of selling communities was 71 for both years ended December 31, 2011 and December 31, 2010. However, the number of selling communities at the end of the year was 66 as of December 31, 2011 compared to 73 as of December 31, 2010.

The decrease in selling communities reflects the net effect of new community openings and community closings that occur throughout the year. The average number of selling communities for the year is also affected by the timing of new community openings and community closings during the year. Maracay opened and closed two communities in 2011, ending the year with 11 selling communities. Pardee opened three communities and closed ten in 2011, ending the year with 13 selling communities. Quadrant opened six communities and closed five in 2011, ending the year with 13 selling communities. Trendmaker opened no communities and closed one in 2011, ending the year with 15 selling communities. Winchester opened and closed three communities in 2011, ending the year with 14 selling communities.

Backlog Units

	December 31,		Increase (Decrease)
	2011	2010	Amount	%
Maracay	60	39	21	54%
Pardee	77	117	(40)	(34)%
Quadrant	101	88	13	15%
Trendmaker	113	85	28	33%
Winchester	78	110	(32)	(29)%

Total	429	439	(10)	(2)%

The 2% decrease in backlog units of 10 units was driven primarily by a 1% decrease in net new home orders during the year ended December 31, 2011 as compared to the year ended December 31, 2010. The 34% decrease in backlog units at Pardee as of December 31, 2011 compared to December 31, 2010 was primarily due to a 27% decrease in net new home orders as discussed above. The 29% decrease in backlog units at Winchester as of December 31, 2011 compared to December 31, 2010 resulted from deliveries exceeding net new home orders during 2011, primarily due to the timing of new community openings.

Backlog Dollar Value (dollars in thousands)

	December 31,		Increase (Decrease)
	2011	2010	Amount	%
Maracay	$16,037	$10,676	$5,361	50%
Pardee	35,152	56,534	(21,382)	(38)%
Quadrant	28,517	25,913	2,604	10%
Trendmaker	44,925	33,594	11,331	34%
Winchester	42,874	75,698	(32,824)	(43)%

Total	$167,505	$202,415	$(34,910)	(17)%

The dollar value of backlog decreased $34.9 million, or 17%, to $167.5 million as of December 31, 2011 from $202.4 million as of December 31, 2010. The decrease in the dollar value of backlog reflects a decrease in the number of homes in backlog noted above as well as a decrease in the average sales price of homes in backlog of $71,000, or 15%, to $390,000 as of December 31, 2011 compared to $461,000 as of December 31, 2010. The decrease in average sales price of homes in backlog is attributable to a change in product mix of selling communities.

At Maracay, the dollar value of backlog increased 50% to $16.0 million as of December 31, 2011 from $10.7 million as of December 31, 2010, which is attributable to a 54% increase in the number of homes in backlog offset by a 3% decrease in the average sales price of homes in backlog to $267,000 as of December 31, 2011 compared to $274,000 as of December 31, 2010. The decrease in the average sales price in backlog is due to the close-out of selling communities with higher priced product in late 2010.

At Pardee, the dollar value of backlog decreased 38% to $35.2 million as of December 31, 2011 from $56.5 million as of December 31, 2010, which is attributable to a 34% decrease in the number of homes in backlog and a 5% decrease in the average sales price of homes in backlog to $457,000 as of December 31, 2011 compared to $483,000 as of December 31, 2010. The decrease in the average sales price in backlog is due to a shift in the mix of homes in backlog to lower priced product in Las Vegas in 2011 from higher priced product in San Diego in 2010.

At Quadrant, the dollar value of backlog increased 10% to $28.5 million as of December 31, 2011 from $25.9 million as of December 31, 2010, which is attributable to a 15% increase in the number of homes in backlog offset by a 4% decrease in the average sales price of homes in backlog to $282,000 as of December 31, 2011 compared to $294,000 as of December 31, 2010. The decrease in the average sales price in backlog is due to a higher volume of homes in backlog from selling communities with a lower average sales price.

At Trendmaker, the dollar value of backlog increased 34% to $44.9 million as of December 31, 2011 from $33.6 million as of December 31, 2010, which is attributable to a 33% increase in the number of homes in backlog and a 1% increase in the average sales price of homes in backlog to $398,000 as of December 31, 2011 compared to $395,000 as of December 31, 2010.

At Winchester, the dollar value of backlog decreased 43% to $42.9 million as of December 31, 2011 from $75.7 million as of December 31, 2010, which is attributable to a 29% decrease in the number of homes in backlog and a 20% decrease in the average sales price of homes in backlog to $550,000 as of December 31, 2011 compared to $688,000 as of December 31, 2010. The decrease in average sales price in backlog is attributable to a greater percentage of lower priced attached products in 2011 versus higher priced detached products in the prior year.

New Homes Delivered

	Year Ended December 31,		Increase (Decrease)
	2011	2010	Amount	%
Maracay	221	223	(2)	(1)%
Pardee	585	804	(219)	(27)%
Quadrant	340	478	(138)	(29)%
Trendmaker	453	420	33	8%
Winchester	313	200	113	57%

Total	1,912	2,125	(213)	(10)%

New homes delivered decreased by 213, or 10%, to 1,912 for the year ended December 31, 2011 compared to the year ended December 31, 2010. The decrease in new home deliveries was primarily attributable to the benefit realized in 2010 from both the federal and California homebuyer’s tax credit programs, which accelerated housing demand into 2010 at the expense of 2011 activity. Pardee’s new home deliveries declined 27% primarily as a result of the decline in net new home orders discussed above. Quadrant’s new home deliveries declined 29% as a result of reduced demand for value-oriented products that were a primary focus in Quadrant’s previous target market. Winchester’s new home deliveries increased 57% due to an increase in single-family townhomes deliveries in 2011 as compared to 2010.

Average Sales Price of Homes Delivered (dollars in thousands)

	Year Ended December 31,		Increase (Decrease)
	2011	2010	Amount	%
Maracay	$271	$259	$12	5%
Pardee	$436	$445	$(9)	(2)%
Quadrant	$282	$270	$12	4%
Trendmaker	$387	$395	$(8)	(2)%
Winchester	$582	$657	$(75)	(11)%

Total	$402	$396	$6	2%

The average sales price of homes delivered increased $6,000, or 2%, to $402,000 for the year ended December 31, 2011 compared to $396,000 for the year ended December 31, 2010. While in total, the average sales price was comparable year to year, averages sales prices were higher at Maracay and Quadrant and lower at Pardee, Trendmaker and Winchester. Winchester’s average sales price of homes delivered decreased 11% due to the shift in product mix of new homes delivered discussed above.

Single-Family Home Sales Revenue (dollars in thousands)

	Year Ended December 31,		Increase (Decrease)
	2011	2010	Amount	%
Maracay	$59,836	$57,747	$2,089	4%
Pardee	255,095	357,936	(102,841)	(29)%
Quadrant	95,733	128,941	(33,208)	(26)%
Trendmaker	175,378	166,030	9,348	6%
Winchester	182,029	131,426	50,603	39%

Total	$768,071	$842,080	$(74,009)	(9)%

Single-family home sales revenue decreased $74.0 million, or 9%, to $768.1 million for the year ended December 31, 2011 compared to $842.1 million for the year ended December 31, 2010. The decrease was primarily attributable to a 10% decrease in new homes delivered to 1,912 for the year ended December 31, 2011 from 2,125 for the year ended December 31, 2010.

Single-Family Gross Margin Percentage

	Year Ended December 31,		Increase (Decrease)
	2011	2010
Maracay	12.4%	21.5%	(9.1)%
Pardee	32.0%	31.0%	1.0%
Quadrant	6.7%	7.7%	(1.0)%
Trendmaker	17.8%	17.7%	0.1%
Winchester	22.7%	19.5%	3.2%

Total	21.9%	22.4%	(0.5)%

Adjusted single-family gross margin percentage (1)	25.6%	26.6%	(1.0)%

(1)	Non-GAAP financial measure (discussed below).

Single-family gross margin represents single-family home sales revenue less single-family home costs and impairments of single-family homebuilding inventory. Overall, the single-family gross margin percentage was comparable year to year, at 21.9% and 22.4% for the years ended December 31, 2011 and December 31, 2010, respectively. Single-family home cost decreased $51.9 million, or 8%, to $589.6 million for the year ended December 31, 2011 from $641.4 million for the year ended December 31, 2010. The decrease is primarily due to a 10% decrease in the number of homes delivered. Maracay incurred a 9.1% decrease in single-family gross margin percentage as a result of a $1.9 million increase in impairments of single-family homebuilding inventory, as well as a shift in product mix to lower margin communities.

Excluding impairments of single-family homebuilding inventory assets and related assets and interest in single-family home costs, adjusted single-family gross margin percentage was 25.6% for the year ended December 31, 2011, compared to 26.6% for the prior year. Adjusted single-family gross margin is a non-GAAP financial measure. WRECO management believes this information is meaningful to investors because it isolates the collective impact of these impairment and interest charges on single-family gross margin and permits investors to make better comparisons with WRECO’s competitors, who adjust gross margins in a similar fashion.

The following table reconciles this non-GAAP financial measure to single-family gross margin, the nearest GAAP equivalent (dollars in thousands):

	Year Ended December 31,
	2011	% of Revenue	2010	% of Revenue
Single-family home sales revenue	$768,071	100.0%	$842,080	100.0%
Single-family home cost	(589,574)	(76.8)%	(641,437)	(76.2)%
Impairments of single-family homebuilding inventory	(10,399)	(1.3)%	(12,400)	(1.4)%

Single-family gross margin	168,098	21.9%	188,243	22.4%
Add: Impairments of single-family homebuilding inventory	10,399	1.3%	12,400	1.4%
Add: Interest amortization in single-family home cost	18,367	2.4%	23,377	2.8%

Adjusted single-family gross margin	$196,864	25.6%	$224,020	26.6%

Single-family gross margin percentage	21.9%		22.4%

Adjusted single-family gross margin percentage	25.6%		26.6%

Non-Single-Family Operations (dollars in thousands)

	Year Ended December 31,
	2011	% of Revenue	2010	% of Revenue
Non-single-family revenue	$69,674	100.0%	$79,757	100.0%
Non-single-family cost	(39,224)	(56.3)%	(53,975)	(67.7)%
Impairments of non-single-family inventory and related assets	(620)	(0.9)%	(2,344)	(2.9)%

Non-single-family gross margin	$29,830	42.8%	$23,438	29.4%

Non-single family revenue for the year ended December 31, 2011 was $69.7 million, primarily related to the sale of residential lots in California, Texas and Washington and an acreage sale in Northern California. Non-single-family revenue for the year ended December 31, 2010 was $79.8 million primarily due to residential lot sales in Northern and Southern California, Nevada, Texas and Washington.

Non-single-family gross margin represents non-single-family revenue less non-single-family cost. For the year ended December 31, 2011, non-single-family gross margin was $29.8 million compared to $23.4 million for the year ended December 31, 2010. Non-single-family gross margin can vary by transaction due to a number of factors including property use (for example, residential, multi-family, commercial or civic use), regulatory approval status (for example, unentitled, tentative approval or final approval), property condition (for example, undeveloped, partially developed or finished ready for construction), on-site and off-site improvement requirements (for example, utilities or transportation) and local market demand/supply dynamics.

Sales and Marketing Expense (dollars in thousands)

	Year Ended December 31,		Increase (Decrease)
	2011	2010	Amount	%
Homebuilding subsidiaries:
Maracay	$6,957	$9,416	$(2,459)	(26)%
Pardee	23,626	31,452	(7,826)	(25)%
Quadrant	13,737	16,227	(2,490)	(15)%
Trendmaker	15,163	14,961	202	1%
Winchester	11,226	9,996	1,230	12%
Corporate and other	878	—	878	N/A

Total	$71,587	$82,052	$(10,465)	(13)%

Sales and marketing expense decreased $10.5 million, or 13%, to $71.6 million for the year ended December 31, 2011 from $82.1 million for the prior year period. The decrease in sales and marketing expense is primarily attributable to a 10% decrease in the number of homes delivered, which include commission expense and closing costs, and additional costs associated with new community openings. Sales and marketing expense was 9.3% and 9.7% of total single-family home sales revenue for the years ended December 31, 2011 and December 31, 2010, respectively.

General and Administrative Expense (dollars in thousands)

	Year Ended December 31,		Increase (Decrease)
	2011	2010	Amount	%
Homebuilding subsidiaries:
Maracay	$2,856	$3,164	$(308)	(10)%
Pardee	23,807	26,025	(2,218)	(9)%
Quadrant	5,546	7,799	(2,253)	(29)%
Trendmaker	4,426	4,489	(63)	(1)%
Winchester	6,321	6,800	(479)	(7)%
Corporate and other	28,392	26,193	2,199	8%

Total	$71,348	$74,470	$(3,122)	(4)%

General and administrative expenses decreased $3.1 million, or 4%, to $71.3 million for the year ended December 31, 2011 from $74.5 million for the year ended December 31, 2010, primarily due to lower employee variable compensation associated with operating performance. For the years ended December 31, 2011 and 2010, WRECO incurred $17.3 million and $16.0 million, respectively, of allocated corporate general and administrative expenses from Weyerhaeuser. General and administrative expense as a percentage of total single-family home sales revenue was 9.3% and 8.8% for the years ended December 31, 2011 and December 31, 2010, respectively.

Other Income (Expense), Net

Other income for the year ended December 31, 2011 totaled $2.1 million compared with other income of $33.6 million for the year ended December 31, 2010. The decrease of $31.5 million, or 94%, is primarily the result of $33.6 million of other income from the sale of partnership interests in 2010. There was no comparable activity in the year ended December 31, 2011.

Interest incurred for the year ended December 31, 2011 totaled $23.7 million, of which $21.5 million was capitalized to inventory in process of construction or development, including both real estate under development and land under development, leaving $2.2 million not eligible for capitalization that was expensed. Interest incurred for the year ended December 31, 2010 totaled $28.2 million, of which $25.8 million was capitalized to inventory in process of construction or development, leaving $2.4 million not eligible for capitalization that was expensed. The year over year decrease in total interest incurred was the result of a decrease in debt payable to third parties, partially offset by an increase in debt payable to Weyerhaeuser. The interest rate on the debt payable to Weyerhaeuser was lower than the interest rate on the debt payable to third parties that was repaid during the period.

Income Tax Expense

Income tax expense decreased $14.4 million, or 43%, to $19.3 million for the year ended December 31, 2011 from $33.7 million for the year ended December 31, 2010. The decrease in income tax expense was primarily attributable to lower earnings from continuing operations before taxes. WRECO’s effective tax rate for the years ended December 31, 2011 and December 31, 2010 was 35.6% and 39.3%, respectively. The decrease in the effective tax rate for 2011 as compared to 2010 was primarily due to the effect of state income taxes and available tax credits in each year.

Net Earnings Attributable to Common Shareholder

As a result of the foregoing factors, net earnings attributable to common shareholder for the year ended December 31, 2011 were $35.5 million compared with $55.3 million for the year ended December 31, 2010.

Lots Owned and Controlled

The following table summarizes lots owned and controlled by homebuilding subsidiary as of December 31, 2011 and December 31, 2010:

	As of December 31,		Increase (Decrease)
	2011	2010	Amount	%
Lots owned
Maracay	335	299	36	12%
Pardee (1)	31,142	34,689	(3,547)	(10)%
Quadrant	919	1,232	(313)	(25)%
Trendmaker	909	1,109	(200)	(18)%
Winchester	1,533	1,635	(102)	(6)%

Total	34,838	38,964	(4,126)	(11)%

Lots controlled (2)
Maracay	625	396	229	58%
Pardee (1)	57,117	57,358	(241)	(0)%
Quadrant	237	—	237	N/A
Trendmaker	4,386	4,475	(89)	(2)%
Winchester	1,451	1,232	219	18%

Total	63,816	63,461	355	1%

Total lots owned and controlled	98,654	102,425	(3,771)	(4)%

(1)	Includes 10,686 lots owned and 56,413 lots controlled that are expected to be transferred to Weyerhaeuser and its subsidiaries by WRECO as a result of the REB Transfers. See “The Transaction Agreement – Transfers of Certain Assets and Assumption of Certain Liabilities”.
(2)	Lots controlled include lots under purchase agreements or option contracts, but excludes lots subject to non-binding agreements such as letters of intent. There can be no assurance that WRECO will acquire these lots on the terms or timing anticipated, or at all, or that WRECO will proceed to build and sell homes on any of these lots.

Liquidity and Capital Resources

Overview

WRECO’s principal use of its liquidity and capital for the nine months ended September 30, 2013 was to support its operations, including land acquisition, land development, home construction, operating expenses and the payment of routine liabilities. WRECO uses funds generated by operations and borrowings from Weyerhaeuser to meet its short-term working capital requirements. WRECO’s management is focused on generating positive margins and maintaining controls on expenditures, including those related to land acquisition, development and home construction in order to maintain a strong balance sheet.

Cash flows for each of WRECO’s communities depend on their stage in the development cycle and can differ substantially from reported earnings. In addition, cash flows are affected by the stage of the business cycle the real estate and homebuilding industry is in, as expansion through increased community count requires an incremental investment of cash. Early stages of development or expansion require significant cash outlays for land acquisition, entitlement and other approvals, development of roads, utilities, general landscaping and other amenities, as well as the construction of model homes. As part of its business of developing master planned communities, WRECO also sells lots to other homebuilders and land to multi-family or commercial developers with a focus on generating positive margins and increasing the returns on these investments. The sale of land and lots generates cash for reinvestment of capital in communities, funds growth and services other corporate needs.

The availability of substantially completed lots in desirable locations is becoming more limited and competitive. As a result, the amount of spending on land development is increasing as purchases of undeveloped land or partially finished lots increases. WRECO intends to use cash generated from the sale of inventory, including land and lots in its master planned communities, net of debt service obligations, to acquire and develop well positioned land in its existing markets, as well as for other operating purposes. WRECO’s management believes this reinvestment will create opportunities to generate desired margins and help expand its operations to meet market demand.

Weyerhaeuser manages WRECO’s cash balances. As part of its cash management strategy, Weyerhaeuser may choose to fund WRECO’s cash needs through affiliated entities in lieu of utilizing existing third-party borrowing capacity or arranging for new borrowings, such as a credit facility, on WRECO’s behalf. WRECO has a revolving promissory note payable to Weyerhaeuser as a result of this activity. The promissory note will be extinguished in connection with the Transactions. See “The Transactions” for more details on the extinguishment of the promissory note in connection with the Transactions.

Debt Payable to Weyerhaeuser

WRECO’s debt payable to Weyerhaeuser was $832.2 million as of September 30, 2013 at an interest rate of 1.88%. The debt payable to Weyerhaeuser as of December 31, 2012 was $689.6 million at an interest rate of 1.92% and the debt payable as of December 31, 2011 was $568.7 million at a rate of 0.62%. The interest rate and terms of the revolving promissory note payable to Weyerhaeuser are reviewed annually. The current expiration is the earlier of December 31, 2014 and the Closing Date. See Note 11: Relationship and Transaction with Weyerhaeuser and Note 22: Subsequent Events in WRECO’s Notes to Consolidated Financial Statements and “The Transactions” for more information.

Debt Payable to Third Parties

WRECO’s debt payable to third parties was $109.3 million as of September 30, 2013 consisting of medium-term notes at a weighted average interest rate of 6.15% and a bond at a rate of 0.11%. Debt payable to third parties at December 31, 2012 was $109.3 million consisting of medium-term notes at a weighted average interest rate of 6.15% and a bond at a rate of 0.25%. Debt payable to third parties at December 31, 2011 was $282.6 million consisting of medium-term notes at a weighted average interest rate of 6.13% and a bond at a rate of 0.17%.

As of September 30, 2013, scheduled debt maturities in the next 12 months were: $69.0 million in fourth quarter 2013 and $15.0 million in third quarter 2014. During the fourth quarter of 2013, WRECO repaid all outstanding third party debt. See Note 12: Debt and Revolving Lines of Credit and Note 22: Subsequent Events in WRECO’s Notes to Consolidated Financial Statements for more information.

In connection with the Transactions, WRECO will incur $800 million or more in aggregate principal amount of debt financing in the form of (i) debt securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, which debt will be an obligation of WRECO and will be guaranteed by WRECO’s materially wholly owned subsidiaries (and after consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions. See “Debt Financing” for more information.

Revolving Credit Facility

During September 2013, WRECO entered into a new $1.0 billion five year senior unsecured revolving credit facility jointly with Weyerhaeuser that expires in September 2018. This replaces a $1.0 billion revolving credit facility that was set to expire in June 2015. Conditions of the line of credit include that WRECO can borrow up to $50.0 million under this credit facility and neither of the entities is a guarantor of the borrowing of the other.

Borrowings under the revolving credit facility are at LIBOR plus a spread or at other interest rates mutually agreed upon between the borrower and the lending banks. There were no net proceeds from borrowings under the available credit facility as of September 30, 2013, December 31, 2012, or December 31, 2011. As of September 30, 2013, WRECO was in compliance with the credit facility covenants. See Note 22: Subsequent Events in WRECO’s Notes to Consolidated Financial Statements for more information.

Upon consummation of the Transactions, WRECO will no longer be a party to the revolving credit facility and will be unable to borrow under the facility.

Covenants

Key covenants related to WRECO’s revolving credit facility and medium-term notes include the requirement to maintain a minimum capital base, as defined, of $100 million and ownership by Weyerhaeuser or a subsidiary of at least 79 percent of the aggregate ordinary voting power represented by the issued and outstanding capital stock of WRECO. As of September 30, 2013, WRECO had a capital base of $940.2 million, was a wholly owned subsidiary of Weyerhaeuser and therefore was in compliance with these covenants.

Debt-to-Capital

WRECO’s management believes that its leverage ratios provide useful information to the users of its financial statements regarding its financial position and cash and debt management. The ratio of debt-to-capital and the ratio of net debt-to-capital are calculated as follows (dollars in thousands):

	As of September 30, 2013	As of December 31, 2012
Debt payable to third parties	$109,255	$109,255
Debt payable to Weyerhaeuser	832,198	689,553
Debt (nonrecourse to WRECO) held by variable interest entities	5,883	989

Total debt	947,336	799,797
Shareholder’s interest	974,557	953,779
Noncontrolling interests	36,190	39,948

Total capital	$1,958,083	$1,793,524

Ratio of debt-to-capital (1)	48.4%	44.6%

Debt payable to third parties	$109,255	$109,255
Debt payable to Weyerhaeuser	832,198	689,553
Debt (nonrecourse to WRECO) held by variable interest entities	5,883	989

Total debt	947,336	799,797
Less: Cash	(5,277)	(5,212)

Net debt	942,059	794,585
Shareholder’s interest	974,557	953,779
Noncontrolling interests	36,190	39,948

Total capital	$1,952,806	$1,788,312

Ratio of net debt-to-capital (2)	48.2%	44.4%

(1)	The ratio of debt-to-capital is computed as the quotient obtained by dividing total debt by total capital.
(2)	The ratio of net debt-to-capital is computed as the quotient obtained by dividing net debt (which is total debt less cash) by total capital. The most directly comparable GAAP financial measure is the ratio of debt-to-capital. WRECO’s management believes the ratio of net debt-to-capital is a relevant financial measure for investors to understand the leverage employed in its operations and as an indicator of its ability to obtain financing. See the table above reconciling this non-GAAP financial measure to the ratio of debt-to-capital.

Cash Flows – Nine Months Ended September 30, 2013 to Nine Months Ended September 30, 2012

For the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012, the comparison of WRECO’s cash flows was as follows:

•

Net cash used in operations increased $116.5 million to a net use of $130.3 million in the 2013 period compared to a net use of $13.8 million in the 2012 period. The increased use of cash was the net result of (i) an increase of $84.4 million in the change in inventory, consisting of an increase of $179.0 million in the 2013 period compared to an increase of $94.6 million in the 2012 period, primarily driven by an increase in land acquisition and development spending and homes under construction; (ii) an increase of $22.8 million in the change in deposits on real estate under option or contract and prepaid expenses and other assets, consisting of an increase of $13.9 million in the 2013 period compared to a decrease of $8.9 million in the 2012 period; (iii) a decrease of $15.1 million in the change in income taxes receivable from or payable to Weyerhaeuser, consisting of an increase in income taxes payable of $3.9 million in the 2013 period compared to an increase in income taxes receivable of $19.0 million in the 2012 period; (iv) an increase of $9.4 million in the change in receivables, consisting of a $4.8 million increase in the 2013 period compared to a $4.6 million decrease in the 2012 period; partially offset by (v) a $16.4 million increase in net earnings to $28.7 million in the 2013 period compared to $12.3 million in the 2012 period.

•	Net cash used in investing activities increased $8.7 million to $9.1 million in the 2013 period from $0.4 million in the 2012 period, primarily due to an increase in property and equipment purchases to $8.8 million in the 2013 period from $2.2 million in the 2012 period. These additional purchases related to both model furnishings acquired for new selling communities and leasehold improvements made in connection with regional office relocations.

•	Net cash flow from financing activities increased $122.2 million to $139.5 million in the 2013 period from $17.3 million in the 2012 period. The change was primarily the result of (i) a $175.8 million reduction in debt payments to third parties, with no payments made in the 2013 period and $175.8 million paid in the 2012 period, partially offset by (ii) a $54.3 million decrease in net borrowings of intercompany debt with Weyerhaeuser to $142.6 million in the 2013 period from $196.9 million in the 2012 period.

As of September 30, 2013 WRECO’s cash balance was $5.3 million.

Cash Flows – Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

For the year ended December 31, 2012 as compared to the year ended December 31, 2011, the comparison of cash flows is as follows:

•	Net cash flow provided by operations increased by $45.9 million to $62.8 million in 2012 from $16.9 million in 2011. Increases in cash from operating activities included (i) an increase of $75.7 million in the change in accounts payable, accrued payroll liabilities and other accrued liabilities, consisting of an increase of $26.6 million in 2012 compared to a reduction of $49.1 million in 2011, primarily driven by an increase in homes under construction, an increase in land acquisition and development spending and an increase in employee variable compensation payable; (ii) a decrease of $42.9 million in the change in income taxes receivable from or payable to Weyerhaeuser consisting of a decrease in income taxes receivable of $20.1 million in 2012 compared to an increase in income taxes receivable of $22.8 million in 2011; (iii) a $26.0 million change in consolidated net earnings to $61.5 million in 2012 from $35.5 million in 2011, (iv) a decrease of $4.6 million in the change in deposits, prepaid expenses and other assets consisting of a decrease of $3.8 million in 2012 compared to an increase of $0.8 million in 2011; partially offset by (v) an increase of $63.1 million in the change in inventory, consisting of an increase of $74.9 million in 2012 compared to an increase of $11.8 million in 2011, primarily driven by an increase in homes under construction; and (vi) an increase of $43.7 million in the change in receivables consisting of an increase of $32.0 million in 2012 compared to a decrease of $11.7 million in 2011, primarily due to activity on notes receivable related to non-single-family sales transactions.

•	Net cash used by investing activities was comparable with a net use of $2.1 million in 2012 compared to a net use of $2.8 million in 2011.

•	Net cash used by financing activities increased $46.7 million to $58.7 million in 2012 from $12.0 million in 2011. The additional use of cash was primarily due to (i) a $110.9 million increase in payments on debt payable to third parties to $175.8 million in 2012 from $64.9 million in 2011, partially offset by (ii) a $60.3 million increase in net borrowings of intercompany debt with Weyerhaeuser to $120.8 million in 2012 from $60.5 million in 2011, and (iii) a $10.5 million reduction in the payment of returns of capital to Weyerhaeuser to $2.4 million in 2012 from $12.9 million in 2011.

As of December 31, 2012, or cash balance was $5.2 million.

Cash Flows – Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

For the year ended December 31, 2011 as compared to the year ended December 31, 2010, the comparison of net cash flows was as follows:

•	Net cash flow provided by operations decreased by $283.4 million to $16.9 million in 2011 compared to $300.3 million in 2010. The decrease was primarily a result of (i) a decrease of $291.2 million in the change in income taxes receivable from or payable to Weyerhaeuser, consisting of an increase in income taxes receivable of $22.8 million in 2011 compared to a decrease in income taxes receivable of $268.4 million in 2010, primarily due to income tax payments received in 2010 related to tax benefits realized in 2009 for net operating loss carrybacks; (ii) a $21.3 million reduction in net earnings to $35.5 million in 2011 from $56.8 million in 2010; (iii) an increase of $16.8 million in the change in inventory, consisting of an increase of $11.8 million in 2011 compared to a decrease of $5.0 million in 2010; (iv) an increase of $8.6 million in the change in accounts payable, accrued payroll liabilities and other liabilities consisting of a decrease of $49.1 million in 2011 compared to a decrease of $40.5 million in 2010; (v) a $7.2 million decrease in returns from unconsolidated entities to $2.6 million in 2011 from $9.8 million in 2010; partially offset by (vi) a $33.5 million reduction in net gains on sale of property, equipment and investments, with no activity in 2011 compared to $33.5 million in 2010; and (vii) a decrease of $27.5 million in the change in receivables, consisting of a decrease of $11.7 million in 2011 compared to an increase of $15.8 million in 2010, primarily due to activity on notes receivable related to non-single-family sales transactions.

•	Cash flow from investing activities decreased $29.1 million to a net use of $2.8 million in 2011 from net proceeds of $26.3 million in 2010, primarily due to the receipt of $33.6 million from the sale of partnership interests in 2010 with no comparable activity in 2011.

•	Net cash used by financing activities decreased $310.6 million to $12.0 million in 2011 from $322.6 million in 2010, primarily as a result of (i) an increase in net borrowings on the intercompany note with Weyerhaeuser of $60.5 million in 2011 compared to a net payment of $274.5 million in 2010; offset by (ii) payments on debt payable to third parties of $64.9 million in 2011 compared to $56.6 million in 2010; and (iii) an increase in the payment of returns of capital to Weyerhaeuser to $12.9 million in 2011 with no comparable activity in 2010.

As of December 31, 2011, WRECO’s cash balance was $3.2 million.

Off-Balance Sheet Arrangements and Contractual Obligations

WRECO’s Contractual Obligations and Commercial Commitments

For more details about WRECO’s contractual obligations and commercial commitments see Note 11: Relationship and Transactions with Weyerhaeuser, Note 12: Debt and Revolving Lines of Credit and Note 21: Income Taxes in WRECO’s Notes to Consolidated Financial Statements.

The following table summarizes WRECO’s future estimated cash payments under existing contractual obligations as of September 30, 2013, including estimated cash payments due by period (dollars in thousands):

		Payments Due by Period
	Total	Remaining for 2013	2014	2015- 2016	2017- 2018	Beyond 2018
Debt payable to Weyerhaeuser (1)	$832,198	$—	$832,198	$—	$—	$—
Debt payable to third parties (2)	109,255	69,000	15,000	—	—	25,255
Interest (3)	3,418	2,124	961	56	56	221
Operating lease obligations (4)	127,843	2,818	9,644	15,030	11,087	89,264

Total	$1,072,714	$73,942	$857,803	$15,086	$11,143	$114,740

(1)	In connection with the Transactions, up to $739 million of WRECO’s debt payable to Weyerhaeuser will be repaid and any remaining amounts outstanding under the revolving promissory note with Weyerhaeuser (if any) will be extinguished, and WRECO will incur $800 million or more in aggregate principal amount of debt financing in the form of (i) debt securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, which debt will be an obligation of WRECO and will be guaranteed by WRECO’s materially wholly owned subsidiaries (and after consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions. See “The Transactions” and “Debt Financing” for more information.
(2)	WRECO prepaid the $25.3 million in outstanding bonds due in 2027 on November 15, 2013. In addition, WRECO elected to repay the $15.0 million medium-term notes due in 2014 on December 10, 2013. See Note 22: Subsequent Events in WRECO’s Notes to Consolidated Financial Statements for additional information.
(3)	Amounts presented for interest payments assume that all long-term debt obligations outstanding as of September 30, 2013 will remain outstanding until maturity, and interest rates on variable-rate debt in effect as of September 30, 2013 will remain in effect until maturity.
(4)	Operating lease commitments have not been reduced by minimum sublease rental income that is due in future periods under noncancellable sublease agreements.

Seasonality and Cyclicality

The homebuilding industry generally exhibits seasonality. WRECO has historically experienced and in the future expects to continue to experience, variability in operating results and capital needs on a quarterly basis. Although WRECO enters into new home order contracts throughout the year, a significant portion of its order activity takes place during the spring selling season, with the corresponding deliveries taking place during the fall and early winter. WRECO’s capital needs for construction are typically greater during the spring and summer when it is building homes for delivery later in the year. Accordingly, its revenues may fluctuate significantly on a quarterly basis, and it must maintain sufficient liquidity to meet short-term operating requirements. As a result of seasonal variation, WRECO’s quarterly results of operations and its financial position at the end of a particular quarter are not necessarily representative of the results expected for the year and at year end. Additionally, the residential homebuilding and land development industry is cyclical and is substantially affected by adverse changes in general economic or business conditions that are outside of WRECO’s control. See “Risk Factors related to TRI Pointe’s Industry and Business—TRI Pointe’s business is cyclical and subject to risks associated with the real estate industry, and adverse changes in general economic or business conditions could reduce the demand for homes and have a material adverse effect on TRI Pointe”.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements have not, and are not reasonably likely to, materially and adversely affect WRECO’s financial condition, results of operations or cash flows. Note 8: Variable Interest Entities, Note 12: Debt and Revolving Lines of Credit and Note 16: Commitments and Contingent Liabilities in WRECO’s Notes to Consolidated Financial Statements contain WRECO’s disclosures of:

•	surety bonds,

•	letters of credit and guarantees, and

•	information regarding variable interest entities.

Environmental Matters, Legal Proceedings and Other Contingencies

See Note 16: Commitments and Contingent Liabilities in WRECO’s Notes to Consolidated Financial Statements for more information.

Accounting Matters

Critical Accounting Policies

WRECO’s financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires WRECO’s management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of costs and expenses during the reporting period. On an ongoing basis, WRECO’s management evaluates its estimates and judgments, including those that impact its most critical accounting policies. Estimates and judgments are based on historical experience and various other factors that management believes to be reasonable under the circumstances. Actual results may differ from management’s estimates under different assumptions or conditions. WRECO’s accounting policies that require the most difficult subjective or complex judgments are listed below. Details about WRECO’s other significant accounting policies are in Note 1: Summary of Significant Accounting Policies in WRECO’s Notes to Consolidated Financial Statements.

Inventory and Cost of Sales

Inventory consists of land, land and lots under development, homes under construction and completed homes which are stated at cost, net of impairment losses. WRECO capitalizes direct carrying costs, including interest, property taxes and related development costs to inventory. Field construction supervision and related direct overhead are also included in the capitalized cost of inventory. Direct construction costs are specifically identified and allocated to homes while other common costs, such as land, land improvements and carrying costs, are allocated to homes within a community or to lots or acreage held for sale based on total acreage in a master planned community or based on the relative sales value of homes in a residential community. The cost of inventory, including both direct construction costs and allocated land and lot costs, is recognized in cost of sales at the same time revenue is recognized and is recorded based upon total estimated costs expected to be incurred over the life of the community.

Once a parcel of land has been approved for development and the community is opened, it can typically take many years to fully develop, sell and deliver all the homes in that community depending on the number of home sites in a community and the sales and delivery pace of the homes in a community. Changes to the estimated costs are allocated to the remaining undelivered lots and homes within their respective community. The estimation and allocation of these costs requires a substantial degree of judgment by management.

The estimation process involved in determining relative sales or fair values is inherently uncertain because it involves estimating future sales values of homes before delivery. Additionally, in determining the allocation of costs to a particular land parcel or individual home, we rely on project budgets that are based on a variety of assumptions, including assumptions about construction schedules and future costs to be incurred. It is common that actual results differ from budgeted amounts for various reasons, including construction delays, increases in costs that have not been committed or unforeseen issues encountered during construction that fall outside the scope of existing contracts, or costs that come in less than originally anticipated. While the actual results for a particular construction project are accurately reported over time, a variance between the budget and actual costs could result in the understatement or overstatement of costs and have a related impact on gross margins between reporting periods. To reduce the potential for such variances, WRECO has procedures that have been applied on a consistent basis, including assessing and revising project budgets on a periodic basis, obtaining commitments from subcontractors and vendors for future costs to be incurred and utilizing the most recent information available to estimate costs.

Impairments

Long-lived assets, including inventory and deposits, operating properties and equipment, intangible assets, and investments in unconsolidated entities are subject to a review for impairment if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable from future undiscounted net cash flows expected to be generated by the asset or asset group.

If there are indicators of impairment, a detailed budget and cash flow review is performed for the assets to determine whether the estimated remaining undiscounted future cash flows of the community are more or less than the asset’s carrying value. If the undiscounted cash flows are more than the asset’s carrying value, no impairment adjustment is required. However, if the undiscounted cash flows are less than the asset’s carrying value, an impairment loss is recorded for the difference between the carrying value and the estimated fair value.

When estimating undiscounted cash flows of a community, various assumptions are made, including: (i) expected sales prices and sales incentives to be offered, including the number of homes available, pricing and incentives being offered by WRECO or other builders in other communities, and future sales price adjustments based on market and economic trends; (ii) expected sales pace and cancellation rates based on local housing market conditions, competition and historical trends; (iii) costs expended to date and expected to be incurred including, but not limited to, land and land development costs, home construction costs, interest costs, indirect construction and overhead costs, and selling and marketing costs; and (iv) alternative product offerings that may be offered that could have an impact on sales pace, sales price or building costs.

Many assumptions are interdependent, and a change in one may require a corresponding change to other assumptions. For example, increasing or decreasing sales absorption rates has a direct impact on the estimated per unit sales price of a home, the level of time-sensitive costs (such as indirect construction, overhead and carrying costs), and selling and marketing costs (such as model maintenance costs and advertising costs). If assets are considered impaired, impairment is determined by the amount the asset’s carrying value exceeds its fair value. Fair value is determined based on estimated future cash flows discounted for inherent risks associated with real estate assets. These discounted cash flows are impacted by expected risk based on estimated land development, construction and delivery timelines; market risk of price erosion; uncertainty of development or construction cost increases; and other risks specific to the asset or market conditions where the asset is located when assessment is made. These factors are specific to each community and may vary among communities.

Revenue Recognition

Single-family home sales revenue is recorded using the completed-contract method of accounting at the time each home is delivered, down payment has been received, title and possession are transferred to the buyer, and there is no significant continuing involvement with the home.

Land and lot revenue is recognized when title is transferred to the buyer, buyer has made adequate initial investment in the property, and there is no significant continuing involvement. If the buyer has not made an adequate initial or continuing investment in the property, the profit on such sales is deferred until these conditions are met.

Variable Interest Entities

WRECO accounts for variable interest entities in accordance with ASC 810, Consolidation, or ASC 810. For further details on what is a variable interest entity, or VIE, refer to Note 8: Variable Interest Entities in WRECO’s Notes to Consolidated Financial Statements included elsewhere in this document. For each VIE, WRECO assesses whether it is the primary beneficiary by first determining if it has the ability to control the activities of the VIE that most significantly impact economic performance. Those activities include, but are not limited to the ability to: direct entitlement of land; determine the budget and scope of land development work; perform land development activities; control financing decisions for the VIE; the ability to acquire additional land into the VIE or dispose of land in the VIE not already under contract; the ability to approve, change or amend the respective VIE’s operating agreement. If WRECO is not able to control those activities, it is not considered the primary beneficiary of the VIE. If WRECO does have the ability to control those activities, the company also determines if it is expected to absorb a potentially significant amount of the VIE’s losses or, if no party absorbs the majority of such losses, if it will potentially benefit from a significant amount of the VIE’s expected gains. If WRECO is the primary beneficiary of the VIE, it will consolidate the VIE in the financial statements and reflect the VIE’s assets and liabilities as consolidated real estate not owned within the inventory balance in the consolidated balance sheet.

The equity method of accounting is used for investments that qualify as VIEs when WRECO is not the primary beneficiary.

Warranty Reserves

In the normal course of business, WRECO incurs warranty-related costs associated with homes that have been delivered to homebuyers. Estimated future direct warranty costs are accrued and charged to cost of sales in the period when the related home sale revenues are recognized and the warranty reserve is included in other accrued liabilities. Amounts accrued on homes delivered will vary based on product type and geographical area. Warranty coverage also varies depending on state and local laws. Indirect warranty overhead salaries and related costs are charged to cost of sales in the period incurred. Amounts are accrued based upon WRECO’s historical experience. WRECO periodically assesses the adequacy of the warranty reserve balance and adjusts the amounts as appropriate for current quantitative and qualitative factors. Factors that affect the warranty accruals include the number of homes delivered, historical and anticipated rates of warranty claims and cost per claim.

Contingent Liabilities

WRECO is subject to lawsuits, investigations and other claims related to product and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. Contingent liabilities are recorded when it becomes probable the company will have to make payments and the amount of the loss can be reasonably estimated. Assessing probability of loss and estimating probable losses requires analysis of multiple factors, including: historical experience; judgments about the potential actions of third party claimants and courts and recommendations of legal counsel. In addition to contingent liabilities recorded for probable losses, WRECO discloses contingent liabilities when there is a reasonable possibility that an ultimate loss may occur.

Recorded contingent liabilities are based on the best information available and actual losses in any future period are inherently uncertain. If estimated probable future losses or actual losses exceed the recorded liability for such claims, WRECO would record additional charges in other (income) expense, net. These exposure and proceeds can be significant and the ultimate negative outcomes could be material to WRECO operating results or cash flow in any given quarter or year.

Prospective Accounting Pronouncements

Currently there are no significant prospective accounting pronouncements that are expected to have a material impact on WRECO.

Quantitative and Qualitative Disclosures About Market Risk

Debt Obligations

The following summary of WRECO’s debt obligations includes:

•	scheduled principal repayments for the next five years and after,

•	weighted average interest rates for debt maturing in each of the next five years and after; and

•	estimated fair values of outstanding obligations.

WRECO estimates the fair value of debt based on quoted market prices it received for the same types and issues of its debt or on the discounted value of the future cash flows using market yields for the same type and comparable issues of debt. Changes in market rates of interest affect the fair value of WRECO’s fixed-rate debt.

Summary of Debt Obligations as of September 30, 2013 (dollars in thousands)

	Remaining for 2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Fixed-rate debt	$69,000	$15,000	$—	$—	$—	$—	$84,000	$85,216
Average interest rate	6.14%	6.22%	N/A	N/A	N/A	N/A	6.15%	N/A
Variable-rate debt	$—	$—	$—	$—	$—	$25,255	$25,255	$25,255
Average interest rate	N/A	N/A	N/A	N/A	N/A	0.25%	0.25%	N/A

WRECO’s operations are interest rate sensitive. As overall housing demand is adversely affected by increases in interest rates, a significant increase in mortgage interest rates may negatively affect the ability of homebuyers to secure adequate financing. Higher interest rates could adversely affect WRECO’s revenues, gross margins and net earnings and would also increase its variable rate borrowing costs. WRECO does not enter into, or intend to enter into, derivative financial instruments for trading or speculative purposes.

In October 2013, WRECO notified the Trustee that it intended to prepay the $25.3 million in outstanding bonds due in 2027 and that payment occurred on November 15, 2013. In addition, WRECO elected to repay the $15 million medium-term notes due in 2014 on December 10, 2013. See Note: 22 Subsequent Events in WRECO’s Notes to Consolidated Financial Statements for additional information.

In connection with the Transactions, up to $739 million of WRECO’s debt payable to Weyerhaeuser will be repaid and any remaining amounts outstanding under the revolving promissory note with Weyerhaeuser (if any) will be extinguished, and WRECO will incur $800 million or more in aggregate principal amount of debt financing in the form of (i) debt securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, which debt will be an obligation of WRECO and will be guaranteed by WRECO’s material wholly owned subsidiaries (and after consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions. See “The Transactions” and “Debt Financing” for additional information.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

Selected Historical Financial and Operating Data of WRECO

The following selected historical financial data of WRECO as of and for the nine months ended September 30, 2013 and for the nine months ended September 30, 2012 have been derived from the unaudited financial statements of WRECO included elsewhere in this document and are not necessarily indicative of the results or the financial condition to be expected for the remainder of the year or any future date or period. The financial data as of September 30, 2012 have been derived from the unaudited financial statements of WRECO not included or incorporated by reference in this document and are not necessarily indicative of the results or the financial condition to be expected for the remainder of the year or any future period. The management of WRECO believes that the unaudited financial statements reflect all normal and recurring adjustments necessary for a fair presentation of the results as of and for the interim periods presented. The financial data as of and for the years ended December 31, 2012 and 2011 and for the year ended December 31, 2010 have been derived from the audited financial statements of WRECO included elsewhere in this document. The financial data as of December 31, 2010 and as of and for the years ended December 31, 2009 and 2008 have been derived from the unaudited financial statements of WRECO not included or incorporated by reference in this document. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for WRECO” and the financial statements of WRECO and the notes thereto included elsewhere in this document.

WRECO’s historical financial information does not reflect (i) changes that WRECO expects to experience in the future as a result of the Transactions, including the REB Transfers and changes in the financing, operations, cost structure and personnel needs of its business, or (ii) the impairment charge expected to be recognized in the fourth quarter of 2013 with respect to Coyote Springs. See “The Transaction Agreement—Transfers of Certain Assets and Assumption of Certain Liabilities” and Note 22: Subsequent Events in WRECO’s Notes to Consolidated Financial Statements. Further, the historical financial statements include allocations of certain Weyerhaeuser corporate general and administrative expenses. Management believes the assumptions and methodologies underlying the allocation of corporate general and administrative expenses are reasonable. However, these expenses may not be indicative of the actual level of expense that would have been incurred by WRECO if it had operated as an independent company or of costs expected to be incurred in the future. These allocated expenses relate to various services that have historically been provided to WRECO by Weyerhaeuser, including corporate governance, cash management and other treasury services, administrative services (such as government relations, tax, employee payroll and benefit administration, internal audit, legal, accounting, human resources and equity-based compensation plan administration), lease of office space, aviation services and insurance coverage. For the nine months ended September 30, 2013 and 2012, WRECO incurred $18.0 million and $14.3 million, respectively, of allocated corporate general and administrative expenses from Weyerhaeuser. During the years ended December 31, 2012, 2011 and 2010, WRECO incurred $20.5 million, $17.3 million and $16.0 million, respectively, of allocated corporate general and administrative expenses from Weyerhaeuser. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for WRECO” and Note 11 to WRECO’s audited financial statements included in this document for further information regarding the allocated corporate general and administrative expenses. In addition, as part of WRECO’s historical cash management strategy as a subsidiary of Weyerhaeuser, WRECO has a revolving promissory note payable to Weyerhaeuser that will be extinguished in connection with the Transactions. The total amount outstanding under the promissory note was $832.2 million as of September 30, 2013, and $689.6 million and $568.7 million as of December 31, 2012 and 2011, respectively. WRECO paid Weyerhaeuser interest on the unpaid balance for the nine months ended September 30, 2013 and 2012 at rates per annum of 1.88% and 1.93%, respectively. For the year ended December 31, 2012, 2011 and 2010, the rates per annum were 1.92%, 0.62% and 0.62%, respectively. Interest incurred for the nine months ended September 30, 2013 and 2012 was $11.4 million and $8.8 million, respectively. Interest incurred for the year ended December 31, 2012, 2011 and 2010 was $12.8 million, $3.4 million and $4.2 million, respectively.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)
	(Dollar amounts in thousands, except per share figures)
Statement of Operations Data
Single-family home sales revenue	$744,598	$550,151	$870,596	$768,071	$842,080	$833,041	$1,297,131
Single-family home cost	(584,683)	(434,808)	(690,578)	(589,574)	(641,437)	(684,580)	(1,108,755)
Single-family impairments and related charges	(922)	(2,817)	(3,319)	(10,399)	(12,400)	(224,040)	(877,290)

Single-family gross margin	158,993	112,526	176,699	168,098	188,243	(75,579)	(688,914)

Non-single-family revenue	42,621	112,377	199,710	69,674	79,757	71,100	110,343
Non-single-family cost	(33,138)	(100,860)	(121,357)	(39,224)	(53,975)	(69,937)	(352,727)
Non-single-family impairments and related charges	(323)	(98)	(272)	(620)	(2,344)	(25,894)	(110,227)

Non-single-family gross margin	9,160	11,419	78,081	29,830	23,438	(24,731)	(352,611)

Total gross margin	168,153	123,945	254,780	197,928	211,681	(100,310)	(1,041,525)
Sales and marketing expense	(65,436)	(53,108)	(78,022)	(71,587)	(82,052)	(94,647)	(151,276)
General and administrative expense	(57,113)	(49,156)	(75,583)	(71,348)	(74,470)	(76,744)	(89,659)
Restructuring expense	(3,451)	(2,114)	(2,460)	(2,801)	(2,880)	(20,769)	(8,500)
Other income (expense), net	1,906	(296)	914	2,080	33,592	6,981	(12,680)

Earnings (losses) from continuing operations before income taxes	44,059	19,271	99,629	54,272	85,871	(285,489)	(1,303,640)
Income tax (expense) benefit from continuing operations	(15,732)	(7,169)	(38,910)	(19,333)	(33,742)	103,223	474,317

Earnings (losses) from continuing operations	28,327	12,102	60,719	34,939	52,129	(182,266)	(829,323)
Discontinued operations, net of income taxes	384	207	762	589	4,656	(9,162)	(104,111)

Net earnings (losses)	28,711	12,309	61,481	35,528	56,785	(191,428)	(933,434)
Less: net (earnings) losses attributable to noncontrolling interests(1)	—	—	—	—	(1,507)	16,427	65,393

Net earnings (losses) attributable to common shareholder	$28,711	$12,309	$61,481	$35,528	$55,278	$(175,001)	$(868,041)

Basic earnings (losses) per share from continuing operations attributable to common shareholder	$28.33	$12.10	$60.72	$34.94	$52.13	$(170.23)	$(796.10)
Basic earnings (losses) per share from discontinued operations attributable to common shareholder	0.38	0.21	0.76	0.59	3.15	(4.77)	(71.94)

Basic earnings (losses) per share attributable to common shareholder	$28.71	$12.31	$61.48	$35.53	$55.28	$(175.00)	$(868.04)

Operating Data-Owned Projects
Net new home orders	2,528	2,098	2,659	1,902	1,914	2,269	2,522
New homes delivered	1,867	1,472	2,314	1,912	2,125	2,177	3,188
Average sales price of homes delivered	$399	$374	$376	$402	$396	$382	$406
Cancellation rate	14%	15%	15%	16%	20%	23%	32%
Average selling communities	78	69	68	72	71	80	118
Selling communities at end of period	88	65	62	66	73	66	99
Backlog at end of period, number of homes	1,435	1,055	774	429	439	650	558
Backlog at end of period, aggregate sales value	$707,120	$415,173	$340,663	$167,505	$202,415	$255,269	$248,281
Balance Sheet Data
Cash	$5,277	$6,303	$5,212	$3,170	$1,099	$7,050	$6,087
Inventory	$1,782,548	$1,589,321	$1,609,485	$1,499,040	$1,499,936	$1,520,010	$1,886,924
Total assets	$2,186,059	$1,978,103	$1,999,537	$1,933,849	$1,952,077	$2,265,766	$2,852,259
Debt payable to third parties and Weyerhaeuser	$941,453	$874,858	$798,808	$851,303	$853,329	$1,185,038	$1,230,458
Total liabilities	$1,175,312	$1,065,727	$1,005,810	$1,044,142	$1,090,155	$1,453,441	$1,596,963
Total shareholder’s interest	$974,557	$904,129	$953,779	$891,304	$865,519	$807,461	$1,232,363

(1)	Net earnings attributable to noncontrolling interests for the year ended December 31, 2010 relates to discontinued operations. Net loss attributable to noncontrolling interests for the year ended December 31, 2009 includes $12,038 related to continuing operations and $4,389 related to discontinued operations. Net loss attributable to noncontrolling interests for the year ended December 31, 2008 includes $33,225 related to continuing operations and $32,168 related to discontinued operations.

Selected Historical Financial Data of Weyerhaeuser

The following selected historical financial data of Weyerhaeuser as of and for the nine months ended September 30, 2013 and for the nine months ended September 30, 2012 have been derived from the unaudited financial statements of Weyerhaeuser incorporated by reference in this document and are not necessarily indicative of the results or the financial condition to be expected for the remainder of the year or any future date or period. The data as of September 30, 2012 have been derived from the unaudited financial statements of Weyerhaeuser not included or incorporated by reference in this document and are not necessarily indicative of the results or the financial condition to be expected for any future date or period. The management of Weyerhaeuser believes that the unaudited financial statements reflect all normal and recurring adjustments necessary for a fair presentation of the results as of and for the interim periods presented. The data as of and for the years ended December 31, 2012 and 2011 and for the year ended December 31, 2010 have been derived from the audited financial statements of Weyerhaeuser incorporated by reference in this document. The data as of December 31, 2010 and as of and for the years ended December 31, 2009 and 2008 have been derived from the audited financial statements of Weyerhaeuser not included or incorporated by reference in this document. This information is only a summary and should be read in conjunction with the financial statements of Weyerhaeuser and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in Weyerhaeuser’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and its Annual Report on Form 10-K for the year ended December 31, 2012, each of which is incorporated by reference into this document. See “Where You Can Find More Information; Incorporation by Reference”.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)
	(Dollar amounts in millions, except per share figures)
Consolidated Statement of Operations
Net sales and revenues	$6,273	$5,059	$7,059	$6,216	$5,954	$5,068	$7,413
Cost of products sold	(4,925)	(4,230)	(5,810)	(5,120)	(4,831)	(4,661)	(6,865)

Gross margin	1,348	829	1,249	1,096	1,123	407	548
Selling expenses	(161)	(138)	(194)	(178)	(200)	(225)	(357)
General and administrative expenses	(338)	(310)	(436)	(423)	(450)	(456)	(608)
Research and development expenses	(23)	(23)	(32)	(30)	(34)	(51)	(66)
Alternative fuel mixture credits	—	—	—	—	—	344	—
Charges for restructuring, closures and impairments	(12)	(26)	(32)	(83)	(148)	(686)	(2,113)
Other income (expense), net	30	147	180	212	163	288	(8)

Operating income	844	479	735	594	454	(379)	(2,604)
Interest income and other	42	38	52	47	80	74	366
Impairments of investments and other related charges	—	—	—	—	—	(7)	(160)
Interest expense, net of capitalized interest	(258)	(260)	(348)	(384)	(452)	(462)	(414)

Net earnings (losses) from continuing operations before income taxes	628	257	439	257	82	(774)	(2,812)
Income taxes	(119)	(15)	(55)	62	1,192	249	901

Net earnings (losses) from continuing operations	509	242	384	319	1,274	(525)	(1,911)
Net earnings (losses) from discontinued operations, net of income taxes	—	—	—	12	9	(43)	669

Net earnings (losses)	509	242	384	331	1,283	(568)	(1,242)
Dividends on preference shares	(12)	—	—	—	—	—	—
Net earnings (losses) attributable to noncontrolling interests	—	—	1	—	(2)	23	66

Net earnings (losses) attributable to Weyerhaeuser common shareholders	$497	$242	$385	$331	$1,281	$(545)	$(1,176)

Basic net earnings (losses) per share attributable to common shareholders
Continuing operations	$0.89	$0.45	$0.71	$0.60	$3.97	$(2.38)	$(8.73)
Discontinued operations	—	—	—	0.02	0.03	(0.20)	3.16

Net earnings (losses) per share	$0.89	$0.45	$0.71	$0.62	$4.00	$(2.58)	$(5.57)

Diluted net earnings (losses) per share attributable to common shareholders
Continuing operations	$0.88	$0.45	$0.71	$0.59	$3.96	$(2.38)	$(8.73)
Discontinued operations	—	—	—	0.02	0.03	(0.20)	3.16

Net earnings (losses) per share	$0.88	$0.45	$0.71	$0.61	$3.99	$(2.58)	$(5.57)

Balance Sheet Data
Cash and cash equivalents	$903	$608	$898	$953	$1,467	$1,869	$2,294
Inventories	$2,316	$2,102	$2,140	$1,975	$1,977	$1,968	$2,602
Total assets	$15,609	$12,338	$12,592	$12,634	$13,464	$15,319	$16,695
Long-term debt	$5,568	$4,291	$4,291	$4,478	$5,060	$5,686	$6,016
Total liabilities	$9,492	$7,985	$8,479	$8,367	$8,850	$11,265	$11,848
Shareholder’s equity	$6,078	$4,340	$4,070	$4,263	$4,612	$4,044	$4,814

Selected Historical Financial and Operating Data of TRI Pointe

The following selected historical financial data of TRI Pointe as of and for the nine months ended September 30, 2013 and 2012 have been derived from the unaudited financial statements of TRI Pointe included in Appendix A to this document and are not necessarily indicative of the results or the financial condition to be expected for the remainder of the year or any future date or period. The management of TRI Pointe believes that the unaudited financial statements reflect all normal and recurring adjustments necessary for a fair presentation of the results as of and for the interim periods presented. The financial data as of and for the years ended December 31, 2012 and 2011, the period from September 24, 2010 (the inception date of TPH LLC) through December 31, 2010 and the period from January 1, 2010 through September 23, 2010 (TRI Pointe’s predecessor) have been derived from the audited financial statements of TRI Pointe included in Appendix A to this document. From April 2009 to September 23, 2010, TRI Pointe’s principals were engaged primarily in the business of constructing homes for independent third-party property owners through a number of different entities. This information is only a summary and should be read in conjunction with the financial statements of TRI Pointe and the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for TRI Pointe” included in Appendix A to this document.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,		As of and for the Period from September 24, 2010 (Inception) through December 31,	TRI Pointe Predecessor
						As of and for the Period from January 1, 2010 through September 23,
	2013	2012	2012	2011	2010	2010
	(unaudited)
	(Dollar amounts in thousands, except per share figures)
Statement of Operations Data
Home sales	$128,115	$22,277	$77,477	$13,525	$4,143	$—
Cost of home sales	(101,532)	(19,663)	(63,688)	(12,075)	(3,773)	—

Homebuilding gross profit	26,583	2,614	13,789	1,450	370	—
Fee building gross margin	804	38	149	150	814	2,665
Sales and marketing	(5,168)	(2,351)	(4,636)	(1,553)	(408)	(136)
General and administrative	(11,569)	(4,155)	(6,772)	(4,620)	(1,875)	(1,401)
Organizational costs	—	—	—	—	(1,061)	—
Other income (expense), net	(248)	(86)	(24)	(20)	(15)	(43)

Income (loss) before income taxes	10,402	(3,940)	2,506	(4,593)	(2,175)	1,085
Provision for income taxes	(3,371)	—	—	—	—	—

Net income (loss)	$7,031	$(3,940)	$2,506	$(4,593)	$(2,175)	$1,085

Net income (loss) per share(1)
Basic	$0.23	$(0.28)	$0.12	$(0.36)

Diluted	$0.23	$(0.28)	$0.12	$(0.36)

Operating Data—Owned Projects
Net new home orders	389	129	204	42	9	4
New homes delivered	230	55	144	36	11	—
Average sales price of homes delivered	$557	$405	$538	$376	$377	$—
Cancellation rate	8%	17%	16%	13%	19%	20%
Average selling communities	7.1	5.0	5.4	2.0	2.0	1.0
Selling communities at end of period	7	7	7	3	2	1
Backlog at end of period, number of homes	227	82	68	8	2	4
Backlog at end of period, aggregate sales value	$162,730	$46,126	$33,287	$3,364	$696	$1,392

Operating Data—Fee Building Projects
Net new home orders	38	17	45	34	24	114
New homes delivered	50	16	26	68	56	46
Average sales price of homes delivered	$601	$1,020	$885	$786	$794	$787

Balance Sheet Data
Cash, cash equivalents and marketable securities	$62,231	$45,242	$19,824	$10,164	$11,744	$6,029
Real estate inventories	$359,878	$148,468	$194,083	$82,023	$14,108	$8,117
Total assets	$430,968	$195,514	$217,516	$93,776	$30,096	$15,672
Notes payable	$92,452	$46,436	$57,368	$6,873	$3,462	$4,494
Total liabilities	$118,122	$52,924	$68,363	$11,285	$5,238	$4,983
Common units subject to redemption(2)	$—	$37,000	$—	$—	$—	$—
Members’ equity	$—	$105,590	$149,153	$82,491	$24,858	$10,689
Stockholders’ equity	$312,845	$—	$—	$—	$—	$—

(1)	Basic and diluted net income (loss) per share give effect to the conversion of the equity of the former members of TPH LLC into TRI Pointe common stock on January 30, 2013 as though the conversion had occurred at the beginning of the period or the original date of issuance, if later. The number of shares converted is based on the initial public offering price of $17.00 per share of TRI Pointe common stock.

(2)	During the period ended September 30, 2012, the Starwood Fund made an additional capital contribution to TPH LLC in the amount of $37 million, representing the contribution of the remainder of its $150 million equity commitment to TPH LLC, in exchange for additional common units. As of September 30, 2012, TRI Pointe was required to return this $37 million capital contribution (or a lesser amount specified by the Starwood Fund) to the Starwood Fund if TRI Pointe’s initial public offering did not close by February 28, 2013, or if TRI Pointe’s initial public offering terminated prior to that time. In November 2012, TRI Pointe obtained written approval from the Starwood Fund, pursuant to an amendment of the operating agreement of TPH LLC, to remove the redemption feature of the $37 million of common units.

Unaudited Pro Forma Condensed Combined Financial Information of TRI Pointe and WRECO

The following unaudited pro forma condensed combined financial information presents the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of operations based upon the combined historical financial statements of WRECO and TRI Pointe, after giving effect to the Transactions between WRECO and TRI Pointe and adjustments described in the accompanying notes. The Transactions are accounted for as a reverse acquisition under the acquisition method of accounting, which requires determination of the accounting acquiror. The accounting guidance for business combinations, Accounting Standards Codification 805, Business Combinations, provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including the following:

•	The relative voting interests of TRI Pointe after the consummation of the Transactions. Weyerhaeuser shareholders are expected to receive approximately 79.8% of the equity ownership and associated voting rights in TRI Pointe after the consummation of the Transactions.

•	The size of the combining companies in the Transactions. The relative sizes are measured in terms of assets, revenues, net income, and other applicable metrics. WRECO would represent 91%, 93%, and 96%, and TRI Pointe would represent 9%, 7%, and 4%, of the combined assets, revenues, and net income, respectively, as of or for the year ended December 31, 2012, as applicable.

•	The composition of the governing body of TRI Pointe after the consummation of the Transactions. The composition of TRI Pointe’s board of directors following the consummation of the Transactions will be comprised of five directors selected by TRI Pointe while the remaining four directors will be selected by Weyerhaeuser immediately prior to the consummation of the Transactions. However, the board of directors can be replaced at a stockholders’ meeting after the consummation of the Transactions.

•	The composition of senior management of TRI Pointe after the consummation of the Transactions. TRI Pointe’s senior management following the Merger will be the same as TRI Pointe’s current management team. However, senior management can be removed by the board of directors of TRI Pointe after the consummation of the Transactions.

Based on the foregoing analysis, WRECO will be considered to be the accounting acquiror. The historical consolidated financial statements for all periods prior to the consummation of the Transactions will only reflect the historical consolidated financial statements of WRECO. Upon consummation of the Transactions, WRECO will apply purchase accounting to the assets and liabilities of TRI Pointe.

The unaudited pro forma condensed combined balance sheet as of September 30, 2013 reflects the Transactions as if they were consummated on that date. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2012 and the nine months ended September 30, 2013 reflect the Transactions as if they were consummated on January 1, 2012, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information should be read in conjunction with the audited and unaudited historical financial statements of WRECO and TRI Pointe and the notes thereto included in this document, as well as the disclosures contained in each company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations. Additional information about the basis of presentation of this information is provided in Note 1 hereto.

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma adjustments reflecting the consummation of the Transactions have been prepared in accordance with business combination accounting guidance as provided in Accounting Standards Codification 805, Business Combinations, and reflect the preliminary allocation of the purchase price to the acquired assets and liabilities based upon their estimated fair values, using the assumptions set forth in the notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of the future results or financial position of the combined company. In connection with the pro forma financial information, WRECO allocated the purchase price using its best estimates of fair value of TRI Pointe’s assets and liabilities. These estimates are based on the most recently available information. The allocation is dependent upon certain valuation and other analyses that are not yet final. Accordingly, the pro forma acquisition price allocations are preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. There can be no assurances that the final valuations will not result in material changes to these preliminary purchase price allocations.

The unaudited pro forma condensed combined financial information also does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the Transactions or any integration costs. Furthermore, the unaudited pro forma condensed combined statement of operations does not include certain nonrecurring charges and the related tax effects which result directly from the Transactions as described in the notes to the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2013

(in thousands)

	Historical		Excluded Assets and Liabilities	Combined	Pro Forma Adjustments	Notes	Pro Forma Combined
	WRECO	TRI Pointe Homes, Inc.
Assets
Cash and cash equivalents	$5,277	$32,303	$—	$37,580	$(739,000)	(a)	$33,246
					782,000	(b)
					(1,000)	(c)
					(46,334)	(d)
Marketable securities	—	29,928	—	29,928	—		29,928
Accounts receivables	76,885	533	—	77,418	—		77,418
Deposits on real estate	39,737	—	(4,019)	35,718	—	(e)	35,718
Inventory	1,782,548	359,878	(353,741)	1,788,685	—	(e)	1,810,518
					21,833	(f)
Intangible assets	6,627	—	—	6,627	12,500	(f)	19,127
Investments in unconsolidated entities	19,879	—	—	19,879	—		19,879
Goodwill	—	—	—	—	289,266	(f)	289,266
Deferred tax assets	170,534	906	(760)	170,680	(13,733)	(m)	156,947
Other assets	67,187	7,420	(1,800)	72,807	—	(e)	90,135
					18,000	(b)
					(672)	(g)
Assets of discontinued operations	20,985	—	(17,385)	—	—	(h)	—

Total assets	$2,186,059	$430,968	$(377,705)	$2,239,322	$322,860		$2,562,182

Liabilities and Stockholders’ Equity
Accounts payable	$62,982	$14,598	$—	$77,580	$(334)	(d)	$62,615
					(14,631)	(a)
Accrued payroll liabilities	44,912	2,743	(28,377)	19,278	—	(i)	19,278
Other accrued liabilities	116,504	8,329	—	124,833	(1,000)	(c)	123,604
					(229)	(j)
Debt payable	109,255	92,452	—	201,707	800,000	(b)	1,001,707
Debt payable to Weyerhaeuser	832,198	—	—	832,198	(832,198)	(a)	—
Debt (nonrecourse to WRECO) held by variable interest entities	5,883	—	—	5,883	—		5,883
Income tax payable to Weyerhaeuser	3,135	—	—	3,135	(3,135)	(a)	—
Liabilities of discontinued operations	443	—	(443)	—		(h)	—

Total liabilities	1,175,312	118,122	(28,820)	1,264,614	(51,527)		1,213,087
Commitments and contingencies
Stockholders’ equity
Preferred stock	—	—	—	—	—		—
Common stock	4,000	316	—	4,316	(316)	(l)	1,613
					(2,387)	(k)
Additional paid-in capital	330,181	309,852	(348,885)	291,148	379,768	(n)	670,916
Retained earnings	640,376	2,769	—	643,145	(2,769)	(l)	640,376
Accumulated other comprehensive income	—	(91)	—	(91)	91	(l)	—

Total stockholders’ equity	974,557	312,846	(348,885)	938,518	374,387		1,312,905
Noncontrolling interests	36,190	—	—	36,190	—		36,190

Total liabilities and stockholders’ equity	$2,186,059	$430,968	$(377,705)	$2,239,322	$322,860		$2,562,182

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2013

(in thousands, except per share amounts)

	Historical
	WRECO	TRI Pointe Homes, Inc.	Excluded Operations	Combined	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenues
Home sales	$744,598	$128,115	$—	$872,713	$—		$872,713
Land and lot sales	39,493	—	—	39,493	—		39,493
Fee building	—	9,399	—	9,399	—		9,399
Other operations	3,128	—	—	3,128	—		3,128

Total revenue	787,219	137,514	—	924,733	—		924,733

Expenses:
Cost of home sales	584,683	101,532	—	686,215	10,416	(1)	701,234
					4,603	(2)
Cost of land and lot sales	30,833	—	(1,644)	29,189	—	(3)	29,189
Fee building	—	8,595	—	8,595	—		8,595
Impairments and related charges	1,245	—	—	1,245	—		1,245
Other operations	2,305	—	—	2,305	—		2,305
Sales and marketing	65,436	5,168	—	70,604	938	(4)	71,542
General and administrative	57,113	11,569	(170)	68,512	—	(5)	68,444
					(1,000)	(6)
					932	(7)
Restructuring charges	3,451	—	—	3,451	—		3,451

Total expenses	745,066	126,864	(1,814)	870,116	15,889		886,005

Earnings from continuing operations	42,153	10,650	1,814	54,617	(15,889)		38,728
Equity in income of unconsolidated entities	167	—	—	167	—		167
Other income (expense), net	1,739	(248)	22	1,513	—	(3)	4,249
					490	(8)
					2,206	(1)
					40	(9)

Earnings before income taxes	44,059	10,402	1,836	56,297	(13,153)		43,144
Provision for income taxes	(15,732)	(3,371)	—	(19,103)	4,527	(10)	(14,576)

Earnings from continuing operations	$28,327	$7,031	$1,836	$37,194	$(8,626)		$28,568

Earnings per common share
Basic	$28.33	$0.23					$0.18
Diluted	$28.33	$0.23					$0.18
Weighted average shares
Basic	1,000	30,499					161,298
Diluted	1,000	30,515					162,530

The accompanying notes are an integral part of, and should be read together with this unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2012

(in thousands, except per share amounts)

	Historical		Excluded Operations	Combined	Pro Forma Adjustments	Notes	Pro Forma Combined
	WRECO	TRI Pointe Homes, Inc.
Revenues
Home sales	$870,596	$77,477	$—	$948,073	$—		$948,073
Land and lot sales	192,489	—	—	192,489	—		192,489
Fee building	—	1,073	—	1,073	—		1,073
Other operations	7,221	—	—	7,221	—		7,221

Total revenue	1,070,306	78,550	—	1,148,856	—		1,148,856

Expenses:
Cost of home sales	690,578	63,688	—	754,266	6,377	(1)	777,873
					17,230	(2)
Cost of land and lot sales	116,143	—	(2,131)	114,012	—	(3)	114,012
Fee building	—	924	—	924	—		924
Impairments and related charges	3,591	—	—	3,591	—		3,591
Other operations	5,214	—	—	5,214	—		5,214
Sales and marketing	78,022	4,636	—	82,658	1,250	(4)	83,903
General and administrative	75,583	6,772	(1,179)	81,176	—	(5)	85,038
					3,862	(7)
Restructuring charges	2,460	—	—	2,460	—		2,460

Total expenses	971,591	76,020	(3,310)	1,044,301	28,719		1,073,020

Income (loss) from continuing operations:	98,715	2,530	3,310	104,555	(28,719)		75,836
Equity in income of unconsolidated entities	2,490	—	—	2,490	—		2,490
Other income (expense), net	(1,576)	(24)	28	(1,572)		(3)	(1,778)
					(206)	(1)

Income (loss) before income taxes	99,629	2,506	3,338	105,473	(28,925)		76,548
Provision for income taxes	(38,910)	—	—	(38,910)	10,235	(10)	(28,675)

Earnings from continuing operations	$60,719	$2,506	$3,338	$66,563	$(18,690)		$47,873

Earnings per common share
Basic	$60.72	$0.12					$0.30
Diluted	$60.72	$0.12					$0.29
Weighted average shares
Basic	1,000	21,598					161,298
Diluted	1,000	21,598					162,530

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed combined financial information.

1. Basis of Presentation

The historical consolidated financial information has been adjusted to give pro forma effect to events that are (i) directly attributable to the Transactions, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the Transactions and certain other adjustments. The final determination of the purchase price allocation will be based on the fair values of assets acquired and liabilities assumed as of the Closing Date.

WRECO’s historical results are derived from WRECO’s audited consolidated statement of operations for the year ended December 31, 2012, unaudited consolidated balance sheet as of September 30, 2013 and unaudited consolidated statement of operations for the nine months ended September 30, 2013. TRI Pointe’s historical results are derived from the audited consolidated statement of operations for the year ended December 31, 2012, unaudited consolidated balance sheet as of September 30, 2013 and unaudited consolidated statement of operations for the nine months ended September 30, 2013.

The denominator used to calculate pro forma basic earnings per common share was calculated by adding 129,700,000 shares issued in the Transactions to the historical shares of TPH prior to the Transactions. The denominator used to calculate pro forma diluted earnings per common share was derived from the shares used to calculate basic earnings per common share plus 1,232,000 shares attributable to equity awards outstanding prior to the Transactions.

Significant Accounting Policies

The accounting policies used in the preparation of this unaudited pro forma condensed combined financial information are those set forth in WRECO’s and TRI Pointe’s audited consolidated financial statements as of December 31, 2012. TRI Pointe’s management has determined that no material adjustments are necessary to conform TRI Pointe’s financial statements to the accounting policies used by WRECO in the preparation of the unaudited pro forma condensed combined financial information. Certain reclassification adjustments have been made in the unaudited pro forma condensed combined financial statements to conform TRI Pointe’s historical basis of presentation to that of WRECO.

Description of Transaction

On November 4, 2013, TRI Pointe and Weyerhaeuser announced that they, along with WRECO and Merger Sub, had entered into the Transaction Agreement, which provides for the combination of TRI Pointe’s business and the Real Estate Business.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to make a cash payment to WNR, a subsidiary of Weyerhaeuser. Weyerhaeuser will then cause the REB Transfers to occur.

Following the REB Transfers, Weyerhaeuser will cause WNR to distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser in the WRECO Spin. If Weyerhaeuser elects to conduct an exchange offer, Weyerhaeuser will offer to Weyerhaeuser shareholders in the exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares, subject to proration in the event of oversubscription. If the exchange offer is consummated but fewer than all the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of the exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. If Weyerhaeuser does not elect to conduct an exchange offer, it will distribute all WRECO common shares owed by it to Weyerhaeuser shareholders. Immediately after the Distribution and at the effective time of the Merger, Merger Sub will merge with and into WRECO, with WRECO surviving the merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock.

TRI Pointe expects to issue 129,700,000 shares of TRI Pointe common stock in the Merger, excluding shares to be issued for equity awards held by WRECO employees that are being assumed by TRI Pointe in connection with the Transactions. Based upon the reported closing sale price of $         per share for TRI Pointe common stock on the NYSE on                     , 2014, the total value of the shares to be issued by TRI Pointe and the amount of cash received by WNR, a subsidiary of Weyerhaeuser, in the Transactions, including from the proceeds of the New Debt (which will be an obligation of WRECO and will be guaranteed by WRECO’s material wholly owned domestic subsidiaries (and after consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries)) as discussed below but not including any Adjustment Amount as described in “The Transaction Agreement—Payment of Adjustment Amount”, would have been approximately $                 billion. The actual value of the consideration to be paid by TRI Pointe will depend on the market price of TRI Pointe common stock at the time of determination and on the Adjustment Amount.

After the consummation of the Merger, TRI Pointe will own and operate the Real Estate Business through WRECO, which will be TRI Pointe’s wholly owned subsidiary, and will also continue its current businesses. TRI Pointe common stock, including the shares issued in the Merger, will be listed on the NYSE under TRI Pointe’s current trading symbol “TPH”.

2. Calculation of Estimated Purchase Consideration

The purchase consideration in a reverse acquisition is determined with reference to the value of equity of the accounting acquiree (in this case, TRI Pointe, the legal acquirer). The fair value of TRI Pointe’s common stock is based on the closing stock price on January 3, 2014 of $19.65.

The purchase price is calculated as follows (dollars in thousands, except number of shares and per share amount):

Number of TRI Pointe shares outstanding (i)	31,597,907
TRI Pointe common stock price (ii)	$19.65

Total	$620,899
Fair value of stock options (iii)	1,813

Estimated purchase price	$622,712

(i)	Number of shares of TRI Pointe common stock issued and outstanding as of January 3, 2014.
(ii)	Closing price of TRI Pointe common stock on the NYSE on January 3, 2014 of $19.65 per share.
(iii)	The fair value of stock options for the services already rendered have been added to the calculation of the estimated purchase price.

For pro forma purposes, the fair value of the consideration given and thus the estimated purchase price was determined based on the $19.65 per share closing price of TRI Pointe common stock on January 3, 2014. The final purchase consideration could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in TRI Pointe’s common stock price as of the Closing Date of the transaction. A sensitivity analysis related to the fluctuations in TRI Pointe’s common stock price was performed to assess the impact a hypothetical change of 10% on the closing date of TRI Pointe’s common stock on January 3, 2014 would have on the estimated purchase price and goodwill as of the Closing Date.

The following table shows the change in TRI Pointe’s common stock price, estimated consideration transferred and goodwill (dollars in thousands, except per share amounts):

Change in stock price	Stock price	Estimated consideration transferred	Goodwill
Increase of 10%	$21.62	$684,802	$351,356
Decrease of 10%	$17.69	$560,622	$227,176

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of TRI Pointe are recorded at the acquisition date fair values and added to those of WRECO. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed as of September 30, 2013 and have been prepared to illustrate the estimated effect of the Transactions. The allocation is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the pro forma purchase price allocation is subject to further adjustments as additional information becomes available and as additional analyses and final valuations are conducted following the completion of the Transactions. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following table sets forth a preliminary allocation of the estimated purchase consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of TRI Pointe, with the excess recorded as goodwill (dollars in thousands):

Cash and cash equivalents	$32,303
Marketable securities	29,928
Inventory	381,711
Contract, notes, or accounts receivable	533
Trademark intangible asset	12,500
Goodwill	289,266
Other assets	7,420

Total assets	753,661

Accounts payable	14,598
Accrued payroll liabilities	2,743
Other accrued liabilities	8,329
Deferred tax liability	12,827
Notes payable to third parties	92,452

Total liabilities	130,949

Net assets acquired	$622,712

3. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet (dollars in thousands)

(a)	Reflects the elimination of the intercompany debt payable, accounts payable, and income tax payable to Weyerhaeuser by WRECO and the $739 million in cash to be paid by WRECO in connection with the Transactions to Weyerhaeuser.

(b)	Represents the estimated net cash proceeds from the issuance of WRECO debt, as well as deferred finance costs and the establishment of a note payable. Refer to Note 6 for further details.

(c)	Represents compensation to WRECO employees that is vested and payable at closing.

(d)	Represents the estimated cash transaction costs related to underwriting, legal, and other advisory fees associated with the Transactions.

(e)	Represents the transfer of WRECO’s interest in Coyote Springs which, under the terms of the transaction agreement with TRI Pointe, will be excluded from the transaction and retained by Weyerhaeuser. Following the announcement of the transaction with TRI Pointe, WRECO and Weyerhaeuser began exploring feasible strategic alternatives for Coyote Springs and in late December 2013 determined that the likely alternative for Coyote Springs results in an indication of impairment. Consequently, Weyerhaeuser’s management has determined that a non-cash charge, likely in excess of $300 million, should be recognized in the fourth quarter of 2013 for the impairment of Coyote Springs. See Note 22: Subsequent Events in WRECO’s Notes to Consolidated Financial Statements for more information.

(f)	Reflects the fair value purchase accounting adjustments to TRI Pointe, including the fair value increase to real estate inventories, trade name intangible and goodwill. Refer to Note 5 for discussion of the valuation of intangible assets. TRI Pointe determined the preliminary estimate of fair value of inventory primarily using a discounted cash flow model. These estimated cash flows are significantly impacted by estimates related to expected average selling prices, sales pace, cancellation rates, construction and overhead costs. Due to the preliminary nature of these estimates, actual results could differ significantly from such estimates. Discount rates used in the pro forma analysis ranged from 18% to 22%.

(g)	Represents the elimination of deferred financing costs from the historical financial statements of TRI Pointe.

(h)	Reflects the elimination of assets and liabilities of discontinued operations of WRECO that are not being acquired in the Transactions.

(i)	Reflects the elimination of deferred compensation amounts owed by Weyerhaeuser to employees of WRECO. These liabilities are being excluded from the liabilities assumed because they are being retained by Weyerhaeuser pursuant to the Transaction Agreement.

(j)	Reflects the purchase accounting adjustment to eliminate deferred rent of TRI Pointe.

(k)	Represents the adjustment to common stock to reflect the total amount of shares outstanding of 162,297,907 shares of common stock at $0.01 par value upon consummation of the Transactions.

(l)	Represents the elimination of the historical equity of TRI Pointe.

(m)	Represents adjustments to reflect the increase in deferred tax liabilities as a result of recording the acquired assets and assumed liabilities of TRI Pointe at their fair value.

(n)	Reflects the cumulative adjustment to APIC, primarily attributable to the transfer of interest in Coyote Springs, the issuance of equity to effect the Merger, and the elimination of intercompany payable amounts.

4. Notes to Unaudited Pro Forma Condensed Combined Statements of Operations

(1)	Reflects the incremental increase to cost of home sales and change to interest expense related to the issuance of New Debt.

(2)	Represents the increase in cost of home sales due to the increase in fair value of inventory acquired in the Transactions.

(3)	Reflects the elimination of certain costs related to deferred compensation that were related to amounts Weyerhaeuser owed to WRECO. These expenses are being excluded because they are specifically identified as liabilities of Weyerhaeuser in the Transaction Agreement.

(4)	Represents the amortization expense related to the TRI Pointe trade name intangible recognized in purchase accounting. See Note 5.

(5)	Represents the elimination of costs related to WRECO’s interest in Coyote Springs, which is expected to be retained by Weyerhaeuser.

(6)	Represents retention compensation to WRECO employees that will vest at closing.

(7)	Represents the change in stock-based compensation expense due to the equity award modification and resulting remeasurement of the fair value of stock based compensation as a result of the Transactions.

(8)	Represents the elimination of the transaction costs incurred related to underwriting, legal, and other advisory fees associated with the Transactions.

(9)	Represents the amortization of deferred financing costs eliminated in connection with the Transactions.

(10)	Represents the adjustment to income tax expense as a result of the tax impact on the pro forma adjustments. WRECO and TRI Pointe used their respective statutory tax rates to compute the income tax expense related to each entity’s pro forma condensed combined statement of operations adjustment as follows (dollars in thousands):

	For the nine month period ended September 30, 2013
	WRECO	TRI Pointe	Total
Pro forma adjustments	$(5,374)	$(5,943)	$(11,317)
Statutory tax rate	40.0%	40.0%

Tax impact	$2,150	$2,377	$4,527

	For the year ended December 31, 2012
	WRECO	TRI Pointe	Total
Pro forma adjustments	$(5,127)	$(20,460)	$(25,587)
Statutory tax rate	40.0%	40.0%

Tax impact	$2,051	$8,184	$10,235

5. Intangible Asset

The fair value of the trade name intangible was estimated using a relief-from-royalties method, and has an estimated useful life of 10 years. The key inputs were: (i) the projected revenue over the expected remaining life of the intangible asset; (ii) royalty rate of 0.5% based on TRI Pointe’s margins and market royalty rates; (iii) economic life of 10 years; and (iv) discount rate of 17.0% that reflects the level of risk associated with receiving future cash flow.

6. Financing Arrangements

WRECO has entered into a Commitment Letter and related engagement and fee letters with various lenders with respect to financing in connection with the Transactions. The Commitment Letter is subject to customary conditions, including, subject to exceptions, the absence of any “material adverse effect” (as the term is described under “The Transaction Agreement—Representations and Warranties”) with respect to WRECO or TRI Pointe and the consummation of the Transactions. WRECO has agreed to pay certain fees to the lenders in connection with the Commitment Letter and has agreed to indemnify the lenders against certain liabilities.

In connection with the Transactions, WRECO expects to engage in the following financing activities:

(i)	the issuance and sale by WRECO of Debt Securities in aggregate principal amount of up to the full amount of the New Debt; and

(ii)	to the extent that WRECO does not issue Debt Securities in aggregate amount of at least $800 million on or prior to the Closing Date, the incurrence of senior unsecured bridge loans in an aggregate principal amount equal to $800 million less the aggregate principal amount of Debt Securities issued, from one or more lenders under the Senior Unsecured Bridge Facility (as described under “Debt Financing—Bank Debt—Bridge Facility”);

Below is a table that sets forth the amount of the New Debt and the calculation of pro forma interest expense for the periods presented, in each case assuming that WRECO incurs $800 million of senior unsecured bridge loans under the Commitment Letter:

(Dollars in thousands)			Interest Expense
	Assumed Interest Rate	Balance Outstanding	Nine months ended September 30, 2013	Year ended December 31, 2012
New Debt	6.25%	$800,000	$37,500	$50,000

A 0.125% increase or decrease in the interest rate on the unsecured bridge loan would increase (decrease) interest expense on a pro forma basis by $0.8 million and $1.0 million for the nine months ended September 30, 2013 and year ended December 31, 2012, respectively.

HISTORICAL PER SHARE DATA, MARKET PRICE AND DIVIDEND DATA

Comparative Historical and Pro Forma Per Share Data

The following table sets forth certain historical and pro forma per share data for TRI Pointe and certain historical per share data for Weyerhaeuser. The TRI Pointe historical data have been derived from and should be read together with TRI Pointe’s unaudited financial statements and audited financial statements and related notes thereto included in Appendix A to this document. The pro forma data have been derived from the unaudited pro forma financial statements of TRI Pointe and WRECO included in this document. The Weyerhaeuser historical data have been derived from and should be read together with the unaudited financial statements of Weyerhaeuser and related notes thereto contained in Weyerhaeuser’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and the audited consolidated financial statements of Weyerhaeuser and related notes thereto contained in Weyerhaeuser’s Annual Report on Form 10-K for the year ended December 31, 2012, each of which is incorporated by reference into this document. See “Where You Can Find More Information; Incorporation by Reference”.

These comparative historical and pro forma per share data are being provided for illustrative purposes only. TRI Pointe and WRECO may have performed differently had the Transactions occurred prior to the periods presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had TRI Pointe and the Real Estate Business been combined during the periods or at the date presented or of the future results or financial condition of TRI Pointe or WRECO to be achieved following the consummation of the Transactions.

	As of and for the Nine Months Ended September 30, 2013		As of and for the Year Ended December 31, 2012
TRI Pointe	Historical	Pro Forma	Historical	Pro Forma
	(unaudited)
Basic net income per share(1)	$0.23	$0.18	$0.12	$0.30
Diluted net income per share(1)	$0.23	$0.18	$0.12	$0.29
Weighted average common shares outstanding—Basic	30,499,006	161,298,000	21,597,907	161,298,000
Weighted average common shares outstanding—Diluted	30,514,516	162,530,000	21,597,907	162,530,000
Book value per share of common stock	$9.90	$8.60	$6.91	N/A
Dividends declared per share of common stock	$0.00	$0.00	$0.00	$0.00

(1)	Basic and diluted net income (loss) per share give effect to the conversion of the equity of the former members of TPH LLC into TRI Pointe common stock on January 30, 2013 as though the conversion had occurred at the beginning of the period or the original date of issuance, if later. The number of shares converted is based on the initial public offering price of $17.00 per share of TRI Pointe common stock.

	As of and for the Nine Months Ended September 30, 2013	As of and for the Year Ended December 31, 2012
	(unaudited)
Weyerhaeuser
Basic earnings per share	$0.89	$0.71
Diluted earnings per share	$0.88	$0.71
Book value per common share outstanding	$10.41	$7.50

Historical Common Stock Market Price and Dividend Data

Historical market price data for WRECO has not been presented as WRECO is currently an indirect wholly owned subsidiary of Weyerhaeuser and there is no established trading market in WRECO common shares. WRECO common shares do not currently trade separately from Weyerhaeuser common shares.

Weyerhaeuser common shares currently trade on the NYSE under the symbol “WY”. On November 1, 2013, the last trading day before the announcement of the Transactions, the last sale price of Weyerhaeuser common shares reported by the NYSE was $30.34. On                     ,         , the last trading day prior to the public announcement of this exchange offer, the last sale price of Weyerhaeuser common shares reported by the NYSE was $        . On                     , 2014, the last trading day prior to this document, the last sale price of Weyerhaeuser common shares reported by the NYSE was $        .

Shares of TRI Pointe common stock currently trade on the NYSE under the symbol “TPH”. On November 1, 2013, the last trading day before the announcement of the Transactions, the last sale price of TRI Pointe common stock reported by the NYSE was $15.38. On                     ,         , the last trading day prior to the public announcement of this exchange offer, the last sale price of TRI Pointe common stock reported by the NYSE was $        . On                     , 2014, the last trading day prior to the date of this document, the last sale price of TRI Pointe common stock reported by the NYSE was $        .

The following table sets forth the high and low sale prices of Weyerhaeuser common shares and TRI Pointe common stock on the NYSE for the periods indicated as well as the dividends per share paid by Weyerhaeuser to Weyerhaeuser shareholders and TRI Pointe to TRI Pointe stockholders for these periods. The quotations are as reported in published financial sources.

	Weyerhaeuser Per Share Dividends(1)	Weyerhaeuser Common Shares		TRI Pointe Per Share Dividends(2)	TRI Pointe Common Stock(3)
		High	Low		High	Low
Year Ending December 31, 2014
First Quarter (through January 8, 2014)	$0.00	$31.59	$30.49	$0.00	$20.00	$18.24
Year Ended December 31, 2013
First Quarter	$0.17	$31.74	$28.36	$0.00	$21.25	$17.50
Second Quarter	$0.20	$33.24	$26.38	$0.00	$21.18	$14.24
Third Quarter	$0.22	$29.86	$26.64	$0.00	$17.22	$13.95
Fourth Quarter	$0.22	$32.00	$28.01	$0.00	$20.29	$13.43
Year Ended December 31, 2012
First Quarter	$0.15	$22.36	$18.50	N/A	N/A	N/A
Second Quarter	$0.15	$22.36	$18.60	N/A	N/A	N/A
Third Quarter	$0.15	$28.06	$21.87	N/A	N/A	N/A
Fourth Quarter	$0.17	$28.82	$24.74	N/A	N/A	N/A

(1)	Changes in the amount of dividends Weyerhaeuser paid were primarily due to:

•	an increase in Weyerhaeuser’s quarterly dividend from 15 cents per share to 17 cents per share in November 2012.

•	an increase in Weyerhaeuser’s quarterly dividend from 17 cents per share to 20 cents per share in May 2013.

•	an increase in Weyerhaeuser’s quarterly dividend from 20 cents per share to 22 cents per share in August 2013.

(2)	On January 30, 2013, TRI Pointe was reorganized from a Delaware limited liability company to a Delaware corporation in connection with its initial public offering.
(3)	TRI Pointe common stock was listed on and began trading on the NYSE on January 31, 2013. Prior to that date, TRI Pointe was a limited liability company and there was no established trading market for its membership interests.

TRI Pointe Dividend Policy

TRI Pointe currently intends to retain its future earnings, if any, to finance the development and expansion of its business and, therefore, does not intend to pay cash dividends on its common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of TRI Pointe’s board of directors and will depend on TRI Pointe’s financial condition, results of operations and capital requirements, restrictions contained in any financing instruments and such other factors as TRI Pointe’s board of directors deems relevant.

Weyerhaeuser Dividend Policy

Beginning with the third quarter dividend payable in September 2013, Weyerhaeuser increased its quarterly dividend from $0.20 per common share to $0.22 per common share. Weyerhaeuser’s dividend decisions are in the sole discretion of its board of directors and depend on a number of factors, some of which are outside of Weyerhaeuser’s control. Any decision by Weyerhaeuser’s board of directors to increase the dividend, as well as the future payment of dividends and the amount of such dividends, will depend on Weyerhaeuser’s results of operations, financial condition, capital requirements and other factors deemed relevant by Weyerhaeuser’s board of directors. Common share dividends have exceeded Weyerhaeuser’s target ratio in recent years, although Weyerhaeuser cannot guarantee that this will continue in the future.

THE TRANSACTIONS

On November 4, 2013, TRI Pointe and Weyerhaeuser announced that they, along with WRECO and Merger Sub, had entered into the Transaction Agreement, which provides for the combination of TRI Pointe’s business and the Real Estate Business.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to make a cash payment to WNR, a subsidiary of Weyerhaeuser. Weyerhaeuser will then cause the REB Transfers to occur.

Following the REB Transfers, Weyerhaeuser will cause WNR to distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser in the WRECO Spin.

Weyerhaeuser will offer to Weyerhaeuser shareholders in this exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares, subject to proration in the event of oversubscription. If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger. Immediately after the Distribution and at the effective time of the Merger, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock.

TRI Pointe expects to issue 129,700,000 shares of TRI Pointe common stock in the Merger, excluding shares to be issued for equity awards held by WRECO employees that are being assumed by TRI Pointe in connection with the Transactions. Based upon the reported closing sale price of $        per share for TRI Pointe common stock on the NYSE on                    , 2014, the total value of the shares to be issued by TRI Pointe and the amount of cash received by WNR, a subsidiary of Weyerhaeuser, in the Transactions, including from the proceeds of the New Debt (which will be an obligation of WRECO and will be guaranteed by WRECO’s material wholly owned subsidiaries (and after consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions) as discussed below, but not including any Adjustment Amount as described in “The Transaction Agreement—Payment of Adjustment Amount”, would have been approximately $        billion. The actual value of the consideration to be paid by TRI Pointe will depend on the market price of shares of TRI Pointe common stock at the time of determination and on the Adjustment Amount.

After the consummation of the Merger, TRI Pointe will own and operate the Real Estate Business through WRECO, which will be a wholly owned subsidiary of TRI Pointe, and will also continue its current businesses. All shares of TRI Pointe common stock, including those issued in the Merger, will be listed on the NYSE under TRI Pointe’s current trading symbol “TPH”.

Below is a step-by-step description of the sequence of material events relating to the Transactions.

Step 1    WRECO Stock Split

WRECO will effect the WRECO Stock Split pursuant to which the number of WRECO common shares issued and outstanding will be increased to 100,000,000 shares and the par value of each WRECO common share will be reduced to $0.04 per share.

Step 2    New Debt

WRECO and certain financial institutions executed the Commitment Letter pursuant to which WRECO will incur the New Debt in the form of (i) the Debt Securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, on the terms and conditions set forth therein, as described in “Debt Financing—Debt Securities” and “Debt Financing—Bridge Facility”. Prior to the Closing Date, WRECO intends to enter into definitive agreements providing for the New Debt, but those agreements will be conditional upon consummation of the Transactions.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to pay approximately $739 million in cash to WNR, which cash will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). The cash payment will be a repayment by WRECO of certain existing intercompany debt between WRECO and WNR or, to the extent that the cash payment exceeds the amount of the intercompany debt, it will be a distribution. WRECO will also pay to WNR a cash amount equal to all unpaid interest on WRECO’s intercompany debt that has accrued between the date of the Transaction Agreement and the date of the Distribution. After giving effect to those payments, WNR will contribute any remaining unpaid intercompany debt to WRECO such that WRECO will have no further liability in respect of its intercompany debt.

Step 3    REB Transfers

Under the terms of the Transaction Agreement, certain assets and liabilities of WRECO and its subsidiaries relating to the Real Estate Business will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), including the assets and liabilities relating to Coyote Springs.

Weyerhaeuser and its subsidiaries will transfer to WRECO and its subsidiaries certain assets relating to the Real Estate Business not already owned or held by WRECO or its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) certain assets of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date. Weyerhaeuser and its subsidiaries will also transfer to WRECO and its subsidiaries, and WRECO and its subsidiaries will assume, certain liabilities relating to the Real Estate Business that are not already liabilities of WRECO and its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), and Weyerhaeuser or those subsidiaries will assume, certain liabilities of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date.

Step 4    WRECO Spin

WNR will distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser.

Step 5    Distribution

Weyerhaeuser will offer to Weyerhaeuser shareholders in this exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares, subject to proration in the event of oversubscription. If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger.

As previously noted, WRECO has prepared this document under the assumption that the WRECO common shares will be distributed to Weyerhaeuser shareholders pursuant to a split-off. Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off and, once a final decision is made, this document will be amended to reflect that decision, if necessary.

Step 6    Merger

Immediately following the Distribution, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. Cash will be paid in lieu of fractional shares of TRI Pointe common stock.

Immediately after the consummation of the Merger, the ownership of TRI Pointe common stock on a fully diluted basis is expected to be as follows: (i) WRECO common shares will have been converted into the right to receive, in the aggregate, approximately 79.8% of the then outstanding TRI Pointe common stock, (ii) the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent approximately 19.5% of the then outstanding TRI Pointe common stock and (iii) outstanding equity awards of WRECO and TRI Pointe employees will represent the remaining 0.7% of the then outstanding TRI Pointe common stock.

Step 7    Payment of Adjustment Amount

In addition to the cash payments by WRECO to WNR described in “The Transaction Agreement—Incurrence of New Debt and Repayment of Intercompany Debt”, the Transaction Agreement provides that, on the Closing Date, either TRI Pointe or WNR, as applicable, will pay the Adjustment Amount in cash to the other party.

Set forth below are diagrams that illustrate, in simplified form, the existing corporate structures, the corporate structures immediately following the Distribution, and the corporate structures immediately following the consummation of the Merger. The ownership proportions included in the diagram illustrating the corporate structures immediately following the consummation of the Merger are approximate and are calculated on a fully-diluted basis.

Existing Corporate Structures

Structures Following Distribution(1)

(1)	The Merger will take place immediately following the Distribution. Following the Distribution, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this or any period. See “This Exchange Offer—Distribution of Any WRECO Common Shares Remaining after This Exchange Offer”.

Structures Following Merger(1)

(1)	Following the consummation of the Merger, outstanding equity awards of WRECO and TRI Pointe employees are expected to represent 0.7% of the then outstanding TRI Pointe common stock on a fully diluted basis (not shown).

After completion of all of the steps described above:

•	TRI Pointe’s wholly owned subsidiary, WRECO, will hold the Real Estate Business and will be the obligor under the New Debt, which will be guaranteed by WRECO’s material wholly owned subsidiaries (and after consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions; and

•	WNR, a subsidiary of Weyerhaeuser, will have received approximately $739 million of the cash proceeds of the New Debt, which will be retained by Weyerhaeuser and its subsidiaries (other than

WRECO and its subsidiaries). WNR may also receive a cash payment of the Adjustment Amount, if the Adjustment Amount is payable by TRI Pointe, as described in “The Transaction Agreement—Payment of Adjustment Amount”.

Immediately after the consummation of the Merger, the ownership of TRI Pointe common stock on a fully diluted basis is expected to be as follows: (i) WRECO common shares will have been converted into the right to receive, in the aggregate, approximately 79.8% of the then outstanding TRI Pointe common stock, (ii) the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent approximately 19.5% of the then outstanding TRI Pointe common stock and (iii) outstanding equity awards of WRECO and TRI Pointe employees will represent the remaining 0.7% of the then outstanding TRI Pointe common stock. In connection with the Transactions, TRI Pointe, Merger Sub, Weyerhaeuser and/or WRECO have entered into or will enter into the Transaction Documents relating to, among other things, certain tax matters and certain voting matters. See “Other Agreements”.

Number of WRECO Common Shares to be Distributed to Weyerhaeuser Shareholders

Weyerhaeuser is offering to exchange all of the issued and outstanding WRECO common shares for Weyerhaeuser common shares validly tendered and not properly withdrawn. Prior to the Distribution, Weyerhaeuser will cause WRECO to effect the WRECO Stock Split so that the total number of WRECO common shares issued and outstanding immediately prior to the effective time of the Merger will equal 100,000,000.

Background of the Transactions

Weyerhaeuser’s board of directors and senior management regularly review the various businesses conducted by Weyerhaeuser and consider possible strategic opportunities, including potential disposition and merger transactions. As part of that process, on June 16, 2013, Weyerhaeuser publicly announced that its board of directors had authorized the exploration of strategic alternatives with respect to WRECO, Weyerhaeuser’s homebuilding and real estate development business. In connection with its exploration of strategic alternatives for WRECO, Weyerhaeuser engaged Morgan Stanley & Co. LLC (“Morgan Stanley”) and Citigroup as financial advisors in June 2013.

Shortly following Weyerhaeuser’s June 16 announcement that it was exploring strategic alternatives with respect to WRECO, a number of third parties contacted Weyerhaeuser and its financial advisors to express interest in a possible transaction. On June 18, 2013, Doug Bauer, TRI Pointe’s Chief Executive Officer, contacted a representative of Weyerhaeuser regarding Weyerhaeuser’s announcement. Mr. Bauer also contacted a representative of Citigroup.

During late June of 2013, Morgan Stanley and Citigroup contacted numerous potential counterparties on behalf of Weyerhaeuser regarding a possible transaction involving WRECO. These potential counterparties included parties that Weyerhaeuser’s financial advisors had identified as possible counterparties to a “Reverse Morris Trust” transaction structure, as well as other parties that were expected to be more interested in acquiring WRECO for cash consideration or for a combination of cash and stock. During the course of the process, Weyerhaeuser’s financial advisors communicated to potential counterparties that Weyerhaeuser had a preference for a “Reverse Morris Trust” transaction structure, but that Weyerhaeuser’s board of directors would also consider other transaction structures if an alternative structure could deliver comparable after-tax value to Weyerhaeuser shareholders.

As part of this process, on June 25, 2013, representatives of Morgan Stanley and Citigroup contacted Mr. Bauer to invite TRI Pointe to participate in preliminary discussions with Weyerhaeuser regarding a possible transaction, and on June 27, 2013, TRI Pointe executed a confidentiality agreement with Weyerhaeuser.

Throughout the process that ensued over the subsequent four month period, TRI Pointe’s senior management provided the TRI Pointe board of directors with periodic updates.

During the months of June and July of 2013, a number of other potential bidders executed confidentiality agreements with Weyerhaeuser.

On July 10, 2013, members of senior management of TRI Pointe attended a presentation in TRI Pointe’s offices about Weyerhaeuser’s real estate business given by a member of senior management of Weyerhaeuser, representatives of Morgan Stanley and Citigroup and an outside consultant of Weyerhaeuser. During the presentation, Weyerhaeuser provided the TRI Pointe representatives with written materials containing an initial overview of WRECO’s business. These materials included, among other things, a business overview and investment highlights, a brand and market overview and summary financial information. Following the July 10 presentation, Weyerhaeuser’s financial advisors made available to TRI Pointe a confidential information package that included, among other things, historical financial information, projected financial information, headcount data and a selling, general and administrative cost structure overview with respect to WRECO.

During July 2013, Weyerhaeuser’s financial advisors provided similar written materials containing an initial overview of WRECO’s business to numerous other potential bidders, and a comparable confidential information package was made available to certain of these parties. In addition, certain of the potential bidders attended in-person presentations hosted by Weyerhaeuser that were similar to the July 10 presentation to TRI Pointe.

On July 18, 2013, a representative of Citigroup delivered a letter and other materials to TRI Pointe that outlined the procedures for the first round of Weyerhaeuser’s process. In that letter, Citigroup and Morgan Stanley, on behalf of Weyerhaeuser, requested that TRI Pointe submit a preliminary non-binding indication of interest regarding a potential combination transaction involving WRECO by August 12, 2013. The process letter provided that the preliminary indication of interest should be based on the business overview information provided by Weyerhaeuser at the July 10 presentation and the confidential information package made available to TRI Pointe after the presentation, and indicated that TRI Pointe would be given an opportunity to conduct further due diligence if it was invited to participate in the second round of the process. Between July 17, 2013 and July 26, 2013, Morgan Stanley and Citigroup delivered similar first round process letters to other potential bidders.

Between July 2013 and August 2013, members of senior management of TRI Pointe conducted site visits of certain residential development projects owned by WRECO.

On August 7, 2013, at a regular meeting of the TRI Pointe board of directors, members of senior management of TRI Pointe, along with representatives of Deutsche Bank, TRI Pointe’s financial advisor, representatives of Gibson Dunn & Crutcher LLP (“Gibson Dunn”) and Allen Matkins Leck Gamble Mallory & Natsis LLP (“Allen Matkins”), TRI Pointe’s outside legal counsel, and representatives of Ernst & Young LLP (“E&Y”), TRI Pointe’s independent accountants, discussed with TRI Pointe’s board of directors the preliminary evaluation of a possible strategic combination of TRI Pointe’s business and Weyerhaeuser’s real estate business, including a discussion of the “Reverse Morris Trust” transaction structure preferred by Weyerhaeuser, and reviewed with TRI Pointe’s board of directors the terms of a draft non-binding preliminary indication of interest. At this meeting, TRI Pointe’s board of directors approved the submission to Weyerhaeuser of a non-binding preliminary indication of interest to combine with WRECO utilizing a “Reverse Morris Trust” transaction structure.

On August 12, 2013, TRI Pointe submitted its non-binding preliminary indication of interest to Weyerhaeuser’s financial advisors. The TRI Pointe preliminary indication of interest proposed a combination of WRECO and TRI Pointe pursuant to a stock-for-stock merger utilizing a “Reverse Morris Trust” transaction structure and provided, among other things, that Weyerhaeuser shareholders would own 80% to 81% of the combined company after the closing of the transaction and that Weyerhaeuser would receive a payment of $500 million in cash through the issuance of new debt obligations that would become obligations of TRI Pointe at the closing of the transaction. The TRI Pointe proposal represented a total enterprise valuation of approximately $2.5 billion to $2.6 billion for WRECO, assuming the TRI Pointe closing share price of $14.78 as of August 9, 2013.

On August 15 and 16, 2013, Weyerhaeuser’s financial advisors contacted several bidders who had submitted preliminary indications of interest and invited them to participate in the second round of the process. Weyerhaeuser entered into confidentiality agreements with these bidders, which superseded the confidentiality agreements that Weyerhaeuser had previously executed with such parties. Representatives of Morgan Stanley or Citigroup subsequently delivered to each of them additional materials relating to the due diligence process.

As part of this process, on August 16, 2013, representatives of Citigroup and Morgan Stanley informed Mr. Bauer that TRI Pointe had been selected to participate in the second round of the process, and TRI Pointe and Weyerhaeuser subsequently entered into a mutual confidentiality agreement that superseded the confidentiality agreement entered into between TRI Pointe and Weyerhaeuser on June 27, 2013. On August 17, 2013, a representative of Citigroup delivered to TRI Pointe additional materials relating to the due diligence process and guidelines.

Between August 16, 2013 and October 4, 2013, TRI Pointe conducted a financial and business due diligence investigation of Weyerhaeuser’s real estate business with assistance from representatives of Deutsche Bank and E&Y. During this time period, several other bidders also conducted their own due diligence investigations on Weyerhaeuser’s real estate business, which included, among other things, review of documents and materials relating to WRECO that were made available by Weyerhaeuser in an online data room, attendance at management presentations hosted by Weyerhaeuser and its advisors, site visits and various follow-up discussions.

On September 4, 2013, members of senior management of TRI Pointe, along with representatives of an outside consultant of TRI Pointe, Deutsche Bank, Gibson Dunn and E&Y, attended, at Morgan Stanley’s offices in Los Angeles, a management presentation about Weyerhaeuser’s real estate business given by members of WRECO’s senior management, along with certain members of Weyerhaeuser’s senior management, an outside consultant of Weyerhaeuser and representatives of Citigroup and Morgan Stanley.

On September 9, 2013, representatives of Citigroup and Morgan Stanley delivered second round process letters to TRI Pointe and the other bidders that outlined the procedures for the second round of Weyerhaeuser’s process.

In connection with the second round process letter, between September 16, 2013 and September 25, 2013, a representative of Citigroup delivered drafts of a transaction agreement, a tax sharing agreement, a disclosure letter and a voting agreement to TRI Pointe. During this period, representatives of Citigroup and Morgan Stanley also delivered to the other bidders drafts of definitive agreements relating to a possible transaction involving WRECO.

Between September 16, 2013 and October 4, 2013, certain members of senior management of TRI Pointe and representatives of E&Y, Gibson Dunn and Allen Matkins had numerous meetings and discussions regarding the terms set forth in the draft transaction agreement and related ancillary agreements and prepared a mark-up of the transaction agreement and a mark-up of the tax sharing agreement.

On September 30, 2013, at a special meeting of the board of directors of TRI Pointe, members of senior management of TRI Pointe, along with representatives of Deutsche Bank, Gibson Dunn, Allen Matkins and E&Y, discussed with TRI Pointe’s board of directors an updated evaluation of the potential strategic combination of TRI Pointe’s business and Weyerhaeuser’s real estate business and the results of the financial and business due diligence investigation of Weyerhaeuser’s real estate business. At this meeting, (i) representatives of Deutsche Bank discussed certain preliminary financial analyses relating to TRI Pointe, Weyerhaeuser’s real estate business and the proposed transaction, (ii) members of senior management of TRI Pointe, along with representatives of Deutsche Bank and Gibson Dunn, reviewed with TRI Pointe’s board of directors the terms of a draft non-binding second round bid proposal, including a proposed mark-up of the draft transaction agreement prepared by Gibson Dunn and the proposed treatment of the assets held by WRECO relating to Coyote Springs, and (iii) a representative of Allen Matkins provided the TRI Pointe board of directors with an overview of the fiduciary duties required of directors under Delaware law in connection with the proposed transaction.

On October 2, 2013, members of senior management of TRI Pointe met in New York with members of senior management of Weyerhaeuser to discuss each other’s respective businesses and potential opportunities from a combination of TRI Pointe’s business and WRECO’s business, including potential synergies. Weyerhaeuser held similar meetings in New York with certain of the other bidders on October 2 and October 3, 2013.

On October 3, 2013, representatives of Gibson Dunn and representatives of Cravath, Swaine & Moore LLP (“Cravath”), Weyerhaeuser’s outside legal counsel, had a discussion regarding certain provisions of the draft transaction agreement.

On October 3, 2013, at a special meeting of the board of directors of TRI Pointe, members of senior management of TRI Pointe provided an update on the discussions with Weyerhaeuser, including a summary of the October 2 meeting with Weyerhaeuser senior management. At this meeting, TRI Pointe’s board of directors, members of senior management of TRI Pointe and representatives of Deutsche Bank discussed certain preliminary financial analyses relating to TRI Pointe, Weyerhaeuser’s real estate business and the proposed transaction. After a discussion regarding the financial information, the board of directors of TRI Pointe approved the submission of a non-binding second round bid proposal.

On October 4, 2013, TRI Pointe submitted a non-binding second round bid proposal to Weyerhaeuser’s financial advisors that superseded the non-binding preliminary indication of interest submitted by TRI Pointe on August 12, 2013. This proposal provided, among other things, that:

•	the proposed transaction would utilize a “Reverse Morris Trust” transaction structure;

•	Weyerhaeuser shareholders would own 78.25% of the combined company after the closing of the transaction;

•	WRECO would remain liable for its existing debt and Weyerhaeuser would receive a cash payment of $500 million through the incurrence by WRECO of new debt obligations that would become obligations of TRI Pointe at the closing of the transaction;

•	Coyote Springs would be transferred to TRI Pointe at “fair market value”, determined pursuant to a mutually agreeable methodology;

•	upon closing of the transaction, TRI Pointe’s board of directors would be expanded from seven directors to nine directors, with five of the directors appointed by TRI Pointe and four of the directors appointed by Weyerhaeuser; and

•	TRI Pointe and its advisors would need to complete confirmatory diligence with respect to legal, accounting, human resources, information technology and environmental matters before entering into a definitive agreement.

The TRI Pointe proposal represented a total enterprise valuation of $2.2 billion for WRECO, assuming the TRI Pointe closing share price of $14.17 as of October 3, 2013, and such proposal did not assign any value to Coyote Springs (because Coyote Springs would be transferred at “fair market value”, determined at a later time pursuant to mutually agreeable methodology). TRI Pointe’s proposal also noted that the implied enterprise valuation for WRECO represented by the offer would be higher if TRI Pointe’s share price were to increase. A mark-up of the transaction agreement and a mark-up of the tax sharing agreement were included with the proposal.

Several other bidders also submitted non-binding second round bid proposals to Weyerhaeuser’s financial advisors on October 4, together with mark-ups of the draft definitive agreements that had been provided to the bidders. One of the bidders submitted its non-binding proposal to Weyerhaeuser’s financial advisors on October 8, 2013.

On October 10, 2013, representatives from Citigroup contacted members of senior management of TRI Pointe and informed them that, while certain elements of TRI Pointe’s second round bid were appealing to Weyerhaeuser, TRI Pointe’s proposed valuation was not competitive with the valuations proposed by the other bidders. Between October 9 and October 10, 2013, Weyerhaeuser’s financial advisors also contacted the other bidders to discuss certain aspects of their bids.

Between October 10, 2013 and October 12, 2013, representatives of Deutsche Bank, certain directors of TRI Pointe and members of senior management of TRI Pointe had several discussions regarding the financial analyses prepared by Deutsche Bank and the underlying price inflation assumptions provided by management of TRI Pointe.

On October 12, 2013, at a special meeting of the board of directors of TRI Pointe, members of senior management of TRI Pointe provided an update on the discussions with Weyerhaeuser, including a summary of the October 10, 2013 call with representatives of Citigroup. At this meeting, representatives of Deutsche Bank reviewed revised financial analyses taking into account updated price inflation assumptions provided by TRI Pointe’s senior management, and members of senior management of TRI Pointe, along with representatives of Deutsche Bank and Gibson Dunn, reviewed with TRI Pointe’s board of directors the terms of the proposed amendment to the non-binding second round indication of interest. After a discussion regarding the revised financial analyses and the changes to the underlying inflation assumptions, the TRI Pointe board of directors approved the submission of a revised non-binding second round bid proposal.

On October 13, 2013, TRI Pointe submitted a revised non-binding second round bid proposal to Weyerhaeuser’s financial advisors. The revised proposal modified the second round bid proposal submitted on October 4, 2012 as follows:

•	Weyerhaeuser shareholders would own 80.5% of the combined company after the closing of the transaction, subject to downward adjustment (the “One-way Collar”) if TRI Pointe’s average share price during a mutually determined period prior to the closing was greater than $13.93, the TRI Pointe closing share price as of October 11, 2013;

•	Weyerhaeuser would receive a cash payment of $700 million through the incurrence by WRECO of new debt obligations that would become obligations of TRI Pointe at the closing of the transaction; and

•	Coyote Springs would either (i) be transferred to a dual beneficiary subdivision land trust, pursuant to which Weyerhaeuser would be responsible for all carrying costs with respect to Coyote Springs and would be entitled to receive an agreed upon percentage of the gross proceeds of all Coyote Springs home sales, while TRI Pointe would be responsible for entitlement and infrastructure costs, or (ii) be transferred at “fair market value”, determined pursuant to a mutually agreeable methodology.

The revised TRI Pointe proposal represented a total enterprise valuation of approximately $2.6 billion for WRECO, assuming no value for Coyote Springs (which would either be transferred to the dual beneficiary subdivision land trust described above or transferred at “fair market value”, determined at a later time pursuant to a mutually agreeable methodology) and the TRI Pointe closing share price of $13.93 as of October 11, 2013.

On October 14, 2013, representatives of Cravath sent to certain of the other bidders mark-ups of the revised definitive agreements that those bidders had submitted as part of their second round bid proposals.

Between October 14 and October 15, 2013, representatives of Weyerhaeuser and its financial advisors had several discussions with representatives of TRI Pointe regarding TRI Pointe’s October 13 proposal. During these discussions, representatives of Citigroup and Morgan Stanley informed TRI Pointe’s senior management that TRI Pointe’s revised proposal was competitive with the offers proposed by the other bidders from an economic perspective, but that Weyerhaeuser had concerns about the One-way Collar proposed by TRI Pointe and that Weyerhaeuser would prefer to retain Coyote Springs, rather than implementing either of TRI Pointe’s proposals with respect to transferring Coyote Springs to a dual beneficiary subdivision land trust or to TRI Pointe at its fair market value. During these discussions, senior management of TRI Pointe requested that Weyerhaeuser agree to negotiate exclusively with TRI Pointe and discontinue all negotiations with the other bidders in the process. The representatives of Weyerhaeuser and its financial advisors told TRI Pointe’s senior management that Weyerhaeuser would consider moving forward with TRI Pointe on an exclusive basis, but only if TRI Pointe were to agree (i) to remove the One-way Collar from its proposal and (ii) that Coyote Springs would be retained by Weyerhaeuser, with no related downward adjustment to the economic terms of the TRI Pointe proposal. In response, senior management of TRI Pointe indicated that TRI Pointe was willing to modify, but not remove, the One-way Collar, and that TRI Pointe would agree to Coyote Springs being retained by Weyerhaeuser. Representatives of Citigroup and Morgan Stanley emphasized during these discussions that Weyerhaeuser would not enter into exclusivity arrangements with TRI Pointe unless TRI Pointe committed to completing its confirmatory legal due diligence on an expedited basis with no reduction in the total enterprise valuation for WRECO indicated by TRI Pointe’s October 13 proposal.

On October 15, 2013, at a special meeting of the board of directors of TRI Pointe, TRI Pointe’s senior management provided an update on recent communications with respect to the proposed transaction, including a summary of an October 14, 2013 call with Citigroup and Morgan Stanley and a discussion regarding the request for exclusivity.

On October 15, 2013, a representative of Cravath circulated revised drafts of the transaction agreement and the tax sharing agreement to representatives of Gibson Dunn. On October 17, 2013, representatives of Cravath and representatives of Gibson Dunn discussed the revisions to the transaction agreement circulated on October 15, 2013.

On October 16, 2013, a representative of Citigroup informed TRI Pointe’s senior management that Weyerhaeuser would be willing to grant exclusivity to TRI Pointe if TRI Pointe would agree to withdraw its request for the One-way Collar and TRI Pointe would commit to completing its confirmatory legal due diligence on an expedited basis. The Citigroup representative also informed TRI Pointe’s senior management that exclusivity would be granted with the expectation that TRI Pointe would obtain committed financing on terms reasonably acceptable to Weyerhaeuser in a timely manner.

On October 16, 2013, at a special meeting of the board of directors of TRI Pointe, TRI Pointe’s senior management provided an update on recent communications with respect to the proposed transaction, including a summary of the October 16, 2013 call with Citigroup. At this meeting, the TRI Pointe board of directors authorized the management of TRI Pointe to continue discussions with Weyerhaeuser on the basis that the One-way Collar would be removed, TRI Pointe and its representatives would complete its confirmatory due diligence on an expedited basis and Weyerhaeuser would grant exclusivity to TRI Pointe.

On October 18, 2013, Weyerhaeuser and TRI Pointe entered into an exclusivity agreement pursuant to which TRI Pointe was given the right to negotiate exclusively with Weyerhaeuser regarding the proposed transaction until November 1, 2013, subject to earlier termination in the event that TRI Pointe was unable to provide executed debt commitment documents that were on terms and conditions reasonably acceptable to Weyerhaeuser.

Between October 17, 2013 and November 1, 2013, the parties and their respective legal and financial advisors negotiated the terms of the transaction agreement, the related disclosure letters, the tax sharing agreement and the other Transaction Documents.

Between October 17, 2013 and November 3, 2013, management of TRI Pointe, with assistance from representatives of Deutsche Bank, E&Y, Gibson Dunn and Allen Matkins, undertook their confirmatory due diligence investigation of WRECO with respect to legal, accounting, human resources, information technology and environmental matters. During this time period, Weyerhaeuser, Morgan Stanley, Citigroup, Cravath and other advisors to Weyerhaeuser also conducted a reverse due diligence investigation of TRI Pointe.

Between October 17, 2013 and November 3, 2013, legal advisors to TRI Pointe and the Starwood Fund reviewed and negotiated the terms of the voting agreement that Weyerhaeuser had asked the Starwood Fund to execute in connection with the proposed transaction. During the course of these negotiations, representatives of TRI Pointe indicated that three of TRI Pointe’s executive officers, Messrs. Bauer, Grubbs and Mitchell, who collectively owned over 9% of TRI Pointe’s outstanding common stock, would be willing to sign voting agreements with terms and provisions comparable to the voting agreement to be signed by the Starwood Fund. After negotiations among TRI Pointe, the Starwood Fund and Weyerhaeuser and their respective legal advisors, the parties agreed that Messrs. Bauer, Grubbs and Mitchell would each execute a voting agreement with respect to TRI Pointe shares beneficially owned by them and that the Starwood Fund would execute a voting agreement with respect to a portion of the shares owned by the Starwood Fund, such that the aggregate number of shares subject to the voting agreements would equal approximately 40% of the TRI Pointe common stock outstanding.

During these discussions, the Starwood Fund informed TRI Pointe that it would not enter into a voting agreement unless TRI Pointe executed an indemnification agreement with respect to the proposed transaction. On October 29, 2013, Starwood Fund’s legal counsel provided TRI Pointe with a draft indemnification agreement. At a special meeting held on November 1, 2013, the board of directors of TRI Pointe formed a committee of three outside, independent and disinterested directors, Messrs. Cable, Gilbert and Rogers, to review, evaluate and determine whether to authorize TRI Pointe to enter into indemnification agreements with the Starwood Fund and the executive officers of the Company in consideration of entering into voting agreements with Weyerhaeuser. The committee retained O’Melveny & Meyers LLP as its legal advisor. Following informal discussions, the committee met on November 3, 2013 and unanimously authorized TRI Pointe to enter into indemnification agreements with the Starwood Fund and Messrs. Bauer, Grubbs and Mitchell in connection with their entering into voting agreements with Weyerhaeuser.

Between October 18, 2013 and November 3, 2013, TRI Pointe, Weyerhaeuser, DB Cayman and Citigroup and their respective legal advisors negotiated the terms of the commitment documents setting forth the financing of the transaction.

On October 31, 2013, the board of directors of Weyerhaeuser held a special meeting during which, among other things, Weyerhaeuser’s board of directors approved the terms of the proposed transaction and authorized Weyerhaeuser and its subsidiaries to enter into definitive agreements with respect to the transaction.

On November 1, 2013, at a special meeting of the board of directors of TRI Pointe, members of senior management of TRI Pointe reported on the continuing negotiations with Weyerhaeuser and presented (i) management’s review of the proposed transaction, (ii) a proposed organization chart of the combined company, and (iii) a draft integration and transition plan. Prior to the meeting, the TRI Pointe board of directors had been provided with negotiated and substantially complete drafts of the transaction agreement, the tax sharing agreement, the debt commitment documents and the voting agreement and the due diligence reports prepared by E&Y and Gibson Dunn. Representatives of Deutsche Bank reviewed with the board of directors certain of the major economic terms of the transaction and made a presentation to the board of directors regarding certain financial analyses relating to TRI Pointe, Weyerhaeuser’s real estate business, and the proposed transaction. Following this presentation, the representatives of Deutsche Bank stated that, based on the information available to them at the time, they were prepared to deliver an oral opinion relating to the fairness of the exchange ratio to TRI Pointe from a financial point of view. Representatives of Gibson Dunn reviewed in detail the principal terms of the various agreements to be entered into in connection with the proposed transaction. Mike Grubbs, Chief Financial Officer of TRI Pointe, reviewed the terms of the debt commitment documents for the proposed transaction. Following the discussion of principal terms, representatives of Gibson Dunn and Allen Matkins reviewed the board’s fiduciary duties, both generally and in the specific context of the proposed transaction, in connection with its evaluation of the proposed transaction. E&Y presented its due diligence report with respect to financing, accounting and tax, information technology and human resources. Following extensive discussion, the meeting was then adjourned to allow the parties to complete the negotiations of certain remaining unresolved issues and to finalize the terms of the debt commitment documents for the potential transaction.

On November 3, 2013, at a special meeting of the board of directors of TRI Pointe, members of senior management of TRI Pointe reported on the resolution of certain remaining open issues and representatives of Allen Matkins presented its due diligence report with respect to real estate and environmental matters. Following the discussion of these items, representatives of Deutsche Bank delivered an oral opinion, which was subsequently confirmed in writing, that as of November 3, 2013, and based upon and subject to the assumptions, limitations, qualifications and conditions set forth in its opinion, the exchange ratio specified in the Transaction Agreement was fair, from a financial point of view, to TRI Pointe. Following further discussion, the TRI Pointe board of directors authorized and approved the form, terms and provisions of the Transaction Agreement, and determined that the terms and conditions of the Transaction Agreement, the Merger, including the issuance of TRI Pointe common stock, the Transactions and the Transaction Documents are advisable, fair to and in the best interests of TRI Pointe and TRI Pointe stockholders and recommended that TRI Pointe stockholders authorize the issuance of shares of TRI Pointe common stock in the Merger.

On the evening of November 3, 2013, TRI Pointe and Weyerhaeuser received executed debt commitment documents to provide financing for the proposed transaction from DB Cayman and Citigroup. The appropriate parties then entered into the Transaction Agreement and the Voting Agreements.

On November 4, 2013, before the opening of trading on the NYSE, TRI Pointe and Weyerhaeuser issued press releases announcing the transaction.

TRI Pointe’s Reasons for the Transactions

TRI Pointe’s board of directors has authorized and approved the form, terms and provisions of the Transaction Agreement, and determined that the terms and conditions of the Transaction Agreement, the Merger, including the issuance of TRI Pointe common stock, the Transactions and the Transaction Documents are advisable, fair to and in the best interests of TRI Pointe and TRI Pointe stockholders.

In reaching its decision to authorize and approve the Transaction Agreement, the TRI Pointe board of directors consulted with its financial and legal advisors and carefully considered a variety of factors, including the following:

•	the expectation that the Merger will be value accretive to TRI Pointe’s financial results, increase TRI Pointe’s revenues and earnings and enhance cash flow generation;

•	the opportunity to significantly expand the scope and scale of TRI Pointe’s operations by creating one of the ten largest homebuilders in the United States based on estimated combined equity market value, assuming TRI Pointe issues 129,700,000 shares of its common stock in the Merger and based on the closing price of its common stock on November 1, 2013;

•	the opportunity to expand TRI Pointe’s geographic reach through the introduction of new markets in Houston, Phoenix and Tucson, Las Vegas, the Washington, D.C. suburbs, Richmond, and the Puget Sound region of Washington State, some of the strongest housing markets in the United States;

•	through the Transactions, TRI Pointe will increase its land inventory by gaining control of WRECO’s approximately 27,000 lots, including 16,000 lots located in lot-constrained California markets;

•	the expectation that the combination with the Real Estate Business will enhance TRI Pointe’s overall credit quality and significantly enhance TRI Pointe’s balance sheet strength;

•	the potential that the Merger will create a significant increase in total equity market capitalization and generate increased visibility and greater access to the capital markets for TRI Pointe, which could enhance the market valuation of TRI Pointe common stock as well as increase the trading volume and, therefore, the liquidity of the common stock for TRI Pointe stockholders;

•	information concerning the business, assets, liabilities, financial performance and results of operations, and condition and prospects of TRI Pointe’s business and the Real Estate Business;

•	the structure of the Merger as a tax-free reorganization for federal income tax purposes;

•	the experienced senior management team operating WRECO’s five distinct homebuilders, with an average of 21 years operating in their regional markets;

•	the potential of meaningful cost synergies following the consummation of the Merger;

•	the trends and competitive developments in the homebuilding industry and the range of strategic alternatives available to TRI Pointe, including continuing to operate its business as a standalone entity as currently conducted;

•	the opinion of Deutsche Bank, dated November 3, 2013, that, based upon and subject to the assumptions, limitations, qualifications and conditions set forth in such opinion, the exchange ratio was fair, from a financial point of view, to TRI Pointe, as more fully described below in “—Opinion of Deutsche Bank Securities Inc.”;

•	the fact that the Transaction Agreement and the aggregate consideration to be paid by TRI Pointe pursuant to the Transaction Agreement were the result of arms-length negotiations between representatives of TRI Pointe and Weyerhaeuser;

•	the experienced TRI Pointe management team would manage the combined company;

•	TRI Pointe would select a majority of the directors of the combined company; and

•	the fact that the Transaction Agreement allows the board of directors of TRI Pointe to accept a superior proposal upon payment of a termination fee and reimbursement to Weyerhaeuser of certain expenses.

The TRI Pointe board of directors also considered certain countervailing factors in its deliberations concerning the Merger and the other Transactions, including:

•	the fact that current TRI Pointe stockholders as a group would control less than a majority of the then outstanding TRI Pointe common stock after consummation of the Merger;

•	the challenges and difficulties, foreseen and unforeseen, relating to integrating the Real Estate Business with TRI Pointe’s current operations;

•	the possibility of management and employee disruption associated with the Merger and integrating the operations of the companies, including the risk that, despite TRI Pointe’s current intention to retain such personnel, key management of the Real Estate Business might not be employed with TRI Pointe after the consummation of the Merger;

•	the risk that the Merger and integration may divert management attention and resources away from other strategic opportunities and from operational matters;

•	the risk that the potential benefits sought in the Merger might not be fully realized or realized within the expected time frame;

•	the fact that, in order to preserve the tax-free treatment of the Merger and related transactions, TRI Pointe would be required to abide by certain restrictions that could limit its ability to engage in certain future business transactions that might be advantageous;

•	the risks associated with the Real Estate Business operations;

•	the increase in TRI Pointe’s indebtedness expected to result from the Merger;

•	that TRI Pointe, prior to the consummation of the Merger, is required to conduct its business in the ordinary course, subject to specific limitations and exceptions, which could delay or prevent TRI Pointe from undertaking business opportunities that may arise prior to the consummation of the Merger;

•	the fact that certain provisions of the Transaction Agreement and the Voting Agreements may dissuade third parties from seeking to acquire TRI Pointe or otherwise increase the cost of any potential acquisition;

•	risks of the type and nature described in “Risk Factors”; and

•	the risk that the Merger may not be completed in a timely manner or at all and the potential adverse consequences, including substantial costs that would be incurred and potential damage to TRI Pointe’s reputation, if the Merger is not completed.

The foregoing discussion of the information and factors discussed by the TRI Pointe board of directors is not meant to be exhaustive but is believed to include all material factors considered by it. The TRI Pointe board of directors did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the terms and provisions of the Transaction Agreement, the Merger, including the issuance of TRI Pointe common stock, the Transactions and the Transaction Documents are advisable, fair to and in the best interests of TRI Pointe and its stockholders. Rather, the TRI Pointe board of directors viewed its position and recommendation as being based on the totality of the information presented to and considered by it. The TRI Pointe board of directors evaluated the factors described above with the assistance of TRI Pointe’s senior management and legal and financial advisors. In considering the factors described above, individual members of the board of directors of TRI Pointe may have given different weights to other or different factors.

This explanation of the factors considered by the board of directors of TRI Pointe is in part forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Statement on Forward-Looking Statements” and “Risk Factors”.

After careful consideration of the foregoing factors and other relevant considerations, the TRI Pointe board of directors has authorized and approved the form, terms and provisions of the Transaction Agreement, and determined that the terms and conditions of the Transaction Agreement, the Merger, including the issuance of TRI Pointe common stock, the Transactions and the Transaction Documents are advisable, fair to and in the best interests of TRI Pointe and its stockholders.

Opinion of Deutsche Bank Securities Inc.

At the November 3, 2013 meeting of the board of directors of TRI Pointe, Deutsche Bank delivered its oral opinion to the board of directors of TRI Pointe, subsequently confirmed in writing as of the same date, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s opinion, the exchange ratio set forth in the Transaction Agreement was fair, from a financial point of view, to TRI Pointe. Deutsche Bank never rendered an opinion to WRECO or its shareholders in connection with the Transactions, and Deutsche Bank expressed no opinion as to the fairness of the exchange ratio (or any other aspect of the Transactions) to Weyerhaeuser, WRECO or their respective shareholders.

The full text of Deutsche Bank’s written opinion, dated November 3, 2013, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Deutsche Bank in connection with the opinion, is attached as Exhibit 99.9 to this document and is incorporated herein by reference. The summary of Deutsche Bank’s opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was addressed to, and for the use and benefit of, the board of directors of TRI Pointe in connection with and for the purpose of its evaluation of the Merger. Deutsche Bank’s opinion does not constitute a recommendation as to how any holder of TRI Pointe common stock should vote with respect to the issuance of shares of TRI Pointe common stock in connection with the Transactions. Deutsche Bank’s opinion was limited to the fairness, from a financial point of view, of the exchange ratio to TRI Pointe as of the date of the opinion and does not address any other aspect of the Merger, the Transaction Agreement or any of the Transaction Documents. Deutsche Bank was not asked to, and Deutsche Bank’s opinion did not, address the fairness of the Merger, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of TRI Pointe nor did it address the fairness of the contemplated benefits of the Merger. Deutsche Bank expressed no opinion as to the underlying business decision of TRI Pointe to engage in the Merger. Deutsche Bank was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of all or a part of TRI Pointe, nor was it requested to consider, and its opinion does not address, the relative merits of the Merger as compared to any alternative transactions or business strategies. Also, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors or employees of any party to the Transaction Agreement, or any class of such persons, in connection with the Merger relative to the exchange ratio or otherwise.

In connection with Deutsche Bank’s role as financial advisor to TRI Pointe, and in arriving at its opinion, Deutsche Bank, among other things:

•	reviewed certain publicly available financial and other information concerning WRECO and TRI Pointe;

•	reviewed certain internal analyses, financial forecasts and other information relating to WRECO, TRI Pointe and the combined company prepared by management of TRI Pointe;

•	held discussions with certain senior officers of WRECO regarding the businesses and prospects of WRECO and with certain senior officers and other representatives and advisors of TRI Pointe regarding the businesses and prospects of TRI Pointe, WRECO and the combined company;

•	reviewed the reported prices and trading activity for the TRI Pointe common stock;

•	compared certain financial information for WRECO and certain financial and stock market information for TRI Pointe with, to the extent publicly available, similar information for certain other companies Deutsche Bank considered relevant whose securities are publicly traded;

•	reviewed the terms of the Transaction Agreement and certain related documents; and

•	performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.

Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to Deutsche Bank, concerning WRECO or TRI Pointe, including, without limitation, any financial information considered in connection with the rendering of Deutsche Bank’s opinion and information relating to potential synergies anticipated by management of TRI Pointe to result from consummation of the Merger. Accordingly, for purposes of its opinion, Deutsche Bank, with the knowledge and permission of the board of directors of TRI Pointe, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of TRI Pointe, WRECO, the combined company or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of TRI Pointe, WRECO, the combined company or any of their respective subsidiaries under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed with the knowledge and permission of the board of directors of TRI Pointe that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of TRI Pointe as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they were based. Deutsche Bank’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of the opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Deutsche Bank’s opinion of which Deutsche Bank becomes aware after the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank assumed with the knowledge and permission of the board of directors of TRI Pointe that, in all respects material to its analysis, the Merger and the Transactions will be consummated in accordance with the terms of the Transaction Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to Deutsche Bank’s analysis. Deutsche Bank also assumed, with the knowledge and permission of the board of directors of TRI Pointe, that (i) the WRECO Spin and the Distribution will each qualify as tax-free under Section 355 of the Code, (ii) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (iii) with respect to the Merger, the Transaction Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, (iv) with respect to the Merger, WRECO, TRI Pointe and Merger Sub will each be a party to the reorganization within the meaning of Section 368(b) of the Code and (v) all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger and the other Transactions will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to Deutsche Bank’s analysis. Deutsche Bank further assumed, with the knowledge and permission of the board of directors of TRI Pointe, that, to the extent there are any Delayed Transfer Assets or Delayed Transfer Liabilities, such assets and liabilities will be transferred or assumed, as the case may be, in accordance with the terms of the Transaction Agreement. Deutsche Bank is not a legal, regulatory, tax or accounting expert and Deutsche Bank relied on the assessments made by TRI Pointe and its other advisors with respect to such issues.

Deutsche Bank’s opinion was approved and authorized for issuance by a Deutsche Bank fairness opinion review committee. Deutsche Bank’s opinion did not in any manner address the prices at which the TRI Pointe common stock, the WRECO common shares or any other securities of TRI Pointe or WRECO, respectively, will trade following the announcement or consummation of the Merger.

The following is a summary of the material financial analyses contained in the presentation that was made by Deutsche Bank to the board of directors of TRI Pointe on November 1, 2013 and that were used in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of the financial analyses include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Deutsche Bank’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 30, 2013, and is not necessarily indicative of current market conditions.

Historical Trading Analysis

Deutsche Bank reviewed the historical closing prices for the TRI Pointe common stock for the period beginning with TRI Pointe’s initial public offering on January 31, 2013 and ending on October 30, 2013. Deutsche Bank noted that the trading range for the TRI Pointe common stock since its initial public offering ranged from a low of $13.66 per share on October 8, 2013 to a high of $20.51 per share on March 20, 2013. Deutsche Bank also noted that the closing price of the TRI Pointe common stock on October 18, 2013, the last trading day prior to publication of reports that TRI Pointe and Weyerhaeuser were in discussions regarding a potential combination of TRI Pointe’s business and the Real Estate Business, was $14.07 per share. Finally, Deutsche Bank noted that the price of the TRI Pointe common stock had increased by approximately 13% between October 18 and October 30, 2013, whereas, over the same period, the S&P 500 had increased by approximately 1.1% and an index of publicly traded homebuilders described below in “—Selected Publicly-Traded Companies Analysis” had increased by approximately 2.9%.

Analyst Price Targets

Deutsche Bank reviewed, for reference and informational purposes, the stock price targets for the TRI Pointe common stock in five recently published, publicly available Wall Street research analysts’ reports, which indicated low and high stock price targets ranging from $20.00 to $24.00 per share. Deutsche Bank noted that the high target was contained in a report published on October 22, 2013, after publication of reports that TRI Pointe and Weyerhaeuser were in discussions regarding a potential combination of TRI Pointe’s business and the Real Estate Business.

Selected Publicly-Traded Companies Analysis

Deutsche Bank reviewed and compared certain financial information and commonly used valuation measurements for the following selected publicly traded homebuilders:

Market Capitalization Greater than $1 billion	Market Capitalization Less than $1 billion
Brookfield Residential Properties Inc.	Beazer Homes USA, Inc.
D.R. Horton, Inc.	Hovnanian Enterprises, Inc.
KB Home	M/I Homes, Inc.
Lennar Corporation	UCP, Inc.
M.D.C. Holdings, Inc.	WCI Communities, Inc.
Meritage Homes Corporation	William Lyon Homes
NVR, Inc.
PulteGroup, Inc.
The Ryland Group, Inc.
Standard Pacific Corp.
Taylor Morrison Home Corporation
Toll Brothers, Inc.

Although none of the selected companies is directly comparable to TRI Pointe or WRECO, Deutsche Bank selected these companies because they are U.S. listed publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of TRI Pointe and WRECO. Accordingly, the analysis of publicly traded companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Based upon the closing prices of the common stock of the selected companies on October 30, 2013, information contained in the most recent public filings of the selected companies, analyst consensus estimates of earnings per share (“EPS”), and earnings before interest, taxes, depreciation and amortization (“EBITDA”), for the selected companies, Deutsche Bank calculated the following multiples with respect to each of the selected companies:

•	price as a multiple of book value per share adjusted to include deferred tax assets (“adjusted book value”);

•	price as a multiple of estimated EPS (“P/E”) multiples, for 2014 and 2015; and

•	enterprise value (“EV”), as a multiple of estimated EBITDA for 2014 and 2015.

The results of this analysis are summarized as follows:

	Price to Adjusted Book Value	Price to Earnings		Enterprise Value to EBITDA
		2014E	2015E	2014E	2015E
Market Cap. Over $1 billion
High	3.49x	20.5x	14.1x	13.6x	9.4x
Mean	1.90x	13.8x	10.6x	9.8x	7.4x
Median	1.87x	13.7x	10.4x	8.9x	6.9x
Low	1.09x	11.3x	9.1x	7.9x	6.2x

Market Cap. Less than $1 billion
High	1.91x	29.8x	12.2x	16.9x	6.8x
Mean	1.49x	18.0x	9.7x	11.5x	5.1x
Median	1.54x	14.3x	9.7x	11.3x	4.3x
Low	0.92x	10.7x	7.6x	7.6x	4.3x

All Selected Companies
Mean	1.77x	15.2x	10.4x	10.4x	6.8x
Median	1.82x	13.7x	10.3x	9.6x	6.7x

Based in part upon the trading multiples of the selected companies described above, Deutsche Bank selected ranges of multiples of price to adjusted book value, price to earnings and enterprise value to EBITDA for purposes of deriving illustrative ranges of implied equity value for each of TRI Pointe and WRECO. The following table describes the multiple ranges selected by Deutsche Bank with respect to each of the foregoing financial and operating metrics. Deutsche Bank then applied these multiple ranges to estimates of book value as of September 30, 2013 and December 31, 2013 for TRI Pointe and WRECO, estimates of earnings per share for TRI Pointe and net income for WRECO for 2014 and 2015, and estimates of EBITDA for TRI Pointe and WRECO for 2014 and 2015, in each case as provided by management of TRI Pointe, to derive the ranges of implied equity value and, in the case of TRI Pointe, implied share price described below:

	Implied Equity Value (in millions, approx.)	Implied Share Price
TRI Pointe
1.1x – 1.9x book value as of 9/30/13	$344 – $594	$10.84 – $18.71
1.1x – 1.9x estimated book value as of 12/31/13	$354 – $612	$11.16 –$19.25
11.0x – 18.0x 2014E EPS	$374 – $613	$11.79 – $19.30
8.0x – 11.0x 2015E EPS	$349 – $479	$10.99 – $15.10
9.0x – 12.0x 2014E EBITDA	$487 – $686	$15.35 – $21.59
4.0x – 7.0x 2015E EBITDA	$237 – $497	$7.46 – $15.65

WRECO
1.5x – 2.2x book value as of 9/30/13	$1,180 – $1,731
1.5x – 2.2x estimated book value as of 12/31/13	$1,282 – $1,881
11.0x – 16.0x 2014E net income	$1,762 – $2,563
9.0x – 12.0x 2015E net income	$1,672 –$2,229
8.0x – 12.0x 2014E EBITDA	$1,974 – $3,331
6.0x – 9.0x 2015E EBITDA	$1,753 – $3,000

Based upon the implied equity values of TRI Pointe and WRECO described above, Deutsche Bank calculated ranges of implied pro forma diluted equity ownership of TRI Pointe stockholders in the combined company. For purposes of this analysis, Deutsche Bank assumed that the implied equity value of the combined company was the sum of the implied equity values of TRI Pointe and WRECO described above. With respect to each of the analyses described above, Deutsche Bank calculated the low end of the implied pro forma equity ownership range assuming the lowest implied equity value for TRI Pointe and the highest implied equity value for WRECO, and calculated the high end of the implied pro forma equity ownership range assuming the highest implied equity value for TRI Pointe and the lowest implied equity value for WRECO. The following table reflects the results of this analysis:

Methodology	Implied TRI Pointe Pro Forma Diluted Ownership Range
Multiple of Price to Book Value as of 9/30/13	16.6% – 33.5%
Multiple of Price to Estimated Book Value as of 12/31/13	15.8% – 32.3%
Multiple of Price to 2014E EPS/Net Income	12.7% – 25.8%
Multiple of Price to 2015E EPS/Net Income	13.5% – 22.3%
Multiple of Enterprise Value to 2014E EBITDA	12.8% – 25.8%
Multiple of Enterprise Value to 2015E EBITDA	7.3% – 22.1%

Discounted Cash Flow Analysis

Deutsche Bank performed discounted cash flow analyses for TRI Pointe and WRECO to determine ranges of implied net present equity values for TRI Pointe and WRECO. Deutsche Bank calculated the discounted cash flow values as the sum of the net present values of (i) the estimated future unlevered free cash flow that each of TRI Pointe and WRECO will generate for 2014 through 2018 plus (ii) the value of each of TRI Pointe and WRECO at the end of such period, or the terminal value. Deutsche Bank assumed cash tax rates of 42% for TRI Pointe and 40% for WRECO based on estimates provided by management of TRI Pointe. The estimated future cash flows were based on financial projections for TRI Pointe and WRECO for the years 2014 through 2018 prepared by management of TRI Pointe. The terminal values of both TRI Pointe and WRECO were calculated using perpetuity growth rates ranging from 0.50% to 2.50%. Deutsche Bank applied discount rates ranging from 11.50% to 12.50% for TRI Pointe and 11.0% to 12.0% for WRECO to discount each company’s future cash flows and terminal value. Equity value was calculated by reducing total enterprise value by estimates of net debt of $110 million for TRI Pointe and $739 million for WRECO based upon estimates provided by TRI Pointe’s management and using the mid-year discounting convention.

This analysis indicated implied ranges of equity value of approximately $386 million to $572 million (or $12.17 to $18.03 per share) for TRI Pointe and approximately $2.263 billion to $3.343 billion for WRECO.

Based upon the implied equity values of TRI Pointe and WRECO described above, Deutsche Bank calculated a range of implied pro forma diluted equity ownership of TRI Pointe stockholders in the combined company. For purposes of this analysis, Deutsche Bank assumed that the implied equity value of the combined company was the sum of the implied equity values of TRI Pointe and WRECO described above. Deutsche Bank calculated the low end of the implied pro forma equity ownership range assuming the lowest implied equity value for TRI Pointe and the highest implied equity value for WRECO, and calculated the high end of the implied pro forma equity ownership range assuming the highest implied equity value for TRI Pointe and the lowest implied equity value for WRECO. This analysis resulted in a range of implied diluted equity ownership by TRI Pointe stockholders in the combined entity of approximately 10.4% to 20.2%.

Contribution Analysis

Deutsche Bank analyzed and compared TRI Pointe’s and WRECO’s shareholders’ respective expected percentage ownership of the combined company to TRI Pointe’s and WRECO’s respective contributions to the combined company based upon estimates of adjusted book value as of September 30, 2013 and December 31, 2013 for TRI Pointe and WRECO provided by management of TRI Pointe, number of building lots controlled as of June 30, 2013, and estimated revenue, EBITDA and net income for 2013, 2014 and 2015 based upon estimates for TRI Pointe and WRECO prepared by management of TRI Pointe and, adjusted for each party’s estimated net debt as of December 31, 2013.

The relative equity contributions of TRI Pointe and WRECO to the combined company are set forth below:

	Debt-Adjusted Contribution to the Combined Company
	WRECO	TRI Pointe
Adjusted Book Value
2013 (as of September 30, 2013)	71.6%	28.4%
2013E	72.6%	27.4%

Lots Controlled	91.0%	9.0%

Revenue
2013E	83.5%	16.5%
2014E	74.5%	25.5%
2015E	68.8%	31.2%

EBITDA
2013E	81.7%	18.3%
2014E	82.4%	17.6%
2015E	81.1%	18.9%

Net Income
2013E	79.9%	20.1%
2014E	82.5%	17.5%
2015E	81.1%	18.9%

General

The preparation of a fairness opinion is a complex analytical process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the board of directors of TRI Pointe as to the fairness, from a financial point of view, of the exchange ratio to TRI Pointe, as of the date of the opinion and do not purport to be appraisals or necessarily to reflect the prices at which business or securities actually may be sold, which are inherently subject to uncertainty. In addition, no company used in the analyses described above for purposes of comparison is directly comparable to TRI Pointe or WRECO.

As described above, in connection with Deutsche Bank’s analyses, Deutsche Bank made, and was provided by TRI Pointe’s management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank, TRI Pointe, WRECO or Weyerhaeuser. Analyses based upon estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of TRI Pointe, WRECO, Weyerhaeuser and their respective advisors, Deutsche Bank does not assume responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the Transactions, including the exchange ratio, were determined through arm’s-length negotiations between TRI Pointe and Weyerhaeuser and were approved by the board of directors of TRI Pointe.

Although Deutsche Bank provided advice to the board of directors of TRI Pointe during the course of these negotiations, the decision to enter into the Merger was solely that of TRI Pointe’s board of directors. Deutsche Bank did not recommend that any specific amount or type of consideration constituted the only appropriate consideration for the Transaction. As described above in “—TRI Pointe’s Reasons for the Transactions”, the opinion and presentation of Deutsche Bank to the board of directors of TRI Pointe was only one of a number of factors taken into consideration by the board of directors of TRI Pointe in making its determination to approve the Transaction Agreement and the Transactions, including the Merger.

TRI Pointe selected Deutsche Bank as its financial advisor in connection with the Merger based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Pursuant to an engagement letter between TRI Pointe and Deutsche Bank, dated November 3, 2013, TRI Pointe has agreed to pay Deutsche Bank a fee of $6 million, a portion of which became payable upon the delivery of Deutsche Bank’s opinion (or would have become payable upon Deutsche Bank advising TRI Pointe that it was unable to render an opinion) and most of which is contingent upon consummation of the Merger. TRI Pointe has also agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank’s counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the Merger or otherwise arising out of the retention of Deutsche Bank under the engagement letter. TRI Pointe has also agreed to indemnify Deutsche Bank and certain related persons to the fullest extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the Merger.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG, which, together with its affiliates, is referred to as the “DB Group”. One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to TRI Pointe or its affiliates for which they have received, and in the future may receive, compensation, including having acted as joint bookrunner in connection with TRI Pointe’s initial public offering of TRI Pointe common stock in January 2013. The DB Group has received aggregate fees of approximately €2.7 million for such services unrelated to the Merger from TRI Pointe and its subsidiaries since January 1, 2011. Further, one or more members of the DB Group have agreed to provide financing to WRECO in connection with the transactions contemplated by the Transaction Agreement, for which they expect to receive compensation. See “Debt Financing”. In addition, one or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Starwood Capital, an affiliate of TRI Pointe, Starwood Property Trust, or their respective affiliates for which they have received, and in the future may receive, compensation, including having acted as joint bookrunner with respect to offerings of common stock of Starwood Property Trust in September 2013 and April 2013 and as joint bookrunner with respect to an offering of 4.55% Convertible Senior Notes due 2018 by Starwood Property Trust in February 2013 (aggregate principal amount $525,000,000). One or more members of the DB Group also have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Weyerhaeuser or its affiliates for which they have received, and in the future may receive, compensation, including having acted as senior co-manager with respect to an offering of 4.625% Notes due 2023 by Weyerhaeuser in September 2013 (aggregate principal amount $500,000,000), as joint bookrunner with respect to offerings of 29,000,000 Weyerhaeuser common shares and 12,000,000 6.375% Mandatory Convertible Preference Shares, Series A by Weyerhaeuser in June, 2013, and as a lender to Weyerhaeuser pursuant to its Revolving Credit Facility since June 2011 (aggregate commitment $53,500,000). The DB Group has received aggregate fees of approximately €8.2 million for such services unrelated to the Merger from Weyerhaeuser and its subsidiaries since January 1, 2011. The DB Group may also provide investment and commercial banking services to TRI Pointe, WRECO, Weyerhaeuser and their respective affiliates, including Starwood Capital and Starwood Property Trust, in the future, for which the DB Group would expect to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of TRI Pointe, WRECO, Weyerhaeuser and their respective affiliates, including Starwood Capital and Starwood Property Trust, for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

TRI Pointe’s Stockholders Meeting

At its annual meeting of stockholders, pursuant to the terms of the Transaction Agreement, TRI Pointe will ask its stockholders to approve, among other proposals, a proposal to authorize the issuance of shares of TRI Pointe common stock in the Merger and related matters as promptly as practicable following the date on which the SEC has cleared TRI Pointe’s proxy statement. The TRI Pointe board of directors has called an annual meeting to be held on                     , 2014, for shareholders of record on                     , to authorize the issuance of shares of TRI Pointe common stock in the Merger and to approve the other proposals described in TRI Pointe’s definitive proxy statement dated                     , 2014. The definitive proxy statement was mailed to TRI Pointe stockholders on or about                     , 2014.

As of December 16, 2013, TRI Pointe’s directors and executive officers held approximately 10% of the shares of TRI Pointe common stock entitled to vote at TRI Pointe’s annual meeting of stockholders. As of December 16, 2013, the Starwood Fund, an affiliate of certain of TRI Pointe’s directors, held approximately 38% of the shares of TRI Pointe common stock entitled to vote at TRI Pointe’s annual meeting of stockholders. As of December 16, 2013, WRECO’s directors, executive officers and their affiliates did not hold shares entitled to vote at TRI Pointe’s annual meeting of stockholders. WRECO’s shareholders are not required to vote on any of the annual meeting proposals, and WRECO will not hold a special meeting of shareholders in connection with the Transactions.

Weyerhaeuser’s Reasons for the Transactions

As discussed above in “—Background of the Transactions”, Weyerhaeuser’s board of directors and senior management regularly review the various businesses conducted by Weyerhaeuser and consider possible strategic opportunities, including potential disposition and merger transactions. As a result of that process, Weyerhaeuser decided that the value of WRECO would be maximized if it combined with TRI Pointe and that, without WRECO, Weyerhaeuser could better focus on its remaining businesses.

In reaching its decision to authorize and approve the Transaction Agreement, the Weyerhaeuser board of directors consulted with and received the advice of financial and legal advisors and considered a variety of factors weighing positively in favor of the Transactions, including the following:

•	Weyerhaeuser’s belief that the characteristics of Weyerhaeuser and its real estate business may appeal to different investor bases and expectation that the separation of its real estate business would allow Weyerhaeuser to concentrate on its forest products businesses and reduce Weyerhaeuser’s earnings volatility while providing WRECO with the opportunity to benefit from resources that are more dedicated to the real estate business;

•	the strategic review process conducted by Weyerhaeuser with the assistance of its financial advisors prior to entering into the Transaction Agreement;

•	the amount of the consideration to be received by Weyerhaeuser and its shareholders under the Transaction Agreement, including approximately $739 million in cash proceeds from the incurrence of the New Debt, subject to adjustment as described in “The Transaction Agreement—Payment of Adjustment Amount”;

•	the expectation that the consideration to Weyerhaeuser and its shareholders generally would be received on a tax-free basis, while a sale of Weyerhaeuser’s real estate business for cash generally would be taxable to Weyerhaeuser;

•	the belief that Weyerhaeuser’s real estate business and TRI Pointe were a good strategic fit and the expectation that the combination would create a combined company with the ability to create value for Weyerhaeuser shareholders;

•	the form of the consideration to be received by Weyerhaeuser shareholders in the Merger, which would allow Weyerhaeuser shareholders to participate in the potential benefits and synergies of the combined company after consummation of the Transactions;

•	the experienced senior management team of TRI Pointe, which would manage the combined company after consummation of the Transactions;

•	the expectation that Weyerhaeuser’s option to effect the Distribution as a split-off would provide Weyerhaeuser with an opportunity to repurchase a portion of its outstanding common shares without reducing its overall cash and financial flexibility; and

•	the structure and terms of the Transaction Agreement and the Transaction Documents, including the parties’ representations, warranties and covenants, the conditions to the respective obligations of the parties, the termination provisions and the obligations of the Starwood Fund and certain of TRI Pointe’s executive officers under the Voting Agreements, as well as the likelihood of consummation of the Transactions.

In the course of its deliberations, Weyerhaeuser’s board of directors also considered a variety of risks and other potentially countervailing factors concerning the Transactions, including the following:

•	the risk that the Transactions may not be completed in a timely manner or at all and the potential adverse consequences, including substantial costs that would be incurred and potential damage to Weyerhaeuser’s reputation, if the Transactions are not completed;

•	that because the majority of the consideration to be received by Weyerhaeuser and its shareholders in the Transaction consists of shares of TRI Pointe common stock, the value of the TRI Pointe common stock to be received in the Merger could fluctuate, perhaps significantly, based on a variety of factors including general stock market conditions, the liquidity of TRI Pointe common stock and the performance of TRI Pointe’s business;

•	risks relating to integrating the Real Estate Business with TRI Pointe’s current operations;

•	the risk that the potential benefits sought in the Transactions might not be fully realized or realized within the expected time frame;

•	that Weyerhaeuser, prior to the consummation of the Merger, is required to conduct the Real Estate Business in the ordinary course, subject to specific limitations and exceptions, which could delay or prevent Weyerhaeuser from undertaking business opportunities that may arise prior to the consummation of the Merger; and

•	risks of the type and nature described in the section entitled “Risk Factors”.

The foregoing discussion of the information and factors discussed by Weyerhaeuser’s board of directors is not meant to be exhaustive. Weyerhaeuser’s board of directors did not quantify or attach any particular weight to the various factors that it considered in reaching its determination to approve the Transaction Agreement and the Transactions. Rather, Weyerhaeuser’s board of directors viewed its position and recommendation as being based on the totality of the information presented to and considered by it. Weyerhaeuser’s board of directors evaluated the factors described above with the assistance of Weyerhaeuser’s senior management and legal and financial advisors. In considering the factors described above, individual members of Weyerhaeuser’s board of directors may have given different weights to other or different factors.

Interests of Certain Persons in the Transactions

As of                     , 2014, Weyerhaeuser’s directors and executive officers owned     % of the outstanding Weyerhaeuser common shares and, as of that date, TRI Pointe’s directors and executive officers owned approximately     % of the TRI Pointe common stock outstanding. None of TRI Pointe’s executive officers will receive any severance as a result of the Transactions.

In connection with the Transactions, 675,876 shares of restricted stock granted to Messrs. Bauer, Mitchell and Grubbs will vest. Messrs. Bauer, Mitchell and Grubbs have entered into a lock-up agreement with the

Starwood Fund, pursuant to which Messrs. Bauer, Mitchell and Grubbs have agreed not to sell these shares of TRI Pointe common stock until the Starwood Fund owns less than 4.875% of the TRI Pointe common stock outstanding. See “Other Agreements—Lock-Up Agreement”.

The directors and officers of Weyerhaeuser, WRECO and TRI Pointe will receive no extra or special benefit that is not shared on a pro rata basis by all other Weyerhaeuser shareholders or TRI Pointe stockholders in connection with the Transactions. As with all Weyerhaeuser shareholders, if a director or officer of Weyerhaeuser, WRECO or TRI Pointe owns Weyerhaeuser common shares, directly or indirectly, such person may participate in this exchange offer on the same terms as other Weyerhaeuser shareholders.

Accounting Treatment of the Merger

Accounting Standards Codification “ASC” 805, Business Combinations, requires the use of the purchase method of accounting for business combinations. In applying the purchase method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected primarily by exchanging equity interests, the acquiror usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, such as the Merger, the issuing entity is the acquiree. In identifying the acquiring entity in a reverse acquisition combination, all pertinent facts and circumstances must be considered, including the following:

•	The relative voting interests of TRI Pointe after the consummation of the Transactions. In this case, Weyerhaeuser shareholders are expected to receive approximately 79.8% of the equity ownership on a fully diluted basis and associated voting rights in TRI Pointe after the consummation of the Transactions.

•	The size of the combining companies in the Transactions. The relative size is measured in terms of assets, revenues, net income, and other applicable metrics. WRECO would represent 91%, 93% and 96%, and TRI Pointe would represent 9%, 7% and 4%, of the combined assets, revenues, and net income, respectively, as of December 31, 2012.

•	The composition of the governing body of TRI Pointe after the Transactions. In this case, the board of directors of TRI Pointe following the consummation of the Merger will be comprised of five directors selected by TRI Pointe while Weyerhaeuser will select the remaining four directors immediately prior to the consummation of the Merger. However, the board of directors can be elected and removed at the annual meeting of TRI Pointe stockholders or through a special meeting of TRI Pointe stockholders after the consummation of the Transactions.

•	The composition of the senior management of TRI Pointe after the consummation of the Transactions. In this case, TRI Pointe’s senior management following the consummation of the Merger will be the same as TRI Pointe’s current management team. However, the senior management can be removed by the board of directors of TRI Pointe after the consummation of the Transactions.

TRI Pointe’s management has determined that WRECO will be the accounting acquiror in this reverse acquisition based on the facts and circumstances outlined above. WRECO will apply purchase accounting to the assets and liabilities of the TRI Pointe business upon consummation of the Merger. Upon the consummation of the Transactions, the combined entity’s historical financial statements will reflect only those of WRECO.

Regulatory Approvals

Under the HSR Act and the rules promulgated under the HSR Act by the Federal Trade Commission, the parties must file notification and report forms with the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice and observe specified waiting period requirements before consummating the Merger. Weyerhaeuser and TRI Pointe each filed the requisite notification and report forms with the Federal Trade Commission and the Antitrust Division on January 3, 2014. The waiting period under the HSR Act expired on                     ,     .

Federal Securities Law Consequences; Resale Restrictions

TRI Pointe common stock issued in the Merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Weyerhaeuser shareholder who may be deemed to be an “affiliate” of TRI Pointe.

In connection with the Distribution, Weyerhaeuser may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

No Appraisal or Dissenters’ Rights

None of TRI Pointe, Merger Sub, Weyerhaeuser or WRECO stockholders will be entitled to exercise appraisal rights or to demand payment for their shares in connection with the Transactions.

THE TRANSACTION AGREEMENT

The following is a summary of the material provisions of the Transaction Agreement. This summary is not complete and is qualified in its entirety by the Transaction Agreement, which is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the Transaction Agreement and not by this summary or any other information included in this document. You are urged to read the Transaction Agreement carefully and in its entirety. The summary of the Transaction Agreement has been included to provide stockholders with information regarding its material terms and provisions. This summary is not intended to provide any other factual information about TRI Pointe, Merger Sub, Weyerhaeuser, WRECO or any of their respective businesses. Such factual information can be found elsewhere in this document and in the public filings that Weyerhaeuser makes with the SEC, which are available without charge at http://www.sec.gov. See “Where You Can Find More Information; Incorporation by Reference”.

Overview

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to make a cash payment to WNR, a subsidiary of Weyerhaeuser. Weyerhaeuser will then cause the REB Transfers to occur.

Following the REB Transfers, Weyerhaeuser will cause WNR to distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser in the WRECO Spin, and Weyerhaeuser will distribute all of the issued and outstanding WRECO common shares to its shareholders in the Distribution, on a pro rata basis, in an exchange offer or in a combination thereof. Immediately following the Distribution, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. Cash will be paid in lieu of fractional shares of TRI Pointe common stock.

Incurrence of New Debt and Repayment of Intercompany Debt

WRECO and certain financial institutions executed the Commitment Letter pursuant to which WRECO will incur the New Debt in the form of (i) the Debt Securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, on the terms and conditions set forth therein, as described in “Debt Financing—Debt Securities” and “Debt Financing—Bridge Facility”. Prior to the Closing Date, WRECO intends to enter into definitive agreements providing for the New Debt, but such agreements will be conditional upon consummation of the Transactions.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to pay approximately $739 million in cash to WNR, which cash will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). The amount of the cash payment is subject to adjustment as described in “—Payment of Adjustment Amount”. The cash payment will be a repayment by WRECO of certain existing intercompany debt between WRECO and WNR or, to the extent that such cash payment exceeds the amount of such intercompany debt, will be a distribution. As of September 30, 2013, the amount of such intercompany indebtedness was $832.2 million. WRECO will also pay to WNR a cash amount equal to all unpaid interest on WRECO’s intercompany debt that has accrued between the date of the Transaction Agreement and the date of the Distribution. After giving effect to these payments, WNR will contribute any remaining unpaid intercompany debt to WRECO such that WRECO will have no further liability in respect of its intercompany debt.

Transfers of Certain Assets and Assumption of Certain Liabilities

Under the Transaction Agreement, prior to the Distribution, Weyerhaeuser and its subsidiaries will transfer to WRECO and its subsidiaries certain assets relating to the Real Estate Business not already owned or held by WRECO or its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries

(other than WRECO and its subsidiaries) certain assets of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date. Weyerhaeuser and its subsidiaries will also transfer to WRECO and its subsidiaries, and WRECO and its subsidiaries will assume, certain liabilities relating to the Real Estate Business that are not already liabilities of WRECO and its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), and Weyerhaeuser or those subsidiaries will assume, certain liabilities of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date.

After the REB Transfers are made, the assets of WRECO and its subsidiaries will include the following assets of Weyerhaeuser and its subsidiaries, in each case other than assets that the parties have agreed will be excluded from the Transactions (as described below):

•	all owned real property, optioned real property and leased real property and interests therein used or held for use solely or primarily in the operation or conduct of the Real Estate Business;

•	all tangible personal property, intellectual property, contracts, prepaid expenses, governmental permits, third-party approvals and books and records used or held for use solely or primarily related to the Real Estate Business;

•	all accounts receivable arising out of the operation or conduct of the Real Estate Business;

•	all credits, prepaid expenses, rebates, deposits and prepaid items that are used or held for use solely or primarily in, or that arise solely or primarily out of, the operation or conduct of the Real Estate Business;

•	all rights, claims, causes of action and credits, to the extent relating to assets or liabilities of the Real Estate Business, including rights to certain development reimbursements relating to owned or optioned real property and rights and claims relating to certain insurance policies currently held by WRECO and its subsidiaries;

•	all goodwill generated by or associated with the Real Estate Business; and

•	all assets of or relating solely or primarily to any employee benefit plan sponsored or maintained by WRECO or its subsidiaries.

After the REB Transfers are made, the liabilities of WRECO and its subsidiaries will include all obligations and liabilities of Weyerhaeuser and its subsidiaries arising out of or primarily relating to the assets of WRECO and its subsidiaries or the ownership, operation or conduct of the Real Estate Business, including the following liabilities, in each case other than liabilities that the parties have agreed will be excluded from the Transactions (as described below):

•	all liabilities under the contracts and governmental permits of the Real Estate Business;

•	all accounts payable and accrued liabilities arising out of or primarily relating to the ownership, operation or conduct of the Real Estate Business or otherwise in respect of the Real Estate Business;

•	all liabilities arising out of or primarily relating to real estate or other assets owned, leased, occupied, held under option or sold by the Real Estate Business at any time and all liabilities arising as a result of at any time being the owner, lessee, lessor or occupant of, the holder of an option in respect of, or the operator of the activities conducted at, the owned real property, optioned real property and leased real property of the Real Estate Business;

•	all environmental liabilities arising out of or primarily relating to the Real Estate Business and the ownership, operation or conduct thereof;

•	all liabilities in respect of litigation, proceedings and investigations by or before any governmental entities arising out of or primarily relating to the ownership, conduct or operation of the Real Estate Business;

•	all liabilities arising out of or relating to any Weyerhaeuser employee benefit plan and all employment and employee benefit-related liabilities arising out of or relating to the operation or conduct of the Real Estate Business, in each case, that are contemplated to be assumed by WRECO and its subsidiaries, and all liabilities arising out of or relating primarily to any employee benefit plan sponsored or maintained by WRECO or its subsidiaries; and

•	all liabilities in respect of the New Debt.

The parties to the Transaction Agreement have agreed that certain assets and liabilities, including the following assets and liabilities, will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries):

•	all assets and liabilities relating to Coyote Springs, including certain owned real property and optioned real property and interests therein, certain contracts, governmental permits, water rights, land use entitlements, personal property and intellectual property related thereto, equity interests in a subsidiary of WRECO that holds assets relating to Coyote Springs, and all liabilities arising out of or relating to such properties and assets;

•	all equity interests in Weyerhaeuser Realty Investors, Inc., which was transferred by WRECO to WNR on October 31, 2013;

•	all assets and liabilities under certain benefit plans maintained by Weyerhaeuser with respect to employees of WRECO and its subsidiaries, including the Weyerhaeuser pension plan, the Weyerhaeuser deferred compensation plan and the Weyerhaeuser salaried employees retirement plan;

•	all rights under insurance policies maintained by Weyerhaeuser and its subsidiaries with respect to the Real Estate Business, except for certain insurance policies currently held by WRECO and its subsidiaries;

•	all assets of Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) used or held for use in the delivery of corporate-level services to the Real Estate Business;

•	certain trademarks and intellectual property rights, including all rights to use the names of “Weyerhaeuser” and “WRECO”; and

•	all liabilities to the extent arising out of or relating to assets that will be excluded from the transaction.

Termination of Intercompany Agreements

The Transaction Agreement provides that except for an intercompany agreement relating to marketing that can be terminated by either party with 90 days prior written notice, all intercompany indebtedness and intercompany contracts between WRECO and its subsidiaries, on the one hand, and Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), on the other hand, will be terminated on or prior to the date of the Distribution.

Consents and Delayed Transfers

If the transfer of any assets or assumption of any liabilities would constitute a violation of applicable laws or would require a consent or governmental approval that has not been obtained, then under the Transaction Agreement, that transfer of assets or assumption of liabilities will be automatically deferred until all legal impediments are removed and such consents or governmental approvals have been obtained, subject to certain exceptions. For a period of three years following the scheduled date of transfer of such assets or assumption of such liabilities, Weyerhaeuser and WRECO will be obligated to use their reasonable best efforts to remove all legal impediments to and obtain all required consents and governmental approvals for the transfer of such assets and assumption of such liabilities. During this period, the Transaction Agreement provides that those assets and liabilities will be held by the applicable party in trust and for the use and benefit of the other party (at such other party’s expense) until properly conveyed.

WRECO Stock Split

The Transaction Agreement provides that, prior to the date of the Distribution, WRECO will effect the WRECO Stock Split pursuant to which the number of WRECO common shares issued and outstanding will be increased to 100,000,000 shares and the par value of each WRECO common share will be reduced to $0.04 per share.

WRECO Spin

On the date of the Distribution, following the REB Transfers, WNR will distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser pursuant to the WRECO Spin.

The Distribution

After the WRECO Spin, Weyerhaeuser will distribute all of the issued and outstanding WRECO common shares to its shareholders in the Distribution. The Transaction Agreement provides that the Distribution may be effected as a pro rata distribution of the WRECO common shares to Weyerhaeuser shareholders (sometimes referred to as a “spin-off”) or, at Weyerhaeuser’s election, in an exchange offer (sometimes referred to as a “split-off”) or a combination of a split-off and a spin-off. Weyerhaeuser will determine which approach it will take to consummate the Distribution prior to the Closing Date, and no decision has been made at this time.

The Merger

Immediately following the Distribution, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. Under the Transaction Agreement, each WRECO common share issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. Cash will be paid in lieu of fractional shares of TRI Pointe common stock.

The closing of the Merger will take place immediately following the satisfaction (or, to the extent permitted by law, waiver) of conditions set forth in the Transaction Agreement, or at such other place, time and date as may be agreed in writing between Weyerhaeuser and TRI Pointe. See “The Transaction Agreement—Conditions to the Consummation of the Transactions”.

The Merger will become effective at such time as the articles of merger and the plan of merger relating to the Merger are duly filed with the Secretary of State of Washington.

Payment of Adjustment Amount

In addition to the cash payments by WRECO to WNR described above in “—Incurrence of New Debt and Repayment of Intercompany Debt”, the Transaction Agreement provides that, on the Closing Date, either TRI Pointe or WNR, as applicable, will pay the Adjustment Amount in cash to the other party.

The Adjustment Amount is based on, among other things, WRECO’s consolidated net cash on the date of the Transaction Agreement and the amount of net cash flows between WRECO and Weyerhaeuser between the date of the Transaction Agreement and the date of the Distribution. For purposes of the Transaction Agreement, the Adjustment Amount means:

•	the aggregate amount of all cash and cash equivalents of WRECO and its subsidiaries as of the close of business on the date of the Transaction Agreement, minus the aggregate principal amount of indebtedness for borrowed money of WRECO and its subsidiaries as of the close of business on the date of the Transaction Agreement (other than intercompany indebtedness owed by WRECO to WNR); plus or minus

•	any increase or decrease in the aggregate principal amount of WRECO’s intercompany debt to WNR between the date of the Transaction Agreement and the business day immediately preceding the date of the Distribution, but excluding the effect of any decrease in such intercompany debt that results from the transfer by WRECO and its subsidiaries of certain excluded assets pursuant to the Transaction Agreement; plus

•	the aggregate amount of all cash transferred by WNR or Weyerhaeuser to WRECO by means of capital contributions and all expenses of WRECO and its subsidiaries properly incurred in accordance with the Transaction Agreement that are paid in cash by Weyerhaeuser or WNR (and not reimbursed by WRECO or its subsidiaries) between the date of the Transaction Agreement and the business day immediately preceding the date of the Distribution; minus

•	the aggregate amount of all cash transferred by WRECO to WNR or Weyerhaeuser by means of dividends, distributions or repurchases of shares between the date of the Transaction Agreement and the business day immediately preceding the date of the Distribution, but excluding cash amounts transferred by WRECO in connection with the vesting or exercise of certain equity compensation awards held by WRECO employees; minus

•	the aggregate amount of cash refunds paid by WRECO’s subsidiaries between the date of the Transaction Agreement and the business day immediately preceding the date of the Distribution relating to certain customer deposits; minus

•	the aggregate amount of cash paid by WRECO’s subsidiaries between the date of the Transaction Agreement and the business day immediately preceding the date of the Distribution relating to Weyerhaeuser’s deferred compensation plan and certain retirement benefits; minus

•	the amount of cash paid by WRECO or its subsidiaries to WNR or Weyerhaeuser between the date of the Transaction Agreement and the business day immediately preceding the date of the Distribution relating to certain assets and liabilities that are excluded from the transaction, including in respect of expenses relating to Coyote Springs.

Under the Transaction Agreement, if the Adjustment Amount is a positive amount, TRI Pointe will pay the Adjustment Amount in cash to WNR, and if the Adjustment Amount is a negative amount, WNR will pay an amount equal to the absolute value of the Adjustment Amount in cash to TRI Pointe.

The payment on the Closing Date will be based on an estimate of the Adjustment Amount, determined in accordance with the principals and methodologies set forth in the Transaction Agreement, and will be subject to a post-closing true-up in accordance with procedures described in the Transaction Agreement.

Representations and Warranties

The Transaction Agreement contains representations and warranties that Weyerhaeuser and WRECO, on the one hand, and TRI Pointe and Merger Sub on the other hand, made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Transaction

Agreement and may be subject to important qualifications and limitations. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Certain of the representations and warranties in the Transaction Agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect). In addition, certain of the representations and warranties in the Transaction Agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers or employees of the party making the representation did not have actual knowledge. For the foregoing reasons, you should not rely on the representations and warranties in the Transaction Agreement as statements of factual information.

The Transaction Agreement provides that a “material adverse effect” means, with respect to TRI Pointe and Merger Sub, any state of facts, change, effect, condition, development, event or occurrence that has been or would reasonably be likely to be material and adverse to (i) the business, operations and affairs of TRI Pointe and its subsidiaries, taken as a whole, or the assets, properties, condition (financial or otherwise) or results of operations of TRI Pointe and its subsidiaries, taken as a whole, other than such effects relating to (A) the economy generally (including changes in mortgage interest rates), (B) the industries in which TRI Pointe operates generally (including changes in prices for raw materials or construction materials and changes in the availability of mortgage financing), (C) the financial, securities and currency markets generally, (D) changes in law (including changes in the treatment of mortgage interest under laws relating to taxes) or GAAP (or authoritative interpretation thereof), (E) volcanoes, tsunamis, earthquakes, floods, storms, hurricanes, tornados or other natural disasters, except to the extent that TRI Pointe or its business, operations and affairs is adversely effected in a disproportionate manner relative to other participants in the industries in which TRI Pointe operates and (F) the entering into or the public announcement or disclosure of the Transaction Agreement or the consummation or proposed consummation of the Transactions or pendency thereof or (ii) the ability of TRI Pointe and Merger Sub to perform their obligations under the Transaction Documents or consummate the Transactions.

The Transaction Agreement provides that a “material adverse effect” means, with respect to the Real Estate Business, any state of facts, change, effect, condition, development, event or occurrence that has been or would reasonably be likely to be material and adverse to (i) the Real Estate Business or the assets, properties, condition (financial or otherwise) or results of operations of WRECO and its subsidiaries, taken as a whole, other than such effects relating to (A) the economy generally (including changes in mortgage interest rates), (B) the industries in which WRECO or the Real Estate Business operates generally (including changes in prices for raw materials or construction materials and changes in the availability of mortgage financing), (C) the financial, securities and currency markets generally, (D) changes in law (including changes in the treatment of mortgage interest under laws relating to taxes) or GAAP (or authoritative interpretation thereof), (E) volcanoes, tsunamis, earthquakes, floods, storms, hurricanes, tornados or other natural disasters, except to the extent that WRECO or the Real Estate Business is adversely effected in a disproportionate manner relative to other participants in the industries in which WRECO or the Real Estate Business operates and (F) the entering into or the public announcement or disclosure of the Transaction Agreement or the consummation or proposed consummation of the Transactions or the pendency thereof or (ii) the ability of Weyerhaeuser and WRECO to perform their obligations under the Transaction Documents or consummate the Transactions.

The representations and warranties relate to, among other topics, the following:

•	organization, standing and power;

•	subsidiaries; equity interests;

•	capital structure;

•	ownership and operations of Merger Sub;

•	authority; execution and delivery; enforceability;

•	no conflicts; governmental approvals;

•	SEC documents; undisclosed liabilities;

•	information supplied;

•	absence of certain changes or events;

•	taxes;

•	employee benefit matters;

•	litigation;

•	compliance with applicable laws;

•	environmental matters;

•	real and personal property;

•	intellectual property;

•	material contracts;

•	opinion of financial advisor;

•	broker fees; and

•	sufficiency of assets, in the case of Weyerhaeuser and WRECO.

All representations and warranties contained in the Transaction Agreement will terminate upon the earlier of the consummation of the Transactions or the termination of the Transaction Agreement pursuant to its terms. From and after that date, none of the parties will be able to make a claim for a breach of a representation and warranty by any other party.

Covenants Relating to the Conduct of Business

Each of TRI Pointe and Merger Sub, on the one hand, and Weyerhaeuser and WRECO, on the other hand, have agreed to certain covenants in the Transaction Agreement restricting the conduct of their respective businesses between the date of the Transaction Agreement and the effective time of the Merger.

Prior to the effective time of the Merger, subject to certain agreed upon exceptions or except as consented to in writing by Weyerhaeuser, TRI Pointe has agreed to and has agreed to cause its subsidiaries to conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and use all commercially reasonable efforts to (i) preserve intact its current business organization, (ii) maintain its material governmental and third-party approvals, (iii) keep available the services of its current officers and employees and (iv) keep relationships with customers, suppliers, licensors, licensees, distributors and others such that its goodwill and ongoing business shall be unimpaired in any material respect.

In addition, prior to the effective time of the Merger, subject to certain agreed upon exceptions or except as consented to in writing by Weyerhaeuser (which consent may not be unreasonably withheld, conditioned or delayed), TRI Pointe has agreed not to and has agreed to cause its subsidiaries not to:

•	declare, set aside or pay any dividends or other distributions in respect of its shares of capital stock or other equity interests, other than dividends and distributions by any wholly owned subsidiary to its parent;

•	split, combine or reclassify any of its capital stock or other equity interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its shares of capital stock or other equity interests, other than any such transaction by a wholly owned subsidiary which remains a wholly owned subsidiary after consummation of such transaction;

•	purchase, redeem or otherwise acquire or amend the terms of any shares of its capital stock or other equity interests or any rights, warrants, options or other equity awards to acquire any such shares of capital stock or other equity interests;

•	issue, deliver, sell or grant any of its shares of capital stock or other equity interests or voting indebtedness (or any securities convertible into, exercisable or exchangeable for its shares of capital stock or other equity interests or voting indebtedness), in each case other than (i) the issuance of TRI Pointe common stock upon the exercise of stock options or in connection with other equity-based awards outstanding on the date of the Transaction Agreement and in accordance with their terms, (ii) the grant of stock options or other equity-based awards in the ordinary course of business consistent with past practice relating to no more than 525,000 shares of TRI Pointe common stock and (iii) any such transaction by a wholly owned subsidiary which remains a wholly owned subsidiary after consummation of such transaction;

•	amend the TRI Pointe Charter or the TRI Pointe Bylaws or the comparable organizational documents of its subsidiaries;

•	acquire or dispose of any interests in real property, except for acquisitions or dispositions in the ordinary course of business consistent with past practice and the expiration of any lease or option contract in accordance with the terms of such contract;

•	acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any business organization or division thereof or any other person (in each case, other than permitted acquisitions of interests in real property), with a value or purchase price that, individually or in the aggregate, exceeds $10 million, except for acquisitions in the ordinary course of business consistent with past practice of assets used in the operation or conduct of TRI Pointe’s business;

•	sell, transfer or otherwise dispose of any property or asset (in each case, other than permitted sales, transfers or dispositions of interests in real property) with a value or purchase price that, individually or in the aggregate, exceeds $10 million, except for dispositions of obsolete or worn-out assets that are no longer used or useful in the operation or conduct of TRI Pointe’s business;

•	(i) adopt, enter into, terminate, amend, extend or renew any collective bargaining agreement or any employee benefit plan, other than in the ordinary course of business consistent with past practice, (ii) increase in any manner the compensation or benefits of, or pay any bonus to, any employee, except for increases in base salary or payments of bonuses in the ordinary course of business consistent with past practice, (iii) pay or provide to any employee any benefit not provided for under an employee benefit plan as in effect on the date of the Transaction Agreement, other than the payment of base compensation in the ordinary course of business consistent with past practice, (iv) except to the extent expressly permitted in the Transaction Agreement, grant any awards under any employee benefit plan or remove or modify existing restrictions in any employee benefit plan or awards made thereunder, (v) take any action to fund or in any other way secure the payment of compensation or benefits under any employee benefit plan, (vi) take any action to accelerate the vesting or payment of any compensation or benefits under any employee benefit plan or (vii) make any material determination under any employee benefit plan that is not in the ordinary course of business consistent with past practice, except in each case (A) as required to ensure that any employee benefit plan in effect on the date of the Transaction Agreement is not then out of compliance with applicable law, (B) as specifically required pursuant to the Transaction Agreement or the terms of any employee benefit plan or (C) as would not result in either the Real Estate Business or TRI Pointe’s business incurring any material liabilities;

•	incur any indebtedness for borrowed money, issue or sell any debt securities, guarantee or otherwise become contingently liable for any such indebtedness or debt securities of another person, or enter into any “keep well” or other agreement to maintain any financial statement condition of another person, except for (i) indebtedness solely between or among TRI Pointe and its subsidiaries, (ii) borrowings under TRI Pointe’s existing credit facilities in the ordinary course of business, subject to certain exceptions, (iii) borrowings that do not exceed certain budgeted amounts, (iv) short-term borrowings incurred in the ordinary course of business consistent with past practice and (v) letters of credit and surety bonds issued in the ordinary course of business consistent with past practice;

•	encumber or subject any of its material assets to any liens, subject to certain exceptions;

•	make any loan, advance or capital contribution to, or investment in, any person other than any wholly owned subsidiary that, individually or in the aggregate, exceeds $10 million except in the ordinary course of business consistent with past practice;

•	authorize or make any capital expenditure (other than in respect of any permitted acquisitions of interests in real property) in any fiscal quarter that, individually or in the aggregate, exceeds by more than 20% certain budgeted amounts for such fiscal quarter;

•	make any material change in its tax accounting or financial accounting methods, principles and practices, except as may be required by a change in GAAP;

•	make any material tax election inconsistent with past practice or settle or compromise any material tax liability or refund;

•	adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	modify, amend, enter into or terminate any material contract or waive, release or assign any material rights or claims of TRI Pointe or any subsidiary under any material contract, except in the ordinary course of business consistent with past practice, subject to certain exceptions;

•	settle any action if such settlement would require any payment by TRI Pointe or any subsidiary in an amount in excess of $5 million individually or $10 million in the aggregate, or would obligate TRI Pointe or any subsidiary to take any material action or restrict TRI Pointe or any subsidiary in any material respect from taking any action;

•	engage in any business other than TRI Pointe’s business substantially as conducted on the date of the Transaction Agreement; or

•	authorize any of, or commit or agree to take any of, the foregoing actions.

Prior to the effective time of the Merger, subject to certain agreed upon exceptions or except as consented to in writing by TRI Pointe, each of Weyerhaeuser and WRECO has agreed to and has agreed to cause its subsidiaries (with respect to the Real Estate Business only) to conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and use all commercially reasonable efforts to (i) preserve intact its current business organization, (ii) maintain its material governmental and third-party approvals, (iii) keep available the services of its current officers and employees and (iv) keep relationships with customers, suppliers, licensors, licensees, distributors and others such that its goodwill and ongoing business shall be unimpaired in any material respect.

In addition, prior to the effective time of the Merger, subject to certain agreed upon exceptions or except as consented to in writing by TRI Pointe (which consent may not be unreasonably withheld, conditioned or delayed), each of WRECO and, solely with respect to the Real Estate Business, Weyerhaeuser, has agreed not to and has agreed to cause its subsidiaries not to:

•	issue, deliver, sell or grant any voting indebtedness of WRECO (or any securities convertible into, exercisable or exchangeable for voting indebtedness of WRECO) or other securities of WRECO, other than the WRECO Stock Split;

•	issue, deliver, sell or grant to any employee any shares of capital stock or other equity interests in Weyerhaeuser or any Weyerhaeuser subsidiary, other than (i) the issuance of Weyerhaeuser common shares upon the exercise of stock options or in connection with other equity-based awards outstanding on the date of the Transaction Agreement and in accordance with their terms and (ii) the grant of equity-based awards in the ordinary course of business consistent with past practice relating to no more than 530,000 Weyerhaeuser common shares;

•	amend the certificate or articles of incorporation or bylaws or comparable organizational documents of WRECO or any WRECO subsidiary, other than to change its name in accordance with the Transaction Agreement or to increase the number of authorized WRECO common shares in connection with the WRECO Stock Split;

•	acquire or dispose of any interests in real property, except for acquisitions or dispositions in the ordinary course of business consistent with past practice and the expiration of any lease or option contract in accordance with the terms of such contract;

•	sell, transfer or otherwise dispose of any property or asset (in each case, other than permitted sales, transfers or dispositions of interests in real property) with a value or purchase price that, individually or in the aggregate, exceeds $10 million, except for dispositions of obsolete or worn-out assets that are no longer used or useful in the operation or conduct of the Real Estate Business;

•	with respect to any employee of the Real Estate Business, (i) adopt, enter into, terminate, amend, extend or renew any collective bargaining agreement or any employee benefit plan, other than in the ordinary course of business consistent with past practice, (ii) increase in any manner the compensation or benefits of, or pay any bonus to, any such employee, except for increases in base salary or payments of bonuses in the ordinary course of business consistent with past practice, (iii) pay or provide to any such employee any benefit not provided for under any employee benefit plan as in effect on the date of the Transaction Agreement, other than the payment of base compensation in the ordinary course of business consistent with past practice, (iv) except to the extent expressly permitted in the Transaction Agreement, grant to any such employee any awards under any Weyerhaeuser stock plan or remove or modify existing restrictions in any Weyerhaeuser stock plan or awards made thereunder, (v) take any action to fund or in any other way secure the payment of compensation or benefits under any employee benefit plan, (vi) take any action to accelerate the vesting or payment of any compensation or benefits under any employee benefit plan or (vii) make any material determination under any employee benefit plan that is not in the ordinary course of business consistent with past practice, except in each case (A) as required to ensure that any employee benefit plan in effect on the date of the Transaction Agreement is not then out of compliance with applicable law, (B) as specifically required pursuant to the Transaction Agreement or the terms of any employee benefit plan or (C) as would not result in either the Real Estate Business or TRI Pointe’s business incurring any material liabilities;

•	make any material change in its tax accounting or financial accounting methods, principles and practices, except as may be required by a change in GAAP;

•	modify, amend, enter into or terminate any material contract of the Real Estate Business, or waive, release or assign any material rights or claims of Weyerhaeuser or any subsidiary under any material contract of the Real Estate Business, except in the ordinary course of business consistent with past practice, subject to certain exceptions;

•	settle any action if such settlement would require any payment of an amount in excess of $5 million individually or $10 million in the aggregate by WRECO or any subsidiary, or would obligate WRECO or any subsidiary to take any material action, or restrict WRECO or any subsidiary in any material respect from taking any action; or

•	authorize any of, or commit or agree to take any of, the foregoing actions.

Prior to the effective time of the Merger, subject to certain agreed upon exceptions or except as consented to in writing by TRI Pointe (which consent may not be unreasonably withheld, conditioned or delayed), WRECO has further agreed not to and has agreed to cause its subsidiaries not to:

•	declare, set aside or pay any dividends or other distributions in respect of its shares of capital stock or other equity interests, other than cash dividends contemplated to be made under the Transaction Agreement, dividends and distributions by any wholly owned subsidiary to its parent and the WRECO Stock Split;

•	split, combine or reclassify any of its capital stock or other equity interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its shares of capital stock or other equity interests, other than any such transaction by a wholly owned subsidiary which remains a wholly owned subsidiary after consummation of such transaction and the WRECO Stock Split;

•	purchase, redeem or otherwise acquire or amend the terms of any shares of its capital stock or other equity interests or any rights, warrants, options or other equity awards to acquire any such shares of capital stock or other equity interests, other than the WRECO Stock Split;

•	issue, deliver, sell or grant any of its shares of capital stock or other equity interests, other than the WRECO Stock Split and any such transaction by a wholly owned subsidiary which remains a wholly owned subsidiary after consummation of such transaction;

•	acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any business organization or division thereof or any other person (in each case, other than any permitted acquisitions of interests in real property), with a value or purchase price that, individually or in the aggregate, exceeds $10 million, except for acquisitions in the ordinary course of business consistent with past practice of assets used in the operation or conduct of the Real Estate Business;

•	incur any indebtedness for borrowed money, issue or sell any debt securities, guarantee or otherwise become contingently liable for any such indebtedness or debt securities of another person, or enter into any “keep well” or other agreement to maintain any financial statement condition of another person, except for (i) indebtedness solely between or among WRECO and the WRECO subsidiaries, (ii) intercompany debt, so long as the aggregate principal amount of intercompany debt outstanding at any time does not exceed $950 million, and subject to a certain limit on the applicable interest rate on such intercompany debt, (iii) the incurrence of indebtedness in accordance with the Transaction Agreement and (iv) letters of credit and surety bonds issued in the ordinary course of business consistent with past practice;

•	encumber or subject any of its material assets to any liens, subject to certain exceptions;

•	make any loan, advance or capital contribution to, or investment in, any person other than any wholly owned subsidiary that, individually or in the aggregate, exceeds $10 million, except in the ordinary course of business consistent with past practice;

•	authorize or make any capital expenditure (other than in respect of any permitted acquisitions of interests in real property) in any fiscal quarter that, individually or in the aggregate, exceeds by more than 20% certain budgeted amounts for such fiscal quarter;

•	make any material tax election inconsistent with past practice or settle or compromise any material tax liability or refund;

•	adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	engage in any business other than the Real Estate Business substantially as conducted on the date of the Transaction Agreement; or

•	authorize any of, or commit or agree to take any of, the foregoing actions.

From and after the Closing Date, none of the parties will be able to make a claim for a breach of a pre-closing covenant by any other party.

Non-Solicitation by TRI Pointe

TRI Pointe has agreed under the Transaction Agreement that it will cease and cause to be terminated all then-existing discussions and negotiations with respect to a TRI Pointe acquisition proposal (as defined below) and will not, and will not authorize or permit its subsidiaries or any of their respective directors, officers, employees, consultants, agents, investment bankers, financial advisors, attorneys, accountants and other representatives to, directly or indirectly:

•	solicit, initiate or knowingly encourage, or take any other action to knowingly facilitate, the making of any proposal that constitutes or is reasonably likely to lead to a TRI Pointe acquisition proposal; or

•	except as described below, enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any confidential information with respect to, any TRI Pointe acquisition proposal.

Under the Transaction Agreement, a “TRI Pointe acquisition proposal” means any bona fide proposal by a third-party with respect to any merger, share exchange, amalgamation, arrangement, takeover bid, sale of assets representing more than 15% of the book value (on a consolidated basis) of TRI Pointe’s total assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale), any sale of more than 15% of the shares of TRI Pointe common stock then outstanding or substantially similar transactions involving TRI Pointe or any material subsidiary, or a proposal to do so, excluding the Merger, subject to certain exceptions.

In the event TRI Pointe receives a TRI Pointe acquisition proposal, it must, as promptly as practicable, advise Weyerhaeuser and WRECO orally and in writing of receipt of such acquisition proposal and provide the identity of the person making such acquisition proposal. TRI Pointe must keep Weyerhaeuser and WRECO reasonably informed of any material developments with respect to any such TRI Pointe acquisition proposal.

Notwithstanding the general restrictions described above, if at any time prior to TRI Pointe Stockholder Approval, TRI Pointe receives an unsolicited written acquisition proposal, and its board of directors determines, after consultation with its financial advisor and outside counsel, that such acquisition proposal constitutes or is reasonably likely to lead to a TRI Pointe superior proposal (as defined below), TRI Pointe and its representatives may:

•	furnish information with respect to TRI Pointe and its subsidiaries to the person making such acquisition proposal pursuant to a customary confidentiality agreement containing confidentiality provisions substantially similar to those set forth in the confidentiality agreement between TRI Pointe and Weyerhaeuser; and

•	participate in discussions and negotiations with the person making such acquisition proposal.

Under the Transaction Agreement, a “TRI Pointe superior proposal” means any bona fide proposal by a third-party to acquire, directly or indirectly, assets representing more than 50% of the book value (on a consolidated basis) of TRI Pointe’s total assets or more than 50% of the TRI Pointe common stock outstanding, whether by way of merger, share exchange, amalgamation, arrangement, takeover bid, sale of assets or otherwise, and that in the good faith determination of the board of directors of TRI Pointe after consultation with its financial advisors and outside counsel (i) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the person making such proposal, and (ii) would, if consummated in accordance with its terms, result in a transaction more favorable to the TRI Pointe stockholders, from a financial point of view, than the transactions contemplated by the Transaction Agreement.

Changes in the TRI Pointe Board of Director’s Recommendation

Except as described below, TRI Pointe has agreed under the Transaction Agreement that neither the TRI Pointe board of directors nor any committee thereof will (i) withhold or withdraw (or modify in a manner adverse to Weyerhaeuser or WRECO), or publicly propose to withhold or withdraw (or modify in a manner adverse to Weyerhaeuser or WRECO), the recommendation by the TRI Pointe board of directors to the TRI Pointe stockholders or (ii) approve or adopt, or recommend the approval or adoption of, or publicly propose to approve or adopt or recommend, any acquisition proposal (any of the foregoing, an “adverse recommendation change”).

TRI Pointe has also agreed under the Transaction Agreement that neither the TRI Pointe board of directors nor any committee thereof will approve or recommend, or publicly propose to approve or recommend, or cause or permit TRI Pointe or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any TRI Pointe acquisition proposal, other than a customary confidentiality agreement containing confidentiality provisions substantially similar to those set forth in the confidentiality agreement between Weyerhaeuser and TRI Pointe.

Notwithstanding the general restrictions described above, at any time prior to TRI Pointe Stockholder Approval, the TRI Pointe board of directors may, subject to compliance with the following sentence, make an adverse recommendation change following a determination by the TRI Pointe board of directors that a TRI Pointe acquisition proposal constitutes a TRI Pointe superior proposal. Prior to making an adverse recommendation change, TRI Pointe must provide at least five days’ prior written notice to Weyerhaeuser and WRECO of the TRI Pointe board of directors’ intention to take such action, which notice must specify the reasons for such proposed action, including the material terms and conditions of the TRI Pointe superior proposal. In determining whether to make an adverse recommendation change, the TRI Pointe board of directors must take into account any changes to the financial terms of the Transaction Agreement proposed by Weyerhaeuser or WRECO in response to a notice of a TRI Pointe superior proposal.

The Transaction Agreement does not prohibit TRI Pointe from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or making any disclosure to its stockholders required by applicable law.

Non-Solicitation by Weyerhaeuser

Weyerhaeuser has agreed under the Transaction Agreement that it will cease and cause to be terminated all then-existing discussions and negotiations with respect to an REB acquisition proposal (as defined below) and will not, and will not authorize or permit its subsidiaries or any of their respective directors, officers, employees, consultants, agents, investment bankers, financial advisors, attorneys, accountants and other representatives to, directly or indirectly:

•	solicit, initiate or knowingly encourage, or take any other action to knowingly facilitate, the making of any proposal that constitutes or is reasonably likely to lead to an REB acquisition proposal;

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any confidential information with respect to, any REB acquisition proposal; or

•	execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any REB acquisition proposal.

Under the Transaction Agreement, an “REB acquisition proposal” means any bona fide proposal by a third-party with respect to any merger, share exchange, amalgamation, arrangement, takeover bid, sale of assets representing more than 15% of the book value (on a consolidated basis) of the Real Estate Business assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale), any sale of more than 15% of WRECO common shares then outstanding or substantially similar transactions involving the Real Estate Business, or a proposal to do so, excluding the Merger.

TRI Pointe Stockholder Meeting

Under the Transaction Agreement, TRI Pointe will, as promptly as practicable following the date on which the SEC clears TRI Pointe’s registration statement registering the shares of TRI Pointe common stock to be issued in the Merger and, if required by the SEC as a condition to the mailing of TRI Pointe’s proxy statement, such registration statement is declared effective, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining TRI Pointe Stockholder Approval, and shall use commercially reasonable efforts to solicit proxies from its stockholders in favor thereof. Subject to the ability of TRI Pointe’s board of directors to make an adverse recommendation change, TRI Pointe will recommend to its stockholders that they give TRI Pointe Stockholder Approval and shall include such recommendation in its proxy statement.

In connection with the Transactions, certain TRI Pointe stockholders have entered into Voting Agreements with Weyerhaeuser with respect to an aggregate of 12,639,163 shares of TRI Pointe common stock, representing approximately 40% of currently outstanding shares. The Voting Agreements provide, among other things, that such stockholders will vote in favor of TRI Pointe Stockholder Approval and against any adverse recommendation change. See “Other Agreements—Voting Agreements”.

Efforts to Obtain Regulatory Approvals

TRI Pointe, Merger Sub, Weyerhaeuser and WRECO have each agreed to:

•	file, or cause to be filed, all notification and report forms that may be required under the HSR Act or any other applicable antitrust law with respect to the transactions contemplated by the Transaction Agreement as promptly as reasonably practicable after the date of the Transaction Agreement;

•	supply as promptly as reasonably practicable any additional information and documentary material that may be requested by any governmental entity pursuant to the HSR Act or any other applicable antitrust law;

•	use its best efforts to take, or cause to be taken, all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable antitrust laws and to obtain all governmental approvals under any antitrust laws that may be required by any governmental entity, so as to enable the parties to consummate the transactions contemplated by the Transaction Agreement in the most expeditious manner practicable; and

•	use its best efforts to cooperate with the other parties in connection with filings or submissions with governmental entities, and keep the other parties reasonably informed of its progress in obtaining any necessary or advisable governmental approvals relating to applicable antitrust laws in connection with the transactions contemplated by the Transaction Agreement.

To the extent reasonably practicable, each of the parties will consult with the other parties in advance with respect to any written materials submitted to any governmental entity and shall give the other parties the opportunity to attend and participate in any meetings and conferences. None of the parties may voluntarily extend any waiting period under the HSR Act or any other applicable antitrust law or enter into any agreement with any governmental entity to delay or not to consummate the transactions contemplated by the Transaction Agreement except with the prior written consent of the other parties (such consent not to be unreasonably withheld, conditioned or delayed).

Stock Exchange Listing

TRI Pointe will use its commercially reasonable efforts to ensure that its shares issued in connection with the Transaction Agreement are approved for quotation on the NYSE, subject to official notice of issuance with respect to the NYSE, prior to the Closing Date.

Employee Matters

Treatment of Equity Awards

Under the Transaction Agreement, Weyerhaeuser, WRECO and TRI Pointe will take all actions as may be required to effect the following:

•	Immediately prior to the Distribution, each outstanding Weyerhaeuser stock option held by an employee of the Real Estate Business will be surrendered in exchange for a stock option granted by WRECO to acquire a number of WRECO common shares equal to the product of the number of Weyerhaeuser common shares subject to such Weyerhaeuser stock option and the “option exchange ratio” (as defined below), rounded down to the nearest whole number of WRECO common shares, and otherwise on the same terms and conditions as were applicable under the Weyerhaeuser stock option. The exercise price of the substituted stock options will be equal to the per share exercise price for the Weyerhaeuser common shares otherwise purchasable pursuant to the corresponding Weyerhaeuser stock option divided by the option exchange ratio, rounded up to the nearest whole cent. As of the effective time of the Merger, each outstanding substituted WRECO stock option will be converted into the right to acquire a number of shares of TRI Pointe common stock equal to the number of WRECO common shares subject to such substituted WRECO stock option, and otherwise on the same terms and conditions (including exercise price) as were applicable to the substituted WRECO stock option.

•	Immediately prior to the Distribution, each outstanding Weyerhaeuser performance share unit held by an employee of the Real Estate Business will be surrendered in exchange for a grant of time-vesting restricted stock units by WRECO with respect to a number of WRECO common shares equal to the product of the number of Weyerhaeuser common shares subject to such Weyerhaeuser performance share unit and the option exchange ratio, rounded down to the nearest whole number of WRECO common shares, and otherwise on the same terms and conditions as were applicable under the Weyerhaeuser performance share unit (except such substituted units will not be subject to any performance-based vesting conditions or requirements). For these purposes, the number of Weyerhaeuser common shares subject to such Weyerhaeuser performance share units will be determined without regard to any performance-based vesting criteria relating to Weyerhaeuser’s relative total shareholder return, and achievement of any other performance-based vesting criteria will be determined based on actual performance (however, if the Distribution occurs prior to the determination of such performance, then such performance-based vesting criteria will be deemed to have been met at target levels). As of the effective time of the Merger, each outstanding grant of substituted WRECO time-vesting restricted stock units will be converted into a grant of time-vesting restricted stock units with respect to a number of shares of TRI Pointe common stock equal to the number of WRECO common shares subject to such grant of substituted WRECO time-vesting restricted stock units, and otherwise on the same terms and conditions as were applicable to the grant of substituted WRECO time-vesting restricted stock units.

•

Immediately prior to the Distribution, each outstanding grant of Weyerhaeuser restricted stock units held by an employee of the Real Estate Business will be surrendered in exchange for a grant of time-vesting restricted stock units by WRECO with respect to a number of WRECO common shares equal to the product of the number of Weyerhaeuser common shares subject to such grant of Weyerhaeuser restricted stock units and the option exchange ratio, rounded down to the nearest whole number of WRECO common shares, and otherwise on the same terms and conditions as were applicable under the grant of Weyerhaeuser restricted stock units. As of the effective time of the Merger, each outstanding grant of substituted WRECO time-vesting restricted stock units will be converted into a grant of time-vesting restricted stock units with respect to a number of shares of TRI Pointe common stock equal to the number of WRECO common shares subject to such grant of substituted WRECO time-vesting restricted stock units, and otherwise on the same terms and conditions as were applicable to the grant of substituted WRECO time-vesting restricted stock units.

The “option exchange ratio” means a fraction, the numerator of which is the volume weighted average (rounded to the nearest 1/10,000) of the trading prices of the Weyerhaeuser common shares on the NYSE for the last trading day immediately prior to the date on which the Weyerhaeuser common shares begin to trade ex-dividend with respect to the Distribution (or, in the event the Distribution is effected as a split-off, the last trading day immediately prior to the date of the Distribution) and the denominator of which is the volume weighted average (rounded to the nearest 1/10,000) of the trading prices of the shares of TRI Pointe common stock on the NYSE for the last trading day immediately prior to the date of the Distribution.

In addition, TRI Pointe has taken all actions as may be required to ensure that no TRI Pointe equity awards will become vested or exercisable in connection with the Transactions.

Employee Benefit Matters

Weyerhaeuser, WRECO, Merger Sub and TRI Pointe agreed in the Transaction Agreement to the following:

•	for the one-year period following the effective time of the Merger, TRI Pointe or its subsidiaries will provide to each employee of the Real Estate Business who is employed by WRECO or its subsidiaries immediately following the Distribution (a “WRECO Employee”) base salary and bonus and incentive compensation opportunities that are no less favorable than, and other employee benefits that are substantially comparable in the aggregate to, those provided to such WRECO Employee as of immediately prior to the Distribution;

•	in the event a WRECO Employee is terminated by TRI Pointe or its subsidiaries during the one-year period following the effective date of the Merger, TRI Pointe or its subsidiaries will provide the employee with severance benefits that are no less favorable than the severance benefits that the employee would have received in the event of a termination of employment under the applicable Weyerhaeuser severance plan as in effect with respect to such employee as of the Distribution, taking into account such employee’s prior service with Weyerhaeuser, its subsidiaries, any predecessor employer and such employee’s service with TRI Pointe and its subsidiaries;

•	effective on or prior to the Distribution, WRECO or its subsidiaries will assume all employment and employee benefits-related liabilities incurred prior to or on the date of the Distribution that arise out of the operation or conduct of the Real Estate Business or the employment by Weyerhaeuser and its subsidiaries of any current or former employee of the Real Estate Business. WRECO or its subsidiaries will also assume all liabilities with respect to each WRECO employee benefit plan and, subject to certain exceptions, each WRECO Employee will cease active participation in each Weyerhaeuser employee benefit plan. From and after the effective time of the Merger, TRI Pointe or its subsidiaries will administer each WRECO employee benefit plan in accordance with its terms. In addition, WRECO or its subsidiaries will assume all liabilities with respect to the WRECO Employees under certain Weyerhaeuser incentive compensation plans for the WRECO fiscal years prior to and in which the effective time of the Merger occurs, certain Weyerhaeuser retention plans and agreements and certain Weyerhaeuser change in control and severance plans and agreements, and will make payments thereunder in accordance with their terms. WRECO or its subsidiaries will assume liability for all vacation days accrued or earned by not yet taken by each WRECO Employee as of the date of the Distribution, and TRI Pointe and its subsidiaries will honor all such vacation days following the effective time of the Merger;

•	with respect to the employee benefit plans maintained by TRI Pointe or its subsidiaries that provide welfare benefits to WRECO Employees and their dependents and beneficiaries, TRI Pointe and its subsidiaries will (i) waive any pre-existing condition limitations, exclusions, waiting periods and actively-at-work requirements with respect to participation and coverage requirements to the extent waived under the applicable corresponding Weyerhaeuser employee benefit plan sponsored or maintained by Weyerhaeuser or its subsidiaries and (ii) provide credit for any co-payments and deductibles paid by the WRECO Employees under corresponding Weyerhaeuser employee benefit plans in the calendar year in which the effective time of the Merger occurs for purposes of satisfying any applicable deductible or out-of pocket requirements (and any annual and lifetime maximums);

•	with respect to the employee benefit plans maintained or contributed to by TRI Pointe and its subsidiaries, each WRECO Employee’s prior service with Weyerhaeuser, its subsidiaries and any predecessor employer will be recognized for all purposes to the same extent such service was recognized by Weyerhaeuser and its subsidiaries, other than for purposes of benefit accrual with respect to defined benefit pension plans; and

•	from and after the Distribution, Weyerhaeuser and its subsidiaries will retain all assets and liabilities under the Weyerhaeuser pension plan, the Weyerhaeuser deferred compensation plan and the Weyerhaeuser salaried employees retirement plan, and Weyerhaeuser will make payments to WRECO employees with vested rights thereunder in accordance with the terms of the applicable plan and applicable law.

Governance

Under the Transaction Agreement, TRI Pointe, Merger Sub, Weyerhaeuser and WRECO have agreed, subject to certain exceptions, on the following governance matters:

•	on the Closing Date, Douglas F. Bauer will serve as Chief Executive Officer of TRI Pointe and either (or both of) Thomas J. Mitchell will serve as President, Chief Operating Officer and Secretary of TRI Pointe or Michael D. Grubbs will serve as Chief Financial Officer and Treasurer of TRI Pointe;

•	on the Closing Date, the board of directors of TRI Pointe will be composed of nine directors, the majority of whom will be independent directors in accordance with NYSE listing requirements. TRI Pointe will select the following five directors: (i) Barry Sternlicht, (ii) Douglas F. Bauer, (iii) Steven J. Gilbert, (iv) Thomas B. Rogers and (v) Chris Graham. Weyerhaeuser will select the remaining four directors; and

•	the investor rights agreement of TRI Pointe has been amended, effective as of the Closing Date, to provide that, following the consummation of the Merger, the Starwood Fund will have the right to designate one member of the TRI Pointe board of directors for as long as the Starwood Fund owns at least 5% of the outstanding TRI Pointe common stock. In addition, following the consummation of the Merger, the investor rights agreement will automatically terminate upon the date on which the Starwood Fund owns less than 1% of the outstanding TRI Pointe common stock.

Each of TRI Pointe and Weyerhaeuser will have reasonable approval rights over the directors selected for appointment by the other party, taking into account applicable independence and other NYSE listing requirements.

Prior to the consummation of the Merger, TRI Pointe will confer with Weyerhaeuser regarding TRI Pointe’s selection of individuals to serve as the executive officers and senior management personnel of TRI Pointe and its subsidiaries immediately after the consummation of the Merger.

Post-Closing Covenants

Non-Solicitation of Employees

Weyerhaeuser has agreed that for a period of two years following the effective time of the Merger, it and its subsidiaries will not, without the prior written consent of TRI Pointe, hire or attempt to hire any employees of

WRECO or its subsidiaries or induce any such employees to terminate their employment with TRI Pointe. TRI Pointe has also agreed that for such period, it and its subsidiaries will not, without the prior written consent of Weyerhaeuser, hire or attempt to hire any employees of Weyerhaeuser or its subsidiaries or induce any such employees to terminate their employment with Weyerhaeuser. However, this prohibition does not apply to the placement of general advertisements or employment searches that are not specifically targeting employees of the other party.

No Use of Retained Names

WRECO has agreed to, within certain specified times after the effective time of the Merger, discontinue the use of certain marks (and names derived from, similar or including such marks) to be retained by or transferred to Weyerhaeuser, including the names “Weyerhaeuser” and “WRECO”.

Indemnification of Directors and Officers

The Transaction Agreement provides that for a period of at least six years after the effectiveness of the Merger, TRI Pointe will indemnify and hold harmless, provide advancement of expenses to, and maintain policies of directors’ and officers’ liability insurance for, all past and present directors or officers of WRECO and its subsidiaries, and each individual who prior to the effectiveness of the Merger becomes a director or officer of WRECO and its subsidiaries, to the maximum extent allowed under applicable law in respect of acts or omissions that occurred at or prior to the effectiveness of the Merger, including in connection with any of the Transactions.

Other Covenants and Agreements

The Transaction Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Transaction Agreement) relating to, among other things:

•	cooperation among the parties relating to the prompt preparation and filing of certain required filings with the SEC;

•	confidentiality and access by each party to certain information about their respective businesses;

•	the transfer to WRECO of records relating to the Real Estate Business;

•	rights under Weyerhaeuser insurance policies;

•	cooperation and assistance among the parties with respect to actions necessary or advisable to consummate in the most expeditious manner practicable, the transactions contemplated by the Transaction Agreement;

•	cooperation with respect to any public announcements regarding the transactions contemplated by the Transaction Agreement;

•	cooperation regarding the New Debt;

•	the replacement by TRI Pointe of certain Weyerhaeuser guarantees; and

•	negotiation of a transition services agreement in the event that TRI Pointe determines that certain temporary transition services are needed in order to effect an orderly transition of the Real Estate Business after the Closing Date.

Conditions to the Consummation of the Transactions

The obligations of Weyerhaeuser and WRECO to consummate the Transactions and the obligations of TRI Pointe and Merger Sub to consummate the Merger are subject to the satisfaction (or, to the extent permitted by law, waiver), on or prior to the Closing Date, of the following conditions:

•	the approval by TRI Pointe stockholders of the issuance of TRI Pointe common stock in the Merger;

•	the termination or expiration of the waiting period (and any extension thereof) under the HSR Act, and the receipt of any other necessary antitrust approvals;

•	the absence of any judgment or law issued or enacted by any governmental authority of competent jurisdiction that is in effect and enjoins or makes illegal the consummation of the Transactions;

•	the effectiveness under the Securities Act and the Exchange Act, as applicable, of certain required filings with the SEC, and the absence of any stop order or proceedings seeking a stop order;

•	the receipt of the Covington & Burling Tax Opinion and the Gibson Dunn Tax Opinion by Weyerhaeuser and TRI Pointe, respectively;

•	the approval for quotation on the NYSE of the shares of TRI Pointe common stock to be issued in connection with the Merger and upon the exercise of TRI Pointe equity awards from time to time, subject to official notice of issuance; and

•	the execution of the definitive agreements in respect of the New Debt and the receipt by WRECO of the net proceeds thereof.

At any time following the satisfaction (or, to the extent permitted by law, waiver) of the conditions set forth above (other than conditions that by their nature are to be satisfied as of the Closing Date), Weyerhaeuser will have the right to deliver to TRI Pointe and Merger Sub a written notice pursuant to which each of Weyerhaeuser and WRECO (i) confirms that certain conditions to its obligations to effect the Transactions has been satisfied (or, to the extent permitted by law, waived), (ii) confirms that, to the knowledge of Weyerhaeuser, as of such date, certain other specified conditions to its obligations to effect the Transactions would be satisfied if the Closing Date occurred on such date, (iii) irrevocably waives certain conditions to its obligations to effect the Transactions and (iv) requests that each of TRI Pointe and Merger Sub (A) confirms that certain conditions to its obligations to effect the Merger has been satisfied (or, to the extent permitted by law, waived), (B) confirms that, to the knowledge of TRI Pointe, as of such date, certain other specified conditions to its obligations to effect the Merger would be satisfied if the Closing Date occurred on such date and (C) irrevocably waives certain conditions to its obligations to effect the Merger. Weyerhaeuser will be entitled to delay the consummation of the Transactions until such time as TRI Pointe has delivered its closing confirmation to Weyerhaeuser and WRECO.

In addition, the obligations of Weyerhaeuser and WRECO to consummate the Transactions are further subject to the satisfaction (or, to the extent permitted by law, waiver), on or prior to the Closing Date, of the following conditions:

•	the representations and warranties of TRI Pointe and Merger Sub regarding organization, standing and power of TRI Pointe and Merger Sub, capital structure of TRI Pointe, ownership of Merger Sub and authority, execution and delivery and enforceability shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date);

•	all other representations and warranties of TRI Pointe and Merger Sub set forth in the Transaction Agreement shall be true and correct, disregarding all qualifications or limitations as to “materiality”, “material adverse effect” and words of similar import, as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), except for any failure to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on TRI Pointe;

•	each of TRI Pointe and Merger Sub shall have performed in all material respects all obligations required to be performed by it under the Transaction Agreement at or prior to the Closing Date;

•	the receipt by Weyerhaeuser of a certificate from TRI Pointe to the effect that each of the conditions specified in the preceding three bullet points have been satisfied;

•	the absence of any state of facts, change, effect, condition, development, event or occurrence since the date of the Transaction Agreement that, individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect on TRI Pointe and its subsidiaries;

•	the receipt by Weyerhaeuser of the Covington & Burling Tax Opinion; and

•	the execution and delivery by TRI Pointe and Merger Sub of each transaction document to which it is a party.

In addition, the obligations of TRI Pointe and Merger Sub to consummate the Merger are further subject to the satisfaction (or, to the extent permitted by law, waiver), on or prior to the Closing Date, of the following conditions:

•	the representations and warranties of Weyerhaeuser and WRECO regarding organization, standing and power of Weyerhaeuser and WRECO, capital structure of WRECO and authority, execution, delivery and enforceability shall be true and correct, as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date);

•	all other representations and warranties of Weyerhaeuser and WRECO set forth in the Transaction Agreement shall be true and correct, disregarding all qualifications or limitations as to “materiality”, “material adverse effect” and words of similar import, as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), except for any failure to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Real Estate Business;

•	each of Weyerhaeuser and WRECO shall have performed in all material respects all obligations required to be performed by it under the Transaction Agreement at or prior to the Closing Date;

•	the receipt by TRI Pointe of a certificate from Weyerhaeuser and WRECO to the effect that each of the conditions specified in the preceding three bullet points have been satisfied;

•	the absence of any state of facts, change, effect, condition, development, event or occurrence since the date of the Transaction Agreement that, individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect on the Real Estate Business;

•	the execution and delivery by Weyerhaeuser and WRECO of each transaction document to which it is a party; and

•	the receipt by TRI Pointe of the Gibson Dunn Tax Opinion.

In addition, the obligations of Weyerhaeuser, WRECO, TRI Pointe and Merger Sub to consummate the Merger are further subject to the satisfaction (or, to the extent permitted by law, waiver), on or prior to the Closing Date, of the following conditions:

•	the REB Transfers and the WRECO Spin shall have been consummated in accordance with and subject to the terms of the Transaction Agreement; and

•	the Distribution shall have been consummated in accordance with and subject to the terms of the Transaction Agreement.

If TRI Pointe waives the satisfaction of a material condition to the consummation of the Transactions after TRI Pointe Stockholder Approval, TRI Pointe will evaluate the appropriate facts and circumstances at that time and resolicit stockholder approval of the issuance of shares of TRI Pointe common stock in the Merger if required to do so by law or the rules of the NYSE.

Termination of the Transaction Agreement

The Transaction Agreement may be terminated at any time prior to the effective time of the Merger:

•	by mutual written consent of all parties to the Transaction Agreement;

•	by either Weyerhaeuser or TRI Pointe, if:

•	the Merger is not consummated on or before November 3, 2014, unless the failure to consummate the Merger is the result of a material breach of any transaction document by the party seeking to terminate the Transaction Agreement;

•	upon a vote at a duly convened meeting of TRI Pointe stockholders, the TRI Pointe stockholders do not approve the issuance of shares of TRI Pointe common stock in the Merger;

•	if any court of competent jurisdiction or other governmental authority issues a judgment that permanently restrains, enjoins or otherwise prohibits the consummation of the Transactions, and any such judgment is final and non-appealable; or

•	if any governmental entity enacts a law that prohibits or makes illegal the consummation of the Transactions;

•	by Weyerhaeuser, if:

•	TRI Pointe or Merger Sub breaches or fails to perform in any respect any of its representations, warranties or covenants contained in any transaction document, which breach or failure to perform (i) would give rise to the failure of a condition relating to the accuracy of TRI Pointe’s and Merger Sub’s representations and warranties or compliance by each of TRI Pointe and Merger Sub with its obligations under the Transaction Agreement and (ii) cannot be or has not been cured within 30 days after the giving of written notice to TRI Pointe of such breach, unless Weyerhaeuser or WRECO is then in material breach of any representation, warranty or covenant contained in any Transaction Document; or

•	if the TRI Pointe board of directors makes an adverse recommendation change; or

•	by TRI Pointe, if:

•	Weyerhaeuser or WRECO breaches or fails to perform in any respect any of its representations, warranties or covenants contained in any transaction document, which breach or failure to perform (i) would give rise to the failure of a condition relating to the accuracy of Weyerhaeuser’s and WRECO’s representations and warranties or compliance by each of Weyerhaeuser and WRECO with its obligations under the Transaction Agreement and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Weyerhaeuser of such breach, unless TRI Pointe or Merger Sub is then in material breach of any representation, warranty or covenant contained in any Transaction Document.

In the event of termination of the Transaction Agreement, it shall become void and have no effect, except that certain specified provisions will survive such termination, including provisions related to fees and expenses. The parties will remain liable for damages resulting from the willful and material breach of the Transaction Agreement.

Fees and Expenses

Subject to certain exceptions, the Transaction Agreement provides that all fees and expenses incurred in connection with the Transactions will be paid by the party incurring such fees and expenses, except that if the Merger is consummated, TRI Pointe or WRECO will reimburse Weyerhaeuser for up to $15 million of all fees, commissions and reasonably documented expenses incurred by Weyerhaeuser in connection with the Transactions, other than fees or commissions of brokers, investment bankers or financial advisors. TRI Pointe and its subsidiaries may not incur fees and expenses in connection with the Transactions that exceed $15 million, subject to certain exceptions.

TRI Pointe is required to pay Weyerhaeuser a termination fee of $20 million (less any amounts reimbursed by TRI Pointe to Weyerhaeuser for out-of-pocket expenses actually incurred) if the Transaction Agreement is terminated under the following circumstances:

•	Weyerhaeuser terminates the Transaction Agreement because the TRI Pointe board of directors has effected an adverse recommendation change, in which case the termination fee must be paid within five business days after written notice of termination by Weyerhaeuser;

•	either TRI Pointe or Weyerhaeuser terminates the Transaction Agreement because TRI Pointe stockholders fail to approve the issuance of shares of TRI Pointe common stock in the Merger upon a stockholder vote at a duly convened stockholder meeting, and (i) a TRI Pointe acquisition proposal has been made that is either publicly disclosed or otherwise becomes publicly known prior to or at the time of such duly convened stockholder meeting and that is not withdrawn more than five days prior to such stockholder vote and (ii) TRI Pointe enters into an agreement with respect to any TRI Pointe acquisition proposal, or any TRI Pointe acquisition proposal is consummated prior to the expiration of 12 months following termination of the Transaction Agreement, in which case the termination fee must be paid at or prior to the earlier of the entering into of such agreement and the consummation of the TRI Pointe acquisition proposal; or

•	either TRI Pointe or Weyerhaeuser terminates the Transaction Agreement because the Merger is not consummated on or before November 3, 2014 (unless the failure to consummate the Merger is the result of a material breach of any Transaction Document by the party seeking to terminate the Transaction Agreement), in circumstances where TRI Pointe stockholders fail to approve the issuance of shares of TRI Pointe common stock in the Merger upon a stockholder vote at a duly convened stockholder meeting, and (i) a TRI Pointe acquisition proposal has been made prior to such stockholder meeting and not withdrawn more than five days prior to such stockholder vote and (ii) TRI Pointe enters into an agreement with respect to any TRI Pointe acquisition proposal, or any TRI Pointe acquisition proposal is consummated prior to the expiration of 12 months following termination of the Transaction Agreement, in which case the termination fee must be paid at or prior to the earlier of the entering into of such agreement and the consummation of the TRI Pointe acquisition proposal.

TRI Pointe will reimburse Weyerhaeuser for its out-of-pocket expenses actually incurred in connection with the Transaction Agreement and the transactions contemplated thereby (not to exceed $10 million) if the Transaction Agreement is terminated in the circumstances specified in the foregoing clauses or if the Transaction Agreement is terminated by either TRI Pointe or Weyerhaeuser because TRI Pointe stockholders fail to approve the issuance of shares of TRI Pointe common stock in the Merger upon a stockholder vote at a duly convened stockholder meeting or because the Merger is not consummated on or before November 3, 2014 (unless the failure to consummate the Merger is the result of a material breach of any transaction document by the party seeking to terminate the Transaction Agreement), in circumstances where TRI Pointe stockholders fail to approve the issuance of shares of TRI Pointe common stock in the Merger upon a stockholder vote at a duly convened stockholder meeting. In addition, if the Transaction Agreement is terminated prior to the effective time of the Merger, TRI Pointe is required to reimburse WRECO promptly for 50% of all costs or expenses payable by WRECO or its subsidiaries to the financing sources or their respective representatives pursuant to the commitment papers in respect of the New Debt.

Amendment

The Transaction Agreement may be amended at any time if set forth in an instrument in writing signed on behalf of each of the parties. However, following TRI Pointe Stockholder Approval or the consummation of the Distribution, there will be no amendments to the Transaction Agreement that by law requires further approval by the TRI Pointe stockholders or the WRECO shareholders, as applicable, without obtaining such approvals.

Governing Law; Specific Performance

The Transaction Agreement is governed by the laws of the State of Delaware, and provides that any disputes arising out of or relating to the Transaction Documents or the transactions contemplated thereby will be heard and determined in the Court of Chancery of the State of Delaware. The parties to the Transaction Agreement have agreed that irreparable damage would occur in the event that any provision of the Transaction Documents were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties have agreed that they are entitled to an injunction or injunctions to prevent breaches and to enforce specifically the terms and provisions of each Transaction Document.

DEBT FINANCING

Effective November 3, 2013, WRECO, DB Cayman and Citigroup entered into the Financing Letters with respect to financing in connection with the Transactions. The obligations of the lenders under the Commitment Letter are subject to customary conditions, including, subject to exceptions, the absence of any “material adverse effect” (as the term is described in “The Transaction Agreement—Representations and Warranties”) with respect to WRECO or TRI Pointe and the consummation of the Transactions. The Commitment Letter will terminate on August 4, 2014 unless the Transactions have been consummated on or prior to that date. WRECO has agreed to pay certain fees to DB Cayman and Citigroup (or their respective affiliates) in connection with the Commitment Letter and has agreed to indemnify them against certain liabilities. The following is a summary of certain material terms and provisions of the Financing Letters.

In connection with the Transactions, WRECO expects to engage in the following financing activities:

(i) the issuance and sale by WRECO of Debt Securities in aggregate principal amount of up to the full amount of the New Debt; and

(ii) to the extent that WRECO does not issue Debt Securities in aggregate principal amount of at least $800 million on or prior to the Closing Date, the incurrence of senior unsecured bridge loans in an aggregate principal amount equal to $800 million less the aggregate principal amount of Debt Securities issued, from one or more lenders under the Senior Unsecured Bridge Facility (as described in “—Bridge Facility”).

In connection with the Transactions, TRI Pointe expects to make:

(i) borrowings under the Revolving Credit Agreement, which currently provides for a maximum loan commitment of $175 million (subject to borrowing base requirements), as amended or otherwise modified to provide, for the avoidance of doubt, that the Transactions shall be permitted under such agreement, and as otherwise amended or modified in a manner that is not materially adverse to the interest of the lenders under the Senior Unsecured Bridge Facility; or

(ii) borrowings under a new revolving facility that is not materially less favorable to the interests of the lenders under the Senior Unsecured Bridge Facility than the existing Revolving Credit Agreement.

Subject to ongoing negotiations between TRI Pointe and certain lenders, the Revolving Credit Agreement may be amended, modified or replaced and borrowing availability thereunder or under a new revolving facility may exceed $175 million.

Debt Securities

Pursuant to the Transaction Agreement, each of Weyerhaeuser, TRI Pointe and Merger Sub is required to cooperate with WRECO in connection with incurring the New Debt, including using (and causing its subsidiaries to use) commercially reasonable efforts to satisfy all conditions precedent and covenants to be satisfied by WRECO in connection with the agreements governing the New Debt.

WRECO may issue and sell Debt Securities having an aggregate principal amount of up to the full amount of the New Debt. The Debt Securities would carry an interest rate and include other terms as required by market conditions at issuance.

TRI Pointe anticipates that the instruments governing the Debt Securities would contain customary events of default, covenants and other terms, including, among other things, covenants that restrict the ability of the issuer and its subsidiaries to pay dividends and make certain other restricted payments, incur indebtedness and issue preferred stock, create liens on assets, sell or otherwise dispose of assets, enter into transactions with affiliates and enter new lines of business. These covenants would be subject to certain customary baskets, exceptions and incurrence-based ratio tests.

Bridge Facility

The Financing Letters provide that DB Cayman and Citigroup would provide to WRECO a one-year senior unsecured bridge loan facility of up to $800 million, available in a single draw and payable at maturity (the “Senior Unsecured Bridge Facility”).

Loans under the Senior Unsecured Bridge Facility (“Senior Unsecured Bridge Loans”) would bear interest at an annual rate equal to three-month LIBOR (subject to a minimum “floor” of 1.00%), plus an initial margin, which margin would increase by 0.50% every three months after the Closing Date that Senior Unsecured Bridge Loans remain outstanding, subject to an interest rate cap (the “Total Bridge Loan Cap”).

The Senior Unsecured Bridge Loans would be required to be repaid in full upon the earlier of (i) the first anniversary of the initial funding date of the Senior Unsecured Bridge Loans (the “Bridge Loan Maturity Date”) and (ii) the closing date of any sale of Debt Securities or any other debt financing which refinance the Senior Unsecured Bridge Loans in full (collectively, “Permanent Financing”). However, if WRECO were to fail to raise Permanent Financing before the Bridge Loan Maturity Date, the Senior Unsecured Bridge Loans would be converted to a senior unsecured term loan facility as described in “—Term Loans”. At any time after the conversion, the Senior Unsecured Extended Term Loans could be exchanged at the option of the lenders thereunder in whole or in part for Senior Unsecured Exchange Notes, as described in “—Exchange Notes”.

Guarantors

Each material wholly owned subsidiary of WRECO would guarantee the amounts owing under the Senior Unsecured Bridge Facility, subject to exceptions, including to the extent that a guarantee would conflict with the terms of any land, project or other development loan facility.

Prepayment

The Senior Unsecured Bridge Loans could be prepaid, in whole or in part, at par plus accrued and unpaid interest, at WRECO’s option at any time. In addition, WRECO would be required to prepay the Senior Unsecured Bridge Loans at par plus accrued and unpaid interest, to the extent of:

(i) the net proceeds of certain debt or equity issuances; and

(ii) subject to customary exceptions and reinvestment rights, the net proceeds from asset sales outside the ordinary course of business by WRECO or any of WRECO’s subsidiaries.

Covenants

The definitive documentation with respect to the Senior Unsecured Bridge Facility is expected to contain customary representations and affirmative and negative covenants of WRECO, including restrictions (subject to exceptions, qualifications and baskets to be mutually agreed) on: liens; investments (including acquisitions and loans); debt (including guarantees of debt) and contingent obligations (with exceptions to include certain borrowings under a revolving credit facility); fundamental changes; sales, dispositions and other transfers (including sale-leasebacks); restricted payments; transactions with affiliates; negative pledge clauses; subsidiary distributions; changes in business; changes in fiscal year or quarter; amendments to charter documents; issuance of certain equity interests; and prepaying and amending subordinated debt.

Events of Default

The definitive documentation with respect to the Senior Unsecured Bridge Facility is expected to contain customary events of default, including payment defaults; covenant defaults; material inaccuracy of representations or warranties; cross-default and cross-acceleration to other indebtedness (subject to a threshold); bankruptcy or insolvency proceedings; judgments (subject to a threshold); ERISA events; and invalidity of the Senior Unsecured Bridge Facility or guarantees thereof.

Term Loans

On the Bridge Loan Maturity Date, the Senior Unsecured Bridge Loans would convert into senior unsecured extended term loans (“Senior Unsecured Extended Term Loans”) in an initial principal amount equal to 100% of the outstanding principal amount of the Senior Unsecured Bridge Loans. WRECO would be the borrower under the Senior Unsecured Extended Term Loans and each material wholly owned subsidiary of WRECO would guarantee the amounts owing under the Senior Unsecured Extended Term Loans, subject to exceptions, including to the extent that a guarantee would conflict with the terms of any land, project or other development loan facility.

The Senior Unsecured Extended Term Loans would mature seven years after the date of conversion from the Senior Unsecured Bridge Loans.

The covenants and events of default applicable to the Senior Unsecured Extended Term Loans would generally conform to those applicable to the Senior Unsecured Exchange Notes.

Exchange Notes

The Senior Unsecured Extended Term Loans could be exchanged at the option of the lenders thereunder, at any time or from time to time, in whole or in part, for senior unsecured exchange notes (the “Senior Unsecured Exchange Notes”) having a principal amount equal to 100% of the outstanding principal amount of the Senior Unsecured Extended Term Loans so exchanged. WRECO would be the issuer of the Senior Unsecured Exchange Notes and each material wholly owned subsidiary of WRECO would guarantee the amounts owing under the Senior Unsecured Bridge Loans, subject to exceptions, including to the extent that a guarantee would conflict with the terms of any land, project or other development loan facility.

The Senior Unsecured Exchange Notes would mature eight years after the initial funding date of the Senior Unsecured Bridge Loans.

The indenture governing the Senior Unsecured Exchange Notes would include covenants, events of default, and provisions with respect to change of control, defeasance and discharge and modification customary for an indenture governing publicly traded high yield debt securities.

Prior to the fourth anniversary of the initial funding date of the Senior Unsecured Bridge Loans, WRECO could call the Senior Unsecured Extended Exchange Notes at a make-whole price based on U.S. Treasury notes with a maturity closest to the fourth anniversary of the initial funding date of the Senior Unsecured Bridge Loans, plus 50 basis points. After the fourth anniversary of the initial funding date of the Senior Unsecured Bridge Loans, WRECO could call the Senior Unsecured Exchange Notes at par, plus accrued interest, plus a premium equal to one half of the interest rate on the Senior Unsecured Exchange Notes, which premium would decline ratably on each subsequent anniversary of the initial funding date of the Senior Unsecured Bridge Loans, reaching zero on the date that is two years prior to the maturity of the Senior Unsecured Exchange Notes. Further, prior to the third anniversary of the initial funding date of the Senior Unsecured Bridge Loans, WRECO could redeem up to 35% of the Senior Unsecured Exchange Notes with proceeds from certain equity offerings at a price equal to par plus the accrued and unpaid interest on the Senior Unsecured Exchange Notes.

Within 180 days after the issue date of the Senior Unsecured Exchange Notes, WRECO would be required to file a shelf registration statement with the SEC and to use its commercially reasonable efforts to cause the shelf registration statement to be declared effective within 90 days of such filing and to keep the shelf registration statement effective, with respect to resales of the Senior Unsecured Exchange Notes, for as long as it is required by the holders to resell the Senior Unsecured Exchange Notes. Upon failure to comply with the requirements of the registration rights agreement (a “Registration Default”), the Issuer would be required to pay liquidated damages to each holder of Senior Unsecured Exchange Notes with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to one-quarter of one percent (0.25%) per annum of the principal amount of Senior Unsecured Exchange Notes held by such holder. The amount of liquidated damages would increase by an additional one-quarter of one percent (0.25%) per annum of the principal amount of Senior Unsecured Exchange Notes held by such holder with respect to each subsequent 90-day period until all Registration Defaults had been cured, up to a maximum amount of liquidated damages for all Registration Defaults of 1.00% per annum.

Demand Securities

Pursuant to the Financing Letters, on up to three occasions, from the fifth business day prior to the Closing Date and ending on the first anniversary of the Closing Date, Citigroup, Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. or their affiliates, Deutsche Bank or DB Cayman could deliver a demand requiring WRECO to issue Debt Securities to provide proceeds at least equal to the aggregate commitments with respect to the Senior Unsecured Bridge Facility, or an amount sufficient to repay all or any portion of the amount outstanding under, the Senior Unsecured Bridge Facility or Senior Unsecured Extended Term Loans.

The interest rate of any such Debt Securities shall be determined in light of the then prevailing market conditions for comparable securities, subject to an interest rate cap.

Such Debt Securities are not required to be delivered prior to the Closing Date.

For a discussion of TRI Pointe’s liquidity and capital resources after the consummation of the Transactions, see “Information on TRI Pointe—TRI Pointe’s Liquidity and Capital Resources After the Transactions”.

OTHER AGREEMENTS

Tax Sharing Agreement

Ordinary Course Taxes

The Tax Sharing Agreement will govern, after the date of the Transaction Agreement, both Weyerhaeuser’s and TRI Pointe’s rights and obligations with respect to taxes for both pre- and post-signing periods. Under the Tax Sharing Agreement, Weyerhaeuser generally will be required to indemnify TRI Pointe for any taxes attributable to WRECO’s operations for any taxable periods ending on or before the date of the Transaction Agreement and TRI Pointe generally will be required to indemnify Weyerhaeuser for any taxes attributable to WRECO’s operations for any taxable periods ending after the date of the Transaction Agreement.

Distribution-Related Taxes

TRI Pointe will generally be required to indemnify Weyerhaeuser against any tax imposed on the Distribution if that tax results from any action taken or omission to act by TRI Pointe, its subsidiaries or certain affiliates of TRI Pointe. These actions or omissions include those involving (i) an issuance, redemption, recapitalization or repurchase of TRI Pointe or WRECO’s equity securities or the involvement of TRI Pointe, WRECO, any of their subsidiaries or certain affiliates of TRI Pointe and WRECO in acquisitions of TRI Pointe or WRECO’s equity securities, (ii) other actions or omissions (such as those described in the following paragraph) by TRI Pointe or its subsidiaries or certain of its affiliates or (iii) a breach of any undertakings by TRI Pointe referred to in the Tax Sharing Agreement. If tax, other than certain transfer taxes, is imposed on Weyerhaeuser with respect to the Distribution for reasons not related to any of the above actions by WRECO or TRI Pointe, Weyerhaeuser will be responsible for such taxes and will not be entitled to indemnification by TRI Pointe under the Tax Sharing Agreement.

In addition, to preserve the tax-free treatment to Weyerhaeuser of the Distribution, for a two-year period following the Closing Date, the following actions will be subject to restrictions:

•	redemption, recapitalization, repurchase or acquisition by TRI Pointe or WRECO of their capital stock;

•	issuance by TRI Pointe or WRECO of capital stock or instruments convertible or exchangeable into capital stock of TRI Pointe or WRECO;

•	merger or consolidation of TRI Pointe or WRECO with any other person;

•	liquidation or partial liquidation of TRI Pointe or WRECO;

•	discontinuance of the operations of the Real Estate Business;

•	sale or disposition of (other than in the ordinary course of business) more than 33 1/3 % of the assets (determined based on the gross fair market value of the assets immediately before the Closing Date) of WRECO and its subsidiaries in the aggregate; or

•	other actions, omissions to act or transactions that could jeopardize the tax-free status of the Distribution.

TRI Pointe will be permitted to take any of the actions described above in the event that TRI Pointe delivers to Weyerhaeuser an unqualified tax opinion reasonably acceptable to Weyerhaeuser and receives the prior written consent of Weyerhaeuser or if TRI Pointe delivers to Weyerhaeuser an IRS ruling, in either case to the effect that such proposed action will not affect the tax-free status of the Distribution, the Merger and certain related transactions as tax-free transactions. If TRI Pointe intends to take any such restricted action, Weyerhaeuser will be required to cooperate with TRI Pointe in obtaining the unqualified tax opinion or IRS ruling. Should the taking of such actions by TRI Pointe undermine the tax-free status of the Distribution and result in tax to Weyerhaeuser, TRI Pointe generally will be required to indemnify Weyerhaeuser for such taxes, without regard to whether Weyerhaeuser has given TRI Pointe prior consent.

Voting Agreements

In connection with the Transactions, Weyerhaeuser entered into the Voting Agreements with certain TRI Pointe stockholders with respect to an aggregate of 12,639,163 shares of TRI Pointe common stock, representing approximately 40% of the currently outstanding shares. The following is a summary of the material terms of the Voting Agreements. This summary is qualified in its entirety by the Voting Agreements, which are incorporated by reference herein.

The Voting Agreements provide, among other things, that the stockholders party thereto will:

•	vote in favor of TRI Pointe Stockholder Approval and any other actions necessary and desirable in connection with the Transactions;

•	vote against any action, agreement or proposal made in opposition to or in competition with the consummation of the Merger and the issuance of TRI Pointe common stock in the Merger;

•	vote against any action, agreement or proposal that would reasonably be expected to result in a breach of any covenant, representation or warranty of TRI Pointe or Merger Sub under the Transaction Agreement;

•	vote against any amendment of the TRI Pointe Charter or the TRI Pointe Bylaws or any other action, agreement or proposal that would materially impede or frustrate, or prevent or nullify, any provision of the Transaction Agreement or the Transactions or change in any manner the voting rights of any class of the capital stock of TRI Pointe;

•	not transfer the shares of TRI Pointe common stock that are subject to the applicable Voting Agreement;

•	use commercially reasonable efforts to assist TRI Pointe, Merger Sub, Weyerhaeuser and WRECO in doing all things necessary or advisable to cause the governance matters set forth on Exhibit D to the Transaction Agreement to occur on the Closing Date. See “The Transaction Agreement—Governance”;

•	consult with Weyerhaeuser regarding any press release or other public statement with respect to the Transactions; and

•	irrevocably grant to, and appoint, Weyerhaeuser, or a Weyerhaeuser designee, such stockholder’s proxy and attorney-in-fact to vote the shares, or grant a consent or approval in respect of the shares, of TRI Pointe common stock that are subject to the applicable Voting Agreement in a manner consistent with such Voting Agreement.

The stockholder parties are also subject to a non-solicitation covenant with respect to a TRI Pointe acquisition proposal substantially similar to the non-solicitation covenant applicable to TRI Pointe in the Transaction Agreement. See “The Transaction Agreement—Non-Solicitation by TRI Pointe”.

Each of the Voting Agreements will automatically terminate upon the earliest of:

•	the effective time of the Merger;

•	the termination of the Transaction Agreement;

•	any amendment or modification of the Transaction Agreement which would materially increase the number of shares of TRI Pointe common stock issuable in the Merger or the other consideration payable by TRI Pointe under the Transaction Agreement, unless the applicable stockholder has consented in writing to such amendment; and

•	the mutual written agreement of the applicable stockholder and Weyerhaeuser.

Indemnity Agreements

In connection with the Voting Agreements, TRI Pointe has entered into separate indemnity agreements with each stockholder party to the Voting Agreements pursuant to which TRI Pointe has agreed to (i) pay all out-of-pocket costs, and reasonable fees and expenses of counsel and other advisors, incurred by the applicable stockholder in connection with the negotiation, execution and performance of the applicable Voting Agreement, and (ii) indemnify and hold harmless the applicable stockholder from all losses arising out of or relating to the negotiation, execution and performance of the applicable Voting Agreement or the Transactions. This summary is qualified in its entirety by the indemnity agreements, which are included as exhibits to this document.

Lock-Up Agreement

Messrs. Bauer, Mitchell and Grubbs have entered into a lock-up agreement with the Starwood Fund with respect to 675,876 shares of restricted stock granted to Messrs. Bauer, Mitchel and Grubbs that will vest if the Starwood Fund owns less than 25% of the total TRI Pointe common stock outstanding. Pursuant to the lock-up agreement, Messrs. Bauer, Mitchell and Grubbs have each agreed, following the consummation of the Merger, not to sell these shares of TRI Pointe common stock without the prior written consent of the Starwood Fund, until the Starwood Fund (and any of its affiliates owning TRI Pointe common stock) owns less than 4.875% of the total TRI Pointe common stock outstanding after the consummation of the Merger.

DESCRIPTION OF TRI POINTE CAPITAL STOCK

The rights of TRI Pointe stockholders are governed by Delaware law and the TRI Pointe Charter and TRI Pointe Bylaws. The TRI Pointe Charter and the TRI Pointe Bylaws are included as exhibits to this document.

The following description of TRI Pointe capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the TRI Pointe Charter and TRI Pointe Bylaws.

Common Stock

The TRI Pointe Charter authorizes the issuance of up to 500 million shares of common stock, par value $0.01 per share. As of January 3, 2014, there were 31,597,907 shares of common stock issued and outstanding.

Shares of TRI Pointe common stock have the following rights, preferences and privileges:

•	Voting Rights. Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by the vote of the holders of stock having a majority of the votes that could be cast by the holders of all stock entitled to vote on such matters that are present in person or by proxy at the meeting, except that directors are elected by a plurality of the votes cast in the election of directors. TRI Pointe does not have a classified board of directors.

•	Dividends. Subject to the rights of the holders of any preferred stock which may be outstanding from time to time, the holders of common stock are entitled to receive dividends as, when and if dividends are declared by the board of directors out of assets legally available for the payment of dividends. TRI Pointe currently intends to retain its future earnings, if any, to finance the development and expansion of its business and, therefore, does not intend to pay cash dividends on its common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of TRI Pointe’s board of directors and will depend on TRI Pointe’s financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as the TRI Pointe board of directors deems relevant.

•	Liquidation. In the event of a liquidation, dissolution or winding up of TRI Pointe’s affairs, whether voluntary or involuntary, after payment of liabilities and obligations to creditors and any holders of preferred stock, TRI Pointe’s remaining assets will be distributed ratably among TRI Pointe stockholders on a per share basis.

•	Rights and Preferences. TRI Pointe common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of TRI Pointe stockholders are subject to, and may be materially and adversely affected by, the rights of the holders of shares of any series of preferred stock that TRI Pointe may designate and issue in the future.

•	Merger. In the event TRI Pointe merges or consolidates with or into another entity, holders of each share of TRI Pointe common stock will be entitled to receive the same per share consideration.

TRI Pointe has adopted and maintains the 2013 Long-Term Incentive Plan which provides for the grant of equity-based awards, including options to purchase shares of common stock, stock appreciation rights, common stock, restricted stock, restricted stock units and performance awards to eligible participants, which includes TRI Pointe’s officers, directors, employees and consultants, and persons expected to become TRI Pointe’s officers, directors, employees or consultants. As of January 3, 2014, TRI Pointe had outstanding awards to acquire approximately 431,417 shares of its common stock under this plan, and had reserved approximately 2,096,416 additional shares of TRI Pointe common stock for future issuances under this plan. To account for the dilutive effect of the Transactions on the TRI Pointe common stock, TRI Pointe will propose an amendment to the 2013

Long-Term Incentive Plan for approval by the TRI Pointe stockholders at their annual meeting, pursuant to which the number of shares of TRI Pointe common stock available for further issuances under this plan would be increased to                 .

Preferred Stock

The TRI Pointe Charter provides that the board of directors has the authority, without action by its stockholders, to designate and issue up to 50 million shares of preferred stock in one or more classes or series and to fix for each class or series the powers, rights, preferences and privileges of each series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of TRI Pointe stockholders. There are currently no shares of preferred stock outstanding. Any issuance of shares of preferred stock could adversely affect the voting power of TRI Pointe stockholders, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in control. TRI Pointe has no present plans to issue any shares of preferred stock and is prohibited from doing so under the terms of the Transaction Agreement unless Weyerhaeuser consents to such issuance.

Certain Anti-Takeover Effects of Provisions of the TRI Pointe Charter and the TRI Pointe Bylaws

The TRI Pointe Charter and the TRI Pointe Bylaws and Delaware law contain provisions that may delay or prevent a transaction or a change in control of TRI Pointe that might involve a premium paid for shares of TRI Pointe common stock or otherwise be in the best interests of TRI Pointe stockholders, which could materially and adversely affect the market price of TRI Pointe common stock. Certain of these provisions are described below.

Selected provisions of the TRI Pointe Charter and the TRI Pointe Bylaws

The TRI Pointe Charter and the TRI Pointe Bylaws contain anti-takeover provisions that:

•	authorize the board of directors, without further action by its stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series and establish the rights and other terms of that series;

•	require that actions to be taken by TRI Pointe stockholders may be taken only at an annual or special meeting of TRI Pointe stockholders and not by written consent;

•	specify that special meetings of TRI Pointe stockholders can be called only by the board of directors, the chairman of the board or the chief executive officer;

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to the board of directors and other proposals to be brought before a stockholders meeting;

•	provide that the TRI Pointe Bylaws may be amended by the board of directors without stockholder approval;

•	allow the directors to establish the size of the board of directors by action of the board, subject to a minimum of three members;

•	provide that vacancies on the board of directors or newly created directorships resulting from an increase in the number of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	do not give TRI Pointe stockholders cumulative voting rights with respect to the election of directors; and

•	prohibit TRI Pointe from engaging in certain business combinations with any “interested stockholder” unless specified conditions are satisfied as described in “—Selected provisions of Delaware law”.

Selected provisions of Delaware law

TRI Pointe has opted out of Section 203 of the DGCL, which regulates corporate takeovers. However, the TRI Pointe Charter contains provisions that are similar to Section 203 of the DGCL. Specifically, the TRI Pointe Charter provides that TRI Pointe may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the person became an interested stockholder, unless:

•	prior to the time that person became an interested stockholder, the TRI Pointe board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to the time the person became an interested stockholder, the business combination is approved by the TRI Pointe board of directors and by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, consolidation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of TRI Pointe voting stock. However, in the case of TRI Pointe, the Starwood Fund and any of its affiliates and subsidiaries and any of their permitted transferees receiving 15% or more of TRI Pointe voting stock will not be deemed to be interested stockholders regardless of the percentage of TRI Pointe voting stock owned by them. This provision could prohibit or delay mergers or other takeover or change in control attempts with respect to TRI Pointe and, accordingly, may discourage attempts to acquire TRI Pointe. The Merger does not constitute a “business combination” with an “interested stockholder” and accordingly it is not prevented by these provisions of the TRI Pointe Charter.

Corporate Opportunity

The TRI Pointe Charter provides that TRI Pointe renounces any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be from time to time presented to the Starwood Fund or any of its affiliates and subsidiaries (other than TRI Pointe and its subsidiaries), officers, directors, agents, stockholders, members, partners or employees and that may be a business opportunity for the Starwood Fund or any of its affiliates and subsidiaries, even if the opportunity is one that TRI Pointe might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to TRI Pointe for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to TRI Pointe unless, in the case of any such person who is a TRI Pointe director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as a TRI Pointe director or officer. Neither the Starwood Fund nor any of its affiliates or subsidiaries has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as TRI Pointe or any of its subsidiaries.

These provisions will continue to apply until no person who is a TRI Pointe director or officer is also a director, officer, member, partner or employee of the Starwood Fund or any of its affiliates or subsidiaries (other than TRI Pointe and its subsidiaries).

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. The TRI

Pointe Charter and the TRI Pointe Bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, or for serving at TRI Pointe’s request as a director or officer or another position at another corporation or enterprise, as the case may be.

The TRI Pointe Charter and the TRI Pointe Bylaws also provide that TRI Pointe must indemnify and advance reasonable expenses to TRI Pointe’s directors and officers, subject to TRI Pointe’s receipt of an undertaking from the indemnified party as may be required under the DGCL. TRI Pointe is also expressly authorized to carry directors’ and officers’ insurance to protect TRI Pointe, TRI Pointe’s directors, officers and certain employees for some liabilities. The limitation of liability and indemnification provisions in the TRI Pointe Charter may discourage stockholders from bringing a lawsuit against TRI Pointe’s directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against TRI Pointe’s directors and officers, even though such an action, if successful, might otherwise benefit TRI Pointe and its stockholders. However, these provisions do not limit or eliminate TRI Pointe’s rights, or those of any stockholder, to seek nonmonetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws.

TRI Pointe maintains standard policies of insurance that provide coverage (i) to directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to TRI Pointe with respect to indemnification payments that TRI Pointe may make to such directors and officers.

TRI Pointe has entered into an indemnification agreement with each of TRI Pointe’s officers and directors. These agreements require TRI Pointe to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to TRI Pointe, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is currently no pending material litigation or proceeding against any of TRI Pointe’s directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares

TRI Pointe’s authorized but unissued shares of common stock will be available for future issuance without the approval of TRI Pointe stockholders. TRI Pointe may use additional shares for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of TRI Pointe by means of a proxy contest, tender offer, merger or otherwise.

Registration Rights Agreement

On January 30, 2013, TRI Pointe entered into a registration rights agreement with the former members of TPH LLC, including the Starwood Fund, the members of TRI Pointe’s management team and a third-party investor, with respect to the shares of TRI Pointe common stock that they received as part of TRI Pointe’s formation transactions. The shares are referred to collectively as the “registrable shares.” Pursuant to the registration rights agreement, TRI Pointe granted the former members of TPH LLC and their direct and indirect transferees shelf registration rights to require TRI Pointe to file a shelf registration statement for the registrable shares and to maintain the effectiveness of such registration statement so as to allow sales thereunder from time to time, demand registration rights to have the registrable shares registered for resale, and, in certain circumstances, the right to make “piggy-back” sales of the registrable shares under registration statements TRI Pointe might file in connection with future public offerings.

Notwithstanding the foregoing, the registration rights are subject to cutback provisions, and TRI Pointe is permitted to suspend the use, from time to time, of the prospectus that is part of the shelf registration statement (and therefore suspend sales under the shelf registration statement) for certain periods, referred to as “blackout periods”.

Investor Rights Agreement

On January 30, 2013, TRI Pointe entered into an investor rights agreement with the Starwood Fund. Under the investor rights agreement, the Starwood Fund has the right to designate two members of the TRI Pointe board of directors for as long as the Starwood Fund owns 25% or more of the outstanding TRI Pointe common stock (excluding shares of common stock that are subject to issuance upon the exercise or exchange of rights of conversion or any options, warrants or other rights to acquire shares) and one member of the TRI Pointe board of directors for as long as it owns at least 10% of such outstanding TRI Pointe common stock. In addition, the members of TRI Pointe’s management team agreed to vote all shares of TRI Pointe common stock that they own in favor of the Starwood Fund nominees in any election of directors for as long as the Starwood Fund owns at least 10% of such outstanding TRI Pointe common stock. On November 3, 2013, the investor rights agreement was amended, effective as of the Closing Date, to provide that, following the consummation of the Merger, the Starwood Fund will have the right to designate one member of the TRI Pointe board of directors for as long as the Starwood Fund owns at least 5% of the outstanding TRI Pointe common stock. In addition, following the consummation of the Merger, the investor rights agreement will automatically terminate upon the date on which the Starwood Fund owns less than 1% of the outstanding TRI Pointe common stock.

Listing

TRI Pointe common stock trades on the NYSE under the trading symbol “TPH”.

Transfer Agent

The transfer agent and registrar for the TRI Pointe common stock is American Stock Transfer & Trust Company, LLC.

OWNERSHIP OF TRI POINTE COMMON STOCK

The following table sets forth the beneficial ownership of TRI Pointe common stock as of January 3, 2014 by (i) each of TRI Pointe’s directors, (ii) each of TRI Pointe’s executive officers, (iii) all of TRI Pointe’s directors and executive officers as a group, and (iv) each person known by TRI Pointe to be the beneficial owner of 5% or more of outstanding TRI Pointe common stock.

To TRI Pointe’s knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. Except as noted below, the address for all beneficial owners in the table below is 19520 Jamboree Road, Suite 200, Irvine, California 92612.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage
Directors and Executive Officers:
Mr. Barry S. Sternlicht(6)	11,985,905	37.9%
Mr. Douglas F. Bauer(1)	834,249	2.6%
Mr. Thomas J. Mitchell(2)	834,249	2.6%
Mr. Michael D. Grubbs(3)	676,674	2.1%
Mr. Jeffrey D. Frankel(8)	1,666	*
Mr. Matthew P. Osborn(8)	1,666	*
Mr. J. Marc Perrin(9)	—	*
Mr. Richard D. Bronson(4)	5,784	*
Mr. Wade H. Cable(4)	35,784	*
Mr. Steven J. Gilbert(5)	10,784	*
Mr. Thomas B. Rogers(4)	11,784	*
All directors, director nominees and executive officers as a group (11 persons)	14,398,545	45.6%
5% or more Stockholder:
VIII/TPC Holdings, L.L.C.(6)(7)	11,985,905	37.9%

*	Represents less than 1% of the number of shares of TRI Pointe common stock outstanding.
(1)	Includes (i) 796,032 shares of TRI Pointe common stock received by Mr. Bauer, in his capacity as a common member and Incentive Unit Holder in TPH LLC, as part of TRI Pointe’s formation transactions, (ii) 6,862 restricted stock units granted to Mr. Bauer pursuant to the 2013 Long-Term Incentive Plan that will vest on January 30, 2014, and (iii) options to purchase 31,355 shares of TRI Pointe common stock granted to Mr. Bauer pursuant to the 2013 Long-Term Incentive Plan (with a strike price equal to $17.00 per share) that will vest on January 30, 2014. Excludes (i) 225,292 shares of restricted stock received by Mr. Bauer, in his capacity as an Incentive Unit Holder of TPH LLC, as part of TRI Pointe’s formation transactions, which shares of restricted stock will vest on the earlier of (A) the Starwood Fund or its affiliates selling 75% or more of their shares of TRI Pointe common stock to non-affiliates, (B) the Starwood Fund or its affiliates owning less than 25% of the total TRI Pointe common stock outstanding, (C) TRI Pointe’s dissolution and (D) (x) subject to certain vesting limitations provided in the employment agreements of TRI Pointe’s executive officers, the sale by the Starwood Fund or its affiliates of 25% or more of their shares of TRI Pointe common stock to non-affiliates or (y) the disposition of substantially all of TRI Pointe’s assets to non-affiliates; provided, that Mr. Bauer has entered into a lock-up agreement with the Starwood Fund with respect to these shares of restricted stock that will modify certain of these vesting requirements upon consummation of the Merger (see “Other Agreements—Lock-Up Agreement”),

(ii) 126,726 shares of restricted stock received by Mr. Bauer, in his capacity as an Incentive Unit Holder in TPH LLC, as part of TRI Pointe’s formation transactions, which shares of restricted stock will vest in equal quarterly installments through September 24, 2014, (iii) 13,726 restricted stock units granted to Mr. Bauer pursuant to the 2013 Long-Term Incentive Plan, and (iv) options to purchase 62,712 shares of TRI Pointe common stock granted to Mr. Bauer pursuant to the 2013 Long-Term Incentive Plan (with a strike price equal to $17.00 per share).
(2)	Includes (i) 796,032 shares of TRI Pointe common stock received by Mr. Mitchell, in his capacity as a common member and Incentive Unit Holder in TPH LLC, as part of TRI Pointe’s formation transactions, (ii) 6,862 restricted stock units granted to Mr. Mitchell pursuant to the 2013 Long-Term Incentive Plan that will vest on January 30, 2014, and (iii) options to purchase 31,355 shares of TRI Pointe common stock granted to Mr. Mitchell pursuant to the 2013 Long-Term Incentive Plan (with a strike price equal to $17.00 per share) that will vest on January 30, 2014. Excludes (i) 225,292 shares of restricted stock received by Mr. Mitchell, in his capacity as an Incentive Unit Holder of TPH LLC, as part of TRI Pointe’s formation transactions, which shares of restricted stock will vest on the earlier of (A) the Starwood Fund or its affiliates selling 75% or more of their shares of TRI Pointe common stock to non-affiliates, (B) the Starwood Fund or its affiliates owning less than 25% of the total TRI Pointe common stock outstanding, (C) TRI Pointe’s dissolution and (D) (x) subject to certain vesting limitations provided in the employment agreements of TRI Pointe’s executive officers, the sale by the Starwood Fund or its affiliates of 25% or more of their shares of TRI Pointe common stock to non-affiliates or (y) the disposition of substantially all of TRI Pointe’s assets to non-affiliates; provided, that Mr. Mitchell has entered into a lock-up agreement with the Starwood Fund with respect to these shares of restricted stock that will modify certain of these vesting requirements upon consummation of the Merger (see “Other Agreements—Lock-Up Agreement”), (ii) 126,726 shares of restricted stock received by Mr. Mitchell, in his capacity as an Incentive Unit Holder in TPH LLC, as part of TRI Pointe’s formation transactions, which shares of restricted stock will vest in equal quarterly installments through September 24, 2014, (iii) 13,726 restricted stock units granted to Mr. Mitchell upon the completion of the initial public offering of TRI Pointe common stock pursuant to the 2013 Long-Term Incentive Plan, and (iv) options to purchase 62,712 shares of TRI Pointe common stock granted to Mr. Mitchell pursuant to the 2013 Long-Term Incentive Plan (with a strike price equal to $17.00 per share).
(3)	Includes (i) 638,457 shares of TRI Pointe common stock received by Mr. Grubbs, in his capacity as a common member and Incentive Unit Holder in TPH LLC, as part of TRI Pointe’s formation transactions, (ii) 6,862 restricted stock units granted to Mr. Grubbs pursuant to the 2013 Long-Term Incentive Plan that will vest on January 30, 2014, and (iii) options to purchase 31,355 shares of TRI Pointe common stock granted to Mr. Grubbs pursuant to the 2013 Long-Term Incentive Plan (with a strike price equal to $17.00 per share) that will vest on January 30, 2014. Excludes (i) 225,292 shares of restricted stock received by Mr. Grubbs, in his capacity as an Incentive Unit Holder of TPH LLC, as part of TRI Pointe’s formation transactions, which shares of restricted stock will vest on the earlier of (A) the Starwood Fund or its affiliates selling 75% or more of their shares of TRI Pointe common stock to non-affiliates, (B) the Starwood Fund or its affiliates owning less than 25% of the total TRI Pointe common stock outstanding, (C) TRI Pointe’s dissolution and (D) (x) subject to certain vesting limitations provided in the employment agreements of TRI Pointe’s executive officers, the sale by the Starwood Fund or its affiliates of 25% or more of their shares of TRI Pointe common stock to non-affiliates or (y) the disposition of substantially all of TRI Pointe’s assets to non-affiliates; provided, that Mr. Grubbs has entered into a lock-up agreement with the Starwood Fund with respect to these shares of restricted stock that will modify certain of these vesting requirements upon consummation of the Merger (see “Other Agreements—Lock-Up Agreement”), (ii) 126,726 shares of restricted stock received by Mr. Grubbs, in his capacity as an Incentive Unit Holder in TPH LLC, as part of TRI Pointe’s formation transactions, which shares of restricted stock will vest in equal quarterly installments through September 24, 2014, (iii) 13,726 restricted stock units granted to Mr. Grubbs pursuant to the 2013 Long-Term Incentive Plan, and (iv) options to purchase 62,712 shares of TRI Pointe common stock granted to Mr. Grubbs pursuant to the 2013 Long-Term Incentive Plan (with a strike price equal to $17.00 per share).
(4)	Excludes 3,073 restricted stock units granted to the director pursuant to the 2013 Long-Term Incentive Plan.

(5)	Excludes (i) options to purchase 3,699 shares of TRI Pointe common stock granted to the director pursuant to the 2013 Long-Term Incentive Plan (with a strike price equal to $19.95 per share) and (ii) 3,084 restricted stock units granted to the director pursuant to the 2013 Long-Term Incentive Plan.
(6)	The Starwood Fund is managed by an owned affiliate of Starwood Capital Group. Barry Sternlicht is the controlling partner of Starwood Capital Group, and may be deemed to share voting power and investment control over the shares of TRI Pointe common stock held by the Starwood Fund. Mr. Sternlicht disclaims beneficial ownership of the shares of TRI Pointe common stock held by the Starwood Fund except to the extent of any pecuniary interest therein.
(7)	TRI Pointe has been advised that the Starwood Fund is an affiliate of a broker-dealer. TRI Pointe has also been advised that the Starwood Fund acquired its investment in TRI Pointe in the ordinary course of business, not for resale, and that it did not have, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the common stock.
(8)	Excludes 3,334 restricted stock units granted to the executive officer pursuant to the 2013 Long-Term Incentive Plan.
(9)	Excludes 1,164 restricted stock units granted to the director pursuant to the 2013 Long-Term Incentive Plan.

COMPARISON OF RIGHTS OF WEYERHAEUSER SHAREHOLDERS AND TRI POINTE STOCKHOLDERS

TRI Pointe is a Delaware corporation subject to the provisions of the Delaware General Corporation Law (“Delaware law”). Weyerhaeuser is a Washington corporation subject to the provisions of the Washington Business Corporation Act (“Washington law”). Weyerhaeuser shareholders, whose rights are currently governed by Weyerhaeuser’s Articles of Incorporation, as amended (the “Weyerhaeuser articles of incorporation”), Weyerhaeuser’s bylaws (the “Weyerhaeuser bylaws”) and Washington law, will, with respect to the shares validly tendered and exchanged in this Exchange Offer, become stockholders of TRI Pointe and their rights will be governed by the TRI Pointe Charter, the TRI Pointe Bylaws and Delaware law.

The following description summarizes the material differences between the rights associated with TRI Pointe common stock and Weyerhaeuser common shares that may affect the Weyerhaeuser shareholders whose shares are accepted for exchange in this Exchange Offer and who will obtain shares of TRI Pointe common stock in the Merger, but does not purport to be a complete statement of all of those differences or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. The following description is qualified in its entirety by, and Weyerhaeuser shareholders should read carefully the relevant provisions of, Washington law, Delaware law, the TRI Pointe Charter, the TRI Pointe Bylaws, the Weyerhaeuser articles of incorporation and the Weyerhaeuser bylaws. The Weyerhaeuser articles of incorporation have been publicly filed with the SEC as an exhibit to Weyerhaeuser’s Quarterly Report on Form 10-Q filed on May 6, 2011 and Current Report on Form 8-K filed on June 20, 2013, and the Weyerhaeuser bylaws have been publicly filed with the SEC as an exhibit to Weyerhaeuser’s Quarterly Report on Form 10-Q filed on May 6, 2011. The TRI Pointe Charter and the TRI Pointe Bylaws are included as exhibits to this document. See “Description of TRI Pointe Capital Stock”.

Authorized Capital Stock

The following table sets forth the authorized capital stock of TRI Pointe and the estimated number of shares of capital stock of TRI Pointe that would have been outstanding if the Transactions had been consummated as of             ,             and the authorized and issued capital stock of Weyerhaeuser as of             ,             , without giving effect to this Exchange Offer.

Class of Security	Authorized	Outstanding
TRI Pointe:
Common stock, par value $0.01 per share	500,000,000
Weyerhaeuser:
Common shares, par value $1.25 per share	1,360,000,000
Preferred shares, par value $1.00 per share	7,000,000
Preference shares, par value $1.00 per share	40,000,000

The following table sets forth the material differences between the rights associated with TRI Pointe common stock and Weyerhaeuser common shares that may affect the Weyerhaeuser shareholders whose shares are accepted for exchange in this Exchange Offer and who will obtain shares of TRI Pointe common stock in the Merger.

STOCKHOLDER RIGHT	TRI POINTE	WEYERHAEUSER
Voting Rights	Each outstanding share of TRI Pointe common stock entitles its holder to one vote on all matters submitted to a vote of TRI Pointe stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes that could be cast by the holders of all stock entitled to vote on such question that are present in person or by proxy at the meeting, except that directors shall be elected by a plurality of the votes cast in the election of directors.	Each holder of Weyerhaeuser common shares is entitled to one vote per share with respect to all matters. There are no cumulative voting rights. Generally, all matters to be voted on by shareholders must be approved by a majority of the votes cast present in person or represented by proxy and entitled to vote. Directors are elected if the votes cast for such nominee’s election exceed the votes cast against, except that directors shall be elected by a plurality of the votes cast in any contested election.

Dividend Policy	TRI Pointe stockholders are entitled to receive dividends as, when and if dividends are declared by the TRI Pointe board of directors. TRI Pointe currently intends to retain its future earnings, if any, to finance the development and expansion of its business and, therefore, does not intend to pay cash dividends on its common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of TRI Pointe’s board of directors and will depend on TRI Pointe’s financial condition, results of operations, and capital requirements, restrictions contained in any financing instruments and such other factors as the TRI Pointe board of directors deems relevant.	As of the third quarter of 2012, Weyerhaeuser increased its quarterly dividend from $0.19 per share to $0.22 per share. At any time, subject to compliance with Washington law, Weyerhaeuser’s board of directors (the “Weyerhaeuser board”) can decrease or increase the dividend paid, or decide not to pay a dividend at all. See “Summary Historical and Pro Forma Financial Data” and “Historical Per Share Data, Market Price and Dividend Data”.

Number and Classification of Board of Directors

Subject to the rights and preferences of any series of outstanding preferred stock, the number of directors constituting the whole TRI Pointe board of directors may be not fewer than three and shall be fixed from time to time solely by resolution adopted by affirmative vote of a majority of such directors then in office and may not be fixed by any other person or persons, including stockholders.

The Weyerhaeuser articles of incorporation and bylaws set the number of directors on the Weyerhaeuser board at no fewer than nine, nor more than thirteen, directors. The exact number of directors will be fixed from time to time by a resolution adopted by a majority of the number of directors fixed by the most recent resolution of the Weyerhaeuser board (the “entire Weyerhaeuser board”). Notwithstanding the foregoing, in addition to any rights and preferences of any series of outstanding preferred stock, whenever

STOCKHOLDER RIGHT	TRI POINTE	WEYERHAEUSER

TRI Pointe’s board of directors is not divided into classes and all directors are elected at the annual meeting of stockholders.

dividends on any of Weyerhaeuser’s 6.375% Mandatory Convertible Preference Shares, Series A (the “Mandatory Convertible Preference Shares”), have not been paid in the aggregate amount equivalent to at least six or more dividend payments, the holders thereof shall be entitled to vote for the election of a total of two additional members (the “Preference Share Directors”) of the Weyerhaeuser board.

The current number of directors is ten. The Weyerhaeuser board is not divided into classes and all directors are elected at each annual meeting of shareholders.

Removal of Directors	Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.	The Weyerhaeuser articles of incorporation provide that directors may be removed from office with or without cause only by the affirmative vote of the holders of a majority of the voting capital stock. To the extent any Preference Share Directors exist, any Preference Share Director may be removed at any time without cause by the holders of record of a majority of the Mandatory Convertible Preference Shares and any other voting preference shares then voting with respect to such removal.

Vacancies on the Board of Directors	The TRI Pointe Charter provides that any vacancies on the TRI Pointe board of directors can be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if such a majority is less than a quorum of the TRI Pointe board of directors, or by a sole remaining director, and shall not be filled by any other person(s), including stockholders.

The Weyerhaeuser articles of incorporation provide that, with the exception of Preference Share Directors, in the event of a vacancy on the Weyerhaeuser board, a person may be appointed as a director to fill such vacancy by a vote of a majority of the remaining directors then in office.

To the extent that any Preference Share Directors exist, a person may be appointed to fill any Preference Share Director vacancy by written consent of the Preference Share Director remaining in office or, if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of the Mandatory Convertible Preference Shares and any other shares of Voting Preference Shares then outstanding (voting together as a single class).

STOCKHOLDER RIGHT	TRI POINTE	WEYERHAEUSER
Special Meetings	A special meeting of the TRI Pointe stockholders may be called at any time only by the chairman of the board of directors, the chief executive officer (or if there is no chief executive officer, the president) or the board of directors of TRI Pointe pursuant to a resolution adopted by a majority of the total number of directors then in office. Only such business may be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation’s notice of meeting.	The Weyerhaeuser articles of incorporation and bylaws provide that, except as otherwise required by law and subject to the rights of the holders of any class of shares having a preference over the common shares as to dividends or liquidation, special meetings of shareholders may be called only by a resolution adopted by a majority of the entire Weyerhaeuser board or by 25% of the outstanding voting stock of Weyerhaeuser entitled to vote on the matters to be brought before the proposed meeting. Special meetings are to be held at the time and place stated in the notice of the special meeting and solely for the purpose or purposes stated in such notice.

Stockholder Action by Written Consent	The TRI Pointe Charter provides that any action by TRI Pointe stockholders must be taken at an annual or special meeting of the stockholders, and may not be effected by any consent in writing of such stockholders.	Washington law provides that Weyerhaeuser shareholders may not take any action by written consent in lieu of a meeting.

Quorum of Stockholders	Except as otherwise provided by law, the presence in person or by proxy of the holders of TRI Pointe stock having a majority of the votes which could be cast by the holders of all outstanding stock entitled to vote at the meeting constitutes a quorum at each meeting of stockholders.	Washington law provides that a majority of the votes entitled to be cast on a matter by the voting group entitled to vote on a matter constitutes a quorum of that voting group for action on that matter.

Advance Notice Procedures for a Stockholder Proposal	A TRI Pointe stockholder of record entitled to vote at an annual meeting may request business to be brought before such meeting, and a stockholder entitled to vote in the election of directors may make a nomination of a person for election as a director, in each case, by providing written notice in proper form and with proper content as set forth in the TRI Pointe Bylaws to the secretary at the principal executive offices of TRI Pointe not less than 90 days nor more than 120 days prior to the first anniversary of the date on which TRI Pointe first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the immediately preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is	The Weyerhaeuser bylaws provide that a shareholder wishing to nominate a director or properly bring other business before an annual meeting must deliver written notice of such nomination or business to Weyerhaeuser’s secretary not less than 90 days nor more than 120 days prior to the meeting; provided, however, that in the event that less than 100 days’ notice or prior public disclosure of the meeting date is given or made to shareholders, such shareholder’s notice must be received not later than the close of business on the tenth day following the day on which the meeting date notice or disclosure was given or made, whichever occurs first. The notice must include, among other things, (i) a brief description of any business the shareholder desires to bring before the meeting and the reasons for conducting the

STOCKHOLDER RIGHT	TRI POINTE	WEYERHAEUSER
	called for a date that is not within 30 days from the first anniversary of the immediately preceding year’s annual meeting date, written notice by a stockholder in order to be timely must be received not earlier than the 120th day before the date of such annual meeting and not later than the later of the 90th day before the date of such annual meeting, as originally convened, or the close of business on the tenth day following the day on which the first public disclosure of the date of such annual meeting was made.	business at the annual meeting, (ii) the name and address of record of the shareholder proposing such business, (iii) the class or series and number of Weyerhaeuser shares that the shareholder owns and (iv) any material interest of the shareholder in such business.

Amendment of Certificate or Articles of Incorporation	In order to amend the TRI Pointe Charter, the DGCL requires that the board of directors adopt a resolution setting forth the amendment proposed and declaring its advisability. The amendment must be approved by a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class.	Under Washington law, a proposed amendment to a company’s articles of incorporation generally requires the company’s board of directors to recommend the amendment to its shareholders and requires approval by a majority of the votes entitled to be cast on the proposed amendment and of any other voting group entitled to vote separately on the proposed amendment. The Weyerhaeuser articles of incorporation, however, generally require the affirmative vote of a majority of the entire Weyerhaeuser board and the affirmative vote of the holders of at least a majority of the votes entitled to vote generally in the election of directors, voting together as a single class, to approve any alteration, amendment or repeal of, or adoption of the Weyerhaeuser articles of incorporation. Notwithstanding the foregoing, as long as any preferred shares or preference shares are outstanding, Weyerhaeuser may not take certain actions specified in the Weyerhaeuser articles of incorporation without the affirmative vote of at least two-thirds of the outstanding preferred shares and preference shares, as applicable.

Amendment of Bylaws	The TRI Pointe Bylaws may be altered or repealed, and new TRI Pointe Bylaws made, by the majority vote of the whole TRI Pointe board of directors; provided, however, that a by-law adopted by the holders of stock representing a majority of the votes which could be cast by the holders of all outstanding stock that	The Weyerhaeuser articles of incorporation and the Weyerhaeuser bylaws generally provide that the Weyerhaeuser bylaws may be adopted, altered, amended or repealed or new bylaws enacted (i) by the affirmative vote of a majority of the entire Weyerhaeuser board or (ii) by the affirmative vote of a

STOCKHOLDER RIGHT	TRI POINTE	WEYERHAEUSER
	prescribes the required vote for the election of directors may not be altered by the board of directors. The holders of stock representing a majority of the votes which could be cast by the holders of all outstanding stock may make additional Bylaws and may alter and repeal any Bylaws whether adopted by them or otherwise.	majority of the shares represented and entitled to vote at any regular meeting of the shareholders (or any special meeting duly called for that purpose). Notwithstanding the foregoing, Article III of the Weyerhaeuser bylaws, which contains provisions relating to the composition, election, and meetings of the Weyerhaeuser board, may be amended only by the affirmative vote of a majority of the shares represented and entitled to vote.

Ownership Limitations	The TRI Pointe Charter does not contain restrictions on the ownership and transfer of shares of its common stock.	The Weyerhaeuser articles of incorporation contain restrictions on the ownership and transfer of its common shares, preferred shares and preference shares intended to assist Weyerhaeuser in maintaining its status as a REIT for federal income tax purposes. The Weyerhaeuser articles of incorporation provide that, among other things and subject to certain exceptions, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, 9.9% or more, in aggregate number of shares or value, of the outstanding shares of any class or series of Weyerhaeuser capital stock, including its common shares and the Mandatory Convertible Preference Shares. The Weyerhaeuser articles of incorporation also include other restrictions on ownership and transfer. In the event any transfer of shares of stock or other event would result in a person (the “Intended Transferee”) beneficially or constructively owning shares in excess of the ownership limit that would result in Weyerhaeuser’s disqualification as a REIT, that number of shares that would cause a violation of the applicable limit, referred to as the “excess shares,” will be automatically transferred to a trust for the benefit of a charitable organization selected by the Weyerhaeuser board. If a transfer to a trust would not avoid a violation of the ownership limitation provisions for some reason, such transfer of the excess shares to the Intended Transferee will be null and void and of no force or effect.

STOCKHOLDER RIGHT	TRI POINTE	WEYERHAEUSER
Business Combination Statute

TRI Pointe has opted out of Section 203 of the DGCL, which regulates corporate takeovers. However, the TRI Pointe Charter contains provisions that are similar to Section 203 of the DGCL. Specifically, the TRI Pointe Charter provides that TRI Pointe may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the person became an interested stockholder, unless: (i) prior to the time that person became an interested stockholder the TRI Pointe board of directors approved either the business combination or the transaction that resulted in the person becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or (iii) at or subsequent to the time the person became an interested stockholder, the business combination is approved by the TRI Pointe board of directors and by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, consolidation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of TRI Pointe’s voting stock. However, the Starwood Fund and any of its affiliates and subsidiaries and any of their respective permitted transferees receiving 15% or more of TRI Pointe’s voting stock will not be deemed to be interested stockholders regardless of the percentage of the voting stock owned by them.

Washington law prohibits a “target corporation” from engaging in certain significant business transactions with an acquiring person that owns 10% or more of the voting securities of the target corporation for a period of five years after the acquisition of the 10% or more of such securities, or an affiliate or associate of an acquiring person, unless the transaction or the share acquisition is approved by a majority of the target corporation’s directors before the date of the transaction or share acquisition. The prohibited transactions include, among others, a merger, consolidation, share exchange, sale or other transaction with the acquiring person. After the five-year period in which significant business transactions are prohibited, the transaction may occur subject to certain criteria.

Corporations that qualify as target corporations include, among others, all publicly traded Washington corporations as well as certain foreign corporations that are required to have a certificate of authority to transact business in Washington.

STOCKHOLDER RIGHT	TRI POINTE	WEYERHAEUSER
Voting Rights for Significant Transactions	In addition to the provisions described above in “Business Combination Statute,” Delaware law requires the approval of a majority of the outstanding stock of the corporation entitled to vote thereon to adopt an agreement of merger, share exchange, sale of substantially all of the corporation’s assets, or other significant transaction.	In addition to the provisions described above in “Business Combination Statute,” Washington law requires the approval of two-thirds of the voting group comprising all of the votes entitled to be cast, and of each other voting group entitled to vote as a separate class, to adopt a plan of merger, share exchange, sale of substantially all of the entity’s assets, or other significant transaction.

Indemnification and Limitation of Liability of Directors and Officers

To the fullest extent permitted by the DGCL, the TRI Pointe Charter eliminates the liability of a director for monetary damages for breach of fiduciary duty as a director. The TRI Pointe Charter and Bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, or for serving at TRI Pointe’s request as a director or officer or another position at another corporation or enterprise, as the case may be.

The TRI Pointe Charter and Bylaws also provide that TRI Pointe must indemnify and advance reasonable expenses to TRI Pointe’s directors and officers, subject to TRI Pointe’s receipt of an undertaking from the indemnified party as may be required under the DGCL. TRI Pointe is also expressly authorized to carry directors’ and officers’ insurance to protect TRI Pointe, TRI Pointe’s directors, officers and certain employees for some liabilities. The provisions do not alter the liability of directors under the federal securities laws.

TRI Pointe maintains standard policies of insurance that provide coverage (i) to directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to TRI Pointe with respect to indemnification payments that TRI Pointe may make to such directors and officers.

TRI Pointe has entered into an indemnification agreement with each of

To the fullest extent permitted by Washington law, the Weyerhaeuser articles of incorporation eliminate the liability of a director for monetary damages for his or her conduct as a director, provided that the foregoing does not eliminate or limit liability (i) for acts or omissions that involve intentional misconduct or a knowing violation of law, (ii) for conduct violating provisions of Washington law regarding unlawful distributions, or (iii) for any transaction from which the director will personally receive a benefit in money, property or service to which he or she is not legally entitled. If the Washington Business Corporation Act is amended to authorize corporation action further eliminating or limiting the personal liability of directors, then the liability of a member of the Weyerhaeuser board shall be eliminated or limited to the fullest extent permitted by the Washington Business Corporation Act, as so amended.

The Weyerhaeuser bylaws provide that Weyerhaeuser shall indemnify any person who is or was a member of the Weyerhaeuser board or an officer of Weyerhaeuser or is or was serving at Weyerhaeuser’s request as a director or officer or another position at another corporation or enterprise, as the case may be, to the fullest extent permitted by the Washington Business Corporation Act. This right to indemnification also includes the right for such directors and officers to have Weyerhaeuser pay all expenses incurred in defending any applicable proceeding in advance of final disposition,

STOCKHOLDER RIGHT	TRI POINTE	WEYERHAEUSER

TRI Pointe’s officers and directors. These agreements require TRI Pointe to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to TRI Pointe, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

subject to Weyerhaeuser’s receipt of an undertaking from the indemnified party to repay all amounts advanced if it is ultimately determined that such indemnitee did not meet the applicable standard of conduct.

Weyerhaeuser is also expressly authorized to carry directors’ and officers’ insurance on behalf of its directors and officers, regardless of whether Weyerhaeuser would have the power to indemnify such person against such liability.

Certain Anti-Takeover Effects of Provisions of the TRI Pointe Charter, the TRI Pointe Bylaws and Delaware Law

Provisions of the TRI Pointe Charter and the TRI Pointe Bylaws could make the acquisition of TRI Pointe and the removal of incumbent directors more difficult. For a description of these provisions, see “Description of TRI Pointe Capital Stock—Certain Anti-Takeover Effects of Provisions of the TRI Pointe Charter and the TRI Pointe Bylaws”.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Weyerhaeuser, WRECO and TRI Pointe or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the Transactions, will enter into, ancillary agreements relating to the Transactions and various interim and on-going relationships between Weyerhaeuser, WRECO and TRI Pointe. See “Other Agreements”.

LEGAL MATTERS

The validity of the WRECO common shares offered hereby and certain legal matters with respect to the Transactions are being passed upon for WRECO by Devin W. Stockfish, Esq., Corporate Secretary and Assistant General Counsel of Weyerhaeuser. Certain other legal matters in connection with this offering will be passed upon for WRECO by Cravath, Swaine & Moore LLP, New York, New York and K&L Gates LLP, Seattle, Washington. Certain tax matters are being passed upon for WRECO by Covington & Burling LLP, Washington, D.C. In his capacity, Mr. Stockfish is paid a salary by Weyerhaeuser and participates in various employee benefit plans offered by Weyerhaeuser. The validity of the shares of TRI Pointe common stock and certain tax matters with respect to the Transactions are being passed upon for TRI Pointe by Gibson Dunn & Crutcher LLP, Irvine, California.

EXPERTS

The consolidated financial statements of WRECO as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012, have been included herein and in the registration statement in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Weyerhaeuser Company as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of internal control over financial reporting as of December 31, 2012, have been incorporated by reference herein and in the registration statement from the Weyerhaeuser Company Annual Report on Form 10-K for the year ended December 31, 2012, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Longview Timber LLC as of and for the year ended December 31, 2012, incorporated by reference herein from Weyerhaeuser’s Current Report on Form 8-K, filed June 17, 2013, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of TRI Pointe at December 31, 2012, for each of the two years in the period ended December 31, 2012, for the period from September 24, 2010 through December 31, 2010, and for TRI Pointe’s predecessor group of entities for the period from January 1, 2010 through September 23, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, and included in Appendix A to this document in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

WRECO has filed with the SEC a registration statement on Form S-4 and Form S-1 under the Securities Act, of which this document forms a part, to register with the SEC the WRECO common shares to be distributed to Weyerhaeuser shareholders pursuant to a spin-off or a split-off in connection with the Merger. Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off. Weyerhaeuser will determine which approach it will take prior to the consummation of the Transactions and no decision has been made at this time. If Weyerhaeuser elects to distribute WRECO common shares through a split-off, it will also file a Tender Offer Statement on Schedule TO with the SEC with respect to this exchange offer. This document constitutes Weyerhaeuser’s offer to exchange, in addition to being a prospectus of WRECO.

TRI Pointe will file a proxy statement that relates to the special meeting of TRI Pointe stockholders to, among other things, approve the issuance of shares of TRI Pointe common stock in the Merger. In addition, TRI Pointe has filed a Registration Statement on Form S-4 to register the issuance of shares of its common stock that will be issued in the Merger.

This document does not contain all of the information set forth in the registration statement, the exhibits to the registration statement or the Schedule TO, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to Weyerhaeuser and WRECO, reference is made to the registration statement and its exhibits.

Statements contained in this document or in any document incorporated by reference into this document as to the contents of any contract or other document referred to within this document or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement in this document regarding a contract or other document is qualified in all respects by such contract or other document.

The SEC allows certain information to be “incorporated by reference” into this document. The information incorporated by reference is deemed to be part of this document, except for any information superseded or modified by information contained directly in this document or in any document subsequently filed by Weyerhaeuser that is also incorporated or deemed to be incorporated by reference. This document incorporates by reference the documents set forth below that Weyerhaeuser has filed with the SEC and any future filings by Weyerhaeuser under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this document to the date that shares are accepted pursuant to this exchange offer (or the date that this exchange offer is terminated), except, in any such case, for any information therein which has been furnished rather than filed, which shall not be incorporated herein. Subsequent filings with the SEC will automatically modify and supersede information in this document. These documents contain important information about Weyerhaeuser and its business and financial condition.

•	Weyerhaeuser’s Annual Report on Form 10-K for the year ended December 31, 2012;

•	Weyerhaeuser’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013;

•	Weyerhaeuser’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013;

•	Weyerhaeuser’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013;

•	Weyerhaeuser’s Current Report on Form 8-K filed February 11, 2013;

•	Weyerhaeuser’s Current Report on Form 8-K filed February 12, 2013;

•	Weyerhaeuser’s Current Report on Form 8-K filed February 19, 2013;

•	Weyerhaeuser’s Current Report on Form 8-K filed April 16, 2013;

•	Each of Weyerhaeuser’s Current Reports on Form 8-K filed (and not furnished) June 17, 2013;

•	Weyerhaeuser’s Current Report on Form 8-K filed June 19, 2013;

•	Weyerhaeuser’s Current Report on Form 8-K filed June 20, 2013;

•	Weyerhaeuser’s Current Report on Form 8-K filed June 21, 2013;

•	Weyerhaeuser’s Current Report on Form 8-K filed July 8, 2013;

•	Weyerhaeuser’s Current Report on Form 8-K filed July 24, 2013;

•	Weyerhaeuser’s Current Report on Form 8-K filed August 2, 2013;

•	Weyerhaeuser’s Current Report on Form 8-K/A filed August 7, 2013;

•	Weyerhaeuser’s Current Report on Form 8-K filed August 21, 2013;

•	Weyerhaeuser’s Current Report on Form 8-K filed August 23, 2013;

•	Weyerhaeuser’s Current Report on Form 8-K filed September 12, 2013 (relating to Items 1.01, 2.03 and 9.01, but not including the information furnished in Item 7.01);

•	Weyerhaeuser’s Current Report on Form 8-K filed September 16, 2013;

•	Weyerhaeuser’s Current Report on Form 8-K filed September 17, 2013;

•	Weyerhaeuser’s Current Report on Form 8-K filed November 4, 2013;

•	Weyerhaeuser’s Current Report on Form 8-K filed December 13, 2013; and

•	Weyerhaeuser’s Current Report on Form 8-K filed January 7, 2014.

You may read and copy all or any portion of the registration statement filed by WRECO at the offices of the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains a website, http://www.sec.gov, that contains reports, proxy and prospectus and other information regarding registrants, such as Weyerhaeuser and TRI Pointe, that file electronically with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the SEC’s website. You can also find additional information about Weyerhaeuser at http://www.weyerhaeuser.com and about TRI Pointe at http://www.tripointehomes.com.

Weyerhaeuser’s documents incorporated by reference are available without charge upon request to the information agent,             ,             , telephone             . In order to ensure timely delivery, any request should be submitted no later than                     , 2014.

Weyerhaeuser, WRECO and TRI Pointe have not authorized anyone to give any information or make any representation about this exchange offer that is different from, or in addition to, that contained in this document or in any of the materials that are incorporated by reference into this document.

Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained or incorporated by reference in this document speaks only as of the date of this document or the incorporated document unless the information specifically indicates that another date applies.

Weyerhaeuser will maintain a website at http://www.            .com/            / that provides the indicative exchange ratios, updated by 4:30 p.m., New York City time, on each day during the exchange offer period, calculated as though that day were the expiration date of this exchange offer. The final exchange ratio will be available by contacting the information agent at the toll-free number provided on the back cover of this

document, by press release issued by Weyerhaeuser and at http://www.            .com/            /, in each case by 4:30 p.m., New York City time, on the last trading day prior to the final day of the exchange offer period. During the period of the Valuation Dates, when the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock are calculated for the purposes of this exchange offer, the website will show the indicative exchange ratios based on indicative calculated per share values which will equal (i) on the first Valuation Date, the Intra-Day VWAP during the elapsed portion of that day, (ii) on the second Valuation Date, the Intra-Day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the Intra-Day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date.

Weyerhaeuser Real Estate Company

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

Weyerhaeuser Real Estate Company:

We have audited the accompanying consolidated balance sheets of Weyerhaeuser Real Estate Company and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Weyerhaeuser Real Estate Company and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Seattle, WA

January 8, 2014

Weyerhaeuser Real Estate Company

CONSOLIDATED STATEMENT OF OPERATIONS

DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE FIGURES
	NINE MONTHS ENDED		YEAR ENDED
	(UNAUDITED) SEPTEMBER 30, 2013	(UNAUDITED) SEPTEMBER 30, 2012	DECEMBER 31, 2012	DECEMBER 31, 2011	DECEMBER 31, 2010
Revenues:
Single-family home sales	$744,598	$550,151	$870,596	$768,071	$842,080
Land and lots	39,493	108,489	192,489	66,703	75,304
Other operations	3,128	3,888	7,221	2,971	4,453

Total revenues	787,219	662,528	1,070,306	837,745	921,837

Costs and expenses:
Single-family homes	584,683	434,808	690,578	589,574	641,437
Land and lots	30,833	97,545	116,143	36,542	51,189
Impairments and related charges, homebuilding (Note 19)	1,245	2,915	3,591	11,019	14,744
Other operations	2,305	3,315	5,214	2,682	2,786
Sales and marketing	65,436	53,108	78,022	71,587	82,052
General and administrative	57,113	49,156	75,583	71,348	74,470
Restructuring	3,451	2,114	2,460	2,801	2,880

Total costs and expenses	745,066	642,961	971,591	785,553	869,558

Operating income	42,153	19,567	98,715	52,192	52,279

Other income (expense):
Equity in earnings of unconsolidated entities (Note 7)	167	1,652	2,490	1,584	1,914
Gain on sale of investments in unconsolidated entities (Note 7)	—	—	—	—	33,559
Impairments and related charges, investments (Note 19)	—	—	—	47	(1,724)
Other income (expense), net (Note 20)	1,739	(1,948)	(1,576)	449	(157)

Total other income (expense)	1,906	(296)	914	2,080	33,592

Earnings from continuing operations before income taxes	44,059	19,271	99,629	54,272	85,871
Income tax expense (Note 21)	(15,732)	(7,169)	(38,910)	(19,333)	(33,742)

Earnings from continuing operations	28,327	12,102	60,719	34,939	52,129
Discontinued operations, net of income taxes (Note 22)	384	207	762	589	4,656

Net earnings	28,711	12,309	61,481	35,528	56,785
Less: net earnings attributable to noncontrolling interests	—	—	—	—	(1,507)

Net earnings attributable to common shareholder	$28,711	$12,309	$61,481	$35,528	$55,278

Basic earnings per share attributable to common shareholder (Note 3)
Continuing operations	$28.33	$12.10	$60.72	$34.94	$52.13
Discontinued operations	0.38	0.21	0.76	0.59	3.15

Net earnings per share	$28.71	$12.31	$61.48	$35.53	$55.28

Weighted average shares outstanding (in thousands) (Note 3)	1,000	1,000	1,000	1,000	1,000

See accompanying Notes to Consolidated Financial Statements.

Weyerhaeuser Real Estate Company

CONSOLIDATED BALANCE SHEET

DOLLAR AMOUNTS IN THOUSANDS
	(UNAUDITED) SEPTEMBER 30, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Assets
Cash	$5,277	$5,212	$3,170
Receivables, less discounts and allowances of $3,444, $4,416 and $2,152 (Note 4)	76,885	72,053	40,612
Deposits on real estate under option or contract	39,737	31,169	36,858
Inventory (Note 5)	1,782,548	1,609,485	1,499,040
Operating properties and equipment, less accumulated depreciation of $40,967, $37,680 and $36,322 (Note 9)	17,703	13,517	19,528
Intangible assets, net (Note 10)	6,627	7,028	7,562
Investments in unconsolidated entities (Note 7)	19,879	20,599	20,468
Income tax receivable from Weyerhaeuser (Note 11 and Note 21)	—	14	21,825
Deferred tax assets (Note 21)	170,534	179,585	216,895
Prepaid expenses and other assets (Note 6)	49,484	42,582	48,967
Assets of discontinued operations (Note 22)	17,385	18,293	18,924

Total assets	2,186,059	1,999,537	1,933,849

Liabilities
Accounts payable	$48,351	$40,875	$41,401
Accounts payable to Weyerhaeuser (Note 11)	14,631	18,661	10,558
Accrued payroll liabilities	44,912	51,774	43,031
Other accrued liabilities (Note 17)	116,504	94,005	85,527
Debt payable to third parties (Note 12)	109,255	109,255	282,560
Debt payable to Weyerhaeuser (Note 11)	832,198	689,553	568,743
Debt (nonrecourse to the company) held by variable interest entities (Note 8)	5,883	989	8,283
Income tax payable to Weyerhaeuser (Note 11 and Note 21)	3,135	—	—
Liabilities of discontinued operations (Note 22)	443	698	4,039
Commitments and contingencies (Note 16)

Total liabilities	1,175,312	1,005,810	1,044,142

Equity
Shareholder’s interest:
Common shares: $4.00 par value; 1, 000,000 authorized, issued and outstanding	$4,000	$4,000	$4,000
Other capital	330,181	338,114	337,120
Retained earnings	640,376	611,665	550,184

Total shareholder’s interest	974,557	953,779	891,304
Noncontrolling interests (Note 8)	36,190	39,948	(1,597)

Total equity	1,010,747	993,727	889,707

Total liabilities and equity	$2,186,059	$1,999,537	$1,933,849

See accompanying Notes to Consolidated Financial Statements.

Weyerhaeuser Real Estate Company

CONSOLIDATED STATEMENT OF CASH FLOWS

DOLLAR AMOUNTS IN THOUSANDS
	NINE MONTHS ENDED		YEAR ENDED
	(UNAUDITED) SEPTEMBER 30, 2013	(UNAUDITED) SEPTEMBER 30, 2012	DECEMBER 31, 2012	DECEMBER 31, 2011	DECEMBER 31, 2010
Cash flows from operations:
Net earnings	$28,711	$12,309	$61,481	$35,528	$56,785
Noncash charges (credits) to income:
Depreciation and amortization	9,219	8,207	11,798	12,241	16,083
Deferred income taxes, net (Note 21)	9,008	7,369	38,000	27,487	34,023
Share-based compensation expense (Note 15)	3,704	2,867	3,854	3,026	2,671
Equity in earnings of unconsolidated entities	(167)	(1,602)	(2,453)	(2,313)	(11,130)
Net gains on sale of property, equipment and investments (Note 7)	(4)	(3)	—	—	(33,454)
Charges for impairment of assets (Note 19)	1,245	2,915	3,591	11,178	17,744
Change in:
Receivables, net	(4,832)	4,573	(31,960)	11,677	(15,760)
Income taxes receivable from or payable to Weyerhaeuser	3,883	18,973	20,137	(22,758)	268,392
Inventory	(178,954)	(94,636)	(74,939)	(11,759)	4,975
Accounts payable, accrued payroll liabilities and other accrued liabilities	10,614	14,317	26,632	(49,071)	(40,489)
Deposits, prepaid expenses and other assets	(13,936)	8,904	3,845	(834)	(8,829)
Returns on investments in unconsolidated entities	1,111	1,924	2,680	2,634	9,831
Other operating cash flows	118	86	180	(100)	(496)

Net cash flows from operations	(130,280)	(13,797)	62,846	16,936	300,346

Cash flows from investing activities:
Property and equipment purchases	(8,755)	(2,150)	(3,529)	(2,937)	(4,557)
Proceeds from sale of property and equipment	4	3	4	49	160
(Investments in) distributions from unconsolidated entities	(380)	150	(232)	67	4,504
Acquisition of partnership interests	—	—	—	—	(7,352)
Proceeds from sale of partnership interests (Note 7)	—	1,634	1,634	—	33,559

Cash flows from investing activities	(9,131)	(363)	(2,123)	(2,821)	26,314

Cash flows from financing activities:
Payments on debt payable to third parties (Note 12)	—	(175,805)	(175,805)	(64,874)	(56,639)
Changes in debt payable to Weyerhaeuser, net	142,645	196,860	120,810	60,547	(274,498)
Change in book overdrafts	8,359	(2,501)	(2,809)	2,114	(1,457)
Contributions from (distributions to) noncontrolling interests	—	233	233	2,294	(177)
Excess tax benefits of share-based awards (Note 15)	1,697	857	1,241	799	161
Return of capital to Weyerhaeuser	(13,225)	(2,351)	(2,351)	(12,925)	—

Cash flows from financing activities	139,476	17,293	(58,681)	(12,045)	(322,610)

Net change in cash	65	3,133	2,042	2,070	(5,950)
Cash at beginning of year	5,212	3,170	3,170	1,100	7,050

Cash at end of period	$5,277	$6,303	5,212	3,170	$1,100

Cash paid (received) during the year for:
Interest, net of amounts capitalized of $14,142, $17,179, $22,059, $21,520 and $25,836 (Note 5)	$1,242	$6,488	8,191	3,333	$2,696

Income taxes	$1,313	$(19,910)	(20,744)	13,331	$(266,277)

Supplemental disclosure of noncash investing and financing activities:
Effect of net consolidation and de-consolidation of variable interest entities:
Increase in consolidated inventory not owned	$1,137	$924	$34,546	$—	$6,898
(Increase) decrease in debt held by variable interest entities	$(4,056)	$8,283	$7,293	$—	$(7,805)
(Increase) decrease in other accrued liabilities	$(838)	$—	$—	$—	$—
(Increase) decrease in noncontrolling interests	$3,757	$(9,207)	$(41,839)	$—	$907
Acquisition of joint venture interest in legal settlement	$—	$—	$—	$5,086	$—
Debt issued in connection with acquisition of partnership interests	$—	$—	$—	$—	$5,000
Debt settled with purchase or sale of land and lots	$—	$—	$—	$—	$185

See accompanying Notes to Consolidated Financial Statements.

Weyerhaeuser Real Estate Company

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

DOLLAR AMOUNTS IN THOUSANDS
	NINE MONTHS ENDED		YEAR ENDED
	(UNAUDITED) SEPTEMBER 30, 2013	(UNAUDITED) SEPTEMBER 30, 2012	DECEMBER 31, 2012	DECEMBER 31, 2011	DECEMBER 31, 2010
Common shares:
Balance at beginning of year	$4,000	$4,000	$4,000	$4,000	$4,000

Balance at end of period	$4,000	$4,000	$4,000	$4,000	$4,000

Other capital:
Balance at beginning of year	338,114	337,120	337,120	346,863	344,083
Weyerhaeuser share-based compensation	3,704	2,867	3,854	3,026	2,671
Return of capital to Weyerhaeuser	(13,225)	(2,351)	(2,351)	(12,925)	—
Excess tax (cost) benefit of share-based awards, net	1,588	—	(509)	156	109

Balance at end of period	$330,181	$337,636	$338,114	$337,120	$346,863

Retained earnings:
Balance at beginning of year	$611,665	$550,184	$550,184	$514,656	$459,378
Net earnings attributable to common shareholder	28,711	12,309	61,481	35,528	55,278

Balance at end of period	$640,376	$562,493	$611,665	$550,184	$514,656

Total shareholder’s interest:
Balance at end of period	$974,557	$904,129	$953,779	$891,304	$865,519

Noncontrolling interests:
Balance at beginning of year	$39,948	$(1,597)	$(1,597)	$(3,597)	$4,864
Net earnings attributable to noncontrolling interests	—	—	—	—	1,507
Contributions from (distributions to) noncontrolling interests	—	233	233	2,294	(177)
Net effect of consolidations, de-consolidations and other transactions (Note 8)	(3,758)	8,681	41,312	(294)	(9,791)

Balance at end of period	$36,190	$7,317	$39,948	$(1,597)	$(3,597)

Total equity:
Balance at end of period	$1,010,747	$911,446	$993,727	$889,707	$861,922

See accompanying Notes to Consolidated Financial Statements.

Weyerhaeuser Real Estate Company

Index for Notes to Consolidated Financial Statements

Weyerhaeuser Real Estate Company

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Weyerhaeuser Real Estate Company (“WRECO”) was founded in 1970. WRECO is primarily engaged in the design, construction and sale of single-family homes in California, Texas, Arizona, Washington, Nevada, Maryland and Virginia. In 2012, WRECO was a top 20 U.S. homebuilder as measured by annual single-family home deliveries. WRECO’s core markets are Southern California, Houston, Phoenix and Tucson, the Puget Sound region of Washington State, Las Vegas, Richmond and the Washington, DC suburbs. In addition, WRECO is a developer of master planned communities, which include residential lots for its own use, lots for sale to other homebuilders, and the sale of commercial and multi-family properties, primarily in Southern California.

WRECO is a wholly owned subsidiary of Weyerhaeuser NR Company, which is a wholly owned subsidiary of Weyerhaeuser Company. Substantially all of WRECO’s operations are conducted through five direct subsidiaries: Maracay Homes LLC (“Maracay”), Pardee Homes (“Pardee”), The Quadrant Corporation (“Quadrant”), Trendmaker Homes, Inc. (“Trendmaker”) and Winchester Homes, Inc. (“Winchester”).

BASIS OF PRESENTATION

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Our consolidated financial statements provide an overall view of our results of operations and financial condition. They include our accounts and the accounts of entities that we control, including:

•	all wholly owned subsidiaries;

•	majority-owned entities, with our co-investors’ ownership share of these entities recorded as noncontrolling interests, which is presented as a separate component of equity;

•	variable interest entities in which we may not have any ownership interest, but we are the primary beneficiary, with the owners’ share of these entities recorded as noncontrolling interests; and

•	investments in and our share of net earnings or losses of entities accounted for under the equity method.

They do not include our intercompany transactions and accounts, which are eliminated in consolidation.

Throughout these Notes to the Consolidated Financial Statements, unless specified otherwise, references to “Weyerhaeuser Real Estate Company,” “WRECO,” “we” and “our” refer to the consolidated company. We use the term “Weyerhaeuser” to refer to our parent entities, which may be either Weyerhaeuser Company, Weyerhaeuser NR Company, or both.

ESTIMATES

We make estimates and assumptions during our reporting periods and at the date of our financial statements. Significant estimates include:

•	reported amounts of assets, liabilities and equity;

•	disclosure of contingent assets and liabilities; and

•	reported amounts of revenues and expenses.

While we do our best in preparing these estimates, actual results can and do differ from those estimates and assumptions.

Weyerhaeuser Real Estate Company

REVENUE RECOGNITION

We recognize revenue from single-family home sales and non-single-family activities when deliveries or closings have occurred, required down payments have been received, title and possession have been transferred to the customer, and we have no substantial continuing involvement with the real estate and all other criteria for sale and profit recognition are satisfied.

EARNINGS PER SHARE

We compute basic earnings per share by dividing net earnings attributable to common shareholder by the weighted average number of common shares outstanding during the period. We currently have no items that would create diluted earnings per share.

RECEIVABLES

We record receivables at carrying values that approximate fair values. See Note 4: Receivables and Note: 13 Fair Value of Financial Instruments. Discounts are recorded to adjust non-interest-bearing notes and contracts receivable or notes and contracts with below-market-rate interest terms to estimated fair value on the date of issuance. Discounts are amortized into interest income over the remaining term of the note or contract receivable. Allowances are determined based on historical losses and management’s judgment as to future collectability. The allowance represents our best estimate of the amounts of credit losses in the existing receivables.

INVENTORY

Inventory is stated at cost unless events and circumstances trigger an impairment. Inventory includes costs associated with land acquisition, land development, and home construction, including capitalized interest and real estate taxes incurred during the development and construction period, and direct overhead costs related to development and construction activities. Interest incurred on debt levels in excess of qualified assets is expensed as incurred. Land and land development costs are allocated to lots or acreage held for sale based on total acreage in a master planned community or based on specific identification or the relative sales value of homes in a residential community. Land and land development costs are allocated to homebuilding inventory when construction begins and include both actual costs incurred to date and estimated costs expected to be incurred over the life of the community. The cost of inventory, including both direct construction costs and allocated land and lot costs, are recognized in costs and expenses when the sale of inventory closes and delivery occurs or when inventory is impaired.

Land is classified as acreage listed for sale when it has been approved for sale in its current condition, is being actively marketed for sale, and is expected to be sold within one year.

Consolidated not owned inventory is recorded at estimated fair value when the asset is first consolidated plus development and construction costs incurred while consolidated.

DEPOSITS ON REAL ESTATE UNDER OPTION OR CONTRACT

Deposits paid related to purchase contracts and land options are recorded and classified as deposits on real estate under option or contract until the related land is purchased. Deposits are reclassified as a component of inventory at the time the deposit is used to offset the acquisition price of the land or lots based on the terms of the underlying agreements. To the extent they are non-refundable, deposits are charged to expense if the land acquisition is terminated or no longer considered probable.

Weyerhaeuser Real Estate Company

IMPAIRMENTS

Long-lived assets, including inventory and deposits, operating properties and equipment, intangible assets, investments in unconsolidated entities, and certain other assets, are subject to a review for impairment if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable from future undiscounted net cash flows expected to be generated by the asset or asset group. When the carrying amount is not expected to be recoverable, we record an impairment loss for the difference between the asset’s carrying value and its estimated fair value. The determination of fair value is based on independent appraisals and market pricing of comparable assets, when available, or the discounted value of estimated future net cash flows from these assets. These estimates are based upon management’s assessment, which may require significant judgments and estimates, and actual results could differ from these fair value estimates. Write-downs of impaired homebuilding-related assets are recorded in the consolidated statement of operations as impairments and related charges, homebuilding and are included in operating costs and expenses. Write-downs of investment-related assets are recorded in the consolidated statement of operations as impairments and related charges, investments and are included in other income (expense).

ADVERTISING COSTS

The cost of model homes are capitalized to inventory and are recorded as cost of sales when the model home is sold to a third party. Costs related to certain other tangible assets used for single-family home sales and marketing purposes, such as incremental model complex costs, model furnishings and sales offices, are generally capitalized as either operating properties and equipment or other assets in the consolidated balance sheet. The cost of these assets are amortized into sales and marketing expense on either a straight-line basis over the estimated useful life of the asset or on a pro rata basis as homes within each community are delivered. Advertising costs are expensed as incurred and are included as sales and marketing expense in the accompanying consolidated statement of operations. Advertising costs expensed as incurred were approximately $12.0 million (unaudited) for the nine months ended September 30, 2013, $9.7 million (unaudited) for the nine months ended September 30, 2012, and $13.7 million, $12.0 million and $15.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

WARRANTY RESERVES

We accrue warranty reserves as home deliveries occur. The accrual is generally based on a percentage of single-family home sales revenue, but amounts accrued on homes delivered will vary based on product type and geographical area. Warranty coverage also varies depending on state and local laws. The warranty reserve is included in other accrued liabilities in the accompanying consolidated balance sheet and represents expected future costs based on our historical experience in previous years. We generally expense direct and indirect warranty costs as incurred to single-family home cost and we amortize the accrued warranty reserves against those costs over the warranty period using the reserve amortization method. We periodically review the adequacy of the remaining reserve balance and make adjustments as deemed necessary. We carry insurance that covers certain warranty expenditures at Pardee. We record expected recoveries from insurance carriers when proceeds are probable and estimable.

INVESTMENTS IN UNCONSOLIDATED ENTITIES

We have investments in unconsolidated entities over which we have significant influence that we account for using the equity method with taxes provided on undistributed earnings. We record earnings and accrue taxes in the period that the earnings are recorded by our affiliates. Under the equity method, our share of the unconsolidated entities’ earnings or loss is included in equity in earnings of unconsolidated entities in the accompanying consolidated statement of operations. We evaluate our investments in unconsolidated entities for impairment when events and circumstances indicate that the carrying value of the investment may not be recoverable.

Weyerhaeuser Real Estate Company

FAIR VALUE MEASUREMENTS

We estimate fair values when accounting for certain nonfinancial assets—primarily homebuilding inventories (asset groups) measured at fair value when impaired. We estimate the fair values of financial instruments using the methods described in Note 13: Fair Value of Financial Instruments. We use a fair value hierarchy when making fair value estimates. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s judgment about what a market participant would assume. The fair value hierarchy consists of the following three levels:

•	Level 1—Inputs are quoted prices in active markets for identical assets or liabilities.

•	Level 2—Inputs are:

•	quoted prices for similar assets or liabilities in an active market,

•	quoted prices for identical or similar assets or liabilities in markets that are not active, or

•	inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

•	Level 3—Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Determining these estimates requires considerable judgment to interpret appropriate market data. The estimates may be significantly affected by the assumptions used such as discount rates and cash flow projections. Therefore, the estimated fair values may not be the amounts that we would have realized if the assets and liabilities had actually been exchanged.

OPERATING PROPERTIES AND EQUIPMENT

Operating properties and equipment include regional office buildings and leasehold improvements, office equipment, model home furnishings and capitalized hardware and software costs. We record operating properties and equipment at cost, net of accumulated depreciation. Depreciation is generally calculated on the straight-line method over the estimated service lives of the assets, which range from 2 to 30 years. We review our operating properties and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

INTANGIBLE ASSETS

Our intangible assets include trademarks and trade names resulting from our acquisition of Maracay. We amortize these intangible assets on a straight-line basis over their contractual lives or their expected useful lives. We review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

WEYERHAEUSER SHARE-BASED COMPENSATION

Some of our key officers and other employees are selected from time to time by the Compensation Committee of Weyerhaeuser’s Board of Directors to participate in Weyerhaeuser’s Long-Term Incentive Compensation Plan. We account for share-based compensation in accordance with ASC 718-10, Compensation—Stock Compensation. We establish a fair-value based measurement of share-based awards and recognize the cost of the awards in our financial statements. We generally recognize the cost in the consolidated statement of operations

Weyerhaeuser Real Estate Company

on the straight-line method over the period from the grant date to the date when the award is no longer contingent upon the employee providing additional service. For awards that vest upon retirement, the required service period does not extend beyond the date an employee is eligible for retirement, including early retirement. We record a contribution of capital from Weyerhaeuser as share-based compensation expense is recognized in our costs and expenses.

INCOME TAXES

We are included in the Weyerhaeuser NR Company consolidated federal income tax return and certain state income tax filings. We account for income taxes under the asset and liability method described in Note 21: Income Taxes. Our tax provisions and resulting income tax receivable from or payable to Weyerhaeuser NR Company represent the income tax amounts allocated to us on the pro rata share method based upon our actual results. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards which exist for Weyerhaeuser NR Company and are attributable to our operations. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized by Weyerhaeuser NR Company. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment. See Note 21: Income Taxes for additional information regarding our valuation allowance.

NOTE 2: BUSINESS SEGMENTS

All of our homebuilding operations are primarily engaged in the design, construction and sale of single-family homes in selected metropolitan areas of the United States. In addition, we are a developer of master planned communities, which include residential lots for our own use, lots for sale to other homebuilders, and the sale of commercial and multi-family properties, primarily in Southern California. Our operating segments have been organized by homebuilding subsidiary, which reflects how we manage our business. The following table identifies our segments and the core market areas in which they operate:

SEGMENT	MARKET AREAS
Maracay	Phoenix and Tucson, Arizona
Pardee	Los Angeles/Ventura, Inland Empire (Riverside County), and San Diego, California; Las Vegas, Nevada
Quadrant	Puget Sound region of Washington State
Trendmaker	Houston, Texas
Winchester	Washington, D.C. suburbs; Richmond, Virginia

Income and expenses not related to or allocated to individual operating segments are held in the corporate and other segment. They include a portion of items such as: corporate general and administrative costs, share-based compensation costs, and interest expense not capitalized.

Weyerhaeuser Real Estate Company

KEY FINANCIAL DATA BY BUSINESS SEGMENT

DOLLAR AMOUNTS IN THOUSANDS
	NINE MONTHS ENDED		YEAR ENDED
	(UNAUDITED) SEPTEMBER 30, 2013	(UNAUDITED) SEPTEMBER 30, 2012	DECEMBER 31, 2012	DECEMBER 31, 2011	DECEMBER 31, 2010
Total revenues
Maracay	$81,210	$67,407	$103,222	$59,836	$57,847
Pardee	319,286	167,102	356,489	304,276	405,991
Quadrant	87,982	85,942	127,785	102,434	143,977
Trendmaker	193,323	253,677	298,396	185,766	180,867
Winchester	105,418	88,400	184,414	184,683	133,155
Corporate and other	—	—	—	750	—

Consolidated	$787,219	$662,528	$1,070,306	$837,745	$921,837

Single-family home sales revenue
Maracay	$81,210	$67,407	$103,222	$59,836	$57,747
Pardee	286,300	158,741	270,583	255,095	357,936
Quadrant	78,347	82,552	121,311	95,733	128,941
Trendmaker	193,322	155,214	199,933	175,378	166,030
Winchester	105,419	86,237	175,547	182,029	131,426
Corporate and other	—	—	—	—	—

Consolidated	$744,598	$550,151	$870,596	$768,071	$842,080

Earnings from continuing operations before income taxes
Maracay	$2,203	$2,888	$5,347	$(2,230)	$202
Pardee	42,865	14,381	87,691	63,311	96,638
Quadrant	1,061	(4,668)	(2,851)	(15,116)	(10,625)
Trendmaker	20,964	26,096	29,472	15,263	17,233
Winchester	6,570	6,458	18,537	24,135	8,575
Corporate and other	(29,604)	(25,884)	(38,567)	(31,091)	(26,152)

Consolidated	$44,059	$19,271	$99,629	$54,272	$85,871

Impairments and related charges, homebuilding
Maracay	$61	$154	$181	$1,997	$102
Pardee	254	49	133	804	1,275
Quadrant	555	2,037	2,575	7,668	12,137
Trendmaker	2	—	—	211	423
Winchester	373	675	702	339	807
Corporate and other	—	—	—	—	—

Consolidated	$1,245	$2,915	$3,591	$11,019	$14,744

Weyerhaeuser Real Estate Company

DOLLAR AMOUNTS IN THOUSANDS
	(UNAUDITED) SEPTEMBER 30, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Inventory
Maracay	$108,612	$65,527	$26,245
Pardee	1,243,374	1,209,911	1,150,029
Quadrant	101,315	85,819	64,966
Trendmaker	122,290	101,686	156,425
Winchester	206,957	146,542	101,375
Corporate and other	—	—	—

Consolidated	$1,782,548	$1,609,485	$1,499,040

Receivables, net
Maracay	$1,350	$397	$228
Pardee	71,900	66,048	38,590
Quadrant	1,254	1,074	698
Trendmaker	97	16	789
Winchester	2,284	4,512	304
Corporate and other	—	6	3

Consolidated	$76,885	$72,053	$40,612

Total assets
Maracay	$123,817	$73,843	$31,894
Pardee	1,367,791	1,323,751	1,257,014
Quadrant	116,321	98,961	79,435
Trendmaker	126,790	105,146	164,771
Winchester	250,494	184,249	124,623
Corporate and other	200,846	213,587	276,112

Consolidated	$2,186,059	$1,999,537	$1,933,849

Total assets for the corporate and other segment include income tax related assets and assets from discontinued operations . See Note 22: Subsequent Events for more information regarding discontinued operations.

NOTE 3: NET EARNINGS PER SHARE

Our basic earnings per share attributable to our common shareholder were:

DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE FIGURES
	NINE MONTHS ENDED		YEAR ENDED
	(UNAUDITED) SEPTEMBER 30, 2013	(UNAUDITED) SEPTEMBER 30, 2012	DECEMBER 31, 2012	DECEMBER 31, 2011	DECEMBER 31, 2010
Net earnings attributable to common shareholder	$28,711	$12,309	$61,481	$35,528	$55,278
Weighted average common shares outstanding (in thousands)	1,000	1,000	1,000	1,000	1,000
Net earnings per common share	$28.71	$12.31	$61.48	$35.53	$55.28

Net earnings per share is net earnings attributable to common shareholder divided by the weighted average number of our outstanding common shares. For all periods presented above, there was no dilutive effect on our basic net earnings per common share.

Weyerhaeuser Real Estate Company

NOTE 4: RECEIVABLES

Receivables consisted of the following:

DOLLAR AMOUNTS IN THOUSANDS
	(UNAUDITED) SEPTEMBER 30, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Accounts receivable	12,824	$5,530	$6,248
Warranty receivable	12,501	13,655	13,802
Notes and contracts receivable	54,998	57,284	22,713
Other	6	—	1

Total receivables	80,329	76,469	42,764

Discounts on notes and contracts receivable	(1,602)	(2,631)	(1,046)
Allowances for uncollectible accounts	(1,842)	(1,785)	(1,106)

Total discounts and allowances	(3,444)	(4,416)	(2,152)

Receivables, less discounts and allowances	$76,885	$72,053	$40,612

Accounts receivable generally represents pending wire transfers on individual home deliveries. These receivables typically clear within a matter of days following the date of the balance sheet. Warranty receivables are related to an insurance recovery program at Pardee. For more information on product warranties, see Note 17: Other Accrued Liabilities. Notes and contracts receivable generally originate from real estate sales of land and lots and are secured by our right to foreclose on the property if the purchaser defaults on the loan. Notes and contracts receivable as of September 30, 2013, mature in 2013-2015.

NOTE 5: INVENTORY

Inventories consisted of the following:

DOLLAR AMOUNTS IN THOUSANDS
	(UNAUDITED) SEPTEMBER 30, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Real estate under development and for sale:
Dwelling units:
Single-family homes	$391,984	$207,471	$172,492
Model homes	51,063	41,876	33,766

	443,047	249,347	206,258
Residential lots	384,821	400,070	260,656
Commercial acreage	5,977	7,106	11,076
Acreage listed for sale	1,063	1,290	77,090
Other inventories	—	726	—

	834,908	658,539	555,080
Land under development	303,646	307,572	348,148
Land held for future use	599,378	596,217	587,712
Consolidated inventory not owned	44,616	47,157	8,100

Total	$1,782,548	$1,609,485	$1,499,040

Weyerhaeuser Real Estate Company

Inventories are comprised of the following:

•	Real estate under development and for sale:

•	Dwelling units include both in-process and completed single-family homes and the lot costs allocated to those units.

•	Residential lots are comprised of both in-process and completed residential lots that have not yet been released for home construction.

•	Commercial acreage includes land zoned for commercial use and may be finished or under development.

•	Acreage listed for sale represents land the company is actively marketing for sale. Acreage listed for sale as of December 31, 2011 consisted primarily of land under contract for sale in 2012.

•	Land under development includes land undergoing development, entitlement or other activities to prepare it for its intended use.

•	Land held for future use consists of land not currently undergoing development work or entitlement activities.

•	Consolidated inventory not owned represents land under contract, but owned by consolidated variable interest entities. Additional information about variable interest entities can be found in Note 8: Variable Interest Entities.

Inventories are stated at cost unless events and circumstances trigger an impairment. More information about real estate asset impairments can be found in Note 19: Real Estate and Investment Impairments and Charges.

Inventories include interest that has been capitalized to assets while in process of construction or development. The change in our capitalized interest was as follows:

DOLLAR AMOUNTS IN THOUSANDS
	NINE MONTHS ENDED		YEAR ENDED
	(UNAUDITED) SEPTEMBER 30, 2013	(UNAUDITED) SEPTEMBER 30, 2012	DECEMBER 31, 2012	DECEMBER 31, 2011	DECEMBER 31, 2010
Capitalized interest, beginning of year	$155,823	$164,056	$164,056	$165,826	$167,782
Interest incurred	16,348	21,272	27,038	23,736	28,219
Interest expensed, not eligible for capitalization	(2,206)	(4,093)	(4,979)	(2,216)	(2,383)

Interest capitalized	14,142	17,179	22,059	21,520	25,836
Interest amortized to costs and expenses	(27,849)	(22,029)	(30,292)	(23,290)	(27,792)

Capitalized interest, end of period	$142,116	$159,206	$155,823	$164,056	$165,826

Interest not eligible for capitalization is included in other income (expense), net in the accompanying consolidated statement of operations. Interest amortized to costs and expenses consists primarily of interest expensed through costs and expenses for single-family homes or land and lots in the accompanying consolidated statement of operations, as homes are delivered or land and lot sales are closed.

Weyerhaeuser Real Estate Company

NOTE 6: PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets were comprised of the following:

DOLLAR AMOUNTS IN THOUSANDS
	(UNAUDITED) SEPTEMBER 30, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Refundable fees and other deposits	$17,899	$16,778	$19,624
Pre-acquisition costs	4,605	3,037	2,591
Prepaid expenses	8,153	5,559	4,921
Development rights, held for future use or sale	9,703	10,359	13,431
Other	9,124	6,849	8,400

Total	$49,484	$42,582	$48,967

Refundable fees and other deposits primarily relate to reimbursable project costs that have been submitted for reimbursement from municipalities and utility-related fees that are eligible for reimbursement when certain events occur, such as when additional building permits are issued. These costs may be reimbursed over a period of several years.

Pre-acquisition costs are the costs incurred to evaluate a specific property prior to acquisition, such as legal costs, architectural and other professional fees, environmental studies and soil tests, appraisals, and marketing and feasibility studies. These costs are capitalized to other assets during the feasibility period when the costs are directly identified with the specific property and the cost would be capitalized if the property was already acquired. Pre-acquisition costs are transferred to inventory when the related property is purchased or expensed to impairments and related charges, homebuilding when the acquisition is no longer probable.

Development rights held for future use or sale represent intangible development-related rights such as water rights or density-related rights not expected to be utilized by the company in connection with projects currently owned and under development. These intangible assets are transferable to third parties and may be sold or retained for use by the company in future development projects.

NOTE 7: INVESTMENTS IN UNCONSOLIDATED ENTITIES

As of September 30, 2013 and December 31, 2012 and 2011, we held equity investments in six real estate partnerships and limited liability companies. Our participation in these entities may be as a developer, a builder, or an investment partner. Our ownership percentage varies from 7% to 50%, depending on the investment.

INVESTMENTS HELD

Our cumulative investment in entities accounted for on the equity method, including our share of earnings and losses, consisted of the following:

DOLLAR AMOUNTS IN THOUSANDS
	(UNAUDITED) SEPTEMBER 30, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Limited partnership and limited liability company interests	$17,859	$19,151	$19,783
General partnership interests	2,020	1,448	685

Total	$19,879	$20,599	$20,468

Weyerhaeuser Real Estate Company

UNCONSOLIDATED FINANCIAL INFORMATION

Aggregated assets, liabilities and operating results of the entities we account for as equity-method investments are provided below. Because our ownership interest in these entities varies, there is not a direct relationship between the information presented below and the amounts that are reflected on our consolidated balance sheet as our investment in unconsolidated entities or on our consolidated statement of operations as equity in earnings of unconsolidated entities.

Assets and Liabilities of Equity Affiliates

DOLLAR AMOUNTS IN THOUSANDS
	(UNAUDITED) SEPTEMBER 30, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Assets	$274,519	$304,182	$303,988
Liabilities	$81,180	$115,120	$115,253

Results of Operations From Equity Affiliates

DOLLAR AMOUNTS IN THOUSANDS
	NINE MONTHS ENDED		YEAR ENDED
	(UNAUDITED) SEPTEMBER 30, 2013	(UNAUDITED) SEPTEMBER 30, 2012	DECEMBER 31, 2012	DECEMBER 31, 2011	DECEMBER 31, 2010
Net sales and revenues	$3,628	$10,864	$15,855	$12,678	$50,552
Operating income (loss)	$(3,791)	$2,323	$3,611	$2,604	$(31,486)
Net income (loss)	$(3,835)	$2,135	$3,391	$2,558	$(32,059)

SALE OF PARTNERSHIP INTERESTS

In 2010, we sold our interest in three limited partnerships for net proceeds of $33.6 million. Each of these partnership investments was carried at a zero balance as a result of cumulative cash distributions received in excess of our investment and cumulative earnings. As a result, we recognized gains on these sales equal to the net proceeds received.

NOTE 8: VARIABLE INTEREST ENTITIES

In the ordinary course of business, our homebuilding subsidiaries enter into lot option purchase agreements in order to procure land and residential lots for development and the construction of homes in the future. The use of such lot option agreements generally allows us to reduce the risks associated with direct land ownership and development, and reduces our capital and financial commitments. Pursuant to these lot option purchase agreements, we generally provide a deposit to the seller as consideration for the right to purchase lots at different times in the future, usually at predetermined prices. Such deposits are recorded as deposits on real estate under option or contract in the accompanying consolidated balance sheet.

If the entity holding the lots under option is a Variable Interest Entity (VIE), our deposit represents a variable interest in that entity. If we are determined to be the primary beneficiary of the VIE, we will consolidate the VIE in our financial statements and reflect its assets and liabilities as inventory and debt (nonrecourse to the company) held by variable interest entities, with the net equity of the VIE owners reflected as noncontrolling interests. VIEs are deconsolidated when we are no longer considered to be the primary beneficiary of the entity. This typically occurs when we acquire the optioned land from the VIE.

Weyerhaeuser Real Estate Company

Creditors of the entities with which we have option agreements have no recourse against us. The maximum exposure to loss under our lot option agreements is limited to non-refundable option deposits and any capitalized pre-acquisition costs. In some cases, we have also contracted to complete development work at a fixed cost on behalf of the land owner and budget shortfalls and savings will be borne by us.

In determining whether we are the primary beneficiary of a VIE, we consider our ability to control activities of the VIE including, but not limited to the ability to:

•	direct entitlement of land,

•	determine the budget and scope of land development work,

•	perform land development activities,

•	control financing decisions for the VIE, and

•	acquire additional land into the VIE or dispose of land in the VIE not already under contract.

If we conclude that we control such activities of the VIE, we also consider whether we have an obligation to absorb losses of or a right to receive benefits from the VIE.

As of September 30, 2013, we had options to purchase approximately 1,300 (unaudited) residential lots from VIEs we consolidated because we concluded we were the primary beneficiary, compared to 1,200 residential lots as of December 31, 2012 and 400 residential lots as of December 31, 2011. Upon initial consolidation of a VIE, we record assets at their estimated fair value. Previously capitalized deposits related to these entities are reclassified out of deposits on real estate under option or contract.

We also had options to purchase lots from entities that were not consolidated. These options may be with VIEs that are not consolidated because we are not the primary beneficiary or with entities that are not VIEs. We had approximately 60,000 (unaudited) lots under option with these entities as of September 30, 2013, approximately 59,000 lots under option with these entities as of December 31, 2012, and approximately 63,000 lots under option as of December 31, 2011.

The following provides a summary of our interests in lot option agreements:

DOLLAR AMOUNTS IN THOUSANDS
	(UNAUDITED) SEPTEMBER 30, 2013			DECEMBER 31, 2012			DECEMBER 31, 2011
	Deposits at Risk	Remaining Purchase Price	Consolidated Inventory Held by VIEs	Deposits at Risk	Remaining Purchase Price	Consolidated Inventory Held by VIEs	Deposits at Risk	Remaining Purchase Price	Consolidated Inventory Held by VIEs
Consolidated VIEs	$4,833	$48,407	$44,616	$7,514	$71,686	$47,157	$4,000	$14,500	$8,100
Unconsolidated VIEs	8,981	82,835	N/A	5,728	47,640	N/A	23,095	50,921	N/A
Other land option agreements	30,166	291,223	N/A	25,416	266,920	N/A	10,856	249,652	N/A

Total	$43,980	$422,465	$44,616	$38,658	$386,246	$47,157	$37,951	$315,073	$8,100

In addition to the deposits at risk included above, we had capitalized pre-acquisition costs of $4.6 million (unaudited) as of September 30, 2013, $3.0 million as of December 31, 2012 and $2.6 million as of December 31, 2011. The capitalized costs are included in prepaid expenses and other assets in our consolidated balance sheet.

Weyerhaeuser Real Estate Company

The remaining purchase price represents the amount we would pay to fully exercise all outstanding option contracts.

NOTE 9: OPERATING PROPERTIES AND EQUIPMENT

Operating properties and equipment include regional office buildings and leasehold improvements, office equipment, model home furnishings and capitalized hardware and software costs. Depreciation is calculated using a straight-line method at rates based on estimated service lives. Maintenance and repairs are expensed as incurred.

The carrying value of operating properties and equipment as of September 30, 2013 and December 31, 2012 and 2011 and their estimated service lives were as follows:

DOLLAR AMOUNTS IN THOUSANDS
	RANGE OF LIVES	(UNAUDITED) SEPTEMBER 30, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Property and equipment, at cost:
Land	N/A	$1,999	$1,937	$2,049
Buildings and leasehold improvements	2–30	12,462	9,710	11,830
Equipment and model furnishings	2–10	44,209	39,550	41,971

Total cost		58,670	51,197	55,850
Allowance for depreciation		(40,967)	(37,680)	(36,322)

Property and equipment, net		$17,703	$13,517	$19,528

Property and equipment depreciation expense for the nine months ended September 30, 2013 and 2012 was:

•	$5.2 million (unaudited) in 2013 and

•	$5.3 million (unaudited) in 2012.

Property and equipment depreciation expense for the year ended December 31, 2012, 2011 and 2010 was:

•	$7.3 million in 2012,

•	$7.5 million in 2011 and

•	$8.1 million in 2010.

NOTE 10: INTANGIBLE ASSETS

We recorded intangible assets at fair value, based upon appraisals obtained in conjunction with the acquisition of Maracay in 2006. Our intangible assets as of September 30, 2013 and December 31, 2012 and 2011 were:

DOLLAR AMOUNTS IN THOUSANDS
	Estimated Useful Lives (in years)	(UNAUDITED) SEPTEMBER 30, 2013			DECEMBER 31, 2012			DECEMBER 31, 2011
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade name	20	$10,679	($4,052)	$6,627	$10,679	($3,651)	$7,028	$10,679	($3,117)	$7,562
Trademark	5	10,679	(10,679)	—	10,679	(10,679)	—	10,679	(10,679)	—

Total		$21,358	$14,731	$6,627	$21,358	$14,330	$7,028	$21,358	$13,796	$7,562

Weyerhaeuser Real Estate Company

Our intangible assets are amortized using a straight-line method over their estimated useful lives. The trademark was fully amortized during 2011.

Amortization of our definite-lived intangible assets for the nine months ended September 30, 2013 and 2012 was:

•	$0.4 million (unaudited) in 2013 and

•	$0.4 million (unaudited) in 2012.

Amortization of our definite-lived intangible assets for the year ended December 31, 2012, 2011 and 2010 was:

•	$0.5 million in 2012,

•	$0.9 million in 2011 and

•	$2.7 million in 2010.

Our expected amortization for intangible assets for the fourth quarter of 2013, the next five years and thereafter is:

DOLLAR AMOUNTS IN THOUSANDS
(UNAUDITED) AS OF SEPTEMBER 30, 2013
Fourth Quarter of 2013	$133
2014	$534
2015	$534
2016	$534
2017	$534
2018	$534
Thereafter	$3,824

We review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

NOTE 11: RELATIONSHIP AND TRANSACTIONS WITH WEYERHAEUSER

As a wholly owned subsidiary of Weyerhaeuser, we have a number of general arrangements with Weyerhaeuser to facilitate our operations including, among others, a tax sharing agreement. We also have intercompany borrowing and lending arrangements.

CASH MANAGEMENT AND DEBT PAYABLE TO WEYERHAEUSER

Weyerhaeuser manages our cash balances. As part of their cash management strategies, Weyerhaeuser may choose to fund our cash needs through affiliated entities in lieu of utilizing existing third-party borrowing capacity or arranging for new borrowings, such as a credit facility, on our behalf. We have a revolving promissory note payable to Weyerhaeuser as a result of this activity. The total amounts outstanding of $832.2 million (unaudited) as of September 30, 2013, $689.6 million as of December 31, 2012 and $568.7 million as of December 31, 2011, were recorded in as debt payable to Weyerhaeuser in our consolidated balance sheet.

We paid Weyerhaeuser interest on the unpaid balance of the principal amount at rates per annum for the nine months ended September 30, 2013 and 2012 of:

•	LIBOR plus 1.70% in 2013 (1.88%) (unaudited) and

•	LIBOR plus 1.70% in 2012 (1.93%) (unaudited).

Weyerhaeuser Real Estate Company

We paid Weyerhaeuser interest on the unpaid balance of the principal amount at rates per annum for the year ended December 31, 2012, 2011 and 2010 of:

•	LIBOR plus 1.70% in 2012 (1.92%),

•	LIBOR plus 0.35% in 2011 (0.62%) and

•	LIBOR plus 0.35% in 2010 (0.62%).

Interest incurred on the intercompany borrowings for the nine months ended September 30, 2013 and 2012 was:

•	$11.4 million (unaudited) in 2013 and

•	$8.8 million (unaudited) in 2012.

Interest incurred on the intercompany borrowings for the year ended December 31, 2012, 2011 and 2010 was:

•	$12.8 million in 2012,

•	$3.4 million in 2011 and

•	$4.2 million in 2010.

The interest rate and terms of the revolving promissory note are reviewed annually. The promissory note outstanding during 2011 and 2010 expired on December 31, 2011, and was replaced with the current promissory note that was scheduled to expire on December 31, 2013. On November 15, 2013, the promissory note payable to Weyerhaeuser was extended to December 31, 2014. See Note 22: Subsequent Events for more information.

SUPPORT SERVICES

Weyerhaeuser processes our payroll and related employee benefits, and provides us with other corporate services such as corporate governance, cash management and other treasury services, administrative services (such as government relations, tax, internal audit, legal, accounting, human resources and equity-based compensation plan administration), lease of office space, aviation services and insurance coverage. We are allocated a portion of Weyerhaeuser corporate general and administrative costs on either a proportional cost basis or based on usage. Management believes the assumptions and methodologies underlying the allocation of corporate general and administrative expenses are reasonable and consistently applied over the periods presented. However, these expenses may not be indicative of the actual level of expense we would have incurred if we had operated as an independent company or of expenses expected to be incurred in the future.

Costs paid to Weyerhaeuser for allocated corporate general and administrative expenses for the nine months ended September 30, 2013 and 2012 were:

•	$18.0 million (unaudited) in 2013 and

•	$14.3 million (unaudited) in 2012.

Costs paid to Weyerhaeuser for allocated corporate general and administrative expenses for the year ended December 31, 2012, 2011 and 2010 were:

•	$20.5 million in 2012,

•	$17.3 million in 2011 and

•	$16.0 million in 2010.

Both the direct and allocated costs are reported in our consolidated statement of operations and, as appropriate, are accrued in our consolidated balance sheet.

Weyerhaeuser Real Estate Company

TAX ALLOCATION AGREEMENT

We are included in the Weyerhaeuser NR Company consolidated federal income tax return and certain state income tax filings. Note 21: Income Taxes provides more information about our income taxes and relationship with Weyerhaeuser.

Our income taxes paid to (received from) Weyerhaeuser NR Company for the nine months ended September 30, 2013 and 2012 was:

•	$1.3 million (unaudited) in 2013 and

•	($19.9) million (unaudited) in 2012.

Our income taxes paid to (received from) Weyerhaeuser NR Company for the year ended December 31, 2012, 2011 and 2010 was:

•	($20.7) million in 2012,

•	$13.3 million in 2011 and

•	($266.3) million in 2010.

Income taxes received in 2010 primarily related to tax benefits realized in 2009 for net operating loss carrybacks.

PARTICIPATION IN WEYERHAEUSER EMPLOYEE BENEFIT ARRANGEMENTS

We participate in Weyerhaeuser’s qualified pension, defined contribution and deferred compensation plans, as well as share-based compensation plans for employees and key executive officers. Note 14: Weyerhaeuser Employee Benefit Plans and Note 15: Weyerhaeuser Share-Based Compensation describe our participation in these plans.

OUR RELATED PARTY BALANCES ON OUR CONSOLIDATED BALANCE SHEETS

Our balances with Weyerhaeuser were:

DOLLAR AMOUNTS IN THOUSANDS
	(UNAUDITED) SEPTEMBER 30, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Assets:
Income tax receivable from Weyerhaeuser	$—	$14	$21,825
Liabilities:
Accounts payable to Weyerhaeuser	$14,631	$18,661	$10,558
Income tax payable to Weyerhaeuser	$3,135	$—	$—
Debt payable to Weyerhaeuser	$832,198	$689,553	$568,743

NOTE 12: DEBT AND REVOLVING LINES OF CREDIT

This note provides details about our:

•	Debt payable to third parties and the portion due within one year,

•	Lines of credit, and

•	Other letters of credit and surety bonds.

Weyerhaeuser Real Estate Company

DEBT PAYABLE TO THIRD PARTIES

Our debt payable to third parties includes notes, bonds and other borrowings payable to unrelated parties. Also see Note 11: Relationship and Transactions with Weyerhaeuser for information regarding debt payable to Weyerhaeuser. The following table lists our debt payable to third parties by type and interest rates as of the end of the last two years and as of September 30, 2013 and identifies the portion of debt due within one year:

DOLLAR AMOUNTS IN THOUSANDS
	(UNAUDITED) SEPTEMBER 30, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Medium-term notes due 2013, weighted average rate of 6.14% at September 30, 2013 and December 31, 2012 and 2011	$69,000	$69,000	$69,000
Medium-term notes due 2012-2014, weighted average rate of 6.22% at September 30, 2013 and December 31, 2012 and 6.13% at December 31, 2011	15,000	15,000	188,300
Bond due 2027, variable rate of 0.11% at September 30, 2013, 0.25% at December 31, 2012 and 0.17% at December 31, 2011	25,255	25,255	25,255
Other	—	—	5

Total	109,255	$109,255	$282,560

Portion due within one year	$69,000	$69,000	$175,800

Our debt is expected to be funded through cash from operations and additional borrowings from Weyerhaeuser.

Amounts of debt due annually for the fourth quarter of 2013, the next five years and the total due thereafter:

DOLLAR AMOUNTS IN THOUSANDS
	(UNAUDITED) AS OF SEPTEMBER 30, 2013
Fourth Quarter of 2013		$69,000
2014		$15,000
2015		$—
2016		$—
2017		$—
2018	$
Thereafter		$25,255

Some of our debt agreements require us to maintain a minimum capitalization and limit our senior debt, but there are no covenants that materially restrict how we conduct business. At September 30, 2013, we believe we were in compliance with these financial covenants.

In October 2013, we notified the trustee that we intended to prepay the $25.3 million in outstanding bonds and that payment occured on November 15, 2013. In addition, we elected to repay the $15.0 million medium-term notes due in 2014 and the payment occurred on December 10, 2013. We incurred a loss on early repayment of approximately $0.6 million which was recorded in the fourth quarter of 2013. The $69.0 million medium-term notes were due and paid on December 16, 2013. As of the date of this filing, all third-party debt outstanding as of September 30, 2013 had been repaid. See Note: 22 Subsequent Events for additional information.

Weyerhaeuser Real Estate Company

OUR LINES OF CREDIT

In June 2011, we entered into a $1.0 billion 4-year Revolving Credit Facility Agreement jointly with Weyerhaeuser, which was set to expire in June 2015. During September 2013, we entered into a new $1.0 billion 5-year senior unsecured revolving credit facility jointly with Weyerhaeuser that expires in September 2018. This replaces the $1 billion revolving credit facility that was set to expire in June 2015. We may borrow up to $50 million under this credit facility. Neither we nor Weyerhaeuser guarantees the other’s borrowings under this facility. Borrowings are at LIBOR plus a spread or at other interest rates mutually agreed upon between the borrower and the lending banks. We did not have any borrowings outstanding under this credit line as of September 30, 2013, December 31, 2012 or December 31, 2011. As of September 30, 2013 we were in compliance with the credit facility covenants. See Note: 22 Subsequent Events for additional information regarding our lines of credit.

NOTE 13: FAIR VALUE OF FINANCIAL INSTRUMENTS

This note provides information about the fair value of our:

•	debt payable to third parties and

•	other financial instruments.

The estimated fair values and carrying values of our receivables and debt as of September 30, 2013 and December 31, 2012 and 2011 were as follows:

DOLLAR AMOUNTS IN THOUSANDS
	(UNAUDITED) SEPTEMBER 30, 2013		DECEMBER 31, 2012		DECEMBER 31, 2011
	CARRYING VALUE	FAIR VALUE (LEVEL 2)	CARRYING VALUE	FAIR VALUE (LEVEL 2)	CARRYING VALUE	FAIR VALUE (LEVEL 2)
Receivables	$76,885	$74,887	$72,053	$71,923	$40,612	$40,020
Debt payable to third parties	$109,255	$110,471	$109,255	$111,650	$282,560	$288,295

To estimate the fair value of debt, we used the following valuation approaches:

•	market approach—based on quoted market prices we received for the same types and issues of our debt; or

•	income approach—based on the discounted value of the future cash flows using market yields for the same type and comparable issues of debt.

The inputs to these valuations are based on market data obtained from independent sources or information derived principally from observable market data. The difference between the fair value and the carrying value represents the theoretical net premium or discount we would pay or receive to retire all debt at the measurement date. Changes in market rates of interest affect the fair value of our fixed rate debt.

The fair value of our notes and contracts receivable is based on the discounted value of the expected future cash flows using current rates for similar receivables.

The fair value estimates for notes and contracts receivable and debt represent Level 2 valuations under the fair value hierarchy, as the inputs to these valuations are based on market data obtained from independent sources or information derived principally from observable market data.

Weyerhaeuser Real Estate Company

We believe that the carrying values of our cash, accounts receivable, deposits, accounts payable and accrued liabilities approximate fair value due to their short-term nature and liquidity, and our management has the ability to cancel our deposits on real estate under option or contract at any time.

More details about our debt are in Note 12: Debt and Revolving Lines of Credit.

NOTE 14: WEYERHAEUSER EMPLOYEE BENEFIT PLANS

We participate in several employee benefit arrangements sponsored by Weyerhaeuser.

This note provides details about our participation in Weyerhaeuser’s:

•	qualified pension plan

•	nonqualified pension plan

•	postretirement benefit plan

•	defined contribution plan and

•	deferred compensation plan.

WEYERHAEUSER QUALIFIED PENSION PLAN

The Weyerhaeuser Pension Plan is a qualified pension plan under the Internal Revenue Code. Salaried employees receive benefits based on each employee’s highest monthly earnings over five consecutive years during the final ten years of employment.

We have not recorded any liabilities associated with this plan; nor do we directly contribute to the plan. Weyerhaeuser is the plan sponsor and maintains both the plan and the related obligations. Our consolidated statement of operations includes allocated pension service cost and settlement or curtailment components of Weyerhaeuser’s net periodic pension cost that are directly related to our employees. We reimburse Weyerhaeuser for these allocated costs on a monthly basis.

Our participation in the Weyerhaeuser qualified pension plan resulted in the following allocated charges:

DOLLAR AMOUNTS IN THOUSANDS
	NINE MONTHS ENDED		YEAR ENDED
	(UNAUDITED) SEPTEMBER 30, 2013	(UNAUDITED) SEPTEMBER 30, 2012	DECEMBER 31, 2012	DECEMBER 31, 2011	DECEMBER 31, 2010
Allocated pension charges:
Qualified pension service cost	$2,835	$2,448	$3,264	$2,891	$2,771
Qualified pension curtailment	—	—	—	264	437

Total	$2,835	$2,448	$3,264	$3,155	$3,208

The funded status of the Weyerhaeuser Pension Plan, EIN Pension Plan Number 91-0470860, is at least 80% based on the accumulated benefit obligation and the total plan assets as of December 31, 2012 and 2011. We have not made, and are not required to make, any contributions to the plan and have not had a surcharge imposed. Weyerhaeuser voluntarily made contributions totaling $150.0 million to the plan in 2010. No contributions were required for any of the periods presented above.

Weyerhaeuser Real Estate Company

WEYERHAEUSER NONQUALIFIED PENSION PLAN

Weyerhaeuser’s nonqualified pension plan provides additional pension benefits to a select group of employees based upon compensation levels, but is not a qualified plan under the Internal Revenue Code. Weyerhaeuser does not allocate costs of the nonqualified plan to us.

WEYERHAEUSER POSTRETIREMENT BENEFIT PLAN

Weyerhaeuser’s postretirement benefit plan provides health care and life insurance benefits for certain retired employees. Eligibility for and our contribution toward these benefits depends on whether employees met retirement eligibility as of December 31, 2009. Further, effective July 1, 2012, salaried employees who were not eligible for retirement or who qualified but continued working past June 30, 2012, no longer have access to postretirement benefits. For the postretirement benefit plan, we are only charged for our portion of plan settlements and curtailments. Weyerhaeuser did not have any postretirement plan settlements or curtailment charges for any of the periods presented above.

WEYERHAEUSER DEFINED CONTRIBUTION PLAN

Weyerhaeuser’s defined contribution plan is a tax-qualified employee savings, retirement and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). Under the 401(k) Plan, eligible employees may elect to defer a portion of their current compensation, up to certain statutorily prescribed annual limits, and make corresponding periodic contributions into the 401(k) Plan. We provide a match of a certain percentage of the employee’s overall contribution.

We recognized the following defined contribution expense for the nine months ended September 30, 2013 and 2012:

•	$1.1 million (unaudited) in 2013 and

•	$1.0 million (unaudited) in 2012.

We recognized the following defined contribution expense for the year ended December 31, 2012, 2011 and 2010:

•	$1.3 million in 2012,

•	$1.3 million in 2011 and

•	$0.7 million in 2010

Effective May 1, 2009, Weyerhaeuser temporarily suspended the company match for the defined contribution plan. The suspension was lifted in July 2010.

WEYERHAEUSER DEFERRED COMPENSATION PLAN

Certain employees are eligible to participate by either direct deferrals into the Weyerhaeuser Deferred Compensation Plan or through mandatory deferrals under the WRECO Management Short-Term Incentive Plan. Mandatory deferrals have a minimum deferral period for two years. Certain eligible employees may defer into stock equivalent units or interest bearing accounts. Stock equivalent units are liability-classified awards that are re-measured to fair value at each reporting date. We settle all deferred compensation accounts in cash.

Our accrued liability for deferred compensation was:

•	$27.1 million (unaudited) as of September 30, 2013,

•	$27.9 million as of December 31, 2012, and

•	$28.4 million as of December 31, 2011

Weyerhaeuser Real Estate Company

The accrued liability for deferred compensation is included in accrued payroll liabilities on our consolidated balance sheet.

NOTE 15: WEYERHAEUSER SHARE-BASED COMPENSATION

Weyerhaeuser has certain share-based compensation plans for employees and key executive officers. Under these plans, Weyerhaeuser Company grants stock options, restricted stock units, and performance share units. Stock options entitle award recipients to purchase shares of Weyerhaeuser Company’s common stock at a fixed exercise price. Restricted stock units and performance share units entitle the holder to shares of Weyerhaeuser Company stock as the award vests and, in the case of performance awards, as performance conditions are met.

Our share-based compensation expense for the nine months ended September 30, 2013 and 2012 was:

•	$3.7 million (unaudited) in 2013 and

•	$2.9 million (unaudited) in 2012.

Our share-based compensation expense for the year ended December 31, 2012, 2011 and 2010 was:

•	$3.9 million in 2012,

•	$3.0 million in 2011 and

•	$2.7 million in 2010.

As of September 30, 2013, our unrecognized share-based compensation cost was $9.5 million (unaudited) related to nonvested equity-classified share-based compensation arrangements—expected to be recognized over a weighted-average period of approximately 1.60 years.

Our total income tax benefit from share-based awards for the nine months ended September 30, 2013 and 2012 was:

•	$1.4 million (unaudited) in 2013 and

•	$1.1 million (unaudited) in 2012.

Our total income tax benefit from share-based awards for the year ended December 31, 2012, 2011 and 2010 was:

•	$1.4 million in 2012,

•	$1.1 million in 2011 and

•	$1.0 million in 2010.

Tax benefits for share-based awards are accrued as stock compensation expense is recognized. Tax benefits on share-based awards are realized when:

•	restricted stock units vest,

•	performance share units vest, and

•	stock options are exercised.

When actual tax benefits realized exceed the tax benefits accrued for share-based awards, we realize an excess tax benefit. We report the excess tax benefit of share-based awards as financing cash inflows rather than operating cash inflows. We had excess tax benefits of $1.7 million (unaudited) for the nine months ended September 30, 2013, $0.9 million (unaudited) for the nine months ended September 30, 2012, $1.2 million for the year ended December 31, 2012, $0.8 million for the year ended December 31, 2011 and $0.2 million for the year ended December 31, 2010.

Weyerhaeuser Real Estate Company

WEYERHAEUSER STOCK OPTIONS

Stock option awards are granted with an exercise price equal to the market price of Weyerhaeuser Company’s stock at the date of grant. Stock option awards generally vest ratably over four years of continuous service and have a 10-year contractual term. For awards granted in 2013, 2012 and 2011, awards will generally vest upon retirement for employees who retire at age 62 or older, but stop vesting for other voluntary terminations, including early retirement prior to age 62. The share-based compensation expense for individuals meeting the retirement eligibility requirements is recognized over a required service period that is less than the stated four-year vesting period.

We estimate the fair value of each stock option award on the date of grant using a Black-Scholes option valuation model.

The weighted average assumptions we used in estimating the value of stock options granted during the nine months ended September 30, 2013, and the year ended December 31, 2012, 2011 and 2010 were as follows:

	(UNAUDITED) 2013 GRANTS	2012 GRANTS	2011 GRANTS	2010 GRANTS
Expected volatility	38.00%	40.41%	38.56%	37.62%
Expected dividends	2.23%	2.94%	2.48%	0.51%
Expected term (in years)	4.97	5.33	5.73	5.16
Risk-free rate	0.92%	1.01%	2.65%	2.52%
Weighted average grant date fair value	$8.40	$5.72	$7.54	$5.28

The expected volatility of Weyerhaeuser Company’s stock was based on historical volatilities and implied volatility from traded options on Weyerhaeuser Company’s stock. The expected term of the options was based on a Monte-Carlo simulation which considers optionee termination and exercise behaviors. The risk-free interest rate was based on the U.S. Treasury yield curve at the time of grant over a period matching the expected term of the option.

The following table shows our stock option unit activity for the year ended December 31, 2012 and the nine months ended September 30, 2013:

	OPTIONS (IN THOUSANDS)	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (IN YEARS)	AGGREGATE INTRINSIC VALUE (IN THOUSANDS)
Outstanding at December 31, 2011	2,995	$22.14	5.89	$4,911
Granted	325	$20.42
Exercised	(621)	$18.67
Forfeited or expired	(54)	$22.65

Outstanding at December 31, 2012	2,645	$22.73	5.46	$10,989
Granted (unaudited)	329	$30.54
Exercised (unaudited)	(547)	$21.44
Forfeited or expired (unaudited)	(49)	$25.65

Outstanding at September 30, 2013 (unaudited)	2,378	$24.05	5.56	$12,295

Exercisable at September 30, 2013 (unaudited)	1,554	$24.03	4.13	$7,950

Weyerhaeuser Real Estate Company

WEYERHAEUSER RESTRICTED STOCK UNITS

Restricted stock unit awards are granted with a fair value equal to the market price of Weyerhaeuser Company’s stock at the date of grant. Restricted stock unit awards generally vest ratably over four years of continuous service. Award provisions require an accelerated vesting schedule in the event of retirement eligibility or involuntary termination. As restricted stock units vest, a portion of the shares awarded is withheld to cover employee taxes. As a result, the number of restricted stock units vested and the number of Weyerhaeuser common shares issued will differ.

The following table shows our restricted stock unit activity for the year ended December 31, 2012 and the nine months ended September 30, 2013:

	STOCK UNITS (IN THOUSANDS)	WEIGHTED AVERAGE GRANT-DATE FAIR VALUE
Nonvested at December 31, 2011	132	$24.09
Granted	111	$20.42
Vested	(37)	$24.43
Forfeited	—	$—

Nonvested at December 31, 2012	206	$22.05
Granted (unaudited)	112	$30.55
Vested (unaudited)	(62)	$22.35
Forfeited (unaudited)	—	$—

Nonvested at September 30, 2013 (unaudited)	256	$25.69

Nonvested restricted stock units accrue dividends that are paid out by Weyerhaeuser when restricted stock units vest. Any restricted stock units forfeited will not receive dividends.

WEYERHAEUSER PERFORMANCE SHARE UNITS

As part of our long-term incentive compensation strategy intended to tie executive compensation more closely to company performance, we granted a target number of performance share units to select executives in 2013, 2012 and 2011. These share-based awards will be paid in the form of shares of Weyerhaeuser Company stock—to the extent earned through Weyerhaeuser Company performance against financial goals—over a four-year vesting period. Performance share unit awards generally vest 50 percent, 25 percent and 25 percent on the second, third and fourth anniversaries of the grant date, respectively, as long as the participant remains employed by the company. Awards are forfeited upon termination of employment, except in the event of involuntary termination or retirement where award provisions require an accelerated vesting schedule based on the length of employment after grant date. As performance share units vest, a portion of the shares awarded will be withheld to cover employee taxes. As a result, the number of performance share units vested and the number of Weyerhaeuser common shares issued will differ.

Weyerhaeuser Real Estate Company

The weighted average assumptions we used in estimating the value of performance share units granted during the nine months ended September 30, 2013, and the year ended December 31, 2012 and 2011 were as follows:

	(UNAUDITED) 2013 GRANTS	2012 GRANTS	2011 GRANTS
Performance period	1/1/2013 – 9/30/2013	1/1/2012 – 12/31/2013	1/1/2011 – 12/31/2012
Valuation date closing stock price	$30.48	$20.56	$24.32
Expected dividends	2.23%	2.92%	0.82%
Risk-free rate	0.09% – 0.46%	0.08% – 0.32%	0.12% – 0.80%
Volatility	22.09 – 29.57%	34.86% – 34.66%	28.65% – 35.74%

The following table shows our performance share unit activity for the year ended December 31, 2012 and nine months ended September 30, 2013:

	2013 GRANTS (IN THOUSANDS)	2012 GRANTS (IN THOUSANDS)	2011 GRANTS (IN THOUSANDS)	TOTAL GRANTS (IN THOUSANDS)	WEIGHTED AVERAGE GRANT-DATE FAIR VALUE
Nonvested at December 31, 2011	—	—	11	11	$27.30
Granted at target	—	12	—	12	$21.73
Performance adjustment	—	2	3	5	$24.38

Nonvested at December 31, 2012	—	14	14	28	$24.38
Granted at target (unaudited)	12	—	—	12	$31.59
Vested (unaudited)	—	—	7	7	$27.30

Nonvested at September 30, 2013	12	14	7	33	$26.33

For 2013, 2012 and 2011 grants, the number of shares earned are based on financial metrics related to Weyerhaeuser Company cash flows and total shareholder return (TSR).

For 2012 grants, Weyerhaeuser exceeded the cash flow target, resulting in an initial number of shares earned equal to 122 percent of target. The ultimate number of performance shares earned may be adjusted when the Weyerhaeuser TSR performance period is completed. The Weyerhaeuser TSR component could modify the initial number of shares earned up or down by 20 percent.

For 2011 grants, Weyerhaeuser exceeded the cash flow target, resulting in an initial number of shares earned equal to 105 percent of target. Because Weyerhaeuser’s two-year TSR ranking was greater than the 75th percentile, the initial number of shares granted increased by 20 percent.

No performance share units were awarded in 2010.

NOTE 16: COMMITMENTS AND CONTINGENT LIABILITIES

LEGAL PROCEEDINGS

We are party to legal matters generally incidental to our business. The outcome of any legal proceeding:

•	is subject to a great many variables and

•	cannot be predicted with any degree of certainty.

Weyerhaeuser Real Estate Company

However, whenever probable losses from litigation could reasonably be determined—we believe that we have established adequate reserves. In addition, we believe the ultimate outcome of the legal proceedings:

•	could have a material adverse effect on our results of operations, cash flows or financial position in any given quarter or year; but

•	will not have a material adverse effect on our long-term results of operations, cash flows or financial position.

We, and one of our subsidiaries, along with its joint venture members and their respective parent companies, were defendants in lawsuits litigated in Nevada. The plaintiffs (lender groups and one joint venture member) sought damages on the basis of enforcement of guaranties and other related claims regarding South Edge, LLC (South Edge), a large Nevada-based land acquisition and residential development venture. South Edge was put into involuntary bankruptcy by the lenders in February 2011. In October 2011, a plan of reorganization for South Edge was confirmed by the bankruptcy court. The confirmed plan of reorganization provided for the formation of a new joint venture, Inspirada Builders, LLC (Inspirada), a cash settlement to the lenders and the developer, acquisition of land by Inspirada, and settlement of all claims against us and other settling members of the joint ventures by the plaintiffs. Inspirada continues to hold title to the land, which is expected to be distributed to the individual members. We also recorded an investment in Inspirada based on the estimated fair value of the land we expect to receive. We recognized increases to earnings of $0.9 million (unaudited) in the nine months ended September 30, 2013, $2.1 million in the year ended December 31, 2012 and $6.5 million in the year ended December 31, 2011 as a result of reversing previous accruals for this matter and recognizing the value of land expected to be received from the settlement, which are reflected as a reduction of costs and expenses for land and lots in the accompanying consolidated statement of operations. During 2011, we made payments of $32.1 million in settlement of these claims, which had been fully accrued in a prior year.

OPERATING LEASES

We have operating leases for:

•	office space, other buildings and equipment;

•	model homes; and

•	real estate ground leases.

Office Space, Buildings and Equipment

Our rent expense for office space, buildings and equipment for the nine months ended September 30, 2013 and 2012 was:

•	$4.0 million (unaudited) in 2013 and

•	$4.0 million (unaudited) in 2012.

Our rent expense for office space, buildings and equipment for the year ended December 31, 2012, 2011 and 2010 was:

•	$5.4 million in 2012,

•	$5.7 million in 2011 and

•	$6.1 million in 2010

Weyerhaeuser Real Estate Company

Our operating lease commitments for office space and other buildings and equipment for the fourth quarter of 2013, the next five years and thereafter are as follows:

DOLLAR AMOUNTS IN THOUSANDS
(UNAUDITED) AS OF SEPTEMBER 30, 2013
Fourth Quarter of 2013	$2,151
2014	$7,086
2015	$5,489
2016	$5,241
2017	$4,216
2018	$2,571
Thereafter	$9,600

Our minimum sublease rental income due to us in future periods under noncancellable sublease arrangements for office space and other buildings and equipment for the fourth quarter of 2013, the next five years and thereafter are as follows:

DOLLAR AMOUNTS IN THOUSANDS
(UNAUDITED) AS OF SEPTEMBER 30, 2013
Fourth Quarter of 2013	$460
2014	$727
2015	$380
2016	$374
2017	$267
2018	$94
Thereafter	$0

Model Homes

As part of our model home activities, we sell selected model homes to third parties at fair value and lease them back at market lease payments for periods approximating six months to three years.

Our rent expense for model homes for the nine months ended September 30, 2013 and 2012 was:

•	$0.5 million (unaudited) in 2013 and

•	$0.7 million (unaudited) in 2012.

Our rent expense for model homes for the year ended December 31, 2012, 2011 and 2010 was:

•	$0.9 million in 2012,

•	$2.1 million in 2011 and

•	$3.7 million in 2010.

Weyerhaeuser Real Estate Company

Our model home lease commitments as of September 30, 2013 were:

DOLLAR AMOUNTS IN THOUSANDS
(UNAUDITED) AS OF SEPTEMBER 30, 2013
Fourth Quarter of 2013	$130
2014	$408

Ground Leases

In 1987, we obtained two 55-year ground leases of commercial property that provided for three renewal options of ten years each and one 45-year renewal option. We exercised the three 10-year extensions on one of these ground leases extending the lease through 2071. The commercial buildings on these properties have been sold and the ground leases have been sublet to the buyers.

For one of these leases, we are responsible for making lease payments to the land owner, and we collect sublease payments from the buyers of the buildings. Our lease commitments under this ground lease, which extends through 2071, were:

DOLLAR AMOUNTS IN THOUSANDS
(UNAUDITED) AS OF SEPTEMBER 30, 2013
Fourth Quarter of 2013	$537
2014	$2,150
2015	$2,150
2016	$2,150
2017	$2,150
2018	$2,150
Thereafter	$79,664

This ground lease has been subleased through 2041 to the buyers of the commercial buildings. Our lease commitments through 2041 total $60.7 million as of September 30, 2013 and are fully offset by sublease receipts under the noncancellable subleases.

For the second lease, the buyers of the buildings are responsible for making lease payments directly to the land owner. However, we have guaranteed the performance of the buyers/lessees. As of September 30, 2013, guaranteed future payments on the lease, which expires in 2041, were $12.0 million.

LETTERS OF CREDIT AND SURETY BONDS

Our contingent liabilities are customary for a contractor to satisfactorily complete construction projects. In the normal course of business, we provide standby letters of credit and performance bonds as security that we will fulfill our contractual obligations. The amounts of letters of credit and surety bonds we have entered into as of September 30, 2013 and December 31, 2012 and 2011 are included in the following table:

DOLLAR AMOUNTS IN THOUSANDS
	(UNAUDITED) SEPTEMBER 30, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Letters of credit	$4,316	$4,165	$10,994
Surety bonds	$270,699	$261,484	$264,425

Weyerhaeuser Real Estate Company

Estimated costs to complete the work covered by the surety bonds as of September 30, 2013 are approximately $136 million.

NOTE 17: OTHER ACCRUED LIABILITIES

Other accrued liabilities were comprised of the following:

DOLLAR AMOUNTS IN THOUSANDS
	(UNAUDITED) SEPTEMBER 30, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Estimated cost for completion	$44,511	$33,567	$24,082
Warranty reserves	23,996	24,485	26,404
Customer deposits	19,407	7,664	5,303
Other	28,590	28,289	29,738

Total	$116,504	$94,005	$85,527

Estimated cost for completion reflects an accrual for future development costs. As discussed in Note 1: Summary of Significant Accounting Policies—Inventory, land and lot development costs allocated to inventory and expensed as the sale of inventory closes and delivery occurs includes an allocation of future development costs expected to be incurred over the life of a community. If total costs expensed through cost of sales for a community exceed actual costs incurred to date, an accrual is required and is recorded as estimated cost for completion.

Warranty reserves are accrued as home deliveries occur. Our warranty reserves on homes delivered will vary based on product type and geographic area and also depending on state and local laws. The warranty reserve is included in other accrued liabilities on our consolidated balance sheet and represents expected future costs based on our historical experience over previous years. Estimated warranty costs are charged to cost and expenses in the period in which the related single-family home sales revenue is recognized. The change in our warranty reserves were:

DOLLAR AMOUNTS IN THOUSANDS
	NINE MONTHS ENDED		YEAR ENDED
	(UNAUDITED) SEPTEMBER 30, 2013	(UNAUDITED) SEPTEMBER 30, 2012	DECEMBER 31, 2012	DECEMBER 31, 2011	DECEMBER 31, 2010
Warranty reserves, beginning of year	$24,485	$26,404	$26,404	$25,368	$27,517
Reserve charges and adjustments	6,878	4,573	7,605	9,167	6,772
Payments	(7,367)	(6,869)	(9,524)	(8,131)	(8,921)

Warranty reserves, end of period	$23,996	$24,108	$24,485	$26,404	$25,368

We carry insurance that covers certain warranty expenditures at Pardee. We record expected recoveries from insurance carriers when proceeds are probable and estimable. Outstanding insurance recoveries receivable, a portion of which relates to the warranty liability, were $12.5 million (unaudited) as of September 30, 2013, $13.7 million as of December 31, 2012, and $13.8 million as of December 31, 2011. Warranty receivables can be found in Note 4: Receivables.

NOTE 18: SHAREHOLDER’S INTEREST

This note provides details about our preferred shares and common shares.

Weyerhaeuser Real Estate Company

Preferred Shares

We had no preferred shares outstanding as of September 30, 2013, December 31, 2012 or December 31, 2011. However, we have authorization to issue 10 million preferred shares with a par value of $1.00 per share. We may issue preferred shares at one time or through a series of offerings. The shares may have varying rights that can include:

•	the dividend rates,

•	redemption rights,

•	amount payable upon voluntary or involuntary liquidation,

•	sinking fund provisions,

•	conversion terms and

•	voting rights

When issued, the outstanding preferred shares rank senior to outstanding common shares. That means preferred shares would receive dividends and assets available on liquidation before any payments are made to common shares.

Common Shares

We had 1.0 million common shares issued and outstanding at September 30, 2013, December 31, 2012 and 2011 with a par value of $4.00 per share. No common share dividends have been declared by our Board of Directors during the nine months ended September 30, 2013 or the three years ended December 31, 2012.

Cumulative Other Comprehensive Income

We had no cumulative other comprehensive income during the nine months ended September 30, 2013 or the three years ended December  31, 2012.

NOTE 19: REAL ESTATE AND INVESTMENT IMPAIRMENTS AND CHARGES

The following table shows our real estate and investment impairments and charges:

DOLLAR AMOUNTS IN THOUSANDS
	NINE MONTHS ENDED		YEAR ENDED
	(UNAUDITED) SEPTEMBER 30, 2013	(UNAUDITED) SEPTEMBER 30, 2012	DECEMBER 31, 2012	DECEMBER 31, 2011	DECEMBER 31, 2010
Impairments of homebuilding assets and related charges:
Impairments, homebuilding inventory	$592	$626	$735	$9,751	$12,749
Write-off of pre-acquisition costs	653	2,289	2,856	1,268	1,995

Total impairments of homebuilding assets and related charges	1,245	2,915	3,591	11,019	14,744
Impairments of investments and other related charges	—	—	—	(47)	1,724

Total	$1,245	$2,915	$3,591	$10,972	$16,468

Weyerhaeuser Real Estate Company

Impairments of homebuilding assets and related charges relate primarily to projects or communities held for development. Within a community that is held for development, there may be individual homes or parcels of land that are currently held for sale. Impairment charges recognized as a result of adjusting individual held-for-sale assets within a community to estimated fair value less cost to sell are also included in the total impairment charges above.

In addition to owning land and residential lots, we also have option agreements to purchase land and lots at a future date. We have option deposits and capitalized pre-acquisition costs associated with the optioned land and lots. When the economics of a project no longer support acquisition of the land or lots under option, we may elect not to move forward with the acquisition. Option deposits and capitalized pre-acquisition costs associated with the assets under option may be forfeited at that time. Charges for such forfeitures are reported as write-off of pre-acquisition costs.

The following table provides information about our homebuilding assets with impairments:

DOLLAR AMOUNTS IN THOUSANDS
	NINE MONTHS ENDED	YEAR ENDED
	(UNAUDITED) SEPTEMBER 30, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011	DECEMBER 31, 2010
Total homebuilding impairment charges	$592	$735	$9,751	$12,749
Fair value measurements using:
Quoted prices in active markets for identical assets (Level 1)	N/A	N/A	N/A	N/A
Significant other observable inputs (Level 2)	$1,239	$1,184	$4,722	$6,329
Significant unobservable inputs (Level 3)	N/A	N/A	13,981	11,303

Total adjusted book value as of the end of the period	$1,239	$1,184	$18,703	$17,632

Total impairment charges include impairments of certain assets that were disposed of during the period. Impaired book values at September 30, 2013, and December 31, 2012, 2011 and 2010, only include assets that were impaired during the period and that remain on our balance sheet as of the end of the period.

We use the market approach to determine fair value of our assets when information for comparable assets is available. This approach is commonly used for completed inventory and individual assets for sale. We typically use:

•	sales prices for comparable assets,

•	market studies,

•	appraisals, or

•	legitimate offers.

We generally use the income approach to determine fair value of real estate for our inactive projects and assets in process of development. The fair value measurement is based on the value indicated by current market expectations regarding future estimated cash inflows and outflows.

The significant unobservable inputs considered in our Level 3 valuations are discounted future cash flows of the projects. We use present value techniques based on discounting the estimated cash flows using a rate commensurate

Weyerhaeuser Real Estate Company

with the inherent risk associated with the assets and related estimated cash flow streams. The estimated future cash flows are affected by community-specific factors that include:

•	estimates and timing of future revenues;

•	estimates and timing of future land development, materials, labor and contractor costs;

•	community location and desirability, including availability of schools, retail, mass transit and other services;

•	local economic and demographic trends regarding employment, new jobs and taxes;

•	competitor presence, product types, future competition, pricing, incentives and discounts; and

•	land availability, number of lots we own or control, entitlement restrictions and alternative uses.

Discount rates applied to the estimated future cash flows of our homebuilding assets ranged from 15 percent to 18 percent for 2011 and 2010. There were no Level 3 valuations in 2012 or 2013.

NOTE 20: OTHER INCOME (EXPENSE), NET

Other income (expense), net can fluctuate from year to year and includes:

•	both recurring and occasional income and expense items

•	interest income, and

•	interest expense, net of amounts capitalized.

VARIOUS INCOME AND EXPENSE ITEMS INCLUDED IN OTHER INCOME (EXPENSE), NET

DOLLAR AMOUNTS IN THOUSANDS
	NINE MONTHS ENDED		YEAR ENDED
	(UNAUDITED) SEPTEMBER 30, 2013	(UNAUDITED) SEPTEMBER 30, 2012	DECEMBER 31, 2012	DECEMBER 31, 2011	DECEMBER 31, 2010
Interest income	$2,601	$1,300	$1,692	$1,448	$758
Interest expense, net of amounts capitalized	(2,206)	(4,093)	(4,979)	(2,216)	(2,383)
Other, net	1,344	845	1,711	1,217	1,468

Total	$1,739	$(1,948)	$(1,576)	$449	$(157)

NOTE 21: INCOME TAXES

This note provides details about our income taxes applicable to continuing operations:

•	method used for allocating income taxes,

•	earnings before income taxes,

•	provision for income taxes,

•	effective income tax rate,

•	deferred tax assets and liabilities, and

•	unrecognized tax benefits.

Weyerhaeuser Real Estate Company

METHOD USED FOR ALLOCATING INCOME TAXES

Income taxes are allocated to us using the pro rata method, which means our tax provisions and resulting income tax receivable from or payable to Weyerhaeuser NR Company represent the income tax amounts allocated to us on pro rata share method based upon our actual results. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards which exist for Weyerhaeuser NR Company and are attributable to our operations.

If we were to calculate income taxes using the separate return method, there would be no change to our income tax provision, and our balance sheet as of December 31, 2012 would reflect an additional deferred tax asset in the amount of $17 million for federal net operating losses and credit carryforwards. The deferred tax asset calculated under the separate return method would be recorded as an adjustment to capital for the hypothetical contribution for the difference between the amount received under the tax allocation agreement and the hypothetical settlement based on the separate return method. We believe it is more likely than not that we would have sufficient future taxable income on a separate return basis during the carryforward period in order to fully realize any net operating loss or credit carryforwards calculated using the separate return method; therefore, a valuation allowance would not be recorded against this amount.

EARNINGS BEFORE INCOME TAXES

EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES

DOLLAR AMOUNTS IN THOUSANDS
	YEAR ENDED
	DECEMBER 31, 2012	DECEMBER 31, 2011	DECEMBER 31, 2010
Earnings from continuing operations before taxes	$99,629	$54,272	$85,871

INCOME TAX EXPENSE

INCOME TAX EXPENSE FROM CONTINUING OPERATIONS

DOLLAR AMOUNTS IN THOUSANDS
	2012	2011	2010
Current:
Federal	$1,457	$(8,681)	$4,960
State	122	701	(1,147)

Total current taxes	1,579	(7,980)	3,813

Deferred:
Federal	33,446	26,934	24,837
State	3,885	379	5,092

Total deferred taxes	37,331	27,313	29,929

Total income tax expense	$38,910	$19,333	$33,742

Weyerhaeuser Real Estate Company

EFFECTIVE INCOME TAX RATE

EFFECTIVE INCOME TAX RATE APPLICABLE TO CONTINUING OPERATIONS

DOLLAR AMOUNTS IN THOUSANDS
	2012	2011	2010
U.S. federal statutory income tax	$34,870	$18,995	$30,055
State income taxes, net of federal tax impact	3,964	835	4,347
Prior year return to accrual true-up	(17)	124	210
Credits	—	(1,170)	(1,510)
Other, net	93	549	640

Total income tax expense	$38,910	$19,333	$33,742

Effective income tax rate	39.1%	35.6%	39.3%

ESTIMATED ANNUAL EFFECTIVE TAX RATE

The provision for income taxes for the nine months ended September 30, 2013 and September 30, 2012 are based on the current estimate of the annual effective tax rate adjusted to reflect the tax impact of items discrete to the quarter.

Our estimated effective income tax rates excluding discrete items were:

•	36.2 percent for the nine months ending September 30, 2013

•	36.6 percent for the nine months ending September 30, 2012

The effective rates are higher than the statutory rate primarily due to the effect of state income taxes.

Excluded from the calculation of our effective income tax rate for 2013 is a $400,000 benefit for the 2012 Energy Efficiency Credit that was not extended retroactively into law until the American Taxpayer Relief Act of 2012 was enacted in January 2013.

DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities reflect temporary differences between pretax book income and taxable income using presently enacted tax rates and laws. Deferred tax assets represent tax benefits that have already been recorded for book purposes but will be recorded for tax purposes in the future. Deferred tax liabilities represent income that has been recorded for book purposes but will be reported as taxable income in the future.

Weyerhaeuser Real Estate Company

Items Included in Our Deferred Tax Assets (Liabilities)

DOLLAR AMOUNTS IN THOUSANDS
	DECEMBER 31, 2012	DECEMBER 31, 2011
Deferred tax assets:
Impairment and other valuation reserves	$126,074	$152,559
Incentive compensation	17,742	14,520
Indirect costs capitalized	16,196	27,730
Net operating loss carryforwards (state)	47,122	49,022
Other costs and expenses	17,917	18,430

Gross deferred tax assets	225,051	262,261
Valuation allowance	(20,000)	(22,300)

Net deferred tax assets	205,051	239,961

Deferred tax liabilities:
Interest capitalized	(5,450)	(2,076)
Basis difference in inventory	(17,953)	(18,823)
Other	(2,063)	(2,167)

Deferred tax liabilities	(25,466)	(23,066)

Net deferred tax assets	$179,585	$216,895

OTHER INFORMATION ABOUT OUR DEFERRED TAX ASSETS (LIABILITIES)

Other information about our deferred income tax assets (liabilities) include:

•	net operating loss carryforwards and

•	valuation allowance

Net Operating Loss Carryforwards

As of December 31, 2012, our state net operating loss carryforward was $47.1 million, which will expire between 2013 through 2032.

Valuation Allowance

We believe it is more likely than not that we will have sufficient future taxable income to realize our deferred tax assets, with the exception of $20 million in state net operating losses for which we have recorded a valuation allowance as of December 31, 2012. The valuation allowance decreased $2.3 million from the amount reported in 2011 due to the expiration of certain state net operating loss carryforwards. We file either separate or unitary state income tax returns.

UNRECOGNIZED TAX BENEFITS

Unrecognized tax benefits represent potential future obligations to taxing authorities if uncertain tax positions we have taken on previously filed tax returns are not sustained. These amounts represent the gross amount of exposure in individual jurisdictions and do not reflect any additional benefits expected to be realized if such positions were not sustained, such as the federal deduction that could be realized if an unrecognized state deduction was not sustained. We have no unrecognized tax benefits as of September 30, 2013, December 31, 2012 or 2011.

Weyerhaeuser Real Estate Company

In accordance with our accounting policy, we would accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense.

As of December 31, 2012, our parent, Weyerhaeuser NR Company’s 2008-2010 consolidated federal income tax returns were under examination. The examination was completed during 2013.

NOTE 22: SUBSEQUENT EVENTS

We have evaluated events and transactions through January 8, 2014, the date these consolidated financial statements were issued, for items that should potentially be recognized or disclosed.

TRANSACTION AGREEMENT WITH TRI POINTE HOMES, INC.

On June 16, 2013, Weyerhaeuser announced its Board of Directors authorized the exploration of strategic alternatives with respect to WRECO. The Board indicated that it intended to consider a broad range of alternatives including, but not limited to, continuing to operate WRECO, or a merger, sale or spin-off of the business.

On November 4, 2013, Weyerhaeuser announced that they had entered into a transaction agreement dated as of November 3, 2013, with TRI Pointe Homes, Inc. (“TRI Pointe”). Pursuant to the transaction agreement, WRECO will be divested through a Reverse Morris Trust transaction and ultimately become a wholly owned subsidiary of TRI Pointe (the transaction).

DEBT AND REVOLVING LINES OF CREDIT

As a result of Weyerhaeuser’s strategic review of WRECO and the transaction agreement with TRI Pointe, the following actions were taken:

•	On October 14, 2013, we notified the trustee that we intended to prepay $25.3 million in outstanding bonds and that payment occurred on November 15, 2013.

•	On October 25, 2013, we enacted the option to elect repayment of $15.0 million of medium-term notes due in 2014 and that payment occurred on December 10, 2013. We incurred an early repayment loss of approximately $0.6 million which was recorded in the fourth quarter of 2013.

•	On November 15, 2013, our promissory note due to Weyerhaeuser was extended from December 31, 2013 to the earlier of December 31, 2014 or the closing of the Transactions.

Weyerhaeuser Real Estate Company

In addition, on December 16, 2013, the $69.0 million of medium term notes were due and paid. As a result, as of the date of this filing, all third party debt outstanding as of September 30, 2013 had been repaid.

Upon close of the transaction with TRI Pointe, which is expected to occur in the second quarter of 2014, our participation in the Revolving Credit Facility Agreement, under which we may currently borrow up to $50 million jointly with Weyerhaeuser, and our promissory note due to Weyerhaeuser will expire.

IMPAIRMENT OF EXCLUDED ASSET

Under the terms of the transaction agreement with TRI Pointe, certain assets and liabilities of WRECO and its subsidiaries will be excluded from the transaction and retained by Weyerhaeuser, including assets and liabilities relating to a large master planned community north of Las Vegas, Nevada (the “Coyote Springs Property”). The Coyote Springs Property involves operating agreements with multiple counterparties and has a current book value of approximately $360 million. This book value is included in inventory on the accompanying consolidated balance sheet and is included in land held for future use in Note 5: Inventory, as home construction, sale and related residential development of this property has been delayed pending further market recovery. In addition, Weyerhaeuser has approximately $10 million of capitalized interest on its books attributable to the Coyote Springs Property.

Following the announcement of the transaction with TRI Pointe, WRECO and Weyerhaeuser began exploring feasible strategic alternatives for the Coyote Springs Property and in late December 2013 determined that the likely alternative for the Coyote Springs Property results in an indication of impairment. Consequently, Weyerhaeuser’s management has determined that a non-cash charge, likely in excess of $300 million, should be recognized in the fourth quarter of 2013 for the impairment of the Coyote Springs Property.

DISCONTINUED OPERATIONS—WEYERHAEUSER REALTY INVESTORS, INC. (“WRI”)

On October 31, 2013, our wholly owned subsidiary, Weyerhaeuser Realty Investors, Inc., was sold to Weyerhaeuser NR Company. The assets, liabilities and results of operations for WRI have been recorded as discontinued operations in the accompanying consolidated financial statements. Cash flows of WRI remain fully consolidated in the accompanying consolidated statement of cash flows.

Assets and Liabilities of Discontinued Operations

DOLLAR AMOUNTS IN THOUSANDS
	(UNAUDITED) SEPTEMBER 30, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Assets:
Deferred tax assets	$1,826	$2,627	$4,776
Receivables, net	37	144	30
Income tax receivable from Weyerhaeuser	15,522	15,522	14,118

Total assets	$17,385	$18,293	$18,924

Liabilities:
Accounts payable and accrued liabilities	$443	$698	$1,539
Debt payable to third parties	—	—	2,500
Income tax payable to Weyerhaeuser	—	—	—

Total liabilities	$443	$698	$4,039

Weyerhaeuser Real Estate Company

Selected Income and Expense Items of Discontinued Operations

DOLLAR AMOUNTS IN THOUSANDS
	NINE MONTHS ENDED		YEAR ENDED
	(UNAUDITED) SEPTEMBER 30, 2013	(UNAUDITED) SEPTEMBER 30, 2012	DECEMBER 31, 2012	DECEMBER 31, 2011	DECEMBER 31, 2010
Land and lots revenue	$—	$—	$—	$—	$681
Equity in earnings of unconsolidated entities	$—	$(50)	$(37)	$729	$9,216
Impairments and related charges, investments	$—	$—	$—	$(206)	$(1,276)
Earnings before income taxes	$597	$329	$487	$115	$7,213
Income tax expense (benefit)	$213	$122	$(275)	$(474)	$2,557
Discontinued operations, net of income taxes	$384	$207	$762	$589	$4,656

During 2013, we received tax payments of $15.5 million from Weyerhaeuser. On October 31, 2013, Weyerhaeuser NR acquired WRI for $3.6 million, which represents the estimated fair value of WRI based on a discounted cash flow analysis. The purchase price was recorded as a reduction in our debt payable to Weyerhaeuser. The transaction resulted in a net gain to WRECO of approximately $1.9 million, which was recognized in the fourth quarter of 2013.

APPENDIX A: DESCRIPTION OF TRI POINTE

BUSINESS

As used in this appendix, unless the context otherwise requires or indicates, references to “the Company,” “our company,” “we,” “our” and “us” (i) for periods prior to September 24, 2010, the date on which the Starwood Fund agreed to make its investment in us, refer to the entities through which we conducted our business during those periods, which we refer to collectively as “our predecessor,” (ii) for periods from and after September 24, 2010 and prior to the completion of our formation transactions, refer to TPH LLC and its subsidiaries and affiliates and (iii) following the completion of our formation transactions, refer to TRI Pointe Homes, Inc. and its subsidiaries and affiliates; On January 30, 2013, TPH LLC was converted into a Delaware corporation and renamed TRI Pointe Homes, Inc.

Our Company

We are engaged in the design, construction and sale of innovative single-family homes in planned communities in major metropolitan areas located throughout Southern and Northern California and Colorado. Our company was founded in April 2009, towards the end of an unprecedented downturn in the national homebuilding industry, by our current management team with over a century of collective industry experience. Our business initially focused primarily on fee building projects in Southern California, in which we built, marketed and sold homes for independent third-party property owners, typically marketed under the TRI Pointe Homes brand name. Commencing with the investment in us by the Starwood Fund in September 2010, our business evolved into primarily building, marketing and selling homes for our own account. On January 30, 2013, TPH LLC was reorganized from a Delaware limited liability company into a Delaware corporation.

As a “next generation” regional homebuilder, we are focused on taking advantage of opportunities in selected markets in California and Colorado, and are prudently evaluating opportunities in other Southwestern states with improving local market conditions. Unburdened by underperforming assets or legacy issues, our growth strategy generally seeks to capitalize on high demand in selected “core” markets with favorable population and employment growth as a result of proximity to job centers or primary transportation corridors. As of December 31, 2012, our operations consisted of 14 communities, seven of which are actively selling, containing 775 lots under various stages of development in Southern and Northern California and Colorado.

Our company was founded by the members of our management team, who have worked together for over 20 years. They have firmly established our company’s core values of quality, integrity and excellence, which are the driving forces behind our innovative designs and strong customer commitment. Given our relative size and regional focus, our management team employs a disciplined, hands-on approach, leveraging strong local market relationships and established reputation to source acquisitions, achieve land entitlements (which provide basic development rights to the owner) and deliver quality homes on budget and on schedule.

As of December 31, 2012, we have sold over 450 homes (including fee building projects), a number of which are located in prestigious master planned communities in California, and we have forged relationships with several leading national land developers. Our construction expertise across an extensive product offering allows us flexibility to pursue a wide array of land acquisition opportunities and appeal to a broad range of potential homebuyers, including entry-level, first time move-up and move-up homes. As a result, we build across a variety of price points, ranging from approximately $300,000 to $1,500,000, and home sizes, ranging from approximately 1,250 to 4,300 square feet. Cutting edge product development as well as exemplary customer service are key components of the lifestyle connection we seek to establish with each individual homebuyer. Additionally, we believe our diversified product strategy enables us to adapt quickly to changing market conditions and to optimize returns while strategically reducing portfolio risk.

In September 2010, we received an equity commitment of $150 million from a fund affiliated with Starwood Capital Group, a private equity firm founded and controlled by Barry Sternlicht, the Chairman of our board. Starwood Capital Group is a key strategic partner, providing access to acquisition opportunities within our markets as well as a wide range of knowledge in all aspects of real estate finance and operations. As of December 31, 2012, the Starwood Fund had contributed the entire $150 million of its commitment to us, and it has no further obligation to contribute capital to us. Our home sales revenue has grown rapidly from $4.1 million in 2010 to $77.5 million for the year ended December 31, 2012 and our business mix has shifted away from fee building. As of December 31, 2012, we owned 775 lots and controlled 775 lots (529 lots that are under land option contracts or purchase contracts and 246 lots that are under non-binding letters of intent), representing approximately two to three years of supply to support our current growth plan. Our land acquisition strategy focuses on the development of entitled parcels that we can complete within approximately 24 to 36 months from the start of sales in order to reduce development and market cycle risk while maintaining an inventory of owned lots and lots under land option or purchase contracts sufficient for construction of homes over a two to three-year period. We continually evaluate new communities and have an attractive pipeline of land acquisition opportunities.

Net new home orders for our owned projects for the years ended December 31, 2012 and 2011 were 204 and 42, respectively. For the year ended December 31, 2012, we delivered 144 homes from our owned projects for total home sales revenue of $77.5 million. For the year ended December 31, 2011, we delivered 36 homes from our owned projects for total home sales revenue of $13.5 million. The cancellation rates of buyers for our owned projects who contracted to buy a home but did not close escrow (as a percentage of overall orders) were approximately 16% and 13% during the years ended December 31, 2012 and 2011, respectively. The dollar amount of our backlog of homes sold but not closed for our owned projects as of December 31, 2012 and 2011 was approximately $33.3 million and $3.4 million, respectively.

Our Competitive Strengths

We believe the following strengths will provide us with a significant competitive advantage in implementing our business strategy:

Experienced and Proven Leadership

Douglas Bauer, our Chief Executive Officer, Thomas Mitchell, our President and Chief Operating Officer, and Michael Grubbs, our Chief Financial Officer, have worked together for over 20 years and have a successful track record of managing and growing a public homebuilding company. Their combined real estate industry experience includes land acquisition, financing, entitlement, development, construction, marketing and sales of single-family detached and attached homes in communities in a variety of markets. Prior to forming our company in 2009, Messrs. Bauer, Mitchell and Grubbs worked together for 17 years at William Lyon Homes from its formation in 1992, ultimately serving as its President and Chief Operating Officer, Executive Vice President and Senior Vice President and Chief Financial Officer, respectively. William Lyon Homes was formed with a nominal investment, and listed its shares on the NYSE in 1999 until the company was taken private in 2006. During their tenure at William Lyon Homes, the company focused its operations in California, Arizona and Nevada. During its public operating period, the company delivered over 2,800 homes per year on average, generated revenues averaging over $1.0 billion per year and increased shareholders’ equity from $53 million to over $600 million. We believe that our management team’s prior experience, extensive relationships and strong local reputation provide us with a competitive advantage in being able to secure projects, obtain entitlements, build quality homes and complete projects on schedule.

Focus on High Growth Core Markets in California and Other Southwestern States

Our business is well-positioned to capitalize on the broader national housing market recovery. We are focused on the design, construction and sale of innovative single-family detached and attached homes in planned communities in major metropolitan areas in Southern and Northern California and, more recently, in Colorado. Additionally, we plan to evaluate expansion opportunities on an opportunistic basis in other markets in the Southwestern United States. In Southern California, we principally operate in the counties of Los Angeles, Orange, San Diego, Ventura and Riverside-San Bernardino, and in Northern California, we principally operate in the counties of Santa Clara, San Mateo and Alameda. In Colorado, we anticipate that we will principally operate in the counties of Douglas, Denver, Arapahoe and Jefferson. These markets are generally characterized by high job growth and increasing populations, creating strong demand for new housing, and we believe they represent attractive homebuilding markets with opportunities for long-term growth. Moreover, our management team has deep local market knowledge of the California and Colorado homebuilding and development industries. We believe this experience and strong relationships with local market participants enable us to efficiently source, entitle and close on land.

Attractive Land Positions to Support Future Growth

We believe that we have strong land positions strategically located within our core markets, all of which have been acquired since 2010. We select communities with convenient access to metropolitan areas that are generally characterized by diverse economic and employment bases and demographics that we believe will support long-term growth. Our Southern California assets are well located along key transportation corridors in major job centers in our submarkets. In Northern California, our assets are located within and around the Silicon Valley, a major employment center. Additionally, our planned project in Castle Rock, Colorado is conveniently located near the hub of the Denver Tech Center, a major employment center in Denver, with a concentration of larger technology and communications companies and excellent schools.

Strong Operational Discipline and Controls

Our management team possesses significant operating expertise, including running a much larger public homebuilder. The perspective gained from that experience has helped shape the strict discipline and hands-on approach with which our company is managed. From monthly “dashboard” updates on each project to quarterly operating committee review and financial accountability at the project management level, our strict operating discipline is a key part of our strategy to maximize returns while minimizing risk.

Our Relationship with Starwood Capital Group

We believe that our relationship with Starwood Capital Group, which has approximately $20 billion of real estate-related assets under management, gives us a strong competitive advantage, in particular by providing us with access to the personnel, relationships and the investing and operational expertise of Starwood Capital Group. Additionally, Barry Sternlicht, the Chairman and Chief Executive Officer of Starwood Capital Group, is also the Chairman of our board. As a former Chairman and Chief Executive Officer of Starwood Hotels & Resorts Worldwide, Inc., a Fortune 500 company, and current Chairman and Chief Executive Officer of Starwood Property Trust, Inc., a commercial real estate finance company, Mr. Sternlicht brings a unique perspective on building a world class real estate operating business to the chairman position. The Starwood Fund will have the right to designate two members of our board for as long as the Starwood Fund owns 25% or more of our outstanding common stock (excluding shares of common stock that are subject to issuance upon the exercise or exchange of rights of conversion or any options, warrants or other rights to acquire shares) and one member for as long as it owns at least 10%. Messrs. Bauer, Mitchell and Grubbs will agree to vote all shares of our common stock that they own in favor of the Starwood Fund nominees in any election of directors for as long as the Starwood Fund owns at least 10%. Following the consummation of the Transactions, the Starwood Fund will have the right to designate one member of our board for as long as the Starwood Fund owns at least 5% of our outstanding common stock.

Through our relationship with Starwood Capital Group, our management team has drawn upon the deep real estate knowledge base of Starwood Capital Group’s personnel and its established track record of investing in real estate operating companies. Starwood Capital Group has invested in most major classes of real estate, including residential land and communities, multi-family condominiums and apartments, office, industrial, retail, hotel, senior housing, mixed-use, health clubs, resorts and golf courses. Affiliates of Starwood Capital Group may make available to us for purchase, at market prices, certain of their owned residential land holdings. See “—Certain Relationships and Related Party Transactions” for a description of transactions with affiliates of the Starwood Capital Group.

No Legacy Issues

Given our recent formation in 2009 and that our current land inventory was accumulated following the Starwood Fund’s investment in us in September 2010, we do not have distressed legacy assets or liabilities to manage, unlike many competitors that were affected by the unprecedented downturn in the real estate markets that resulted from the recession of 2008 – 2009. As a result, all of our real estate assets as well as those we have under option contracts, purchase contracts or non-binding letters of intent are located in markets that we targeted after the downturn commenced, whereas many of our competitors continue to own legacy properties in economically stagnant locations or land options either on undesirable properties or with unfavorable terms. The absence of legacy issues has also allowed us to hire experienced and talented real estate development personnel who became available during the downturn. We believe that our strong balance sheet and absence of legacy issues enables us to focus on future growth, as opposed to having resources diverted to manage troubled assets.

Our Business Strategy

Our business strategy is focused on the design, construction and sale of innovative single-family detached and attached homes in planned communities in major metropolitan areas in Southern and Northern California and Colorado, as well as the eventual entry into other Southwestern markets. Our business strategy is driven by the following:

Acquire Attractive Land Positions While Reducing Risk

We believe that our reputation and extensive relationships with land sellers, master plan developers, financial institutions, brokers and other builders, as well as our relationship with Starwood Capital Group, will enable us to continue to acquire well-positioned land parcels in our target markets in Southern and Northern California, Colorado and other Southwestern markets and provide us access to a greater number of acquisition opportunities. We believe our expertise in land development and planning enables us to create desirable communities that meet or exceed our target customer’s expectations, while operating at competitive costs. We also believe that our strategy of holding an inventory of land that will provide us with a two to three year supply of developed lots and focusing on the development of entitled parcels that we can complete within approximately 24 to 36 months from the start of sales allows us to limit exposure to land development and market cycle risk while pursuing attractive returns on our capital. We also seek to minimize our exposure to land risk through disciplined management of entitlements, as well as the use of land options and other flexible land acquisition arrangements.

Increase Market Position in Growth Markets

We believe that there are significant opportunities to profitably expand in our existing and target markets, and we continually review our selection of markets based on both aggregate demographic information and our own operating results. We use the results of these reviews to re-allocate our investments to those markets where we believe we can maximize our profitability and return on capital over the next several years. While our primary growth strategy will focus on increasing our market position in our existing markets, we may, on an opportunistic basis, explore expansion into other markets through organic growth or acquisition.

Provide Superior Design and Homeowner Experience and Service

We consider ourselves a “progressive” homebuilder driven by exemplary customer experience, cutting-edge product development and exceptional execution. Our core operating philosophy is to provide a positive, memorable experience to our homeowners through active engagement in the building process, tailoring our product to the buyer’s lifestyle needs and enhancing communication, knowledge and satisfaction. We believe that the new generation of home buying families has different ideas about the kind of home buying experience it wants. As a result, our selling process focuses on the homes’ features, benefits, quality and design in addition to the traditional metrics of price and square footage. In addition, we devote significant resources to the research and design of our homes to better meet the needs of our buyers. Through our “TRI-e3 Green” platform, we provide homes that we believe are earth-friendly, enhance homeowners’ comfort, promote a healthier lifestyle and deliver tangible operating cost savings versus less efficient resale homes. Collectively, we believe these steps enhance the selling process, lead to a more satisfied homeowner and increase the number of buyers referred to our communities.

Offer a Diverse Range of Products

We are a builder with a wide variety of product lines that enable us to meet the specific needs of each of our core markets, which we believe provides us with a balanced portfolio and an opportunity to increase market share. We have demonstrated expertise in effectively building homes across product offerings from entry-level through first-time and second-time “move-up” housing. We spend extensive time studying and designing our products through the use of architects, consultants and homeowner focus groups for all levels and price points in our target markets. We believe our diversified product strategy enables us to best serve a wide range of buyers, adapt quickly to changing market conditions and optimize performance and returns while strategically reducing portfolio risk. Within each of our core markets we determine the profile of buyers we hope to address and design neighborhoods and homes with the specific needs of those buyers in mind.

Focus on Efficient Cost Structure and Target Attractive Returns

We believe that our homebuilding platform, which carries no legacy assets or liabilities, and our focus on controlling costs position us well to generate attractive returns for our investors. Our experienced management team is vigilant in maintaining its focus on controlling costs. We competitively bid each phase of development while maintaining strong relationships with our trade partners by managing production schedules closely and paying our vendors on time.

We combine decentralized management in those aspects of our business where we believe detailed knowledge of local market conditions is critical (such as governmental processing, construction, land development and sales and marketing), with centralized management in those functions where we believe central control is required (such as approval of land acquisitions, financial, treasury, human resources and legal matters). We have also made significant investments in systems and infrastructure to operate our business efficiently and to support the planned future growth of our company as a result of executing our expansion strategy.

Utilize Prudent Leverage

We intend to employ both debt and equity as part of our ongoing financing strategy, coupled with redeployment of cash flows from continuing operations, to provide us with the financial flexibility to access capital on the best terms available. In that regard, we expect to employ prudent levels of leverage to finance the acquisition and development of our lots and construction of our homes. Our existing indebtedness is recourse to us and we anticipate that future indebtedness will likewise be recourse. As of December 31, 2012, we had approximately $123.5 million of aggregate loan commitments, of which $57.4 million was outstanding. At that date, our aggregate loan commitments consisted of a $30 million secured revolving credit facility, which provides financing for several real estate projects, two project-specific revolving loans and several other loan agreements related to the acquisition and development of lots and the construction of model homes and homes for sale.

Description of Completed Projects and Communities under Development

Our homebuilding projects usually take approximately 24 to 36 months to complete from the start of sales. The following table presents project information relating to each of our markets as of December 31, 2012 and includes information for all completed projects from our inception and current projects under development where we are building and selling homes for our own account and all completed projects from our inception and current projects under development where we are acting as a fee builder.

County, Project, City	Year of First Delivery(1)	Total Number of Homes(2)	Cumulative Homes Delivered as of December 31, 2012	Lots as of December 31, 2012(3)	Backlog as of December 31, 2012(4)(5)	Homes Closed for the Year Ended December 31, 2012	Sales Price Range (in 000’s)(6)
Owned Projects
Southern California
Orange County:
Brio, La Habra	2013	91	—	91	—	—	$440 – $480
Rancho Mission Viejo	2013	105	—	105	—	—	$580 – $630
San Diego County:
Eagle Ridge, Oceanside	2010	30	30	—	—	12	$425 – $435
Candera, San Marcos	2012	50	13	37	27	13	$310 – $380
Candera, San Marcos	2012	8	6	2	1	6	$440 – $490
Altana, San Diego	2013	45	—	45	—	—	$585 – $645
Riverside County:
Amberview, Riverside	2012	11	11	—	—	11	$390 – $440
Topazridge, Riverside	2012	68	14	54	5	14	$390 – $445
Sagebluff, Riverside	2012	47	23	24	11	23	$362 – $380
Los Angeles County:
Los Arboles, Simi Valley	2012	43	24	19	6	24	$387 – $422
Tamarind Lane, Azusa	2012	62	10	52	3	10	$440 – $452
Tamarind Lane II, Azusa	2014	25	—	25	—	—	$440 – $452
Playa Vista, Los Angeles	2014	66	—	66	—	—	$855 – $955

Southern California Total		651	131	520	53	113

Northern California
Santa Clara County:
Chantrea, San Jose	2012	38	15	23	7	15	$1,245 – $1,515
Ironhorse South, Morgan Hill	2012	37	16	21	8	16	$515 – $675
Ironhorse North, Morgan Hill	2013	32	—	32	—	—	$565 – $730
Avellino, Mountain View	2013	59	—	59	—	—	$825 – $1,025
San Mateo County:
Amelia, San Mateo	2013	63	—	63	—	—	$710 – $1,050

Northern California Total		229	31	198	15	31

Colorado
Douglas County:
Terrain, Castle Rock	2013	149	—	57	—	—	$271 – $334

Colorado Total		149	—	57	—	—

Company Total—Owned Projects		1,029	162	775	68	144

Fee Building Projects
Southern California
Orange County:
San Marino, Irvine(7)	2011	39	36	3	—	16	N/A
Ventura County:
Meridian Hills, Moorpark(8)	2013	83	—	83	—	—	$620 – $775
Lagunitas, Carpinteria(8)	2013	73	10	63	25	10	$466 – $890

Southern California Total		195	46	149	25	26

Company Total—Fee Building Projects		195	46	149	25	26

Grand Totals:
Owned Projects		1,029	162	775	68	144
Fee Building Projects		195	46	149	25	26

		1,224	208	924	93	170

(1)	Year of first delivery for future periods is based upon management’s estimates and is subject to change.
(2)	The number of homes to be built at completion is subject to change, and there can be no assurance that we will build these homes.
(3)	Owned lots and fee building lots as of December 31, 2012 include owned lots and fee building lots in backlog as of December 31, 2012.
(4)	Backlog consists of homes under sales contracts that have not yet closed, and there can be no assurance that closings of sold homes will occur.
(5)	Of the total homes subject to pending sales contracts that have not closed as of December 31, 2012, 68 represent homes completed or under construction on our owned projects and 25 represent homes completed on our fee building projects.
(6)	Sales price range reflects base price only and excludes any lot premium, buyer incentives and buyer selected options, which may vary from project to project. Sales prices for homes required to be sold pursuant to affordable housing requirements are excluded from sales price range.
(7)	We entered into a construction management agreement to only build homes in this community for an independent third-party property owner. This project is marketed under the third-party owner’s name.
(8)	We entered into a construction management agreement to build, sell and market homes in this community for an independent third-party property owner. This project is marketed under the TRI Pointe Homes brand name.

Owned and Controlled Lots

As of December 31, 2012, we owned or controlled, pursuant to option contracts, purchase contracts or non-binding letters of intent, an aggregate of 1,550 lots. The following table presents certain information with respect to our owned and controlled lots as of December 31, 2012(1).

Market	Lots Owned	Lots Controlled(1)	Lots Owned and Controlled(1)
Southern California	520	257	777
Northern California	198	322	520
Colorado	57	196	253

Total	775	775	1,550

(1)	Includes lots that are under land option contracts, purchase contracts or under non-binding letters of intent. With respect to the lots under non-binding letters of intent, there can be no assurance that we will enter into binding agreements or as to the terms thereof.

Acquisition Process

As of December 31, 2012, we had 14 communities containing 775 lots under various stages of development. All of these lots are entitled. We believe that our current inventory of owned and controlled lots will be adequate to supply our homebuilding operations for approximately two to three years.

Our land acquisition strategy focuses on the development of entitled parcels that we can complete within approximately 24 to 36 months from the start of sales in order to reduce development and market cycle risk while maintaining an inventory of owned lots and lots under land option or purchase contracts sufficient for construction of homes over a two to three-year period. Our acquisition process generally includes the following steps to reduce development and market cycle risk:

•	review of the status of entitlements and other governmental processing, including title reviews;

•	limitation on the size of an acquisition to minimize investment levels in any one project, which is generally less than 350 lots;

•	completion of due diligence on the land parcel prior to committing to the acquisition;

•	preparation of detailed budgets for all cost categories;

•	completion of environmental reviews and third-party market studies;

•	utilization of options, joint ventures and other land acquisition arrangements, if necessary; and

•	employment of centralized control of approval over all acquisitions through a land committee process. Our executive committee, which is comprised of Barry Sternlicht, the chairman of our board, Douglas Bauer, our Chief Executive Officer, and J. Marc Perrin, a member of our board has the authority to review and consider the approval of any land acquisition with a purchase price of up to $35 million.

Before purchasing a land parcel, we also engage outside architects and consultants to help review our proposed acquisition and design our homes and communities.

We acquire land parcels pursuant to purchase agreements that are often structured as option contracts. Such option contracts require us to pay non-refundable deposits, which can vary by transaction, and entitle (but do not obligate) us to acquire the land typically at fixed prices. The term within which we can exercise our option varies by transaction and our acquisition is often contingent upon the completion of entitlement or other work with regard to the land (such as “backbone” improvements, such as the installation of main roads or sewer mains). Depending upon the transaction, we may be required to purchase all of the land involved at one time or we may have a right to acquire identified groups of lots over a specified timetable. In some transactions, a portion of the consideration that we pay for the land may be in the form of a share of the profits of a project after we receive an agreed to level of profits from the project. In limited instances such as where we acquire land from a master developer that is part of a larger project, the seller may have repurchase rights entitling it to repurchase the land from us under circumstances where we do not develop the land by an outside deadline (unless the delay is caused by certain circumstances outside our control), or where we seek to sell the land directly to a third party or indirectly through a change in control of our company. Repurchase rights typically allow the seller to repurchase the land at the price that we paid the seller to acquire the land plus the cost of improvements that we have made to the land and less some specified discount.

Homebuilding, Marketing and Sales Process

As of December 31, 2012, our detached homes range in size from approximately 1,300 to 4,300 square feet, and our attached homes range in size from approximately 1,250 to 2,500 square feet. The prices of our homes also vary substantially. As of December 31, 2012, base sales prices for our detached homes range from approximately $300,000 to $1,500,000 and base sales prices for our attached homes range from approximately $300,000 to $1,000,000. The average sales price of our owned homes delivered was approximately $538,000 and $376,000, respectively, for years ended December 31, 2012 and 2011.

We typically develop communities in phases based upon projected sales, and we construct homes in each phase whether or not they have been pre-sold. We have the ability to control the timing of construction of subsequent phases in the same community based on sales activity in the prior phase, market conditions and other factors. We also will attempt to delay much of the customization of a home until a qualified buyer has been approved, so as to enable the buyer to tailor the home to such buyer’s specifications; however, we will complete the build out of any unsold homes in a particular phase where deemed appropriate for marketing purposes of such home.

The design of our homes is limited by factors such as zoning requirements, building codes and energy efficiency laws. As a result, we contract with a number of architects and other consultants in connection with the design process. Substantially all of our construction work is done by subcontractors with us acting as the general contractor. We also enter into contracts as needed with design professionals and other service providers who are familiar with local market conditions and requirements. We do not have long-term contractual commitments with our subcontractors, suppliers or laborers. We maintain strong and long-standing relationships with many of our subcontractors. We believe that our relationships have been enhanced through both maintaining our schedules and making timely payment to our subcontractors. By dealing fairly, we are able to keep our key subcontractors attentive to our projects.

Sales and Marketing

In connection with the sale and marketing of our homes, we make extensive use of advertising and other promotional activities, including our website (www.tripointehomes.com), mass-media advertisements, brochures, direct mail and the placement of signboards in the immediate areas of our developments. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this document.

We sell our homes through our own sales representatives and through independent real estate brokers. Our in-house sales force typically works from sales offices located in model homes close to or in each community. Sales representatives assist potential buyers by providing them with basic floor plans, price information, development and construction timetables, tours of model homes and the selection of options. Sales personnel are licensed by the applicable real estate bodies in their respective markets, are trained by us and generally have had prior experience selling new homes in the local market. Our personnel, along with subcontracted marketing and design consultants, carefully design exteriors and interiors of each home to coincide with the lifestyles of targeted homebuyers.

As of December 31, 2012, we owned 26 model homes. Generally, we build model homes at each project and have them professionally decorated to display design features. We believe that model homes play a significant role in helping homebuyers understand the efficiencies and value provided by each floor plan type. Interior decorations vary among our models and are selected based upon the lifestyles of our targeted homebuyers. Structural changes in design from the model homes are not generally permitted, but homebuyers may select various other optional construction and design amenities. In addition to model homes, customers can gain an understanding of the various design features and options available to them using third-party design centers. At each design center, customers can meet with a designer and are shown the standard and upgraded selections available to them.

We typically sell homes using sales contracts that include cash deposits by the purchasers. Before entering into sales contracts, we pre-qualify our customers. However, purchasers can generally cancel sales contracts if they are unable to sell their existing homes, if they fail to qualify for financing, or under certain other circumstances. Although cancellations can delay the sale of our homes, they have historically not had a material impact on our operating results. The cancellation rate of buyers who contracted to buy a home but did not close escrow (as a percentage of overall orders) was approximately 16% and 13% during the years ended December 31, 2012 and 2011. Cancellation rates are subject to a variety of factors beyond our control such as adverse economic conditions and increases in mortgage interest rates. Our inventory of completed and unsold homes was 14 homes as of December 31, 2012.

Customer Financing

We seek to assist our homebuyers in obtaining financing by arranging with mortgage lenders to offer qualified buyers a variety of financing options. Substantially all homebuyers utilize long-term mortgage financing to purchase a home and mortgage lenders will usually make loans only to qualified borrowers.

Quality Control and Customer Service

We pay particular attention to the product design process and carefully consider quality and choice of materials in order to attempt to eliminate building deficiencies. The quality and workmanship of the subcontractors we employ are monitored and we make regular inspections and evaluations of our subcontractors to seek to ensure that our standards are met.

We maintain quality control and customer service staff whose role includes providing a positive experience for each customer throughout the pre-sale, sale, building, closing and post-closing periods. These employees are also responsible for providing after sales customer service. Our quality and service initiatives include taking customers on a comprehensive tour of their home prior to closing and using customer survey results to improve our standards of quality and customer satisfaction.

Warranty Program

Our company currently provides a limited one year warranty covering workmanship and materials. In addition, our limited warranty (generally ranging from a minimum of two years up to the period covered by the applicable statute of repose) covers certain defined construction defects. The limited warranty covering construction defects is transferable to subsequent buyers not under direct contract with us and requires that homebuyers agree to the definitions and procedures set forth in the warranty, including the submission of unresolved construction-related disputes to binding arbitration. We reserve up to 1.0% of the sales price of each home we sell to provide the customer service to our homebuyers. We believe that our reserves are adequate to cover the ultimate resolution of our potential liabilities associated with known and anticipated warranty and construction defect related claims and litigation.

We subcontract our homebuilding work to subcontractors who generally provide us with an indemnity and a certificate of insurance prior to receiving payments for their work and, therefore, claims relating to workmanship and materials are generally the primary responsibility of our subcontractors.

There can be no assurance, however, that the terms and limitations of the limited warranty will be effective against claims made by homebuyers, that we will be able to renew our insurance coverage or renew it at reasonable rates, that we will not be liable for damages, the cost of repairs, and/or the expense of litigation surrounding possible construction defects, soil subsidence or building related claims or that claims will not arise out of uninsurable events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors.

Seasonality

We have experienced seasonal variations in our quarterly operating results and capital requirements. We typically take orders for more homes in the first half of the fiscal year than in the second half, which creates additional working capital requirements in the second and third quarters to build our inventories to satisfy the deliveries in the second half of the year. We expect this seasonal pattern to continue over the long-term, although it may be affected by volatility in the homebuilding industry.

Raw Materials

Typically, all the raw materials and most of the components used in our business are readily available in the United States. Most are standard items carried by major suppliers. However, a rapid increase in the number of homes started could cause shortages in the availability of such materials or in the price of services, thereby leading to delays in the delivery of homes under construction. We continue to monitor the supply markets to achieve the best prices available.

Fee Building Services

Although, since the investment by the Starwood Fund in 2010, our primary business focus is building and selling homes for our own account, we also selectively provide construction services whereby we build, market and sell homes for independent third-party property owners with whom we have revenue sharing agreements on projects typically marketed under the TRI Pointe Homes brand name (“fee building projects”). Our services with respect to fee building projects may include design, development, construction and sale of the homes, and we may take a project at any stage of development through its completion and sale. We earn revenue on our fee building projects either as a flat fee for the project or as a percentage of the cost or revenue of the project depending upon the terms of the agreement with our customer. For the years ended December 31, 2012 and 2011, we delivered 26 and 68 homes, respectively, at our fee building projects.

As of December 31, 2012, we had three communities containing 149 lots under various stages of development for our fee building projects. Net new home orders for our fee building projects for the years ended December 31, 2012 and 2011 were 49 and 12, respectively.

Our Financing Strategy

We intend to employ both debt and equity as part of our ongoing financing strategy, coupled with redeployment of cash flows from continuing operations, to provide us with the financial flexibility to access capital on the best terms available. In that regard, we expect to employ prudent levels of leverage to finance the acquisition and development of our lots and construction of our homes. Our existing indebtedness is recourse to us and we anticipate that future indebtedness will likewise be recourse. As of December 31, 2012, we had approximately $123.5 million of aggregate loan commitments, of which $57.4 million was outstanding. At that date, our aggregate loan commitments consisted of a $30 million secured revolving credit facility, which provides financing for several real estate projects, two project-specific revolving loans and several other loan agreements related to the acquisition and development of lots and the construction of model homes and homes for sale. Our board of directors will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of our assets and the ability of particular assets, and our company as a whole, to generate cash flow to cover the expected debt service. As a means of sustaining our long-term financial health and limiting our exposure to unforeseen dislocations in the debt and financing markets, we currently expect to remain conservatively capitalized. However, our charter does not contain a limitation on the amount of debt we may incur and our board of directors may change our target debt levels at any time without the approval of our stockholders.

We intend to finance future acquisitions and developments with the most advantageous source of capital available to us at the time of the transaction, which may include a combination of common and preferred equity, secured and unsecured corporate level debt, property-level debt and mortgage financing and other public, private or bank debt.

We carry out our business generally through a number of project-specific, wholly owned subsidiaries. Our fee building business is conducted primarily through TRI Pointe Contractors, LP, and TRI Pointe Communities, Inc. is our wholly owned subsidiary through which we conduct real estate brokerage activities relating to our business.

Segments

For financial information about our segments, see “—Management’s Discussion and Analysis of Financial Condition and Results of Operations for TRI Pointe”, Note 10 to our unaudited condensed consolidated financial statements for the period ended September 30, 2013 and Note 9 to our consolidated financial statements.

Government Regulation and Environmental Matters

We are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters which impose restrictive zoning and density requirements, the result of which is to limit the number of homes that can be built within the boundaries of a particular area. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future. Local governments also have broad discretion regarding the imposition of development fees and exactions for projects in their jurisdiction. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety and welfare issues, which can further delay these projects or prevent their development.

We are also subject to a variety of local, state, federal and other statutes, ordinances, rules and regulations concerning the environment. The particular environmental laws which apply to any given homebuilding site vary according to multiple factors, including the site’s location, its environmental conditions and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas. In addition, in those cases where an endangered or threatened species is involved, environmental rules and regulations can result in the restriction or elimination of development in identified environmentally sensitive areas. From time to time, the U.S. Environmental Protection Agency and similar federal or state agencies review homebuilders’ compliance with environmental laws and may levy fines and penalties for failure to strictly comply with applicable environmental laws or impose additional requirements for future compliance as a result of past failures. Any such actions taken with respect to us may increase our costs. Further, we expect that increasingly stringent requirements will be imposed on homebuilders in the future. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber. California is especially susceptible to restrictive government regulations and environmental laws.

Under various environmental laws, current or former owners of real estate, as well as certain other categories of parties, may be required to investigate and clean up hazardous or toxic substances or petroleum product releases, and may be held liable to a governmental entity or to third parties for related damages, including for bodily injury, and for investigation and clean-up costs incurred by such parties in connection with the contamination. A mitigation system may be installed during the construction of a home if a cleanup does not remove all contaminants of concern or to address a naturally occurring condition such as methane. Some buyers may not want to purchase a home with a mitigation system.

Competition

Competition in the homebuilding industry is intense, and there are relatively low barriers to entry into our business. Homebuilders compete for, among other things, home buying customers, desirable land parcels, financing, raw materials and skilled labor. Increased competition could hurt our business, as it could prevent us from acquiring attractive land parcels on which to build homes or make such acquisitions more expensive, hinder our market share expansion, and lead to pricing pressures on our homes that may adversely impact our margins and revenues. If we are unable to successfully compete, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected. Our competitors may independently develop land and construct housing units that are superior or substantially similar to our products. Furthermore, a number of our primary competitors are significantly larger, have a longer operating history and may have greater resources or lower cost of capital than ours; accordingly, they may be able to compete more effectively in one or more of the markets in which we operate. Many of these competitors also have longstanding relationships with subcontractors and suppliers in the markets in which we operate. We also compete for sales with individual resales of existing homes and with available rental housing.

Employees

As of December 31, 2012, we had 68 employees, 36 of whom were executive, management and administrative personnel, 11 of whom were sales and marketing personnel and 21 of whom were involved in field construction. Although none of our employees are covered by collective bargaining agreements, certain of the subcontractors engaged by us are represented by labor unions or are subject to collective bargaining arrangements. We believe that our relations with our employees and subcontractors are good.

Legal Proceedings

We are not involved in any material litigation nor, to our knowledge, is any material litigation threatened against us.

Our Offices

Our principal executive offices are located at 19520 Jamboree Road, Suite 200, Irvine, California 92612. Our main telephone number is (949) 478-8600. Our internet website is www.tripointehomes.com. We will make available through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(d) or 15(d) of the Exchange Act as soon as reasonably practicable after filing with, or furnishing to, the SEC. Copies of these reports, and any amendment to them, are available free of charge upon request.

PROPERTIES

We lease our corporate headquarters located in Irvine, California. The lease on this facility consists of approximately 13,000 square feet and expires in October 2016. In addition we lease divisional offices in Northern, CA and Colorado. The lease on the facility in Northern, CA consists of approximately 3,500 square feet and expires in July 2014. The lease on the facility in Colorado consists of approximately 5,000 square feet and expires in June 2018.

LEGAL PROCEEDINGS

None.

MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

As of March 7, 2013, we had 12 holders of record of our common stock. Our common stock is listed on the NYSE under the ticker symbol “TPH” and began trading on January 31, 2013. We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to Ownership of TRI Pointe Common Stock—TRI Pointe does not intend to pay dividends on its common stock for the foreseeable future”.

On January 31, 2013, we closed the initial public offering pursuant to which we sold 10 million shares of our common stock at a public offering price of $17.00 per share. The offer and sale of all of the shares in the offering were registered under the Securities Act pursuant to a registration statement on Form S-1 (File No. 333-185642), which the SEC declared effective on January 30, 2013. The offering did not terminate before all of the securities registered by the registration statement were sold. Citigroup, Deutsche Bank, FBR Capital Markets & Co., Moelis & Company LLC and JMP Securities acted as the underwriters. We raised approximately $155.6 million in net proceeds after deducting underwriting discounts and commissions of approximately $11.9 million and an estimated amount of other net offering expenses of $2.5 million. The registration statement also included 5,742,350 shares of our common stock sold by the selling stockholder for approximately $90.8 million in net proceeds after deducting underwriting discounts and commissions of approximately $6.8 million. Although we do not pay any fees to Starwood Capital Group or its affiliates, we have reimbursed Starwood Capital Group for certain due diligence expenses and for the out-of-pocket travel and lodging expenses of representatives of the Starwood Fund for their attendance at board and other meetings and in connection with site visits or other business of our company. We reimbursed Starwood Capital Group $4,166, $79,464 and $0 during the years ended December 31, 2012, 2011 and 2010, respectively. No payments were made by us to any other directors, officers or persons owning ten percent or more of our common stock or to their associates, or to our affiliates, other than payments in the ordinary course of business to officers for salaries. There has been no material change in the planned use of proceeds from our IPO as described in our final prospectus filed with the SEC on February 1, 2013 pursuant to Rule 424(b) of the Securities Act. We have invested the funds received in a variety of capital preservation investments, including short-term, interest-bearing investment grade securities, money market accounts, certificates of deposits and direct or guaranteed obligations of the U.S. government.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR TRI POINTE

You should read the following in conjunction with the sections of this document entitled “Risk Factors”, “Cautionary Statement on Forward-Looking Statements”, “Selected Historical and Pro Forma Financial and Operating Data” and “—Business” and our financial statements and related notes thereto included elsewhere in this document. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this document.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for TRI Pointe for the Period Ended September 30, 2013

As used in this section, all references to “notes” refer to the notes to our unaudited condensed consolidated financial statements for the period ended September 30, 2013.

Unaudited Consolidated Financial Data (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Revenues:
Home sales	$56,801	$9,953	$128,115	$22,277
Fee building	1,738	107	9,399	244

Total revenues	58,539	10,060	137,514	22,521

Expenses:
Cost of home sales	43,765	8,784	101,532	19,663
Fee building	1,575	95	8,595	206
Sales and marketing	2,047	1,061	5,168	2,351
General and administrative	4,148	1,504	11,569	4,155

Total expenses	51,535	11,444	126,864	26,375

Income (loss) from operations	7,004	(1,384)	10,650	(3,854)
Other income (expense), net	(509)	(96)	(248)	(86)

Income (loss) before income taxes	6,495	(1,480)	10,402	(3,940)
Provision for income taxes	(1,809)	—	(3,371)	—

Net income (loss)	$4,686	$(1,480)	$7,031	$(3,940)

Net income (loss) per share
Basic	$0.15	$(0.10)	$0.23	$(0.28)
Diluted	$0.15	$(0.10)	$0.23	$(0.28)

Three Months Ended September 30, 2013 Compared to Three Months Ended September 30, 2012

Net New Home Orders and Backlog (dollars in thousands)

	Three Months Ended September 30,		Increase (Decrease)
	2013	2012	Amount	%
Net new home orders	135	74	61	82%
Cancellation rate	11%	17%	(6)%	(35)%
Average selling communities	7.6	6.0	1.6	27%
Selling communities at end of period	7	7	—	0%
Backlog (dollar value)	$162,730	$46,126	$116,604	253%
Backlog (units)	227	82	145	177%
Average sales price of backlog	$717	$563	$154	27%

Net new home orders for the three months ended September 30, 2013 increased 82% to 135, compared to 74 during the prior year period. Our overall “absorption rate” (the rate at which home orders are contracted, net of cancellations) increased for the three months ended September 30, 2013 to 17.8 per average selling community (5.92 monthly), compared to 12.3 per average selling community (4.11 monthly) during the prior year period. Our cancellation rate of buyers for our owned projects who contracted to buy a home but did not close escrow (as a percentage of overall orders) was 11% for the three months ended September 30, 2013 as compared to 17% during the prior year period. We experienced substantial order growth due to an increase in our average selling community count along with improving housing conditions and market acceptance of our well located new communities. Our average number of selling communities increased by 1.6 communities to 7.6 for the three months ended September 30, 2013, from 6.0 for the three months ended September 30, 2012. The increase in net new home orders positively impacted our number of homes in backlog, which is discussed below. We expect that our net new home orders and backlog increases will have a positive impact on revenues and cash flow in future periods.

Backlog reflects the number of homes, net of actual cancellations experienced during the period, for which we have entered into a sales contract with a customer but for which we have not yet delivered the home. Homes in backlog are generally closed within three to nine months, although we may experience cancellations of sales contracts prior to closing. The increase in backlog units of 145 homes was driven by the 82% increase in net new home orders during the three months ended September 30, 2013 as compared to same period in the previous year. The dollar value of backlog as of September 30, 2013 was $162.7 million, an increase of $116.6 million compared to $46.1 million as of September 30, 2012. The increase in dollar amount of backlog reflects an increase in the number of homes in backlog of 145, or 177%, to 227 homes as of September 30, 2013 from 82 homes as of September 30, 2012, and an increase in the average sales price of homes in backlog of $154,000, or 27%, to $717,000 as of September 30, 2013 compared to $563,000 as of September 30, 2012.

Home Sales Revenue and New Homes Delivered (dollars in thousands)

	Three Months Ended September 30,		Increase (Decrease)
	2013	2012	Amount	%
New homes delivered	91	25	66	264%
Home sales revenue	$56,801	$9,953	$46,848	471%
Average sales price of homes delivered	$624	$398	$226	57%

New home deliveries increased by 66, or 264%, to 91 during the three months ended September 30, 2013 from 25 during the prior year period. The increase in new home deliveries was primarily attributable to the increase in net new home orders and units in backlog due to the increase in the average number of selling communities. Home sales revenue increased $46.8 million, or 471%, to $56.8 million for the three months ended September 30, 2013 from $10.0 million for the prior year period. The increase was primarily attributable to: (i) an increase in revenue of $26.3 million due to a 264% increase in homes delivered to 91 for the three months ended September 30, 2013 from 25 for the prior year period, and (ii) an increase in revenues of $20.5 million related to an increase in average sales price of $226,000 per unit to $624,000 for the three months ended September 30, 2013 from $398,000 for the prior year period. The increase in the average sales price of homes delivered was attributable to increased pricing power and a change in product mix from our new communities for the three months ended September 30, 2013.

Homebuilding (dollars in thousands)

	Three Months Ended September 30,
	2013	%	2012	%
Home sales	$56,801	100.0%	$9,953	100.0%
Cost of home sales	43,765	77.0%	8,784	88.3%

Homebuilding gross margin	13,036	23.0%	1,169	11.7%
Add: interest in cost of home sales	690	1.2%	85	0.9%

Adjusted homebuilding gross margin(1)	$13,726	24.2%	$1,254	12.6%

Homebuilding gross margin percentage	23.0%		11.7%

Adjusted homebuilding gross margin percentage(1)	24.2%		12.6%

(1)	Non-GAAP financial measure (as discussed below).

Homebuilding gross margin represents home sales revenue less cost of home sales. Cost of home sales increased $35.0 million, or 398%, to $43.8 million for the three months ended September 30, 2013 from $8.8 million for the prior year period. The increase was primarily due to a 264% increase in the number of homes delivered and the product mix of homes delivered from new communities in 2013. Our homebuilding gross margin percentage increased to 23.0% for the three months ended September 30, 2013 as compared to 11.7% for the prior year period, primarily due to price increases and the product mix of homes delivered from new communities in 2013.

Excluding interest in cost of home sales, adjusted homebuilding gross margin percentage was 24.2% for the three months ended September 30, 2013, compared to 12.6% for the prior year period. Adjusted homebuilding gross margin is a non-GAAP financial measure. We believe this information is meaningful as it isolates the impact that leverage has on homebuilding gross margin and permits investors to make better comparisons with our competitors, who adjust gross margins in a similar fashion. See the table above reconciling this non-GAAP financial measure to homebuilding gross margin, the nearest GAAP equivalent.

Fee Building (dollars in thousands)

	Three Months Ended September 30,
	2013	%	2012	%
Fee building home sales	$1,738	100.0%	$107	100.0%
Fee building cost of home sales	1,575	90.6%	95	88.8%

Fee building gross margin	$163	9.4%	$12	11.2%

As of September 30, 2013, we had two construction management agreements to build 83 homes in Moorpark, California and 73 homes in Carpinteria, California. Fee building revenue, which was all recorded in Southern California, increased to $1.7 million for the three months ended September 30, 2013 from $107,000 for the prior year period. Fee building cost increased to $1.6 million for the three months ended September 30, 2013 from $95,000 for the prior year period. Fee building revenue and cost increased primarily due to the two new fee building projects mentioned above, which generated fee building revenue and cost during the three months ended September 30, 2013 compared to the same period in the prior year in which there were minimal activity. Fee building gross margin represents the net fee income earned related to our fee building projects.

Selling, General and Administrative Expense (dollars in thousands)

	Three Months Ended September 30,		As a Percentage of Home Sales Revenue
	2013	2012	2013	2012
Sales and marketing	$2,047	$1,061	3.6%	10.7%
General and administrative (“G&A”)	4,148	1,504	7.3%	15.1%

Total sales and marketing and G&A	$6,195	$2,565	10.9%	25.8%

Sales and marketing expense increased $986,000, or 93%, to $2.0 million for the three months ended September 30, 2013 from $1.1 million for the prior year period. The increase in sales and marketing expense was primarily attributable to a 264% increase in the number of homes delivered and a 27% increase in the average number of active selling communities during the three months ended September 30, 2013 compared to the prior year period. Sales and marketing expense was 3.6% and 10.7% of home sales revenue for the three months September 30, 2013 and 2012, respectively.

General and administrative expenses increased $2.6 million, or 176%, to $4.1 million for the three months ended September 30, 2013 from $1.5 million for the prior year. The increase was primarily attributed to (i) an increase of $1.6 million in our compensation-related expenses resulting largely from an 103% increase in our office headcount to 65 employees as of September 30, 2013 compared to 32 as of September 30, 2012, (ii) an increase of $384,000 in stock-based compensation due to option and restricted share unit awards granted in 2013, and (iii) an increase of $661,000 in insurance, outside services, rent and office related costs and other professional fees related to costs of being a new public company and to support our growth. Our general and administrative expense as a percentage of home sales revenue was 7.3% and 15.1% for the three months ended September 30, 2013 and 2012, respectively.

Total sales and marketing and G&A expenses (“SG&A”) increased $3.6 million, or 142%, to $6.2 million for the three months ended September 30, 2013 from $2.6 million in the prior year period. Total SG&A expense was 10.9% and 25.8% of home sales revenue for the three months ended September 30, 2013 and 2012, respectively.

Other Income (Expense), Net

Other income (expense), net, increased to ($509,000) of other expense for the three months ended September 30, 2013 compared to ($96,000) of expense for the prior year period. The change was primarily the result of due diligence and other costs of approximately $490,000 related to the transaction between the Company and Weyerhaeuser as discussed in Note 11 of the notes to the unaudited condensed consolidated financial statements. The Company expects to incur significant costs in the fourth quarter of 2013 and the first half of 2014 related to this transaction.

Other Items

Interest, which was incurred principally to finance land acquisitions, land development and home construction, totaled $698,000 and $650,000 for the three months ended September 30, 2013 and 2012, respectively, all of which was capitalized to real estate inventory. The increase in interest incurred during the three months ended September 30, 2013 as compared to the prior year was primarily attributable to our increase in outstanding debt, which was the result of the increase in the number of active projects and the growth in our real estate inventory.

Income Tax

For the three months ended September 30, 2013, we have recorded a tax provision of $1.8 million based on an effective tax rate of 28%. The effective tax rate for the three months ended September 30, 2013 was benefited by the reversal of our valuation allowance. Going forward, without the benefit of the reversal of the valuation allowance, the Company expects the effective tax rate to be in the range of 40%-42%.

The Company reorganized from a Delaware limited liability company into a Delaware corporation during the first quarter of 2013, therefore there was no tax provision recorded for the three months ended September 30, 2012.

Net Income (Loss)

As a result of the foregoing factors, net income for the three months ended September 30, 2013 was $4.7 million compared to net loss for the three months ended September 30, 2012 of $(1.5) million.

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

Net New Home Orders (dollars in thousands)

	Nine Months Ended September 30,		Increase (Decrease)
	2013	2012	Amount	%
Net new home orders	389	129	260	202%
Cancellation rate	8%	17%	(9)%	(53)%
Average selling communities	7.1	5.0	2.1	42%

Net new home orders for the nine months ended September 30, 2013 increased 202% to 389, compared to 129 during the prior year period. Our overall “absorption rate” (the rate at which home orders are contracted, net of cancellations) increased for the nine months ended September 30, 2013 to 54.8 per average selling community (6.09 monthly), compared to 25.8 per average selling community (2.87 monthly) during the prior year period. Our cancellation rate of buyers for our owned projects who contracted to buy a home but did not close escrow (as a percentage of overall orders) was 8% for the nine months ended September 30, 2013 as compared to 17% during the prior year period. We experienced substantial order growth due to an increase in our average selling community count and the improving housing conditions and market acceptance of our well located new communities. Our average number of selling communities increased by 2.1 communities to 7.1 for the nine months ended September 30, 2013, from 5.0 for the nine months ended September 30, 2012. The increase in net new home orders positively impacted our number of homes in backlog, which is discussed below. We expect that our net new home orders and backlog increases will have a positive impact on revenues and cash flow in future periods.

Home Sales Revenue and New Homes Delivered (dollars in thousands)

	Nine Months Ended September 30,		Increase (Decrease)
	2013	2012	Amount	%
New homes delivered	230	55	175	318%
Home sales revenue	$128,115	$22,277	$105,838	475%
Average sales price of homes delivered	$557	$405	$152	38%

New home deliveries increased by 175, or 318%, to 230 during the nine months ended September 30, 2013 from 55 during the prior year period. The increase in new home deliveries was primarily attributable to the increase in net new home orders and units in backlog due to the increase in the average number of selling communities. Home sales revenue increased $105.8 million or 475%, to $128.1 million for the nine months ended September 30, 2013 from $22.3 million for the prior year period. The increase was primarily attributable to: (i) an increase in revenue of $70.9 million due to a 318% increase in homes delivered to 230 for the nine months ended September 30, 2013 from 55 for the prior year period, and (ii) an increase in revenues of $34.9 million related to an increase in average sales price of $152,000 per unit to $557,000 for the nine months ended September 30, 2013 from $405,000 for the prior year period. The increase in the average sales price of homes delivered was attributable to increased pricing power and a change in product mix from our new communities for the nine months ended September 30, 2013.

Homebuilding (dollars in thousands)

	Nine Months Ended September 30,
	2013	%	2012	%
Home sales	$128,115	100.0%	$22,277	100.0%
Cost of home sales	101,532	79.3%	19,663	88.3%

Homebuilding gross margin	26,583	20.7%	2,614	11.7%
Add: interest in cost of home sales	1,448	1.2%	211	1.0%

Adjusted homebuilding gross margin(1)	$28,031	21.9%	$2,825	12.7%

Homebuilding gross margin percentage	20.7%		11.7%

Adjusted homebuilding gross margin percentage(1)	21.9%		12.7%

(1)	Non-GAAP financial measure (as discussed below).

Homebuilding gross margin represents home sales revenue less cost of home sales. Cost of home sales increased $81.9 million, or 416%, to $101.5 million for the nine months ended September 30, 2013 from $19.6 million for the prior year period. The increase was primarily due to a 318% increase in the number of homes delivered and the product mix of homes delivered from new communities in 2013. Our homebuilding gross margin percentage increased to 20.7% for the nine months ended September 30, 2013 as compared to 11.7% for the prior year period, primarily due to price increases and the product mix of homes delivered from new communities in 2013.

Excluding interest in cost of home sales, adjusted homebuilding gross margin percentage was 21.9% for the nine months ended September 30, 2013, compared to 12.7% for the prior year period. Adjusted homebuilding gross margin is a non-GAAP financial measure. We believe this information is meaningful as it isolates the impact that leverage has on homebuilding gross margin and permits investors to make better comparisons with our competitors, who adjust gross margins in a similar fashion. See the table above reconciling this non-GAAP financial measure to homebuilding gross margin, the nearest GAAP equivalent.

Fee Building (dollars in thousands)

	Nine Months Ended September 30,
	2013	%	2012	%
Fee building home sales	$9,399	100.0%	$244	100.0%
Fee building cost of home sales	8,595	91.4%	206	84.4%

Fee building gross margin	$804	8.6%	$38	15.6%

As of September 30, 2013, we had two construction management agreements to build 83 homes in Moorpark, California and 73 homes in Carpinteria, California. Fee building revenue, which was all recorded in Southern California, increased to $9.4 million for the nine months ended September 30, 2013 from $244,000 for the prior year period. Fee building cost increased to $8.6 million for the nine months ended September 30, 2013 from $206,000 for the prior year period. Fee building revenue and cost increased primarily due to the two new fee building projects mentioned above, which generated fee building revenue and cost during the nine months ended September 30, 2013 compared to the same period in the prior year in which there was minimal fee building activity. Fee building gross margin represents the net fee income earned related to our fee building projects.

Selling, General and Administrative Expense (dollars in thousands)

	Nine Months Ended September 30,		As a Percentage of Home Sales Revenue
	2013	2012	2013	2012
Sales and marketing	$5,168	$2,351	4.0%	10.6%
General and administrative (“G&A”)	11,569	4,155	9.0%	18.7%

Total sales and marketing and G&A	$16,737	$6,506	13.1%	29.2%

Sales and marketing expense increased $2.8 million, or 120%, to $5.2 million for the nine months ended September 30, 2013 from $2.4 million for the prior year period. The increase in sales and marketing expense was primarily attributable to a 318% increase in the number of homes delivered and a 42% increase in the average number of active selling communities during the nine months ended September 30, 2013 compared to the prior year period. Sales and marketing expense was 4.0% and 10.6% of home sales revenue for the nine months September 30, 2013 and 2012, respectively.

General and administrative expenses increased $7.4 million, or 178%, to $11.6 million for the nine months ended September 30, 2013 from $4.2 million for the prior year. The increase was primarily attributed to (i) an increase of $4.4 million in our compensation-related expenses resulting largely from a 103% increase in our office headcount to 65 employees as of September 30, 2013 compared to 32 as of September 30, 2012, (ii) an increase of $996,000 in stock-based compensation due to option and restricted share unit awards granted during 2013, and (iii) an increase of $2.0 million in insurance, outside services, rent and office related costs and other professional fees related to costs of being a new public company and to support our growth. Our general and administrative expense as a percentage of home sales revenue was 9.0% and 18.7% for the nine months ended September 30, 2013 and 2012, respectively.

Total G&A expenses increased $10.2 million, or 157%, to $16.7 million for the nine months ended September 30, 2013 from $6.5 million in the prior year period. Total SG&A expense was 13.1% and 29.2% of home sales revenue for the nine months ended September 30, 2013 and 2012, respectively. We expect that our SG&A expense as a percentage of home sales revenue will continue to decrease during the balance of 2013 as we generate increased home sales revenue from higher new home deliveries as a result of the growth in our community count and the conversion of our backlog.

Other Income (Expense), Net

Other income (expense), net, increased to ($248,000) of other expense for the nine months ended September 30, 2013 compared to ($86,000) for the prior year period. The increase was primarily the result of due diligence and other costs of approximately $490,000 related to the transaction between the Company and Weyerhaeuser as discussed in Note 11, offset by increased interest and dividend income as a result of higher cash, cash equivalents and marketable securities balances due to the net cash proceeds received from our IPO in January 2013. The Company expects to incur significant costs in the fourth quarter of 2013 and the first half of 2014 related to transaction discussed in Note 11 of the notes to the unaudited condensed consolidated financial statements.

Other Items

Interest, which was incurred principally to finance land acquisitions, land development and home construction, totaled $2.0 million and $1.3 million for the nine months ended September 30, 2013 and 2012, respectively, all of which was capitalized to real estate inventory. The increase in interest incurred during the nine months ended September 30, 2013 as compared to the prior year was primarily attributable to our increase in outstanding debt, which was the result of the increase in the number of active projects and the growth in our real estate inventory.

Income Tax

During 2012 and for the first 30 calendar days of 2013, the Company was a Delaware limited liability company which was treated as partnership for income tax purposes and was subject to certain minimal taxes and fees; however, income taxes on taxable income or losses realized by the Company were the obligation of the members. We have concluded that there were no significant uncertain tax positions requiring recognition in its financial statements, nor have we been assessed interest or penalties by any major tax jurisdictions related to the first 30 calendar days of 2013 or fiscal 2012.

On January 30, 2013, the Company reorganized from a Delaware limited liability company into a Delaware corporation and was renamed TRI Pointe Homes, Inc. For the nine months ended September 30, 2013, we have recorded a tax provision of $3.4 million based on an effective tax rate of 32% on the pretax income generated for the period from January 31, 2013 to September 30, 2013. The effective tax rate for the nine months ended September 30, 2013 was benefited by the reversal of our valuation allowance. Going forward, without the benefit of the reversal of the valuation allowance, the Company expects the effective tax rate to be in the range of 40%-42%.

Net Income (Loss)

As a result of the foregoing factors, net income for the nine months ended September 30, 2013 was $7.0 million compared to net loss for the nine months ended September 30, 2012 of $(3.9) million.

Lots Owned and Controlled

The table below summarizes our lots owned and controlled as of the dates presented:

	September 30,		Increase (Decrease)
	2013	2012	Amount	%
Lots Owned
Southern California	823	382	441	115%
Northern California	757	170	587	345%
Colorado	110	—	110	N/A

Total	1,690	552	1,138	206%

Lots Controlled(1)
Southern California	551	387	164	42%
Northern California	333	305	28	9%
Colorado	586	149	437	293%

Total	1,470	841	629	75%

Total Lots Owned and Controlled(1)	3,160	1,393	1,767	127%

(1)	Includes lots that are under a land option contract, purchase contract or a non-binding letter of intent. With respect to lots under a non-binding letter of intent, there can be no assurance that we will enter into binding agreements or as to the terms thereof.

Liquidity and Capital Resources

Overview

Our principal uses of capital for the three and nine months ended September 30, 2013 were operating expenses, land purchases, land development, home construction and the payment of routine liabilities. We used funds generated by our recently completed IPO, operations and available borrowings to meet our short-term working capital requirements. We remain focused on generating positive margins in our homebuilding operations and acquiring desirable land positions in order to maintain a strong balance sheet and keep us poised for growth. As of September 30, 2013, we had $62.2 million of cash, cash equivalents and marketable securities, a $42.4 million increase from December 31, 2012, primarily as a result the proceeds from our IPO that was completed on January 31, 2013. We believe we have sufficient cash and sources of financing for at least twelve months.

Secured Revolving Credit Facilities

As of September 30, 2013, we were party to a secured revolving credit facility which has a maximum loan commitment of $30 million, an initial maturity date of April 19, 2014 and a final maturity date of April 19, 2015. We may borrow under the secured revolving credit facility in the ordinary course of business to fund our operations, including our land development and homebuilding activities. Interest on the secured revolving credit facility is paid monthly at a rate based on LIBOR or prime rate pricing, subject to a minimum interest rate floor. As of September 30, 2013, the outstanding balance was $2.0 million with an the interest rate of 3.75% per annum, and $27.4 million of availability under the secured revolving credit facility after considering the borrowing base provisions and outstanding letters of credit.

In July, 2013, we entered into an additional secured, three-year revolving credit facility with the potential for a one-year extension of the term of the loan, subject to specified conditions and payment of an extension fee. The facility provides for a maximum loan commitment of $125 million. Borrowings under the facility are secured by a first priority lien on borrowing base properties and will be subject to, among other things, a borrowing base formula. Subject to the satisfaction of the conditions to advances set forth in the facility, we may borrow solely for the payment or reimbursement of costs or return of capital related to: (a) land acquisition, development and construction of single-family residential lots and homes on and with respect to borrowing base properties (as defined in the facility), or (b) paying off any existing financing secured by the initial borrowing base properties. The interest rate on borrowings will be at a rate based on LIBOR plus an applicable margin, ranging from 250 to 370 basis points depending on our leverage ratio. As of September 30, 2013, the outstanding balance was $29.7 million with an interest rate of 2.69% per annum, and $55.1 million of availability under the secured revolving credit facility after considering the borrowing base provisions and outstanding letters of credit.

Secured Acquisition and Development Loans and Construction Loans

As of September 30, 2013, we were party to several secured acquisition and development loan agreements to purchase and develop land parcels. In addition, we were party to several secured construction loan agreements for the construction of our model and production homes. As of September 30, 2013, the total aggregate commitment of our acquisition and development loans and our construction loans was $98.5 million, of which $60.7 million was outstanding. The acquisition and development loans will be repaid as lots are released from the loans based upon a specific release price, as defined in each respective loan agreement. Our construction loans will be repaid with proceeds from home sales based upon a specific release price, as defined in each respective loan agreement. These loans range in maturity between March 2014 and January 2016, including the six month extensions which are at our election (subject to certain conditions) and bear interest at a rate based on applicable LIBOR or Prime Rate pricing options plus an applicable margin. As of September 30, 2013, the weighted average interest rate was 3.3% per annum.

Covenant Compliance

Under our secured revolving credit facilities, our acquisition and development loans and our construction loans, we are required to comply with certain financial covenants, the most restrictive of which are set forth in the table below:

Financial Covenant	Actual at September 30, 2013	Covenant Requirement at September 30, 2013
	(dollars in thousands)
Liquidity(1)	$145,746	$11,812
(Greater of $10.0 million or 10% of total liabilities)
Tangible Net Worth	$312,386	$203,515
(Not less than $200.0 million plus 50% of annual net income and 50% of additional future capital contributions and net proceeds from equity offerings after December 31, 2012)
Maximum Total Liabilities to Tangible Net Worth Ratio	0.38	<1.5

(Not in excess of 1.5:1.0)
Maximum Fixed Charge Coverage Ratio	7.52	>1.6
(Equal to or greater than 1.6:1.0)
Maximum Land Assets to Tangible Net Worth Ratio	0.71	<1.5
(Not in excess of 1.5:1.0)

(1)	Liquidity is defined as cash, cash equivalents and marketable securities on hand plus availability under our secured revolving credit facility.

As of September 30, 2013 and 2012, we were in compliance with all of these financial covenants.

We believe that our leverage ratios provide useful information to the users of our financial statements regarding our financial position and cash and debt management. The ratio of debt-to-capital and the ratio of net debt-to-capital are calculated as follows (dollars in thousands):

	September 30,	December 31,
	2013	2012
Debt	$92,452	$57,368
Equity	312,846	149,153

Total capital	405,298	206,521

Ratio of debt-to-capital(1)	22.8%	27.8%

Debt	$92,452	$57,368
Less: cash, cash equivalents and marketable securities	(62,231)	(19,824)

Net debt	30,221	37,544
Equity	312,846	149,153

Total capital	$343,067	$186,697

Ratio of net debt-to-capital(2)	8.8%	20.1%

(1)	The ratio of debt-to-capital is computed as the quotient obtained by dividing debt by the sum of total debt plus equity.
(2)	The ratio of net debt-to-capital is computed as the quotient obtained by dividing net debt (which is debt less cash, cash equivalents and marketable securities) by the sum of net debt plus equity. The most directly comparable GAAP financial measure is the ratio of debt-to-capital. We believe the ratio of net debt-to-capital is a relevant financial measure for investors to understand the leverage employed in our operations and as an indicator of our ability to obtain financing. See the table above reconciling this non-GAAP financial measure to the ratio of debt-to-capital.

Cash Flows—Nine Months Ended September 30, 2013 to Nine Months Ended September 30, 2012

For the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012, the comparison of cash flows is as follows:

•	Net cash used in operating activities increased to $147.6 million in the first nine months of 2013 from a use of $69.4 million in 2012. The change was primarily a result of (i) an increase in real estate inventories of $165.8 million in 2013 compared to an increase of $66.4 million in 2012, primarily driven by the increase in land, land development and homes under construction, offset by the increase in home closings in 2013 as compared to 2012 and (ii) net income of $7.0 million in 2013 compared to a net loss of $(3.9) million in 2012.

•	Net cash used in investing activities was $30.4 million in the first nine months of 2013 as compared to $102,000 in 2012. The change was primarily the result of net purchases of marketable securities in 2013.

•	Net cash provided by financing activities increased to $190.5 million in the first nine months of 2013 from $104.5 million in 2012. The change was primarily a result of (i) an increase in the net proceeds from the issuance of common stock of $155.4 million as a result of the completion of the Company’s IPO in January 2013 compared to $66.0 million in 2012 related to a $29.0 million capital contribution from a member and $37.0 million in capital contributions in exchange for the issuance of common units subject to redemption (in November of 2012, we obtained written approval from the member to remove the redemption feature of the $37.0 million of common units), offset by a financial advisory fee payment of $1.0 million and (ii) an increase in net borrowings on notes payable of $35.1 million in 2013 as compared to an increase of $39.6 million in 2012.

Off-Balance Sheet Arrangements and Contractual Obligations

In the ordinary course of business, we enter into land option contracts in order to procure lots for the construction of our homes. We are subject to customary obligations associated with entering into contracts for the purchase of land and improved lots. These purchase contracts typically require a cash deposit and the purchase of properties under these contracts is generally contingent upon satisfaction of certain requirements by the sellers, including obtaining applicable property and development entitlements. We also utilize option contracts with land sellers as a method of acquiring land in staged takedowns, to help us manage the financial and market risk associated with land holdings, and to reduce the use of funds from our corporate financing sources. Option contracts generally require a non-refundable deposit for the right to acquire lots over a specified period of time at pre-determined prices. We generally have the right at our discretion to terminate our obligations under both purchase contracts and option contracts by forfeiting our cash deposit with no further financial responsibility to the land seller. As of September 30, 2013, we had $17.6 million of non-refundable cash deposits pertaining to land option contracts and purchase contracts for 1,470 lots with an aggregate remaining purchase price of approximately $232.7 million (net of non-refundable deposits).

Our utilization of land option contracts is dependent on, among other things, the availability of land sellers willing to enter into option takedown arrangements, the availability of capital to financial intermediaries to finance the development of optioned lots, general housing market conditions, and local market dynamics. Options may be more difficult to procure from land sellers in strong housing markets and are more prevalent in certain geographic regions.

As of September 30, 2013, we had $82.5 million of availability under our secured revolving credit facilities after considering the borrowing base provisions and outstanding letters of credit. As of September 30, 2013, we also were party to several secured acquisition and development loan agreements to purchase and develop land parcels. In addition, we were party to several secured construction loan agreements for the construction of our model and production homes. As of September 30, 2013, the total aggregate commitments of our acquisition and development loans and our construction loans were $98.5 million, of which $60.7 million was outstanding. We expect that the loan agreements generally will be satisfied in the ordinary course of business and in accordance with applicable contractual terms.

Inflation

Our homebuilding and fee building segments can be adversely impacted by inflation, primarily from higher land, financing, labor, material and construction costs. In addition, inflation can lead to higher mortgage rates, which can significantly affect the affordability of mortgage financing to homebuyers. While we attempt to pass on cost increases to customers through increased prices, when weak housing market conditions exist, we are often unable to offset cost increases with higher selling prices.

Seasonality

Historically, the homebuilding industry experiences seasonal fluctuations in quarterly operating results and capital requirements. We typically experience the highest new home order activity in spring and summer, although this activity is also highly dependent on the number of active selling communities, timing of new community openings and other market factors. Since it typically takes four to nine months to construct a new home, we deliver more homes in the second half of the year as spring and summer home orders convert to home deliveries. Because of this seasonality, home starts, construction costs and related cash outflows have historically been highest in the second and third quarters, and the majority of cash receipts from home deliveries occur during the second half of the year. We expect this seasonal pattern to continue over the long-term, although it may be affected by volatility in the homebuilding industry.

Description of Projects and Communities under Development

Our homebuilding projects usually take approximately 24 to 36 months to complete from the start of sales. The following table presents project information relating to each of our markets as of September 30, 2013 and includes information on current projects under development where we are building and selling homes for our own account and current projects under development where we are active as a fee builder.

County, Project, City	Year of First Delivery(1)	Total Number of Homes(2)	Cumulative Homes Delivered as of September 30, 2013	Lots as of September 30, 2013(3)	Backlog as of September 30, 2013(4)(5)	Homes Closed for the Nine Months Ended September 30, 2013	Sales Price Range (in 000’s)(6)
Owned Projects
Southern California
Orange County:
Brio, La Habra	2013	91	21	70	60	21	$520 – $570
Rancho Mission Viejo	2013	105	—	105	32	—	$643 – $708
Arcadia, Irvine	2013	61	—	30	29	—	$1,190 – $1,420
Truewind, Huntington Beach	2014	49	—	49	—	—	$1,075 – $1,200
San Diego County:
Candera, San Marcos	2012	58	58	—	—	39	$310 – $490
Altana, San Diego	2013	45	—	45	11	—	$625 – $743
Riverside County:
Topazridge, Riverside	2012	68	39	29	24	25	$433 – $497
Topazridge II, Riverside	2014	49	—	49	—	—	$475 – $540
Sagebluff, Riverside	2012	47	47	—	—	24	$362 – $380
Paseo del Sol, Temecula	2014	96	—	96	—	—	$275 – $300
Paseo del Sol II, Temecula	2014	90	—	90	—	—	$259 – $295
Sycamore Creek, Riverside	2014	87	—	87	—	—	$485 – $505
Los Angeles County:
Los Arboles, Simi Valley	2012	43	43	—	—	19	$387 – $422
Tamarind Lane, Azusa	2012	62	47	15	9	37	$475 – $487
Tamarind Lane II, Azusa	2014	26	—	26	—	—	$475 – $487
Avenswood, Azusa	2014	66	—	66	—	—	$631 – $680
Woodson, Los Angeles	2014	66	—	66	—	—	$925 – $1,025

Southern California Total		1,109	255	823	165	165

Northern California
Contra Costa County:
Barrington, Brentwood	2014	410	—	410	—	—	$460 – $600
Santa Clara County:
Chantrea, San Jose	2012	38	31	7	5	16	$1,245 – $1,515
Ironhorse South, Morgan Hill	2012	37	28	9	5	12	$515 – $781
Ironhorse North, Morgan Hill	2013	32	23	9	9	23	$565 – $745
Avellino, Mountain View	2013	59	—	59	—	—	$949 – $1,079
Los Coches, Milpitas	2015	32	—	32	—	—	$785 – $885
San Mateo County:
Amelia, San Mateo	2013	63	13	50	31	13	$770 – $1,125
Canterbury, San Mateo	2014	76	—	40	—	—	$765 – $980
Solano County:
Southtown, Vacaville	2015	141	—	141	—	—	$415 – $460

Northern California Total		888	95	757	50	64

Colorado
Douglas County:
Terrain, Castle Rock	2013	149	1	56	12	1	$290 – $347
Jefferson County:
Leyden Rock, Arvada	2014	51	—	51	—	—	$349 – $393
Leyden Rock II, Arvada	2014	68	—	3	—	—	$403 – $452

Colorado Total		268	1	110	12	1

Company Total – Owned Projects		2,265	351	1,690	227	230

Fee Building Projects
Southern California
Orange County:
San Marino, Irvine(7)	2011	39	36	3	—	—	N/A
Ventura County:
Meridian Hills, Moorpark(8)	2013	83	—	83	—	—	$620 – $775
Lagunitas, Carpinteria(8)	2012	73	60	13	13	50	$466 – $890

Southern California Total		195	96	99	13	50

Company Total – Fee Building Projects		195	96	99	13	50

Grand Totals:
Owned Projects		2,265	351	1,690	227	230
Fee Building Projects		195	96	99	13	50

		2,460	447	1,789	240	280

(1)	Year of first delivery for future periods is based upon management’s estimates and is subject to change.
(2)	The number of homes to be built at completion is subject to change, and there can be no assurance that we will build these homes.
(3)	Owned lots and fee building lots as of September 30, 2013 include owned lots and fee building lots in backlog as of September 30, 2013.
(4)	Backlog consists of homes under sales contracts that had not yet closed, and there can be no assurance that closings of sold homes will occur.
(5)	Of the total homes subject to pending sales contracts that have not closed as of September 30, 2013, 200 homes have completed or are under construction while 27 homes have not started construction on our owned projects and 2 homes have completed or are under construction while 11 homes have not started construction on our fee building projects.
(6)	Sales price range reflects base price only and excludes any lot premium, buyer incentives and buyer selected options, which may vary from project to project. Sales prices for homes required to be sold pursuant to affordable housing requirements are excluded from sales price range.
(7)	We entered into a construction management agreement to only build homes in this community for an independent third-party property owner. This project was marketed under the third-party owner’s name.
(8)	We entered into a construction management agreement to build, sell and market homes in this community for an independent third-party property owner. This project is marketed under the TRI Pointe Homes brand name.

Critical Accounting Policies

Our financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of costs and expenses during the reporting period. On an ongoing basis, our management evaluates its estimates and judgments, including those which impact our most critical accounting policies. Our management bases its estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. Our management believes that the following accounting policies are among the most important to the portrayal of our financial condition and results of operations and require among the most difficult, subjective or complex judgments:

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include:

•	an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting;

•	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies; and

•	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer.

We have determined to opt out of the exemption from compliance with new or revised financial accounting standards. As a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of this exemption is irrevocable.

We will remain an “emerging growth company” until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Real Estate Inventories and Cost of Sales

Real estate inventories consist of land, land under development, homes under construction, completed homes and model homes and are stated at cost, net of impairment losses. We capitalize direct carrying costs, including interest, property taxes and related development costs to inventories. Field construction supervision and related direct overhead are also included in the capitalized cost of inventories. Direct construction costs are specifically identified and allocated to homes while other common costs, such as land, land improvements and carrying costs, are allocated to homes within a community based upon their anticipated relative sales or fair value. Homebuilding cost of sales is recognized at the same time revenue is recognized and is recorded based upon total estimated costs to be allocated to each home within a community. Any changes to the estimated costs are allocated to the remaining undelivered lots and homes within their respective community. The estimation and allocation of these costs requires a substantial degree of judgment by management.

The estimation process involved in determining relative sales or fair values is inherently uncertain because it involves estimating future sales values of homes before delivery. Additionally, in determining the allocation of costs to a particular land parcel or individual home, we rely on project budgets that are based on a variety of assumptions, including assumptions about construction schedules and future costs to be incurred. It is common that actual results differ from budgeted amounts for various reasons, including construction delays, increases in costs that have not been committed or unforeseen issues encountered during construction that fall outside the scope of existing contracts, or costs that come in less than originally anticipated. While the actual results for a particular construction project are accurately reported over time, a variance between the budget and actual costs could result in the understatement or overstatement of costs and have a related impact on gross margins between reporting periods. To reduce the potential for such variances, we have procedures that have been applied on a consistent basis, including assessing and revising project budgets on a periodic basis, obtaining commitments from subcontractors and vendors for future costs to be incurred and utilizing the most recent information available to estimate costs.

If there are indications of impairment, we perform a detailed budget and cash flow review of our real estate assets to determine whether the estimated remaining undiscounted future cash flows of the community are more or less than the asset’s carrying value. If the undiscounted cash flows are more than the asset’s carrying value, no impairment adjustment is required. However, if the undiscounted cash flows are less than the asset’s carrying value, the asset is deemed impaired and is written down to fair value. These impairment evaluations require us to make estimates and assumptions regarding future conditions, including timing and amounts of development costs and sales prices of real estate assets, to determine if expected future undiscounted cash flows will be sufficient to recover the asset’s carrying value.

When estimating undiscounted cash flows of a community, we make various assumptions, including: (i) expected sales prices and sales incentives to be offered, including the number of homes available, pricing and incentives being offered by us or other builders in other communities, and future sales price adjustments based on market and economic trends; (ii) expected sales pace and cancellation rates based on local housing market conditions, competition and historical trends; (iii) costs expended to date and expected to be incurred including, but not limited to, land and land development costs, home construction costs, interest costs, indirect construction and overhead costs, and selling and marketing costs; (iv) alternative product offerings that may be offered that could have an impact on sales pace, sales price and/or building costs; and (v) alternative uses for the property.

Many assumptions are interdependent and a change in one may require a corresponding change to other assumptions. For example, increasing or decreasing sales absorption rates has a direct impact on the estimated per unit sales price of a home, the level of time sensitive costs (such as indirect construction, overhead and carrying costs), and selling and marketing costs (such as model maintenance costs and advertising costs). Depending on the underlying objective of the community, assumptions could have a significant impact on the projected cash flow analysis. For example, if our objective is to preserve operating margins, our cash flow analysis will be different than if the objective is to increase sales. These objectives may vary significantly from community to community and over time. If assets are considered impaired, impairment is determined by the amount the asset’s carrying value exceeds its fair value. Fair value is determined based on estimated future cash flows discounted for inherent risks associated with real estate assets. These discounted cash flows are impacted by expected risk based on estimated land development, construction and delivery timelines; market risk of price erosion; uncertainty of development or construction cost increases; and other risks specific to the asset or market conditions where the asset is located when assessment is made. These factors are specific to each community and may vary among communities. We perform a quarterly review for indicators of impairment. We did not note any indicators of impairment for any projects, and no impairment adjustments relating to real estate inventories were recorded, for the years ended December 31, 2012, 2011 and 2010.

Revenue Recognition

Home Sales and Profit Recognition. In accordance with ASC 360, Property, Plant, and Equipment, revenues from home sales and other real estate sales are recorded and a profit is recognized when the respective units are closed. Home sales and other real estate sales are closed when all conditions of escrow are met, including delivery of the home or other real estate asset, title passage, appropriate consideration is received and collection of associated receivables, if any, is reasonably assured. Sales incentives are a reduction of revenues when the respective unit is closed. When it is determined that the earnings process is not complete, the sale and the related profit are deferred for recognition in future periods. The profit we record is based on the calculation of cost of sales, which is dependent on our allocation of costs, as described in more detail above in the section entitled “—Real Estate Inventories and Cost of Sales”.

Fee Building. We enter into construction management agreements to provide fee building services whereby we will build, market and sell homes on behalf of independent third-party property owners. The independent third-party property owner funds all project costs incurred by us to build and sell the homes. We primarily enter into cost plus fee contracts where we charge independent third-party property owners for all direct and indirect costs plus a negotiated management fee. For these types of contracts, we recognize revenue based on the actual total costs we have expended and the applicable management fee. The management fee is typically a fixed fee based on a percentage of the cost or home sales revenue of the project depending on the terms of the agreement with the independent third-party property owner. In accordance with ASC 605, Revenue Recognition, revenues from construction management services are recognized over a cost-to-cost approach in applying the percentage-of-completion method. Under this approach, revenue is earned in proportion to total costs incurred, divided by total costs expected to be incurred. The total estimated cost plus the management fee represents the total contract value. We recognize revenue based on the actual labor and other direct costs incurred, plus the portion of the management fee we have earned to date. In the course of providing our services, we routinely subcontract for services and incur other direct costs on behalf of our clients. These costs are passed through to clients and, in accordance with industry practice and GAAP, are included in our revenue and cost of revenue. Under certain agreements, we are eligible to receive additional incentive compensation, as certain financial thresholds defined in the agreement are achieved. We recognize revenue for any incentive compensation when such financial thresholds are probable of being met and such compensation is deemed to be collectible, generally at the date the amount is communicated to us by the independent third-party property owner.

We also enter into fee building contracts where we do not bear risks for any services outside of our own. For these types of contracts, we recognize revenue as services are performed. We do not recognize any revenue or costs related to subcontractors’ cost since we do not bear any risk related to them.

Due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates.

Warranty Reserves

In the normal course of business, we incur warranty-related costs associated with homes that have been delivered to homebuyers. Estimated future direct warranty costs are accrued and charged to cost of sales in the period when the related homebuilding revenues are recognized while indirect warranty overhead salaries and related costs are charged to cost of sales in the period incurred. Amounts are accrued based upon our historical rates. We also consider historical experience of our peers due to our limited history related to homebuilding sales. We assess the adequacy of our warranty accrual on a quarterly basis and adjust the amounts as appropriate for current quantitative and qualitative factors. Factors that affect the warranty accruals include the number of homes delivered, historical and anticipated rates of warranty claims and cost per claim. Although we consider the warranty accruals reflected in our consolidated balance sheet to be adequate, actual future costs could differ significantly from our currently estimated amounts. Our warranty accrual is included in accrued liabilities in the accompanying consolidated balance sheets.

Acquired Intangible Assets

Upon consummation of a business combination as defined in ASC 805, Business Combinations, we perform an assessment to determine the value of the acquired company’s tangible and identifiable intangible assets and liabilities. In our assessment, we determine whether identifiable intangible assets exist, which typically include fee build contracts, backlog, and customer relationships. A high degree of judgment is made by management on variables, such as revenue growth rates, profitability, discount rates and industry market multiples, when calculating the value of the intangible assets. The identified intangible assets are amortized over their respective calculated term, which is generally the economic benefit period.

Stock-Based Compensation

We account for share-based awards in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). ASC 718 requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. ASC 718 requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees.

Income Taxes

TPH LLC was a limited liability company and our predecessor included a limited partnership and a limited liability company, all of which were treated as partnerships for income tax purposes and was subject to certain minimal taxes and fees; however, income taxes on taxable income or losses realized by TPH LLC are the obligation of the members. We have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements, nor have we been assessed interest or penalties by any major tax jurisdictions. Our evaluation was performed for the tax years ended December 31, 2012, 2011 and 2010.

TPH LLC has a subsidiary that is treated as a C Corporation for income tax purposes. Federal and state income taxes are provided for this C Corporation in accordance with the provisions of ASC 740, Income Taxes. The provision for, or the benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are evaluated to determine whether a valuation allowance should be established based on our determination of whether it is more likely than not that some or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends primarily on the generation of future taxable income during the periods in which those temporary differences become deductible. Judgment is required in determining future tax consequences of events that have been recognized in the consolidated financial statements and/or tax returns. Differences between anticipated and actual outcomes of these future tax consequences could have a material impact on our consolidated financial position or results of operations.

Our predecessor followed certain accounting guidance with respect to how uncertain tax positions should be accounted for and disclosed in the consolidated financial statements. The guidance requires the assessment of tax positions taken or expected to be taken in the tax returns and to determine whether the tax positions are “more-likely-than-not” of being sustained upon examination by the applicable taxing authority. Tax positions deemed to meet the more-likely-than-not criteria would be recorded as a tax benefit or expense in the current year. We are required to assess open tax years, as defined by the statute of limitations, for all major jurisdictions, including federal and certain states. Open tax years are those that are open for examination by taxing authorities. We have no examinations in progress and believe that there are no uncertain tax positions that do not meet the more-likely-than-not level of authority.

Related Party Transactions

See “—Certain Relationships and Related Party Transactions” for a description of our transactions with related parties.

Recently Issued Accounting Standards

On February 5, 2013, the FASB issued Accounting Standards Update 2013-02, Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”), which adds additional disclosure requirements for items reclassified out of accumulated other comprehensive income (loss). We adopted (“ASU 2013-02”) during the nine months ended September 30, 2013.

See Note 1 to the accompanying notes to unaudited condensed consolidated financial statements for the period ended September 30, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for TRI Pointe for the year ended December 31, 2012

As used in this section, all references to “notes” refer to the notes to our consolidated financial statements.

Consolidated Financial Data:

	Year Ended December 31,		Period From September 24, 2010 (Inception) Through December 31,	Predecessor
				Period From January 1, 2010 Through September 23,
	2012	2011	2010	2010
Revenues:
Home sales	$77,477,000	$13,525,000	$4,143,000	$—
Fee building	1,073,000	5,804,000	14,844,000	19,853,000

	78,550,000	19,329,000	18,987,000	19,853,000

Expenses:
Cost of home sales	63,688,000	12,075,000	3,773,000	—
Fee building	924,000	5,654,000	14,030,000	17,188,000
Sales and marketing	4,636,000	1,553,000	408,000	136,000
General and administrative	6,772,000	4,620,000	1,875,000	1,401,000

	76,020,000	23,902,000	20,086,000	18,725,000

Income (loss) from operations	2,530,000	(4,573,000)	(1,099,000)	1,128,000
Organizational costs	—	—	(1,061,000)	—
Other expense, net	(24,000)	(20,000)	(15,000)	(43,000)

Net income (loss)	$2,506,000	$(4,593,000)	$(2,175,000)	$1,085,000

Matters Affecting the Comparability of Our Financial Results

On September 24, 2010, we received an equity commitment of $150 million from the Starwood Fund, a private equity fund managed by an affiliate of Starwood Capital Group, a private equity firm founded and controlled by Barry Sternlicht, the chairman of our board. Prior to the Starwood Fund’s investment, most of our operations consisted of “fee building projects” in which we built, marketed and sold homes for independent third-party property owners with whom we have revenue sharing agreements on projects typically marketed under the TRI Pointe Homes brand name.

For periods prior to September 24, 2010, the date on which the Starwood Fund agreed to make its investment in us, we conducted our business through a number of different entities, which we refer to collectively as “our predecessor.” For periods from and after September 24, 2010 and prior to the completion of our formation transactions, we conducted our business through TPH LLC. As a result of the foregoing, the financial and operational data for 2010 that is presented and discussed in this document is generally bifurcated between the period during 2010 that our business was conducted through our predecessor (January 1, 2010 through September 23, 2010) and the period during 2010 that our business was conducted through TPH LLC (September 24, 2010 through December 31, 2010). The historical results of operations of our predecessor may not be comparable to the results of operations of TPH LLC because each of our predecessor and TPH LLC used a different basis of accounting and our homebuilding operations have been our strategic focus since September 24, 2010 compared to our predecessor’s focus on fee building services prior to such date.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net New Home Orders and Backlog

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Amount	%
Net new home orders	204	42	162	386%
Cancellation rate	16%	13%	3%	23%
Average selling communities	5.4	2.0	3.4	170%
Selling communities at end of period	7	3	4	133%
Backlog (dollar value)	$33,287,000	$3,364,000	$29,923,000	890%
Backlog (units)	68	8	60	750%
Average sales price of backlog	$490,000	$421,000	$69,000	16%

Net new home orders for the year ended December 31, 2012 increased 386% to 204, compared to 42 during the prior year. Our overall “absorption rate” (the rate at which home orders are contracted, net of cancellations) for the year ended December 31, 2012 was 37.8 per average selling community (3.15 monthly), compared to 21.0 per average selling community (1.75 monthly) during the prior year. Our monthly absorption rates increased despite an increase in our cancellation rate. Our cancellation rate of buyers for our owned projects who contracted to buy a home but did not close escrow (as a percentage of overall orders) was approximately 16% for the year ended December 31, 2012 as compared to an unusually low 13% during the prior year. We believe our current cancellation rate of 16% is more representative of an industry average cancellation rate as compared to 13% for the year ended December 31, 2011. We experienced substantial order growth primarily due to an increase in our average selling community count. Our average number of selling communities increased by 3.4 communities from 2.0 for the year ended December 31, 2011 to 5.4 for the year ended December 31, 2012. The increase was due to our opening seven new selling communities for the year ended December 31, 2012, offset by final net new home orders at two selling communities. The increase in net new home orders positively impacted our number of homes in backlog, which is discussed below. We expect that our net new home orders and backlog increases will have a positive impact on revenues and cash flow in future periods.

Backlog reflects the number of homes, net of actual cancellations experienced during the period, for which we have entered into a sales contract with a customer but for which we have not yet delivered the home. Homes in backlog are generally closed within three to six months, although we may experience cancellations of sales contracts prior to closing. The increase in backlog units of 60 homes was driven by the 386% increase in net new home orders during the year ended December 31, 2012 as compared to the previous year. The dollar value of backlog increased $29.9 million, or 890%, as of December 31, 2012 from $3.4 million as of December 31, 2011. The increase in dollar amount of backlog reflects an increase in the number of homes in backlog of 60, or 750%, to 68 homes as of December 31, 2012 from 8 homes as of December 31, 2011 and an increase in the average sales price of homes in backlog. We experienced an increase in the average sales price of homes in backlog of $69,000, or 16%, to $490,000 as of December 31, 2012 compared to $421,000 as of December 31, 2011 due to the introduction of new product at seven new communities with a shift to larger square footage homes with corresponding higher average sales prices in the 2012 period, including one move-up product. The increase in the dollar amount of backlog of homes sold but not closed as described above generally results in an increase in operating revenues in subsequent periods.

Home Sales Revenue and New Homes Delivered

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Amount	%
New homes delivered	144	36	108	300%
Home sales revenue	$77,477,000	$13,525,000	$63,952,000	473%
Average sales price of homes delivered	$538,000	$376,000	$162,000	43%

New home deliveries increased 108, or 300%, to 144 during the year ended December 31, 2012 from 36 during the prior year. The increase in new home deliveries was primarily attributable to the increase in net new home orders and units in backlog due to the increase in the average number of selling communities.

Home sales revenue increased $64.0 million, or 473%, to $77.5 million for the year ended December 31, 2012 from $13.5 million for the prior year. The increase was primarily attributable to: (1) an increase in revenue of $46.5 million due to a 300% increase in homes closed to 144 for the year ended December 31, 2012 from 36 for the prior year, and (2) an increase in revenues of $17.5 million related to an increase in average sales price of $162,000 per unit to $538,000 for the year ended December 31, 2012 from $376,000 for the prior year. The increase in the average sales price of homes delivered was attributable to a change in product mix from the deliveries at five new communities for the year ended December 31, 2012.

Homebuilding

	Year Ended December 31,
	2012	%	2011	%
Home sales	$77,477,000	100.0%	$13,525,000	100.0%
Cost of home sales	63,688,000	82.2%	12,075,000	89.3%

Homebuilding gross margin	13,789,000	17.8%	1,450,000	10.7%
Add: interest in cost of home sales	872,000	1.1%	269,000	2.0%

Adjusted homebuilding gross margin(1)	$14,661,000	18.9%	$1,719,000	12.7%

Homebuilding gross margin percentage	17.8%		10.7%

Adjusted homebuilding gross margin percentage(1)	18.9%		12.7%

(1)	Non-GAAP financial measure (as discussed below).

Homebuilding gross margin represents home sales revenue less cost of home sales. Cost of home sales increased $51.6 million, or 427%, to $63.7 million for the year ended December 31, 2012 from $12.1 million for the prior year. The increase was primarily due to a 300% increase in the number of homes delivered and the product mix of homes delivered from new communities in 2012. Our homebuilding gross margin percentage increased to 17.8% for the year ended December 31, 2012 as compared to 10.7% for the prior year, primarily due to the delivery unit mix from our new communities, including the first deliveries in our Northern California projects which are generating higher gross margins.

Excluding interest in cost of home sales, adjusted homebuilding gross margin percentage was 18.9% for the year ended December 31, 2012, compared to 12.7% for the prior year. Adjusted homebuilding gross margin is a non-GAAP financial measure. We believe this information is meaningful as it isolates the impact that leverage has on homebuilding gross margin and permits investors to make better comparisons with our competitors, who adjust gross margins in a similar fashion. See the table above reconciling this non-GAAP financial measure to homebuilding gross margin, the nearest GAAP equivalent.

Fee Building

	Year Ended December 31,
	2012	%	2011	%
Home sales	$1,073,000	100.0%	$5,804,000	100.0%
Cost of home sales	924,000	86.1%	5,654,000	97.4%

Fee building gross margin	149,000	13.9%	150,000	2.6%

As of December 31, 2012, we had entered into two construction management agreements to build 83 homes in Moorpark, California and 73 homes in Carpinteria, California. In addition, we completed one fee building project in Irvine, California, whereby all homes were completed and delivered to the third-party property owner, leaving three active model homes remaining unsold and scheduled to be delivered in 2013. Fee building revenue, which was all recorded in Southern California, decreased $4.7 million, or 82%, to $1.1 million for the year ended December 31, 2012 from $5.8 million for the prior year. Fee building cost decreased $4.7 million, or 84%, to $924,000 for the year ended December 31, 2012 from $5.7 million for the prior year. Fee building revenue and cost decreased primarily due to the close out of two of the three fee building projects in 2011, leaving only one remaining fee building project for the year ended December 31, 2012, which completed construction activity in early 2012. The two new fee building projects mentioned above, one of which began in September 2012, began generating fee building revenue and cost in October 2012. Fee building gross margin represents the net fee income earned related to our fee building projects.

Selling, General and Administrative Expense

	Year Ended December 31,		As a Percentage of Home Sales Revenue
	2012	2011	2012	2011
Sales and marketing	$4,636,000	$1,553,000	6.0%	11.5%
General and administrative (“G&A”)	6,772,000	4,620,000	8.7%	34.2%

Total sales and marketing and G&A	$11,408,000	$6,173,000	14.7%	45.6%

Sales and marketing expense increased $3.1 million, or 199%, to $4.6 million for the year ended December 31, 2012 from $1.5 million for the prior year. The increase in sales and marketing expense was primarily attributable to a 157% increase in the average number of selling communities and a 300% increase in the number of homes delivered for the year ended December 31, 2012 compared to the prior year. Sales and marketing expense was 6.0% and 11.5% of home sales revenue for the years ended December 31, 2012 and 2011, respectively.

General and administrative expenses increased $2.2 million, or 47%, to $6.8 million for the year ended December 31, 2012 from $4.6 million for the prior year. The increase was primarily attributed to (1) an increase of $1.7 million in our compensation-related expenses resulting largely from a 38% increase in our office headcount to 36 employees as of December 31, 2012 compared to 26 as of December 31, 2011, (2) an increase of $225,000 in office rent and office related expenses due to our growth, and our resulting move to our Northern California office in August 2011 and our larger Southern California office in November 2011, and (3) moderate increases in outside professional services, depreciation, travel and other miscellaneous expenses related to increased operations from our growth in 2012. Our general and administrative expense as a percentage of home sales revenue was 8.7% and 34.2% for the year ended December 31, 2012 and 2011, respectively.

Total SG&A expenses increased $5.2 million, or 85%, to $11.4 million for the year ended December 31, 2012 from $6.2 million in the prior year. Total SG&A expense was 14.7% and 45.6% of home sales revenue for the years ended December 31, 2012 and 2011, respectively. We expect that our SG&A expense as a percentage of home sales revenue will continue to decrease as our increase in new home deliveries from growth in our community count generate increased home sales revenue.

Other Expense, Net

Other expense, net, remained relatively consistent at $24,000 for the year ended December 31, 2012 compared to $20,000 for the prior year.

Other Items

Interest, which was incurred principally to finance land acquisitions, land development and home construction, totaled $2,077,000 million and $171,000 for the year ended December 31, 2012 and 2011, respectively, all of which was capitalized to real estate inventory. The increase in interest incurred during the year ended December 31, 2012 as compared to the prior year was primarily attributable to our increase in outstanding debt, which was the result of the increase in the number of active projects and the growth in our real estate inventory.

Net Income (Loss)

As a result of the foregoing factors, net income for the year ended December 31, 2012 was $2.5 million compared to net loss for the year ended December 31, 2011 of $(4.6) million.

Lots Owned and Controlled

The table below summarizes our lots owned and controlled as of the dates presented:

	December 31,		Increase (Decrease)
	2012	2011	Amount	%
Lots Owned
Southern California	520	301	219	73%
Northern California	198	107	91	85%
Colorado	57	—	57	N/A

Total	775	408	367	90%

Lots Controlled(1)
Southern California	257	326	(69)	(21)%
Northern California	322	59	263	446%
Colorado	196	—	196	N/A

Total	775	385	390	101%

Total Lots Owned and Controlled(1)	1,550	793	757	95%

(1)	Includes lots that are under a land option contract, purchase contract or a non-binding letter of intent. With respect to lots under a non-binding letter of intent, there can be no assurance that we will enter into binding agreements or as to the terms thereof.

Year Ended December 31, 2011 Compared to the Period from September 24, 2010 through December 31, 2010

Net New Home Orders and Backlog

	Year Ended December 31, 2011	Period From September 24, 2010 (Inception) Through December 31, 2010

			Increase (Decrease)
			Amount	%
Net new home orders	42	9	33	367%
Cancellation rate	13%	19%	(6)%	(32)%
Average selling communities	2.0	2.0	—	0%
Selling communities at end of period	3	2	1	50%
Backlog (dollar value)	$3,364,000	$696,000	$2,668,000	383%
Backlog (units)	8	2	6	300%
Average sales price of backlog	$421,000	$348,000	$73,000	21%

Net new home orders for the year ended December 31, 2011 increased 33, or 367%, to 42 compared to nine for the period from September 24, 2010 through December 31, 2010. Our overall absorption rate for the year ended December 31, 2011 was 21.0 per average selling community (1.75 monthly), compared to 4.5 per average selling community (1.50 monthly) for the period from September 24, 2010 through December 31, 2010. Our absorption rate per average selling community increased and we experienced substantial order growth because of the comparison of twelve months of order activity to just over three months in the 2010 period. Our cancellation rate was approximately 13% for the year ended December 31, 2011 as compared to 19% for the period from September 24, 2010 through December 31, 2010.

Backlog units increased by six homes, or 300%, to eight as of December 31, 2011 as compared to two as of December 31, 2010 primarily driven by the 367% increase in net new home orders for the year ended December 31, 2011. The dollar value of backlog increased $2.7 million, or 383%, to $3.4 million as of December 31, 2011 from $0.7 million as of December 31, 2010. The increase in dollar amount of backlog reflects an increase in the number of homes in backlog and an increase in the average sales price of homes in backlog. Our average sales price of homes in backlog increased $73,000, or 21%, to $421,000 for the period ended December 31, 2011 compared to $348,000 for the period from September 24, 2010 through December 31, 2010 due to the introduction of new product at new communities with a shift to larger square footage homes with corresponding higher average sales prices in the 2011 period.

Home Sales Revenue and New Homes Delivered

	Year Ended December 31, 2011	Period From September 24, 2010 (Inception) Through December 31, 2010

			Increase (Decrease)
			Amount	%
New homes delivered	36	11	25	227%
Home sales revenue	$13,525,000	$4,143,000	$9,382,000	226%
Average sales price of homes delivered	$376,000	$377,000	$(1,000)	(0)%

New home deliveries increased 25, or 227%, to 36 during the year ended December 31, 2011 from 11 during the period from September 24, 2010 through December 31, 2010. The increase in new home deliveries was primarily attributable to the increase in units in backlog and net new home orders because of the comparison of twelve months of activity to just over three months in the 2010 period.

Home sales revenue increased $9.4 million, or 226%, to $13.5 million for the year ended December 31, 2011 from $4.1 million for the period from September 24, 2010 through December 31, 2010, all of which is attributed to the increase in number of homes delivered given the slight change in the average sales price of homes delivered between the periods.

Homebuilding

	Year Ended December 31, 2011%		Period From September 24, 2010 (Inception) Through December 31, 2010%
Home sales	$13,525,000	100.0%	$4,143,000	100.0%
Cost of home sales	12,075,000	89.3%	3,773,000	91.1%

Homebuilding gross margin	1,450,000	10.7%	370,000	8.9%
Add: interest in cost of home sales	269,000	2.0%	88,000	2.1%

Adjusted homebuilding gross margin(1)	$1,719,000	12.7%	$458,000	11.0%

Homebuilding gross margin percentage	10.7%		8.9%

Adjusted homebuilding gross margin percentage(1)	12.7%		11.0%

(1)	Non-GAAP financial measure (as discussed below).

Cost of home sales increased $8.3 million, or 220%, to $12.1 million for the year ended December 31, 2011 from $3.8 million for the period from September 24, 2010 through December 31, 2010, primarily due to the 227% increase in the number of homes delivered. Our homebuilding gross margin percentage increased to 10.7% for the year ended December 31, 2011 as compared to 8.9% for the period from September 24, 2010 through December 31, 2010. The increase in margins is primarily due to additional cost savings achieved at our two communities in the 2011 period as compared to the delivery unit mix of homes for the 2010 period, which included 27% of our deliveries from existing older product with lower gross margins versus the newer product currently being delivered.

Excluding interest in cost of home sales, adjusted homebuilding gross margin percentage was 12.7% for the year ended December 31, 2011, compared to 11.0% for the period from September 24, 2010 through December 31, 2010. Adjusted homebuilding gross margin is a non-GAAP financial measure. We believe this information is meaningful as it isolates the impact that leverage has on homebuilding gross margin and permits investors to make better comparisons with our competitors, who adjust gross margins in a similar fashion. See the table above reconciling this non-GAAP financial measure to homebuilding gross margin, the nearest GAAP equivalent.

Fee Building

	Year Ended December 31, 2011%		Period From September 24, 2010 (Inception) Through December 31, 2010%
Home sales	$5,804,000	100.0%	$14,844,000	100.0%
Cost of home sales	5,654,000	97.4%	14,030,000	94.5%

Fee building gross margin	150,000	2.6%	814,000	5.5%

Fee building revenue, which was all recorded in Southern California, decreased $9.0 million, or 61%, to $5.8 million for the year ended December 31, 2011 from $14.8 million for the period from September 24, 2010 through December 31, 2010. Fee building cost decreased $8.4 million, or 60%, to $5.6 million for the year ended December 31, 2011 from $14.0 million for the period from September 24, 2010 through December 31, 2010. Fee building revenue and cost decreased primarily due to the close out of two fee building projects in 2011 and the change in the focus of our business from fee building to primarily building and selling homes for our own account.

Selling, General and Administrative Expense

			As a Percentage of Home Sales Revenue
	Year Ended December 31, 2011	Period From September 24, 2010 (Inception) Through December 31, 2010	Year Ended December 31, 2011	Period From September 24, 2010 (Inception) Through December 31, 2010
Sales and marketing	$1,553,000	$408,000	11.5%	9.8%
General and administrative (“G&A”)	4,620,000	1,875,000	34.2%	45.3%

Total sales and marketing and G&A	$6,173,000	$2,283,000	45.6%	55.1%

Sales and marketing expense increased $1.1 million, or 281%, to $1.6 million for the year ended December 31, 2011 from $0.4 million for the period from September 24, 2010 through December 31, 2010. The increase in sales and marketing expense was primarily attributable to a 227% increase in the number of homes delivered for the year ended December 31, 2011 and the twelve months of model operations for the full year as compared to just over three months for the period from September 24, 2010 through December 31, 2010. Sales and marketing expense was 11.5% and 9.8% of overall home sales revenue for the year ended December 31, 2011 and the period from September 24, 2010 through December 31, 2010, respectively.

General and administrative expenses increased $2.7 million, or 146%, to $4.6 million for the year ended December 31, 2011 from $1.9 million for the period from September 24, 2010 through December 31, 2010 primarily attributable to twelve months of general and administrative expenses for the full year as compared to just over three months for the period from September 24, 2010 through December 31, 2010. Our general and administrative expense as a percentage of home sales revenue was 34.2% and 45.3% for the year ended December 31, 2011 and the period from September 24, 2010 through December 31, 2010, respectively, as a result of the lower level of home sales revenue in the 2010 period given the startup nature of our company.

Other Expense, Net

Other expense, net, increased $5,000, or 33%, to $20,000 for the year ended December 31, 2011 from $15,000 for the period from September 24, 2010 through December 31, 2010. The increase was primarily due to an increase in other income of $119,000 related to national contract rebates collected from closed projects, offset by an increase in other expense of $128,000 related to an increase in dead deal costs for the year ended December 31, 2011 as compared to the period from September 24, 2010 through December 31, 2010.

Organizational Costs

Organizational costs include legal, accounting and other expenditures incurred in connection with the formation of TPH LLC, which were expensed in their entirety during the period ended December 31, 2010.

Net Loss

As a result of the foregoing factors, net loss for the year ended December 31, 2011 was $4.6 million compared to a net loss for the period from September 24, 2010 through December 31, 2010 of $2.2 million.

Lots Owned and Controlled

The table below summarizes our lots owned and controlled as of the dates presented:

	December 31,		Increase (Decrease)
	2011	2010	Amount	%
Lots Owned
Southern California	301	48	253	527%
Northern California	107	—	107	N/A

Total	408	48	360	750%

Lots Controlled(1)
Southern California	326	169	157	93%
Northern California	59	—	59	N/A

Total	385	169	216	128%

Total Lots Owned and Controlled(1)	793	217	576	265%

(1)	Includes lots under an option contract or under non-binding letters of intent.

Year Ended December 31, 2011 Compared to the Period from January 1, 2010 through September 23, 2010 (Our Predecessor)

Net New Home Orders and Backlog

	Year Ended December 31, 2011	Predecessor
		Period From January 1, 2010 Through September 23, 2010
			Increase (Decrease)
			Amount	%
Net new home orders	42	4	38	950%
Cancellation rate	13%	20%	(7)%	(35)%
Average selling communities	2.0	1.0	1	100%
Selling communities at end of period	3	1	2	200%
Backlog (dollar value)	$3,364,000	$1,392,000	$1,972,000	142%
Backlog (units)	8	4	4	100%
Average sales price of backlog	$421,000	$348,000	$73,000	21%

Net new home orders for the year ended December 31, 2011 increased 38, or 950%, to 42 compared to four for the period from January 1, 2010 through September 23, 2010. Our overall absorption rate for the year ended December 31, 2011 was 21.0 per average selling community (1.75 monthly). The comparative analysis for the absorption rate for the period from January 1, 2010 through September 23, 2010 is not comparable given only one active selling location which opened in May 2010. Our absorption rate per average selling community increased and we experienced substantial order growth for the year ended December 31, 2011 as compared to the period from January 1, 2010 through September 23, 2010 due to twelve months of order activity from two selling communities versus four months of order activity from one selling location in the 2010 period. Our cancellation rate was approximately 13% for the year ended December 31, 2011 as compared to 20% for the period from January 1, 2010 through September 23, 2010. The cancellation rate was higher for the period from January 1, 2010 through September 23, 2010 due to the limited amount of orders as compared to a full year of activity ended December 31, 2011.

Backlog units increased by four homes, or 100%, to eight as of December 31, 2011 as compared to four homes as of September 23, 2010 primarily driven by the 950% increase in net new home orders offset by 36 home deliveries for the year ended December 31, 2011. The dollar value of backlog increased $2.0 million, or 142%, to $3.4 million as of December 31, 2011 from $1.4 million as of September 23, 2010. The increase in dollar amount of backlog reflects the increase in the number of homes in backlog and an increase in the average sales price of homes in backlog. Our average sales price of homes in backlog increased $73,000, or 21%, to $421,000 for the period ended December 31, 2011 compared to $348,000 for the period from January 1, 2010 through September 23, 2010 due to the introduction of new product at new communities with a shift to larger square footage homes with corresponding higher average sales prices in the 2011 period.

Home Sales Revenue and New Homes Delivered

	Year Ended December 31, 2011	Predecessor
		Period From January 1, 2010 Through September 23, 2010	Increase (Decrease)
			Amount	%
New homes delivered	36	—	36	N/A
Home sales revenue	$13,525,000	$—	$13,525,000	N/A
Average sales price of homes delivered	$376,000	$—	$376,000	N/A

Increase in new homes delivered, home sales revenue and average sale price is because we did not have any home sales during the predecessor period from January 1, 2010 through September 23, 2010. In addition, we have not included a homebuilding gross margin table for the same reason.

Fee Building

	Year Ended December 31, 2011%		Predecessor	%
			Period From January 1, 2010 Through September 23, 2010
Home sales	$5,804,000	100.0%	$19,853,000	100.0%
Cost of home sales	5,654,000	97.4%	17,188,000	86.6%

Fee building gross margin	150,000	2.6%	2,665,000	13.4%

Fee building revenue, which was all recorded in Southern California, decreased $14.0 million, or 71%, to $5.8 million for the year ended December 31, 2011 from $19.9 million for the period from January 1, 2010 through September 23, 2010. Fee building cost decreased $11.6 million, or 67%, to $5.6 million for the year ended December 31, 2011 from $17.2 million for the period from January 1, 2010 through September 23, 2010. Fee building revenue and cost decreased primarily due to the close out of two fee building projects in 2011 and the change in the focus of our business from fee building to primarily building and selling homes for our own account.

Selling, General and Administrative Expense

	Year Ended December 31, 2011		As a Percentage of Home Sales Revenue
		Predecessor	Year Ended December 31, 2011	Predecessor
		Period From January 1, 2010 Through September 23, 2010		Period From January 1, 2010 Through September 23, 2010
Sales and marketing	$1,553,000	$136,000	11.5%	N/A
General and administrative (“G&A”)	4,620,000	1,401,000	34.2%	N/A

Total sales and marketing and G&A	$6,173,000	$1,537,000	45.6%	N/A

Sales and marketing expense increased $1.5 million, or 1,042%, to $1.6 million for the year ended December 31, 2011 from $0.1 million for the period from January 1, 2010 through September 23, 2010. The increase in sales and marketing expense was primarily attributable to 36 homes delivered for the year ended December 31, 2011 and the twelve months of model operations for two communities for the full year 2011 as compared to no home deliveries and four months of model operations for one community for the period from January 1, 2010 through September 23, 2010. Sales and marketing expense was 11.5% of overall home sales revenue for the year ended December 31, 2011 with no comparative data for the period from January 1, 2010 through September 23, 2010 due to no home sales revenue.

General and administrative expenses increased $3.2 million, or 230%, to $4.6 million for the year ended December 31, 2011 from $1.4 million for the period from January 1, 2010 through September 23, 2010 primarily attributable to our growth in employees and operations for the full year 2011 as compared to the period from January 1, 2010 through September 23, 2010. Our general and administrative expense as a percentage of home sales revenue was 34.2% with no comparative data for the period from January 1, 2010 through September 23, 2010 due to no home sales revenue.

Other Expense, Net

Other expense, net, decreased $23,000, or 53%, to $20,000 for the year ended December 31, 2011 from $43,000 for the period from January 1, 2010 through September 23, 2010. The decrease was primarily due to an increase in other income of $123,000 related to national contract rebates collected from closed projects and $11,000 of interest income, offset by an increase in other expense of $118,000 related to the increase in dead deal costs for the year ended December 31, 2011 as compared to the period from January 1, 2010 through September 23, 2010.

Net Income (Loss)

As a result of the foregoing factors, net loss for the year ended December 31, 2011 was $(4.6) million compared to net income for the period from January 1, 2010 through September 23, 2010 of $1.1 million.

Lots Owned and Controlled

The table below summarizes our lots owned and controlled as of the dates presented:

	December 31, 2011	As of September 23, 2010	Increase (Decrease)
			Amount	%
Lots Owned
Southern California	301	59	242	410%
Northern California	107	—	107	N/A

Total	408	59	349	592%

Lots Controlled(1)
Southern California	326	126	200	159%
Northern California	59	—	59	N/A

Total	385	126	259	206%

Total Lots Owned and Controlled(1)	793	185	608	329%

(1)	Includes lots under an option contract or under non-binding letters of intent.

Liquidity and Capital Resources

Overview

Our principal uses of capital for the year ended December 31, 2012 were operating expenses, land purchases, land development, home construction and the payment of routine liabilities. We used funds generated by operations and available borrowings to meet our short-term working capital requirements. We remain focused on generating positive margins in our homebuilding operations and acquiring desirable land positions in order to maintain a strong balance sheet and keep us poised for growth.

Cash flows for each of our communities depend on their stage in the development cycle, and can differ substantially from reported earnings. Early stages of development or expansion require significant cash outlays for land acquisitions, entitlements and other approvals, and construction of model homes, roads, utilities, general landscaping and other amenities. Because these costs are a component of our inventory and not recognized in our statement of operations until a home closes, we incur significant cash outlays prior to our recognition of earnings. In the later stages of community development, cash inflows may significantly exceed earnings reported for financial statement purposes, as the cash outflow associated with home and land construction was previously incurred. From a liquidity standpoint, we are currently actively acquiring and developing lots in our markets to maintain and grow our lot supply and active selling communities that are strategically located in “core markets,” which are in major job centers or on transportation corridors to those job centers. We are also using our cash on hand to fund expansion into Colorado. As demand for new homes improves and we continue to expand our business, we expect that cash outlays for land purchases and land development to grow our lot inventory will exceed our cash generated by operations. The opportunity to purchase substantially finished lots in desired locations is becoming increasingly more limited and competitive. As a result, we are spending more dollars on land development, as we are purchasing more undeveloped land and partially finished lots than in recent years.

We exercise strict controls and believe we have a prudent strategy for company-wide cash management, including those related to cash outlays for land and inventory acquisition and development. We ended the year with $19.8 million of cash and cash equivalents, a $9.7 million increase from December 31, 2011, primarily as a result of additional capital contributions of $66.0 million, a net increase in notes payable of $50.5 million and home sales revenue of $77.5 million for the year ended December 31, 2012, offset by land acquisitions and land development expenditures of $71.2 million, an increase in our home inventory under construction of $32.0 million and other expenditures of $8.7 million. We intend to generate cash from the sale of our inventory net of loan release payments on our notes payable, but we intend to redeploy the net cash generated from the sale of inventory to acquire and develop strategic and well-positioned lots that represent opportunities to generate desired margins, as well as for other operating purposes.

In addition to expanding our business in existing markets in California, we continue to look for opportunities to expand outside our existing markets. Accordingly, in October 2012 we announced our entry into the Denver, Colorado market. We purchased our first lots in Colorado in December 2012, and we expect to begin sales operations in the second quarter of 2013 and to have our first deliveries in the third quarter of 2013. Entry into the Denver area offers us growth opportunities based on a number of positive factors, including a growing employment base, rising median incomes, and affordable cost of living. We are also looking at opportunities in other Southwestern markets to expand our footprint into new markets with positive growth potential and the ability to leverage our existing resources.

We intend to employ both debt and equity as part of our ongoing financing strategy, coupled with redeployment of cash flows from continuing operations, to provide us with the financial flexibility to access capital on the best terms available. In that regard, we expect to employ prudent levels of leverage to finance the acquisition and development of our lots and construction of our homes. Our existing indebtedness is recourse to us and we anticipate that future indebtedness will likewise be recourse. As of December 31, 2012, we had approximately $123.5 million of aggregate loan commitments, of which $57.4 million was outstanding. At that date, our aggregate loan commitments consisted of a $30 million secured revolving credit facility, which provides financing for several real estate projects, two project-specific revolving loans and several other loan agreements related to the acquisition and development of lots and the construction of model homes and homes for sale. Our board of directors will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of our assets and the ability of particular assets, and our company as a whole, to generate cash flow to cover the expected debt service. As a means of sustaining our long-term financial health and limiting our exposure to unforeseen dislocations in the debt and financing markets, we currently expect to remain conservatively capitalized. However, our charter does not contain a limitation on the amount of debt we may incur and our board of directors may change our target debt levels at any time without the approval of our stockholders.

We intend to finance future acquisitions and developments with the most advantageous source of capital available to us at the time of the transaction, which may include a combination of common and preferred equity, secured and unsecured corporate level debt, property-level debt and mortgage financing and other public, private or bank debt.

Secured Revolving Credit Facility

As of December 31, 2012, we were party to a secured revolving credit facility which has a maximum loan commitment of $30 million. Our secured revolving credit facility has an initial maturity date of April 19, 2014 and a final maturity date of April 19, 2015. We may borrow under our secured revolving credit facility in the ordinary course of business to fund our operations, including our land development and homebuilding activities. Interest on our secured revolving credit facility is paid monthly at a rate based on LIBOR or prime rate pricing, subject to a minimum interest rate floor of 5.0%. As of December 31, 2012, the outstanding principal balance was $6.9 million, the interest rate was 5.5% per annum and we had approximately $21.4 million of availability under our secured revolving credit facility.

Secured Acquisition and Development Loans and Construction Loans

As of December 31, 2012, we were party to several secured acquisition and development loan agreements to purchase and develop land parcels. In addition, we were party to several secured construction loan agreements for the construction of our model and production homes. As of December 31, 2012, the total aggregate commitment of our acquisition and development loans and our construction loans was approximately $93.5 million, of which $50.5 million was outstanding. The acquisition and development loans will be repaid as lots are released from the loans based upon a specific release price, as defined in each respective loan agreement. Our construction loans will be repaid with proceeds from home sales based upon a specific release price, as defined in each respective loan agreement. These loans range in maturity between August 2013 and February 2015, including the six month extensions which are at our election (subject to certain conditions). Interest on the loans is paid monthly at a rate based on LIBOR or prime rate pricing, with interest rate floors ranging between 4.0% and 6.0%.

Covenant Compliance

Under our secured revolving credit facility, our acquisition and development loans and our construction loans, we are required to comply with certain financial covenants, including but not limited to those set forth in the table below:

Financial Covenant	Actual at December 31, 2012	Covenant Requirement at December 31, 2012
Liquidity(1)	$41,199,000	$6,836,000
(Greater of $5.0 million or 10% of total liabilities)
Tangible Net Worth	$148,513,000	$81,253,000
(Not less than $47.0 million plus 50% of annual net income and 50% of additional future capital contributions and net proceeds from equity offerings after December 31, 2011)
Maximum Total Liabilities to Tangible Net Worth Ratio	0.46	<1.5
(Not in excess of 1.5:1.0)

(1)	Liquidity is defined as cash on hand plus availability under our secured revolving credit facility.

As of December 31, 2012 and 2011, we were in compliance with all of these financial covenants.

We believe that our leverage ratios provide useful information to the users of our financial statements regarding our financial position and cash and debt management. The ratio of debt-to-capital and the ratio of net debt-to-capital are calculated as follows (dollars in thousands):

	December 31,
	2012	2011
Debt	$57,368,000	$6,873,000
Members’ equity	149,153,000	82,491,000

Total capital	206,521,000	89,364,000

Ratio of debt-to-capital(1)	27.8%	7.7%

Debt	$57,368,000	$6,873,000
Less: cash and cash equivalents	(19,824,000)	(10,164,000)

Net debt	37,544,000	—
Members’ equity	149,153,000	82,491,000

Total capital	$186,697,000	$82,491,000

Ratio of net debt-to-capital(2)	20.1%	N/A

(1)	The ratio of debt-to-capital is computed as the quotient obtained by dividing debt by the sum of total debt plus members’ equity.

(2)	The ratio of net debt-to-capital is computed as the quotient obtained by dividing net debt (which is debt less cash and cash equivalents) by the sum of net debt plus members’ equity. The most directly comparable GAAP financial measure is the ratio of debt-to-capital. We believe the ratio of net debt-to-capital is a relevant financial measure for investors to understand the leverage employed in our operations and as an indicator of our ability to obtain financing. See the table above reconciling this non-GAAP financial measure to the ratio of debt-to-capital.

Cash Flows—Year Ended December 31, 2012 to Year Ended December 31, 2011

For the year ended December 31, 2012 as compared to the year ended December 31, 2011, the comparison of cash flows is as follows:

•	Net cash used in operating activities increased to $104.2 million in 2012 from a use of $66.4 million in 2011. The change was primarily a result of (i) an increase in real estate inventories of $112.1 million in 2012 compared to an increase of $67.9 million in 2011, primarily driven by the increase in land, land development and homes under construction, offset by the increase in home closings in 2012 as compared to 2011 and (ii) net income of $2.5 million in 2012 compared to a net loss of $4.6 million in 2011.

•	Net cash used in investing activities was $288,000 in 2012 as compared to $308,000 in 2011. The change was a result of less fixed assets purchased in 2012.

•	Net cash provided by financing activities increased to $114.2 million in 2012 from $65.2 million in 2011. The change was primarily a result of (i) an increase in net borrowings on notes payable of $50.5 million in 2012 as compared to an increase $3.4 million in 2011 and (ii) an increase in capital contributions from members of $66.0 million offset by a financial advisory fee payment of $2.3 million in 2012 compared to $64.0 million in capital contributions offset by a financial advisory fee payment of $2.2 million in 2011.

As of December 31, 2012, our cash balance was $19.8 million. In January 2013, we completed an initial public offering of our common stock and received proceeds of approximately $155.6 million, net of the underwriting discount and estimated offering expenses. We intend to use the proceeds for the acquisition of land, including the land described under “Off-Balance Sheet Arrangements and Contractual Obligations” and for development, home construction and other related purposes. We believe we have sufficient cash and sources of financing for at least twelve months.

Cash Flows—Year Ended December 31, 2011 Compared to the Period from September 24, 2010 through December 31, 2010

For the year ended December 31, 2011 as compared to the period from September 24, 2010 through December 31, 2010, the comparison of cash flows is as follows:

•	Net cash used in operating activities increased to $66.4 million in the 2011 period from a use of $4.1 million in the 2010 period. The change was primarily a result of (i) an increase in real estate inventories of $67.9 million in the 2011 period compared to an increase of $2.5 million in the 2010 period, primarily driven by the increase in land, land development and homes under construction in the 2011 period as compared to the 2010 period, (ii) an increase in accounts payable of $2.6 million offset by a decrease in accounts receivable of $2.0 million in the 2011 period as compared to a decrease in accounts payable of $0.2 million offset by an increase in accounts receivable of $1.5 million in the 2010 period, and (iii) a consolidated net loss of $4.6 million in the 2011 period compared to a consolidated net loss of $2.2 million in the 2010 period.

•	Net cash used in investing activities was $308,000 in the 2011 period as compared to $26,000 in the 2010 period. The change was a result of more fixed assets purchased in the 2011 period.

•	Net cash provided by financing activities increased to $65.2 million in the 2011 period from $15.9 million in the 2010 period. The change was primarily a result of (i) an increase in net borrowings on notes payable of $3.4 million in the 2011 period as compared to a net decrease in notes payable of $1.5 million in the 2010 period, and (ii) an increase in capital contributions from members of $64.0 million offset by a financial advisory fee payment of $2.2 million in the 2011 period compared to $20.0 million in capital contributions offset by a financial advisory fee payment of $3.0 million in the 2010 period.

As of December 31, 2011, our cash balance was $10.2 million.

Cash Flows—Year Ended December 31, 2011 Compared to the Period from January 1, 2010 through September 23, 2010 (Our Predecessor)

For the year ended December 31, 2011 as compared to the period from January 1, 2010 through September 23, 2010, the comparison of cash flows is as follows:

•	Net cash used in operating activities increased to $66.4 million in the 2011 period from a use of $7.2 million in the 2010 period. The change was primarily a result of (i) an increase in real estate inventories of $67.9 million in the 2011 period compared to an increase of $7.4 million in the 2010 period, primarily driven by the increase in land, land development and homes under construction in the 2011 period as compared to the 2010 period and (ii) a consolidated net loss of $4.6 million in the 2011 period compared to consolidated net income of $1.1 million in the 2010 period, all of which was partially offset by (iii) an increase in accounts payable of $2.6 million and a decrease in accounts receivable of $2.0 million in the 2011 period as compared to a decrease in accounts payable of $0.6 million offset by an increase in accounts receivable of $1.2 million in the 2010 period.

•	Net cash used in investing activities was $308,000 in the 2011 period as compared to $50,000 in the 2010 period. The change was a result of more fixed assets purchased in the 2011 period.

•	Net cash provided by financing activities increased to $65.2 million in the 2011 period from $4.5 million in the 2010 period. The change was primarily a result of (i) an increase in net borrowings on notes payable of $3.4 million in the 2011 period as compared to an increase of $4.5 million in the 2010 period and (ii) an increase in capital contributions from members of $64.0 million offset by a financial advisory fee payment of $2.2 million in the 2011 with no comparable amount in the 2010 period.

As of December 31, 2011, our cash balance was $10.2 million.

Off-Balance Sheet Arrangements and Contractual Obligations

In the ordinary course of business, we enter into land option contracts in order to procure lots for the construction of our homes. We are subject to customary obligations associated with entering into contracts for the purchase of land and improved lots. These purchase contracts typically require a cash deposit and the purchase of properties under these contracts is generally contingent upon satisfaction of certain requirements by the sellers, including obtaining applicable property and development entitlements. We also utilize option contracts with land sellers as a method of acquiring land in staged takedowns, to help us manage the financial and market risk associated with land holdings, and to reduce the use of funds from our corporate financing sources. Option contracts generally require a non-refundable deposit for the right to acquire lots over a specified period of time at pre-determined prices. We generally have the right at our discretion to terminate our obligations under both purchase contracts and option contracts by forfeiting our cash deposit with no further financial responsibility to the land seller. As of December 31, 2012, we had $10.5 million of non-refundable cash deposits pertaining to land option contracts and purchase contracts for 529 lots with an aggregate remaining purchase price of approximately $118.7 million (net of deposits).

Our utilization of land option contracts is dependent on, among other things, the availability of land sellers willing to enter into option takedown arrangements, the availability of capital to financial intermediaries to finance the development of optioned lots, general housing market conditions, and local market dynamics. Options may be more difficult to procure from land sellers in strong housing markets and are more prevalent in certain geographic regions.

As of December 31, 2012, the outstanding principal balance of our secured revolving credit facility was $6.9 million, the interest rate was 5.5% per annum and we had approximately $21.4 million of availability under our secured revolving credit facility. As of December 31, 2012, we also were party to several secured acquisition and development loan agreements to purchase and develop land parcels. In addition, we were party to several secured construction loan agreements for the construction of our model and production homes. As of December 31, 2012, the total aggregate commitments of our acquisition and development loans and our construction loans were approximately $93.5 million, of which $50.5 million was outstanding. We expect that the obligations secured by our secured revolving credit facility and the loan agreements generally will be satisfied in the ordinary course of business and in accordance with applicable contractual terms.

Contractual Obligations Table

The following table summarizes our future estimated cash payments under existing contractual obligations as of December 31, 2012, including estimated cash payments due by period. Our purchase obligations primarily represent commitments for land purchases under land purchase and land option contracts with non-refundable deposits and commitments for subcontractor labor and material to be utilized in the normal course of business.

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt principal payments(1)	$57,369,000	$52,493,000	$4,876,000	$—	$—
Long-term debt interest payments	2,563,000	2,368,000	195,000	—	—
Operating leases(2)	1,993,000	453,000	948,000	531,000	61,000
Purchase obligations(3)	139,196,000	110,897,000	28,299,000	—	—

Total liabilities measured at fair value	$201,121,000	$166,211,000	$34,318,000	$531,000	$61,000

(1)	Long-term debt represents our secured revolving credit facility and an acquisition and development loan. Contractual maturities of the debt are in the 1-3 Years category; however, the assets securing the loans are expected to be sold in less than a year and consequently repayment will be required at that time. For a more detailed description of our long-term debt, please see note 5 of the notes to our consolidated financial statements included elsewhere in this document.
(2)	For a more detailed description of our operating leases, please see note 7 of the notes to our consolidated financial statements included elsewhere in this document.
(3)	Includes $108.2 million (net of deposits) of the remaining purchase price for all land option contracts and purchase contracts and $31.0 million of subcontractor labor and material commitments as of December 31, 2012. For a more detailed description of our land purchase and option contracts, please see the discussion set forth above in this “—Off-Balance Sheet Arrangements and Contractual Obligations” section.

Inflation

Our homebuilding and fee building segments can be adversely impacted by inflation, primarily from higher land, financing, labor, material and construction costs. In addition, inflation can lead to higher mortgage rates, which can significantly affect the affordability of mortgage financing to homebuyers. While we attempt to pass on cost increases to customers through increased prices, when weak housing market conditions exist, we are often unable to offset cost increases with higher selling prices.

Seasonality

Historically, the homebuilding industry experiences seasonal fluctuations in quarterly operating results and capital requirements. We typically experience the highest new home order activity in spring and summer, although this activity is also highly dependent on the number of active selling communities, timing of new community openings and other market factors. Since it typically takes four to six months to construct a new home, we deliver more homes in the second half of the year as spring and summer home orders convert to home deliveries. Because of this seasonality, home starts, construction costs and related cash outflows have historically been highest in the second and third quarters, and the majority of cash receipts from home deliveries occur during the second half of the year. We expect this seasonal pattern to continue over the long-term, although it may be affected by volatility in the homebuilding industry.

Critical Accounting Policies

Our financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of costs and expenses during the reporting period. On an ongoing basis, our management evaluates its estimates and judgments, including those which impact our most critical accounting policies. Our management bases its estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. Our management believes that the following accounting policies are among the most important to the portrayal of our financial condition and results of operations and require among the most difficult, subjective or complex judgments:

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include:

•	an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting;

•	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies; and

•	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer.

We have determined to opt out of the exemption from compliance with new or revised financial accounting standards. As a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of this exemption is irrevocable.

We will remain an “emerging growth company” until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Real Estate Inventories and Cost of Sales

Real estate inventories consist of land, land under development, homes under construction, completed homes and model homes and are stated at cost, net of impairment losses. We capitalize direct carrying costs, including interest, property taxes and related development costs to inventories. Field construction supervision and related direct overhead are also included in the capitalized cost of inventories. Direct construction costs are specifically identified and allocated to homes while other common costs, such as land, land improvements and carrying costs, are allocated to homes within a community based upon their anticipated relative sales or fair value. Homebuilding cost of sales is recognized at the same time revenue is recognized and is recorded based upon total estimated costs to be allocated to each home within a community. Any changes to the estimated costs are allocated to the remaining undelivered lots and homes within their respective community. The estimation and allocation of these costs requires a substantial degree of judgment by management.

The estimation process involved in determining relative sales or fair values is inherently uncertain because it involves estimating future sales values of homes before delivery. Additionally, in determining the allocation of costs to a particular land parcel or individual home, we rely on project budgets that are based on a variety of assumptions, including assumptions about construction schedules and future costs to be incurred. It is common that actual results differ from budgeted amounts for various reasons, including construction delays, increases in costs that have not been committed or unforeseen issues encountered during construction that fall outside the scope of existing contracts, or costs that come in less than originally anticipated. While the actual results for a particular construction project are accurately reported over time, a variance between the budget and actual costs could result in the understatement or overstatement of costs and have a related impact on gross margins between reporting periods. To reduce the potential for such variances, we have procedures that have been applied on a consistent basis, including assessing and revising project budgets on a periodic basis, obtaining commitments from subcontractors and vendors for future costs to be incurred and utilizing the most recent information available to estimate costs.

If there are indications of impairment, we perform a detailed budget and cash flow review of our real estate assets to determine whether the estimated remaining undiscounted future cash flows of the community are more or less than the asset’s carrying value. If the undiscounted cash flows are more than the asset’s carrying value, no impairment adjustment is required. However, if the undiscounted cash flows are less than the asset’s carrying value, the asset is deemed impaired and is written down to fair value. These impairment evaluations require us to make estimates and assumptions regarding future conditions, including timing and amounts of development costs and sales prices of real estate assets, to determine if expected future undiscounted cash flows will be sufficient to recover the asset’s carrying value.

When estimating undiscounted cash flows of a community, we make various assumptions, including: (i) expected sales prices and sales incentives to be offered, including the number of homes available, pricing and incentives being offered by us or other builders in other communities, and future sales price adjustments based on market and economic trends; (ii) expected sales pace and cancellation rates based on local housing market conditions, competition and historical trends; (iii) costs expended to date and expected to be incurred including, but not limited to, land and land development costs, home construction costs, interest costs, indirect construction and overhead costs, and selling and marketing costs; (iv) alternative product offerings that may be offered that could have an impact on sales pace, sales price and/or building costs; and (v) alternative uses for the property.

Many assumptions are interdependent and a change in one may require a corresponding change to other assumptions. For example, increasing or decreasing sales absorption rates has a direct impact on the estimated per unit sales price of a home, the level of time sensitive costs (such as indirect construction, overhead and carrying costs), and selling and marketing costs (such as model maintenance costs and advertising costs). Depending on the underlying objective of the community, assumptions could have a significant impact on the projected cash flow analysis. For example, if our objective is to preserve operating margins, our cash flow analysis will be different than if the objective is to increase sales. These objectives may vary significantly from community to community and over time. If assets are considered impaired, impairment is determined by the amount the asset’s carrying value exceeds its fair value. Fair value is determined based on estimated future cash flows discounted for inherent risks associated with real estate assets. These discounted cash flows are impacted by expected risk based on estimated land development, construction and delivery timelines; market risk of price erosion; uncertainty of development or construction cost increases; and other risks specific to the asset or market conditions where the asset is located when assessment is made. These factors are specific to each community and may vary among communities. We perform a quarterly review for indicators of impairment. We did not note any indicators of impairment for any projects, and no impairment adjustments relating to real estate inventories were recorded, for the years ended December 31, 2012, 2011 and 2010.

Revenue Recognition

Home Sales and Profit Recognition. In accordance with ASC 360, Property, Plant, and Equipment, revenues from home sales and other real estate sales are recorded and a profit is recognized when the respective units are closed. Home sales and other real estate sales are closed when all conditions of escrow are met, including delivery of the home or other real estate asset, title passage, appropriate consideration is received and collection of associated receivables, if any, is reasonably assured. Sales incentives are a reduction of revenues when the respective unit is closed. When it is determined that the earnings process is not complete, the sale and the related profit are deferred for recognition in future periods. The profit we record is based on the calculation of cost of sales, which is dependent on our allocation of costs, as described in more detail above in the section entitled “—Real Estate Inventories and Cost of Sales”.

Fee Building. We enter into construction management agreements to provide fee building services whereby we will build, market and sell homes on behalf of independent third-party property owners. The independent third-party property owner funds all project costs incurred by us to build and sell the homes. We primarily enter into cost plus fee contracts where we charge independent third-party property owners for all direct and indirect costs plus a negotiated management fee. For these types of contracts, we recognize revenue based on the actual total costs we have expended and the applicable management fee. The management fee is typically a fixed fee based on a percentage of the cost or home sales revenue of the project depending on the terms of the agreement with the independent third-party property owner. In accordance with ASC 605, Revenue Recognition, revenues from construction management services are recognized over a cost-to-cost approach in applying the percentage-of-completion method. Under this approach, revenue is earned in proportion to total costs incurred, divided by total costs expected to be incurred. The total estimated cost plus the management fee represents the total contract value. We recognize revenue based on the actual labor and other direct costs incurred, plus the portion of the management fee we have earned to date. In the course of providing our services, we routinely subcontract for services and incur other direct costs on behalf of our clients. These costs are passed through to clients and, in accordance with industry practice and GAAP, are included in our revenue and cost of revenue. Under certain agreements, we are eligible to receive additional incentive compensation, as certain financial thresholds defined in the agreement are achieved. We recognize revenue for any incentive compensation when such financial thresholds are probable of being met and such compensation is deemed to be collectible, generally at the date the amount is communicated to us by the independent third-party property owner.

We also enter into fee building contracts where we do not bear risks for any services outside of our own. For these types of contracts, we recognize revenue as services are performed. We do not recognize any revenue or costs related to subcontractors’ cost since we do not bear any risk related to them.

Due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates.

Warranty Reserves

In the normal course of business, we incur warranty-related costs associated with homes that have been delivered to homebuyers. Estimated future direct warranty costs are accrued and charged to cost of sales in the period when the related homebuilding revenues are recognized while indirect warranty overhead salaries and related costs are charged to cost of sales in the period incurred. Amounts are accrued based upon our historical rates. We also consider historical experience of our peers due to our limited history related to homebuilding sales. We assess the adequacy of our warranty accrual on a quarterly basis and adjust the amounts as appropriate for current quantitative and qualitative factors. Factors that affect the warranty accruals include the number of homes delivered, historical and anticipated rates of warranty claims and cost per claim. Although we consider the warranty accruals reflected in our consolidated balance sheet to be adequate, actual future costs could differ significantly from our currently estimated amounts. Our warranty accrual is included in accrued liabilities in the accompanying consolidated balance sheets.

Acquired Intangible Assets

Upon consummation of a business combination as defined in ASC 805, Business Combinations, we perform an assessment to determine the value of the acquired company’s tangible and identifiable intangible assets and liabilities. In our assessment, we determine whether identifiable intangible assets exist, which typically include fee build contracts, backlog, and customer relationships. A high degree of judgment is made by management on variables, such as revenue growth rates, profitability, discount rates and industry market multiples, when calculating the value of the intangible assets. The identified intangible assets are amortized over their respective calculated term, which is generally the economic benefit period.

Stock-Based Compensation

We account for share-based awards in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). ASC 718 requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. ASC 718 requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees.

Income Taxes

TPH LLC was a limited liability company and our predecessor included a limited partnership and a limited liability company, all of which were treated as partnerships for income tax purposes and was subject to certain minimal taxes and fees; however, income taxes on taxable income or losses realized by TPH LLC are the obligation of the members. We have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements, nor have we been assessed interest or penalties by any major tax jurisdictions. Our evaluation was performed for the tax years ended December 31, 2012, 2011 and 2010.

TPH LLC has a subsidiary that is treated as a C Corporation for income tax purposes. Federal and state income taxes are provided for this C Corporation in accordance with the provisions of ASC 740, Income Taxes. The provision for, or the benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are evaluated to determine whether a valuation allowance should be established based on our determination of whether it is more likely than not that some or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends primarily on the generation of future taxable income during the periods in which those temporary differences become deductible. Judgment is required in determining future tax consequences of events that have been recognized in the consolidated financial statements and/or tax returns. Differences between anticipated and actual outcomes of these future tax consequences could have a material impact on our consolidated financial position or results of operations.

Our predecessor followed certain accounting guidance with respect to how uncertain tax positions should be accounted for and disclosed in the consolidated financial statements. The guidance requires the assessment of tax positions taken or expected to be taken in the tax returns and to determine whether the tax positions are “more-likely-than-not” of being sustained upon examination by the applicable taxing authority. Tax positions deemed to meet the more-likely-than-not criteria would be recorded as a tax benefit or expense in the current year. We are required to assess open tax years, as defined by the statute of limitations, for all major jurisdictions, including federal and certain states. Open tax years are those that are open for examination by taxing authorities. We have no examinations in progress and believe that there are no uncertain tax positions that do not meet the more-likely-than-not level of authority.

Related Party Transactions

See “—Certain Relationships and Related Party Transactions” for a description of our transactions with related parties.

Recently Issued Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amends ASC 820, Fair Value Measurements (“ASC 820”), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. Our adoption of these provisions of ASU 2011-04 on January 1, 2012 did not have an impact on our consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”), which amends the guidance in ASC 350-20, Intangibles—Goodwill and Other—Goodwill. Under ASU 2011-08, entities have the option of performing a qualitative assessment before calculating the fair value of the reporting unit when testing goodwill for impairment. If the fair value of the reporting unit is determined, based on qualitative factors, to be more likely than not less than the carrying amount of the reporting unit, then entities are required to perform the two-step goodwill impairment test. Our adoption of these provisions of ASU 2011-08 on January 1, 2012 did not have an impact on our consolidated financial statements.

See Note 1 to the accompanying notes to unaudited condensed consolidated financial statements for the period ended September 30, 2013.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks related to fluctuations in interest rates on our outstanding variable rate debt. We did not utilize swaps, forward or option contracts on interest rates or commodities, or other types of derivative financial instruments as of or during the year ended December 31, 2012. We have not entered into and currently do not hold derivatives for trading or speculative purposes. Many of the statements contained in this section are forward looking and should be read in conjunction with our disclosures under the heading “Cautionary Statement on Forward-Looking Statements.”

The table below details the principal amount and the average interest rates for the outstanding debt for each category based upon the expected maturity or disposition dates. The fair value of our variable rate debt, which consists of our secured revolving credit facility and our acquisition and development loans, is based on quoted market prices for the same or similar instruments as of December 31, 2012.

	Expected Maturity Date
	December 31,					Thereafter	Total	Estimated Fair Value
Liabilities:	2013	2014	2015	2016	2017
Variable rate debt(1)	$52,493,000	$4,875,000	$—	$—	$—	$—	$57,368,000	$57,368,000
Average interest rate	5.3%	4.0%	0%	0%	0%	0%	5.2%	5.2%

(1)	Contractual maturities of the variable rate debt are in 2013 and 2014; however, the assets securing the loans are expected to be sold in less than a year and consequently repayment will be required at that time. For a more detailed description of our long-term debt, please see note 5 of the notes to our consolidated financial statements included elsewhere in this document.

Based on the current interest rate management policies we have in place with respect to our outstanding debt, we do not believe that the future market rate risks related to the above securities will have a material adverse impact on our financial position, results of operations or liquidity.

EXECUTIVE COMPENSATION

Fiscal 2013 Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by or paid to Mr. Douglas Bauer, Chief Executive Officer, Mr. Thomas Mitchell, President and Chief Operating Officer, and Mr. Michael Grubbs, Chief Financial Officer. These individuals are referred to in this section as TRI Pointe’s named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Mr. Douglas F. Bauer	2013	410,000	100,000	(2)	349,996	650,003	(3)	12,180	(4)	1,522,179
Chief Executive Officer	2012	300,000	150,000		155,334	—	—	8,535		613,869

Mr. Thomas J. Mitchell	2013	400,000	100,000	(2)	349,996	650,003	(3)	7,710	(5)	1,507,709
President, Chief Operating Officer and Secretary	2012	300,000	150,000		155,333	—	—	—		605,333

Mr. Michael D. Grubbs	2013	400,000	100,000	(2)	349,996	650,003	(3)	8,528	(6)	1,518,527
Chief Financial Officer and Treasurer	2012	300,000	150,000		155,333	—	—	1,920		607,253

(1)	In accordance with SEC rules, the amount shown is the aggregate grant date fair value for awards granted during the fiscal year calculated in accordance with FASB ASC Topic 718. For a discussion of the assumptions relating to the valuation of the awards, please see Note 8 of the notes to TRI Pointe’s consolidated financial statements included in Appendix A to this document.
(2)	Represents the payment of a one-time cash bonus paid in February 2013 after the completion of TRI Pointe’s initial public offering pursuant to the terms of each named executive officer’s amended and restated employment agreement.
(3)	The amount earned under TRI Pointe’s 2013 non-equity incentive compensation cash bonus plan will be determined, and will become payable, at a later time in fiscal 2014.
(4)	Represents the amount paid by TRI Pointe in 2013 for club membership dues for the named executive officer ($9,000) and the reimbursement of life insurance premiums ($3,180).
(5)	Represents the reimbursement of life insurance premiums for the named executive officer.
(6)	Represents the premium paid by TRI Pointe in 2013 for an automobile insurance policy for the named executive officer ($2,678) and the reimbursement of life insurance premiums ($5,850).

Narrative to Summary Compensation Table

The framework for the compensation set forth in the 2013 Summary Compensation Table was established pursuant to the amended and restated employment agreements that TRI Pointe entered into, effective as of January 30, 2103, with each of TRI Pointe’s named executive officers in connection with TRI Pointe’s initial public offering.

Employment Agreements

Effective upon the completion of TRI Pointe’s initial public offering, TRI Pointe entered into amended and restated employment agreements with each of Messrs. Bauer, Mitchell and Grubbs. The employment agreements have an initial term expiring on the third anniversary of the effective date of the employment agreement. Each employment agreement provides for automatic one-year extensions after the expiration of the initial term, unless either party provides the other with at least 60 days’ prior written notice of non-renewal. The employment agreements require each named executive officer to dedicate his full business time and attention to the affairs of TRI Pointe.

The employment agreements provide for, among other things:

•	an annual base salary of $410,000, $400,000 and $400,000, respectively, for Messrs. Bauer, Mitchell and Grubbs;

•	eligibility for annual cash performance bonuses equal to a target bonus based on the satisfaction of performance goals to be established by the Compensation Committee;

•	participation in the 2013 LTIP and any subsequent equity incentive plans approved by TRI Pointe’s board of directors; and

•	participation in any employee benefit plans and programs that are maintained from time to time for TRI Pointe’s other senior executive officers, including life insurance coverage with an aggregate death benefit equal to $3 million.

Pursuant to the employment agreements, each of Messrs. Bauer, Mitchell and Grubbs received a one-time cash bonus equal to $100,000 paid in February 2013 after the completion of TRI Pointe’s initial public offering.

Messrs. Bauer, Mitchell and Grubbs each received an annual cash bonus as disclosed in the table above under our non-equity incentive compensation plan (the “Bonus Plan”). Under the Bonus Plan, each named executive officer was eligible to receive a cash bonus of up to 100% of his base salary based on TRI Pointe’s achievement of a pre-established consolidated earnings before interest, taxes, depreciation and amortization (EBITDA). Under the Bonus Plan, achievement of the threshold goal (75% of the EBITDA goal) would result in a cash bonus equal to 50% of the named executive officer’s base salary; achievement of the target goal (100% of the EBITDA goal) would result in a cash bonus equal to 75% of the named executive officer’s base salary and achievement of the maximum goal (125% of the EBITDA goal) would result in a cash bonus equal to 100% of the named executive officer’s base salary, with achievement between the threshold, target and maximum levels resulting in payments calculated on a linear one to one increase or decrease. For fiscal year 2013, TRI Pointe determined that the performance goal was achieved at a level of         %, resulting in the payments disclosed above.

The employment agreements contain customary non-competition provisions that apply until September 24, 2015 and non-solicitation provisions that apply during the term of the agreements and for two years after the termination of their employment if their employment is terminated by TRI Pointe for “cause” (as defined in the employment agreements) or if they terminate their employment without “good reason” (as defined in the employment agreements) or one year after the termination of their employment if TRI Pointe terminates their employment without cause of if they terminate their employment for good reason or due to disability. The employment agreements also contain standard confidentiality provisions that apply during the term of the agreements and for three years after the termination of their employment.

Pursuant to his employment agreement, each of TRI Pointe’s named executive officers has agreed that, for a period of 36 months following the completion of TRI Pointe’s initial public offering, during any calendar quarter, he will not sell shares of TRI Pointe common stock in an amount exceeding the greater of (i) 10% of the shares of TRI Pointe common stock owned by him on the date of the completion of TRI Pointe’s initial public offering and (ii) the percentage of shares of TRI Pointe common stock that has been sold or otherwise disposed of by the Starwood Fund during such calendar quarter.

TRI Pointe may terminate the employment of a named executive officer at any time with or without cause, and the executive may terminate his employment with or without good reason. If TRI Pointe terminates a named executive officer’s employment for cause, or if the named executive officer resigns without good reason, the named executive officer will be entitled to receive any earned but unpaid annual base salary, any earned but unpaid prior-year bonus, reimbursement of expenses incurred prior to the date of termination, accrued vacation and any other paid-time-off and any benefits that have been earned and accrued prior to the date of termination. In addition, any outstanding awards granted to the named executive officer under the 2013 LTIP or any subsequent equity incentive plan approved by TRI Pointe’s board of directors will vest, terminate or become exercisable, as the case may be, in accordance with their terms.

If TRI Pointe terminates a named executive officer’s employment without cause or if the named executive officer terminates his employment agreement for good reason or due to disability or death, the named executive officer will be entitled to the severance benefits described below. The severance benefits include the following:

•	in each case, the named executive officer will be entitled to receive any earned but unpaid annual base salary, any earned but unpaid prior-year bonus, reimbursement of expenses incurred prior to the date of termination, accrued vacation and any other paid-time-off and any benefits that have been earned and accrued prior to the date of termination;

•	in each case, TRI Pointe shall reimburse the COBRA premium under TRI Pointe’s health and dental plans; and

•	if the termination is not due to disability or death, the named executive officer will be entitled to receive a cash payment in an amount equal to the sum of (i) the named executive officer’s 12 months’ annual base salary, plus (ii) the average actual bonus earned by the named executive officer during the two previous calendar years; provided that, for Mr. Bauer, such sum shall be multiplied by 1.5.

Outstanding Equity Awards as of December 31, 2013

The following table provides information regarding the equity awards held by TRI Pointe’s named executive officers as of December 31, 2013.

	Option Awards(1)				Stock Awards(2)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)
Mr. Douglas F. Bauer		94,067	17.00	1/30/2023	372,606	7,426,038
Mr. Thomas J. Mitchell		94,067	17.00	1/30/2023	372,606	7,426,038
Mr. Michael D. Grubbs		94,067	17.00	1/30/2023	372,606	7,426,038

(1)	In fiscal 2013, each of Messrs. Bauer, Mitchell and Grubbs were granted options to purchase 94,067 shares of TRI Pointe common stock (with a strike price equal to $17.00 per share), which options will vest in equal annual installments over three years on each anniversary of January 30, 2013, and which options will expire in ten years.
(2)	Includes 20,588 restricted stock units granted in 2013 to each of Messrs. Bauer, Mitchell and Grubbs which vest in equal annual installments over three years on each anniversary of January 30, 2013. Once vested, the restricted stock units will be settled for an equal number of shares of TRI Pointe common stock. Also includes 352,018 shares of unvested TRI Pointe common stock that was issued to each of Messrs. Bauer, Mitchell and Grubbs pursuant to the senior officer employment and equity agreements that TRI Pointe’s named executive officers entered into with TPH LLC and upon their entry into the operating agreement of TPH LLC on September 24, 2010. Each of TRI Pointe’s named executive officers was issued an aggregate of 66 2/3 incentive units in TPH LLC. As Incentive Unit Holders, TRI Pointe’s named executive officers had the right to receive certain distributions, if any, from TPH LLC following distributions by TPH LLC to the common members of TPH LLC of all of their prior capital contributions plus a specified return on such capital contributions. The members of TPH LLC, including TRI Pointe’s named executive officers (in their capacities as common unit members and Incentive Unit Holders), received an aggregate of 21,597,907 shares of TRI Pointe common stock in connection with the conversion of their membership interests in TPH LLC with Messrs. Bauer, Mitchell and Grubbs each being allocated 1,148,050, 1,148,050 and 990,475 shares, respectively. The vesting terms of the incentive units was as follows: (i) 18.75% of such units vested, subject to limitation in (iii) below, on the date following the first-year anniversary of the date of such officer’s senior officer employment and equity agreement; (ii) 56.25% of such units vest, subject to limitation in (iii) below, in equal quarterly installments between the first and fourth-year anniversary of the date of such officer’s senior officer employment and equity agreement; (iii) 25% of the awards granted in (i) and (ii) will vest upon a liquidity event as defined below and (iv) 25% of such units to be converted into a number of shares of restricted stock prior to the completion of TRI Pointe’s initial public offering. Such shares of restricted stock will vest upon a liquidity event as defined as the earlier of (A) the Starwood Fund or its affiliates selling 75% or more of the shares of TRI Pointe common stock to non-affiliates, (B) the Starwood Fund or its affiliates owning less than 25% of the total TRI Pointe common stock outstanding, (C) TRI Pointe’s dissolution and (D) (x) subject to certain vesting limitations provided in the employment agreement of TRI Pointe’s executive officers, the sale by the Starwood Fund or its affiliates of 25% or more of their shares of TRI Pointe common stock to non-affiliates or (y) the disposition of substantially all of TRI Pointe’s assets to non-affiliates; provided that Messrs. Bauer, Mitchell and Grubbs have entered into a lock-up agreement with the Starwood Fund with respect to these shares of restricted stock that will modify certain of these vesting requirements upon consummation of the Merger (see “Other Agreements—Lock-Up Agreement”). The consummation of the Merger will constitute a liquidity event.

Compensation of Non-Employee Directors

TRI Pointe’s board of directors maintains the following compensation program for TRI Pointe’s non-employee directors:

•	an annual retainer of $60,000, at least half of which is in the form of restricted stock units (priced based upon the closing price on the date of grant) or options (priced based upon a Black-Scholes valuation), in the discretion of the directors, with such restricted stock units and/or options vesting on the one-year anniversary of the date of grant; directors may elect to receive more than 50% of their annual retainer in restricted stock units and/or options;

•	an additional annual cash retainer of $5,000 to the chair of the audit committee and an additional cash retainer of $2,500 for the other members of the audit committee;

•	an additional annual cash retainer of $2,500 to the Chair of the Compensation Committee and an additional cash retainer of $1,250 for the other members of such committee;

•	an additional annual cash retainer of $2,500 to the chair of the nominating and corporate governance committee and an additional cash retainer of $1,250 for the other members of such committee; and

•	$500 for each meeting attended (although if more than one meeting occurs on one day, directors will receive only $500).

In addition, any non-employee director elected or appointed to TRI Pointe’s board of directors for the first time following the completion of TRI Pointe’s initial public offering will receive an initial grant of $40,000 of restricted stock units, which restricted stock units will vest in equal installments annually over three years. Once vested, the restricted stock units will be settled for an equal number of shares of TRI Pointe common stock.

TRI Pointe reimburses TRI Pointe’s non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including without limitation travel expenses in connection with their attendance in-person at board and committee meetings. Directors who are employees do not receive any compensation for their services as directors.

Mr. Barry Sternlicht, the chairman of TRI Pointe’s board, and Mr. J. Marc Perrin, a member of TRI Pointe’s board, each waived receipt of the initial grant of restricted stock units referenced above; however, because Mr. Perrin left his position at the Starwood Fund prior to August 1, 2013, the TRI Pointe board of directors granted him a retainer of $60,000 in the form of restricted stock units prorated for service from August 1, 2013. In addition, for as long as the Starwood Fund beneficially owns shares of TRI Pointe common stock, Mr. Sternlicht shall waive any directors’ fees and grants that would otherwise be payable or made, as the case may be, to him in connection with his service on TRI Pointe’s board of directors. In the event that the Starwood Fund ceases to beneficially own any shares of TRI Pointe common stock, Messrs. Sternlicht may elect to receive such fees and grants on a prospective basis.

In November 2013, the TRI Pointe board of directors approved the payment of $25,000 in the form of restricted stock units to Mr. Steven Gilbert for services as lead independent director.

Director Stock Ownership Requirement

Each of TRI Pointe’s independent directors is required, within three years of becoming a member of TRI Pointe’s board, to own shares of TRI Pointe common stock equal to three times the annual retainer payable to TRI Pointe’s non-employee directors by the director’s third anniversary of joining TRI Pointe’s board.

Director Compensation

The following table sets forth the total cash and equity compensation paid to TRI Pointe’s non-employee directors for their service on the board of directors and committees of the board of directors during fiscal 2013:

Name	Fees earned or paid in cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(3)	Total ($)
Barry S. Sternlicht	$0	$0	$0	$0
J. Marc Perrin	20,000	19,000	0	39,000
Richard D. Bronson	38,500	70,000	0	108,500
Wade H. Cable	41,500	70,000	0	111,500
Steven J. Gilbert	68,750	65,000	30,000	163,750
Thomas B. Rogers	43,750	70,000	0	113,750

(1)	The amounts reported in these columns reflect the aggregate grant date fair value of grants of stock options and restricted stock awards to each of the non-employee directors, computed in accordance with GAAP. For additional information about the assumptions used in these calculations, see Note to TRI Pointe’s audited consolidated financial statements included in TRI Pointe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.
(2)	At December 31, 2013, TRI Pointe’s non-employee directors held the following unvested restricted stock units: Mr. Sternlicht, 0; Mr. Perrin, 1,164; Mr. Bronson, 3,857; Mr. Cable, 3,857; Mr. Gilbert, 3,868; and Mr. Rogers, 3,857.
(3)	At December 31, 2013, TRI Pointe’s non-employee directors held the following unvested stock option awards, some of which were not fully vested: Mr. Sternlicht, 0 Mr. Perrin, 0; Mr. Bronson, 0; Mr. Cable, 0; Mr. Gilbert, 3,699; and Mr. Rogers, 0.

Summary of the 2013 Long-Term Incentive Plan

Purpose of the 2013 Long-Term Incentive Plan. The 2013 Long-Term Incentive Plan (the “2013 LTIP”) is intended to: (i) align the interests of TRI Pointe stockholders and the recipients of awards under the 2013 LTIP by increasing the proprietary interest of such recipients in TRI Pointe’s growth and success, (ii) advance the interests of TRI Pointe by attracting and retaining directors, officers, employees and other service providers and (iii) motivate such persons to act in the long-term best interests of TRI Pointe and its stockholders.

Administration. The 2013 LTIP is administered by the Compensation Committee, which may delegate certain of its authority under the 2013 LTIP to TRI Pointe’s board of directors or, subject to applicable law, to TRI Pointe’s Chief Executive Officer or such other executive officer as the Compensation Committee deems appropriate; provided, that the Compensation Committee may not delegate its authority under the 2013 LTIP to TRI Pointe’s Chief Executive Officer or any other executive officer with regard to the selection for participation in the 2013 LTIP of an officer, director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, price or amount of an award to such an officer, director or other person.

The Compensation Committee may, subject to the terms of the 2013 LTIP, select eligible persons for participation in the 2013 LTIP and determine the form, amount and timing of each award and, if applicable, the number of shares of TRI Pointe common stock, the number of SARs, the number of RSUs, the dollar value subject to an award, the purchase price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award, including, without limitation, the form of the agreement evidencing the award. The Compensation Committee may, in its sole discretion and for any reason at any time, take action such that (i) any or all outstanding options and SARs shall become exercisable in part or in full, (ii) all or a portion of the restriction period applicable to any outstanding restricted stock or RSUs shall lapse, (iii) all or a portion of the performance period applicable to any outstanding restricted stock, RSUs or performance award shall lapse and (iv) the performance measures (if any) applicable to any outstanding award shall be deemed to be satisfied at the target or any other level. The Compensation Committee may, subject to the terms of the 2013 LTIP, interpret the 2013 LTIP and the application thereof, establish rules and regulations it deems necessary or desirable for the administration of the 2013 LTIP and impose, incidental to the grant of an award, conditions with respect to the award. All such interpretations, rules, regulations and conditions shall be conclusive and binding on all parties.

The Compensation Committee has reserved the right to amend or replace any previously granted option or SAR without TRI Pointe stockholder approval in a manner that is considered a repricing under stock exchange listing rules.

Number of Shares. The number of shares of TRI Pointe common stock available for issuance with respect to awards granted under the 2013 LTIP, if the proposed amendment to the 2013 LTIP and the issuance of shares of TRI Pointe common stock in connection with the Merger are approved by TRI Pointe stockholders, is limited to              shares (representing an increase of              shares from the number of shares available for issuance prior to the passage of the proposed amendment), and of such              shares, no more than              shares of TRI Pointe common stock in the aggregate may be issued in connection with incentive stock options. The number of shares of TRI Pointe common stock available under the 2013 LTIP will be reduced by the sum of the aggregate number of shares of TRI Pointe common stock which become subject to outstanding options, outstanding free-standing SARs, outstanding stock awards and outstanding performance awards. To the extent that shares of TRI Pointe common stock subject to an outstanding option, SAR, stock award or performance award granted under the 2013 LTIP or any predecessor plan are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares subject to an option cancelled upon settlement in shares of a related tandem SAR or shares subject to a tandem SAR cancelled upon exercise of a related option) or (ii) the settlement of such award in cash, then such shares of TRI Pointe common stock will again be available under the 2013 LTIP.

Notwithstanding anything in the 2013 LTIP to the contrary, shares of TRI Pointe common stock subject to an award under the 2013 LTIP may not be made available for issuance if those shares are: (i) shares that were subject to a stock-settled SAR and were not issued upon the net settlement or net exercise of such SAR; (ii) shares delivered to or withheld by TRI Pointe to pay the purchase price or the withholding taxes related to an outstanding option or SAR; or (iii) shares repurchased on the open market with the proceeds of an option exercise. Shares delivered to or withheld by TRI Pointe to pay the withholding taxes for stock awards or performance awards will again be available for issuance.

The number of shares of TRI Pointe common stock available for awards under the 2013 LTIP will not be reduced by (i) the number of shares of TRI Pointe common stock subject to Substitute Awards (as defined in the 2013 LTIP) or (ii) available shares under a stockholder approved plan of a company or other entity which was a party to a corporate transaction with TRI Pointe (as appropriately adjusted to reflect such corporate transaction) which become subject to awards granted under the 2013 LTIP (subject to applicable stock exchange requirements).

The shares of TRI Pointe common stock reserved for issuance pursuant to the 2013 LTIP may consist either of authorized but unissued shares of TRI Pointe common stock or of authorized and issued shares of TRI Pointe common stock reacquired and held as treasury shares or otherwise or a combination thereof.

Options. Two types of stock options are authorized to be granted under the 2013 LTIP, options that qualify as incentive stock options pursuant to Section 422 of the Code and options that do not qualify as incentive stock options, i.e., nonstatutory stock options. To the extent that the aggregate fair market value of the TRI Pointe common stock, determined as of the date of grant, underlying any incentive stock options granted pursuant to any TRI Pointe plans that first become exercisable during a calendar year with respect to an individual grantee exceeds $100,000, such stock options shall be treated as nonstatutory stock options.

The exercise price with respect to a stock option may not be less than the fair market value of a share of TRI Pointe common stock on the date of grant, as determined pursuant to the 2013 LTIP. However, if an employee beneficially owns TRI Pointe common stock representing more than 10% of the total combined voting power of all classes of capital stock of TRI Pointe or of any of its subsidiaries at the time an incentive stock option is granted, then the exercise price with respect to such incentive stock options must be at least 110% of the fair market value of a share of TRI Pointe common stock on the date of grant. In no event may an incentive stock option be exercisable more than ten years after the date of grant; however, an incentive stock option granted to an employee with an exercise price required to be at least 110% of the fair market value of a share of TRI Pointe common stock on the date of grant may not be exercisable for more than five years after the date of grant.

The exercise price may be paid in cash, by delivery (either actual delivery or by attestation procedures established by TRI Pointe) of shares of TRI Pointe common stock having a fair market value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise, by authorizing TRI Pointe to withhold whole shares of TRI Pointe common stock which would otherwise be delivered having an aggregate fair market value, determined as of the date of exercise, equal to the amount necessary to satisfy such obligation, in cash by a broker-dealer acceptable to TRI Pointe to whom the optionee has submitted an irrevocable notice of exercise or a combination of the foregoing, in each case to the extent set forth in the award agreement relating to the option or as otherwise authorized by the Compensation Committee.

SARs. An SAR provides the recipient with the right to receive, upon exercise of the SAR, cash, shares of TRI Pointe common stock or a combination of the two. The amount that the recipient will receive upon exercise generally will equal the excess of the fair market value of the shares of TRI Pointe common stock on the date of exercise over the shares’ fair market value on the date of grant. SARs will become exercisable in accordance with terms determined by the Compensation Committee. SARs may be granted in tandem with an option grant or as independent grants. The term of an SAR cannot exceed, in the case of a tandem SAR, the expiration, cancellation or other termination of the related option and, in the case of a free-standing SAR, ten years from the date of grant.

Bonus Stock. The 2013 LTIP provides for the grant of shares of TRI Pointe common stock which are not subject to a restriction period or performance measures (“Bonus Stock”). The Compensation Committee will determine the number of shares of Bonus Stock to be granted to any participant. Upon the grant of a Bonus Stock award, subject to TRI Pointe’s right to require payment of any withholding taxes, a certificate or certificates evidencing ownership of the requisite number of shares of TRI Pointe common stock will be delivered to the holder of such award or such shares will be transferred to the holder in book entry form.

Restricted Stock and RSUs. The Compensation Committee may place such restrictions as it deems appropriate on any shares of restricted stock or RSUs awarded under the 2013 LTIP. The number of shares subject to an award of restricted stock or RSUs and the restriction period, performance period (if any) and performance measures (if any) will be determined by the Compensation Committee. Unless otherwise set forth in an award agreement, the holder of restricted stock awarded under the 2013 LTIP will have all rights as a stockholder of TRI Pointe, including, but not limited to, voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all TRI Pointe stockholders; provided, however, that (i) a distribution with respect to shares of TRI Pointe common stock, other than a regular cash dividend, and (ii) a regular cash dividend with respect to shares of TRI Pointe common stock that are subject to performance-based vesting conditions, in each case, will be deposited with TRI Pointe and subject to the same restrictions as the shares of TRI Pointe common stock with respect to which such distribution was made. The award agreement evidencing a grant of RSUs will specify whether such award may be settled in shares of TRI Pointe common stock or cash or a combination thereof and whether the holder thereof will be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Compensation Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of TRI Pointe common stock subject to such award. Any dividend equivalents with respect to RSUs that are subject to performance-based vesting conditions will be subject to the same restrictions as such RSUs. Prior to the settlement of an award of RSUs, the holder of such award will have no rights as a TRI Pointe stockholder of with respect to the shares of TRI Pointe common stock subject to such award.

Performance Criteria. The Compensation Committee may establish performance criteria and objectives that must be satisfied as a condition to the grant or exercisability of all or a portion of an option or SAR or during the applicable restriction period or performance period as a condition to the vesting of the holder’s interest, in the case of restricted stock awards, of the shares of TRI Pointe common stock subject to such award or, in the case of an award of RSUs or a performance award, to the holder’s receipt of the shares of TRI Pointe common stock subject to such award or of payment with respect to such award. Such criteria and objectives may include, without limitation, one or more of the following corporate-wide or subsidiary, division, operating unit or individual measures, stated in either absolute terms or relative terms, such as rates of growth or improvement: the attainment by a share of TRI Pointe common stock of a specified fair market value for a specified period of time, earnings per share, return to TRI Pointe stockholders (including dividends), return on assets, return on equity, earnings of TRI Pointe before or after taxes and/or interest, revenues, expenses, market share, cash flow or cost reduction goals, interest expense after taxes, return on investment, return on investment capital, return on operating costs, economic value created, operating margin, gross margin, the achievement of annual operating profit plans, net income before or after taxes, pretax earnings before interest, depreciation and/or amortization, pretax operating earnings after interest expense and before incentives, and/or extraordinary or special items, operating earnings, net cash provided by operations, and strategic business criteria, specified market penetration, cost targets, customer satisfaction or any combination of the foregoing. In the sole discretion of the Compensation Committee, the Compensation Committee may amend or adjust the performance measures or other terms and conditions of an outstanding award in recognition of unusual or nonrecurring events affecting TRI Pointe or its financial statements or changes in law or accounting principles.

The award agreement relating to any performance award will provide the vesting provisions for such award if the specified performance measures are satisfied or met during the specified performance period and for the forfeiture of such award if the specified performance measures are not satisfied or met during the specified performance period. Any dividends or dividend equivalents with respect to a performance award that is subject to performance-based vesting conditions will be subject to the same restrictions as such performance award. Prior to the settlement of a performance award in shares of TRI Pointe common stock, including restricted stock, the holder of such award will have no rights as a TRI Pointe stockholder.

Transferability. Awards granted under the 2013 LTIP are not transferable other than by will, the laws of descent and distribution or pursuant to beneficiary designation procedures approved by TRI Pointe or, to the extent expressly permitted in an award agreement, to the holder’s family members, a trust or entity established by the holder for estate planning purposes, a charitable organization designated by the holder or pursuant to a qualified domestic relations order, in each case, without consideration. Except to the extent permitted by the foregoing sentence or as provided in an award agreement, each award may be exercised or settled during the holder’s lifetime only by the holder or the holder’s legal representative or similar person. Except as permitted by the second preceding sentence, no award may be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of any award, such award and all rights thereunder will immediately become null and void.

Eligibility. Awards may be granted to TRI Pointe’s and its subsidiaries’ officers, directors, employees and consultants, and persons expected to become TRI Pointe’s or its subsidiaries’ officers, directors, employees or consultants. However, only regular full-time employees of TRI Pointe or its subsidiaries are eligible to receive incentive stock options. As of January 3, 2014, there were 5 executive officers, 7 directors and approximately 142 employees eligible to receive grants under the 2013 LTIP.

Termination of Employment. All of the terms of an award relating to a termination of employment or service with TRI Pointe will be determined by the Compensation Committee and set forth in an award agreement.

Adjustments. In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation) that causes the per share value of shares of TRI Pointe common stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary dividend, the number and class of securities available under the 2013 LTIP, the terms of each outstanding option and SAR (including the number and class of securities subject to each outstanding option or SAR and the purchase price or base price per share), the terms of each outstanding restricted stock award and RSU award (including the number and class of securities subject thereto), and the terms of each outstanding performance award will be appropriately adjusted by the Compensation Committee, such adjustments to be made in the case of outstanding options and SARs without an increase in the aggregate purchase price or base price and in accordance with Section 409A of the Code. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of TRI Pointe, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Compensation Committee (or, if TRI Pointe is not the surviving corporation in any such transaction, the board of directors of the surviving corporation) to prevent dilution or enlargement of rights of participants. In either case, the decision of the Compensation Committee regarding any such adjustment will be final, binding and conclusive.

Change in Control. Subject to the terms of the applicable award agreement, upon a “change in control” (as defined in the 2013 LTIP), the board of directors may, in its discretion, determine whether some or all outstanding options and SARs will become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted stock awards and RSU awards will lapse in full or in part and whether the performance measures applicable to some or all outstanding awards will be deemed to be satisfied. TRI Pointe’s board of directors may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, be substituted for some or all of shares of TRI Pointe common stock subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to TRI Pointe by the holder, to be immediately cancelled by TRI Pointe , in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding TRI Pointe or a combination of both cash and such shares of stock.

Amendment and Termination. The board of directors may terminate or amend the 2013 LTIP at any time, subject to any requirement of stockholder approval required by applicable law, rule or regulation. The Compensation Committee may amend the terms of any outstanding award under the 2013 LTIP at any time. No amendment or termination of the 2013 LTIP or any outstanding award may adversely affect any of the rights of an award holder without the holder’s consent.

Effective Date and Term of the Plan. The 2013 LTIP became effective on January 30, 2013 and will automatically expire on the tenth anniversary of its effective date, unless terminated sooner by the board of directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The compensation committee of the TRI Pointe board of directors consists of Messrs. Bronson, Cable and Gilbert. No member of the compensation committee is, or has been at any time, an officer or employee of TRI Pointe, nor has any member had any relationship with TRI Pointe requiring disclosure under Item 404 of Regulation S-K. None of TRI Pointe’s executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on TRI Pointe’s board of directors or compensation committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

TRI Pointe’s executive officers, directors and other related parties will receive, or have received since the beginning of the last fiscal year, material financial and other benefits, including the following:

Indemnification Agreements

TRI Pointe has entered into an indemnification agreement with each of its officers and directors. These agreements require TRI Pointe to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to TRI Pointe, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Additionally, in connection with the voting agreements described in “Other Agreements—Voting Agreements,” TRI Pointe has entered into indemnification agreements with Starwood Capital Group and Messrs. Bauer, Mitchell and Grubbs, pursuant to which TRI Pointe has agreed to (i) pay all out-of-pocket costs, and reasonable fees and expenses of counsel and other advisors, incurred by the applicable stockholder in connection with the execution and performance of the applicable voting agreement and (ii) indemnify and hold harmless the applicable stockholder from all losses arising out of or relating to the execution and performance of the applicable voting agreement. For more information, see “Other Agreements—Indemnity Agreements.”

Registration Rights

On January 30, 2013, TRI Pointe entered into a registration rights agreement with the former members of TPH LLC, including the Starwood Fund, the members of TRI Pointe’s management team and a third-party investor, with respect to the shares of TRI Pointe common stock that they received as part of TRI Pointe’s formation transactions. The shares are referred to collectively as the “registrable shares.” Pursuant to the registration rights agreement, TRI Pointe granted the former members of TPH LLC and their direct and indirect transferees shelf registration rights to require TRI Pointe to file a shelf registration statement for the registrable shares and to maintain the effectiveness of such registration statement so as to allow sales thereunder from time to time, demand registration rights to have the registrable shares registered for resale, and, in certain circumstances, the right to make “piggy-back” sales of the registrable shares under registration statements TRI Pointe might file in connection with future public offerings.

Notwithstanding the foregoing, the registration rights are subject to cutback provisions, and TRI Pointe is permitted to suspend the use, from time to time, of the prospectus that is part of the shelf registration statement (and therefore suspend sales under the shelf registration statement) for certain periods, referred to as “blackout periods.”

Acquisitions from Entities Managed by Affiliates of Starwood Capital Group

In March 2011 and December 2012, TRI Pointe (through its predecessor in interest, TPH LLC) acquired 62 lots and 25 lots, respectively, in the Rosedale master planned community located in Azusa, California, for a purchase price of approximately $6.5 million and $3.5 million (plus a potential profit participation should a specific net margin be exceeded), respectively, from an entity in which an affiliate of the Starwood Capital Group owns a minority interest.

In December 2012, TRI Pointe (through its predecessor in interest, TPH LLC) acquired 57 lots out of a total commitment of 149 lots located in Castle Rock, Colorado, for a purchase price of approximately $3.2 million from an entity managed by an affiliate of the Starwood Capital Group. TRI Pointe has the right to acquire the remaining 92 entitled lots for a purchase price of approximately $5.4 million.

In March 2013, TRI Pointe acquired an additional 66 lots in the Rosedale master planned community located in Azusa, California, for a purchase price of approximately $15.7 million (plus a potential profit participation should a specific net margin be exceeded) from an entity in which an affiliate of the Starwood Capital Group owns a minority interest. This acquisition was approved by TRI Pointe independent directors.

In September 2013, TRI Pointe acquired 87 lots located in the master planned community of Sycamore Creek in Riverside, CA, for a purchase price of approximately $11.8 million, and 49 lots located in the community of Topazridge, also located in Riverside, CA, for a purchase price of approximately $6 million. These lots were purchased from an entity managed by an affiliate of the Starwood Capital Group. This acquisition was approved by TRI Pointe independent directors.

In December 2013, TRI Pointe acquired 67 lots located in Castle Rock, Colorado, for a purchase price of approximately $3.8 million from an entity managed by an affiliate of the Starwood Capital Group. This acquisition was approved by TRI Pointe independent directors.

Reimbursement of Expenses to Starwood Capital Group

Although TRI Pointe does not pay any fees to Starwood Capital Group or its affiliates, TRI Pointe has reimbursed Starwood Capital Group for certain due diligence expenses and for the out-of-pocket travel and lodging expenses of representatives of Starwood Fund for their attendance at board of directors and other meetings and in connection with site visits or other business of TRI Pointe. TRI Pointe (through its predecessor in interest, TPH LLC) reimbursed Starwood Capital Group $4,166, $79,464 and $0 during the years ended December 31, 2012, 2011 and 2010, respectively.

Conflicts of Interest

Conflicts of interest may exist among TRI Pointe’s directors and officers and other related parties and TRI Pointe as described below.

As of January 3, 2014, the Starwood Fund beneficially owns 11,985,905 shares of TRI Pointe common stock, which represents approximately 37.9% of the shares entitled to vote at TRI Pointe’s annual meeting. Starwood Fund is managed by an affiliate of Starwood Capital Group.

On January 30, 2013, TRI Pointe entered into an investor rights agreement with the Starwood Fund. Under the investor rights agreement, the Starwood Fund has the right to nominate two members of the TRI Pointe board of directors for as long as the Starwood Fund owns 25% or more of the outstanding TRI Pointe common stock (excluding shares of common stock that are subject to issuance upon the exercise or exchange of rights of conversion or any options, warrants or other rights to acquire shares) and one member of the TRI Pointe board of directors for as long as it owns at least 10% of such outstanding TRI Pointe common stock. In addition, the members of TRI Pointe’s management team agreed to vote all shares of TRI Pointe common stock that they own in favor of the Starwood Fund nominees in any election of directors for as long as the Starwood Fund owns at least 10% of such outstanding TRI Pointe common stock. On November 3, 2013, the investor rights agreement was amended, effective as of the date of the closing of the Merger, to provide that, following the consummation of the Merger, the Starwood Fund will have the right to nominate one member of the TRI Pointe board of directors for as long as the Starwood Fund owns at least 5% of the outstanding TRI Pointe common stock. In addition, following the consummation of the Merger, the investor rights agreement will automatically terminate upon the date on which the Starwood Fund owns less than 1% of the outstanding TRI Pointe common stock.

The Starwood Fund’s interests may not be fully aligned with yours and this could lead to a strategy that is not in your best interest. In addition, Starwood Fund’s significant ownership in TRI Pointe and resulting ability to effectively control TRI Pointe, in each case, prior to the consummation of the transactions, may discourage someone from making a significant equity investment in TRI Pointe, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of TRI Pointe common stock might otherwise receive a premium for your shares over the then current market price. See “Risk Factors.”

In addition to the acquisitions of lots from entities managed by an affiliate of Starwood Capital Group referred to above under the section entitled “—Acquisitions from Entities Managed by Affiliates of Starwood Capital Group,” TRI Pointe may in the future acquire additional land from affiliates of Starwood Capital Group. Any such acquisitions will be separately considered for approval by the independent directors.

Mr. Barry Sternlicht, the Chairman of the board of directors, is the Chairman and Chief Executive Officer of Starwood Capital Group. As a result of TRI Pointe’s relationship with Starwood Capital Group, there may be transactions between TRI Pointe and Starwood Capital Group, Starwood Property Trust (which is managed by an affiliate of Starwood Capital Group) that could present an actual or perceived conflict of interest. These conflicts of interest may lead Mr. Sternlicht to recuse himself from actions of the board of directors with respect to any transactions involving or with Starwood Capital Group, Starwood Property Trust or their affiliates. In addition, Mr. Sternlicht will devote only a portion of his business time to their duties with the board of directors, and he will devote the majority of his time to his duties with Starwood Capital Group and its affiliates and other commitments. For more information, see “Information on TRI Pointe—Directors and Officers of TRI Pointe Before and After the Transactions.”

TRI Pointe has entered into amended and restated employment agreements with Mr. Douglas Bauer, TRI Pointe’s Chief Executive Officer; Mr. Thomas Mitchell, TRI Pointe’s President and Chief Operating Officer; and Mr. Michael Grubbs, TRI Pointe’s Chief Financial Officer, pursuant to which they will devote their full business time and attention to TRI Pointe’s affairs. See “Executive Compensation—Employment Agreements.” These employment agreements were not negotiated on an arm’s-length basis. TRI Pointe may choose not to enforce, or to enforce less vigorously, its rights under these agreements because of its desire to maintain an ongoing relationship with the individual parties to these agreements.

On November 3, 2013, in connection with the voting agreements described in “Other Agreements—Voting Agreements,” Messrs. Bauer, Grubbs and Mitchell entered into a lock-up agreement with the Starwood Fund. Pursuant to the lock-up agreement, Messrs. Bauer, Grubbs and Mitchell each agreed that, following the effectiveness of the Merger, they would not sell to any third party certain of their shares of common stock, as outlined in each of their employment agreements, without the prior written consent of the Starwood Fund, until the Starwood Fund (and any of its affiliates owning TRI Pointe common stock) owns less than 4.875% of the total TRI Pointe common stock outstanding after the effectiveness of the Merger. For more information, see “Executive Compensation—Employment Agreements.”

TRI Pointe has adopted Corporate Governance Guidelines which, among other things, require directors to disclose to the Chairman of the Board personal or business interests that involve an actual or potential conflict of interest. In addition, TRI Pointe’s Code of Business Conduct and Ethics requires that any transaction in which any of TRI Pointe’s directors, officers or employees has an interest must be approved by a vote of a majority of TRI Pointe’s disinterested and independent directors. TRI Pointe’s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer (or persons performing similar functions) (collectively, “Senior Officers” and each a “Senior Officer”) must comply with TRI Pointe’s Code of Ethics for Senior Executive and Financial Officers, which requires the prior written approval of TRI Pointe’s Audit Committee before a Senior Officer makes any investment, accepts any position or benefits, participates in any transaction or business arrangement or otherwise acts in a manner that creates or appears to create a conflict of interest. Neither the adoption of these policies nor any communication concerning these policies is intended to constitute a representation concerning past, present or future compliance by the persons subject to them. TRI Pointe cannot assure you that these policies will be successful in eliminating the influence of conflicts of interest. These policies may be amended from time to time at the discretion of the TRI Pointe board of directors, without a vote of the TRI Pointe stockholders.

TRI POINTE FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Financial Statements for the Period Ended September 30, 2013

TRI POINTE HOMES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	September 30, 2013	December 31, 2012
	(unaudited)
Assets
Cash and cash equivalents	$32,303	$19,824
Marketable securities	29,928	—
Real estate inventories	359,878	194,083
Contracts and accounts receivable	533	548
Other assets	8,326	3,061

Total Assets	$430,968	$217,516

Liabilities and Equity
Accounts payable	$14,598	$7,823
Accrued liabilities	11,072	3,172
Notes payable	92,452	57,368

Total Liabilities	118,122	68,363

Commitments and contingencies (Note 7)	—	—

Equity:
Members equity	—	149,153
Stockholders’ equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares outstanding as of September 30, 2013	—	—
Common stock, $0.01 par value, 500,000,000 shares authorized, 31,597,907 shares issued and outstanding as of September 30, 2013	316	—
Additional paid-in capital	309,852	—
Retained earnings	2,769	—
Accumulated other comprehensive loss	(91)	—

Total Stockholders’ equity	312,846	—

Total Equity	312,846	149,153

Total Liabilities and Equity	$430,968	$217,516

See accompanying notes to the unaudited condensed consolidated financial statements.

TRI POINTE HOMES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(dollars in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Revenues:
Home sales	$56,801	$9,953	$128,115	$22,277
Fee building	1,738	107	9,399	244

Total revenues	58,539	10,060	137,514	22,521

Expenses:
Cost of home sales	43,765	8,784	101,532	19,663
Fee building	1,575	95	8,595	206
Sales and marketing	2,047	1,061	5,168	2,351
General and administrative	4,148	1,504	11,569	4,155

Total expenses	51,535	11,444	126,864	26,375

Income (loss) from operations	7,004	(1,384)	10,650	(3,854)
Other income (expense), net	(509)	(96)	(248)	(86)

Income (loss) before income taxes	6,495	(1,480)	10,402	(3,940)
Provision for income taxes	(1,809)	—	(3,371)	—

Net income (loss)	$4,686	$(1,480)	$7,031	$(3,940)

Net income (loss) per share (Note 2)
Basic	$0.15	$(0.10)	$0.23	$(0.28)
Diluted	$0.15	$(0.10)	$0.23	$(0.28)

Weighted average number of shares (Note 2)
Basic	31,597,907	15,484,663	30,499,006	14,278,384
Diluted	31,618,085	15,484,663	30,514,516	14,278,384

See accompanying notes to the unaudited condensed consolidated financial statements.

TRI POINTE HOMES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(unaudited)

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Net income (loss)	$4,686	$(1,480)	$7,031	$(3,940)
Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities available for sale:
Unrealized holding gain (loss) arising during the period	91	—	(72)	—
Reclassification adjustment for gains included in net income	—	—	(19)	—

Unrealized gain (loss) on marketable securities, net	91	—	(91)	—

Comprehensive income (loss)	$4,777	$(1,480)	$6,940	$(3,940)

See accompanying notes to the unaudited condensed consolidated financial statements.

TRI POINTE HOMES, INC.

CONSOLIDATED STATEMENT OF EQUITY

(unaudited)

(in thousands, except share amounts)

	Stockholders’ Equity
	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity	Members’ Equity	Total Equity
Balance at December 31, 2012	—	$—	$—	$—	$—	$—	$149,153	$149,153
Net income	—	—	—	7,031	—	7,031	—	7,031
Unrealized loss on available-for-sale marketable securities	—	—	—	—	(91)	(91)	—	(91)

Total comprehensive income						6,940	—	6,940
Conversion of members’ equity into common stock	21,597,907	216	153,199	(4,262)	—	149,153	(149,153)	—
Issuance of common stock, net of issuance costs	10,000,000	100	155,308	—	—	155,408	—	155,408
Stock-based compensation expense	—	—	1,345	—	—	1,345	—	1,345

Balance at September 30, 2013	31,597,907	$316	$309,852	$2,769	$(91)	$312,846	$—	$312,846

See accompanying notes to the unaudited condensed consolidated financial statements.

TRI POINTE HOMES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	Nine Months Ended September 30,
	2013	2012
Cash flows from operating activities
Net income (loss)	$7,031	$(3,940)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	342	191
Amortization of stock-based compensation	1,345	349
Gain on sales of marketable securities	(19)	—
Changes in operating assets and liabilities:
Real estate inventories	(165,795)	(66,445)
Contracts and accounts receivable	15	(152)
Other assets	(5,235)	(152)
Accounts payable	6,775	1,195
Accrued liabilities	7,900	(414)

Net cash used in operating activities	(147,641)	(69,368)

Cash flows from investing activities
Purchases of furniture and equipment	(372)	(102)
Purchases of marketable securities	(125,000)	—
Sales of marketable securities	95,000	—

Net cash used in investing activities	(30,372)	(102)

Cash flows from financing activities
Net proceeds from issuance of common stock	155,408	—
Cash contributions from member	—	29,000
Financial advisory fee paid on capital raised	—	(1,015)
Cash from common units subject to redemption	—	37,000
Borrowings from notes payable	123,474	63,253
Repayments of notes payable	(88,390)	(23,690)

Net cash provided by financing activities	190,492	104,548

Net increase in cash and cash equivalents	12,479	35,078
Cash and cash equivalents – beginning of period	19,824	10,164

Cash and cash equivalents – end of period	$32,303	$45,242

Supplemental disclosure of cash flow information
Interest paid, net of amounts capitalized	$—	$—

See accompanying notes to the unaudited condensed consolidated financial statements.

TRI POINTE HOMES, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.	Organization and Basis of Presentation

Organization

TRI Pointe Homes, Inc. is engaged in the design, construction and sale of innovative single-family homes in planned communities in major metropolitan areas located throughout Southern and Northern California and Colorado.

Initial Public Offering

In January 2013, the Company completed its IPO in which it issued and sold 10,000,000 shares of common stock at the public offering price of $17.00 per share. The Company received proceeds of $155.4 million in net proceeds after deducting underwriting discounts and commissions of $11.9 million and other net offering expenses of $2.7 million. The offering also included 5,742,350 shares of our common stock sold by a selling stockholder for $90.8 million, in net proceeds after deducting underwriting discounts and commissions of $6.8 million. In preparation of the IPO, the Company reorganized from a Delaware limited liability company into a Delaware corporation and was renamed TRI Pointe Homes, Inc. Upon the close of the IPO and as of September 30, 2013, the Company had 31,597,907 common shares outstanding.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts have been eliminated upon consolidation. Subsequent events have been evaluated through the date the financial statements were issued.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X and should be read in conjunction with the consolidated financial statements and notes thereto included in this document. The accompanying unaudited condensed financial statements include all adjustments (consisting of normal recurring entries) necessary for the fair presentation of our results for the interim periods presented. Results for the interim periods are not necessarily indicative of the results to be expected for the full year.

Unless the context otherwise requires, the terms “we”, “us”, “our” and “the Company” refer to TRI Pointe Homes, Inc. (and its consolidated subsidiaries).

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies. Accordingly, actual results could differ materially from these estimates.

Recently Issued Accounting Standards

On February 5, 2013, the FASB issued Accounting Standards Update 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”), which adds additional disclosure requirements for items reclassified out of accumulated other comprehensive income (loss). We adopted ASU 2013-02 during the nine months ended September 30, 2013.

2.	Income (Loss) Per Share

Basic and diluted income (loss) per share for the three and nine months ended September 30, 2013 and 2012 give effect to the conversion of the Company’s members’ equity into common stock on January 30, 2013 as though the conversion had occurred as of the beginning of the reporting period or the original date of issuance, if later. The number of shares converted was based on the actual initial public offering price of $17.00 per share.

The following table sets forth the components used in the computation of basic and diluted income (loss) per share (dollars in thousands, except share and per share amounts):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Numerator:
Net income (loss)	$4,686	$(1,480)	$7,031	$(3,940)

Denominator:
Basic weighted-average shares outstanding	31,597,907	15,484,663	30,499,006	14,278,384
Effect of dilutive shares:
Unvested restricted stock units(1)	20,178	—	15,510	—

Diluted weighted-average shares outstanding	31,618,085	15,484,663	30,514,516	14,278,384

Basic income (loss) per share	$0.15	$(0.10)	$0.23	$(0.28)

Diluted income (loss) per share(1)	$0.15	$(0.10)	$0.23	$(0.28)

(1)	For periods with a net loss, no stock options or unvested restricted stock units are included in the dilution calculation as all options and unvested restricted stock units outstanding are considered antidilutive. For the three and nine months ended September 30, 2013, no stock options were included in the diluted income per share calculation as the effect of their inclusion would be antidilutive. There were no outstanding options or non-vested shares in 2012.

3.	Real Estate Inventories and Capitalized Interest

Real estate inventories consisted of the following (in thousands):

	September 30,	December 31,
	2013	2012
Inventories owned:
Deposits and pre-acquisition costs	$21,240	$12,285
Land held and land under development	221,546	129,621
Homes completed or under construction	101,723	40,955
Model homes	15,369	11,222

	$359,878	$194,083

Model homes, homes completed, and homes under construction include all costs associated with home construction, including land, development, indirects, permits, and vertical construction. Land under development includes costs incurred during site development such as land, development, indirects, and permits. Land is classified as held for future development if no significant development has occurred.

Interest incurred, capitalized and expensed were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Interest incurred	$698	$650	$2,011	$1,297

Interest expensed	—	—	—	—

Capitalized interest in beginning inventory	$1,919	$680	$1,364	$159
Interest capitalized as a cost of inventory	698	650	2,011	1,297
Interest previously capitalized as a cost of inventory, included in cost of sales	(690)	(85)	(1,448)	(211)

Capitalized interest in ending inventory	$1,927	$1,245	$1,927	$1,245

Interest is capitalized to real estate inventory during development and other qualifying activities. Interest that is capitalized to real estate inventory is included in cost of sales as related units are closed.

4.	Warranty Reserves

Warranty reserves consisted of the following (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Warranty reserves, beginning of period	$1,939	$991	$1,593	$985
Warranty reserves accrued	721	104	1,449	226
Warranty expenditures	(244)	(49)	(626)	(165)

Warranty reserves, end of period	$2,416	$1,046	$2,416	$1,046

Estimated future direct warranty costs are accrued and charged to cost of sales in the period when the related homebuilding revenues are recognized. Amounts accrued are based upon historical experience rates. Indirect warranty overhead salaries and related costs are charged to the reserve in the period incurred. We assess the adequacy of our warranty accrual on a quarterly basis and adjust the amounts recorded if necessary. Our warranty accrual is included in accrued liabilities in the accompanying consolidated balance sheets.

5.	Notes Payable

Notes payable consisted of the following (in thousands):

	September 30,	December 31,
	2013	2012
Revolving credit facilities	$31,683	$6,855
Acquisition and development loans	37,736	37,996
Construction loans	23,033	12,517

	$92,452	$57,368

The Company has a secured revolving credit facility which has a maximum loan commitment of $30 million, an initial maturity date of April 19, 2014 and a final maturity date of April 19, 2015. The Company may borrow under the facility in the ordinary course of business to fund its operations, including its land development and homebuilding activities. The amount the Company may borrow is subject to applicable borrowing base provisions and concentration limitations, which may also limit the amount available or outstanding under the facility. The facility is secured by deeds of trust on the real property and improvements thereon, and borrowings are repaid with the net sales proceeds from the sales of homes, subject to a minimum release price. Interest rates charged under the facility include applicable LIBOR and prime rate pricing options, subject to a minimum interest rate floor. As of September 30, 2013, the outstanding balance was $2.0 million with an interest rate of 3.75% per annum, and $27.4 million of availability under the facility after considering the borrowing base provisions and outstanding letters of credit.

In July 2013, the Company entered into an additional secured, three-year revolving credit facility with the potential for a one-year extension of the term of the loan, subject to specified conditions and payment of an extension fee. The facility provides for a maximum loan commitment of $125 million. Borrowings under the facility are secured by a first priority lien on borrowing base properties and will be subject to, among other things, a borrowing base formula. Subject to the satisfaction of the conditions to advances set forth in the facility, the Company may borrow solely for the payment or reimbursement of costs or return of capital related to: (a) land acquisition, development and construction of single-family residential lots and homes on and with respect to borrowing base properties (as defined in the facility), or (b) paying off any existing financing secured by the initial borrowing base properties. The interest rate on borrowings will be at a rate based on applicable LIBOR plus a margin, ranging from 250 to 370 basis points depending on our leverage ratio. As of September 30, 2013, the outstanding balance was $29.7 million with an interest rate of 2.69% per annum, and $55.1 million of availability under the facility after considering the borrowing base provisions and outstanding letters of credit.

The Company enters into secured acquisition and development loan agreements to purchase and develop land parcels. In addition, the Company enters into secured construction loan agreements for the construction of its model and production homes. The acquisition and development loans will be repaid as lots are released from the loans based upon a specific release price, as defined in each respective loan agreement. The construction loans will be repaid with proceeds from home closings based upon a specific release price, as defined in each respective loan agreement.

As of September 30, 2013, the Company had $50.3 million of aggregate acquisition and development loan commitments and $48.2 million of aggregate construction loan commitments, of which $37.7 million and $23.0 million was outstanding, respectively. The loans have maturity dates ranging from March 2014 and January 2016, including the six month extensions which are at our election (subject to certain conditions) and bear interest at a rate based on applicable LIBOR or Prime Rate pricing options plus an applicable margin, with certain loans containing a minimum interest rate floor of 4.0%. As of September 30, 2013, the weighted average interest rate was 3.3% per annum.

As of December 31, 2012, the Company’s secured revolving credit facility with a maximum loan commitment of $30.0 million, of which $6.9 million was outstanding, had $21.4 million of availability and an interest rate of 5.5% per annum. In addition, the Company had $68.1 million of aggregate acquisition and development loan commitments and $25.4 million of aggregate construction loan commitments, of which $38.0 million and $12.5 million were outstanding, respectively. The loans had maturity dates ranging from August 2013 to February 2015, including the six month extensions which are at our election (subject to certain conditions) and bear interest at a rate based on applicable LIBOR or Prime Rate pricing options, with interest rate floors ranging from 4.0% to 6.0%. As of December 31, 2012, the weighted average interest rate was 5.2% per annum.

During the three months ended September 30, 2013 and 2012, the Company incurred interest of $698,000 and $650,000, respectively, related to its notes payable. During the nine months ended September 30, 2013 and 2012, the Company incurred interest of $2.0 million and $1.3 million, respectively, related to its notes payable. All interest incurred during the three and nine months ended September 30, 2013 and 2012 was capitalized to real estate inventories.

Under the revolving credit facility and construction notes payable, the Company is required to comply with certain financial covenants, including but not limited to (i) a minimum tangible net worth; (ii) a maximum total liabilities to tangible net worth ratio; (iii) a minimum liquidity amount; (iv) maximum fixed charge coverage ratio; and (v) maximum land assets to tangible net worth ratio. The Company was in compliance with all financial covenants as of September 30, 2013 and December 31, 2012.

6.	Fair Value Disclosures

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date and requires assets and liabilities carried at fair value to be classified and disclosed in the following three categories:

•	Level 1—Quoted prices for identical instruments in active markets

•	Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets at measurement date

•	Level 3—Valuations derived from techniques where one or more significant inputs or significant value drivers are unobservable in active markets at measurement date

The following table presents book values and estimated fair values of financial instruments (in thousands):

		September 30, 2013		December 31, 2012
	Hierarchy	Cost	Fair Value	Cost	Fair Value
Marketable Securities(1)	Level 1	$30,019	$29,928	$—	$—

Notes payable
Revolving credit facility(2)	Level 3	$31,683	$31,683	$6,855	$6,855
Acquisition and development loans(2)	Level 3	37,736	37,736	37,996	37,996
Construction loans(2)	Level 3	23,033	23,033	12,517	12,517

Total notes payable		$92,452	$92,452	$57,368	$57,368

(1)	Marketable securities consist of mutual fund equity securities with quoted prices in active markets. As of September 30, 2013, the Company’s marketable securities were treated as available-for-sale investments and changes in fair value were recorded as a component of accumulated other comprehensive loss. As of September 30, 2013, the Company’s marketable securities were in an unrealized loss position of $(91,000). During the nine months ended September 30, 2013, the Company realized a $19,000 gain from the sale of marketable securities that was recorded to other income (expense), net in the consolidated statements of operations. The Company did not hold any marketable securities as of December 31, 2012.
(2)	Estimated fair values of the outstanding revolving credit facility, acquisition and development loans, and construction loans at September 30, 2013 and December 31, 2012 were based on cash flow models discounted at market interest rates that considered underlying risks of the debt. Due to the short term nature of the revolving credit facility, acquisition and development loans and construction loans, book value approximated fair value at September 30, 2013 and December 31, 2012.

Nonfinancial assets and liabilities include items such as inventory and long lived assets that are measured at fair value when acquired and resulting from impairment, if deemed necessary. During the three and nine months ended September 30, 2013 and 2012, the Company did not record any fair value adjustments to those financial and nonfinancial assets and liabilities measured at fair value on a nonrecurring basis.

7.	Commitments and Contingencies

Lawsuits, claims and proceedings have been or may be instituted or asserted against us in the normal course of business, including actions brought on behalf of various classes of claimants. We are also subject to local, state and federal laws and regulations related to land development activities, house construction standards, sales practices, employment practices and environmental protection. As a result, we are subject to periodic examinations or inquiry by agencies administering these laws and regulations.

We record a reserve for potential legal claims and regulatory matters when they are probable of occurring and a potential loss is reasonably estimable. We accrue for these matters based on facts and circumstances specific to each matter and revise these estimates when necessary.

In view of the inherent difficulty of predicting outcomes of legal claims and related contingencies, we generally cannot predict their ultimate resolution, related timing or eventual loss. If our evaluations indicate loss contingencies that could be material are not probable, but are reasonably possible, we will disclose their nature with an estimate of possible range of losses or a statement that such loss is not reasonably estimable. At September 30, 2013 and December 31, 2012, the Company did not have any accruals for asserted or unasserted matters.

We obtain surety bonds in the normal course of business to ensure completion of certain infrastructure improvements of our projects. As of September 30, 2013 and December 31, 2012, the Company had outstanding surety bonds totaling $33.1 million and $11.9 million, respectively. The beneficiaries of the bonds are various municipalities. In the unlikely event that any such surety bond issued by third parties are called because the required improvements are not completed, the Company could be obligated to reimburse the issuer of the bond.

8.	Stock-Based Compensation

The Company’s stock compensation plan, the 2013 LTIP, was adopted by our board of directors in January 2013. The 2013 Incentive Plan provides for the grant of equity-based awards, including options to purchase shares of common stock, stock appreciation rights, common stock, restricted stock, restricted stock units and performance awards. The 2013 LTIP will automatically expire on the tenth anniversary of its effective date. Our board of directors may terminate or amend the 2013 LTIP at any time, subject to any requirement of stockholder approval required by applicable law, rule or regulation.

The number of shares of our common stock that may be issued under the 2013 LTIP is 2,527,833 shares. To the extent that shares of our common stock subject to an outstanding option, stock appreciation right, stock award or performance award granted under the 2013 LTIP or any predecessor plan are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of such award or the settlement of such award in cash, then such shares of our common stock generally shall again be available under our the 2013 LTIP.

The Company has issued stock option awards and restricted stock unit awards against the 2013 LTIP. The exercise price of our stock-based awards may not be less than the market value of our common stock on the date of grant. The fair value for stock options is established at the date of grant using the Black-Scholes model for time based vesting awards. Our stock option awards typically vest over a one to three year period and expire ten years from the date of grant. Our restricted stock awards are valued based on the closing price of our common stock on the date of grant and typically vest over a one to three year period.

On January 31, 2013, the Company granted an aggregate of 282,201 stock options, with an exercise price per share of $17.00, and 71,176 restricted stock units to members of the management team, officers and directors. On March 1, 2013, the Company granted an aggregate of 72,300 restricted stock units to its employees. Each of the aforementioned awards vest ratably annually on the anniversary of the grant date over a three year period. On March 21, 2013, the Company granted an aggregate of 3,699 stock options with an exercise price per share of $19.95 and 4,512 restricted stock units to members of our independent board of directors as part of their annual compensation as directors. All stock option and restricted stock unit awards cliff vest on the one year anniversary of the grant date. There were no stock option exercises or restricted stock unit vesting during the three and nine months ended September 30, 2013. There were 5,150 restricted stock units forfeited during the nine months ended September 30, 2013.

On September 24, 2010, the Company granted equity based incentive units to management. In connection with the IPO, the incentive units converted into shares of common stock. The recipients of the equity based incentive units have all the rights of a stockholder, including the rights to vote those shares and receive any dividends or distributions made with respect to those shares and any shares or other property received in respect of those shares; provided, however, any non-cash dividend or distribution with respect to the common stock shall be subject to the same vesting provisions as the incentive units. The vesting terms of the equity based incentive units are as follows: (1)18.75% of such units vested, subject to limitation in (3) below on the date following the first-year anniversary of the date of such officer’s employment; (2) 56.25% of such units vest, subject to limitation in (3) below in equal quarterly installments between the first and fourth-year anniversary of the date of such officer’s employment; (3) 25% of the awards granted in (1) and (2) will vest upon a liquidity event as defined; and (4) 25% of such units will be converted into a number of shares of restricted stock prior to a liquidity event, as defined. The grant-date fair value of the equity based incentive units granted during the period ended December 31, 2010 was $3.3 million.

The following table presents compensation expense recognized related to all stock-based awards (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Stock options	$170	$—	$449	$—
Restricted stock units	214	—	547	—
Equity based incentive units	117	117	349	349

Total stock-based compensation	$501	$117	$1,345	$349

The following table presents the remaining unrecognized compensation expense related to all stock-based awards and the weighted term over which the expense will be recognized (dollars in thousands):

	September 30, 2013
	Unrecognized Expense	Weighted Average Period (Years)
Stock options	$1,531	2.3
Restricted stock units	1,882	2.3
Equity based incentive units	1,914	1.0

Total stock-based compensation	$5,327	1.2

9.	Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), which requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statements and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which taxes are expected to be paid or recovered. Further, we assess our deferred tax asset to determine whether all or any portion of the asset is more likely than not unrealizable under ASC 740. We are required to establish a valuation allowance for any portion of the asset we conclude is more likely than not to be unrealizable. Our assessment considers, among other things, the nature, frequency and severity of our current and cumulative losses, forecasts of our future taxable income, the duration of statutory carryforward periods and tax planning alternatives.

As discussed in Note 1, during 2012 and for the first 30 calendar days of 2013, the Company was a Delaware limited liability company which was treated as partnership for income tax purposes and was subject to certain minimal taxes and fees; however, income taxes on taxable income or losses realized by the Company were the obligation of the members. The Company has concluded that there were no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions related to the first 30 calendar days of 2013 or fiscal 2012.

On January 30, 2013, the Company reorganized from a Delaware limited liability company into a Delaware corporation and was renamed TRI Pointe Homes, Inc. As a result of this change in tax status, the Company recorded $906,000 of deferred tax assets related to various temporary differences and a full valuation allowance, primarily due to Company being in a cumulative loss position. At September 30, 2013, the Company determined that it was more likely than not that its deferred tax assets will be realized, which resulted in a $906,000 reversal of the valuation allowance against its deferred tax assets during the third quarter of 2013.

The Company evaluated both positive and negative evidence to determine its ability to realize its deferred tax assets. In its evaluation, the Company gave more significant weight to the objective evidence as compared to the subjective evidence. Also, more significant weight was given to evidence that directly related to the Company’s current financial performance than to indirect or less current evidence. The Company gave the most significant weight in its evaluation to objective, direct positive evidence related to its recently improved financial results, including its three year cumulative gain position; pretax income recorded in fiscal 2012; pretax income forecasted for fiscal 2013; significant growth in net sales orders, backlog and average closing price; increased community count; and its strong balance sheet and liquidity position. Additionally, the Company considered, at a lower weighting, subjective, direct positive evidence that it expects to increase its pretax income in future years by utilizing its strong balance sheet and liquidity position to invest in opportunities that will sustain and grow its operations. If industry conditions weaken, the Company expects to be able to adjust its operations to maintain long-term profitability and still realize its deferred tax assets. The Company estimated that if its annual pretax income remains at 2013 levels in future years, it will realize all of its temporary differences, primarily related to warranty accruals within the next three to five tax years.

Prior to the quarter ended September 30, 2013, the Company gave significant weight to the negative, direct evidence of its three-year cumulative pretax loss position that resulted from prior losses incurred while the Company was ramping up operations. Other negative, indirect evidence, such as negative macroeconomic conditions that included unemployment and consumer confidence, as well as a more restrictive mortgage lending environment, was considered at a lower weighting because the Company’s recent financial performance has been achieved in this environment.

Based on its evaluation of the positive and negative evidence described above at September 30, 2013, the Company concluded that the positive evidence outweighed the negative evidence and that it was more likely than not that all of its deferred tax assets will be realized. These significant changes in evidence at September 30, 2013, led the Company to determine that it was appropriate to reverse all of the valuation allowance against its deferred tax assets.

The Company continues to evaluate both positive and negative evidence in determining the need for a valuation allowance against its deferred tax assets. Changes in positive and negative evidence, including differences between the Company’s future operating results and the estimates utilized in the determination of the valuation allowance, could result in changes in the Company’s estimate of the valuation allowance against its deferred tax assets. The accounting for deferred taxes is based upon estimates of future results. Differences between the anticipated and actual outcomes of these future results could have a material impact on the Company’s consolidated results of operations or financial position. Also, changes in existing federal and state tax laws and tax rates could affect future tax results and the valuation allowance against the Company’s deferred tax assets.

The Company has recorded a tax provision of $1.8 million for the three months ended September 30, 2013 based on an effective tax rate of 28%. For the nine months ended September 30, 2013, the Company recorded a tax provision of $3.4 million based on an effective tax rate of 32% on the pretax income generated for the period from January 31, 2013 to September 30, 2013. Both the effective tax rate for the three and nine months ended September 30, 2013 were benefited by the reversal of our valuation allowance discussed above.

10.	Segment Information

The Company’s operations are organized into two reportable segments: homebuilding and construction services. In accordance with ASC 280, Segment Reporting, in determining the most appropriate reportable segments, we considered similar economic and other characteristics, including product types, average selling prices, gross profits, production processes, suppliers, subcontractors, regulatory environments, land acquisition results, and underlying demand and supply.

Operational results of each reportable segment are not necessarily indicative of the results that would have been achieved had the reportable segment been an independent, stand-alone entity during the periods presented. Financial information relating to reportable segments was as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Revenues
Homebuilding	$56,801	$9,953	$128,115	$22,277
Fee building	1,738	107	9,399	244

Total	$58,539	$10,060	$137,514	$22,521

Gross profit
Homebuilding	$13,036	$1,169	$26,583	$2,614
Fee building	163	12	804	38

Total	$13,199	$1,181	$27,387	$2,652

	September 30, 2013	December 31, 2012
Assets
Homebuilding	$429,662	$216,667
Fee building	1,306	849

Total	$430,968	$217,516

11.	Subsequent Events

On November 3, 2013, we entered into the Transaction Agreement with Weyerhaeuser, WRECO, and Merger Sub, pursuant to which the Company will combine with the homebuilding business of WRECO through a Reverse Morris Trust transaction.

Pursuant to the Transaction Agreement, Weyerhaeuser will distribute all the shares of common stock of WRECO to its shareholders (i) on a pro rata basis, (ii) in an exchange offer, or (iii) in a combination thereof. Weyerhaeuser will determine which approach it will take to consummate the Distribution prior to closing the Merger and no decision has been made at this time. Immediately following the Distribution, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of the Company. As a result of the Merger, the common stock of the Company will be held as follows:

•	WRECO Common Shares will be converted into the right to receive, in the aggregate, approximately 79.8% of the common stock of the Company.

•	The currently outstanding common stock of the Company will represent approximately 19.5% of the common stock of the Company.

•	Outstanding equity awards issued to Company employees and equity awards to be issued to WRECO employees will represent the remaining 0.7% of the common stock of the Company.

Completion of the Transactions is subject to approval by the Company’s stockholders, the receipt of certain regulatory approvals and tax opinions, as well as other customary closing conditions. Subject to these conditions, we anticipate closing the Transactions during the second quarter of 2014.

Consolidated Financial Statements

TRI Pointe Homes, LLC and TRI Pointe Homes, LLC Predecessor:
Historical Financial Statements:

Report of Independent Auditors	A-83

Consolidated Balance Sheets as of December 31, 2012 and 2011	A-84

Consolidated Statements of Operations for the Years Ended December  31, 2012 and 2011, and from September 24, 2010 (Inception) through December 31, 2010, and from January 1, 2010 through September 23, 2010

A-85

Consolidated Statements of Members’ Equity for the Years Ended December 31, 2012 and 2011, and from September 24, 2010 (Inception) through December 31, 2010	A-86

Consolidated Statement of Members’ Equity from January 1, 2010 through September 23, 2010	A-87

Consolidated Statements of Cash Flows for the Years Ended December  31, 2012 and 2011, and from September 24, 2010 (Inception) through December 31, 2010, and from January 1, 2010 through September 23, 2010

A-88

Notes to Consolidated Financial Statements for the Year Ended December  31, 2012 and 2011, and from September 24, 2010 (Inception) through December 31, 2010, and from January 1, 2010 through September 23, 2010

A-89

REPORT OF INDEPENDENT AUDITORS

To the Members

TRI Pointe Homes, LLC

We have audited the accompanying consolidated balance sheets of TRI Pointe Homes, LLC as of December 31, 2012 and 2011, and the related consolidated statements of operations, members’ equity, and cash flows for the years ended December 31, 2012 and 2011, for the period from September 24, 2010 (inception) through December 31, 2010, and for the predecessor group of entities of TRI Pointe Homes, LLC (TRI Pointe Homes Predecessor) for the period from January 1, 2010 through September 23, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TRI Pointe Homes, LLC at December 31, 2012 and 2011, and the consolidated results of its operations, members’ equity, and cash flows for the years ended December 31, 2012 and 2011, for the period from September 24, 2010 (inception) through December 31, 2010, and for the predecessor group of entities of TRI Pointe Homes, LLC (TRI Pointe Homes Predecessor) for the period from January 1, 2010 through September 23, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Irvine, California

March 28, 2013

TRI POINTE HOMES, LLC

CONSOLIDATED BALANCE SHEETS

	December 31,
	2012	2011
Assets
Cash and cash equivalents	$19,824,000	$10,164,000
Real estate inventories	194,083,000	82,023,000
Contracts and accounts receivable	548,000	71,000
Contracts intangible, net	—	244,000
Other assets	3,061,000	1,274,000

	$217,516,000	$93,776,000

Liabilities and members’ equity
Accounts payable and accrued liabilities	$10,995,000	$4,412,000
Notes payable	57,368,000	6,873,000

	68,363,000	11,285,000
Commitments and contingencies (Note 7)
Members’ equity	149,153,000	82,491,000

	$217,516,000	$93,776,000

See accompanying notes.

TRI POINTE HOMES, LLC AND TRI POINTE HOMES PREDECESSOR

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		Period From September 24, 2010 (Inception) Through December 31,	Predecessor
				Period From January 1, 2010 Through September 23,
	2012	2011	2010	2010
Revenues:
Home sales	$77,477,000	$13,525,000	$4,143,000	$—
Fee building	1,073,000	5,804,000	14,844,000	19,853,000

	78,550,000	19,329,000	18,987,000	19,853,000

Expenses:
Cost of home sales	63,688,000	12,075,000	3,773,000	—
Fee building	924,000	5,654,000	14,030,000	17,188,000
Sales and marketing	4,636,000	1,553,000	408,000	136,000
General and administrative	6,772,000	4,620,000	1,875,000	1,401,000

	76,020,000	23,902,000	20,086,000	18,725,000

Income (loss) from operations	2,530,000	(4,573,000)	(1,099,000)	1,128,000
Organizational costs	—	—	(1,061,000)	—
Other expense, net	(24,000)	(20,000)	(15,000)	(43,000)

Net income (loss)	$2,506,000	$(4,593,000)	$(2,175,000)	$1,085,000

Proforma income (loss) per share (Note 10)
Basic	$0.12	$(0.36)

Diluted	$0.12	$(0.36)

See accompanying notes.

TRI POINTE HOMES, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

	VIII/TPC Holdings, L.L.C.	Minority Members	Management Incentive Units	Total Members’ Equity
Balance at September 24, 2010 (inception)	$—	$—	$—	$—
Contributions	20,000,000	9,867,000	—	29,867,000
Financial advisory fee paid on capital raised	(1,975,000)	(975,000)	—	(2,950,000)
Amortization of equity based incentive units (Note 8)	—	—	116,000	116,000
Net loss	(1,456,000)	(719,000)	—	(2,175,000)

Balance at December 31, 2010	16,569,000	8,173,000	116,000	24,858,000
Contributions	64,000,000	—	—	64,000,000
Financial advisory fee paid on capital raised	(2,669,000)	429,000	—	(2,240,000)
Amortization of equity based incentive units (Note 8)	—	—	466,000	466,000
Net loss	(4,135,000)	(458,000)	—	(4,593,000)

Balance at December 31, 2011	73,765,000	8,144,000	582,000	82,491,000
Contributions	66,000,000	—	—	66,000,000
Financial advisory fee paid on capital raised	(2,393,000)	83,000	—	(2,310,000)
Amortization of equity based incentive units (Note 8)			466,000	466,000
Net income	2,364,000	142,000	—	2,506,000

Balance at December 31, 2012	$139,736,000	$8,369,000	$1,048,000	$149,153,000

See accompanying notes.

TRI POINTE HOMES PREDECESSOR

CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY

Total Members’ Equity
Balance at January 1, 2010	$9,604,000
Net income	1,085,000

Balance at September 23, 2010	$10,689,000

TRI POINTE HOMES, LLC AND TRI POINTE HOMES PREDECESSOR

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		Period From September 24, 2010 (Inception) Through December 31,	Predecessor
				Period From January 1, 2010 Through September 23,
	2012	2011	2010	2010
Cash flows from operating activities
Net income (loss)	$2,506,000	$(4,593,000)	$(2,175,000)	$1,085,000
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization of contracts intangible	244,000	686,000	1,529,000	—
Depreciation	187,000	72,000	13,000	29,000
Amortization of equity based incentive units	466,000	466,000	116,000
Changes in operating assets and liabilities:
Real estate inventories	(112,060,000)	(67,915,000)	(2,537,000)	(7,438,000)
Contracts and accounts receivable	(477,000)	2,035,000	(1,514,000)	(1,208,000)
Other assets	(1,686,000)	170,000	256,000	(287,000)
Accounts payable and accrued liabilities	6,583,000	2,636,000	192,000	609,000

Net cash used in operating activities	(104,237,000)	(66,443,000)	(4,120,000)	(7,210,000)

Cash flows from investing activities
Purchases of furniture and equipment	(288,000)	(308,000)	(26,000)	(50,000)

Net cash used in investing activities	(288,000)	(308,000)	(26,000)	(50,000)

Cash flows from financing activities
Cash contributions from member	66,000,000	64,000,000	20,000,000	—
Financial advisory fee paid on capital raised	(2,310,000)	(2,240,000)	(2,950,000)	—
Borrowings from notes payable	115,888,000	6,981,000	1,085,000	4,494,000
Repayments of notes payable	(65,393,000)	(3,570,000)	(2,638,000)	—
Cash contributed at formation	—	—	393,000	—

Net cash provided by financing activities	114,185,000	65,171,000	15,890,000	4,494,000

Net increase (decrease) in cash and cash equivalents	9,660,000	(1,580,000)	11,744,000	(2,766,000)
Cash and cash equivalents—beginning of period	10,164,000	11,744,000	—	8,795,000

Cash and cash equivalents—end of period	$19,824,000	$10,164,000	$11,744,000	$6,029,000

Supplemental disclosure of cash flow information
Interest paid, net of amounts capitalized	$—	$—	$—	$—

Supplemental disclosure of noncash transactions
Assets contributed and liabilities assumed at formation of the Company:
Real estate projects held for development and sale	$—	$—	$11,571,000	$—

Contracts intangible and other assets	$—	$—	$4,501,000	$—

Accounts payable and accrued liabilities	$—	$—	$(1,583,000)	$—

Notes payable secured by real estate projects	$—	$—	$(5,015,000)	$—

See accompanying notes.

TRI POINTE HOMES, LLC AND TRI POINTE HOMES PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

Organization

TRI Pointe Homes, LLC (the “Company”), a Delaware limited liability company, and its subsidiaries are primarily engaged in all aspects of residential real estate development, including acquiring land and designing, constructing and selling single-family homes located in California.

Our predecessor was not a legal entity but rather a combination of certain real estate entities, specializing in homebuilding, which included construction management to provide fee building services.

The Company commenced operations on September 24, 2010, concurrently with the execution of the Limited Liability Company Operating Agreement (the “Operating Agreement”). On that date a group of investors (collectively, the “Minority Members”) contributed assets and transferred liabilities in exchange for $9,867,000 of common units. The net assets contributed by the Minority Members had a fair value of $9,867,000, and consisted primarily of two real estate projects, two construction management agreements, working capital and fixed assets. In addition, VIII/TPC Holdings, L.L.C. (the “Starwood Fund”) contributed cash of $20,000,000 in exchange for $20,000,000 of common units and control of the Company. In accordance with the Operating Agreement, the Starwood Fund was permitted to elect to make additional capital contributions to the Company in exchange for additional common units, such that the Starwood Fund’s total capital contributions may aggregate up to $150,000,000 at a fixed price (the “Option”), with a potential common unit percentage interest in the Company of 93.83%. As of December 31, 2012, the Starwood Fund had fully funded the maximum aggregate capital contributions permitted under the Option.

The Company accounted for the Option as a freestanding equity instrument with a fair value at the date of issuance of $5,000,000. The Option was classified within the Company’s consolidated statement of members’ equity and specifically attributed to the Starwood Fund’s capital account.

During the years ended December 31, 2012 and 2011, the Starwood Fund made additional capital contributions of $66,000,000 and $64,000,000, respectively, in exchange for common units. As of December 31, 2012 and December 31, 2011, the Starwood Fund’s cumulative capital contributions to the Company totaled $150,000,000 and $84,000,000, respectively.

As of December 31, 2012, the Starwood Fund’s common unit percentage interest in the Company was 93.83%, and the Minority Members’ aggregate common unit percentage interest in the Company was the remaining 6.17%. As of December 31, 2011, the Starwood Fund’s common unit percentage interest in the Company was 89.49%, and the Minority Members’ aggregate common unit percentage interest in the Company was the remaining 10.51%.

In connection with the commitment from the Starwood Fund, the Company paid a financial advisory fee to a third-party investment firm equal to 5% of the aggregate capital contributed. The Company incurred financial advisory fees of $2,310,000, $2,240,000, and $2,950,000, respectively, which have been included as a reduction of members’ equity in the accompanying consolidated financial statements. No amounts were outstanding at December 31, 2012, 2011 and 2010 related to the financial advisory fees. All financial advisory fees paid were reallocated among the members, on a cumulative basis, in proportion with each member’s respective common unit percentage in the Company at the end of each reporting period.

In September 2012, the Starwood Fund made a contribution of $37,000,000 in exchange for $37,000,000 of common units. Concurrent with this capital contribution, the Company amended its Operating Agreement whereby the $37,000,000 must be returned to the Starwood Fund if the Offering does not close by February 28, 2013, or is cancelled prior to February 28, 2013 without the written consent of the Starwood Fund. In November 2012, the Company obtained approval from the Starwood Fund, pursuant to an amendment of its Operating Agreement, to remove the redemption feature such that the $37,000,000 of common units were no longer redeemable outside the control of the Company. The removal of the redemption feature was not deemed to be an extinguishment because the redemption was originally deemed to be remote. Accordingly, as of December 31, 2012, the $37,000,000 of common units is classified as members’ equity.

Net income and net losses are allocated among the members such that each member’s Adjusted Capital Account, as defined, is, as nearly as possible, proportionately equal to the distributions that would be made to each member if the Company were dissolved pursuant to the provisions of the Operating Agreement.

Distributions to the members are made pursuant to the Operating Agreement. Through December 31, 2012 and December 31, 2011 and 2010, no distributions had been made.

In January 2013, the Company completed its IPO in which it issued and sold 10 million shares of common stock at the public offering price of $17.00 per share. The company received proceeds of approximately $155.6 million, net of the underwriting discount and estimated offering expenses. In preparation of the IPO, the Company reorganized from a Delaware limited liability company into a Delaware corporation and was renamed TRI Pointe Homes, Inc. Upon the close of the IPO, the Company had 31,597,907 common shares outstanding, of which 37.9% was beneficially owned by the Starwood Fund and 5.9% was beneficially owned by the executive management team.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts have been eliminated upon consolidation. Subsequent events have been evaluated through the date the financial statements were issued.

The accompanying financial statements have been prepared in accordance with GAAP as contained within the FASB ASC.

Unless the context otherwise requires, the terms “we”, “us”, “our” and “the Company” refer to the Company and its predecessor.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies. Accordingly, actual results could differ materially from these estimates.

Cash and Cash Equivalents and Concentration of Credit Risk

We define cash and cash equivalents as cash on hand, demand deposits with financial institutions, and short term liquid investments with an initial maturity date of less than three months. The Company’s cash balances exceed federally insurable limits. The Company monitors the cash balances in its operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts.

Real Estate Inventories and Cost of Sales

We capitalize pre-acquisition, land, development and other allocated costs, including interest, during development and home construction. Applicable costs incurred after development or construction is substantially complete are charged to selling, general and administrative, and other expenses as appropriate. Pre-acquisition costs, including non-refundable land deposits, are expensed to other income (expense) when we determine continuation of the respective project is not probable.

Land, development and other common costs are typically allocated to inventory using a methodology that approximates the relative-sales-value method. Home construction costs per production phase are recorded using the specific identification method. Cost of sales for homes closed includes the allocation of construction costs of each home and all applicable land acquisition, land development and related common costs (both incurred and estimated to be incurred) based upon the relative-sales-value of the home within each community. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated on a relative-sales-value method to remaining homes in the community. Inventory is stated at cost, unless the carrying amount is determined not to be recoverable, in which case inventory is written down to fair value. We review our real estate assets at each community for indicators of impairment. Real estate assets include projects actively selling and projects under development or held for future development. Indicators of impairment include, but are not limited to, significant decreases in local housing market values and selling prices of comparable homes, significant decreases in gross margins and sales absorption rates, costs in excess of budget, and actual or projected cash flow losses.

If there are indications of impairment, we perform a detailed budget and cash flow review of our real estate assets to determine whether the estimated remaining undiscounted future cash flows of the community are more or less than the asset’s carrying value. If the undiscounted cash flows are more than the asset’s carrying value, no impairment adjustment is required. However, if the undiscounted cash flows are less than the asset’s carrying value, the asset is deemed impaired and is written down to fair value. These impairment evaluations require us to make estimates and assumptions regarding future conditions, including timing and amounts of development costs and sales prices of real estate assets, to determine if expected future undiscounted cash flows will be sufficient to recover the asset’s carrying value.

When estimating undiscounted cash flows of a community, we make various assumptions, including: (i) expected sales prices and sales incentives to be offered, including the number of homes available, pricing and incentives being offered by us or other builders in other communities, and future sales price adjustments based on market and economic trends; (ii) expected sales pace and cancellation rates based on local housing market conditions, competition and historical trends; (iii) costs expended to date and expected to be incurred including, but not limited to, land and land development costs, home construction costs, interest costs, indirect construction and overhead costs, and selling and marketing costs; (iv) alternative product offerings that may be offered that could have an impact on sales pace, sales price and/or building costs; and (v) alternative uses for the property.

Many assumptions are interdependent and a change in one may require a corresponding change to other assumptions. For example, increasing or decreasing sales absorption rates has a direct impact on the estimated per unit sales price of a home, the level of time sensitive costs (such as indirect construction, overhead and carrying costs), and selling and marketing costs (such as model maintenance costs and advertising costs). Depending on the underlying objective of the community, assumptions could have a significant impact on the projected cash flow analysis. For example, if our objective is to preserve operating margins, our cash flow analysis will be different than if the objective is to increase sales. These objectives may vary significantly from community to community and over time. If assets are considered impaired, impairment is determined by the amount the asset’s carrying value exceeds its fair value. Fair value is determined based on estimated future cash flows discounted for inherent risks associated with real estate assets. These discounted cash flows are impacted by expected risk based on estimated land development, construction and delivery timelines; market risk of price erosion; uncertainty of development or construction cost increases; and other risks specific to the asset or market conditions where the asset is located when assessment is made. These factors are specific to each community and may vary among communities. For the years ended December 31, 2012, 2011 and 2010, no impairment adjustments relating to real estate inventories were recorded.

Revenue Recognition

Home Sales and Profit Recognition

In accordance with ASC 360, Property, Plant, and Equipment, revenues from home sales and other real estate sales are recorded and a profit is recognized when the respective units are closed. Home sales and other real estate sales are closed when all conditions of escrow are met, including delivery of the home or other real estate asset, title passage, appropriate consideration is received and collection of associated receivables, if any, is reasonably assured. Sales incentives are a reduction of revenues when the respective unit is closed. When it is determined that the earnings process is not complete, the sale and the related profit are deferred for recognition in future periods. The profit we record is based on the calculation of cost of sales, which is dependent on our allocation of costs, as described in more detail above in the section entitled “—Real Estate Inventories and Cost of Sales.”

Fee Building

The Company enters into construction management agreements to provide fee building services whereby it will build, market and sell homes on behalf of independent third-party property owners. The independent third-party property owner funds all project costs incurred by the Company to build and sell the homes. The Company primarily enters into cost plus fee contracts where it charges independent third-party property owners for all direct and indirect costs plus a negotiated management fee. For these types of contracts, the Company recognizes revenue based on the actual total costs it has expended and the applicable management fee. The management fee is typically a fixed fee based on a percentage of the cost or home sales revenue of the project depending on the terms of the agreement with the independent third-party property owner. In accordance with ASC 605, Revenue Recognition, revenues from construction management services are recognized over a cost-to-cost approach in applying the percentage-of-completion method. Under this approach, revenue is earned in proportion to total costs incurred, divided by total costs expected to be incurred. The total estimated cost plus the management fee represents the total contract value. The Company recognizes revenue based on the actual labor and other direct costs incurred, plus the portion of the management fee it has earned to date. In the course of providing its services, the Company routinely subcontracts for services and incurs other direct costs on behalf of its clients. These costs are passed through to clients and, in accordance with industry practice and GAAP, are included in the Company’s revenue and cost of revenue. Under certain agreements, the Company is eligible to receive additional incentive compensation, as certain financial thresholds defined in the agreement are achieved. The Company recognizes revenue for any incentive compensation when such financial thresholds are probable of being met and such compensation is deemed to be collectible, generally at the date the amount is communicated to us by the independent third-party property owner.

The Company also enters into fee building contracts where it does not bear risks for any services outside of its own. For these types of contracts, the Company recognizes revenue as services are performed. The Company does not recognize any revenue or costs related to subcontractors’ cost since it does not bear any risk related to them.

Warranty Reserves

Estimated future direct warranty costs are accrued and charged to cost of sales in the period when the related homebuilding revenues are recognized. Amounts accrued are based upon historical experience rates. Indirect warranty overhead salaries and related costs are charged to the reserve in the period incurred. We assess the adequacy of our warranty accrual on a quarterly basis and adjust the amounts recorded if necessary. Our warranty accrual is included in accrued liabilities in the accompanying consolidated balance sheets. Changes in our warranty accrual are detailed in the table set forth below:

	Year Ended December 31,
	2012	2011	2010
Warranty reserves, beginning of period	$985,000	$731,000	$316,000	(1)
Warranty reserves accrued	854,000	470,000	485,000
Warranty expenditures	(246,000)	(216,000)	(70,000)

Warranty reserves, end of period	$1,593,000	$985,000	$731,000

(1)	Contributed at formation of the Company on September 24, 2010

Acquired Intangible Assets

Upon consummation of a business combination as defined in ASC 805, Business Combinations, the Company performs an assessment to determine the value of the acquired company’s tangible and identifiable intangible assets and liabilities. In its assessment, the Company determines whether identifiable intangible assets exist, which typically include backlog and customer relationships. The identified intangible assets are amortized over their respective calculated term.

Variable Interest Entities

The Company accounts for variable interest entities in accordance with ASC 810, Consolidation (“ASC 810”). Under ASC 810, a variable interest entity (“VIE”) is created when: (a) the equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties, including the equity holders; (b) the entity’s equity holders as a group either (i) lack the direct or indirect ability to make decisions about the entity, or (ii) are not obligated to absorb expected losses of the entity or (iii) do not have the right to receive expected residual returns of the entity; or (c) the entity’s equity holders have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of the equity holder with disproportionately few voting rights. If an entity is deemed to be a VIE pursuant to ASC 810, the enterprise that has both (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb the expected losses of the entity or right to receive benefits from the entity that could be potentially significant to the VIE is considered the primary beneficiary and must consolidate the VIE. In accordance with ASC 810, we perform ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. As of December 31, 2012 and 2011, the Company did not have any investment that was deemed to be a VIE.

Under ASC 810, a non-refundable deposit paid to an entity is deemed to be a variable interest that will absorb some or all of the entity’s expected losses if they occur. Our land purchase and lot option deposits generally represent our maximum exposure to the land seller if we elect not to purchase the optioned property. In some instances, we may also expend funds for due diligence, development and construction activities with respect to optioned land prior to takedown. Such costs are classified as inventories owned, which we would have to write off should we not exercise the option. Therefore, whenever we enter into a land option or purchase contract with an entity and make a non-refundable deposit, a VIE may have been created. As of December 31, 2012 and 2011, the Company was not required to consolidate any VIEs nor did the Company write off any costs that had been capitalized under lot option contracts. In accordance with ASC 810, we perform ongoing reassessments of whether we are the primary beneficiary of a VIE.

Stock-Based Compensation

We account for share-based awards in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). ASC 718 requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. ASC 718 requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees.

Sales and Marketing Expense

Sales and marketing costs incurred to sell real estate projects are capitalized if they are reasonably expected to be recovered from the sale of the project or from incidental operations and are incurred for tangible assets that are used directly through the selling period to aid in the sale of the project or services that have been performed to obtain regulatory approval of sales. All other selling expenses and other marketing costs are expensed in the period incurred.

Organizational Costs

Organizational costs include legal, accounting and other expenditures incurred in connection with the formation of the Company, which were expensed in their entirety during the period ended December 31, 2010.

Income Taxes

The Company is a limited liability company and the Company’s predecessor includes a limited partnership and a limited liability company, all of which are treated as partnership for income tax purposes and are subject to certain minimal taxes and fees; however, income taxes on taxable income or losses realized by the Company are the obligation of the members. The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company’s evaluation was performed for the tax years ended December 31, 2012, 2011 and 2010.

The Company’s predecessor has a subsidiary that is treated as a C Corporation. Federal and state income taxes are provided for these entities in accordance with the provisions of ASC 740, Income Taxes. The provision for, or the benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are evaluated to determine whether a valuation allowance should be established based on its determination of whether it is more likely than not that some or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends primarily on the generation of future taxable income during the periods in which those temporary differences become deductible. Judgment is required in determining future tax consequences of events that have been recognized in the consolidated financial statements and/or tax returns. Differences between anticipated and actual outcomes of these future tax consequences could have a material impact on the consolidated financial position or results of operations.

The Company’s predecessor followed certain accounting guidance with respect to how uncertain tax positions should be accounted for and disclosed in the consolidated financial statements. The guidance requires the assessment of tax positions taken or expected to be taken in the tax returns and to determine whether the tax positions are “more-likely-than-not” of being sustained upon examination by the applicable taxing authority. Tax positions deemed to meet the more-likely-than-not criteria would be recorded as a tax benefit or expense in the current year. We are required to assess open tax years, as defined by the statute of limitations, for all major jurisdictions, including federal and certain states. Open tax years are those that are open for examination by taxing authorities. We have no examinations in progress and believe that there are no uncertain tax positions that do not meet the more-likely-than-not level of authority.

Recently Issued Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amends ASC 820, Fair Value Measurements (“ASC 820”), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. The Company’s adoption of these provisions of ASU 2011-04 on January 1, 2012 did not have an impact on the consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”), which amends the guidance in ASC 350-20, Intangibles—Goodwill and Other—Goodwill. Under ASU 2011-08, entities have the option of performing a qualitative assessment before calculating the fair value of the reporting unit when testing goodwill for impairment. If the fair value of the reporting unit is determined, based on qualitative factors, to be more likely than not less than the carrying amount of the reporting unit, then entities are required to perform the two-step goodwill impairment test. The Company’s adoption of these provisions of ASU 2011-08 on January 1, 2012 did not have an impact on the consolidated financial statements.

2.	Real Estate Inventories

Real estate inventories consisted of the following:

	December 31,
	2012	2011
Inventories owned:
Deposits and pre-acquisition costs	$12,285,000	$12,124,000
Land held and land under development	129,621,000	58,434,000
Homes completed or under construction	40,955,000	8,918,000
Model homes	11,222,000	2,547,000

	$194,083,000	$82,023,000

Model homes, homes completed, and homes under construction include all costs associated with home construction, including land, development, indirects, permits, and vertical construction. Land under development includes costs incurred during site development such as land, development, indirects, and permits. Land is classified as held for future development if no significant development has occurred.

Interest Capitalization

Interest is capitalized on inventory during development and other qualifying activities. Interest capitalized as cost of inventory is included in cost of sales as related units are closed. For the year ended December 31, 2012 and 2011, the period from September 24, 2010 (inception) through December 31, 2010 and the period from January 1, 2010 through September 23, 2010, interest incurred, capitalized, and expensed were as follows:

	Year Ended December 31,		Period From September 24, 2010 (Inception) Through December 31,	Predecessor
				Period From January 1, 2010 Through September 23,
	2012	2011	2010	2010
Interest incurred	$2,077,000	$171,000	$185,000	$160,000

Interest expensed	—	—	—	—

Capitalized interest in beginning inventory	$159,000	$257,000	$160,000	$—
Interest capitalized as a cost of inventory	2,077,000	171,000	185,000	160,000
Interest previously capitalized as a cost of inventory, included in cost of sales	(872,000)	(269,000)	(88,000)	—

Capitalized interest in ending inventory	$1,364,000	$159,000	$257,000	$160,000

3.	Contracts Intangible

The formation of the Company was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. As such, the Company allocated amounts to acquired tangible and intangible assets and liabilities based upon their fair values.

Contracts intangible represents the fair value attributable to the construction services contracts contributed by the Minority Members at formation. Contracts intangible is amortized as a cost of construction services over the lives of the related fee building projects, and consisted of the following:

	December 31,
	2012	2011
Contracts intangible	$2,459,000	$2,459,000
Beginning accumulated amortization	(2,215,000)	(1,529,000)
Amortization expense	(244,000)	(686,000)

Ending accumulated amortization	(2,459,000)	(2,215,000)

Contracts intangible, net	$—	$244,000

4.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31,
	2012	2011
Accounts payable and accrued expenses	$8,280,000	$3,223,000
Accrued payroll liabilities	1,122,000	204,000
Warranty reserves (Note 1)	1,593,000	985,000

	$10,995,000	$4,412,000

5.	Notes Payable

Notes payable consisted of the following:

	December 31,
	2012	2011
Revolving credit facility	$6,855,000	$2,025,000
Acquisition and development loans	37,996,000	4,848,000
Construction loans	12,517,000	—

	$57,368,000	$6,873,000

As of December 31, 2012, the Company has a secured revolving credit facility which has a maximum loan commitment of $30.0 million, an initial maturity date of April 19, 2014 and a final maturity date of April 19, 2015. The Company may borrow under its facility in the ordinary course of business to fund its operations, including its land development and home building activities. The amount the Company may borrow is subject to applicable borrowing base provisions and concentration limitations, which may also limit the amount available or outstanding under the facility. The facility is secured by deeds of trust on the real property and improvements thereon, and the borrowings are repaid with the net sales proceeds from the sales of homes, subject to a minimum release price. Interest rates charged under the facility include LIBOR and prime rate pricing options, subject to a minimum interest rate floor. As of December 31, 2012, the interest rate was 5.5% per annum, and the Company had approximately $21.4 million of availability under the facility.

The Company enters into secured acquisition and development loan agreements to purchase and develop land parcels. In addition, the Company enters into secured construction loan agreements for the construction of its model and production homes. The acquisition and development loans will be repaid as lots are released from the loans based upon a specific release price, as defined in each respective loan agreement. The construction loans will be repaid with proceeds from home closings based upon a specific release price, as defined in each respective loan agreement.

As of December 31, 2012, the Company had approximately $68.1 million of aggregate acquisition and development loan commitments and $25.4 million of aggregate construction loan commitments, of which $38.0 million and $12.5 million was outstanding, respectively. The loans have maturity dates ranging from August 2013 to February 2015, including the six month extensions which are at our election (subject to certain conditions) and bear interest at a rate based on LIBOR or Prime Rate pricing options, with interest rate floors ranging from 4.0% to 6.0%. As of December 31, 2012, the weighted average interest rate was 5.2% per annum.

As of December 31, 2011, the Company had one secured acquisition and development loan with a $13.1 million commitment, of which $4.8 million was outstanding. The loan has a maturity date of April 2014, including the six month extension which is at our election (subject to certain conditions) and bears interest at a rate based on LIBOR or Prime Rate pricing options, with an interest rate floor of 6.0%. As of December 31, 2011, the weighted average interest rate was 6.0% per annum.

During the year ended December 31, 2002 and 2011, the period from September 24, 2010 (inception) through December 31, 2010, and the period from January 1, 2010 through September 23, 2010, the Company incurred interest of $2,077,000, $171,000, $185,000 and $160,000 respectively, related to its notes payable, all of which was capitalized to real estate inventories. As of December 31, 2012 and 2011, accrued interest of $273,000 and $33,000, respectively, was included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

Under the revolving credit facility and construction notes payable, the Company is required to comply with certain financial covenants, including but not limited to (i) a minimum tangible net worth; (ii) a maximum total liabilities to tangible net worth ratio; and (iii) a minimum liquidity amount. The Company was in compliance with all financial covenants as of December 31, 2012 and 2011.

6.	Fair Value Disclosures

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date and requires assets and liabilities carried at fair value to be classified and disclosed in the following three categories:

•	Level 1—Quoted prices for identical instruments in active markets

•	Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets at measurement date

•	Level 3—Valuations derived from techniques where one or more significant inputs or significant value drivers are unobservable in active markets at measurement date

At December 31, 2012 and 2011, as required by ASC 820, Financial Instruments, the following presents net book values and estimated fair values of notes:

	Liabilities at Fair Value as of December 31, 2012
	Total	Level 1	Level 2	Level 3
Revolving credit facility	$6,855,000	$—	$—	$6,855,000
Acquisition and development loans	37,996,000	—	—	37,996,000
Construction loans	12,517,000	—	—	12,517,000

Total liabilities measured at fair value	$57,368,000	$—	$—	$57,368,000

	Liabilities at Fair Value as of December 31, 2011
	Total	Level 1	Level 2	Level 3
Revolving credit facility	$2,025,000	$—	$—	$2,025,000
Acquisition and development loans	4,848,000	—	—	4,848,000

Total liabilities measured at fair value	$6,873,000	$—	$—	$6,873,000

Estimated fair values of the outstanding revolving credit facility, acquisition and development loans, and construction loans at December 31, 2012 and 2011 were based on cash flow models discounted at market interest rates that considered underlying risks of the debt.

Nonfinancial assets and liabilities include items such as inventory and long lived assets that are measured at fair value when acquired and resulting from impairment, if deemed necessary. During the years ended December 31, 2012 and 2011, the Company did not record any fair value adjustments to those financial and nonfinancial assets and liabilities measured at fair value on a nonrecurring basis.

7.	Commitments and Contingencies

Lawsuits, claims and proceedings have been or may be instituted or asserted against us in the normal course of business, including actions brought on behalf of various classes of claimants. We are also subject to local, state and federal laws and regulations related to land development activities, house construction standards, sales practices, employment practices and environmental protection. As a result, we are subject to periodic examinations or inquiry by agencies administering these laws and regulations.

We record a reserve for potential legal claims and regulatory matters when they are probable of occurring and a potential loss is reasonably estimable. We accrue for these matters based on facts and circumstances specific to each matter and revise these estimates when necessary.

In view of the inherent difficulty of predicting outcomes of legal claims and related contingencies, we generally cannot predict their ultimate resolution, related timing or eventual loss. If our evaluations indicate loss contingencies that could be material are not probable, but are reasonably possible, we will disclose their nature with an estimate of possible range of losses or a statement that such loss is not reasonably estimable. At December 31, 2012 and 2011, the Company did not have any accruals for asserted or unasserted matters.

We obtain surety bonds in the normal course of business to ensure completion of certain infrastructure improvements of our projects. As of December 31, 2012 and 2011, the Company had outstanding surety bonds totaling $11.9 million and $7.5 million, respectively. The beneficiaries of the bonds are various municipalities. In the unlikely event that any such surety bond issued by third parties are called because the required improvements are not completed, the Company could be obligated to reimburse the issuer of the bond.

We lease certain property and equipment under non-cancelable operating leases. Office leases are for terms up to five years and generally provide renewal options for terms up to an additional five years. In most cases, we expect that, in the normal course of business, leases that expire will be renewed or replaced by other leases. Equipment leases are typically for terms of three to four years.

The Company occupies office space under three operating lease agreements that expire in 2014, 2016 and 2018 respectively. As of December 31, 2012, future minimum lease payments under non-cancelable operating lease agreements are as follows:

2013	$453,000
2014	490,000
2015	458,000
2016	411,000
2017	120,000
Thereafter	61,000

$1,993,000

For the years ended December 31, 2012, 2011 and 2010, rental expense was $373,000, $167,000 and $35,000, respectively.

8.	Equity Based Incentive Units

On September 24, 2010, the Company granted equity based incentive units to management. Recipients of the equity based incentive units have the right to receive certain distributions, if any, from the Company following distributions to the common unit members of all of their prior capital contributions plus a specified return on such capital contributions. The vesting terms of the equity based incentive units are as follows: (1) 18.75% of such units vested, subject to limitation in (3) below on the date following the first-year anniversary of the date of such officer’s employment; (2) 56.25% of such units vest, subject to limitation in (3) below in equal quarterly installments between the first and fourth-year anniversary of the date of such officer’s employment; (3) 25% of the awards granted in (1) and (2) will vest upon a liquidity event as defined; and (4) 25% of such units will be converted into a number of shares of restricted stock prior to a liquidity event, as defined.

The fair value for equity based incentive units was established at the date of grant using an option based model. The fair value of the equity based incentive units was determined using the following assumptions:

September 24, 2010
Dividend yield	0.0%
Expected volatility	70%
Risk-free interest rate	1.03%
Term	4 years

The Company did not grant any equity based incentive units during the year ended December 31, 2012 and 2011. No equity based incentive units were cancelled or issued during the years ended December 31, 2012 and 2011.

The grant-date fair value of the equity based incentive units granted during the period ended December 31, 2010 was $3.3 million. The Company recognized $466,000, $466,000 and $116,000 of compensation expense, net of estimated forfeitures during the years ended December 31, 2012, 2011 and 2010, respectively, and all such compensation expense was included in general and administrative. Unrecognized compensation expense related to equity based incentive units was $2.3 million, $2.7 million and $3.2 million at December 31, 2012, 2011 and 2010, respectively.

9.	Segment Information

The Company’s operations are organized into two reportable segments: homebuilding and construction services. In accordance with ASC 280, Segment Reporting, in determining the most appropriate reportable segments, we considered similar economic and other characteristics, including product types, average selling prices, gross profits, production processes, suppliers, subcontractors, regulatory environments, land acquisition results, and underlying demand and supply.

The reportable segments follow the same accounting policies as our consolidated financial statements described in Note 1. Operational results of each reportable segment are not necessarily indicative of the results that would have been achieved had the reportable segment been an independent, stand-alone entity during the periods presented. Financial information relating to reportable segments was as follows:

	Year Ended December 31,		Period From September 24, 2010 (Inception) Through December 31,	Predecessor
				Period From January 1, 2010 Through September 23,
	2012	2011	2010	2010
Revenues
Homebuilding	$77,477,000	$13,525,000	$4,143,000	$—
Fee building	1,073,000	5,804,000	14,844,000	19,853,000

Total	$78,550,000	$19,329,000	$18,987,000	$19,853,000

Gross profit
Homebuilding	$13,789,000	$1,450,000	$370,000	$—
Fee building	149,000	150,000	814,000	2,665,000

Total	$13,938,000	$1,600,000	$1,184,000	$2,665,000

Contracts intangible amortization (included in cost of sales)
Homebuilding	$—	$—	$—	$—
Fee building	244,000	686,000	1,529,000	—

Total	$244,000	$686,000	$1,529,000	$—

	December 31,
	2012	2011
Assets
Homebuilding	$216,667,000	$92,604,000
Fee building	849,000	1,172,000

Total	$217,516,000	$93,776,000

10.	Pro Forma Income (Loss) per Share

Pro forma basic and diluted net income (loss) per share for the year ended December 31, 2012 and 2011 gives effect to the conversion of the Company’s members’ equity into common stock as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. The number of shares to be converted is based on the actual initial public offering price of $17.00 per share. In addition, the pro forma amounts give effect to reflect any income tax adjustments as if the Company was a taxable entity as of the beginning of the period. The pro forma income tax adjustments did not have any impact as the Company was in a cumulative loss position for the periods presented and since inception. Accordingly, any deferred tax assets associated with the losses would have a full valuation allowance applied against them.

	December 31,
	2012	2011
Net income (loss) as reported	$2,506,000	$(4,593,000)

Pro forma weighted-average shares to reflect the conversion of members’ equity	21,597,907	12,681,352

Pro forma weighted-average shares used to compute pro forma basic and diluted net income (loss) per share	21,597,907	12,681,352

11.	Subsequent Events

Upon completion of the Company’s IPO (discussed in Note 1) on January 31, 2013, the Company granted an aggregate of 159,412 restricted stock units and an aggregate of 282,201 options to purchase shares to members of the management team, officers and directors under the 2013 Long-Term Incentive Plan. On March 1, 2013, the Company granted an aggregate of 72,300 restricted stock units to its employees. The number of shares of the Company’s common stock that may be issued under the 2013 Long-Term Incentive Plan is 2,527,833 shares.

THE INFORMATION AGENT FOR THIS EXCHANGE OFFER IS:

THE EXCHANGE AGENT FOR THIS EXCHANGE OFFER IS:

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Sections 23B.08.510 and 23B.08.570 of the Washington Business Corporation Act (the “WBCA”) authorize Washington corporations to indemnify directors and officers under certain circumstances against expenses and liabilities incurred in legal proceedings in which they are involved by reason of being a director or officer. Section 23B.08.560 of the WBCA authorizes a corporation, if provided for in its articles of incorporation, by provision in a bylaw approved or ratified by its shareholders, or a resolution adopted or ratified, before or after the event, by the shareholders, to indemnify or agree to indemnify a director made a party to a proceeding, or obligate itself to advance or reimburse expenses incurred in a proceeding, without regard to the limitations imposed by WBCA Sections 23B.08.510 through 23B.08.550, provided that the corporation may not indemnify any director from or on account of acts or omissions of the director (i) finally adjudged to be intentional misconduct or a knowing violation of law, (ii) finally adjudged to violate WBCA Section 23B.08.310 (relating to unlawful distributions), or (iii) relating to any transaction with respect to which it was finally adjudged that the director personally received a benefit in money, property or services to which the director was not legally entitled.

Section 23B.08.320 of the WBCA authorizes Washington corporations to limit the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, provided that the corporation may not eliminate or limit the liability of a director for acts or omissions (i) that involve intentional misconduct or a knowing violation of law by a director, (ii) that violate WBCA Section 23B.08.310 (relating to unlawful distributions), or (iii) that relate to any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled.

Under the Transaction Agreement incorporated by reference as an exhibit hereto, Weyerhaeuser has agreed that it will indemnify WRECO, each WRECO Subsidiary and each of their Affiliates and their respective Representatives (including directors, officers and employees) from and against losses related to certain elements of the transactions. WRECO has agreed that it will indemnify Weyerhaeuser, each Weyerhaeuser Subsidiary and each of their Affiliates and their respective Representatives (including directors, officers and employees) from and against losses related to certain elements of the Transactions.

It is the opinion of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act of 1933 is against public policy and is unenforceable pursuant to Section 14 of the Securities Act of 1933.

Item 21. Exhibits and Financial Statement Schedules

(a)	Exhibits.

See the Exhibit Index.

(b)	Financial Statement Schedules.

None.

(c)	Reports, Opinions and Appraisals.

Opinion of Deutsche Bank Securities Inc.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) The undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) to respond to requests for information that is incorporated by reference into this prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) that each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(9) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Federal Way, in the State of Washington, on January 9, 2014.

WEYERHAEUSER REAL ESTATE COMPANY

by	/s/ Peter M. Orser
Peter M. Orser
President and Chief Executive Officer

POWERS OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Sandy D. McDade and Devin W. Stockfish, and any one or more of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, to sign any and all amendments (including power-effective amendments) to this registration statement, and to file the same with all exhibits thereto and other documents in connection therewith with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed on January 9, 2014 by the following persons in the capacities indicated.

Signature	Title	Date

/s/ Peter M. Orser Peter M. Orser	President and Chief Executive Officer (Principal Executive Officer)	January 9, 2014

/s/ L. Dale Sowell L. Dale Sowell	Executive Vice President (Principal Financial Officer)	January 9, 2014

/s/ Beth Cassens Beth Cassens	Vice President and Controller (Principal Accounting Officer)	January 9, 2014

/s/ Jeanne M. Hillman Jeanne M. Hillman	Director	January 9, 2014

/s/ Thomas M. Smith Thomas M. Smith	Director	January 9, 2014

/s/ Devin W. Stockfish Devin W. Stockfish	Director	January 9, 2014

EXHIBIT INDEX

Exhibit No.	Description

*2.1	Transaction Agreement, dated as of November 3, 2013, by and among Weyerhaeuser Company, Weyerhaeuser Real Estate Company, TRI Pointe Homes, Inc. and Topaz Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Weyerhaeuser Company’s Current Report on Form 8-K filed on November 4, 2013).

+3.1	Certificate of Incorporation of Weyerhaeuser Real Estate Company.

+3.2	Bylaws of Weyerhaeuser Real Estate Company.

**3.3	Amended and Restated Certificate of Incorporation of TRI Pointe Homes, Inc.

**3.4	Amended and Restated Bylaws of TRI Pointe Homes, Inc.

+4.1	Specimen Common Stock Certificate of Weyerhaeuser Real Estate Company.

**4.2	Investor Rights Agreement, dated as of January 30, 2013, among TRI Pointe Homes, Inc., VIII/TPC Holdings, L.L.C., BMG Homes, Inc., The Bauer Revocable Trust U/D/T Dated December 31, 2003, Grubbs Family Trust Dated June 22, 2012, The Mitchell Family Trust U/D/T Dated February 8, 2000, Douglas J. Bauer, Thomas J. Mitchell and Michael D. Grubbs.

**4.3	First Amendment to Investor Rights Agreement, dated as of November 3, 2013, by and among TRI Pointe Homes, Inc., VIII/TPC Holdings, L.L.C., BMG Homes, Inc., The Bauer Revocable Trust U/D/T Dated December 31, 2003, Grubbs Family Trust Dated June 22, 2012, The Mitchell Family Trust U/D/T Dated February 8, 2000, Douglas F. Bauer, Thomas J. Mitchell and Michael D. Grubbs.

**4.4	Registration Rights Agreement, dated as of January 30, 2013, among TRI Pointe Homes, Inc., VIII/TPC Holdings, L.L.C., and certain TRI Pointe Homes, Inc. stockholders.

+5.1	Opinion of Devin W. Stockfish, Esq. as to the common shares to be issued by Weyerhaeuser Real Estate Company.

+8.1	Opinion of Covington & Burling LLP as to certain tax matters.

+8.2	Opinion of Gibson, Dunn & Crutcher LLP as to certain tax matters.

*9.1	Voting Agreement, dated as of November 3, 2013, among Weyerhaeuser Company, Thomas J. Mitchell and The Mitchell Family Trust U/D/T Dated February 8, 2000 (incorporated by reference to Exhibit 10.1 to Weyerhaeuser Company’s Current Report on Form 8-K filed on November 4, 2013).

*9.2	Voting Agreement, dated as of November 3, 2013, among Weyerhaeuser Company, Michael D. Grubbs and Grubbs Family Trust Dated June 22, 2012 (incorporated by reference to Exhibit 10.2 to Weyerhaeuser Company’s Current Report on Form 8-K filed on November 4, 2013).

*9.3	Voting Agreement, dated as of November 3, 2013, among Weyerhaeuser Company, Douglas F. Bauer and The Bauer Family Revocable Trust U/D/T Dated December 31, 2003 (incorporated by reference to Exhibit 10.3 to Weyerhaeuser Company’s Current Report on Form 8-K filed on November 4, 2013).

*9.4	Voting Agreement, dated as of November 3, 2013, among Weyerhaeuser Company, VIII/TPC Holdings, L.L.C. and SOF-/VIII U.S. Holdings, L.P. (incorporated by reference to Exhibit 10.4 to Weyerhaeuser Company’s Current Report on Form 8-K filed on November 4, 2013).

+21.1	Subsidiaries of Weyerhaeuser Real Estate Company.

**23.1	Consent of KPMG LLP relating to Weyerhaeuser Real Estate Company.

**23.2	Consent of Ernst & Young LLP relating to TRI Pointe Homes, Inc.

**23.3	Consent of KPMG LLP relating to Weyerhaeuser Company.

Exhibit No.	Description

**23.4	Consent of Deloitte & Touche LLP relating to Longview Timber LLC.

+23.5	Consent of Devin W. Stockfish, Esq. (included in Exhibit 5.1).

+23.6	Consent of Covington & Burling LLP (included in Exhibit 8.1).

+23.7	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 8.2).

**24.1	Power of Attorney (contained in signature page).

*99.1	Form of Tax Sharing Agreement to be entered into by and among Weyerhaeuser Company, Weyerhaeuser Real Estate Company and TRI Pointe Homes, Inc. (incorporated by reference to Exhibit 10.5 to Weyerhaeuser Company’s Current Report on Form 8-K filed on November 4, 2013).

+99.2	Letter of Transmittal for Weyerhaeuser common shares.

+99.3	Instructions to the Letter of Transmittal for Weyerhaeuser common shares.

+99.4	Letter to brokers, dealers, commercial banks, trust companies and other nominees.

+99.5	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

+99.6	Guidelines for certification of taxpayer identification number on substitute form W-9.

+99.7	Notice of Guaranteed Delivery for Weyerhaeuser common shares.

+99.8	Notice of Withdrawal for Weyerhaeuser common shares.

**99.9	Opinion of Deutsche Bank Securities Inc.

**99.10	Consent of Deutsche Bank Securities Inc.

**99.11	Letter re Voting Agreement, dated as of November 3, 2013, between TRI Pointe Homes, Inc. and Thomas J. Mitchell.

**99.12	Letter re Voting Agreement, dated as of November 3, 2013, between TRI Pointe Homes, Inc. and Michael D. Grubbs.

**99.13	Letter re Voting Agreement, dated as of November 3, 2013, between TRI Pointe Homes, Inc. and Douglas F. Bauer.

**99.14	Letter re Voting Agreement, dated as of November 3, 2013, between TRI Pointe Homes, Inc. and VIII/TPC Holdings, L.L.C.

*	Incorporated by reference
**	Filed herewith
+	To be filed by amendment